UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 14, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA

ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Plaza de San Nicolás, 4

48005 Bilbao

Spain

(Address of principal executive offices)

Eduardo Ávila Zaragoza

Paseo de la Castellana, 81

28046 Madrid

Spain

Telephone number +34 91 537 7000

Fax number +34 91 537 6766

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

Translation of consolidated annual accounts of Banco Bilbao Vizcaya Argentaria, S.A. and related management report for the year ended December 31, 2011, as furnished to the Spanish Securities Commission on February 10, 2012.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

For the year ended December 31, 2011

Translation of a report originally issued in Spanish based on our work performed in accordance with the audit regulations in force in Spain and of consolidated financial statements originally issued in Spanish and prepared in accordance with International Financial Reporting Standards as adopted by the European Union and the other provisions of the regulatory financial reporting framework applicable to the Group (Notes 1 and 60). In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS’ REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of

Banco Bilbao Vizcaya Argentaria, S.A.:

We have audited the consolidated financial statements of Banco Bilbao Vizcaya Argentaria, S.A. (“the Bank”) and the companies composing, together with the Bank, the Banco Bilbao Vizcaya Argentaria Group (“the Group” – see Note 3), which comprise the consolidated balance sheet at 31 December 2011 and the related consolidated income statement, consolidated statement of recognised income and expense, consolidated statement of changes in equity, consolidated statement of cash flows and notes to the consolidated financial statements for the year then ended. As indicated in Note 1.2 to the accompanying consolidated financial statements, the directors of the Bank are responsible for the preparation of the Group’s consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and the other provisions of the regulatory financial reporting framework applicable to the Group. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with the audit regulations in force in Spain, which require examination, by means of selective tests, of the evidence supporting the consolidated financial statements and evaluation of whether their presentation, the accounting principles and policies applied and the estimates made comply with the applicable regulatory financial reporting framework.

In our opinion, the accompanying consolidated financial statements for 2011 present fairly, in all material respects, the consolidated equity and consolidated financial position of the Banco Bilbao Vizcaya Argentaria Group at 31 December 2011, and the consolidated results of its operations and its consolidated cash flows for the year then ended, in conformity with International Financial Reporting Standards as adopted by the European Union and the other provisions of the regulatory financial reporting framework applicable to the Group.

The accompanying consolidated directors’ report for 2011 contains the explanations which the Bank’s directors consider appropriate about the Group’s situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated directors’ report is consistent with that contained in the consolidated financial statements for 2011. Our work as auditors was confined to checking the consolidated directors’ report with the aforementioned scope, and did not include a review of any information other than that drawn from the accounting records of Banco Bilbao Vizcaya Argentaria, S.A. and of the companies composing, together with the Bank, the Group.

DELOITTE, S.L.

Registered in ROAC under no. S0692

/s/ Miguel Ángel Bailón

Miguel Ángel Bailón

2 February 2012

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

APPENDICES
APPENDIX I	Financial Statements of Banco Bilbao Vizcaya Argentaria, S.A.	200
APPENDIX II	Additional information on consolidated subsidiaries composing the BBVA Group	209
APPENDIX III	Additional information on the jointly controlled companies accounted for under the proportionate consolidation method in the BBVA Group	217
APPENDIX IV	Additional information on investments and jointly controlled companies accounted for under the equity method in the BBVA Group	218
APPENDIX V	Changes and notification of investments and divestments in the BBVA Group in 2011	219
APPENDIX VI	Fully consolidated subsidiaries with more than 10% owned by non-BBVA Group shareholders as of December 31, 2011	223
APPENDIX VII	BBVA Group’s securitization funds	224
APPENDIX VIII	Details of the outstanding Subordinated Debt and Preferred Securities issued by the Bank or entities in the Group consolidated as of December 31, 2011.	225
APPENDIX IX	Consolidated balance sheets held in foreign currency as of December 31, 2011, 2010 and 2009	229
APPENDIX X	Consolidated income statements for the first and second half of 2011 and 2010	230
APPENDIX XI	Risks related to the developer and real-estate sector in Spain	231
APPENDIX XII	Glossary	237

MANAGEMENT REPORT

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Consolidated balance sheets as of December 31, 2011, 2010 and 2009

		Millions of Euros
ASSETS	Notes	2011	2010 (*)	2009 (*)
CASH AND BALANCES WITH CENTRAL BANKS	9	30,939	19,981	16,344

FINANCIAL ASSETS HELD FOR TRADING	10	70,602	63,283	69,733

Loans and advances to credit institutions		—	—	—
Loans and advances to customers		—	—	—
Debt securities		20,975	24,358	34,672
Equity instruments		2,198	5,260	5,783
Trading derivatives		47,429	33,665	29,278

OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	2,977	2,774	2,337

Loans and advances to credit institutions		—	—	—
Loans and advances to customers		—	—	—
Debt securities		708	688	639
Equity instruments		2,269	2,086	1,698

AVAILABLE-FOR-SALE FINANCIAL ASSETS	12	58,144	56,456	63,521

Debt securities		52,914	50,875	57,071
Equity instruments		5,230	5,581	6,450

LOANS AND RECEIVABLES	13	381,076	364,707	346,117

Loans and advances to credit institutions		26,107	23,637	22,239
Loans and advances to customers		351,900	338,857	323,442
Debt securities		3,069	2,213	436

HELD-TO-MATURITY INVESTMENTS	14	10,955	9,946	5,437

FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	146	40	—

HEDGING DERIVATIVES	15	4,552	3,563	3,595

NON-CURRENT ASSETS HELD FOR SALE	16	2,090	1,529	1,050

INVESTMENTS IN ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	17	5,843	4,547	2,922

Associates		5,567	4,247	2,614
Jointly controlled entities		276	300	308

INSURANCE CONTRACTS LINKED TO PENSIONS		—	—	—

REINSURANCE ASSETS	18	26	28	29

TANGIBLE ASSETS	19	7,330	6,701	6,507

Property, plants and equipment		5,740	5,132	4,873
For own use		4,905	4,408	4,182
Other assets leased out under an operating lease		835	724	691
Investment properties		1,590	1,569	1,634

INTANGIBLE ASSETS	20	8,677	8,007	7,248

Goodwill		6,798	6,949	6,396
Other intangible assets		1,879	1,058	852

TAX ASSETS	21	7,841	6,649	6,273

Current		1,509	1,113	1,187
Deferred		6,332	5,536	5,086

OTHER ASSETS	22	6,490	4,527	3,952

Inventories		3,994	2,788	1,933
Rest		2,496	1,739	2,019

TOTAL ASSETS		597,688	552,738	535,065

(*)	Presented for comparison purposes only

The accompanying Notes 1 to 60 and Appendices I to XII are an integral part of the consolidated balance sheet as of December 31, 2011.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Consolidated balance sheets as of December 31, 2011, 2010 and 2009

		Millions of Euros
LIABILITIES AND EQUITY	Notes	2011	2010 (*)	2009 (*)
FINANCIAL LIABILITIES HELD FOR TRADING	10	51,303	37,212	32,830

Deposits from central banks		—	—	—
Deposits from credit institutions		—	—	—
Customer deposits		—	—	—
Debt certificates		—	—	—
Trading derivatives		46,692	33,166	29,000
Short positions		4,611	4,046	3,830
Other financial liabilities		—	—	—

OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	1,825	1,607	1,367

Deposits from central banks		—	—	—
Deposits from credit institutions		—	—	—
Customer deposits		—	—	—
Debt certificates		—	—	—
Subordinated liabilities		—	—	—
Other financial liabilities		1,825	1,607	1,367

FINANCIAL LIABILITIES AT AMORTIZED COST	23	479,904	453,164	447,936

Deposits from central banks		33,147	11,010	21,166
Deposits from credit institutions		59,356	57,170	49,146
Customer deposits		282,173	275,789	254,183
Debt certificates		81,930	85,179	99,939
Subordinated liabilities		15,419	17,420	17,878
Other financial liabilities		7,879	6,596	5,624

FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	—	(2)	—

HEDGING DERIVATIVES	15	2,710	1,664	1,308

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	16	—	—	—

LIABILITIES UNDER INSURANCE CONTRACTS	24	7,737	8,034	7,186

PROVISIONS	25	7,561	8,322	8,559

Provisions for pensions and similar obligations	26	5,577	5,980	6,246
Provisions for taxes and other legal contingencies		350	304	299
Provisions for contingent risks and commitments		291	264	243
Other provisions		1,343	1,774	1,771

TAX LIABILITIES	21	2,330	2,195	2,208

Current		772	604	539
Deferred		1,558	1,591	1,669

OTHER LIABILITIES	22	4,260	3,067	2,908

TOTAL LIABILITIES		557,630	515,263	504,302

(*)	Presented for comparison purposes only

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Consolidated balance sheets as of December 31, 2011, 2010 and 2009

		Millions of Euros
LIABILITIES AND EQUITY	Notes	2011	2010 (*)	2009 (*)
STOCKHOLDERS’ FUNDS		40,952	36,689	29,362

Common Stock	27	2,403	2,201	1,837
Issued		2,403	2,201	1,837
Unpaid and uncalled (-)		—	—	—
Share premium	28	18,970	17,104	12,453
Reserves	29	17,940	14,360	12,074
Accumulated reserves (losses)		17,580	14,305	11,765
Reserves (losses) of entities accounted for using the equity method		360	55	309
Other equity instruments		51	37	12

Equity component of compound financial instruments		—	—	—
Other equity instruments		51	37	12

Less: Treasury stock	30	(300)	(552)	(224)
Income attributed to the parent company		3,004	4,606	4,210
Less: Dividends and remuneration		(1,116)	(1,067)	(1,000)

VALUATION ADJUSTMENTS	31	(2,787)	(770)	(62)

Available-for-sale financial assets		(682)	333	1,951
Cash flow hedging		30	49	188
Hedging of net investment in foreign transactions		(158)	(158)	219
Exchange differences		(1,937)	(978)	(2,236)
Non-current assets held-for-sale		—	—	—
Entities accounted for using the equity method		188	(16)	(184)
Other valuation adjustments		(228)	—	—

NON-CONTROLLING INTEREST	32	1,893	1,556	1,463

Valuation adjustments		36	(86)	18
Rest		1,857	1,642	1,445

TOTAL EQUITY		40,058	37,475	30,763

TOTAL LIABILITIES AND EQUITY		597,688	552,738	535,065

		Millions of Euros
MEMORANDUM ITEM	Notes	2011	2010 (*)	2009 (*)
CONTINGENT RISKS	34	39,904	36,441	33,185

CONTINGENT COMMITMENTS	34	93,766	90,574	92,323

(*)	Presented for comparison purposes only

The accompanying Notes 1 to 60 and Appendices I to XII are an integral part of the consolidated balance sheet as of December 31, 2011.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Consolidated income statements for the years ended December 31, 2011, 2010 and 2009

		Millions of Euros
	Notes	2011	2010 (*)	2009 (*)
INTEREST AND SIMILAR INCOME	39	24,188	21,134	23,775
INTEREST AND SIMILAR EXPENSES	39	(11,028)	(7,814)	(9,893)

NET INTEREST INCOME		13,160	13,320	13,882

DIVIDEND INCOME	40	562	529	443
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	41	600	335	120
FEE AND COMMISSION INCOME	42	5,618	5,382	5,305
FEE AND COMMISSION EXPENSES	43	(1,058)	(845)	(875)

NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	44	1,114	1,441	892
Financial instruments held for trading		1,054	643	321

Other financial instruments at fair value through profit or loss		4	83	79
Other financial instruments not at fair value through profit or loss		56	715	492

Rest		—	—	—
EXCHANGE DIFFERENCES (NET)		365	453	652
OTHER OPERATING INCOME	45	4,247	3,543	3,400
Income on insurance and reinsurance contracts		3,317	2,597	2,567
Financial income from non-financial services		656	647	493
Rest of other operating income		274	299	340
OTHER OPERATING EXPENSES	45	(4,042)	(3,248)	(3,153)
Expenses on insurance and reinsurance contracts		(2,436)	(1,815)	(1,847)
Changes in inventories		(298)	(554)	(417)
Rest of other operating expenses		(1,308)	(879)	(889)

GROSS INCOME		20,566	20,910	20,666

ADMINISTRATION COSTS	46	(9,104)	(8,207)	(7,662)
Personnel expenses		(5,311)	(4,814)	(4,651)
General and administrative expenses		(3,793)	(3,393)	(3,011)
DEPRECIATION AND AMORTIZATION	47	(847)	(761)	(697)

PROVISIONS (NET)	48	(510)	(482)	(458)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	49	(4,226)	(4,718)	(5,473)

Loans and receivables		(4,201)	(4,563)	(5,199)
Other financial instruments not at fair value through profit or loss		(25)	(155)	(274)

NET OPERATING INCOME		5,879	6,742	6,376

(*)	Presented for comparison purposes only.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Consolidated income statements for the years ended December 31, 2011, 2010 and 2009

		Millions of Euros
	Notes	2011	2010 (*)	2009 (*)
NET OPERATING INCOME		5,879	6,742	6,376

IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	50	(1,885)	(489)	(1,618)
Goodwill and other intangible assets		(1,444)	(13)	(1,100)
Other assets		(441)	(476)	(518)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	51	46	41	20
NEGATIVE GOODWILL		—	1	99
GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	52	(270)	127	859
INCOME BEFORE TAX		3,770	6,422	5,736

INCOME TAX	21	(285)	(1,427)	(1,141)
INCOME FROM CONTINUING TRANSACTIONS		3,485	4,995	4,595

INCOME FROM DISCONTINUED TRANSACTIONS (NET)		—	—	—

NET INCOME		3,485	4,995	4,595

Net Income attributed to parent company		3,004	4,606	4,210
Net income attributed to non-controlling interests	32	481	389	385

		Euros
	Note	2011	2010 (*)	2009 (*)
Basic earnings per share		0.64	1.14	1.07
Diluted earnings per share		0.64	1.14	1.07

(*)	Presented for comparison purposes only.

The accompanying Notes 1 to 60 and Appendices I to XII are an integral part of the consolidated income statement for the year ending December 31, 2011.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Consolidated statements of recognized income and expenses for the years ended

December 31, 2011, 2010 and 2009

	Millions of Euros
	2011	2010 (*)	2009 (*)
NET INCOME RECOGNIZED IN INCOME STATEMENT	3,485	4,995	4,595

OTHER RECOGNIZED INCOME (EXPENSES)	(1,894)	(813)	1,061

Available-for-sale financial assets	(1,240)	(2,166)	1,502
Valuation gains/(losses)	(1,351)	(1,963)	1,520
Amounts removed to income statement	89	(206)	(18)
Reclassifications	22	3	—
Cash flow hedging	(32)	(190)	(32)
Valuation gains/(losses)	(61)	(156)	(21)
Amounts removed to income statement	29	(34)	(11)
Amounts removed to the initial carrying amount of the hedged items	—	—	—
Reclassifications	—	—	—

Hedging of net investment in foreign transactions	—	(377)	(27)
Valuation gains/(losses)	—	(377)	(27)

Amounts removed to income statement	—	—	—
Reclassifications	—	—	—
Exchange differences	(960)	1,384	68
Valuation gains/(losses)	(963)	1,380	141
Amounts removed to income statement	3	4	(73)
Reclassifications	—	—	—
Non-current assets held for sale	—	—	—
Valuation gains/(losses)	—	—	—
Amounts removed to income statement	—	—	—
Reclassifications	—	—	—
Actuarial gains and losses in post-employment plans	(240)	—	—
Entities accounted for using the equity method	204	228	(88)
Valuation gains/(losses)	204	228	(88)
Amounts removed to income statement	—	—	—
Reclassifications	—	—	—

Rest of recognized income and expenses	(90)	—	—
Income tax	464	308	(362)

TOTAL RECOGNIZED INCOME/EXPENSES	1,591	4,182	5,656

Attributed to the parent company	987	3,898	5,078
Attributed to minority interests	604	284	578

(*)	Presented for comparison purposes only.

The accompanying Notes 1 to 60 and Appendices I to XII are an integral part of the consolidated statement of recognized income and expenses for the year ended December 31, 2011.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Consolidated statements of changes in equity for the years ended December 31, 2011, 2010 and 2009

	Millions of Euros
	Total Equity Attributed to the Parent Company											Non- controlling Interests (Note 32)	Total Equity
	Stockholders’ Funds									Valuation Adjust- ments (Note 31)	Total
	Common Stock (Note 27)	Share Premium (Note 28)	Reserves (Note 29)		Other Equity Instruments	Less: Treasury Stock (Note 30)	Income Attributed to the Parent Company	Less: Dividends and Remune- rations (Note 4)	Total Stock- holders’ Funds
2011			Accumulated Reserves (Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method
Balances as of January 1, 2011	2,201	17,104	14,305	55	37	(552)	4,606	(1,067)	36,689	(770)	35,919	1,556	37,475
Effect of changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted initial balance	2,201	17,104	14,305	55	37	(552)	4,606	(1,067)	36,689	(770)	35,919	1,556	37,475
Total income/expense recognized	—	—	—	—	—	—	3,004	—	3,004	(2,017)	987	604	1,591
Other changes in equity	202	1,866	3,275	305	14	252	(4,606)	(49)	1,259	—	1,259	(267)	992
Common stock increase	68	—	(68)	—	—	—	—	—	—	—	—	—	—
Common stock reduction	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	134	1,866	—	—	—	—	—	—	2,000	—	2,000	—	2,000
Increase of other equity instruments	—	—	—	—	14	—	—	—	14	—	14	—	14
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	—	(937)	(937)	—	(937)	(273)	(1,210)
Transactions including treasury stock and other equity instruments (net)	—	—	(14)	—	—	252	—	—	238	—	238	—	238
Transfers between total equity entries	—	—	3,239	300	—	—	(4,606)	1,067	—	—	—	—	—
Increase/Reduction due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Rest of increases/reductions in total equity	—	—	118	5	—	—	—	(179)	(56)	—	(56)	6	(50)
Of which:	—	—	—	—	—	—	—	—	—	—	—	—	—
Acquisition of the free allotment rights	—	—	—	—	—	—	—	(179)	(179)	—	(179)	—	(179)

Balances as of December 31, 2011	2,403	18,970	17,580	360	51	(300)	3,004	(1,116)	40,952	(2,787)	38,165	1,893	40,058

The accompanying Notes 1 to 60 and Appendices I to XII are an integral part of the consolidated statement of changes in equity for the year ended December 31, 2011.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Consolidated statements of changes in equity for the years ended December 31, 2011, 2010 and 2009

	Millions of Euros
	Total Equity Attributed to the Parent Company											Non- controlling Interests (Note 32)	Total Equity (*)
	Stockholders’ Funds									Valuation Adjust- ments (Note 31)	Total
	Common Stock (Note 27)	Share Premium (Note 28)	Reserves (Note 29)		Other Equity Instruments	Less: Treasury Stock (Note 30)	Income Attributed to the Parent Company	Less: Dividends and Remune- rations (Note 4)	Total Stockholders’ Funds
2010			Accumulated Reserves (Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method
Balances as of January 1, 2010	1,837	12,453	11,765	309	12	(224)	4,210	(1,000)	29,362	(62)	29,300	1,463	30,763
Effect of changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted initial balance	1,837	12,453	11,765	309	12	(224)	4,210	(1,000)	29,362	(62)	29,300	1,463	30,763
Total income/expense recognized	—	—	—	—	—	—	4,606	—	4,606	(708)	3,898	284	4,182
Other changes in equity	364	4,651	2,540	(254)	25	(328)	(4,210)	(67)	2,721	—	2,721	(191)	2,530
Common stock increase	364	4,651	—	—	—	—	—	—	5,015	—	5,015	—	5,015
Common stock reduction	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	—	25	—	—	—	25	—	25	—	25
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	(558)	(1,067)	(1,625)	—	(1,625)	(197)	(1,822)
Transactions including treasury stock and other equity instruments (net)	—	—	(105)	—	—	(328)	—	—	(433)	—	(433)	—	(433)
Transfers between total equity entries	—	—	2,865	(213)	—	—	(3,652)	1,000	—	—	—	—	—
Increase/Reduction due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Rest of increases/reductions in total equity	—	—	(220)	(41)	—	—	—	—	(261)	—	(261)	6	(255)

Balances as of December 31, 2010	2,201	17,104	14,305	55	37	(552)	4,606	(1,067)	36,689	(770)	35,919	1,556	37,475

(*)	Presented for comparison purposes only

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Consolidated statements of changes in equity for the years ended December 31, 2011, 2010 and 2009

	Millions of Euros
	Total Equity Attributed to the Parent Company											Non- controlling Interests (Note 32)	Total Equity
	Stockholders’ Funds									Valuation Adjustments (Note 31)	Total
	Common Stock (Note 27)	Share Premium (Note 28)	Reserves (Note 29)		Other Equity Instruments	Less: Treasury Stock (Note 30)	Income Attributed to the Parent Company	Less: Dividends and Remunerations (Note 4)	Total Stockholders’ Funds
2009			Accumulated Reserves (Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method
Balances as of January 1, 2009	1,837	12,770	8,801	609	89	(720)	5,020	(1,820)	26,586	(930)	25,656	1,049	26,705
Effect of changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted initial balance	1,837	12,770	8,801	609	89	(720)	5,020	(1,820)	26,586	(930)	25,656	1,049	26,705
Total income/expense recognized	—	—	—	—	—	—	4,210	—	4,210	868	5,078	578	5,656
Other changes in equity	—	(317)	2,964	(300)	(77)	496	(5,020)	820	(1,434)	—	(1,434)	(164)	(1,598)
Common stock increase	—	—	—	—	—	—	—	—	—	—	—	—	—
Common stock reduction	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	—	10	—	—	—	10	—	10	—	10
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	—	(1,000)	(1,000)	—	(1,000)	(144)	(1,144)
Transactions including treasury stock and other equity instruments (net)	—	—	(238)	—	—	496	—	—	258	—	258	—	258

Transfers between total equity entries	—	—	3,378	(178)	—	—	(5,020)	1,820	—	—	—	—	—
Increase/Reduction due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	0
Payments with equity instruments	—	(317)	—	—	(87)	—	—	—	(404)	—	(404)	—	(404)
Rest of increases/reductions in total equity	—	—	(176)	(122)	—	—	—	—	(298)	—	(298)	(20)	(318)

Balances as of December 31, 2009	1,837	12,453	11,765	309	12	(224)	4,210	(1,000)	29,362	(62)	29,300	1,463	30,763

(*)	Presented for comparison purposes only

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Consolidated statements of cash flows for the years ended December 31, 2011, 2010 and 2009

		Millions of Euros
	Notes	2011	2010 (*)	2009 (*)
CASH FLOW FROM OPERATING ACTIVITIES (1)	53	19,811	8,503	2,567
Net income for the year		3,485	4,995	4,595
Adjustments to obtain the cash flow from operating activities:		3,090	(534)	(591)
Depreciation and amortization		847	761	697
Other adjustments		2,243	(1,295)	(1,288)
Net increase/decrease in operating assets		17,340	6,452	(9,781)
Financial assets held for trading		7,319	(6,450)	(3,566)
Other financial assets designated at fair value through profit or loss		203	437	582
Available-for-sale financial assets		1,131	(7,064)	15,741
Loans and receivables		6,461	18,590	(23,377)

Other operating assets		2,226	939	839
Net increase/decrease in operating liabilities		30,291	9,067	(12,359)

Financial liabilities held for trading		14,090	4,383	(10,179)
Other financial liabilities designated at fair value through profit or loss		218	240	334

Financial liabilities at amortized cost		16,265	5,687	(3,564)
Other operating liabilities		(282)	(1,243)	1,050
Collection/Payments for income tax		285	1,427	1,141

CASH FLOWS FROM INVESTING ACTIVITIES (2)	53	(6,622)	(7,078)	(643)

Investment		8,524	8,762	2,396
Tangible assets		1,313	1,040	931
Intangible assets		612	464	380
Investments		430	1,209	2
Subsidiaries and other business units		4,653	77	7
Non-current assets held for sale and associated liabilities		1,516	1,464	920
Held-to-maturity investments		—	4,508	156
Other settlements related to investing activities		—	—	—
Divestments		1,902	1,684	1,753
Tangible assets		175	261	793
Intangible assets		1	6	147

Investments		—	1	1
Subsidiaries and other business units		18	69	32

Non-current assets held for sale and associated liabilities		870	1,347	780
Held-to-maturity investments		838	—	—

Other collections related to investing activities		—	—	—

(*)	Presented for comparison purposes only.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Consolidated statements of cash flows for the years ended

December 31, 2011, 2010 and 2009

		Millions of Euros
	Notes	2011	2010 (*)	2009 (*)
CASH FLOWS FROM FINANCING ACTIVITIES (3)	53	(1,269)	1,148	(74)
Investment		6,282	12,410	10,012
Dividends		1,031	1,218	1,567
Subordinated liabilities		230	2,846	1,667
Common stock amortization		—	—	—
Treasury stock acquisition		4,825	7,828	6,431
Other items relating to financing activities		196	518	347
Divestments		5,013	13,558	9,938
Subordinated liabilities		—	1,205	3,103
Common stock increase		—	4,914	—
Treasury stock disposal		5,013	7,439	6,835
Other items relating to financing activities		—	—	—

EFFECT OF EXCHANGE RATE CHANGES (4)		(960)	1,063	(161)

NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)		10,960	3,636	1,689

CASH OR CASH EQUIVALENTS AT BEGINNING OF THE YEAR		19,967	16,331	14,642

CASH OR CASH EQUIVALENTS AT END OF THE YEAR		30,927	19,967	16,331

		Millions of Euros
COMPONENTS OF CASH AND EQUIVALENT AT END OF THE YEAR	Notes	2011	2010 (*)	2009 (*)
Cash		4,611	4,284	4,218
Balance of cash equivalent in central banks		26,316	15,683	12,113
Other financial assets		—	—	—
Less: Bank overdraft refundable on demand		—	—	—

TOTAL CASH OR CASH EQUIVALENTS AT END OF THE YEAR	9	30,927	19,967	16,331

Of which:
Held by consolidated subsidiaries but not available for the Group		—	—	—

(*)	Presented for comparison purposes only.

The accompanying Notes 1 to 60 and Appendices I to XII are an integral part of the consolidated statement of cash flows for the year ended December 31, 2011.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Notes to consolidated income statements for the year ended

December  31, 2011

1. Introduction, basis for presentation of the consolidated financial statements and internal control of financial information

1.1 Introduction

Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank” or “BBVA”) is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.

The Bylaws and other public information are available for consultation at the Bank’s registered address (Plaza San Nicolás, 4 Bilbao) and on its official website: www.bbva.com.

In addition to the transactions it carries out directly, the Bank heads a group of subsidiaries, jointly-controlled and associated entities which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, “the Group” or “the BBVA Group”). In addition to its own individual financial statements, the Bank is therefore obliged to prepare the Group’s consolidated financial statements.

As of December 31, 2011, the BBVA Group was made up of 293 fully consolidated and 27 proportionately consolidated companies, as well as 73 companies consolidated using the equity method (see Notes 3 and 17 and Appendices II to VII).

The BBVA Group’s consolidated financial statements for the years ending December 31, 2010 and 2009 were approved by the shareholders at the Bank’s Annual General Meetings held on March 11, 2011 and March 12, 2010, respectively.

The consolidated financial statements of the BBVA Group and the separate financial statements of the Bank and of nearly all the Group companies for the year ended December 31, 2011 have not yet been approved by their shareholders at the respective Annual General Meetings. However, the Bank’s Board of Directors considers that the aforementioned financial statements will be approved without any changes.

1.2 Basis for the presentation of the consolidated financial statements

The BBVA Group’s consolidated financial statements are presented in accordance with the International Financial Reporting Standards endorsed by the European Union (EU-IFRS) applicable at year-end 2011, and additionally considering the Bank of Spain Circular 4/2004, dated December 22 (and as amended thereafter). This Bank of Spain Circular is the regulation that implements and adapts the EU-IFRS for Spanish banks.

The BBVA Group’s consolidated financial statements for the year ended December 31, 2011 were prepared by the Bank’s directors (at the Board Meeting held on February 1, 2012) by applying the principles of consolidation, accounting policies and valuation criteria described in Note 2, so that they present fairly the Group’s consolidated equity and financial position as of December 31, 2011, together with the consolidated results of its operations and cash flows generated during 2011.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

These consolidated financial statements were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group. However, they include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by most of the Group (see Note 2.2).

All obligatory accounting standards and valuation criteria with a significant effect in the consolidated financial statements were applied in their preparation.

The amounts reflected in the accompanying consolidated financial statements are presented in millions of euros, unless it is more convenient to use smaller units. Some items that appear without a total in these consolidated financial statements do so because of the size of the units used. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the amounts appearing in some tables are not the exact arithmetical sum of their component figures.

The percentage changes in amounts have been calculated using figures expressed in thousands of euros.

1.3 Comparative information

The information contained in these consolidated financial statements for 2010 and 2009 is presented solely for the purpose of comparison with information relating to December 31, 2011. It does not constitute the consolidated financial statements for the BBVA Group for 2010 and 2009.

As mentioned in Note 6, the BBVA Group’s business areas were redefined in 2011. This involved changes to the structure current in 2010 and 2009. In order to make it easier to compare information against these years, the information for 2010 and 2009 has been reworked in accordance with the criteria used in 2011, as established by IFRS 8 “Operating Segments”.

1.4 Seasonal nature of income and expenses

The nature of the most significant operations carried out by the BBVA Group’s entities is mainly related to traditional activities carried out by financial institutions, which are not significantly affected by seasonal factors.

1.5 Responsibility for the information and for the estimates made

The information contained in the BBVA Group’s consolidated financial statements is the responsibility of the Bank’s directors, who at times have to make estimates to determine the balances of some assets, liabilities, income, expenses and commitments recorded in them. These estimates relate mainly to the following:

–	Impairment on certain financial assets (see Notes 7, 8, 12, 13, 14 and 17).

–	The assumptions used to quantify certain provisions (see Note 25) and for the actuarial calculation of post-employment benefit liabilities and commitments (see Note 26).

–	The useful life and impairment losses of tangible and intangible assets (see Notes 16, 19, 20 and 22).

–	The valuation of goodwill arising on consolidation (see Notes 17 and 20).

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

–	The fair value of certain unlisted financial assets and liabilities in organized markets (see Notes 7, 8, 10, 11, 12 and 15).

Although these estimates were made on the basis of the best information available as of December 31, 2011 on the events analyzed, future events may make it necessary to modify them (either up or down) over the coming years. This would be done in accordance with applicable regulations and prospectively, recording the effects of the changes in the estimates in the corresponding consolidated income statements.

1.6 Control of the BBVA Group’s financial reporting

The financial information prepared by the BBVA Group is subject to a system of internal control (Internal Control over Financial Reporting or ICFR). Its aim is to provide reasonable security with respect to its reliability and integrity, and to ensure that the transactions carried out and processed use the criteria established by the Group’s management and comply with applicable laws and regulations.

The ICFR was developed by the Group’s management in accordance with international standards established by the Committee of Sponsoring Organizations of the Treadway Commission (hereinafter, “COSO). This stipulates five components that must form the basis of the effectiveness and efficiency of systems of internal control:

–	Assessment of all of the risks that could arise during the preparation of financial information.

–	Design the necessary controls to mitigate the most critical risks.

–	Monitoring of the controls to ensure they perform correctly and are effective over time.

–	Establishment of an appropriate system of information flows to detect and report system weaknesses or flaws.

–	Establishment of a suitable control environment to track all of these activities.

The ICFR is a dynamic model that evolves continuously over time to reflect the reality of the Group’s business at any time, together with the risks affecting it and the controls designed to mitigate these risks. It is subject to continuous evaluation by the internal control units.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The internal control units within each company comply with a common and standard methodology issued by the corporate internal control units, which also perform a supervisory role over them, as can be seen from the following diagram:

The ICFR Model is also subject to regular evaluations by the Group’s Internal Audit Department and is supervised by the Audit and Compliance Committee. At the date these consolidated annual financial statements were prepared, no weaknesses were detected in the evaluation that could have a material or significant impact on the BBVA Group consolidated financial statements for the year 2011.

The Management Report accompanying these annual financial statements (Chapter 15 of the Annual corporate Governance Report) describes the internal control system in more detail.

1.7 Mortgage market policies and procedures

The additional disclosures required by Bank of Spain Circular 5/2011, applying Royal Decree 716/2009, dated April 24, 2009 (which developed certain aspects of Law 2/1981, dated 25 March, on the regulation of the mortgage market and other mortgage and financial market regulations) are set out in more detail in the Bank’s individual financial statements for the year ended December 31, 2011.

2. Principles of consolidation, accounting policies and measurement bases applied and recent EU-IFRS pronouncements

The Glossary (Appendix XII) includes the definition of some of the financial and economic terms used in Note 2 and subsequent Notes.

2.1 Principles of consolidation

In terms of its consolidation, the BBVA Group is made up of three types of companies: subsidiaries, jointly controlled entities and associates.

•	Subsidiaries: Subsidiaries are those companies which the Group has the capacity to control. (See the Glossary, Appendix XII, for a more detailed definition of subsidiaries and control).

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The financial statements of the subsidiaries are consolidated with those of the Bank using the global integration method.

The share of minority interests from subsidiaries in the Group’s consolidated equity is presented under the heading “Non-controlling interests” in the consolidated balance sheets. Their share in the profit or loss for the year is presented under the heading “Net income attributed to non-controlling interests” in the accompanying consolidated income statement (see Note 32).

Note 3 includes information related to the main subsidiaries in the Group as of December 31, 2011. Appendix II includes other significant information on these companies.

•

Jointly controlled entities: These are entities that are not dependent on a third party, but meet all the conditions for being considered a “joint business” (see the definition of jointly controlled entities in Appendix XII, Glossary). Since the implementation of EU-IFRS, the BBVA Group has applied the following criteria in relation to the consolidation of its jointly controlled entities:

•

Jointly-controlled financial entity: Since it is a financial entity, the best way of reflecting its activities within the Group’s consolidated financial statements is considered to be the proportionate method of consolidation.

As of December 31, 2011, 2010 and 2009, the proportionately consolidated jointly controlled financial entities increased the main figures in the BBVA Group’s consolidated financial statements as shown in the table below:

	Millions of Euros
Contribution to the Group by Entities Accounted for Under the Proportionate Method	2011 (*)	2010	2009
Assets	18,935	1,040	869
Liabilities	15,232	891	732

Net income	200	19	17

(*)	Increases are due basically to Garanti

As of December 31, 2011, the most significant contribution of jointly controlled entities under the proportionate consolidation method is from Garanti (see Note 3). No additional information is presented with respect to the other entities as the holdings in these cases are not significant.

Appendix III shows the main figures for jointly controlled entities consolidated under the proportionate method.

•

Jointly-controlled non-financial entity. The effect of distributing the balance sheet and income statement amounts belonging to jointly controlled non-financial entities in the Group’s consolidated financial statements would distort the information provided to investors. It is therefore considered more appropriate to reflect these investments in the Group’s consolidated financial statements using the equity method.

Appendix IV shows the main figures for jointly controlled entities consolidated using the equity method. Note 17 details the impact that application of the proportionate consolidation method on these entities would have had on the consolidated balance sheet and income statement.

•

Associate entities: Associates are companies in which the Group is able to exercise significant influence, without having total or joint control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

However, certain entities in which the Group owns 20% or more of the voting rights are not included as Group associates, since the Group does not have the capacity to exercise significant influence over these entities. Investments in these entities, which do not represent significant amounts for the Group, are classified as “Available-for-sale financial assets.”

In contrast, some investments in entities in which the Group holds less than 20% of the voting rights are accounted for as Group associates, as the Group is considered to have the power to exercise significant influence over these entities.

Appendix IV shows the most significant information related to the associates (see Note 17), which are consolidated using the equity method.

In all cases, results of subsidiaries acquired by the BBVA Group in a particular year are included taking into account only the period from the date of acquisition to year-end. Similarly, the results of companies disposed of during any year are included only taking into account the period from the start of the year to the date of disposal.

Individual financial statements –

The separate financial statements of the parent company of the Group (Banco Bilbao Vizcaya Argentaria, S.A.) are prepared under Spanish regulations (Circular 4/2004 of the Bank of Spain, and subsequent amendments). The Bank uses the cost method to account for its investment in subsidiaries, associates and jointly owned companies, as permitted by IAS 27.

Appendix I shows BBVA’s individual financial statements as of December 31, 2011 and 2010.

2.2 Accounting policies and valuation criteria applied

The accounting standards and policies and the valuation criteria applied in preparing these consolidated financial statements may differ from those used by some of the entities in the BBVA Group. For this reason, the necessary adjustments and reclassifications have been introduced in the consolidation process to standardize these principles and criteria and comply with the EU-IFRS.

The accounting standards and policies and valuation criteria used in preparing these consolidated financial statements are as follows:

2.2.1 Financial Instruments

Measurement of financial instruments and recognition of changes in subsequent fair value

All financial instruments are initially accounted for at fair value which, unless there is evidence to the contrary, shall be the transaction price.

All the changes in the financial instruments, except in trading derivatives, arising from the accrual of interests and similar items are recognized under the headings “Interest and similar income” or “Interest and similar expenses”, as appropriate, in the accompanying consolidated income statement for the year in which the accrual took place (see Note 39). The dividends paid from other companies are recognized under the heading “Dividend income” in the accompanying consolidated income statement for the year in which the right to receive them arises (see Note 40).

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The changes in fair value after the initial recognition, for reasons other than those mentioned in the preceding paragraph, are treated as described below, according to the categories of financial assets and liabilities:

“Financial assets held for trading” and “Other financial assets and liabilities designated at fair value through profit or loss”

The assets and liabilities recognized in these chapters of the consolidated balance sheets are measured at fair value and changes in value (gains or losses) are recognized as their net value under the heading “Net gains (losses) on financial assets and liabilities” in the accompanying consolidated income statements (see Note 44). However, changes resulting from variations in foreign exchange rates are recognized under the heading “Exchange differences (net)” in the accompanying consolidated income statements.

•	“Available-for-sale financial assets”

Assets recognized under these headings in the consolidated balance sheets are measured at their fair value. Subsequent changes in this measurement (gains or losses) are recognized temporarily for their amount net of tax effect, under the heading “Valuation adjustments – Available-for-sale financial assets” in the consolidated balance sheets.

Changes in the value of non-monetary items by changes in foreign exchange rates are recognized temporarily under the heading “Valuation adjustments – Exchange differences” in the accompanying consolidated balance sheets. Changes in foreign exchange rates resulting from monetary items are recognized under the heading “Exchange differences (net)” in the accompanying consolidated income statements.

The amounts recognized under the headings “Valuation adjustments – Available-for-sale financial assets” and “Valuation adjustments – Exchange differences” continue to form part of the Group’s consolidated equity until the asset is derecognized from the consolidated balance sheet or until an impairment loss is recognized in the financial instrument in question. If these assets are sold, these amounts are derecognized and entered under the headings “Net gains (losses) on financial assets and liabilities” or “Exchange differences (net)”, as appropriate, in the consolidated income statement for the year in which they are derecognized.

The gains from sales of other equity instruments considered strategic investments registered under “Available-for-sale financial assets” are recognized under the heading “Gains (losses) in non-current assets held-for-sale not classified as discontinued operations” in the consolidated income statement, even if they had not been classified in a previous balance sheet as non-current assets held for sale (see Note 52).

The net impairment losses in “Available-for-sale financial assets” over the year are recognized under the heading “Impairment losses on financial assets (net) – Other financial instruments not at fair value through profit or loss” (see Note 49) in the consolidated income statements for that year.

•	“Loans and receivables”, “Held-to-maturity investments” and “Financial liabilities at amortized cost”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at “amortized cost” using the “effective interest rate” method. This is because the consolidated entities intend to hold such financial instruments to maturity.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Net impairment losses of assets recognized under these headings arising in a particular year are recognized under the heading “Impairment losses on financial assets (net) – Loans and receivables” or “Impairment losses on financial assets (net) – Other financial instruments not valued at fair value through profit or loss” (see Note 49) in the consolidated income statement for that year.

•	“Hedging derivatives” and “Fair value changes of the hedged items in portfolio hedges of interest-rate risk”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at fair value.

Changes produced subsequent to the designation of the hedging relationship in the measurement of financial instruments designated as hedged items as well as financial instruments designated as hedge accounting instruments are recognized as follows:

•

In fair value hedges, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized under the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement, with a balancing item under the headings where hedging items (“Hedging derivatives”) and the hedged items are recognized, as applicable.

In fair value hedges of interest rate risk of a portfolio of financial instruments (portfolio-hedges), the gains or losses that arise in the measurement of the hedging instrument are recognized in the consolidated income statement, and the gains or losses that arise from the change in the fair value of the hedged item (attributable to the hedged risk) are recognized in the consolidated income statement, using, as a balancing item, the headings “Fair value changes of the hedged items in portfolio hedges of interest rate risk” in the consolidated balance sheets, as applicable.

•

In cash flow hedges, the gain or loss on the hedging instruments relating to the effective portion are recognized temporarily under the heading “Valuation adjustments – Cash flow hedging” in the consolidated balance sheets. These differences are recognized in the accompanying consolidated income statement at the time when the gain or loss in the hedged instrument affects profit or loss, when the forecast transaction is executed or at the maturity date of the hedged item. Almost all of the hedges used by the Group are for interest-rate risks. Therefore, the valuation changes are recognized under the headings “Interest and similar income” or “Interest and similar expenses” as appropriate, in the accompanying consolidated income statement (see Note 39).

Differences in the measurement of the hedging items corresponding to the ineffective portions of cash flow hedges are recognized directly in the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement.

•

In the hedges of net investments in foreign operations, the differences produced in the effective portions of hedging items are recognized temporarily under the heading “Valuation adjustments – Hedging of net investments in foreign transactions” in the consolidated balance sheets. These differences in valuation are recognized under the heading “Exchange differences (net)” in the consolidated income statement when the investment in a foreign operation is disposed of or derecognized.

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•	Other financial instruments

The following exceptions are applicable with respect to the above general criteria:

•

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying asset and are settled by delivery of those instruments remain in the consolidated balance sheet at acquisition cost; this may be adjusted, where appropriate, for any impairment loss.

•

Valuation adjustments arising from financial instruments classified at the consolidated balance sheet date as non-current assets held for sale are recognized with a balancing entry under the heading “Valuation adjustments – Non-current assets held for sale” in the accompanying consolidated balance sheets.

Impairment losses on financial assets –

Definition of impaired financial assets

A financial asset is considered to be impaired – and therefore its carrying amount is adjusted to reflect the effect of impairment – when there is objective evidence that events have occurred which:

–

In the case of debt instruments (loans and debt securities), give rise to an adverse impact on the future cash flows that were estimated at the time the transaction was arranged. So they are considered impaired when there are reasonable doubts that the balances will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed.

–	In the case of equity instruments, mean that their carrying amount may not be fully recovered.

As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes known. The recoveries of previously recognized impairment losses are registered, if appropriate, in the consolidated income statement for the year in which the impairment is reversed or reduced, with an exception: any recovery of previously recognized impairment losses for an investment in an equity instrument classified as financial assets available for sale is not recognized through consolidated financial statements, but under the heading “Valuation Adjustments – Available-for-sale financial assets” in the consolidated balance sheet.

When the recovery of any recognized amount is considered to be remote, this amount is written-off on the consolidated balance sheet, without prejudice to any actions that may be taken in order to collect the amount until the rights extinguish in full either because it is time-barred debt, the debt is forgiven, or other reasons.

In general, amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the principal not yet paid.

Calculation of impairment on financial assets

The impairment on financial assets is determined by type of instrument and other circumstances that could affected, taking into account the guarantees received by the owners of the financial instruments to assure (in part or in full) the performance of transactions. The BBVA Group recognizes impairment charges directly against the impaired asset when the likelihood of recovery is deemed remote, and uses an offsetting or allowance account when it records non-performing loan provisions for the estimated losses.

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•	Impairment of debt securities measured at amortized cost

The amount of impairment losses of debt securities at amortized cost is measured depending on whether the impairment losses are determined individually or collectively.

•	Impairment losses determined individually

The amount of the impairment losses incurred on these instruments relates to the positive difference between their respective carrying amounts and the present values of their expected future cash flows. These cash flows are discounted using the original effective interest rate. If a financial instrument has a variable interest rate, the discount rate for measuring any impairment loss is the current effective rate determined under the contract.

As an exception to the rule described above, the market value of quoted debt instruments is deemed to be a fair estimate of the present value of their future cash flows.

The following is to be taken into consideration when estimating the future cash flows of debt instruments:

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All the amounts that are expected to be recovered over the residual life of the instrument; including, where appropriate, those which may result from the collaterals and other credit enhancements provided for the instrument (after deducting the costs required for foreclosure and subsequent sale). Impairment losses include an estimate for the possibility of collecting accrued, past-due and uncollected interest.

•	The various types of risk to which each instrument is subject.

•	The circumstances in which collections will foreseeably be made.

In respect to impairment losses resulting from the materialization of insolvency risk of the obligors (credit risk), a debt instrument is impaired:

•	When there is evidence of a reduction in the obligor’s capacity to pay, whether manifestly by default or for other reasons; and/or

•	When country-risk materializes, understood as the common risk among debtors who are resident in a particular country as a result of factors other than normal commercial risk.

The Group has policies, methods and procedures for hedging its credit risk, for insolvency attributable to counterparties and country-risk. These policies, methods and procedures are applied to the arrangement, study and documentation of debt instruments, contingent risks and commitments, as well as the detection of their deterioration and in the calculation of the amounts needed to cover their credit risk.

•	Impairment losses determined collectively

The determined collectively losses are calculated by using statistical procedures, and they are deemed equivalent to the portion of losses incurred on the date that the accompanying consolidated financial statements are prepared that has yet to be allocated to specific transactions.

The BBVA Group uses the concept of expected loss to quantify the cost of the credit risk and include it in the calculation of the risk-adjusted return of its transactions. The parameters necessary for its calculation are also used to calculate economic capital and to calculate BIS II regulatory capital under internal models (see Note 33).

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These models allow us to estimate the expected loss of the credit risk of each portfolio, in the one-year period after the reporting date, considering the characteristics of the counterparty and the guarantees and collateral associated with the transactions.

The expected loss is calculated taking into account three factors: exposure at default, probability of default and loss given default.

•	Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

•

Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default is associated with the rating/scoring of each counterparty/transaction. PD is measured using a time horizon of one year; i.e. it quantifies the probability of the counterparty defaulting in the coming year. The definition of default used includes amounts past due by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

•	Loss given default (LGD) is the loss arising in the event of default. It depends mainly on the guarantees associated with the transaction.

The calculation of the expected loss also takes into account the adjustment to the cycle of the aforementioned factors, especially PD and LGD.

The methodology for determining the allowance for determined collectively losses, the Group seeks to identify the amounts of losses which, although incurred at the reporting date, have not yet been disclosed and which the Group knows, on the basis of historical experience and other specific information, will arise following the reporting date.

The calculation of the not reported incurred loss adjusts the expected loss taking into account two parameters:

•	The point-in-time parameter is an adjustment to eliminate the through-the-cycle component of the expected loss.

•

The loss identification period (LIP) is the time period between the occurrence of a specific impairment event and objective evidence of impairment becoming apparent on an individual basis; in other words, the time between the loss event and the date an entity identified its occurrence.

However, as required by the Bank of Spain, until the Spanish regulatory authority has verified and approved these internal models for the calculation of the allowance for collective losses incurred, these must also be calculated based on the information provided by the Bank of Spain related to the Spanish banking industry.

•	Country Risk Allowance or Provision

Country risk is understood as the risk associated with customers resident in a specific country due to circumstances other than normal commercial risk. Country risk comprises sovereign risk, transfer risk and other risks arising from international financial activity. On the basis of the countries’ economic performance, political situation, regulatory and institutional framework, and payment capacity and record, the BBVA Group classifies the transactions in different groups, assigning to each group the provisions for insolvencies percentages, which are derived from those analyses.

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However, due to the dimension of the Group, and to the proactive management of its country risk exposure, the allowances recognized in this connection are not material with respect to the credit loss allowances recognized. As of December 31, 2011, 2010 and 2009, these country risk allowances represent 0.43%, 0.37% and 0.52% of the credit loss allowances recognized of the Group.

•	Impairment of other debt instruments

The impairment losses on debt securities included in the “Available-for-sale financial asset” portfolio are equal to the positive difference between their acquisition cost (net of any principal repayment), after deducting any impairment loss previously recognized in the consolidated income statement, and their fair value.

When there is objective evidence that the negative differences arising on measurement of these assets are due to impairment, they are no longer considered as “Valuation adjustments – Available-for-sale financial assets” and are recognized in the consolidated income statement.

If all, or part of the impairment losses are subsequently recovered, the amount is recognized in the consolidated income statement for the year in which the recovery occurred.

•	Impairment of equity instruments

The amount of the impairment in the equity instruments is determined by the category where is recognized:

•

Equity instruments measured at fair value: The criteria for quantifying and recognizing impairment losses on equity instruments are similar to those for “Debt instruments”, with the exception that any recovery of previously recognized impairment losses for an investment in an equity instrument classified as available for sale is not recognized in the consolidated income statement but under the heading “Valuation adjustments – Available-for-sale financial assets” in the accompanying consolidated balance sheet (see Note 31).

•

Equity instruments measured at cost: The impairment losses on equity instruments measured at acquisition cost are equal to the difference between their carrying amount and the present value of expected future cash flows discounted at the market rate of return for similar securities. These impairment losses are determined taking into account the equity of the investee (except for valuation adjustments due to cash flow hedges) for the last approved (consolidated) balance sheet, adjusted for the unrealized gains at the measurement date.

Impairment losses are recognized in the consolidated income statement for the year in which they arise as a direct reduction of the cost of the instrument. These losses may only be reversed subsequently in the event of the sale of these assets.

2.2.2 Transfers and derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the form in which risks and benefits associated with the assets involved are transferred to third parties. Thus the financial assets are only derecognized from the consolidated balance sheet when the cash flows that they generate are extinguished, or when their implicit risks and benefits have been substantially transferred to third parties. In the latter case, the financial asset transferred is derecognized from the consolidated balance sheet, and any right or obligation retained or created as a result of the transfer is simultaneously recognized.

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Similarly, financial liabilities are derecognized from the consolidated balance sheet only if their obligations are extinguished or acquired (with a view to subsequent cancellation or renewed placement).

The Group is considered to have transferred substantially all the risks and benefits if such risks and benefits account for the majority of the risks and benefits involved in ownership of the transferred assets. If substantially all the risks and benefits associated with the transferred financial asset are retained:

–	The transferred financial asset is not derecognized from the consolidated balance sheet and continues to be measured using the same criteria as those used before the transfer.

–	A financial liability is recognized at the amount equal to the amount received, which is subsequently measured at amortized cost.

–

In the specific case of securitizations, this liability is recognized under the heading “Financial liabilities at amortized cost – Debt certificates” in the consolidated balance sheets (see Note 23). In securitizations where the risks and benefits of the transferred assets are substantially retained by the BBVA Group, the part acquired by another company in the consolidated Group is deducted from the recognized financial liabilities (securitized bonds), as established by paragraph 42 of IAS 39.

–	Both the income generated on the transferred (but not derecognized) financial asset and the expenses of the new financial liability continue to be recognized.

The criteria followed with respect to the most common transactions of this type made by the BBVA Group are as follows:

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Purchase and sale commitments: Financial instruments sold with a repurchase agreement are not derecognized from the consolidated balance sheets and the amount received from the sale is considered financing from third parties.

Financial instruments acquired with an agreement to subsequently resell them are not recognized in the consolidated balance sheets and the amount paid for the purchase is considered credit given to third parties.

•

Special purpose vehicles: In those cases where the Group sets up entities, or has a holding in such entities, known as special purpose vehicles, in order to allow its customers access to certain investments, or for transferring risks or for other purposes, in accordance with internal criteria and procedures and with applicable regulations, the Group determines whether control over the entity in question actually exists (as described in Note 2.1), and therefore whether it should be subject to consolidation.

Among other elements, such methods and procedures take into consideration the risks and profits obtained by the Group, and also take into account all relevant elements, including the guarantees granted or the losses associated with collection of the corresponding assets retained by the Group. Such entities include the so-called asset securitization funds, which are fully consolidated in those cases in which, based on the aforementioned analysis, it is determined that the Group has maintained control.

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In the specific instance of the securitization funds to which the BBVA Group’s entities transfer their loan portfolios, the following indications of the existence of control are considered for the purpose of analyzing the possibility of consolidation:

•

The securitization funds’ activities are undertaken in the name of the entity in accordance with its specific business requirements, with a view to generating benefits or gains from the securitization funds’ operations.

•

The entity retains a decision-making power with a view to securing most of the gains derived from the securitization funds’ activities or has delegated this power in some kind of “auto-pilot” mechanism (the securitization funds are structured so that all the decisions and activities to be performed are pre-defined at the time of their creation).

•

The entity is entitled to receive the bulk of the profits from the securitization funds and is accordingly exposed to the risks inherent in their business activities. The entity retains the bulk of the securitization funds’ residual profit.

•	The entity retains the bulk of the securitization funds’ asset risks.

If there is control based on the preceding guidelines, the securitization funds are integrated into the consolidated Group. If the Group’s exposure to the changes in future net cash flows of securitized assets is not significant, the risks and benefits inherent to them will be deemed to have been substantially transferred. In this case, the Group could derecognize the securitized assets from the consolidated balance sheet.

The BBVA Group has applied the most stringent criteria for determining whether or not it retains the risks and rewards on such assets for all securitizations performed since January 1, 2004. As a result of these analyses, the Group has concluded that none of the securitizations undertaken since that date meet the prerequisites for derecognizing the securitized assets from the consolidated balance sheets (see Note 13.2 and Appendix VII), as it retains substantially all the expected credit losses and possible changes in net cash flows, while retaining the subordinated loans and lines of credit extended by the BBVA Group to these securitization funds.

2.2.3 Financial guarantees

Financial guarantees are considered those contracts that require their issuer to make specific payments to reimburse the holder for a loss incurred when a specific borrower breaches its payment obligations on the terms – whether original or subsequently modified – of a debt instrument, irrespective of the legal form it may take. Financial guarantees may take the form of a deposit, financial guarantee, insurance contract or credit derivative, among others.

In their initial recognition, the financial guarantees provided are accounted by recognizing a liability at fair value, which is generally the current value of the commissions and income receivable for those contracts throughout their life, the balancing entry in the asset being the amount of the commissions and similar income collected at the start of the operations and the receivables for the current value of future cash flows not yet received.

Financial guarantees, irrespective of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required for them. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost (see Note 2.2.1).

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The provisions made for financial guarantees considered impaired are recognized under the heading “Provisions – Provisions for contingent risks and commitments” on the liability side in the consolidated balance sheets (see Note 25). These provisions are recognized and reversed with a charge or credit, respectively, to “Provisions (net)” in the consolidated income statements (see Note 48).

Income from guarantee instruments is registered under the heading “Fee and commission income” in the consolidated income statement and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee (see Note 42).

2.2.4 Non-current assets held for sale and liabilities associated with non-current assets held for sale

The heading “Non-current assets held-for-sale” in the consolidated balance sheets includes the carrying amount of financial or non-financial assets that are not part of the BBVA Group’s operating activities. The recovery of this carrying amount is expected to take place through the price obtained on its disposal (see Note 16).

This heading includes individual items and groups of items (“disposal groups”) and disposal groups that form part of a major business unit and are being held for sale as part of a disposal plan (“discontinued operations”). The individual items include the assets received by the subsidiaries from their debtors, and those consolidated under the proportionate consolidated method, in full or partial settlement of the debtors’ payment obligations (assets foreclosed or donated in repayment of debt and recovery of lease finance transactions), unless the Group has decided to make continued use of these assets. The BBVA Group has units that specialize in real estate management and the sale of this type of asset.

Symmetrically, the heading “Liabilities associated with non-current assets held for sale” in the consolidated balance sheets reflects the balances payable arising from disposal groups and discontinued operations.

Non-current assets held for sale are generally measured at fair value less sale costs, or their carrying amount, calculated on the date of their classification within this category, whichever is the lower. Non-current assets held for sale are not depreciated while included under this heading.

The fair value of non-current assets held for sale from foreclosures or recoveries is determined taking in consideration the valuations performed by authorized appraisers in each of the geographical areas in which the assets are located. The BBVA Group applies the rule that these appraisals may not be older than one year, and their age is reduced if there is indication of deterioration in the assets.

The Spanish consolidated entities mainly use the services of the following valuation and appraisal companies. None of them is linked to the BBVA Group and all are entered in the official Bank of Spain register: Sociedad de Tasación, S.A., Valtecnic, S.A., Krata, S.A., Gesvalt, S.A., Alia Tasaciones, S.A., Tasvalor, S.A., Tinsa, S.A., Ibertasa, S.A., Valmesa, S.A., Arco Valoraciones, S.A. and Tecnicasa, S.A.

Gains and losses generated on the disposal of assets and liabilities classified as non-current held for sale, and related impairment losses and subsequent recoveries, where pertinent, are recognized in “Gains/(losses) on non-current assets held for sale not classified as discontinued operations” in the consolidated income statements (see Note 52). The remaining income and expense items associated with these assets and liabilities are classified within the relevant consolidated income statement headings.

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2.2.5 Tangible assets

•

Property, plants and equipment for own use: this heading includes the assets under ownership or acquired under lease finance, intended for future or current use by the BBVA Group and that it expects hold for more than one year. It also includes tangible assets received by the consolidated entities in full or part settlement of financial assets representing receivables from third parties and those assets expected to be held for continuing use.

Property, plants and equipment for own use are presented in the consolidated balance sheets at acquisition cost, less any accrued depreciation and, where appropriate, any estimated impairment losses resulting from comparing this net carrying amount of each item with its corresponding recoverable value.

Depreciation is calculated using the straight-line method, on the basis of the acquisition cost of the assets less their residual value; the land on which the buildings and other structures stand is considered to have an indefinite life and is therefore not depreciated.

The tangible asset depreciation charges are recognized in the accompanying consolidated income statements under the heading “Depreciation and amortization” (see Note 47) and are based on the application of the following depreciation rates (determined on the basis of the average years of estimated useful life of the various assets):

Amortization Rates for Tangible Assets

Type of Assets	Annual Percentage
Buildings for own use	1,33% - 4%
Furniture	8% - 10%
Fixtures	6% - 12%
Office supplies and hardware	8% - 25%

The BBVA Group’s criteria for determining the recoverable amount of these assets, in particular the buildings for own use, is based on up-to-date independent appraisals that are no more than 3-5 years old at most, unless there are other indications of impairment.

At each accounting close, the Group entities analyze whether there are internal or external indicators that a tangible asset may be impaired. When there is evidence of impairment, the entity then analyzes whether this impairment actually exists by comparing the asset’s net carrying amount with its recoverable amount. When the carrying amount exceeds the recoverable amount, the carrying amount is written down to the recoverable amount and depreciation charges going forward are adjusted to reflect the asset’s remaining useful life.

Similarly, if there is any indication that the value of a tangible asset has been recovered, the consolidated entities will estimate the recoverable amounts of the asset and recognize it in the consolidated income statement, recording the reversal of the impairment loss registered in previous years and thus adjusting future depreciation charges. In no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior years.

Upkeep and maintenance expenses relating to tangible assets held for own use are recognized as an expense in the year they are incurred and recognized in the consolidated income statements under the heading “Administration costs – General and administrative expenses – Property, fixtures and equipment “ (see Note 46.2).

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•

Other assets leased out under an operating lease: The criteria used to recognize the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to record the impairment losses on them, are the same as those described in relation to tangible assets for own use.

•

Investment properties: The heading “Tangible assets – Investment properties” in the consolidated balance sheets reflects the net values (purchase cost minus the corresponding accumulated repayment, and if appropriate, estimated impairment losses) of the land, buildings and other structures that are held either to earn rentals or for capital appreciation through sale and that are neither expected to be sold off in the ordinary course of business nor are destined for own use (see Note 19).

The criteria used to recognize the acquisition cost of investment properties, calculate their depreciation and their respective estimated useful lives and record the impairment losses on them, are the same as those described in relation to tangible assets for continued use.

The BBVA Group’s criteria for determining the recoverable amount of these assets is based on up-to-date independent appraisals that are no more than one year old at most, unless there are other indications of impairment.

2.2.6 Inventories

The balance under the heading “Other assets – Inventories” in the consolidated balance sheets mainly reflects the land and other properties that the BBVA Group’s real estate companies hold for development and sale as part of their real estate development activities (see Note 22).

The BBVA Group recognizes inventories at their acquisition cost or net realizable value, whichever is lower. The cost value includes the price paid for the acquisition of the land, the urban planning and construction, non-recoverable taxes and costs corresponding to construction supervision, coordination and management. The financial expenses incurred during the year are part of the cost value provided that the inventories require more than a year to be in a condition to be sold.

The net realizable value is the estimated selling price of inventories in the ordinary course of business, less the estimated costs of bringing them up to the condition required for sale purposes, and the costs necessary to make the sale. In the case of real estate assets accounted for as inventories, the BBVA Group’s criteria for determining their net realizable value is mainly based on independent appraisals of no more than one year, or less if there are other indications of impairment. The Spanish consolidated entities mainly use the services of the following valuation and appraisal companies. None of them is linked to the BBVA Group and all are entered in the official Bank of Spain register: Gesvalt, S.A., Eurovalor, S.A., Krata, S.A., Sociedad de Tasación, S.A., Tinsa, S.A.

The amount of any inventory valuation adjustment for reasons such as damage, obsolescence, reduction in sale price to its net realizable value, as well as losses for other reasons and, if appropriate, subsequent recoveries of value up to the limit of the initial cost value, are registered under the heading “Impairment losses on other assets (net) – Other assets” in the accompanying consolidated income statements (see Note 50) for the year in which they are incurred.

In the sale transactions, the carrying amount of inventories is derecognized from the consolidated balance sheet and recognized as an expense under the heading “Other operating expenses – Changes in inventories” in the year which the income from its sale is recognized. This income is

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recognized under the heading “Other operating income – Financial income from non-financial services” in the consolidated income statements (see Note 45).

2.2.7 Business combinations

The aim of a business combination is to obtain control of one or more businesses. It is accounted for by applying the acquisition method.

According to this method, the acquirer has to recognize the assets acquired and the liabilities and contingent liabilities assumed, including those that the acquired entity had not recognized in the accounts. The method involves the measurement of the consideration received for the business combination and its allocation to the assets, liabilities and contingent liabilities measured according to their fair value, at the purchase date.

In addition, the purchasing entity shall recognize an asset in the consolidated balance sheet under the heading “Intangible asset – Goodwill” if on the purchase date there is a positive difference between:

–	the sum of the price paid, the amount of all the non-controlling interests and the fair value of stock previously held in the acquired business, and

–	the fair value of the assets acquired and liabilities assumed.

If this difference is negative, it shall be recognized directly in the income statement under the heading “Negative Goodwill in business combinations”.

Non-controlling interests in the acquired entity may be measured in two ways: either at their fair value; or at the proportional percentage of net assets identified in the acquired entity. The form of valuing the non-controlling holdings may be chosen in each business combination. So far, the BBVA Group has always opted for the second method.

The purchase of non-controlling interests subsequent to the takeover of the entity is recognized as capital transactions; in other words, the difference between the price paid and the carrying amount of the percentage of non-controlling interests acquired is charged directly to equity.

2.2.8 Intangible assets

•	Goodwill

Goodwill represents payment in advance by the acquiring entity for the future economic benefits from assets that cannot be individually identified and separately recognized. It is only recognized as goodwill when the business combinations are acquired at a price. Goodwill is never amortized. It is subject periodically to an impairment analysis, and is written off if it is clear that there has been impairment.

Goodwill is assigned to one or more units generating cash flows that expect to be the beneficiaries of the synergies derived from the business combinations. The cash-generating units represent the Group’s smallest identifiable asset groups that generate cash flows for the Group and that are largely independent of the flows generated from the Group’s other assets or groups of assets. Each unit or units to which goodwill is allocated

–	is the lowest level at which the entity manages goodwill internally;

–	is not larger than a business segment.

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The cash-generating units to which goodwill has been allocated are tested for impairment (including the allocated goodwill in their carrying amount). This analysis is performed at least annually and always if there is any indication of impairment.

For the purpose of determining the impairment of a cash-generating unit to which a part of goodwill has been allocated, the carrying amount of that unit, adjusted by the theoretical amount of the goodwill attributable to the non-controlling interests, in the event they are not valued at fair value, is compared with its recoverable amount.

The recoverable amount of a cash-generating unit is equal to the fair value less sale costs and its value in use, whichever is greater. Value in use is calculated as the discounted value of the cash flow projections that the unit’s management estimates and is based on the latest budgets approved for the coming years. The main assumptions used in its calculation are: a sustainable growth rate to extrapolate the cash flows indefinitely, and the discount rate used to discount the cash flows, which is equal to the cost of the capital assigned to each cash-generating unit, and equivalent to the sum of the risk-free rate plus a risk premium inherent to the businesses tested.

If the carrying amount of the cash-generating unit exceeds the related recoverable amount, the Group recognizes an impairment loss; the resulting loss is apportioned by reducing, first, the carrying amount of the goodwill allocated to that unit and, second, if there are still impairment losses remaining to be recognized, the carrying amount of the rest of the assets. This is done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. In the event the non-controlling interests are not valued at fair value, the deterioration of goodwill attributable to minority interests will be recognized. In any case, an impairment loss recognized for goodwill shall not be reversed in a subsequent period.

They are recognized under the heading “Impairment losses on other assets (net) – Goodwill and other intangible assets” in the consolidated income statements (see Note 50).

•	Other intangible assets

These assets may have an indefinite useful life if, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash flows for the consolidated entities. In all other cases they have a finite useful life. The BBVA Group has not recognized any intangible assets with an indefinite useful life

Intangible assets with a finite useful life are amortized according to the duration of this useful life, using methods similar to those used to depreciate tangible assets. The depreciation charge of these assets is recognized in the accompanying consolidated income statements under the heading “Depreciation and amortization” (see Note 47).

The consolidated entities recognize any impairment loss on the carrying amount of these assets with charge to the heading “Impairment losses on other assets (net) – Goodwill and other intangible assets” in the accompanying consolidated income statements (see Note 50). The criteria used to recognize the impairment losses on these assets and, where applicable, the recovery of impairment losses recognized in prior years, are similar to those used for tangible assets.

2.2.9 Insurance and reinsurance contracts

The assets of the BBVA Group’s insurance companies are recognized according to their nature under the corresponding headings of the consolidated balance sheets and their registration and valuation is carried out according to the criteria set out in IFRS 4.

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The heading “Reinsurance assets” in the accompanying consolidated balance sheets includes the amounts that the consolidated entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance entities (see Note 18).

The heading “Liabilities under insurance contracts” in the accompanying consolidated balance sheets includes the technical provisions for direct insurance and inward reinsurance recognized by the consolidated entities to cover claims arising from insurance contracts in force at period-end (see Note 24).

The income or expenses reported by the BBVA Group’s insurance companies on their insurance activities is recognized, attending to its nature in the corresponding items of the consolidated income statements.

The consolidated insurance entities of the BBVA Group credit the amounts of the premiums written to the income statement and charge the cost of the claims incurred on final settlement thereof to their income statements. At the close of each year the amounts collected and unpaid, as well as the costs incurred and unpaid are accrued at this date.

The most significant provisions registered by consolidated insurance entities with respect to insurance policies issued by them are set out by their nature in Note 24.

According to type of product, the provisions may be as follows:

•	Life insurance provisions: Represents the value of the net obligations undertaken with the life insurance policyholder. These provisions include:

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Provisions for unearned premiums. These are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued until the closing date has to be allocated to the period from the closing date to the end of the insurance policy period.

•	Mathematical reserves: Represents the value of the life insurance obligations of the insurance companies at the year-end, net of the policyholder’s obligations, arising from life insurance contracted.

•	Non-life insurance provisions:

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Provisions for unearned premiums. These provisions are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued until year-end that has to be allocated to the period between the year-end and the end of the policy period.

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Provisions for unexpired risks: The provision for unexpired risks supplements the provision for unearned premiums by the amount by which that provision is not sufficient to reflect the assessed risks and expenses to be covered by the insurance companies in the policy period not elapsed at the year-end.

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Provision for claims: This reflects the total amount of the outstanding obligations arising from claims incurred prior to the year-end. Insurance companies calculate this provision as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid, and the total amounts already paid in relation to these claims.

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Provision for bonuses and rebates: This provision includes the amount of the bonuses accruing to policyholders, insurees or beneficiaries and the premiums to be returned to policyholders or insurees, as the case may be, based on the behavior of the risk insured, to the extent that such amounts have not been individually assigned to each of them.

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Technical provisions for reinsurance ceded: Calculated by applying the criteria indicated above for direct insurance, taking account of the assignment conditions established in the reinsurance contracts in force.

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Other technical provisions: Insurance companies have recognized provisions to cover the probable mismatches in the market reinvestment interest rates with respect to those used in the valuation of the technical provisions.

The BBVA Group controls and monitors the exposure of the insurance companies to financial risk and, to this end, uses internal methods and tools that enable it to measure credit risk and market risk and to establish the limits for these risks.

2.2.10 Tax assets and liabilities

Expenses on corporation tax applicable to the BBVA Group’s Spanish companies and on similar taxes applicable to consolidated entities abroad are recognized in the consolidated income statement, except when they result from transactions on which the profits or losses are recognized directly in equity, in which case the related tax effect is also recognized in equity.

The current corporate income tax expense is calculated by aggregating the current tax arising from the application of the corresponding tax rate to the tax for the year (after deducting the tax credits allowable for tax purposes) and the change in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, defined as at the amount expected to be payable or recoverable in future fiscal years for the differences between the carrying amount of assets and liabilities and their tax bases (the “tax value”), and tax loss and tax credit carry forwards. These amounts are measured applying to each temporary difference the tax rates that are expected to apply when the asset is realized or the liability settled (see Note 21).

The “Tax Assets” chapter of the consolidated balance sheets includes the amount of all the assets of a tax nature, and distinguishes between: “Current” (amounts recoverable by tax in the next twelve months) and “Deferred” (covering taxes recoverable in future years, including loss carry forwards or tax credits for deductions and tax rebates pending application).

The “Tax Liabilities” chapter of the accompanying consolidated balance sheets includes the amount of all the liabilities of a tax nature, except for provisions for taxes, broken down into: “Current” (income tax payable on taxable profit for the year and other taxes payable in the next twelve months) and “Deferred” (income taxes payable in subsequent years).

Deferred tax liabilities in relation to taxable temporary differences associated with investments in subsidiaries, associates or jointly controlled entities are recognized as such, except where the Group can control the timing of the reversal of the temporary difference and it is unlikely that it will reverse in the foreseeable future.

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Deferred tax assets are recognized to the extent that it is considered probable that the consolidated entities will have sufficient taxable profits in the future against which the deferred tax assets can be utilized and are not from the initial recognition (except in the case of a business combination) of other assets or liabilities in a transaction that does not affect the fiscal outcome or the accounting result.

The deferred tax assets and liabilities recognized are reassessed by the consolidated entities at each balance sheet date in order to ascertain whether they are still current, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

The income and expenses directly recognized in equity that do not increase or decrease taxable income are accounted as temporary differences.

2.2.11 Provisions, contingent assets and contingent liabilities

The heading “Provisions” in the consolidated balance sheets includes amounts recognized to cover the BBVA Group’s current obligations arising as a result of past events. These are certain in terms of nature but uncertain in terms of amount and/or extinguishment date. The settlement of these obligations is deemed likely to entail an outflow of resources embodying economic benefits (see Note 25). The obligations may arise in connection with legal or contractual provisions, valid expectations formed by Group companies relative to third parties in relation to the assumption of certain responsibilities or through virtually certain developments of particular aspects of the regulations applicable to the operation of entities; and, specifically, future legislation to which the Group will certainly be subject.

The provisions are recognized in the consolidated balance sheets when each and every one of the following requirements is met:

–	They represent a current obligation that has arisen from a past event;

–	At the date referred to by the consolidated financial statements, there is more probability that the obligation will have to be met than that it will not;

–	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

–	The amount of the obligation can be reasonably estimated.

Among other concepts, these provisions include the commitments made to employees by some of the Group entities (mentioned in section 2.2.12), as well as provisions for tax and legal litigation.

Contingent assets are possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Group. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement; however, they are disclosed in the Notes to financial statements, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits (see Note 36).

Contingent liabilities are possible obligations of the Group that arise from past events and whose existence is conditional on the occurrence or non-occurrence of one or more future events beyond the control of the entity. They also include the existing obligations of the entity when it is not probable that an outflow of resources embodying economic benefits will be required to settle them; or when, in extremely rare cases, their amount cannot be measured with sufficient reliability.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

2.2.12 Pensions and other post-employment commitments

Below is a description of the most significant accounting criteria relating to the commitments to employees, in terms of post-employment benefits and other long-term commitments, of certain BBVA Group companies in Spain and abroad (see Note 26).

Commitments’ valuation: assumptions and actuarial gains/losses recognition

The present values of the commitments are quantified on a case-by-case basis. Costs are calculated using the projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit/commitment and measures each unit separately to build up the final obligation.

The actuarial assumptions should take into account that:

–	They are unbiased, in that they are not unduly aggressive nor excessively conservative.

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They are compatible with each other and adequately reflect the existing economic relations between factors such as inflation, foreseeable wage increases, discount rates and the expected return on plan assets, etc. The expected return on plan assets is calculated by taking into account both market expectations and the particular nature of the assets involved.

–	The future levels of wages and benefits are based on market expectations at the consolidated balance sheet date for the period over which the obligations are to be settled.

–	The rate used to discount the commitments is determined by reference to market yields at the date referred to by the consolidated financial statements on high quality bonds.

The BBVA Group recognizes actuarial differences originating in the commitments assumed with staff taking early retirement, benefits awarded for seniority and other similar items under the heading “Provisions (net)” of the consolidated income statement for the period (see Note 48) in which these differences occur. The BBVA Group recognizes the actuarial gains or losses arising on all other defined-benefit post-employment commitments directly under the heading “Valuation adjustments” of equity in the accompanying consolidated balance sheets (see Note 26).

Consequently, the Group does not apply the option of deferring actuarial gains and losses to any of its employee commitments using the so-called corridor approach.

Post-employment benefit commitments

•	Pensions: The BBVA Group’s post-employment benefit commitments are either defined-contribution or defined-benefit.

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Defined-contribution commitments: The amounts of these commitments are established as a percentage of certain remuneration items and/or as a fixed pre-established amount. The contributions made in each period by the BBVA Group’s companies for these commitments are recognized with a charge to the heading “Personnel expenses- Defined-contribution plan expense” in the consolidated income statements (see Note 46).

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Defined-benefit commitments: Some of the BBVA Group’s companies have defined-benefit commitments for the permanent disability and death of certain current employees and early retirees, as well as defined-benefit retirement commitments applicable only to certain groups of current employees, or early retired employees and retired employees. These commitments are either funded by insurance contracts or recorded as internal provisions.

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The amounts recognized under the heading “Provisions – Provisions for pensions and similar obligations” (see Note 25) are the differences, at the date of the consolidated financial statements, between the present values of the commitments for defined-benefit commitments, adjusted by the past service cost and the fair value of plan assets.

The current contributions made by the Group’s companies for defined-benefit commitments covering current employees are charged to the heading “Administration cost – Personnel expenses” in the accompanying consolidated income statements (see Note 46).

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Early retirements: The BBVA Group has offered certain employees in Spain the possibility of taking early retirement before the age stipulated in the collective labor agreement in force and has put into place the corresponding provisions to cover the cost of the commitments acquired by this item. The present values for early retirement are quantified on a case-by-case basis and are recognized under the heading “Provisions – Provisions for pensions and similar obligations” in the accompanying consolidated balance sheets (see Note 25).

The early retirement commitments in Spain include the compensation and indemnities and contributions to external pension funds payable during the period of early retirement. The commitments relating to this group of employees after they have reached normal retirement age are dealt in the same way as pensions.

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Other post-employment welfare benefits Some of the BBVA Group’s companies have welfare benefit commitments whose effects extend beyond the retirement of the employees entitled to the benefits. These commitments relate to certain current employees and retirees, depending upon the employee group to which they belong.

The present values of post-employment welfare benefits are quantified on a case-by-case basis and are recognized under the heading “Provisions – Provisions for pensions and similar obligations” in the consolidated balance sheets (see Note 25).

•	Other long-term commitments to employees

Some of the BBVA Group’s companies are obliged to deliver goods and services to groups of employees. The most significant of these, in terms of the type of compensation and the event giving rise to the commitments are as follows: loans to employees, life insurance, study assistance and long-service awards.

Some of these commitments are measured using actuarial studies, so that the present values of the vested obligations for commitments with personnel are quantified on a case-by-case basis. They are recognized under the heading “Provisions – Other provisions” in the accompanying consolidated balance sheets (see Note 25).

The welfare benefits delivered by the Spanish companies in the BBVA Group to active employees are recognized under the heading “Personnel expenses – Other personnel expenses” in the consolidated income statements (see Note 46).

Other commitments for current employees accrue and are settled on a yearly basis, so it is not necessary to record a provision in this connection.

2.2.13 Equity-settled share-based payment transactions

Equity-settled share-based payment transactions, when the instruments granted do not vest until the counterparty completes a specified period of service, shall be accounted for those services as they are rendered by the counterparty during the vesting period, with a corresponding increase in equity. These

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services are measured at fair value, unless this value cannot be calculated reliably. In this case, they are measured by reference to the fair value of the equity instruments committed, taking into account the date on which the commitments were assumed and the terms and other conditions included in the commitments.

When the initial compensation agreement includes what may be considered market conditions among its terms, any changes in these conditions will not be reflected in the consolidated income statement, as these have already been accounted for in calculating the initial fair value of the equity instruments. Non-market vesting conditions are not taken into account when estimating the initial fair value of instruments, but they are taken into account when determining the number of instruments to be granted. This will be recognized on the consolidated income statement with the corresponding increase in equity.

2.2.14 Termination benefits

Termination benefits are recognized in the accounts when the BBVA Group agrees to terminate employment contracts with its employees and has established a detailed plan to do so. As of December 31, 2011, there were no redundancy plans in the Group entities, so it is not necessary to recognize a provision for this item.

2.2.15 Treasury stock

The value of equity instruments issued by the BBVA Group’s entities and held by them – basically, shares and derivatives on the Bank’s shares held by some consolidated companies that comply with the requirements to be recognized as equity instruments – are recognized under the heading “Stockholders’ funds – Treasury stock” in the consolidated balance sheets (see Note 30).

These financial assets are recognized at acquisition cost, and the gains or losses arising on their disposal are credited or debited, as appropriate, to the heading “Stockholders’ funds – Reserves” in the consolidated balance sheets (see Note 29).

2.2.16 Foreign-currency transactions and exchange differences

The BBVA Group’s functional currency, and thus the currency in which the consolidated financial statements are presented, is the euro. All balances and transactions denominated in currencies other than the euro are deemed to be denominated in “foreign currency”.

Conversion to euros of the balances held in foreign currency is performed in two consecutive stages:

–	Conversion of the foreign currency to the functional currency (currency of the main economic environment in which the entity operates) and

–	Conversion to euros of the balances held in the functional currencies of the entities whose functional currency is not the euro.

•	Conversion of the foreign currency to the functional currency

Transactions in foreign currencies carried out by the consolidated entities (or accounted for using the equity method) not based in European Monetary Union countries are initially accounted in their respective currencies. Subsequently, the monetary balances in foreign currencies are converted to their respective functional currencies using the exchange rate at the close of the financial year.

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In addition,

–	Non-monetary items valued at their historical cost are converted to the functional currency at the exchange rate in force on the purchase date.

–	Non-monetary items valued at their fair value are converted at the exchange rate in force on the date on which such fair value was determined.

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Income and expenses are converted at the period’s average exchange rates for all the operations carried out during the period. When applying this criterion the BBVA Group considers whether significant variations have taken place in exchange rates during the financial year which, owing to their impact on the statements as a whole, require the application of exchange rates as of the date of the transaction instead of such average exchange rates.

•	Conversion of functional currencies to euros

The balances in the financial statements of consolidated entities whose functional currency is not the euro are converted to euros as follows:

–	Assets and liabilities: at the average spot exchange rates as of the date of each of the consolidated financial statements.

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Income and expenses and cash flows are converted by applying the exchange rate in force on the date of the transaction, and the average exchange rate for the financial year may be used, unless it has undergone significant variations.

–	Equity items: at the historical exchange rates.

The exchange differences produced when converting the balances in foreign currency to the functional currency of the consolidated entities and their subsidiaries are generally recognized under the heading “Exchange differences (net)” in the consolidated income statements. However, the exchange differences in non-monetary items are recognized temporarily in equity under the heading “Valuation adjustments – Exchange differences” in consolidated balance sheets.

The exchange differences arising from the conversion to euros of balances in the functional currencies of the consolidated entities whose functional currency is not the euro are recognized under the heading “Valuation adjustments – Exchange differences” in the consolidated balance sheets. Meanwhile, the differences arising from the conversion to euros of the financial statements of entities accounted for by the equity method are recognized under the heading “Valuation adjustments – Entities accounted for using the equity method” until the item to which they relate is derecognized, at which time they are recognized in the income statement.

The breakdown of the main consolidated balances in foreign currencies as of December 31, 2011, 2010 and 2009, with reference to the most significant foreign currencies, is set forth in Appendix IX.

2.2.17 Recognition of income and expenses

The most significant criteria used by the BBVA Group to recognize its income and expenses are as follows:

•	Interest income and expenses and similar items: As a general rule, interest income and expenses and similar items are recognized on the basis of their period of accrual using the

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

effective interest rate method. The financial fees and commissions that arise on the arrangement of loans (basically origination and analysis fees) must be deferred and recognized in the income statement over the expected life of the loan. The direct costs incurred in arranging these transactions can be deducted from the amount thus recognized. These fees are part of the effective rate for loans. Also dividends received from other companies are recognized as income when the consolidated companies’ right to receive them arises.

However, when a debt instrument is deemed to be impaired individually or is included in the category of instruments that are impaired because of amounts more than three months past-due, the recognition of accrued interest in the consolidated income statement is interrupted. This interest is recognized for accounting purposes as income, as soon as it is received.

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Commissions, fees and similar items: Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to the nature of such items. The most significant items in this connection are:

•	Those relating to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected/paid.

•	Those arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.

•	Those relating to single acts, which are recognized when this single act is carried out.

•	Non-financial income and expenses: These are recognized for accounting purposes on an accrual basis.

•	Deferred collections and payments: These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

2.2.18 Sales and income from the provision of non-financial services

The heading “Other operating income – Financial income from non-financial services” in the consolidated income statements includes the carrying amount of the sales of assets and income from the services provided by the consolidated Group companies that are not financial institutions. In the case of the Group, these companies are mainly real estate and service companies (see Note 45).

2.2.19 Leases

Lease contracts are classified as finance from the start of the transaction, if they transfer substantially all the risks and rewards incidental to ownership of the asset forming the subject-matter of the contract. Leases other than finance leases are classified as operating leases.

When the consolidated entities act as the lessor of an asset in finance leases, the aggregate present values of the lease payments receivable from the lessee plus the guaranteed residual value (normally the exercise price of the lessee’s purchase option on expiration of the lease agreement) are recognized as financing provided to third parties and, therefore, are included under the heading “Loans and receivables” in the accompanying consolidated balance sheets.

When the consolidated entities act as lessors of an asset in operating leases, the acquisition cost of the leased assets is recognized under “Tangible assets – Property, plants and equipment – Other

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assets leased out under an operating lease” in the consolidated balance sheets (see Note 19). These assets are depreciated in line with the criteria adopted for items of tangible assets for own use, while the income arising from the lease arrangements is recognized in the consolidated income statements on a straight-line basis within “Other operating income – Rest of other operating income” (see Note 45).

If a fair value sale and leaseback results in an operating lease, such as the transactions indicated in Note 16.1, the profit or loss generated by the sale is recognized in the consolidated income statement at the time of sale. If such a transaction gives rise to a finance lease, the corresponding gains or losses are amortized over the lease period.

The assets leased out under operating lease contracts to other entities in the Group are treated in the consolidated financial statements as for own use, and thus rental expense and income is eliminated and the corresponding depreciation is registered.

2.2.20 Consolidated statements of recognized income and expenses

The consolidated statements of recognized income and expenses reflect the income and expenses generated each year. They distinguish between income and expenses recognized as results in the consolidated income statements and “Other recognized income (expenses)” recognized directly in consolidated equity. “Other recognized income (expenses)” include the changes that have taken place in the year in the “Valuation adjustments” broken down by item.

The sum of the changes to the heading “Valuation adjustments” of the consolidated total equity and the consolidated net income of the year forms the “Total recognized income/expenses of the year”.

2.2.21 Consolidated statements of changes in equity

The consolidated statements of changes in equity reflect all the movements generated in each year in each of the headings of the consolidated equity, including those from transactions undertaken with shareholders when they act as such, and those due to changes in accounting criteria or corrections of errors, if any.

The applicable regulations establish that certain categories of assets and liabilities are recognized at their fair value with a charge to equity. These charges, known as “Valuation adjustments” (see Note 31), are included in the Group’s total consolidated equity net of tax effect, which has been recognized as deferred tax assets or liabilities, as appropriate.

2.2.22 Consolidated statements of cash flows

The indirect method has been used for the preparation of the consolidated statement of cash flows. This method starts from the entity’s consolidated net income and adjusts its amount for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated cash flows classified as investment or finance. As well as cash, short-term, highly liquid investments subject to a low risk of changes in value, such as cash and deposit balances from central banks, are classified as cash and equivalents.

When preparing these financial statements the following definitions have been used:

–	Cash flows: Inflows and outflows of cash and equivalents.

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–	Operating activities: The typical activities of credit institutions and other activities that cannot be classified as investment or financing activities.

–	Investing activities: The acquisition, sale or other disposal of long-term assets and other investments not included in cash and cash equivalents or in operating activities.

–	Financing activities: Activities that result in changes in the size and composition of the Group’s equity and of liabilities that do not form part of operating activities.

2.2.23 Entities and branches located in countries with hyperinflationary economies

According to the criteria established by the EU-IFRS, in order to assess whether an economy has a hyperinflationary inflation rate, the country’s economic environment is evaluated, analyzing whether certain circumstances exist, such as:

–	The country’s population prefers to keep its wealth or savings in non-monetary assets or in a relatively stable foreign currency;

–	Prices may be quoted in that currency;

–	Interest rates, wages and prices are linked to a price index;

–	The cumulative inflation rate over three years is approaching, or exceeds, 100%.

The fact that any of these circumstances is fulfilled will not be a decisive factor in considering an economy hyperinflationary, but it does provide some reasons to consider it as such.

Since the close of 2009, the economy of Venezuela can be considered hyperinflationary under the above criteria. The financial statements as of December 31, 2011, 2010 and 2009 of the BBVA Group’s entities located in Venezuela (see Note 3) have therefore been adjusted to correct for the effects of inflation. Pursuant to the requirements of IAS 29, the monetary headings (mainly loans and credits) have not been re-expressed, while the non-monetary headings (mainly tangible fixed assets) have been re-expressed in accordance with the change in the country’s Consumer Price Index.

The historical differences as of January 1, 2009 between the re-expressed costs and the historical costs under the non-monetary headings were credited to “Reserves” on the accompanying consolidated balance sheet as of December 31, 2009, while the differences for 2011, 2010 and 2009, and the re-expression of the income statement for 2011, 2010 and 2009 were recognized in the consolidated income statement for those years. The effects of these adjustments for inflation on the consolidated income statements for 2011, 2010 and 2009 were not significant.

2.3 Recent EU-IFRS pronouncements

Changes introduced in 2011 –

The following modifications to the EU-IFRS or their interpretations (“IFRIC”) came into force in 2011. They have not had a significant impact on the BBVA Group’s consolidated financial statements for the year:

•	IAS 24 Revised – “Related party disclosures”: This amendment to IAS 24 deals with the disclosures of related parties in the financial statements. It contains two significant new points:

•	A partial exemption for certain disclosures has been introduced when the related part is produced an entity that is dependent on or related to the government (or equivalent government institution).

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•	The definition of “related party” has been amended and some of the relations that were not explicit in the rule have been clarified.

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IAS 32 Revised – “Financial instruments: Presentation – Classification of rights issues”: The amendment to IAS 32 clarifies the classification of rights issues (instruments that entitle the holder to acquire instruments from the entity at a fixed price) when they are in a currency other than the issuer’s functional currency.

The proposed amendment establishes that those rights, options or warrants issued to acquire a fixed number of own equity instruments for a fixed amount will be classified as equity regardless of the currency in which the right is exercised, provided that the entity offers them pro rata to all of the existing shareholders.

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Amendment to IFRIC 14 – “Prepayments of a minimum funding requirement”: This amendment corrects the fact that under the previous version of IFRIC 14, in certain circumstances some prepayments of minimum funding requirements to pension funds could not be recognized as assets.

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IFRIC 19 – “Extinguishing financial liabilities with equity instruments”: This addresses the accounting procedure, from the point of view of the debtor, used when a financial liability is totally or partially extinguished through the issue of equity instruments to the creditor. The interpretation is not applicable to this type of transaction when the counterparties are shareholders or related parties and act as such, nor when the exchange for equity instruments is in accordance with the original terms of the financial liability. In this case, the issue of equity instruments shall be measured at fair value on the date the liability is extinguished and any difference between this value and the carrying amount of the liability shall be recognized on the income statement for the period.

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Third annual improvements project, improvements to IFRS: The third annual improvement project, improvements to IFRS, incorporates small modifications that will mostly be applicable for accounting years following January 1, 2011. The modifications mainly deal with eliminating inconsistencies in some IFRS and clarifying the terminology used.

Standards and interpretations issued but not yet effective as of December 31, 2011 –

New International Financial Reporting Standards together with their interpretations (IFRIC) had been published at the date of preparation of these consolidated financial statements. These were not obligatory as of December 31, 2011. Although in some cases the IASB permits early adoption before they enter into force, the BBVA Group has not done so as of this date, as it is still analyzing the effects that will result from them.

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IFRS 9 – “Financial Instruments – Classification and Measurement”: On November 12, 2009, the IASB published IFRS 9 – “Financial Instruments” as the first stage of its plan to replace IAS 39 – “Financial Instruments: Recognition and measurement”. IFRS 9, which introduces new classification and measurement requirements for financial assets, will be mandatory from January 1, 2015 onwards, although early adoption has been permitted from December 31, 2009 onwards. However, the European Commission has decided not to adopt IFRS 9 and postpone its entry into force, thus making it impossible for European entities to apply this standard early.

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The new standard includes significant differences with respect to the current one. They include the following:

•	Approval of a new classification model based on two single categories of amortized cost and fair value;

•	Elimination of the current “Held-to-maturity-investments” and “Available-for-sale financial assets” categories;

•	Limitation of the analysis of impairment of assets measured at amortized cost; and

•	No separation of embedded derivatives in financial contracts on the entity’s assets.

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Amendment of IFRS 7 – “Disclosures – Transfer of financial assets”: There has been a modification of the disclosure requirements applicable to transfers of financial assets in which the assets are not derecognized from the balance sheets, and to transfers of financial assets in which the assets qualify for derecognition, but with which the entity still has some continuing involvement. The information disclosed must allow the following:

•	understanding of the relationship between transferred financial assets that are not derecognized in their entirety and associated liabilities; and

•	evaluation of the nature of, and the risks associated with, the entity’s continuing involvement in the transferred and derecognized financial assets.

Disclosures are also required for asset transfers when the transfers have been distributed unevenly over the year.

These modifications will be applied to the years starting after July 1, 2011, although early adoption is permitted.

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IAS 12 Revised – “Income Taxes – Deferred Tax: recovery of underlying Assets”: IAS 12 establishes that the deferred tax assets and liabilities will be calculated by using the tax base and the tax rate corresponding according to the form in which the entity expects to recover or cancel the corresponding asset or liability: by the use of the asset or by its sale.

The IASB has published a modification to IAS 12 which includes the assumption when calculating the assets and liabilities for deferred taxes that the recovery of the underlying asset will be carried out through its sale in investment property valued at fair value under IAS 40 “Investment Property”. However, an exception is admitted if the investment is depreciable and is managed according to a business model whose objective is to use the profits from the investment over time, and not from its sale.

At the same time, IAS 12 includes the content of SIC 21 – “Income Taxes – Recovery of revalued non-depreciable assets”. This interpretation is withdrawn.

These modifications will be applied retrospectively to the accounting years following January 1, 2012, although early adoption is permitted.

•

IFRS 10 – “Consolidated financial statements”: IFRS 10 establishes a single consolidation model based on the principle of control, and applicable to all types of entities. Likewise, it introduces a definition of control, according to which a reporting entity controls another entity when it is exposed or has rights to variable returns from its involvements with the entity and has the ability to affect the amount of returns through its power over the entity.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The new standard will replace IAS 27 – “Consolidated and separate financial statements” and SIC 12 – “Consolidation – Special Purpose Entities”. It will be applied to accounting years starting from January 1, 2013. However, early adoption is permitted. In this case it must be applied together with IFRS 11 and IFRS 12.

•

IFRS 11 – “Joint arrangements”: IFRS 11 introduces new consolidation principles applicable to all joint arrangements and will replace SIC 13 – “Jointly Controlled Entities” and IAS 31 – “Interests in Joint Ventures”.

The new standard defines joint arrangements and establishes that they shall be classified as joint operations or as joint ventures based on the rights and obligations arising from the arrangement. A joint operation is when the parties who have joint control have rights to the assets of the arrangement and obligations to the liabilities of the arrangement. A joint venture is when the parties who have joint control have rights to the net assets of the arrangement.

Joint operations shall be accounted for by including them in the financial statements of the entities controlling the assets, liabilities, income and expenses corresponding to them according to the contractual agreement. Joint ventures shall be accounted for in the consolidated financial statements using the equity method. They can no longer be accounted for by the proportionate consolidation method.

IFRS 11 shall be applied to accounting years starting on or after January 1, 2013. However, early adoption is permitted. In this case it must be applied together with IFRS 10 and IFRS 12.

•

IFRS 12 – “Disclosure of Interests in other entities”: IFRS 12 is a new standard on the disclosure requirements for all types of holdings in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 12 shall be applied to accounting years starting on or after January 1, 2013. However, early adoption is permitted. In this case it must be applied together with IFRS 10 and IFRS 11.

•

IFRS 13 – “Fair Value Measurement”: IFRS 13 provides guidelines for fair value measurement and disclosure requirements. Under the new definition, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The requirements of the standard do not extend the use of fair value accounting. However, they do provide a guide about how fair value should be applied when its use is required or permitted by other standards.

This new standard shall be prospectively applied as of January 1, 2013. Early adoption is permitted.

•

IAS 1 amended – “Presentation of Financial Statements”: The modifications made to IAS 1 include improvements and clarifications regarding the presentation of “Other recognized income (expenses)” (valuation adjustments). The main change introduced is that the presentation of the concepts must distinguish those that can be reclassified to earnings in the future from those that cannot.

The revision to IAS 1 shall be applied to accounting years starting on or after July 1, 2012, although early adoption is permitted.

•	Amended IAS 19 – “Employee Benefits”: The amended IAS 19 introduces modifications to the accounting of post-employment benefit liabilities and commitments.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

•

All changes in the fair value of assets from post-employment plans and obligations in the defined benefit plans shall be recognized in the period in which they occur; they shall be recognized as valuation adjustments in equity and shall not be considered as earnings in future years. Thus, the options under the current standard to defer these changes in value (“corridor method”) or to recognize them in the year’s earnings have been eliminated. The Group’s policy will be to transfer the amounts recognized under the heading “Valuation adjustments” to the heading “Reserves” in the consolidated balance sheet.

•	The presentation of fair value changes in assets in plans and changes in post-employment benefit obligations of defined-benefit plans has been clarified:

•	Greater disclosure of information is required.

These modifications will be applied to the accounting years starting on or after January 1, 2013, although early adoption is permitted.

•	IAS 32 revised – “Financial Instruments: Presentation”: The changes made to IAS 32 clarify the following aspects on asset and liability netting:

•	The legal right to net recognized amounts must not depend on a future event and must be legally enforceable under all circumstances, including cases of default or insolvency of either party.

•	Settlements in which the following conditions are met shall be accepted as equivalent to “settlements for net amount”:

•	all or practically all of the credit and liquidity risk is eliminated

•	settlement of the asset and liability is performed in one single settlement process

These modifications will be applied to the accounting years starting on or after January 1, 2014, although early adoption is permitted.

•

IFRS 7 revised – “Financial Instruments: Information to be disclosed”: The changes made to IAS 7 introduce new disclosures of information on asset and liability netting: The entities must submit a breakdown of information on the gross and net amounts of the financial assets that have been or may be netted, and for all recognized financial instruments included in some type of master netting agreement, whether or not they have been netted.

These modifications will be applied to the accounting years starting on or after January 1, 2013.

3. Banco Bilbao Vizcaya Argentaria Group

The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking, asset management and private banking. It also operates in other sectors, such as insurance, real estate, operating leases, etc.

Appendices II to IV inclusive provide relevant information as of December 31, 2011 on the Group’s subsidiaries, proportionately consolidated jointly controlled entities, and investments and jointly controlled entities accounted for by the equity method. Appendix V shows the main changes in investments in 2011, and Appendix VI gives details of the subsidiaries under the full consolidation method and which, based on the information available, were more than 10% owned by non-Group shareholders as of December 31, 2011.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The following table sets forth information related to the Group’s total assets as of December 31, 2011, 2010 and 2009 and the Group’s income attributed to the parent company for 2011, 2010 and 2009, broken down by the companies in the group according to their activity:

	Millions of Euros
	Total Assets Contributed to the Group			Total Net Income Contributed to the Group
Contribution to Consolidated Group. Entities by Main Activities	2011	2010	2009	2011	2010	2009
Banks and other financial services	577,914	533,143	516,431	2,105	3,757	3,535
Insurance and pension fund managing companies	17,226	17,034	16,168	873	826	755
Other non-financial services	2,548	2,561	2,466	26	23	(80)

Total	597,688	552,738	535,065	3,004	4,606	4,210

The total assets and earnings as of December 31, 2011, 2010 and 2009, broken down by the geographical areas in which the BBVA Group operates, are included in Note 6.

The BBVA Group’s activity is mainly located in Spain, Mexico, South America and the United States, with an active presence in other European countries and Asia:

•

Spain: The Group’s activity in Spain is principally through Banco Bilbao Vizcaya Argentaria, S.A., which is the parent company of the BBVA Group. The Group also has other companies that operate in Spain’s banking sector, insurance sector, real estate sector, services and as operating lease companies.

•

Rest of Europe: The Group’s activity in Europe is carried out through representative offices (Moscow and Istanbul), operational branches (Germany, Belgium, France, Italy and the United Kingdom) and banks and financial institutions in Ireland, Switzerland, Italy and Portugal. In March 2011, the BBVA Group acquired 25.01% of the share capital of the Turkish bank Turkiye Garanti Bankasi, AS (hereinafter, “Garanti”). Garanti heads up a group of banking and financial institutions that operate in Turkey, Holland, and some countries in Eastern Europe.

•

Asia: The Group’s activity in Asia is carried out through operational branches (in Taipei, Seoul, Tokyo, Hong Kong and Singapore) and representative offices (in Beijing, Shanghai and Mumbai). The BBVA Group also has several agreements with the CITIC Group (“CITIC”) for a strategic alliance in the Chinese market (see Note 17). The investment in the CITIC Group includes the investment in Citic International Financial Holdings Limited (“CIFH”) and China National Citic Bank (“CNCB”).

•

Mexico: The Group’s presence in Mexico dates back to 1995. It operates both in the banking sector through BBVA Bancomer, S.A., and in the insurance and pensions business, mainly through Seguros Bancomer S.A. de C.V., Pensiones Bancomer, S.A. de C.V. and Administradora de Fondos para el Retiro Bancomer, S.A. de C.V. All these are part of the BBVA Bancomer Financial Group.

•

South America: The BBVA Group’s activity in South America is mainly focused on the banking, insurance and pensions sectors, in the following countries: Chile, Venezuela, Colombia, Peru, Argentina, Panama, Paraguay and Uruguay. It is also active in Bolivia and Ecuador in the pensions sector.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The Group owns more than 50% of most of the companies based in these countries. Appendix II shows a list of the companies which, although less than 50% owned by the BBVA Group, are as of December 31, 2011 fully consolidated as a result of agreements between the Group and the other shareholders, giving the BBVA Group effective control of these entities (see Note 2.1).

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United States (including Puerto Rico): The Group’s activity in the United States is mainly carried out through a group of companies with BBVA Compass Bancshares, Inc. at their head. This bank was acquired by BBVA in 2007 and in 2008 it merged the three Texas-based banks it owned, State National Bancshares, Inc., Texas National Bank, Inc. and Laredo National Bank, Inc.

In 2009, BBVA Compass, Inc. acquired some of the assets and liabilities of Guaranty Bank, Inc. (hereinafter, “Guaranty”) from the Federal Deposit Insurance Corporation (FDIC). Garanty is based in the United States. The BBVA group also has a significant presence in Puerto Rico through the bank BBVA Puerto Rico.

Below we give more details of the most important changes that have taken place in the BBVA Group in 2011, 2010 and 2009:

2011 –

•

Acquisition of a capital holding in the bank Garanti: On March 22, 2011, through the execution of the agreements signed in November 2010 with the Dogus group and having obtained the corresponding authorizations, BBVA completed the acquisition of a 24.89% holding of the share capital of Turkiye Garanti Bankasi, AS. Subsequently, an additional 0.12% holding was acquired on the market, taking the BBVA Group’s total holding in the share capital of Garanti to 25.01% as of December 31, 2011. The total price of both acquisitions amounted to USD 5,876 million (approximately €4,408 million).

The agreements with the Dogus group include an arrangement for the joint management of the bank and the appointment of some of the members of its Board of Directors by the BBVA Group. BBVA also has a perpetual option to purchase an additional 1% of Garanti Bank five years after the initial purchase. If it exercised this option the BBVA Group would have effective control of the company.

As of December 31, 2011, the goodwill registered by these acquisitions amounted to €1,262 million (see Note 20.1), although this amount is provisional, as under IFRS 3 a period of one year is allowed to make a definitive determination. BBVA financed part of this acquisition with funds from the capital increase carried out on November 29, 2010 (see Note 27).

This 25.01% holding in Garanti is consolidated in the BBVA Group using the proportionate consolidation method due to the aforementioned joint management agreements, and its contribution to the BBVA Group as of December 31, 2011, after applying the corresponding standardization and consolidation adjustments, represents 3.06% of the Group’s total assets (€18,309 million) and 2.66% of its total liabilities (€14,850 million) at that date.

The contribution from Garanti to the main items on the consolidated balance sheet as of December 31, 2011, after applying the corresponding standardization and consolidation adjustments, was €4,937 million to various portfolios of financial assets, €11,160 million to “Loans and receivables” and €14,187 million to “Financial liabilities at amortized cost.”

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The contribution of Garanti to the BBVA Group’s consolidated income statement from the date of its acquisition to December 31, 2011, after making the corresponding standardization and consolidation adjustments, was €428 million to “Net interest income”, €580 million to “Gross income”, and €193 million to “Consolidated net income for the year”. This represents a total of 6.43% of the Group’s consolidated net income in 2011.

If this business combination had been performed at the start of 2011, it is estimated that after the corresponding standardization and consolidation adjustments, Garanti would have contributed €266 million to Group’s consolidated net income for 2011.

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Purchase of Credit Uruguay Banco: In May 2010, the BBVA Group announced that it had reached an agreement to acquire, through its subsidiary BBVA Uruguay, the Credit Uruguay Banco, from a French financial group. On January 18, 2011, after obtaining the corresponding authorizations, the purchase of Credit Uruguay Banco was completed for approximately €78 million, generating goodwill for an insignificant amount.

•

Takeover of Finanzia Banco de Crédito S.A.U.: The Directors of the entities Finanzia Banco de Crédito, S.A.U. and Banco Bilbao Vizcaya Argentaria, S.A., in meetings of their respective boards of directors held on January 28, 2011 and February 1, 2011, respectively, approved a project for the takeover of Finanzia Banco de Crédito, S.A.U. by Banco Bilbao Vizcaya Argentaria, S.A. and the subsequent transfer of all its equity interest to Banco Bilbao Vizcaya Argentaria, S.A., which acquired all the rights and obligations of the company it had purchased through universal succession.

The merger agreement was submitted for approval at the AGM of the shareholders of the companies involved. The merger was entered into the Companies Register on July 1, 2011, and thus on this date the target bank was dissolved, although for accounting purposes the takeover was carried out on January 1, 2011, with no effect at the consolidated level.

2010 –

On April 1, 2010, after obtaining the corresponding authorizations, the purchase of an additional 4.93% of CNCB’s capital was finalized for €1,197 million. After the acquisition, BBVA’s holding of the share capital of CIFH and CNCB amounted to 29.68% and 15%, respectively (see Note 17.1).

2009 –

•

Purchase of assets and liabilities of Guaranty Bank: On August 21, 2009, BBVA Compass Inc acquired certain Guaranty Bank assets and liabilities from FDIC through a public auction for qualified investors. BBVA Compass Inc. acquired assets, mostly loans, for approximately USD 11,441 million (approximately €8,016 million) and assumed liabilities, mostly customer deposits, for USD 12,854 million (approximately €9,006 million). On December 31, 2009, using the purchase method, the comparison between the fair values assigned at the time of the purchase to the assets and liabilities acquired from Guaranty Bank (including the cash payment that FDIC made in consideration of the transaction (USD 2,100 million) generated a difference €99 million, recognized under the heading “Negative goodwill” in the accompanying consolidated income statement for the year 2009. The assets and liabilities acquired amounted to 1.5% and 1.8%, respectively, of the BBVA Group’s total assets on the acquisition date.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

•

At the same time, the purchase included a loss-sharing agreement with the U.S. supervisory body FDIC under which the latter undertook to assume 80% of the losses of the loans purchased by the BBVA Group up to the first USD 2,285 million, and up to 95% of the losses if they exceeded this amount. This commitment has a maximum term of 5 and 10 years, according to the different portfolios in which the loans were classified.

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Takeovers of Banco de Crédito Local de España, S.A. and BBVA Factoring E.F.C., S.A.: The directors of the subsidiaries Banco de Crédito Local de España, S.A. (Unipersonal), and BBVA Factoring E.F.C., S.A. (Unipersonal), in meetings of their respective boards of directors held on January 26, 2009, and of Banco Bilbao Vizcaya Argentaria, S.A. in its board of directors meeting held on January 27, 2009, approved respective projects for the takeover of both companies by BBVA and the subsequent transfer of all their equity interest to BBVA, which acquired all the rights and obligations of the companies it had purchased through universal succession.

•

The merger agreement was submitted for approval at the AGM of the shareholders of the companies involved. Both takeovers were entered into the Companies Register on June 5, 2009, and thus on this date the companies acquired were dissolved, although for accounting purposes the takeover was carried out on January 1, 2009, with no effect on the Group’s consolidated financial statements.

4. Allocation of earnings and the new system of shareholder remuneration

New scheme for shareholder remuneration –

The new shareholder remuneration scheme called the “Dividend Option” was implemented in 2011 through two share capital increases charge to voluntary reserves approved by the Bank’s Shareholders’ Annual General Meeting held on March 11, 2011, as the fifth point of the Agenda. Under the new scheme, BBVA has offered its shareholders the chance to receive part of their remuneration in the form of free shares; however, they can still choose to receive it in cash by selling the rights assigned to them in each capital increase either to BBVA (by the Bank exercising its commitment to repurchase the free allotment rights) or on the market.

Shareholder remuneration in 2011 –

In 2011, the following payments were made and settled to shareholders:

•	A third interim dividend on 2010 earnings was paid and settled on January 10, 2011 for a gross amount of €0.09 per share (€0.0729 net).

•

To implement the “Dividend Option”, the first capital increase charged to voluntary reserves was carried out in April 2011. As a result, the Bank’s share capital increased by €29,740,199.65, through the issue and circulation of 60,694,285 shares with a par value of €0.49 each (see Note 27). The Bank also acquired 909,945,425 pre-emptive subscription rights, at the guaranteed fixed price of €0.149 gross each, for a total of €135,581,868.33.

•	An interim dividend on 2011 earnings was paid and settled on July 8, 2011 for a gross amount of €0.10 per share (€0.081 net).

•

The second capital increase charged to voluntary reserves under the “Dividend Option” program was carried out in October 2011. As a result, the Bank’s share capital increased by €38,422,617.94, through the issue and circulation of 78,413,506 shares with a par value of €0.49 each (see Note 27). The Bank also acquired 433,637,066 pre-emptive subscription rights, at the guaranteed fixed price of €0.10 gross each, for a total of €43,363,706.60.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

On December 20, 2011, the Board of Directors agreed to pay a second interim dividend on 2011 earnings for a gross amount of €0.10 (€0.079) per share. It was paid to the shareholders on January 10, 2012.

Dividends –

The aggregate amount of the interim dividends declared as of December 31, mentioned above, net of the amount collected by the BBVA Group companies, was €937 million and was recognized under the heading “Stockholders’ funds – Dividends and remuneration” in the accompanying consolidated balance sheet.

The provisional financial statement prepared by Banco Bilbao Vizcaya Argentaria, S.A. for 2011 in accordance with legal requirements evidenced the existence of sufficient earnings for the distribution of the amounts to the interim dividend, as follows:

	Millions of Euros
Available amount for interim dividend payments	May 31, 2011	November 30, 2011
Profit at each of the dates indicated, after the provision for income tax	976	1,969
Less –	—	—

Estimated provision for Legal Reserve	(6)	(40)
Acquisition by the bank of the free allotment rights in 2011 capital increase	(136)	(179)
Interim dividends for 2011 already paid	—	(455)

Maximum amount distributable	834	1,295

Amount of proposed interim dividend	455	490

BBVA cash balance available to the date	1,540	1,321

The table below shows the allocation of the Bank’s earnings for 2011 that the Board of Directors will submit to approval by the General Shareholders’ Meeting:

Millions of Euros
Allocation of Earnings	2011
Net income for year of 2011 (*)	1,428

Distribution:
Interim dividends	945
Acquisition by the bank of the free allotment rights(**)	179
Legal reserve	41
Voluntary reserves	263

(*)	Net income of BBVA, S.A. (Appendix I).
(**)	Concerning to the remuneration to shareholders who choose to be pay in cash at the “Dividend Option”.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

5. Earnings per share

According to the criteria established by IAS 33:

•

Basic earnings per share are determined by dividing the “Net income attributed to Parent Company” by the weighted average number of shares outstanding throughout the year, excluding the average number of treasury sales held over the year.

•

Diluted earnings per share are calculated by using a method similar to that used to calculate basic earnings per share; the weighted average number of shares outstanding, and the net income attributed to the parent company if appropriate, is adjusted to take into account the potential dilutive effect of certain financial instruments that could generate the issue of new Bank shares (share option commitments with employees, warrants on parent company shares, convertible debt instruments) or for discontinued operations.

The following transactions were carried out in 2011, 2010 and 2009 with an impact in the calculation of basic and diluted earnings per share:

•

In 2011 and 2010 the Bank has carried out capital increases with pre-emptive subscription rights for former shareholders (see Note 27). According to IAS 33, when calculating the basic and diluted earnings per share all the years prior to the exercise of the rights must be taken into account, and a corrective factor applied to the denominator (the weighted average number of shares outstanding) only in the case of capital increases other than those for conversion of securities into shares. This corrective factor is the result of dividing the fair value per share immediately before the exercise of rights by the theoretical ex-rights fair value per share. For these purposes the basic and diluted earnings per share have been recalculated for 2010 and 2009 as in the following table.

•	In 2009 and 2011 the Bank issued subordinated securities that were mandatory convertible into ordinary newly issued BBVA shares.

•

In 2009 the Bank issued subordinated securities that were mandatory convertible into ordinary newly issued BBVA shares amounting to €2,000 million. At its meeting on June 22, 2011, the Board of Directors of BBVA agreed to convert all these bonds dated July 15, 2011 (see Note 27).

•	On December 30, 2011, the Bank issued subordinate securities that were mandatory convertible into ordinary newly issued BBVA shares amounting to €3,430 million (see Note 23.4).

Since the conversion of both bond issues is mandatory on the date of their final maturity, in accordance with the IAS 33 criteria the following adjustments must be applied to both the calculation of the diluted earnings per share as well as the basic earnings per share:

•	In the numerator, the net income attributed to the parent company is increased by the amount of the annual coupon of the subordinated convertible bond.

•	In the denominator, the weighted average number of shares outstanding is increased by the estimated number of shares after the conversion.

Thus, as can be seen in the following table, for 2011, 2010 and 2009 the figures for basic earnings per share and diluted earnings per share are the same, as the dilution effect of the mandatory conversion must also be applied to the calculation of the basic earnings per share.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The calculation of earnings per share in 2011, 2010 and 2009 is as follows:

Basic and Diluted Earnings per Share	2011	2010 (*)	2009 (*)
Numerator for basic and diluted earnings per share (millions of euros)
Net income attributed to parent company	3,004	4,606	4,210
Adjustment: Mandatory convertible bonds interest expenses	38	70	18

Net income adjusted (millions of euros) (A)	3,042	4,676	4,228

Denominator for basic earnings per share (number of shares outstanding)
Weighted average number of shares outstanding (1)	4,635	3,762	3,719
Weighted average number of shares outstanding x corrective factor (2)	—	3,876	3,925
Adjustment: Average number of estimated shares to be converted	134	221	39
Adjusted number of shares (B)	4,769	4,097	3,964

Basic earnings per share (Euros per share)A/B	0.64	1.14	1.07

Diluted earnings per share (Euros per share)A/B	0.64	1.14	1.07

(1)	‘Weighted average number of shares outstanding (millions of euros), excluded weighted average of treasury shares during the period
(2)	Corrective factor, due to the capital increase with pre-emptive subscription right, applied for the previous years.
(*)	Data recalculated due to the mentioned corrective factor.

As of December 31, 2011, 2010 and 2009, except for the aforementioned convertible bonds, there were no other financial instruments, share option commitments with employees or discontinued transactions that could potentially affect the calculation of the diluted earnings per share for the years presented.

6. Bases and methodology for business segment reporting

Business segment reporting represents a basic tool in the oversight and management of the BBVA Group’s various activities. The Group compiles reporting information on as disaggregated a level as possible, and all data relating to the businesses these units manage is recognized in full. These disaggregated units are then amalgamated in accordance with the organizational structure preordained by the Group management into higher level units and, ultimately, the business segments themselves. Similarly, all the incorporated entities making up the BBVA Group are also assigned to the different business segments according to the geographical areas where they carry out their activity.

Once the composition of each of the business areas in the BBVA Group has been defined, certain management criteria are applied, noteworthy among which are the following:

•

Capital base: Capital is allocated to each business based on capital at risk (CaR) criteria, in turn predicated on unexpected loss at a specific confidence level, determined as a function of the Group’s target capital ratio.

This target solvency level is set on two different scales: strict capital (which conditions the capital provision that is the basis for calculating the return on equity in each business) the second level is total capital (which determines the additional allocation in terms of subordinated debt and

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

preferred securities). The calculation of the CaR combines credit risk, market risk, structural risk associated with the balance sheet, equity positions, operational risk, fixed assets risks and technical risks in the case of insurance companies. Internal models were used that have been defined following the guidelines and requirements established under the Basel II Capital Accord, with economic criteria prevailing over regulatory ones.

Due to its sensitivity to risk, CaR is an element linked to management policies of the different Group businesses. It makes the capital allocation between them objective and standard, in accordance with the risks incurred, and makes it easier to compare the profitability of the different businesses. In addition, as the CaR is calculated in a way that is standard and integrated for all kinds of risks and for each operation, balance or risk position, the risk-adjusted return can be determined for each business and an aggregate calculated for the return by customer, product, segment, unit or business area.

•

Internal transfer prices: The calculation of the net interest income of each business is performed by applying the internal transfer rates to both the asset and liability entries. These rates are made up by a market rate (based on the review period for the transaction) and a liquidity premium.

In 2010, the liquidity squeeze in domestic and international financial markets made access to financing by Spanish credit institutions more expensive. BBVA was no exception to the rising cost. As a result, since January 2011 and retroactively for 2010 data, the liquidity premium allocated to the business areas through the reference internal rate system has been modified upwards so that it better reflects the situation of the financial markets. The allocation of profits across business generation and distribution units (e.g., in asset management products) is performed at market prices.

•

Allocation of operating expenses: Both direct and indirect expenses are allocated to the business areas, except for those items for which there is no clearly defined or close link with the businesses, as they represent corporate or institutional expenses incurred on behalf of the overall Group.

•	Cross-selling: On certain occasions, adjustments are made to eliminate overlap accounted for in the results of two or more units as result of cross-selling focus.

Description of the BBVA Group’s business segments

Following the acquisition of the stake in the Turkish bank Garanti and its consolidation, started on March 2011, into the accompanying financial statements of the Group, BBVA is beginning to have a relevant presence, in terms of both the balance sheet and income, in Europe and Asia. Furthermore, since the start of the international financial crisis, the importance of geographical location of businesses in order to obtain a better perception of the risks and a better estimate for future growth capacity has been made evident. Finally, new regulations recommend local management of structural risks as a way of avoiding possible contagion between the financial systems of different countries. As a result of the above, in 2011 the Group’s businesses have been restructured into the following business areas:

•	Spain: This includes:

•	Retail Network, including the segments of individual customers, private banking, small companies and businesses in the domestic market.

•	Corporate and Business Banking (CBB), which manages the SME, companies and corporations, public institutions and developer segments.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

•	Corporate and Investment Banking (C&IB), responsible for business with large corporations and multinationals.

•	Global Markets (GM), which covers treasury and distribution activities on the Spanish market.

•	Other units, including BBVA Seguros and Asset Management (AM), which manages Spanish mutual fund and pension funds.

•

Eurasia: This groups together the activity carried out in the rest of Europe and Asia and that in 2010 reported under Spain and Portugal (BBVA Portugal, Consumer Finance Italy and Portugal and the retail business of the branches in Paris, London and Brussels), or under Wholesale Banking & Asset Management (WB&AM). Corporate and Investment Banking, Markets, CNCB and CIFH. It also includes the holding in Garanti.

•	Mexico: Includes the banking, pensions and insurance businesses in the country.

•	United States: Includes the BBVA Group’s business in the United States and in the Commonwealth of Puerto Rico.

•	South America: Includes the banking, pensions and insurance businesses in South America.

Finally, the Corporate Activities segment covers all those that are not imputed to the business segments. Basically, it records costs from head offices with a strictly corporate function and makes allocations to corporate and miscellaneous provisions, such as early retirement. It also includes the Financial Management unit, which performs management functions for the Group as a whole, essentially management of asset and liability positions in euro-denominated interest rates and in exchange rates, as well as liquidity and capital management functions, the Industrial and Financial Holdings unit and the Group’s non-international real-estate businesses. The management of structural interest-rate risks in currencies other than the euro is located in the corresponding business areas.

The breakdown of the BBVA Group’s total assets by business segments as of December 31, 2011, 2010 and 2009 is as follows:

	Millions of Euros
Total Assets by Business Areas	2011	2010	2009
Spain	309,912	297,642	294,843
Eurasia	53,398	45,975	48,402
Mexico	74,283	75,152	62,855
South America	63,444	51,671	44,378
The United States	55,413	57,575	77,676

Subtotal Assets by Business areas	556,450	528,015	528,154

Corporate Activities	41,238	24,723	6,911

Total Assets BBVA Group	597,688	552,738	535,065

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The net income and main data in the consolidated income statements for 2011, 2010 and 2009 by business segment is as follows.

		Millions of Euros
		Business Areas
Main Results by Business Segments	BBVA Group	Spain	Eurasia	Mexico	South America	United States	Corporate Activities
2011
Net interest income	13,160	4,399	801	3,827	3,164	1,590	(621)
Gross income	20,566	6,357	1,952	5,550	4,457	2,277	(27)
Net operating income (*)	10,615	3,556	1,307	3,539	2,415	786	(987)
Income before tax	3,770	1,914	1,170	2,299	1,877	(1,061)	(2,430)

Net income	3,004	1,363	1,027	1,741	1,007	(722)	(1,413)

2010
Net interest income	13,320	4,878	345	3,688	2,495	1,794	121
Gross income	20,910	7,055	1,080	5,496	3,797	2,551	932
Net operating income (*)	11,942	4,240	785	3,597	2,129	1,034	158
Income before tax	6,422	3,160	675	2,281	1,670	309	(1,673)

Net income	4,606	2,255	588	1,707	889	239	(1,072)

2009
Net interest income	13,882	5,571	387	3,307	2,566	1,679	372
Gross income	20,666	7,875	953	4,870	3,637	2,412	919
Net operating income (*)	12,307	5,031	675	3,316	2,058	1,047	180
Income before tax	5,735	3,890	611	1,770	1,575	(1,428)	(683)

Net income	4,210	2,801	473	1,357	780	(950)	(251)

(*) Gross Income less Administrative Cost and Amortization

The accompanying Management Report (see Chapter 5) presents the income statement in more detail, as well as the main figures in the balance sheet by business segment (both by geographical areas and business or product), and also indicates the capital assigned, basic ratios and an analysis of the activity of each area in 2011.

7. Risk management

Financial institutions that deal in financial instruments must assume or transfer one or more types of risk in their transactions. The main risks associated with financial instruments are:

•

Credit risk: This arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party.

•	Market risk: This is originated by the likelihood of losses in the value of the positions held as a result of changes in the market prices of financial instruments. It includes three types of risks:

•	Interest-rate risk: This arises from variations in market interest rates.

•	Currency risk: This is the risk resulting from variations in foreign-currency exchange rates.

•

Price risk: This is the risk resulting from variations in market prices, either due to factors specific to the instrument itself, or alternatively to factors which affect all the instruments traded on a specific market.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

•

Liquidity risk: This arises from the possibility that a company cannot meet its payment commitments, or to do so must resort to borrowing funds under onerous conditions, or risking its image and the reputation of the entity.

Principles and policies –

The aim of the Global Risk Management (GRM) function is to preserve the BBVA Group’s solvency, help define its strategy with respect to risk and assume and facilitate the development of its businesses. Its activity is governed by the following principles:

–	The risk management function is single, independent and global.

–

The risks assumed by the Group must be compatible with the capital adequacy target and must be identified, measured and assessed. Risk monitoring and management procedures and sound mechanisms of control and mitigation systems must likewise be in place.

–	All risks must be managed integrally during their life cycle, and be treated differently depending on their nature and with active portfolio management based on a common measure (economic capital).

–

It is each business area’s responsibility to propose and maintain its own risk profile, within its autonomy in the corporate action framework (defined as the set of risk control policies and procedures defined by the Group), using an appropriate risk infrastructure to control their risks.

–

The infrastructures created for risk control must be equipped with means (in terms of people, tools, databases, information systems and procedures) that are sufficient for their purpose, so that there is a clear definition of roles and responsibilities, thus ensuring efficient assignment of resources among the corporate area and the risk units in business areas.

In the light of these principles, the BBVA Group has developed an integrated risk management system that is structured around three main components: a corporate risk governance scheme (with suitable segregation of duties and responsibilities); a set of tools, circuits and procedures that constitute the various risk management regimes; and an internal control system that is appropriate to the nature and size of the risks assumed.

Corporate governance system –

The BBVA Group has developed a system of corporate governance that is in line with the best international practices and adapted it to the requirements of the regulators in the country in which its different units operate.

With respect to the risks assumed by the Group, the Board of Directors of the Bank is responsible for establishing the general principles that define the risk objectives profile of the entities, approving the management policies for control and management of these risks and ensuring regular monitoring of the internal systems of risk information and control. The Board is supported in this function by the Standing Committee and the Risk Committee. The main mission of the latter is to assist the Board in carrying out its functions associated with risk control and management.

According to Article 36 of the Board Regulations, the Risk Committee is assigned the following duties for these purposes:

–	To analyze and evaluate proposals related to the Group’s risk management and oversight policies and strategies.

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–	To monitor the extent to which the risks actually assumed match the established risk profiles.

–

To assess and approve, where applicable, any transactions whose size could compromise the Group’s capital adequacy or recurrent earnings, or that present significant potential operational or reputational risks.

–	To ensure that the Group possesses the means, systems, structures and resources in accordance with best practices to develop its risk management strategy.

The risk management and control function is distributed among the risk units within the business areas and the Corporate Risk Area, which defines global policy and strategies. The risk units in the business areas propose and manage the risk profiles within their area of autonomy, though they always respect the corporate framework for action.

The Corporate Risk Area combines a vision by risk type with a global vision. It is divided into five units, as follows:

–	Corporate Risk Management: Responsible for the management and control of credit, market, technical, structural, real estate and non-banking risks.

–	Validation & Control: Manages the internal control and operational risk systems, the internal validation of the measurement models and the acceptance of new risks.

–	Technology & Methodologies: Responsible for the management of the technological and methodological developments required for risk management in the Group.

–

Technical Secretariat: Undertakes technical tests of the proposals made to the Risk Management Committee and the Risk Committee; prepares and promotes the regulations applicable to social and environmental risk management.

This structure gives the Corporate Risk Area reasonable security with respect to:

–	integration, control and management of all the Group’s risks;

–	the application throughout the Group of standard principles, policies and metrics; and

–	the necessary knowledge of each geographical area and each business.

This organizational scheme is complemented by various committees, which include the following:

–

The Global Internal Control and Operational Risk Committee: Its task is to undertake a review at both Group and business unit level of the control environment and the effectiveness of the operational risk internal control and management systems; as well as to monitor and analyze the main operational risks the Group is subject to, including those that are cross-cutting in nature. This committee is therefore the highest operational risk management body in the Group.

–

The Risk Management Committee: This committee is made up of the risk managers from the risk units located in the business areas and the managers of the Corporate Risk Area units. Among its responsibilities are the following: establishing the Group’s risk strategy (especially as regards policies and structure of this function in the Group), presenting its proposal to the appropriate governing bodies for their approval, monitoring the management and control of risks in the Group and adopting any actions necessary.

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–

The Risk Management Committee: Made up of the corporate directors of the Group’s risk unit and those responsible for risks in the different countries and business areas. It reviews the Group’s risk strategy and the general implementation of the main risk projects and initiatives in the business areas.

–

The Risk Management Committee: Its permanent members are the Global Risk Management director, the Corporate Risk Management director and the Technical Secretariat. The other committee members propose the operations that are analyzed in its working sessions. The committee analyzes and, if appropriate, authorizes, financial programs and operations within its scope and submits the proposals whose amounts exceed the set limits to the Risks Committee, when its opinion on them is favorable.

–

The Assets and Liabilities Committee (ALCO): The committee is responsible for actively managing structural interest rate and foreign exchange risk positions, global liquidity and the Group’s capital resources.

–

The Technology and Methodologies Committee: The committee decides on the effectiveness of the models and infrastructures developed to manage and control risks that are integrated in the business areas, within the framework of the operational model of Global Risk Management.

–

The New Products Committee: The committee’s functions are to assess and, if appropriate, to approve the characteristics of new products before they are put on the market; to undertake subsequent control and monitoring for newly authorized products; and to foster business in an orderly way to enable it to develop in a controlled environment.

Tools, circuits and procedures –

The BBVA Group has an established integrated risk management system that meets the needs derived from different types of risk to which it is subject. It is set out in a number of manuals. These manuals provide the measuring tools for the acceptance, assessment and monitoring of risks, define the circuits and procedures applicable to operations by entities and the criteria for their management.

The BBVA Group’s main activities with respect to the management and control of its risks are as follows:

–	Calculation of exposure to risks of the different portfolios, taking into account any possible mitigating factors (guarantees, balance netting, collaterals, etc.).

–	Calculation of the probabilities of default (hereinafter, “PD”).

–	Estimation of the foreseeable losses in each portfolio, assigning a PD to new operations (rating and scoring).

–	Measurement of the risk values of the portfolios in different scenarios through historical simulations.

–	Establishment of limits to potential losses according to the different risks incurred.

–	Determination of the possible impacts of structural risks on the Group’s consolidated income statement.

–	Determination of limits and alerts to guarantee the Group’s liquidity.

–	Identification and quantification of operational risks by business lines to make their mitigation easier through the appropriate corrective actions.

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–	Definition of the effective circuits and procedures to achieve established objectives, etc.

Internal control system –

The BBVA Group’s internal control system is based on the best practices developed in “Enterprise Risk Management – Integrated Framework” by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as well as in “Framework for Internal Control Systems in Banking Organizations” by the Bank for International Settlements (BIS).

The Group’s system for internal control is therefore part of the Integral Risk Management Framework. This is the system within the Group that involves its Board of Directors, management and its entire staff. It is designed to identify and manage risks facing the Group entities in such a way as to ensure that the business targets established by the Group’s management are met. The Integrated Risk Management Framework is made up of specialized units (Risks, Compliance, Global Accounting and Management Information, and Legal Services), and the Internal Control, Operational Risk and Internal Audit functions.

Among the principles underpinning the Internal Control system are the following:

–	Its core element is the “process.”

–

The form in which the risks are identified, assessed and mitigated must be unique for each process; and the systems, tools and information flows that support the internal control and operational risk activities must be unique, or at least be administered fully by a single unit.

–

The responsibility for internal control lies with the Group’s business units, and at a lower level, with each of the entities that make them up. Each business unit’s Internal Control and Operational Risk Management is responsible for implementing the system of control within its scope of responsibility and managing the existing risk by proposing any improvements to processes it considers appropriate.

–	Given that some business units have a global scope of responsibility, there are cross-cutting control functions which supplement the control mechanisms mentioned earlier.

–

The Internal Control and Operational Risk Committee in each business unit is responsible for approving suitable mitigation plans for each existing risk or weakness. This committee structure culminates at the Group’s Global Internal Control and Operational Risk Committee.

–	The specialized units promote policies and draw up internal regulations. It is the responsibility of the Corporate Risk Area to develop them further and apply them.

Risk concentrations –

In the trading area, limits are approved each year by the Board of Directors’ Risk Committee on exposures to trading, structural interest rate, structural exchange rate, equity and liquidity; this applies both to the banking entities and to the asset management, pension and insurance businesses. These limits factor in many variables, including economic capital and earnings volatility criteria, and are reinforced with alert triggers and a stop-loss scheme.

In relation to credit risk, maximum exposure limits are set by customer and country; generic limits are also set for maximum exposure to specific operations or products. Limits are allocated based on iso-risk curves, determined as the sum of maximum foreseeable losses and economic capital, and its ratings-based equivalence in terms of gross nominal exposure.

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There is a threshold in terms of a maximum risk concentration level of 10% of Group equity: up to this level the authorization of new risks requires in-depth knowledge of the client, and the markets and sectors in which it operates.

For retail portfolios, potential concentrations of risk in geographical areas or certain risk profiles are analyzed in relation to overall risk and earnings volatility; where appropriate, the mitigating measures considered most appropriate are established.

7.1 Credit risk

7.1.1 Maximum credit risk exposure

The BBVA Group’s maximum credit risk exposure by headings in the balance sheet as of December 31, 2011, 2010 and 2009, is given below. It does not recognize the availability of collateral or other credit enhancements to guarantee compliance with payment obligations. The details are broken down by financial instrument and counterparties.

In the case of financial assets recognized in the consolidated balance sheets, exposure to credit risk is considered equal to its gross accounting value, not including valuation adjustments (impairment losses, uncollected interest payments, derivatives and others), with the sole exception of trading and hedging derivatives.

The maximum exposure to credit risk on financial guarantees granted is the maximum that the Group would be liable for if these guarantees were called in, and that is their carrying amount.

The information on trading and hedging derivatives set out in the next table is a better reflection of the maximum credit risk exposure than the amounts shown on the consolidated balance sheet because it does not only include the market value on the date of the transactions (the carrying amount only shows this figure); it also estimates the potential risk of these transactions on their due date.

However, credit risk originating from the derivatives in which the Group operates is mitigated through the contractual rights existing for offsetting accounts at the time of their settlement. This has reduced the Group’s exposure to credit risk to €37,817 million as of December 31, 2011 (€27,933 million and €27,026 million as of December 31, 2010 and 2009, respectively).

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

		Millions of Euros
Maximum Credit Risk Exposure	Notes	2011	2010	2009
Financial assets held for trading		20,975	24,358	34,672
Debt securities	10	20,975	24,358	34,672
Government		17,989	20,397	31,290
Credit institutions		1,882	2,274	1,384
Other sectors		1,104	1,687	1,998
Other financial assets designated at fair value through profit or loss		708	691	639
Debt securities	11	708	691	639
Government		129	70	60
Credit institutions		44	87	83
Other sectors		535	535	496
Available-for-sale financial assets		52,008	50,602	57,067
Debt securities	12	52,008	50,602	57,067
Government		35,801	33,074	38,345
Credit institutions		7,137	11,235	12,646
Other sectors		9,070	6,293	6,076
Loans and receivables		388,949	373,037	353,741
Loans and advances to credit institutions	13.1	26,013	23,604	22,200
Loans and advances to customers	13.2	359,855	347,210	331,087
Government		35,090	31,224	26,219
Agriculture		4,841	3,977	3,924
Industry		37,217	36,578	42,799
Real estate and construction		50,989	55,854	55,766
Trade and finance		55,748	53,830	48,936
Loans to individuals		139,063	135,868	126,488
Other		36,907	29,879	26,955
Debt securities	13.3	3,081	2,223	454
Government		2,128	2,040	342
Credit institutions		631	6	4
Other sectors		322	177	108
Held-to-maturity investments	14	10,955	9,946	5,438
Government		9,896	8,792	4,064
Credit institutions		451	552	754
Other sectors		608	602	620
Derivatives (trading and hedging)		58,683	44,762	42,836

Subtotal		532,278	503,396	494,393

Valuation adjustments		594	299	436

Total Financial Assets Risk		532,872	503,695	494,829

Financial guarantees		39,904	36,441	33,185
Drawable by third parties		88,978	86,790	84,925
Government		3,143	4,135	4,567
Credit institutions		2,417	2,303	2,257
Other sectors		83,419	80,352	78,101
Other contingent risks		4,787	3,784	7,398

Total Contingent Risks and Commitments	34	133,670	127,015	125,508

Total Maximum Credit Exposure		666,542	630,710	620,337

The amount of financial assets that would be irregular if their conditions had not been renegotiated is not significant with respect to the BBVA Group’s total loans and receivables as of December 31, 2011.

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7.1.2 Mitigation of credit risk, collateralized credit risk and other credit enhancements

In most cases, maximum exposure to credit risk is reduced by collateral, credit enhancements and other actions which mitigate the Group’s exposure. The BBVA Group applies a credit risk hedging and mitigation policy deriving from a banking approach focused on relationship banking. The existence of guarantees could be a necessary but not sufficient instrument for accepting risks, as the assumption of risks by the Group requires the prior verification of the debtor’s capacity for repayment, or that the debtor can generate sufficient resources to allow the amortization of the risk incurred under the agreed terms.

The policy of accepting risks is therefore organized into three different levels in the BBVA Group:

–	Analysis of the financial risk of the operation, based on the debtor’s capacity for repayment or generation of funds;

–	The constitution of guarantees that are adequate, or at any rate generally accepted, for the risk assumed; monetary, secured, personal or hedge guarantees; and finally,

–	Assessment of the repayment risk (asset liquidity) of the guarantees received.

The procedures for the management and valuation of collaterals are set out in the Internal Manuals on Credit Risk Management Policies (retail and wholesale), which establish the basic principles for credit risk management, including the management of collateral assigned in transactions with customers.

The methods used to value the collateral are in line with the best market practices and imply the use of appraisal of real-estate collateral, the market price in market securities, the trading price of shares in mutual funds, etc. All collaterals assigned must be properly drawn up and entered in the corresponding register. They must also have the approval of the Group’s legal units.

The following is a description of the main types of collateral for each financial instrument class:

•	Financial instruments held for trading: The guarantees or credit enhancements obtained directly from the issuer or counterparty are implicit in the clauses of the instrument.

•

Trading and hedging derivatives: In derivatives, credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are offset for their net balance. There may likewise be other kinds of guarantees, depending on counterparty solvency and the nature of the transaction.

The BBVA Group has a broad range of credit derivatives. These contracts allow it to buy or sell protection against a share or index. The Group uses credit derivatives to mitigate credit risk in its loan book and other cash positions and to cover risks assumed in market transactions with other clients and counterparties.

Credit derivatives may follow different payment and netting agreements, under the rules of the International Swaps and Derivatives Association (ISDA). The triggers to the agreement include the bankruptcy of the credit institution in question, swiftly accumulating indebtedness, default, restructuring or the winding up of the entity.

•

Other financial assets and liabilities designated at fair value through profit or loss and Available-for-sale financial assets: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

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•	Loans and receivables:

•	Loans and advances to credit institutions: These usually only have the counterparty’s personal guarantee.

•

Loans and advances to customers: Most of these operations are backed by personal guarantees extended by the counterparty. There may also be collateral to secure loans and advances to customers (such as mortgages, cash guarantees, pledged securities and other collateral), or to obtain other credit enhancements (bonds, hedging, etc.).

•	Debt securities: Guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

•	Held-to-maturity investments: Guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

•	Financial guarantees, other contingent risks and drawable by third parties: These have the counterparty’s personal guarantee.

The Group’s collateralized credit risk as of December 31, 2011, 2010 and 2009, excluding balances deemed impaired, is broken down in the table below:

	Millions of Euros
Collateralized Credit Risk	2011	2010	2009
Mortgage loans	130,703	132,628	127,957
Operating assets mortgage loans	3,732	3,638	4,050
Home mortgages	109,199	108,224	99,493
Non-home mortgages	17,772	20,766	24,414
Secured loans, except mortgage	29,353	18,154	20,917
Cash guarantees	332	281	231
Secured loan (pledged securities)	590	563	692
Rest of secured loans	28,431	17,310	19,994

Total	160,056	150,782	148,874

As of December 31, 2011, in relation to mortgages, the average weighted amount pending loan amortization was 52% of the collateral pledged (53% as of December 31, 2010 and 54% as of December 31, 2009).

7.1.3 Credit quality of financial assets that are neither past due nor impaired

The BBVA Group has tools (“scoring” and “rating”) that enable it to rank the credit quality of its operations and customers based on an assessment and its correspondence with the probability of default (“PD”) scales. To analyze the performance of PD, the Group has a series of tracking tools and historical databases that collect the pertinent information generated internally, which can basically be grouped together in scoring and rating models.

•	Scoring

Scoring is a decision-making model that contributes to both the arrangement and management of retail loans: consumer loans, mortgages, credit cards for individuals, etc. Scoring is the tool used to decide to whom a loan should be assigned, what amount should be assigned and what strategies can help

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establish the price, because it is an algorithm that sorts transactions by their credit quality. This algorithm enables the BBVA Group to assign a score to each transaction requested by a customer, on the basis of a series of objective characteristics that have statistically been shown to discriminate between the quality and risk of this type of transactions. The advantage of scoring lies in its simplicity and homogeneity: all that is needed is a series of objective data for each customer, and this data is analyzed automatically using an algorithm.

There are three types of scoring, based on the information used and on its purpose:

–

Reactive scoring: measures the risk of a transaction requested by an individual using variables relating to the requested transaction and to the customer’s socio-economic data available at the time of the request. The new transaction is approved or rejected depending on the score given.

–

Behavioral scoring: scores transactions for a given product in an outstanding risk portfolio of the entity, enabling the credit rating to be tracked and the customer’s needs to be anticipated. It uses transaction and customer variables available internally. Specifically, variables that refer to the behavior of both the product and the customer.

–

Proactive scoring: gives a score at customer level using variables related to the individual’s general behavior with the entity, and to his/her payment behavior in all the contracted products. The purpose is to track the customer’s credit quality and it is used to pre-grant new transactions.

•	Rating

Rating tools, as opposed to scoring tools, do not assess transactions but focus on the rating of customers instead: companies, corporations, SMEs, public authorities, etc. A rating tool is an instrument that, based on a detailed financial study, helps determine a customer’s ability to meet his/her financial obligations. The final rating is usually a combination of various factors: on the one hand, quantitative factors, and on the other hand, qualitative factors. It is a middle road between an individual analysis and a statistical analysis.

The main difference between ratings and scorings is that the latter are used to assess retail products, while ratings use a wholesale banking customer approach. Moreover, scorings only include objective variables, while ratings add qualitative information. And although both are based on statistical studies, adding a business view, rating tools give more weight to the business criterion compared to scoring tools.

For portfolios where the number of defaults is very low (sovereign risk, corporates, financial entities, etc.) the internal information is supplemented by “benchmarking” of the external rating agencies (Moody’s, Standard & Poor’s and Fitch). To this end, each year the PDs compiled by the rating agencies at each level of risk rating are compared, and the measurements compiled by the various agencies are mapped against those of the BBVA master rating scale.

Once the default probability of a transaction or customer has been calculated, a “business cycle adjustment” is carried out. This is a means of establishing a measure of risk that goes beyond the time of its calculation. The aim is to capture representative information of the behavior of portfolios over a complete economic cycle. This probability is linked to the Master Rating Scale prepared by the BBVA Group to enable uniform classification of the Group’s various asset risk portfolios.

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The table below shows the abridged scale used to classify the BBVA Group’s outstanding risk as of December 31, 2011:

Internal rating	Probability of default (basic points)
Reduced List (17 groups)	Average	Minimum from >=	Maximum
AAA	1	—	2
AA+	2	2	3
AA	3	3	4
AA-	4	4	5
A+	5	5	6
A	8	6	9
A-	10	9	11
BBB+	14	11	17
BBB	20	17	24
BBB-	31	24	39
BB+	51	39	67
BB	88	67	116
BB-	150	116	194
B+	255	194	335
B	441	335	581
B-	785	581	1,061
C	2,122	1,061	4,243

The table below outlines the distribution of exposure, including derivatives, by internal ratings, to corporates, financial entities and institutions (excluding sovereign risk), of the BBVA Group’s main entities as of December 31, 2011:

	2011
Credit Risk Distribution by Internal Rating	Amount (Millions of Euros)%
AAA/AA+/AA/AA-	47,047	18.42%
A+/A/A-	94,192	36.88%
BBB+	23,685	9.27%
BBB	10,328	4.04%
BBB-	10,128	3.97%
BB+	12,595	4.93%
BB	11,361	4.45%
BB-	14,695	5.75%
B+	10,554	4.13%
B	11,126	4.36%
B-	6,437	2.52%
CCC/CC	3,266	1.28%

Total	255,414	100.00%

From all the possible range of transactions/customers with a credit rating, and therefore with a probability of default, homogeneous probability levels are established to classify the portfolio. The

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

concentration of levels will be higher when more discrimination is needed and lower when discrimination is not so important. These levels represent the ratings needed to ensure proper classification of the portfolio.

These different values and their probability of default (PD) limits have been determined using as a reference the rating scales and default rates applied by the external agencies Standard & Poor’s and Moody’s. Thus, the PD levels for the BBVA Group’s Master Rating Scale are established. Although this scale is common to the entire Group, the calibrations (mapping scores to PD sections/Master Rating Scale levels) are carried out at tool level for each country in which the Group has tools available.

7.1.4 Policies for preventing excessive risk concentration

In order to prevent the build-up of excessive concentrations of credit risk at the individual, country and sector levels, the BBVA Group maintains maximum permitted risk concentration indices updated at individual and portfolio sector levels tied to the various observable variables within the field of credit risk management. The limit on the Group’s exposure or financial commitment to a specific customer therefore depends on the customer’s credit rating, the nature of the risks involved, and the Group’s presence in a given market, based on the following guidelines:

–	The aim is, as far as possible, to combine the customer’s credit needs (commercial/financial, short-term/long-term, etc.) with the interests of the Group.

–

Any legal limits that may exist concerning risk concentration are taken into account (relationship between risks with a customer and the capital of the entity that assumes them), the markets, the macroeconomic situation, etc.

–

To undertake a proper management of risk concentration, and if necessary generate actions on such risks, a number of different levels of monitoring have been established according to the amount of global risks maintained with the same customer. Any risk concentrations with the same customer or group may generate losses of more than €18 million are authorized and monitored by the Risk Committee of the Bank’s Board of Directors. In terms of exposure, this amount is equivalent to 10% of the BBVA Group’s eligible capital for a customer with an AAA credit rating and 1% for a customer with a BB credit rating.

7.1.5 Sovereign risk exposure

Sovereign risk management

The risk associated with the transactions involving sovereign risk is identified, measured, controlled and tracked by a centralized unit integrated in the BBVA Group’s Risk Area. Its basic functions involve the preparation of individual reports on the countries where sovereign risk exists (called “financial programs”), their tracking, the assignment of ratings associated with the analyzed countries and, in general, supporting the Group in terms of any request for information related to this type of operations. The risk policies established in the financial programs are approved by the relevant risk committees based on the delegation system established for decision-making by the Bank’s senior management.

The country risk area also tracks the countries on an ongoing basis in order to adapt its risk and mitigation policies to any macroeconomic and political changes that may occur. Moreover, it regularly updates its internal ratings and forecasts for the countries. The internal rating assignment methodology is based on the assessment of quantitative and qualitative parameters which are in line with those used by other significant entities, such as multilateral organizations (IMF, WB), rating agencies or export credit companies.

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Below is a breakdown, as of December 31, 2011, of the exposure of the financial instruments registered in the accompanying consolidated balance sheets by the type of counterparty in each country and according to the residence of the counterparty. It does not take into account valuation adjustments, impairment losses or loan-loss provisions:

	Millions of euros
	2011
Rosk Exposure by Countries	Soverign Risk (*)	Financial Institutions	Other Sectors	Total	%
Spain	56,473	6,883	178,068	241,424	51.1%
Turkey	3,414	220	8,822	12,456	2.6%
Portugal	120	7,381	3,566	11,067	2.3%
Italy	4,301	492	4,704	9,497	2.0%
United Kingdom	279	829	6,715	7,824	1.7%
France	619	1,903	3,038	5,561	1.2%
Germany	592	1,048	911	2,551	0.5%
Ireland	7	183	212	401	0.1%
Greece	109	5	32	146	0.0%
Rest of Europe	739	4,419	6,072	11,230	2.4%

Europe	66,654	23,363	212,141	302,157	63.9%

Mexico	22,875	5,508	31,110	59,493	12.6%
The United States	3,501	3,485	42,589	49,576	10.5%
Rest of countries	7,281	3,803	50,563	61,647	13.0%

Total Rest of countries	33,657	12,796	124,262	170,716	36.1%

Total Exposure to Financial Instruments	100,311	36,159	336,403	472,873	100.0%

(*)	In addition, as of December 31, 2011, undrawn lines of credit, granted mainly to Spanish public authorities, amounted to €3,525 million.

The exposure to sovereign risks shown in the above table is basically due to the positions held in government debt securities in countries in which the Group operates. They are used for the management by ALCO of the interest-rate risk on the balance sheet of the Group’s entities in these countries, as well as for hedging by insurance companies within the BBVA Group of pension and insurance commitments.

Sovereign risk exposure in Europe

The European sovereign debt crisis deepened in 2011. Contagion of the financial tension during the year increased: first, to countries on the European periphery that were not subject to bailout programs, such as Italy and Spain; then, as doubts increased about the capacity of governments in the euro zone to resolve the crisis, even some core countries in Europe with sound finances were affected by this tension.

As for the sovereign risk of European countries, despite the agreements reached at the European summit held at the end of July, sovereign debt markets, including those in Spain, and especially Italy, continue to be subject to intense pressure.

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On December 8, 2011, figures were published on the exposure of the BBVA Group’s credit institutions to European sovereign risk as of September 30, 2011. The publication was part of the exercise carried out by the European Banking Authority (EBA) (see Note 33) to assess the minimum capital levels of European banking groups, as defined in the European Union’s Capital Requirement Directive (CRD). As of December 31, 2011, the breakdown by types of financial instruments of the total exposure faced by the Group’s credit institutions to sovereign risks in European countries, disregarding any valuation adjustments, impairment losses or loan-loss provisions, has been as follows:

	Millions of euros
	2011
	Debt securities			Loans and Receivables	Derivatives		Total	%
Exposure to Sovereign Risk by European Union Countries	Financial Assets Held-for- Trading	Available-for- Sale Financial Assets	Held-to- Maturity Investments		Direct Exposure	Indirect Exposure
Spain	4,366	15,225	6,520	26,637	96	—	52,844	89.1%
Italy	350	634	2,956	184	—	(23)	4,101	6.9%
France	338	12	254	—	—	(3)	601	1.0%
Germany	513	6	69	—	(3)	(2)	583	1.0%
Portugal	39	11	13	216	—	(1)	278	0.5%
United Kingdom	—	120	—	—	(3)	—	117	0.2%
Greece	—	10	84	15	—	(8)	101	0.2%
Hungary	—	53	—	—	—	—	53	0.1%
Ireland	—	7	—	—	—	1	8	0.0%
Rest of Europe	155	351	—	130	—	2	638	1.1%

Total Exposure to Sovereign Counterparties (European Union)	5,761	16,429	9,896	27,182	89	(34)	59,323	100.0%

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In the above table, derivatives, which include Credit Derivative Swaps (CDS), are reflected at their fair value as of December 31, 2011. The breakdown of the notional value of the CDS in which the Group’s credit institutions act as sellers or buyers of protection against sovereign risks in European countries is as follows:

	Millions of euros
	2011
	Credit derivates (CDS) and other contracts in which the Group act as a protection seller		Credit derivates (CDS) and other contracts in which the Group act as a protection buyer
Exposure to Sovereign Risk by European Countries	Notional Value	Fair Value	Notional Value	Fair Value
Spain	20	2	20	(2)
Italy	283	38	465	(61)
Germany	182	4	184	(6)
France	102	3	123	(6)
Portugal	85	21	93	(22)
United Kingdom	20	2	20	(2)
Greece	53	25	66	(33)
Hungary	—	—	2	(0)
Ireland	82	10	82	(9)
Rest of Europe	294	31	329	(29)

Total exposure to Sovereign Counterparties	1,119	136	1,382	(170)

The main counterparties of these CDS are credit institutions with a high credit quality. The CDS contracts are market standards with the normal clauses defining events that trigger payment.

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As can be seen in the above tables, exposure to sovereign risk in Europe is concentrated in Spain and Italy. As of December 31, 2011, the breakdown of total exposure faced by the Group’s credit institutions to these countries, by maturity of the financial instruments, is as follows:

	Millions of euros
	2011
	Debt securities			Loans and Receivables	Derivatives		Total	%
Maturities of sovereign risks European Union	Financial Assets Held-for- Trading	Available-for- Sale Financial Assets	Held-to- Maturity Investments		Direct Exposure	Indirect Exposure
Spain
Up to 1 Year	2,737	779	36	9,168	1	—	12,721	21.4%
1 to 5 Years	1,025	11,630	1,078	4,265	67	—	18,065	30.5%
Over 5 Years	604	2,816	5,406	13,204	27	—	22,057	37.2%
Italy
Up to 1 Year	172	22	3	89	—	—	286	0.5%
1 to 5 Years	73	34	2,378	20	—	(18)	2,487	4.2%
Over 5 Years	105	578	575	75	—	(4)	1,329	2.2%
Rest of Europe
Up to 1 Year	512	197	69	281	3	(1)	1,061	1.8%
1 to 5 Years	224	233	61	18	(1)	1	536	0.9%
Over 5 Years	309	140	290	62	(8)	(11)	782	1.3%

Total Exposure to European Union Sovereign Counterparties	5,761	16,429	9,896	27,182	89	(34)	59,323	100.0%

Valuation and impairment methods

The valuation methods used to assess the instruments that are subject to sovereign risks are the same ones used for other instruments included in the same portfolios. They are detailed in Note 8 of these Financial Statements, taking into account the exceptional circumstances that have taken place over the last two years in connection with the sovereign debt crisis in Europe.

Specifically, the fair value of sovereign debt securities of European countries has been considered equivalent to their listed price in active markets (Level 1 as defined in Note 8), except for Greek sovereign debt securities.

With regard to sovereign debt securities issued by Greece, owing to its economic situation and considering the various agreements reached at the summits of European leaders on the plan for restructuring Greek debt, the Group has recognized impairment losses on these assets for a total amount of €81 million, applying an expected loss of 50% of the nominal value of the Greek debt, irrespective of its maturity. This impairment has been estimated by considering the recommendations issued by the European Securities and Markets Authority (ESMA). These impairment losses are charged to the consolidated income statement for 2011.

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Reclassification of securities between portfolios

Note 14 describes the reclassification carried out in the third quarter of 2011, in accordance with IFRS-7, amounting to €1,817 million in sovereign debt securities issued by Italy, Greece and Portugal from the heading “Available-for-sale financial assets” to the heading “Held-to-maturity investments” of the consolidated balance sheet.

7.1.6 Financial assets past due but not impaired

The table below provides details of financial assets past due as of December 31, 2011, 2010 and 2009, but not considered to be impaired, listed by their first past-due date:

	Millions of Euros
Financial Assets Past Due but Not Impaired 2011	Less than 1 Months Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
Loans and advances to credit institutions	—	—	—
Loans and advances to customers	1,998	392	366
Government	186	47	23
Other sectors	1,812	345	343
Debt securities	—	—	—

Total	1,998	392	366

	Millions of Euros
Financial Assets Past Due but Not Impaired 2010	Less than 1 Months Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
Loans and advances to credit institutions	—	—	—
Loans and advances to customers	1,082	311	277
Government	122	27	27
Other sectors	960	284	250
Debt securities	—	—	—

Total	1,082	311	277

	Millions of Euros
Financial Assets Past Due but Not Impaired 2009	Less than 1 Months Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
Loans and advances to credit institutions	—	—	—
Loans and advances to customers	2,653	336	311
Government	45	32	19
Other sectors	2,608	304	292
Debt securities	—	—	—

Total	2,653	336	311

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7.1.7 Impaired assets and impairment losses

The table below shows the composition of the impaired financial assets and risks as of December 31, 2011, 2010 and 2009, broken down by heading in the accompanying consolidated balance sheet:

Impaired Risks. Breakdown by Type of Asset and by Sector	Millions of Euros
	2011	2010	2009
Asset Instruments Impaired
Available-for-sale financial assets	125	140	212
Debt securities	125	140	212
Loans and receivables	15,685	15,472	15,311
Loans and advances to credit institutions	28	101	100
Loans and advances to customers	15,647	15,361	15,197
Debt securities	10	10	14

Total ‘Asset Instruments Impaired (1)	15,810	15,612	15,523

Contingent Risks Impaired
Contingent Risks Impaired (2)	219	324	405

Total impaired risks (1) + (2)	16,029	15,936	15,928

Of which:
Government	135	124	87
Credit institutions	84	129	172
Other sectors	15,590	15,360	15,264
Mortgage	9,639	8,627	7,932
With partial secured loans	83	159	37
Rest	5,868	6,574	7,295
Contingent Risks Impaired	219	324	405

Total impaired risks (1) + (2)	16,029	15,936	15,928

The changes in 2011, 2010 and 2009 in the impaired financial assets and contingent risks are as follows:

	Millions of Euros
Changes in Impaired Financial Assets and Contingent Risks	2011	2010	2009
Balance at the beginning	15,936	15,928	8,859

Additions (1)	13,045	13,207	17,298
Recoveries (2)	(9,079)	(9,138)	(6,524)
Net additions (1)+(2)	3,966	4,069	10,774
Transfers to write-off	(4,093)	(4,307)	(3,737)
Exchange differences and other	221	246	32

Balance at the end	16,029	15,936	15,928

Recoveries on entries (%)	70	69	38

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Below are details of the impaired financial assets as of December 31, 2011 and 2010, classified by geographical area and by the time since their oldest past-due amount or the period since they were deemed impaired:

	Millions of Euros
Impaired Assets by Geographic Area and Time Since Oldest Past-Due Amount 2011	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Spain	4,640	1,198	1,187	4,482	11,507
Rest of Europe	217	38	41	235	531
Mexico	809	141	130	199	1,280
South América	767	66	38	109	980
The United States	634	211	117	549	1,511
Rest of the world	—	—	—	1	1

Total	7,068	1,653	1,513	5,572	15,810

	Millions of Euros
Impaired Assets by Geographic Area and Time Since Oldest Past-Due Amount 2010	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Spain	5,279	1,064	798	4,544	11,685
Rest of Europe	106	24	24	55	209
Mexico	753	60	69	324	1,206
South América	720	51	31	74	876
The United States	1,110	84	111	331	1,636
Rest of the world	—	—	1	—	—

Total	7,968	1,284	1,034	5,327	15,612

Below are details of the impaired financial assets as on December 31, 2011 and 2010, classified by type of loan in accordance with its associated guarantee, and by the time since their oldest past-due amount or the period since they were deemed impaired:

	Millions of Euros
Impaired Assets by Type of Guarantees and Time Since Oldest Past-Due Amount 2011	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Unsecured loans	3,414	598	534	1,541	6,087
Mortgage	3,570	1,055	979	4,033	9,639
Residential mortgage	1,080	390	357	1,373	3,200
Commercial mortgage (rural properties in operation and offices, and industrial buildings)	630	210	160	795	1,795
Other than those currently use as a family residential property of the borrower	490	138	167	659	1,454
Plots and other real state assets	1,370	317	295	1,206	3,188
Other partially secured loans	83	—	—	—	83
Others	—	—	—	—	—

Total	7,067	1,653	1,513	5,574	15,810

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	Millions of Euros
Impaired Assets by Type of Guarantees and Time Since Oldest Past-Due Amount 2010	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Unsecured loans	4,309	338	271	1,710	6,628
Mortgage	3,301	946	763	3,617	8,627
Residential mortgage	629	304	271	1,472	2,676
Commercial mortgage (rural properties in operation and offices, and industrial buildings)	561	128	100	602	1,391
Rest of residential mortgage	701	132	99	593	1,525
Plots and other real state assets	1,410	382	293	950	3,035
Other partially secured loans	159	—	—	—	159
Others	198	—	—	—	198

Total	7,967	1,284	1,034	5,327	15,612

Below is the accumulated financial income accrued as of 31 December 2011, 2010 and 2009 with origin in the impaired assets that, as mentioned above in Note 2.2.1, are not recognized in the accompanying consolidated income statements as there are doubts as to the possibility of collection:

	Millions of Euros
	2011	2010	2009
Financial Income from Impaired Assets	1,908	1,717	1,485

As of December 31, 2011, 2010 and 2009, the non-performing loan and coverage ratios (see Glossary) of the transactions registered under the “Loans and advances to customers” and “Contingent risk” headings of the accompanying consolidated balance sheets were:

	Percentage (%)
BBVA Group Ratios	2011	2010	2009
NPA ratio	4.0	4.1	4.3

NPA coverage ratio	61	61	57

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7.1.8 Impairment losses

Below is a breakdown of the provisions recorded on the accompanying consolidated balance sheets to cover estimated impairment losses as of December 31, 2011, 2010 and 2009 in financial assets and contingent risks, according to the different headings under which they are classified in the accompanying consolidated balance sheet:

		Millions of Euros
Impairment losses and provisions for contingent risks	Notes	2011	2010	2009
Available-for-sale portfolio	12	569	619	449
Loans and receivables	13	9,469	9,473	8,805
Loans and advances to customers	13.2	9,410	9,396	8,720
Loans and advances to credit institutions	13.1	47	67	68
Debt securities	13.3	12	10	17
Held to maturity investment	14	1	1	1

Impairment losses		10,039	10,093	9,255

Provisions for Contingent Risks and Commitments	25	291	264	243

Total		10,330	10,357	9,498

Of which:
For impaired portfolio		7,058	7,507	6,549
For currently non-impaired portfolio		3,272	2,850	2,949

Below are the changes in 2011, 2010 and 2009 in the estimated impairment losses, broken down by the headings in the accompanying consolidated balance sheet:

		Millions of Euros
2011	Notes	Available-for- sale portfolio	Held to maturity investment	Loans and receivables	Contingent Risks and Commitments	Total
Balance at the beginning		619	1	9,473	264	10,356

Increase in impairment losses charged to income		62	—	6,041	17	6,121
Decrease in impairment losses credited to income		(37)	—	(1,513)	(24)	(1,574)

Impairment losses (net)	48-49	25	—	4,528	(6)	4,547

Entities incorporated in the year		—	—	305	12	318
Transfers to written-off loans		(75)	—	(4,039)	—	(4,114)
Exchange differences and other		—	—	(798)	22	(776)

Balance at the end		569	1	9,469	291	10,330

(*)	Including the impairment losses on financial assets (Note 49) and the provisions for contingent risks (Note 48)

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		Millions of Euros
2010	Notes	Available-for- sale porfolio	Held to maturity investment	Loans and receivables	Contingent Risks and Commitments	Total
Balance at the beginning		449	1	8,805	243	9,498

Increase in impairment losses charged to income		187	—	7,020	62	7,268
Decrease in impairment losses credited to income		(32)	—	(2,204)	(40)	(2,276)

Impairment losses (net)	48-49	155	—	4,816	22	4,993

Transfers to written-off loans		(57)	—	(4,431)	—	(4,488)
Exchange differences and other		72	—	283	(1)	354

Balance at the end		619	1	9,473	264	10,357

(*)	Including the impairment losses on financial assets (Note 49) and the provisions for contingent risks (Note 48)

The changes in 2011, 2010 and 2009 in financial assets derecognized from the accompanying consolidated balance sheet as their recovery is considered unlikely (hereinafter “write-offs”) is shown below:

	Millions of Euros
Changes in Impaired Financial Assets Written-Off from the Balance Sheet	2011	2010	2009
Balance at the beginning	13,367	9,833	6,872

Increase:	4,284	4,788	3,880
Decrease:	(1,895)	(1,447)	(1,172)
Re-financing or restructuring	(4)	(1)	—
Cash recovery	(327)	(253)	(188)
Foreclosed assets	(29)	(5)	(48)
Sales of written-off	(840)	(342)	(590)
Debt forgiveness	(604)	(217)	(114)
Expiry and other causes	(91)	(629)	(231)
Net exchange differences	115	193	253

Balance at the end	15,871	13,367	9,834

As indicated in Note 2.2.1, although they have been derecognized from the balance sheet, the BBVA Group continues to attempt to collect on these write-offs, until the rights to receive them are fully extinguished, either because it is time-barred debt, the debt is forgiven, or other reasons.

7.2 Market risk

As well as the most common market risks (mentioned earlier), other market risks have to be considered for the administration of certain positions: credit spread risk, basis risk, volatility and correlation risk.

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Value at Risk (VaR) is the basic measure to manage and control the BBVA Group’s market risks. It estimates the maximum loss, with a given confidence level, that can be produced in market positions of a portfolio within a given time horizon. VaR is calculated in the Group at a 99% confidence level and a 1-day time horizon.

BBVA and BBVA Bancomer have received approval from the Bank of Spain to use a model developed by the BBVA Group to calculate bank capital requirements for market risk. This model estimates VaR in accordance with the “historical simulation” methodology, which consists of estimating the losses or gains that would have been produced in the current portfolio if the changes in market conditions occurring over a specific period of time were repeated. Using this information, it infers the maximum foreseeable loss in the current portfolio with a determined level of confidence. It presents the advantage of precisely reflecting the historical distribution of the market variables and not requiring any assumption of specific probability distribution. The historical period used in this model is two years.

In addition, the Bank follows the guidelines set out by Spanish and European authorities regarding other metrics to meet the Bank of Spain’s regulatory requirements. The new measurements of market risk for the trading portfolio include the calculation of stressed VaR (which quantifies the level of risk in extreme historical situations) and the quantification of default risks and downgrading of credit ratings of bonds and credit portfolio derivatives.

The limit structure of the BBVA Group’s market risk determines a system of VaR and economic capital limits by market risk for each business unit, with specific ad-hoc sub-limits by type of risk, activity and trading desk.

Validity tests are performed periodically on the risk measurement models used by the Group. They estimate the maximum loss that could have been incurred in the positions assessed with a certain level of probability (backtesting), as well as measurements of the impact of extreme market events on risk positions (stress testing). In addition, BBVA Research (the BBVA Group’s Research Department) carries out stress analysis by simulating historical crisis scenarios and evaluating the impacts resulting from profound market alterations.

Trends in market risk in 2011 –

The changes in the BBVA Group’s market risk in 2011, measured as VaR without smoothing (see Glossary) with a 99% confidence level and a 1-day horizon are as follows:

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

This represents a daily average VaR of €24 million in 2011, compared with €33 million in 2010 and €26 million in 2009. The number of risk factors currently used to measure portfolio risk is around 2,200. This number varies according to the possibility of doing business with other underlying assets and in other markets.

As of December 31, 2011, 2010 and 2009, VaR amounted to €18 million, €28 million and €31 million, respectively. These figures can be broken down as follows:

	Millions of Euros
VaR by Risk Factor	2011	2010	2009
Interest/Spread risk	27	29	38
Currency risk	3	3	2
Stock-market risk	7	4	9
Vega/Correlation risk	4	12	15
Diversification effect (*)	(23)	(21)	(33)

Total	18	28	31

VaR medium in the period	24	33	26
VaR max in the period	36	41	33
VaR min in the period	16	25	18

(*)

The diversification effect is the difference between the sum of the average individual risk factors and the total VaR figure that includes the implied correlation between all the variables and scenarios used in the measurement.

The stress testing is carried out using historical crisis scenarios and economic scenarios supplied by BBVA Research as a base:

•	Historical scenarios: The base historical scenario is the collapse of Lehman Brothers in 2008.

•

Economic crisis scenarios: Unlike the historical scenarios, economic stress scenarios are updated monthly. The decision about which of the scenarios should be used is taken by the Market Stress Committee, in which BBVA Research takes an active part through the construction of ad hoc scenarios. The fundamental aim of this committee is to identify the most significant market risk positions in each of the BBVA Group’s treasuries and assess the impact of changes in their risk drivers. To do so, the Stress Committee must identify and quantify unlikely but plausible crisis scenarios in the financial markets. This is achieved thanks to the participation of BBVA Research as a key member of the Committee. In addition, the economic stress scenarios are designed individually and are coherent with the positions of each of the treasuries. As a result, there may be no coherence at Group level and thus the impacts cannot be aggregated.

By type of market risk assumed by the Group’s trading portfolio, as of December 31, the main risks were interest rate and credit spread risks, which fell by €3 million on the figure for December 31, 2010. Equity risk increased by €3 million, while currency risk and volatility and correlation risk fell by €0.1 million and €8 million respectively.

The changes in the average daily VaR ratio in 2011 with respect to 2010 is basically the result of Global Market Europe reducing its average risk by 24% in 2011 (with a daily average VaR of €16 million) and, to a lesser extent, because Global Market Bancomer cut its risk by 39% (with a daily average VaR in 2011 of €5 million).

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The internal market risk model is validated periodically by back testing. In 2011, portfolio losses in BBVA SA were higher than daily VaR on 3 occasions (2 in the case of BBVA Bancomer). This number of exceptions is within the bands set in the tests used in the Basel model. This is why no significant changes have been made either to the methodology of measurement, nor to the parametrics of the current measurement model.

Structural interest-rate risk –

The aim of on-balance-sheet interest rate risk management is to maintain the BBVA Group’s exposure to market interest-rate fluctuations at levels in keeping with its risk strategy and profile. In pursuance of this, the Assets and Liabilities Committee (ALCO) undertakes active balance sheet management through operations intended to optimize the levels of risk borne according to expected earnings and respect the maximum levels of accepted risk.

ALCO uses the interest-rate risk measurements performed by the Risk Area. Acting as an independent unit, the Risk Area periodically quantifies the impact that a variation of 100 basis points in market interest rates would have on the BBVA Group’s net interest income and economic value.

In addition, the Group performs probability calculations that determine the economic capital (maximum loss of economic value) and risk margin (maximum estimated loss of operating income) originating from structural interest rate risk in banking activity (excluding the Treasury area), based on interest rate curve simulation models. The Group regularly performs stress tests and sensitivity analyses to complement its assessment of its interest-rate risk profile.

All these risk measurements are subsequently analyzed and monitored. The levels of risk assumed and the degree of compliance with the limits authorized by the Executive Committee are reported to the various managing bodies of the BBVA Group.

Below are the average interest-rate risk exposure levels in terms of sensitivity of the main financial institutions in the BBVA Group in 2011:

	Impact on Net Interest Income (*)		Impact on Economic Value (**)
Sensitivity to interest-rate analysis 2011	100 Basis-Point Increase	100 Basis-Point Decrease	100 Basis-Point Increase	100 Basis-Point Decrease
Europe	0.50%	3.34%	0.78%	-1.07%
BBVA Bancomer	3.33%	-3.33%	2.06%	-3.06%
BBVA Compass	3.85%	-3.32%	3.06%	-7.42%
BBVA Puerto Rico	2.83%	-2.75%	-2.45%	3.95%
BBVA Chile	-3.01%	2.98%	-11.57%	10.45%
BBVA Colombia	1.24%	-1.26%	0.17%	-0.50%
BBVA Banco Continental	1.78%	-1.74%	-9.22%	9.91%
BBVA Banco Provincial	1.95%	-1.85%	-1.47%	1.52%
BBVA Banco Francés	0.69%	-0.70%	-1.35%	1.38%

BBVA Group	1.98%	0.82%	0.91%	-1.96%

(*)	Percentage relating to “1 year” net Interest margin forecast in each unit.
(**)	Percentage relating to each unit’s Equity

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

As part of the measurement process, the BBVA Group has established the assumptions regarding the movement and behavior of certain items, such as those relating to products with no explicit or contractual maturity. These assumptions are based on studies that estimate the relationship between the interest rates on these products and market rates. They enable specific balances to be classified into trend-based balances (long-term) and seasonal or volatile balances (short-term residual maturity).

Structural currency risk –

Structural currency risk is basically caused by exposure to variations in currency exchange rates that arise in the BBVA Group’s foreign subsidiaries and the provision of funds to foreign branches financed in a different currency to that of the investment.

ALCO is the body responsible for arranging hedging transactions to limit the capital impact of fluctuations in exchange rates, based on their projected trend, and to guarantee the equivalent euro value of the foreign currency earnings expected to be obtained from these investments.

Structural currency risk management is based on the measurements performed by the Risk Area. These measurements use an exchange-rate scenario simulation model which quantifies possible changes in value for a given confidence interval and a pre-established time horizon. The Standing Committee authorizes the system of limits and alerts for these risk measurements, which include a sub-limit on the economic capital (an unexpected loss arising from the currency risk of investments financed in foreign currency).

In 2011, the average asset exposure sensitivity to a 1% depreciation in exchange rates stood at €154 million, with 37% in the Mexican peso, 23% in South American currencies, 20% in Asian and Turkish currencies, and 18% in the US dollar.

Structural equity risk –

The BBVA Group’s exposure to structural equity risk is basically derived from investments in industrial and financial companies with medium- and long-term investment horizons. This exposure is mitigated through net short positions held in derivatives of their underlying assets, used to limit portfolio sensitivity to potential falls in prices.

The aggregate sensitivity of the BBVA Group’s consolidated equity to a 1% fall in the price of shares stood at €-39.4 million as of December 31, 2011, and its impact on consolidated earnings for the year is estimated at €1.8 million. These figures are estimated taking into account the exposure in shares valued at market prices, or if not applicable, at fair value (except for the positions in the Treasury Area portfolios) and the net delta-equivalent positions in options on their underlyings.

The Risk Area is responsible for measuring and effectively monitoring structural risk in the equity portfolio. To do so, it estimates the sensitivity figures and the capital necessary to cover possible unexpected losses due to the variations in the value of the companies making up the Group’s equity portfolio, at a confidence level that corresponds to the institution’s target rating, and taking into account the liquidity of the positions and the statistical performance of the assets under consideration. These figures are supplemented by periodic stress tests, back-testing and scenario analyses.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

7.3 Liquidity risk

The aim of liquidity risk management, tracking and control is to ensure, in the short term, that the payment commitments of the BBVA Group entities can be duly met without having to resort to borrowing funds under burdensome terms, or damaging the image and reputation of the entities. In the medium term the aim is to ensure that the Group’s financing structure is ideal and that it is moving in the right direction with respect to the economic situation, the markets and regulatory changes.

Management of liquidity and structural finance within the BBVA Group is based on the principle of financial autonomy of the entities that make it up. This approach helps prevent and limit liquidity risk by reducing the Group’s vulnerability in periods of high risk.

The management and monitoring of liquidity risk is carried out comprehensively in each of the BBVA Group’s business units using a double (short and long-term) approach. The short-term liquidity approach has a time horizon of up to 366 days. It is focused on the management of payments and collections from the Treasury and market activity, and includes operations specific to the area and the Bank’s possible liquidity requirements. The medium-term approach is focused on financial management of the whole consolidated balance sheet, with a time horizon of one year or more.

The ALCO within each management unit is responsible for the comprehensive management of liquidity. The Financial Management unit, as part of the Financial Division, analyzes the implications of the Bank’s various projects in terms of finance and liquidity and its compatibility with the target financing structure and the situation of the financial markets. The Financial Management unit executes the resolutions agreed by ALCO in accordance with the agreed budgets and manages liquidity risk using a broad scheme of limits, sub-limits and alerts approved by the Standing Committee. The Risk Area measures and controls these limits independently and provides the managers with support tools and metrics needed for decision-making.

Each of the local risk areas, which are independent from the local manager, complies with the corporative principles of liquidity risk control established by GRM, the Global Unit in charge of Structural Risks for the entire BBVA Group.

At the level of each BBVA Group entity, the managing areas request and propose a scheme of quantitative and qualitative limits and alerts related to short and medium term liquidity risks. Once agreed with GRM, controls and limits are proposed to the Bank’s Board of Directors (through its delegate bodies), for approval at least once a year. The proposals submitted by GRM are adapted to the situation of the markets according to the risk tolerance level aimed for by the Group.

The development of a new Liquidity and Finance Manual demanded strict adjustment of liquidity risk management in terms of limits, sub-limits and alerts, as well as in procedures. In accordance with the manual, GRM carries out regular measurements of risk incurred and monitors the consumption of limits. It develops management tools and adapts valuation models, carries out regular stress tests and reports on the liquidity risk levels to ALCO and the Group’s Management Committee on a monthly basis. Its reports to the management areas and GRM Management Committee are more frequent.

Under the current Contingency Plan, the frequency of communication and the nature of information provided is decided by the Liquidity Committee at the proposal of the Technical Liquidity Group (TLG). In the event of any alert or possible crisis, the TLG carries out an initial analysis of the liquidity situation (short or long term) of the entity affected.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The TLG is made up of specialized staff from the Short-Term Cash Desk, the Global Accounting & Information Management (GA&IM), the Financial Management and the Structural Risk areas. If the alert signals established make clear that a critical situation has arisen, the TLG informs the Liquidity Committee (made up of managers of the corresponding areas). The Liquidity Committee is responsible for calling the Financing Committee, if appropriate, which is made up of the Group’s President and COO and the managers from the Financial Area, the Risk Area, Global Business and the Business Area of the country affected.

One of the most significant aspects that have affected the BBVA Group in 2011 was the continuation of the sovereign debt crisis, which started in 2010. The role played by official bodies in the euro zone and the ECB have been key in calming the markets and ensuring liquidity in the European banking system. However, the Group has not had to make use of the extraordinary measures established by the Spanish authorities to mitigate the liquidity tension affecting many Spanish banks.

Given this situation, the regulators have established new regulatory requirements with the aim of strengthening the balance sheets of banks and making them more resistant to potential short-term liquidity shocks. The Liquidity Coverage Ratio (LCR) is the metric proposed by the Bank Supervisory Committee of the Bank for International Settlements in Basel to achieve this objective. It aims to ensure that financial institutions have a sufficient stock of liquid assets to allow them to survive a 30-day liquidity stress scenario. According to the most recent document published by the Basel Committee on Bank Supervision in December 2010, this ratio will remain subject to revision by the regulating bodies until mid-2013, and it will be incorporated as a regulatory requirement on January 1, 2015, though it must be reported to supervisory bodies as of January 2012.

In order to increase the weight of medium and long-term funding on the banks’ balance sheets, the regulators have defined a new long-term funding ratio (over 12 months) called the Net Stable Funding Ratio (NSFR). It will be under review until mid-2016 and become a regulatory requirement starting on January 1, 2018.

Although the precise definition of these new ratios has still not been decided, the BBVA Group has outlined a plan to adapt to them. This will allow it to adopt best practices and the most effective and strict criteria for their implementation sufficiently in advance.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

7.4 Risk concentrations

Below is a breakdown of the balances of financial instruments registered in the accompanying consolidated balance sheets by their concentration in geographical areas and according to the residence of the customer or counterparty. It does not take into account valuation adjustments, impairment losses or loan-loss provisions:

	Millions of Euros
Risks by Geographical Areas 2011	Spain	Europe, Excluding Spain	México	USA	South América	Rest	Total
Financial assets –
Financial assets held for trading	12,958	33,305	11,675	4,672	5,452	2,539	70,603
Debt securities	5,075	2,068	10,933	565	2,030	305	20,975
Equity instruments	662	363	741	69	125	238	2,198
Derivatives	7,221	30,874	2	4,039	3,297	1,996	47,430
Other financial assets designated at fair value through profit or loss	234	311	1,470	509	454	—	2,977
Debt securities	117	77	6	508	1	—	708
Equity instruments	117	234	1,464	1	453	—	2,269
Available-for-sale portfolio	26,546	8,895	7,825	8,151	5,164	656	57,237
Debt securities	22,371	8,685	7,764	7,518	5,068	602	52,008
Equity instruments	4,175	210	61	633	96	54	5,229
Loans and receivables	203,348	44,305	42,489	44,625	46,479	7,704	388,949
Loans and advances to credit institutions	3,034	11,531	4,877	2,712	2,197	1,663	26,013
Loans and advances to customers	198,948	32,445	37,612	41,222	43,592	6,035	359,855
Debt securities	1,365	328	—	692	690	6	3,081
Held-to-maturity investments	7,373	3,582	—	—	—	—	10,955
Hedging derivatives	395	3,493	485	253	16	56	4,698

Total Risk in Financial Assets	250,854	93,890	63,943	58,210	57,565	10,955	535,419

Contingent risks and commitments
Contingent risks	16,175	12,289	1,098	4,056	4,733	1,554	39,904
Contingent commitments	30,848	21,506	11,929	22,002	6,192	1,288	93,767

Total Contingent Risk	47,023	33,795	13,027	26,058	10,925	2,842	133,669

Total Risks in Financial Instruments	297,877	127,685	76,970	84,268	68,490	13,797	669,088

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
Risks by Geographical Areas 2010	Spain	Europe, Excluding Spain	México	EE.UU.	South América	Rest	Total
Financial assets –
Financial assets held for trading	18,903	22,899	9,578	3,951	5,549	2,404	63,284
Debt securities	9,522	2,839	8,853	654	2,086	405	24,359
Equity instruments	3,041	888	725	148	136	322	5,260
Derivatives	6,340	19,172	—	3,149	3,327	1,677	33,665
Other financial assets designated at fair value through profit or loss	284	98	1,437	481	476	1	2,777
Debt securities	138	66	7	480	—	—	691
Equity instruments	146	32	1,430	1	476	1	2,086
Available-for-sale portfolio	25,230	7,689	10,158	7,581	4,291	1,234	56,183
Debt securities	20,725	7,470	10,106	6,903	4,211	1,187	50,602
Equity instruments	4,505	219	52	678	80	47	5,581
Loans and receivables	218,399	30,985	40,540	39,944	37,320	5,847	373,035
Loans and advances to credit institutions	6,786	7,846	5,042	864	2,047	1,018	23,603
Loans and advances to customers	210,102	23,139	35,498	38,649	34,999	4,822	347,209
Debt securities	1,511	—	—	431	274	7	2,223
Held-to-maturity investments	7,504	2,443	—	—	—	—	9,947
Hedging derivatives	234	2,922	281	131	—	35	3,603

Total Risk in Financial Assets	270,554	67,036	61,994	52,088	47,636	9,521	508,829

Contingent risks and commitments
Contingent risks	20,175	6,773	1,006	3,069	3,953	1,465	36,441
Contingent commitments	35,784	19,144	11,421	17,604	5,711	910	90,574

Total Contingent Risk	55,959	25,917	12,427	20,673	9,664	2,375	127,015

Total Risks in Financial Instruments	326,513	92,953	74,421	72,761	57,300	11,896	635,844

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
Risks by Geographical Areas 2009	Spain	Europe, Excluding Spain	México	EE.UU.	South América	Rest	Total
Financial assets –
Financial assets held for trading	22,893	25,583	11,612	3,076	4,329	2,240	69,733
Debt securities	14,487	7,434	10,157	652	1,646	296	34,672
Equity instruments	3,268	624	1,455	35	207	194	5,783
Derivatives	5,138	17,525	—	2,389	2,476	1,750	29,278
Other financial assets designated at fair value through profit or loss	330	73	1,153	436	344	—	2,337
Debt securities	157	42	3	435	1	—	639
Equity instruments	173	31	1,150	1	343	—	1,698
Available-for-sale portfolio	30,177	11,660	7,709	7,828	4,876	1,266	63,516
Debt securities	24,838	11,429	7,688	7,082	4,806	1,223	57,066
Equity instruments	5,339	231	21	746	70	43	6,450
Loans and receivables	206,097	34,613	31,469	40,469	34,926	6,167	353,741
Loans and advances to credit institutions	2,568	11,280	3,269	2,441	1,724	918	22,200
Loans and advances to customers	203,529	23,333	28,200	37,688	33,098	5,239	331,087
Debt securities	—	—	—	340	104	10	454
Held-to-maturity investments	2,625	2,812	—	—	—	—	5,437
Hedging derivatives	218	2,965	266	117	3	25	3,595

Total Risk in Financial Assets	262,340	77,706	52,210	51,926	44,478	9,698	498,359

Contingent risks and commitments
Contingent risks	15,739	7,826	897	3,330	3,704	1,689	33,185
Contingent commitments	37,804	24,119	9,421	15,990	3,743	1,246	92,323

Total Contingent Risk	53,543	31,945	10,318	19,320	7,447	2,935	125,508

Total Risks in Financial Instruments	315,883	109,651	62,528	71,246	51,925	12,633	623,866

The breakdown of the main figures in the most significant foreign currencies in the accompanying consolidated balance sheets is set forth in Appendix IX.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

7.5 Residual maturity

Below is a breakdown by contractual maturity of the balances of certain headings in the accompanying consolidated balance sheets, disregarding any valuation adjustments or impairment losses:

	Millions of Euros
Contractual Maturities 2011	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 years	Total
Asset –
Cash and balances with central banks	28,066	1,444	660	330	426	—	30,927
Loans and advances to credit institutions	2,771	7,551	1,393	3,723	7,608	2,967	26,013
Loans and advances to customers	18,021	38,741	22,887	45,818	93,138	141,251	359,855
Debt securities	842	2,297	2,761	8,025	39,603	34,199	87,727
Derivatives (trading and hedging)	—	1,798	1,877	4,704	16,234	27,368	51,981

Liabilities –
Deposits from central banks	3	19,463	2,629	—	11,040	1	33,136
Deposits from credit institutions	2,202	27,266	4,374	5,571	15,964	3,669	59,047
Deposits from customers	116,924	69,738	17,114	41,397	28,960	6,861	280,994
Debt certificates (including bonds)	—	2,032	1,880	11,361	45,904	17,144	78,321
Subordinated liabilities	—	—	110	38	4,893	9,500	14,541
Other financial liabilities	5,015	1,283	355	490	1,254	1,307	9,704
Short positions	—	1,446	2	—	—	3,163	4,611
Derivatives (trading and hedging)	—	1,687	1,636	5,232	15,533	25,313	49,401

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
Contractual Maturities 2010	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
Asset –
Cash and balances with central banks	17,275	1,497	693	220	282	—	19,967
Loans and advances to credit institutions	2,471	10,590	1,988	1,658	4,568	2,329	23,604
Loans and advances to customers	16,543	33,397	21,127	49,004	85,800	141,338	347,209
Debt securities	497	3,471	12,423	8,123	35,036	28,271	87,821
Derivatives (trading and hedging)	—	636	1,515	3,503	13,748	17,827	37,229

Liabilities –
Deposits from central banks	50	5,102	3,130	2,704	—	1	10,987
Deposits from credit institutions	4,483	30,031	4,184	3,049	9,590	5,608	56,945
Deposits from customers	111,090	69,625	21,040	45,110	21,158	6,818	274,841
Debt certificates (including bonds)	96	5,243	10,964	7,159	42,907	15,843	82,212
Subordinated liabilities	—	537	3	248	2,732	13,251	16,771
Other financial liabilities	4,177	1,207	175	433	647	1,564	8,203
Short positions	—	651	—	10	—	3,385	4,046
Derivatives (trading and hedging)	—	826	1,473	3,682	12,813	16,037	34,831

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
Contractual Maturities 2009	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
Asset –
Cash and balances with central banks	14,650	535	248	735	163	—	16,331
Loans and advances to credit institutions	3,119	8,484	1,549	1,914	4,508	2,626	22,200
Loans and advances to customers	4,313	31,155	19,939	40,816	94,686	140,178	331,087
Debt securities	1,053	4,764	15,611	10,495	37,267	29,080	98,270
Derivatives (trading and hedging)	—	637	2,072	3,863	13,693	12,608	32,873

Liabilities –
Deposits from central banks	213	4,807	3,783	12,293	—	—	21,096
Deposits from credit institutions	1,836	24,249	5,119	5,145	6,143	6,453	48,945
Deposits from customers	106,942	55,482	34,329	32,012	18,325	6,293	253,383
Debt certificates (including bonds)	—	10,226	16,453	15,458	40,435	14,614	97,186
Subordinated liabilities	—	500	689	2	1,529	14,585	17,305
Other financial liabilities	3,825	822	141	337	480	20	5,625
Short positions	—	448	—	16	—	3,366	3,830
Derivatives (trading and hedging)	—	735	1,669	3,802	13,585	10,517	30,308

8. Fair value of financial instruments

The fair value of a financial asset or a liability on a given date is the amount for which it could be exchanged or settled, respectively, on that date between two knowledgeable, willing parties in an arm’s length transaction under market conditions. The most objective and common reference for the fair value of a financial asset or a liability is the price that would be paid for it on an organized, transparent and deep market (“quoted price” or “market price”).

If there is no market price for a given financial asset or liability, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments; or, in the absence thereof, by using mathematical measurement models that are sufficiently tried and trusted by the international financial community. The estimates used in such models take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with the asset or liability. However, the limitations inherent in the measurement models and possible inaccuracies in the assumptions and parameters required by these models may mean that the estimated fair value of an asset or liability does not coincide exactly with the price for which the asset or liability could be exchanged or settled on the date of its measurement.

The fair value of the financial derivatives included in the held for trading portfolios is assimilated to their daily quoted price if there is an active market for these financial instruments. If for any reason their quoted price cannot be established on a given date, these derivatives are measured using methods similar to those used in over-the-counter (“OTC”) markets.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The fair value of OTC derivatives (“present value” or “theoretical price”) is equal to the sum of future cash flows arising from the instrument, discounted at the measurement date; these derivatives are valued using methods recognized by international financial markets: the “net present value” (NPV) method, option price calculation models, etc.

Determining the fair value of financial instruments –

Below is a comparison of the carrying amount of the Group’s financial assets and liabilities in the accompanying consolidated balance sheets and their respective fair values:

		Millions of Euros
		2011		2010		2009
Fair Value and Carrying Amount	Notes	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ASSETS –
Cash and balances with central banks	9	30,939	30,939	19,981	19,981	16,344	16,344
Financial assets held for trading	10	70,602	70,602	63,283	63,283	69,733	69,733
Other financial assets designated at fair value through profit or loss	11	2,977	2,977	2,774	2,774	2,337	2,337
Available-for-sale financial assets	12	58,144	58,144	56,456	56,456	63,521	63,521
Loans and receivables	13	381,076	389,204	364,707	371,359	346,117	354,933
Held-to-maturity investments	14	10,955	10,190	9,946	9,189	5,437	5,493
Fair value changes of the hedges items in portfolio hedges of interest rate risk	15	146	146	40	40	—	—
Hedging derivatives	15	4,552	4,552	3,563	3,563	3,595	3,595
LIABILITIES –
Financial assets held for trading	10	51,303	51,303	37,212	37,212	32,830	32,830
Other financial liabilities designated at fair value through profit or loss	11	1,825	1,825	1,607	1,607	1,367	1,367
Financial liabilities at amortized cost	23	479,904	473,886	453,164	453,504	447,936	448,537
Fair value changes of the hedged items in portfolio hedges of interest rate risk.	15	—	—	(2)	(2)	—	—
Hedging derivatives	15	2,710	2,710	1,664	1,664	1,308	1,308

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

In the case of financial instruments whose carrying amount is not the same as their theoretical fair value, the fair value has been calculated in the following manner:

–	The fair value of “Cash and balances with central banks” has been considered equivalent to its carrying amount, because they are short-term balances.

–	The fair value of “Held-to-maturity investments” is equivalent to their quoted price in active markets.

–

The fair values of “Loans and receivables” and “Financial liabilities at amortized cost” have been estimated by discounting estimated future cash flows using the market interest rates prevailing at each year-end.

–

The “Fair value changes of the hedged items in portfolio hedges of interest-rate risk” item in the accompanying consolidated balance sheets registers the difference between the carrying amount of the hedged deposits lent, registered under “Loans and Receivables,” and the fair value calculated using internal models and observable variables of market data (see Note 15).

For financial instruments whose carrying amount is equivalent to their fair value, the measurement processes used are set forth below:

–

Level 1: Measurement using market observable quoted prices for the financial instrument in question, secured from independent sources and linked to active markets. This level includes listed debt securities, listed equity instruments, some derivatives and mutual funds.

–	Level 2: Measurement that applies techniques using inputs drawn from observable market data.

–

Level 3: Measurement using techniques, where some of the inputs are not taken from market observable data. As of December 31, 2011, the affected instruments accounted for approximately 0.31% of financial assets and 0.004% of the Group’s financial liabilities. Model selection and validation was undertaken by control areas outside the market units.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The following table shows the main financial instruments carried at fair value in the accompanying consolidated balance sheets, broken down by the measurement technique used to determine their fair value:

		Millions of Euros
		2011			2010			2009
Fair Value by Levels	Notes	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS –
Financial assets held for trading	10	22,986	46,915	700	28,914	33,568	802	39,608	29,236	889
Debt securities		19,731	793	451	22,930	921	508	33,043	1,157	471
Equity instruments		2,033	97	68	5,034	92	134	5,504	94	185
Trading derivatives		1,222	46,025	182	950	32,555	160	1,060	27,985	233
Other financial assets designated at fair value through profit or loss	11	2,358	619	—	2,326	448	—	1,960	377	—
Debt securities		647	61	—	624	64	—	584	54	—
Equity instruments		1,711	558	—	1,702	384	—	1,376	323	—
Available-for-sale financial assets	12	41,286	15,249	1,067	41,500	13,789	668	49,747	12,367	818
Debt securities		37,286	15,025	602	37,024	13,352	499	44,387	12,146	538
Equity instruments		4,000	224	465	4,476	437	169	5,360	221	280
Hedging derivatives	15	289	4,263	—	265	3,298	—	302	3,293	—
LIABILITIES –
Financial liabilities held for trading	10	5,813	45,467	23	4,961	32,225	25	4,936	27,797	96
Trading derivatives		1,202	45,467	23	916	32,225	25	1,107	27,797	96
Short positions		4,611	—	—	4,046	—	—	3,830	—	—
Other financial liabilities designated at fair value through profit or loss	11	—	1,825	—	—	1,607	—	—	1,367	—
Hedging derivatives	15	—	2,710	—	96	1,568	—	319	989	—

The heading “Available-for-sale-financial assets” in the accompanying consolidated balance sheets as of December 31, 2011, 2010 and 2009, additionally includes €541 million, €499 million and €589 million, respectively, accounted for at cost, as indicated in the section of this Note entitled “Financial instruments at cost”.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The following table sets forth the main measurement techniques, hypotheses and inputs used in the estimation of fair value of the financial instruments classified under Levels 2 and 3, based on the type of financial asset and liability and the corresponding balances as of December 31, 2011:

Financial Instruments Level 2	Measurement techniques	Main assumptions	Main inputs used	2011 Fair value (millions of euros)
				Trading portfolio Debt securities	793
				Equity instruments	97

¡ Debt securities	Present-value method.

Calculation of the present value of financial instruments as the current value of future cash flows (discounted at market interest rates), taking into account:

•  the estimate of prepayment rates;

•  the issuer credit risk; and

•  current market interest rates.

•  Net Asset Value (NAV) published recurrently, but not more frequently than every quarter.

			• Risk premiums. • Observable market interest rates	Other financial assets at fair value through profit or loss
				Debt securities	61
				Equity instruments	558
				Available-for-sale financial assets
				Debt securities	15,025
				Equity instruments	224
				Other financial liabilities designated at fair value through profit or loss	1,825
¡ Equity instruments
		For share, currency, inflation or commodity derivatives:	For share, currency, or commodity derivatives:
		• The Black-Scholes assumptions take into account possible convexity adjustments	• Forward structure of the underlying asset.	Assets
	Analytic/semi-analytic formulae			Trading derivatives	46,025
		For interest rate derivatives:	• Volatility of options.
		• Black-Scholes assumptions apply a lognormal process for forward rates and consider possible convexity adjustments.	• Observable correlations between underlying assets.	Hedging Derivatives	4,263
	For share, currency, or commodity derivatives: • Monte Carlo simulations.	Local volatility model: assumes a constant diffusion of the underlying asset with the volatility depending on the value of the underlying asset and the term.
¡ Derivatives			For interest-rate derivatives:	Liabilities
	For interest-rate derivatives:		• The term structure of interest rates.
	• Black-Derman-Toy Model, Libor Market Model and SABR. • HW 1 factor	This model assumes that: • The forward rates in the term structure of the interest rate curve are perfectly correlated	• Volatility of underlying asset.	Trading derivatives	45,467
			For credit derivatives:
	For credit derivatives: • Diffusion models.	These models assume a constant diffusion of default intensity.	• Credit default swap (CDS) prices.	Hedging Derivatives	2,710
			• Historical CDS volatility.
		Determining the current value of financial instruments as the current value of future cash flows (discounted at market interest rates), taking into account:		Trading portfolio
		• estimate of prepayment rates;		Debt securities	451
		• issuer credit risk; and
	• Present-value method.	• current market interest rates.

¡ Debt securities	• “Time default” model for financial instruments in the collateralized debt obligations (CDOs) family.	In the case of measurement of asset-backed securities (ABSs), future prepayments are calculated on the conditional prepayment rates that the issuers themselves provide.	• Prepayment rates • Default correlation • Credit spread (1)	Equity instruments	68
				Available-for-sale financial assets
		The “time-to-default” model is used to measure default probability. One of the main variables used is the correlation of defaults extrapolated from several index tranches (ITRA00 and CDX) with the underlying portfolio of our CDOs.		Debt securities	602
			• Credit spread (1)
¡ Equity instruments	• Present-value method.	Net asset value (NAV) for hedge fund and for equity instruments listed in thin or less active markets.	• NAV supplied by the fund manager or issuer of the securities.	Equity instruments	465

	Trading derivatives for interest-rate futures and forwards: • Present-value method. • “Libor Market” model.

The “Libor Market” model models the complete term structure of the interest-rate curve, assuming a constant elasticity of variance (CEV) lognormal process. The CEV lognormal process is used to measure the presence of a volatility shift.

			• Correlation decay.(2)	Assets

¡ Trading derivatives	For variable income and foreign exchange options:			Trading derivatives	182
	• Monte Carlo simulations • Numerical integration • Heston	The options are measured through generally accepted valuation models, to which the observed implied volatility is added.	• Vol-of-Vol (3) • Reversion factor (4) • Volatility Spot Correlation (5)
				Liabilities
	• Credit baskets	These models assume a constant diffusion of default intensity.	• Default correlation. • Historical CDS volatility	Trading derivatives	23

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

(1)

Credit spread: The spread between the interest rate of a risk-free asset (e.g. Treasury securities) and the interest rate of any other security that is identical in every respect except for asset quality. Spreads are considered as Level 3 inputs when referring to illiquid securities, based on spreads of similar issuers.

(2)	Correlation decay: This is the factor that allows us to calculate changes in correlation between the different pairs of forward rates.
(3)	Vol-of-Vol: Volatility of implied volatility. This is a statistical measure of the changes of the spot volatility.
(4)	Reversion Factor: The speed with which volatility reverts to its natural value.
(5)	Volatility- Spot Correlation: A statistical measure of the linear relationship (correlation) between the spot price of a security and its volatility.

The changes in the balance of Level 3 financial assets and liabilities included in the accompanying consolidated balance sheets are as follows:

Financial Assets Level 3 Changes in the Period	Millions of Euros
	2011		2010		2009
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Balance at the beginning	1,469	25	1,707	96	3,853	84

Valuation adjustments recognized in the income statement (*)	(1)	(12)	(123)	12	(146)	6
Valuation adjustments not recognized in the income statement	—	—	(18)	—	33	—
Acquisitions, disposals and liquidations	268	9	(334)	(100)	(634)	(1)
Net transfers to Level 3	33	—	236	—	(1,375)	7
Exchange differences	(2)	1	1	17	(24)	—

Exchange differences	1,767	23	1,469	25	1,707	96

(*)	Profit or loss that are attributable to gains or losses relating to those assets and liabilities held at the end of the reporting period

The financial instruments transferred between the different levels of measurement in 2011 are at the following amounts in the accompanying consolidated balance sheets as of December 31, 2011:

		Millions of Euros
	From:	Level I		Level 2		Level 3
Transfer between levels	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level 2
ASSETS
Financial assets held for trading		12	—	32	16	—	36
Available-for-sale financial assets		432	23	49	39	—	—

LIABILITIES –

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

As of December 31, 2011, the effect on the consolidated income and consolidated equity of changing the main hypotheses used for the measurement of Level 3 financial instruments for other reasonably possible models, taking the highest (most favorable hypotheses) or lowest (least favorable) value of the range deemed probable, would be as follows:

	Millions of Euros
	Potential Impact on Consolidated Income Statement		Potential Impact on Total Equity
Financial Assets Level 3 Sensitivity Analysis	Most Favorable Hypotheses	Least Favorable Hypotheses	Most Favorable Hypotheses	Least Favorable Hypotheses
ASSETS
Financial assets held for trading	21	(71)	—	—
Available-for-sale financial assets	—	—	14	(87)
LIABILITIES –
Financial liabilities held for trading	1	(1)	—	—

Total	22	(72)	14	(87)

Loans and financial liabilities at fair value through profit or loss –

As of December 31, 2011, 2010 and 2009, there were no loans or financial liabilities at fair value other than those recognized under the headings “Other financial assets designated at fair value through profit and loss” and “Other financial liabilities designated at fair value through profit and loss” in the accompanying consolidated balance sheets.

Financial instruments at cost –

As of December 31, 2011, 2010 and 2009, equity instruments, derivatives with these equity instruments as underlyings, and certain discretionary profit-sharing arrangements in some companies, were recognized at cost in the Group’s consolidated balance sheets because their fair value could not be reliably determined, as they are not traded in organized markets and thus their unobservable inputs are significant. On the above dates, the balance of these financial instruments recognized in the portfolio of available-for-sale financial assets amounted to €541 million, €499 million and €589 million, respectively.

The table below outlines the financial assets and liabilities carried at cost that were sold in 2011, 2010 and 2009:

	Millions of Euros
Sales of financial instruments at cost	2011	2010	2009
Amount of Sale	19	51	73
Carrying Amount at Sale Date	8	36	64
Gains/Losses	11	15	9

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

9. Cash and balances with central banks

The breakdown of the balance under the headings “Cash and balances with central banks” and “Financial liabilities at amortized cost – Deposits from central banks” in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Cash and Balances with Central Banks	Notes	2011	2010	2009
Cash		4,611	4,284	4,218
Balances at the Central Banks		25,821	15,349	11,534
Reverse repurchase agreements	37	495	334	579
Accrued interests		12	14	13

Total		30,939	19,981	16,344

		Millions of Euros
Deposits from Central Banks	Notes	2011	2010	2009
Deposits from Central Banks		23,937	10,904	19,939
Repurchase agreements	37	9,199	82	1,156
Accrued interest until expiration		11	24	71

Total	23	33,147	11,010	21,166

10. Financial assets and liabilities held for trading

10.1 Breakdown of the balance

The breakdown of the balance of these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Financial Assets and Liabilities Held-for-Trading	2011	2010	2009
ASSETS –
Debt securities	20,975	24,358	34,672
Equity instruments	2,198	5,260	5,783
Trading derivatives	47,429	33,665	29,278

Total	70,602	63,283	69,733

LIABILITIES –
Trading derivatives	46,692	33,166	29,000
Short positions	4,611	4,046	3,830

Total	51,303	37,212	32,830

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

10.2 Debt securities

The breakdown by type of instrument of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Debt Securities Held-for-Trading Breakdown by type of instrument	2011	2010	2009
Issued by Central Banks	402	699	326
Spanish government bonds	4,324	7,954	13,463
Foreign government bonds	13,263	11,744	17,500
Issued by Spanish financial institutions	566	722	431
Issued by foreign financial institutions	1,316	1,552	954
Other debt securities	1,104	1,687	1,998

Total	20,975	24,358	34,672

10.3 Equity instruments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Equity Instruments Held-for-Trading Breakdown by Issuer	2011	2010	2009
Shares of spanish companies
Credit institutions	62	304	666
Other sectors	600	2,738	2,602

Subtotal	662	3,042	3,268

Shares of foreign companies
Credit institutions	128	167	156
Other sectors	1,408	2,051	2,359

Subtotal	1,536	2,218	2,515

Total	2,198	5,260	5,783

10.4 Trading derivatives

The trading derivatives portfolio arises from the Group’s need to manage the risks incurred by it in the course of normal business activity. As of December 31, 2011, 2010 and 2009, trading derivatives were principally contracted in over-the-counter (OTC) markets, with credit entities not resident in Spain as the main counterparties, and related to foreign-exchange, interest-rate and equity risk.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Below is a breakdown by transaction type of the fair value of outstanding financial trading derivatives recognized in the accompanying consolidated balance sheets, divided into organized and OTC markets:

	Millions of Euros
Outstanding Financial Trading Derivatives 2011	Currency Risk	Interest Rate Risk	Equity Price Risk	Precious Metals Risk	Commodities Risk	Credit Risk	Other Risks	Total
Organized markets
Financial futures	1	2	7	—	—	—	—	10
Options	(11)	—	(147)	5	(9)	—	—	(162)
Other products	—	—	—	—	—	—	—	—

Subtotal	(10)	2	(140)	5	(9)	—	—	(152)

OTC markets
Credit institutions
Forward transactions	(178)	—	—	—	—	—	—	(178)
Future rate agreements (FRAs)	—	(220)	—	—	—	—	—	(220)
Swaps	(333)	(3,988)	67	1	40	—	—	(4,213)
Options	105	605	(747)	—	—	—	1	(36)
Other products	—	11	—	—	—	(432)	—	(421)

Subtotal	(406)	(3,592)	(680)	1	40	(432)	1	(5,068)

Other financial institutions
Forward transactions	(7)	—	—	—	—	—	—	(7)
Future rate agreements (FRAs)	—	(21)	—	—	—	—	—	(21)
Swaps	—	1,460	12	—	(2)	—	—	1,470
Options	9	(177)	(64)	—	—	—	—	(232)
Other products	—	—	—	—	—	577	—	577

Subtotal	2	1,262	(52)	—	(2)	577	—	1,787

Other sectors
Forward transactions	392	—	—	—	—	—	—	392
Future rate agreements (FRAs)	—	311	—	—	—	—	—	311
Swaps	41	2,553	409	—	40	—	—	3,043
Options	(69)	164	330	—	—	—	9	434
Other products	—	8	—	—	—	(18)	—	(10)

Subtotal	364	3,036	739	—	40	(18)	9	4,170

Subtotal	(40)	706	7	1	78	127	10	889

Total	(50)	708	(133)	6	69	127	10	737

Of which:
Asset Trading Derivatives	8,966	32,858	3,178	45	284	2,064	34	47,429

Liability Trading Derivatives	(9,016)	(32,150)	(3,311)	(39)	(215)	(1,937)	(24)	(46,692)

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
Outstanding Financial Trading Derivatives 2010	Currency Risk	Interest Rate Risk	Equity Price Risk	Precious Metals Risk	Commodities Risk	Credit Risk	Other Risks	Total
Organized markets
Financial futures	—	2	6	—	—	—	—	8
Options	(3)	—	(348)	(11)	(7)	—	—	(369)
Other products	—	—	—	—	—	—	—	—

Subtotal	(3)	2	(342)	(11)	(7)	—	—	(361)

OTC markets
Credit institutions
Forward transactions	(96)	—	—	—	—	—	—	(96)
Future rate agreements (FRAs)	—	15	—	—	—	—	—	15
Swaps	(541)	(1,534)	(4)	2	28	—	—	(2,049)
Options	(97)	(786)	45	—	—	—	1	(837)
Other products	(1)	11	—	—	—	(175)	—	(165)

Subtotal	(735)	(2,294)	41	2	28	(175)	1	(3,132)

Other financial institutions
Forward transactions	54	—	—	—	—	—	—	54
Future rate agreements (FRAs)	—	4	—	—	—	—	—	4
Swaps	—	1,174	31	—	(5)	—	—	1,200
Options	(12)	(56)	(144)	—	—	—	—	(212)
Other products	—	—	—	—	—	319	—	319

Subtotal	42	1,122	(113)	—	(5)	319	—	1,365

Other sectors
Forward transactions	385	—	—	—	—	—	—	385
Future rate agreements (FRAs)	—	22	—	—	—	—	—	22
Swaps	18	1,628	145	—	(15)	—	—	1,776
Options	(41)	81	395	—	—	—	—	435
Other products	—	14	—	—	—	(5)	—	9

Subtotal	362	1,745	540	—	(15)	(5)	—	2,627

Subtotal	(331)	573	468	2	8	139	1	860

Total	(334)	575	126	(9)	1	139	1	499

Of which:
Asset Trading Derivatives	6,007	22,978	3,343	14	186	1,125	12	33,665

Liability Trading Derivatives	(6,341)	(22,404)	(3,216)	(23)	(185)	(986)	(11)	(33,166)

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
Outstanding Financial Trading Derivatives 2009	Currency Risk	Interest Rate Risk	Equity Price Risk	Precious Metals Risk	Commodities Risk	Credit Risk	Other Risks	Total
Organized markets
Financial futures	—	2	7	—	—	—	—	9
Options	—	—	(143)	—	—	—	—	(143)
Other products	—	—	—	—	—	—	—	—

Subtotal	—	2	(136)	—	—	—	—	(134)

OTC markets
Credit institutions
Forward transactions	251	—	—	—	—	—	—	251
Future rate agreements (FRAs)	—	30	—	—	—	—	—	30
Swaps	(568)	(1,559)	(126)	2	18	—	—	(2,233)
Options	(3)	(243)	(536)	—	(6)	—	3	(785)
Other products	—	—	—	—	—	(66)	—	(66)

Subtotal	(320)	(1,772)	(662)	2	12	(66)	3	(2,803)

Other financial institutions
Forward transactions	28	—	—	—	—	—	—	28
Future rate agreements (FRAs)	—	(2)	—	—	—	—	—	(2)
Swaps	—	932	29	—	1	—	—	962
Options	(1)	(55)	(341)	—	—	—	—	(397)
Other products	—	—	—	—	—	345	—	345

Subtotal	27	875	(312)	—	1	345	—	936

Other sectors
Forward transactions	351	—	—	—	—	—	—	351
Future rate agreements (FRAs)	—	(1)	—	—	—	—	—	(1)
Swaps	7	1,383	44	—	(9)	—	—	1,425
Options	45	155	336	—	3	—	1	540
Other products	—	18	(3)	—	—	(51)	—	(36)

Subtotal	403	1,555	377	—	(6)	(51)	1	2,279

Subtotal	110	658	(597)	2	7	228	4	412

Total	110	660	(733)	2	7	228	4	278

Of which:
Asset Trading Derivatives	5,953	19,398	2,836	2	59	1,018	12	29,278

Liability Trading Derivatives	(5,843)	(18,738)	(3,569)	—	(52)	(790)	(8)	(29,000)

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

11. Other financial assets and liabilities at fair value through profit or loss

The breakdown of the balance of these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other Financial Assets Designated at Fair Value through Profit or Loss. Breakdown by Type of Instruments	2011	2010	2009
ASSETS –
Debt securities	708	688	639
Unit-linked products	113	103	95
Other securities	595	585	544
Equity instruments	2,269	2,086	1,698
Unit-linked products	1,677	1,467	1,242
Other securities	592	619	456

Total	2,977	2,774	2,337

LIABILITIES –
Other financial liabilities	1,825	1,607	1,367
Unit-linked products	1,825	1,607	1,367

Total	1,825	1,607	1,367

12. Available-for-sale financial assets

12.1 Breakdown of the balance

The breakdown of the balance by the main financial instruments in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Available-for-Sale Financial Assets	2011	2010	2009
Debt securities	53,050	51,064	57,293
Impairment losses	(136)	(189)	(222)

Subtotal	52,914	50,875	57,071

Equity instruments	5,663	6,010	6,676
Impairment losses	(433)	(429)	(226)

Subtotal	5,230	5,581	6,450

Total	58,144	56,456	63,521

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

12.2 Debt securities

The breakdown of the balance under the heading “Debt securities”, broken down by the nature of the financial instruments, is as follows:

	Millions of Euros
Debt Securities Available-for-Sale 2011	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	20,597	58	(1,384)	19,271
Other debt securities	4,426	125	(300)	4,251
Issue by Central Banks	—	—	—	—
Issue by credit institutions	3,307	80	(247)	3,140
Issue by other issuers	1,119	45	(53)	1,111

Subtotal	25,023	183	(1,684)	23,522

Foreign Debt Securities
Mexico	4,815	176	—	4,991
Mexican Government and other government agency debt securities	4,742	164	—	4,906
Other debt securities	73	12	—	85
Issue by Central Banks	—	—	—	—
Issue by credit institutions	59	11	—	70
Issue by other issuers	14	1	—	15
The United States	7,355	243	(235)	7,363
Government securities	996	36	(12)	1,020
US Treasury and other US Government agencies	487	8	(12)	483
States and political subdivisions	509	28	—	537
Other debt securities	6,359	207	(223)	6,343
Issue by Central Banks	—	—	—	—
Issue by credit institutions	631	22	(36)	617
Issue by other issuers	5,728	185	(187)	5,726
Other countries	17,403	619	(984)	17,038
Other foreign governments and other government agency debt securities	11,617	345	(666)	11,296
Other debt securities	5,786	274	(318)	5,742
Issue by Central Banks	849	6	—	855
Issue by credit institutions	3,080	184	(266)	2,998
Issue by other issuers	1,857	84	(52)	1,889

Subtotal	29,573	1,038	(1,219)	29,392

Total	54,596	1,221	(2,903)	52,914

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

A significant part of the increase in “Other countries” is due primarily to the incorporation of the Garanti group into the consolidated BBVA Group.

	Millions of Euros
Debt Securities Available-for-Sale 2010	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	16,543	58	(1,264)	15,337
Other debt securities	5,386	49	(206)	5,229
Issue by Central Banks	—	—	—	—
Issue by credit institutions	4,222	24	(156)	4,090
Issue by other issuers	1,164	25	(50)	1,139

Subtotal	21,929	107	(1,470)	20,566

Foreign Debt Securities
Mexico	9,653	470	(17)	10,106
Mexican Government and other government agency debt securities	8,990	441	(14)	9,417
Other debt securities	663	29	(3)	689
Issue by Central Banks	—	—	—	—
Issue by credit institutions	553	28	(2)	579
Issue by other issuers	110	1	(1)	110
The United States	6,850	216	(234)	6,832
Government securities	767	13	(9)	771
US Treasury and other US Government agencies	580	6	(8)	578
States and political subdivisions	187	7	(1)	193
Other debt securities	6,083	203	(225)	6,061
Issue by Central Banks	—	—	—	—
Issue by credit institutions	2,981	83	(191)	2,873
Issue by other issuers	3,102	120	(34)	3,188
Other countries	13,606	394	(629)	13,371
Other foreign governments and other government agency debt securities	6,743	169	(371)	6,541
Other debt securities	6,863	225	(258)	6,830
Issue by Central Banks	944	1	—	945
Issue by credit institutions	4,431	177	(188)	4,420
Issue by other issuers	1,488	47	(70)	1,465

Subtotal	30,109	1,080	(880)	30,309

Total	52,038	1,187	(2,350)	50,875

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The decrease in the balance under the heading “Debt securities” in 2010 is mainly due to the sale of securities and changes in the valuations of these portfolios.

	Millions of Euros
Debt Securities Available-for-Sale 2009	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	18,312	309	(70)	18,551
Other debt securities	6,265	178	(125)	6,318

Subtotal	24,577	487	(195)	24,869

Foreign Debt Securities
The United States	6,804	174	(173)	6,805
Government securities	628	11	(2)	637
US Treasury and other US Government agencies	414	4	(2)	416
States and political subdivisions	214	7	—	221
Other debt securities	6,176	163	(171)	6,168
Other countries	25,064	893	(560)	25,397
Other foreign governments and other government agency debt securities	17,058	697	(392)	17,363
Other debt securities	8,006	196	(168)	8,034

Subtotal	31,868	1,067	(733)	32,202

Total	56,445	1,554	(928)	57,071

As of December 31, 2011, the credit ratings of the issuers of debt securities in the available-for-sale portfolio are as follows:

Available for Sale financial assets Debt Securities by Rating	Fair Value (Millions of Euros)%
AAA	3,022	5.7%
AA+	5,742	10.9%
AA	1,242	2.3%
AA-	18,711	35.4%
A+	735	1.4%
A	2,320	4.4%
A-	949	1.8%
With rating BBB+ or below	14,212	26.9%
Without rating	5,980	11.3%

Total	52,913	100.0%

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

12.3 Equity instruments

The breakdown of the balance under the heading “Equity instruments” as of December 31, 2011, 2010 and 2009 is as follows:

	Millions of Euros
Equity Instruments Available-for-Sale 2011	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,802	468	(2)	4,268
Credit institutions	2	—	—	2
Other entities	3,800	468	(2)	4,266
Listed foreign company shares	361	5	(91)	275
United States	41	—	(12)	29
Mexico	—	—	—	—
Other countries	320	5	(79)	246

Subtotal	4,163	473	(93)	4,543

Unlisted equity instruments	—	—	—	—
Unlisted Spanish company shares	36	—	—	36
Credit institutions	1	—	—	1
Other entities	35	—	—	35
Unlisted foreign companies shares	638	13	—	651
United States	560	2	—	562
Mexico	1	—	—	1
Other countries	77	11	—	88

Subtotal	674	13	—	687

Total	4,837	486	(93)	5,230

	Millions of Euros
Equity Instruments Available-for-Sale 2010	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,378	1,212	(7)	4,583
Credit institutions	3	—	—	3
Other entities	3,375	1,212	(7)	4,580
Listed foreign company shares	270	8	(25)	253
United States	12	1	—	13
Other countries	258	7	(25)	240

Subtotal	3,648	1,220	(32)	4,836

Unlisted equity instruments
Unlisted Spanish company shares	25	—	—	25
Credit institutions	1	—	—	1
Other entities	24	—	—	24
Unlisted foreign companies shares	657	63	—	720
United States	594	55	—	649
Other countries	63	8	—	71

Subtotal	682	63	—	745

Total	4,330	1,283	(32)	5,581

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
Equity Instruments Available-for-Sale 2009	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,657	1,738	(12)	5,383
Credit institutions	—	—	—	—
Other entities	3,657	1,738	(12)	5,383
Listed foreign company shares	266	12	(28)	250
United States	16	—	(8)	8
Other countries	250	12	(20)	242

Subtotal	3,923	1,750	(40)	5,633

Unlisted equity instruments
Unlisted Spanish company shares	26	—	—	26
Credit institutions	1	—	—	1
Other entities	25	—	—	25
Unlisted foreign companies shares	682	109	—	791
United States	625	104	—	729
Other countries	57	5	—	62

Subtotal	708	109	—	817

Total	4,631	1,859	(40)	6,450

12.4 Gains/losses

The changes in the gains/losses, net of taxes, recognized under the equity heading “Valuation adjustments – Available-for-sale financial assets” in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
Changes in Valuation Adjustments – Available-for-Sale Financial Assets	2011	2010	2009
Balance at the beginning	333	1,951	931

Valuation gains and losses	(1,349)	(1,952)	1,520
Income tax	264	540	(483)
Amounts transferred to income	70	(206)	(18)

Balance at the end	(682)	333	1,951

Of which:

Debt securities	(1,027)	(746)	456
Equity instruments	345	1,079	1,495

The losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” in the consolidated income statement for 2011 correspond mainly to Spanish government debt securities.

Of the losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” and originating in debt securities, some 38.9% were generated over more than twelve months. However, no impairment has been estimated, as following an analysis of these unrealized losses it can

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

be concluded that they were temporary, because: the interest payment dates of all the fixed-income securities have been satisfied; and because there is no evidence that the issuer will not continue to comply with his payment obligations, nor that future payments of both principal and interests will not be sufficient to recover the cost of the debt securities.

The losses recognized under the heading “Impairment losses on financial assets (net) – Available-for-sale financial assets” in the accompanying consolidated income statement amounted to €25, €155 and €277 million for the years 2011, 2010 and 2009, respectively (see Note 49).

13. Loans and receivables

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Loans and Receivables	Notes	2011	2010	2009
Loans and advances to credit institutions	13.1	26,107	23,637	22,239
Loans and advances to customers	13.2	351,900	338,857	323,442
Debt securities	13.3	3,069	2,213	436

Total		381,076	364,707	346,117

13.1 Loans and advances to credit institutions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Loans and Advances to Credit Institutions	Notes	2011	2010	2009
Reciprocal accounts		78	168	226
Deposits with agreed maturity		8,389	7,307	8,301
Demand deposits		2,731	2,008	2,091
Other accounts		9,026	6,299	6,125
Reverse repurchase agreements	37	5,788	7,822	5,457

Total gross	7.1.1	26,012	23,604	22,200

Valuation adjustments		95	34	39
Impairment losses	7.1.8	(47)	(67)	(68)
Accrued interests and fees		143	101	110
Hedging derivatives and others		(1)	(1)	(3)

Total net		26,107	23,637	22,239

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

13.2 Loans and advances to customers

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Loans and Advances to Customers	Notes	2011	2010	2009
Mortage secured loans		130,703	132,630	127,957
Other secured loans		29,353	18,155	20,917
Other loans		118,650	102,001	98,238
Credit accounts		14,980	23,705	19,683
Commercial credit		13,152	21,229	24,031
Receivable on demand and other		13,070	11,172	8,155
Credit cards		10,179	8,074	7,098
Finance leases		8,127	8,141	8,222
Reverse repurchase agreements	37	4,827	4,760	987
Financial paper		1,166	1,982	602
Impaired assets	7.1.7	15,647	15,361	15,198

Total gross	7.1.	359,855	347,210	331,087

Valuation adjustments		(7,954)	(8,353)	(7,634)
Impairment losses	7.1.8	(9,410)	(9,396)	(8,720)
Accrued interests and fees		453	195	320
Hedging derivatives and others		1,003	848	756

Total net		351,901	338,857	323,442

As of December 31, 2011, 31% of “Loans and advances to customers” with a maturity greater than one year were concluded with fixed-interest rates and 69% with variable interest.

“Loans and advances to customers” includes finance lease arrangements provided by various entities in the Group for their customers to finance the purchase of assets, including movable and immovable property. The breakdown of the finance leases as of December 31, 2011, 2010 and 2009 is as follows:

	Millions of Euros
Financial Lease Arrangements	2011	2010	2009
Movable property	4,876	4,748	4,963
Real Estate	3,251	3,393	3,259
Fixed rate	58%	42%	38%
Floating rate	42%	58%	62%

The heading “Loans and receivables – Loans and advances to customers” in the accompanying consolidated balance sheets also includes certain mortgage loans that, as mentioned in Note 35 and pursuant to the Mortgage Market Act, are considered a suitable guarantee for the issue of long-term mortgage covered bonds. This heading also includes some loans that have been securitized and not derecognized from the consolidated balance sheets (see Note 2.2.2).

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The amounts recognized in the accompanying consolidated balance sheets corresponding to these securitized loans are as follows:

	Millions of Euros
Securitized Loans	2011	2010	2009
Securitized mortgage assets	33,163	31,884	33,786
Other securitized assets	7,004	10,563	10,597
Commercial and industrial loans	3,344	6,263	4,356
Finance leases	594	771	1,380
Loans to individuals	2,942	3,403	4,536
Rest	124	126	325

Total	40,168	42,447	44,383

Of which:
Liabilities associated to assets retained on the balance sheet (*)	7,510	8,846	9,012

(*)	These liabilities are recognized under “Financial liabilities at amortized cost – Debt securities” in the accompanying consolidated balance sheets (Note 3.2 and 23).

Other securitized loans were derecognized from the accompanying consolidated balance sheets, as the Group did not retain any attendant risks or benefits, as specified below:

	Millions of Euros
Derecognized Securitized Loans	2011	2010	2009
Securitized mortgage assets	7	24	116
Other securitized assets	128	176	276

Total	135	200	392

13.3 Debt securities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Debt securities	Notes	2011	2010	2009
Government		2,128	2,040	342
Credit institutions		631	6	4
Other sectors		322	177	108

Total gross	7.1	3,081	2,223	453

Valuation adjustments	7.1.8	(12)	(10)	(17)

Total net		3,069	2,213	436

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

14. Held-to-maturity investments

The breakdown of the balance of these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Held-to-Maturity Investments 2011	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	6,520	1	(461)	6,060
Other domestic debt securities	853	—	(65)	788
Issue by credit institutions	255	—	(11)	244
Issue by other issuers	598	—	(54)	544

Subtotal	7,373	1	(526)	6,848

Foreign Debt Securities

Government and other government agency debt securities	3,376	9	(236)	3,149

Other debt securities	206	3	(16)	193

Subtotal	3,582	12	(252)	3,342

Total	10,955	13	(778)	10,190

	Millions of Euros
Held-to-Maturity Investments 2010	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	6,611	2	(671)	5,942
Other domestic debt securities	892	—	(63)	829
Issue by credit institutions	290	—	(13)	277
Issue by other issuers	602	—	(50)	552

Subtotal	7,503	2	(734)	6,771

Foreign Debt Securities

Government and other government agency debt securities	2,181	10	(20)	2,171

Issue by credit institutions	262	6	(21)	247

Subtotal	2,443	16	(41)	2,418

Total	9,946	18	(775)	9,189

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
Held-to-Maturity Investments 2009	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	1,674	21	(13)	1,682
Other domestic debt securities	952	8	(18)	942

Subtotal	2,626	29	(31)	2,624

Foreign Debt Securities

Government and other government agency debt securities	2,399	64	(7)	2,456

Other debt securities	412	7	(6)	413

Subtotal	2,811	71	(13)	2,869

Total	5,437	100	(44)	5,493

The foreign securities held by the Group as of December 31, 2011, 2010 and 2009 as held-to-maturity investments portfolio correspond basically to European issuers.

After analyzing the unrealized losses, it was decided that, with the exception of those recognized for Greece’s sovereign debt, the rest were temporary, as the interest payment dates of all the securities have been satisfied; and because there is no evidence that the issuer will not continue to comply with the payment obligations, nor that future payments of both principal and interests will not be sufficient to recover the cost of the debt securities.

The following is a summary of the gross changes in 2011, 2010 and 2009 under this heading in the accompanying consolidated balance sheets:

		Millions of Euros
Held-to-Maturity Investments Changes on the Period	Notes	2011	2010	2009
Balance at the beginning		9,947	5,438	5,285

Acquisitions		—	4,969	426
Reclassifications		1,817	—	—
Redemptions and others		(808)	(460)	(273)

Balance at the end		10,956	9,947	5,438

Impairment	7.1.8	(1)	(1)	(1)

Total		10,955	9,946	5,437

In the third quarter of 2011, some debt securities amounting to €1,817 million were reclassified from “Available-for-sale financial assets” to “Held-to-maturity investments”, as the intention of the Group had changed with respect to some of the sovereign debt securities due to the current market situation (see Note 7.1.5.).

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Information about the fair value and carrying amounts of these reclassified financial assets is given here:

	Millions of Euros
	As of Reclassification date		As of December 31, 2011
Debt Securities reclassified to “Held to Maturity Investments”	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Italy sovereign debt	1,739	1,739	1,749	1,645
Greece sovereign debt	56	56	63	28
Portugal sovereign debt	22	22	23	22

Total	1,817	1,817	1,835	1,695

The changes in fair value recognized in “Total Equity – Valuation adjustments”, for the reclassified financial assets are as follows:

	Millions of Euros
Change in Fair Value Recognised	From January 01, 2011 to reclassification	2010
Italy sovereign debt	(11)	(69)
Greece sovereign debt	(13)	(30)
Portugal sovereign debt	(1)	(2)

Total	(25)	(101)

The following table presents the amount recognized in the 2011 income statement from the valuation at amortized cost of the reclassified financial assets, as well as the impact recognized on the income statement and under the heading “Total Equity – Valuation adjustments”, as of December 31, 2011, if the reclassification was not performed.

	Millions of Euros
	Recognized in	Effect of not Reclassifying
Effect on Income Statement and Other Comprehensive Income	Income Statement	Income Statement	Equity “Valuation Adjustments”
Greece sovereign debt	(6)	—	(92)
Greece sovereign debt (*)	(64)	(63)	(29)
Portugal sovereign debt	(1)	—	—

Total	(71)	(63)	(121)

(*)	Includes the impact on income statement for the impairment recognized after the reclassification

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

With respect to these reclassified values, the undiscounted future cash flows that, at the date of reclassification, were expected to be recovered, are indicated below:

		Millions of Euros
		Estimated Cash Flows (Millions of Euros)
Debt Securities reclassified to “Held to Maturity Investments”	Effective Interest Rate %	Reclassified Amount	Amortised Cost Valuation
Italy sovereign debt	3.79	1,739	61
Greece sovereign debt	2.12	56	69
Portugal sovereign debt	3.34	22	3

Total	2.91	1,817	133

15. Hedging derivatives (receivable and payable) and Fair-value changes of the hedged items in portfolio hedges of interest-rate risk

The balance of these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Hedging derivatives and Fair value changes of the hedged items in portfolio hedges of interest rate risk	2011	2010	2009
ASSETS –
Fair value changes of the hedged items in portfolio hedges of interest rate risk	146	40	—
Hedging derivatives	4,552	3,563	3,595

LIABILITIES –
Fair value changes of the hedged items in portfolio hedges of interest rate risk	—	(2)	—
Hedging derivatives	2,710	1,664	1,308

As of December 31, 2011, 2010 and 2009, the main positions hedged by the Group and the derivatives assigned to hedge those positions were:

•	Fair value hedge:

•	Available-for-sale fixed-interest debt securities: This risk is hedged using interest-rate derivatives (fixed-variable swaps).

•	Long-term fixed-interest debt securities issued by the Group: This risk is hedged using interest-rate derivatives (fixed-variable swaps).

•	Available-for-sale equity instruments: This risk is hedged using equity swaps.

•	Fixed-interest loans: This risk is hedged using interest-rate derivatives (fixed-variable swaps).

•

Fixed-interest deposit portfolio hedges: This risk is hedged using fixed-variable swaps and interest-rate options. The valuation of the deposit hedges corresponding to interest-rate risk is recognized under the heading “Changes in the fair value of the hedged items in the portfolio hedges of interest-rate risk.”

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

•	Cash-flow hedges: Most of the hedged items are floating interest-rate loans. This risk is hedged using foreign-exchange and interest-rate swaps.

•

Net foreign-currency investment hedges: The risks hedged are foreign-currency investments in the Group’s subsidiaries based abroad. This risk is hedged mainly with foreign-exchange options and forward currency purchases.

Note 7 analyzes the Group’s main risks that are hedged using these financial instruments.

The details by hedged risk of the fair value of the hedging derivatives recognized in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
Hedging Derivatives by Markets and Transaction Type 2011	Currency Risk	Interest Rate Risk	Equity Price Risk	Other Risks	Total
OTC markets
Credit institutions
Fair value hedge	—	1,679	27	3	1,709
Of which: Macro hedge	—	(331)	—	—	(331)
Cash flow hedge	(45)	89	—	—	44
Net investment in a foreign operation hedge	(2)	—	—	—	(2)

Subtotal	(47)	1,767	27	3	1,751

Other financial Institutions
Fair value hedge	—	93	—	—	93
Of which: Macro hedge	—	(41)	—	—	(41)
Cash flow hedge	(2)	—	—	—	(2)
Net investment in a foreign operation hedge	—	—	—	—	—

Subtotal	(2)	93	—	—	91

Other sectors
Fair value hedge	—	17	(1)	—	16
Of which: Macro hedge	—	(6)	—	—	(6)
Cash flow hedge	—	(16)	—	—	(16)
Net investment in a foreign operation hedge	—	—	—	—	—

Subtotal	—	1	(1)	—	—

Total	(49)	1,861	26	3	1,842

Of which:
Asset Hedging Derivatives	34	4,474	41	3	4,552

Liability Hedging Derivatives	(83)	(2,612)	(15)	—	(2,710)

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
Hedging Derivatives by Markets and Transaction Type 2010	Currency Risk	Interest Rate Risk	Equity Price Risk	Other Risks	Total
OTC markets
Credit institutions
Fair value hedge	—	1,645	7	3	1,655
Of which: Macro hedge	—	(282)	—	—	(282)
Cash flow hedge	(4)	160	—	—	156
Net investment in a foreign operation hedge	3	(6)	—	—	(3)

Subtotal	(1)	1,799	7	3	1,808

Other financial Institutions
Fair value hedge	—	109	5	—	114
Of which: Macro hedge	—	(20)	—	—	(20)
Cash flow hedge	—	(1)	—	—	(1)
Net investment in a foreign operation hedge	—	—	—	—	—

Subtotal	—	108	5	—	113

Other sectors
Fair value hedge	—	(12)	—	—	(12)
Of which: Macro hedge	—	(2)	—	—	(2)
Cash flow hedge	—	(10)	—	—	(10)
Net investment in a foreign operation hedge	—	—	—	—	—

Subtotal	—	(22)	—	—	(22)

Total	(1)	1,885	12	3	1,899

Of which:
Asset Hedging Derivatives	14	3,486	60	3	3,563

Liability Hedging Derivatives	(15)	(1,601)	(48)	—	(1,664)

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
Hedging Derivatives by Markets and Transaction Type 2009	Currency Risk	Interest Rate Risk	Equity Price Risk	Other Risks	Total
OTC markets
Credit institutions
Fair value hedge	—	1,985	(32)	—	1,953
Cash flow hedge	17	258	(4)	(4)	267
Net investment in a foreign operation hedge	1	(27)	—	—	(26)

Subtotal	18	2,216	(36)	(4)	2,194

Other financial Institutions
Fair value hedge	—	123	(21)	—	102

Subtotal	—	123	(21)	—	102

Other sectors
Fair value hedge	—	(9)	—	—	(9)

Subtotal	—	(9)	—	—	(9)

Total	18	2,330	(57)	(4)	2,287

Of which:
Asset Hedging Derivatives	22	3,492	81	—	3,595

Liability Hedging Derivatives	(4)	(1,162)	(138)	(4)	(1,308)

The cash flows forecasts for the coming years for cash flow hedging recognized on the accompanying consolidated balance sheet as of December 31, 2011 are:

	Millions of Euros
Cash Flows of Hedging Instruments	3 Months or Less	From 3 Months to 1 Year	From 1 to 5 Years	More than 5 Years	Total
Receivable cash inflows	54	157	591	1,304	2,106
Payable cash outflows	54	144	556	1,733	2,487

The cash flows indicated above will impact the consolidated income statements until 2055. The amounts previously recognized in equity from cash flow hedge that were removed from equity and included in consolidated income statement in the heading “Gains or losses of financial assets and liabilities (net)” or in the heading “Exchange differences (net)” during the years 2011, 2010 and 2009 reached €32 million, €34 million and €11 million, respectively.

The amount for derivatives designated as accounting hedges that did not pass the effectiveness test in 2011, 2010 and 2009 was not significant.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

16. Non-current assets held for sale and liabilities associated with non-current assets held for sale

The composition of the balance under the heading “Non-current assets held for sale” in the accompanying consolidated balance sheets, broken down by the origin of the assets, is as follows:

	Millions of Euros
Non-Current Assets Held-for-Sale Breakdown by type of Asset	2011	2010	2009
From:
Property, plants and equipment	195	252	397
Buildings for own use	130	188	313
Operating leases	65	64	84
Foreclosures and recoveries	2,191	1,513	861
Foreclosures	2,048	1,427	795
Recoveries from financial leases	143	86	66
Accrued amortization (*)	(60)	(79)	(41)
Impairment losses	(236)	(157)	(167)

Total	2,090	1,529	1,050

(*)	Until classified as non-current assets held for sale

As of December 31, 2011, 2010 and 2009, there were no liabilities associated with non-current assets held for sale.

The changes in the balances under this heading in 2011, 2010 and 2009 are as follows:

	Millions of Euros
2011	Foreclosed	Recovered Assets from Operating Lease	From Own Use Assets (*)	Total
Cost –
Balance at the beginning	1,427	86	173	1,686
Additions	1,326	91	99	1,516
Contributions from merger transactions	17	3	—	19
Retirements	(670)	(31)	(140)	(841)
Transfers	(53)	29	(32)	(55)

Balance at the end	2,048	178	100	2,325

Impairment –
Balance at the beginning	122	16	20	157
Additions	384	21	4	408
Retirements	(90)	(5)	(1)	(97)
Transfers	(229)	—	(5)	(233)

Balance at the end	187	32	17	236

Total	1,861	146	83	2,090

(*)	Until classified as non-current assets held for sale

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
2010	Foreclosed	Recovered Assets from Operating Lease	From Own Use Assets (*)	Total
Cost –
Balance at the beginning	748	64	406	1,217
Additions	1,407	106	—	1,513
Contributions from merger transactions	—	—	—	—
Retirements	(671)	(64)	(282)	(1,017)
Transfers	(56)	(19)	49	(27)

Balance at the end	1,427	86	173	1,686

Impairment –
Balance at the beginning	124	10	33	167
Additions	198	11	12	221
Retirements	(32)	(3)	(9)	(44)
Transfers	(169)	(2)	(16)	(188)

Balance at the end	122	16	20	157

Total	1,306	70	153	1,529

(*)	Until classified as non-current assets held for sale

	Millions of Euros
2009	Foreclosed	Recovered Assets from Operating Lease	From Own Use Assets (*)	Total
Cost –
Balance at the beginning	364	27	116	506
Additions	701	100	117	919
Contributions from merger transactions	—	—	—	—
Retirements	(245)	(79)	(456)	(780)
Transfers	(74)	15	629	572

Balance at the end	746	63	406	1,217

Impairment –
Balance at the beginning	49	7	6	62
Additions	105	12	17	134
Retirements	(3)	(2)	(2)	(7)
Transfers	(8)	—	(14)	(22)

Balance at the end	143	17	7	167

Total	603	47	399	1,050

(*)	Until classified as non-current assets held for sale

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

16.1 From tangible assets for own use

The most significant changes in the balance under the heading “Non-current assets held for sale – From tangible assets for own use”, in 2011, 2010 and 2009, were a result of the following operations:

In 2009, 1,150 properties (offices and other singular buildings) belonging to the Group in Spain were reclassified to this heading at a carrying amount of €426 million; as of December 31, 2008, they were recorded under the heading “Tangible assets – Property, plants and equipment – For own use” of the consolidated balance sheets (see Note 19). A sales plan has been established for these properties.

In 2011, 2010 and 2009, the Bank sold 4, 164 and 971, properties in Spain, to investors not related to the BBVA Group for a total price of €79, €404 and €1,263 million, respectively; at market prices and without making funds available to the buyers to pay the price of these transactions.

At the same time, the Bank signed long-term operating leases with the buyers of the properties (10, 15, 20, 25 and 30 years, which were renewable under certain conditions. The amount of the annual initial income from the properties under these operating leases reached €122 million, though this income is updated annually based on the conditions established in said contracts.

In 2011, 2010 and 2009, the amounts registered under this item in the accompanying consolidated income statements under this heading were €138, €113 and €31 million, respectively (see Note 46.2).

In the sales agreements for said properties, purchase options on behalf of the Bank were included upon the termination of the respective operating lease contracts; the exercise price of the option will be determined by an independent expert on a case-by-case basis. As a result, the Bank considered these sales as firm sales and registered the profits for this item under market conditions of €67, €273 and €914 million, under the headings “Gains (losses) in non-current assets held for sale not classified as discontinued operations” in the accompanying consolidated income statements for 2011, 2010 and 2009 (see Note 52).

The current value of the future minimum payments the Bank will incur in the effective period of the operating lease contracts, as of December 31, 2011, is €112 million in 1 year, €364 million between 2 and 5 years and €652 million in more than 5 years.

16.2 From foreclosures or recoveries

As of December 31, 2011, 2010 and 2009, the balance under the heading “Non-current assets held for sale – Foreclosures or recoveries” was made up of €1,703, €1,105 and €441 million of assets for residential use, €290, €214 and €209 million of assets for tertiary use (industrial, commercial or offices) and €14, €10 and €27 million of assets for agricultural use, respectively.

As of December 31, 2011, 2010 and 2009, mean maturity of the assets through foreclosures or recoveries was less than 2 years.

In 2011, 2010 and 2009, some of the sales operations of these assets were financed by Group entities. The amount of the loans granted to the buyers of these assets over 2011, 2010 and 2009 was €163, €193 and €40 million, respectively, with a mean percentage financed of 93%, 90% and 90%, respectively, of the price of sale.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

As of December 31, 2011, 2010 and 2009, the amount of gains from the sale of assets financed by Group entities (and, therefore, are not recognized consolidated income statements), reached €30, €32 and €32 million, respectively.

17. Investments in entities accounted for using the equity method

The breakdown of the balances of “Investments in entities accounted for using the equity method” in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Investments in Entities Accounted for Using the Equity Method	2011	2010	2009
Associate entities	5,567	4,247	2,614
Jointly controlled entities	276	300	308

Total	5,843	4,547	2,922

17.1 Associates

The following table shows the carrying amount of the most significant of the Group’s investments in associates:

	Millions of Euros
Investments in Entities Accounted for Using the Equity Method	2011	2010	2009
Grupo CITIC (*)	5,387	4,022	2,296
Tubos Reunidos, S.A. (**)	51	51	52
BBVA Elcano Empresarial II, S.C.R.R.S., S.A.	23	37	49
BBVA Elcano Empresarial, S.C.R.R.S., S.A.	23	37	49
Occidental Hoteles Management, S.L. (***)	—	—	84
Rest of associate	83	100	84

Total	5,567	4,247	2,614

(*)	The goodwil amounted to €1,696 million as of December 31 2011
(**)	Company that quoted in Madrid’s stock exchange market.
(***)	Since November 2010 the company had been accounted from associated to jointly controlled entities.

Appendix IV shows the details of the associates as of December 31, 2011.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The following is a summary of the gross changes in 2011, 2010 and 2009 under this heading in the accompanying consolidated balance sheets:

	Millions of Euros
Associates Entities. Changes in the Year Breakdown of Goodwill	2011	2010	2009
Balance at the beginning	4,247	2,614	894

Acquisitions and capital increases (*)	425	1,210	53
Disposals	(20)	(9)	(2)
Transfers and others (**)	915	432	1,669

Balance at the end	5,567	4,247	2,614

Of which:
Goodwill	1,700	1,574	844

CITIC Group	1,696	1,570	841
Rest	4	4	3

(*)

The change of 2011 correspond basically to the capital increase on CNCB at which the Group attended to maintain their percentage of participation, with a payment of €425 million. The change of 2010 correspond basically to the acquisition of 4.93% of CNCB formalized in April 2010.

(**)

The changes of 2011 and 2010 correspond principally to the good and recurrent results in CNCB together with the positive evolution of the exchange rates. The change of 2009 correspond to the reclassification from the heading “Available-for-sale financial assets” of CNCB.

Agreement with the CITIC Group –

The BBVA Group’s investment in the CITIC Group includes the investment in Citic International Financial Holdings Limited (“CIFH”) and China National Citic Bank (“CNCB”). As of December 31, 2011, BBVA had a 29.68% holding in CIFH and 15% in CNCB.

As of December 31, 2011, the BBVA Group maintained several agreements with the CITIC Group that were strategic for both: for BBVA, as financial activity could be developed in continental China through this alliance and, for CNCB, as it allows CITIC to develop its international business. The BBVA Group has the status of “sole strategic investor” in CNCB.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

17.2 Investments in jointly-controlled entities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Jointly Controlled Entities	2011	2010	2009
Corporación IBV Participaciones Empresariales S.A.	78	71	157
Occidental Hoteles Management, S.L.	68	88	—
Fideicomiso F/403853-5 BBVA Bancomer SºS ZIBAT	20	22	20
I+D Mexico, S.A.	16	22	15
Fideicomiso Hares BBVA Bancomer F/47997-2 (*)	—	—	15
Fideicomiso F/70413 Mirasierra	12	14	12
Fideicomiso F/402770-2 Alamar	10	11	10
Fideicomiso F/403112-6 Dos lagos	10	11	9
Altitude Software SGPS, S.A.	10	10	9
Las Pedrazas Golf, S.L.	7	10	—

Rest	45	41	61

Total	276	300	308

Of which
Goodwill	9	9	5

(*)	Since august 2010 the company had been accounted from jointly controlled entities to fully consolidated subsidiary.

If the jointly-controlled entities accounted for using equity method had been accounted for by the proportionate method, the effect on the Group’s main consolidated figures as of December 31, 2011, 2010 and 2009 would have been as follows:

	Millions of Euros
Jointly Controlled Entities. Effect on the Group’s main figures	2011	2010	2009
Assets	1,025	1,062	863
Liabilities	703	313	469
Net operating income	28	15	(12)

Details of the jointly-controlled entities consolidated using the equity method as of December 31, 2011 are shown in Appendix IV.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

17.3 Associates and jointly-controlled entities accounted for by the equity method

The following table provides relevant information of the balance sheet and income statement of associates and jointly-controlled entities accounted for using the equity method as of December 31, 2011, 2010 and 2009, respectively (see Appendix IV).

	Millions of Euros
Associates and Jointly Controlles Entities	2011 (*)		2010 (*)		2009 (*)
Financial Main figures	Associates	Jointly Controlled Entities	Associates	Jointly Controlled Entities	Associates	Jointly Controlled Entities
Current Assets	28,789	249	19,979	279	10,611	347
Non-current Assets	18,598	694	17,911	780	8,463	514
Current Liabilities	39,326	152	32,314	179	10,356	108
Non-current Liabilities	8,061	790	5,576	879	8,719	754
Net sales	1,121	158	855	168	605	84
Operating Income	575	28	450	15	244	(12)
Net Income	424	(5)	339	1	166	(14)

(*)	Dates of the company’s financial statements updated at the most recent available information.
Information applying the corresponding ownership and without the corresponding standardization and consolidation adjustments.

17.4 Notifications about acquisition of holdings

Appendix V provides notifications on acquisitions and disposals of holdings in associates or jointly-controlled entities, in compliance with Article 155 of the Corporations Act and Article 53 of the Securities Market Act 24/1988.

17.5 Impairment

No impairment losses on the goodwill of jointly-controlled entities and associated were recognized in 2011 or 2010.

In 2009, €3 million in impairment losses on the goodwill of jointly-controlled entities were recognized, of which most are related to Econta Gestión Integral, S.L.

18. Reinsurance assets

This heading in the accompanying consolidated balance sheets reflects the amounts receivable by consolidated entities from reinsurance contracts with third parties.

	Millions of Euros
Reinsurance Asset	2011	2010	2009
Reinsurance assets	26	28	29

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

19. Tangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

	Millions of Euros
	For Own Use			Total Tangible Asset of Own Use	Investment Properties	Assets Leased out under an Operating Lease	Total
Tangible Assets. Breakdown by Type of Assets and Changes in the year 2011	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles
Cost –
Balance at the beginning	3,406	215	5,455	9,075	1,841	1,015	11,931

Additions	134	247	533	914	98	301	1,314
Retirements	(38)	(36)	(157)	(231)	(15)	(72)	(318)
Acquisition of subsidiaries in the year	187	3	176	367	14	97	477
Disposal of entities in the year	—	—	—	—	—	—	—
Transfers	59	(73)	(17)	(31)	—	(206)	(237)
Exchange difference and other	(8)	(3)	162	150	(26)	64	188

Balance at the end	3,740	353	6,152	10,244	1,911	1,199	13,355

Accrued depreciation –
Balance at the beginning	889	—	3,747	4,636	66	272	4,974

Additions (Note 47)	96	—	399	495	10	8	512
Retirements	(13)	—	(126)	(139)	(1)	(40)	(180)
Acquisition of subsidiaries in the year	31	—	128	159	—	13	172
Disposal of entities in the year	—	—	—	—	—	—	—
Transfers	3	—	(18)	(15)	—	(105)	(121)
Exchange difference and other	31	—	119	150	(27)	206	329

Balance at the end	1,037	—	4,248	5,285	49	353	5,687

Impairment –
Balance at the beginning	31	—	—	31	206	19	256

Additions	5	—	3	8	73	—	80
Retirements	(1)	—	(4)	(5)	(1)	(8)	(13)
Acquisition of subsidiaries in the year	8	—	—	8	1	—	9
Exchange difference and other	—	—	12	12	(7)	—	6

Balance at the end	43	—	12	54	272	11	338

Net tangible assets –
Balance at the beginning	2,486	215	1,708	4,408	1,569	724	6,701

Balance at the end	2,660	353	1,892	4,905	1,590	835	7,330

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
	For Own Use			Total Tangible Asset of Own Use	Investment Properties	Assets Leased out under an Operating Lease	Total
Tangible Assets. Breakdown by Type of Assets and Changes in the year 2010	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles
Cost –
Balance at the beginning	2,734	435	5,599	8,768	1,803	989	11,560

Additions	194	179	357	730	66	245	1,041
Retirements	(49)	(45)	(156)	(250)	(8)	(2)	(260)
Acquisition of subsidiaries in the year	—	—	—	—	—	—	—
Disposal of entities in the year	—	—	—	—	—	—	—
Transfers	387	(335)	(81)	(29)	32	(221)	(218)
Exchange difference and other	140	(19)	(264)	(144)	(52)	4	(192)

Balance at the end	3,406	215	5,455	9,075	1,841	1,015	11,931

Accrued depreciation –
Balance at the beginning	750	—	3,818	4,568	53	265	4,886

Additions (Note 47)	86	—	362	448	15	7	470
Retirements	(6)	—	(142)	(148)	(1)	(1)	(150)
Acquisition of subsidiaries in the year	—	—	—	—	—	—	—
Disposal of entities in the year	—	—	—	—	—	—	—
Transfers	27	—	(47)	(20)	(1)	(110)	(131)
Exchange difference and other	32	—	(244)	(212)	—	111	(101)

Balance at the end	889	—	3,747	4,636	66	272	4,974

Impairment –
Balance at the beginning	15	—	4	19	116	32	167

Additions	8	—	1	9	83	—	92
Retirements	(2)	—	(5)	(7)	—	(14)	(21)
Acquisition of subsidiaries in the year	—	—	—	—	—	—	—
Exchange difference and other	10	—	—	10	7	1	18

Balance at the end	31	—	—	31	206	19	256

Net tangible assets –
Balance at the beginning	1,969	435	1,777	4,182	1,634	691	6,507

Balance at the end	2,486	215	1,708	4,408	1,569	724	6,701

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
	For Own Use			Total tangible asset of Own Use	Investment Properties	Assets Leased out under an Operating Lease	Total
Tangible Assets. Breakdown by Type of Assets and Changes in the year 2009	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles
Cost –
Balance at the beginning	3,030	422	4,866	8,318	1,786	996	11,100

Additions	120	102	437	659	74	210	943
Retirements	(22)	(73)	(661)	(756)	(35)	(2)	(793)
Acquisition of subsidiaries in the year	—	—	—	—	—	—	—
Disposal of entities in the year	—	—	—	—	—	—	—
Transfers	(747)	(16)	(23)	(786)	(11)	(212)	(1,009)
Exchange difference and other	353	—	980	1,333	(11)	(3)	1,319

Balance at the end	2,734	435	5,599	8,768	1,803	989	11,560

Accrued depreciation –
Balance at the beginning	729	—	3,128	3,857	45	259	4,161

Additions (Note 47)	66	—	349	415	11	8	434
Retirements	(15)	—	(511)	(526)	—	(1)	(527)
Acquisition of subsidiaries in the year	—	—	—	—	—	—	—
Disposal of entities in the year	—	—	—	—	—	—	—
Transfers	(253)	—	(15)	(268)	(2)	(103)	(373)
Exchange difference and other	223	—	867	1,090	(1)	102	1,191

Balance at the end	750	—	3,818	4,568	53	265	4,886

Impairment –
Balance at the beginning	16	—	3	19	8	5	32

Additions	7	—	17	24	93	38	155
Retirements	(2)	—	(17)	(19)	(1)	—	(20)
Acquisition of subsidiaries in the year	—	—	—	—	—	—	—
Exchange difference and other	(6)	—	1	(5)	16	(11)	—

Balance at the end	15	—	4	19	116	32	167

Net tangible assets –
Balance at the beginning	2,285	422	1,735	4,442	1,734	732	6,908

Balance at the end	1,969	435	1,777	4,182	1,634	691	6,507

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The reduction in the balance under the heading “Tangible assets – For own use – Land and buildings” in 2009 is mainly the result of the transfer of some properties owned by the Bank in Spain to the heading “Non-current assets held for sale”, as mentioned in Note 16.

As of December 31, 2011, 2010 and 2009, the totally amortized intangible assets still in use amounted to €1,572, €480 and €1,583 million, respectively.

The main activity of the Group is carried out through a network of bank branches located geographically as shown in the following table:

	Number of Branches
Bank Branches by Geographical Location	2011	2010	2009
Spain	3,016	3,024	3,055
Mexico	1,999	1,985	1,987
South America	1,567	1,456	1,495
The United States	746	752	785
Rest of the world (*)	129	144	144

Total	7,457	7,361	7,466

(*)	Garanti branches are not included

The following table shows the detail of the net carrying amount of the tangible assets corresponding to Spanish or foreign entities as of December 31, 2011, 2010 and 2009:

	Millions of Euros
Tangible Assets by Spanish and Foreign Subsidiaries Net Assets Values	2011	2010	2009
Foreign subsidiaries	3,301	2,741	2,473
BBVA and Spanish subsidiaries	4,029	3,960	4,034

Total	7,330	6,701	6,507

The amount of tangible assets under financial lease schemes on which it is expected to exercise the purchase option was insignificant as of December 31, 2011, 2010 and 2009.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

20. Intangible assets

20.1 Goodwill

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the cash-generating units (“CGU”) that originated them, is as follows:

	Millions of Euros
‘Goodwill. Breakdown by CGU and Changes of the year 2011	Balance at the Beginning	Additions	Exchange Difference	Impairment	Rest	Balance at the End
The United States	5,773	—	79	(1,444)	1	4,409
Turkey	—	1,384	(122)	—	—	1,262
Mexico	678	11	(57)	—	—	632
Colombia	236	—	4	—	—	240
Chile	202	—	(14)	—	—	188
Rest	60	7	—	—	—	67

Total	6,949	1,402	(110)	(1,444)	1	6,798

	Millions of Euros
‘Goodwill. Breakdown by CGU and Changes of the year 2010	Balance at the Beginning	Additions	Exchange Difference	Impairment	Rest	Balance at the End
The United States	5,357	—	418	—	(2)	5,773
Mexico	593	—	85	—	—	678
Colombia	205	—	31	—	—	236
Chile	173	—	29	—	—	202
Rest	68	1	1	(13)	3	60

Total	6,396	1	564	(13)	1	6,949

	Millions of Euros
‘Goodwill. Breakdown by CGU and Changes of the year 2009	Balance at the Beginning	Additions	Exchange Difference	Impairment	Rest	Balance at the End
The United States	6,676	—	(226)	(1,097)	4	5,357
Mexico	588	—	9	—	(4)	593
Colombia	193	—	12	—	—	205
Chile	143	—	30	—	—	173
Rest	59	—	—	—	9	68

Total	7,659	—	(175)	(1,097)	9	6,396

United States –

The most significant goodwill of the Group corresponds to the CGU of the United States (including Puerto Rico) and is equal to its value in use. This is calculated as the discounted value of the cash flow projections that the Group’s Management estimates based on the latest budgets available for the next five years.

As of December 31, 2011, the Group used a sustainable growth rate of 4.0%, (4.2% and 4.3% as of December 31, 2010 and 2009, respectively) to extrapolate the cash flows in perpetuity which was based on the US real GDP growth rate. The rate used to discount the cash flows is the cost of capital

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

assigned to the CGU, and stood at 11.4% as of December 31, 2011 (11.4% and 11.2% as of December 31, 2010 and 2009, respectively), which consists of the free risk rate plus a risk premium.

Turkey –

As stated in Note 3, in 2011 the Group acquired 25.01% of the share capital of the Turkish bank Garanti. This acquisition has involved the provisional recognition at the time of the purchase of €1,384 million in goodwill on the acquisition date. The calculation of this goodwill is subject to change, since the fair values are being calculated according to the purchase method set out in IFRS-3, and they may be modified during a period of up to one year from the acquisition date (March 2011).

The detail of the carrying amount of the consolidated assets and liabilities of the Garanti Group previous to its acquisition and the corresponding fair values, gross of tax, which according to the acquisition method have been estimated provisionally at the moment of purchase, is as follows:

	Millions of euros
Valuation and calculation of goodwill for the acquisition of 25.01% stake in Garanti	Carrying Amount	Fair Value
Acquisition cost (A)(*)		3,650

Value of the 25.01% of Garanti at the moment of the acquisition
Cash	536	536
Loans and receivables	9,640	9,479
Financial assets	4,051	4,103
Tangible assets	176	243
Intangibles assets obtained from previous business combinations	4	—
Intangible assets identify at the date of the business combination (**)	—	589
Other assets	837	836
Financial liabilities	(12,466)	(12,475)
Other liabilities	(967)	(967)
Non-recognised contingent liabilities	—	—
Deferred tax	28	(78)

Total fair value of assets and liabilities acquired (b)	1,840	2,266

Goodwill (A) – (B)		1,384

(*)	Cost of acquisition is the price paid net of the amount of hedges, dividends declared and the value of the control premium that is included in the purchase agreement (see Note 3).
(**)	The amount of intangible assets identified at the time of purchase, mainly corresponds to the goodwill allocated to the mark and the “core deposits.”

The valuations are being conducted by independent experts, applying different valuation methods on the basis of each asset and liability. The valuation methods used are: based on the present value of the cash flows that business or asset is expected to generate in the future, the Market Transaction Method and the Cost Method.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Impairment tests –

As described in Note 2.2.8, the cash-generating units to which goodwill has been allocated are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually and always if there is any indication of impairment. These estimates have been verified by independent experts, not by the Group’s accounts auditor.

The Group performed the necessary goodwill impairment tests with the following results:

•

As of December 31, 2011: Impairment losses of €1,444 million have been estimated in the United States cash-generating unit which have been recognized under “Impairment losses on other assets (net) – Goodwill and other intangible assets” in the accompanying consolidated income statement for 2011 (see Note 50). This loss has been attributed to a lower forecast of the benefits expected from this CGU in relation to those anticipated initially due to the fact that:

•

the economic recovery is slower than expected and demand for loans is lower than forecasted; this, together with the low interest rate prediction all imply a slowdown in net interest income growth below the initial expectations; and

•

growing regulatory pressure, with the implementation of new regulations, will imply lower-than-expected fee income, basically for cards, while operating costs will rise with respect to the expectations.

Both the US CGU’s fair values and the fair values assigned to its assets and liabilities are based on the estimates and assumptions that the Group’s Management has deemed most likely given the circumstances. However, some changes to the valuation assumptions used could result in differences in the impairment test result.

If the discount rate had increased or decreased by 50 basis points, the difference between the carrying amount and its recoverable amount would have increased or decreased by up to €585 million and €671 million, respectively. If the growth rate had increased or decreased by 50 basis points, the difference between the carrying amount and its recoverable amount would have increased or decreased by €517 million and €452 million, respectively.

•

As of December 31, 2010: There were no indications of impairment in the goodwill recognized by the Group as of that date, except for the insignificant impairment estimated on the goodwill of investments in Rentrucks, Alquiler y Servicios de Transportes, S.A. and in BBVA Finanzia SpA (for €9 and €4 million, respectively).

•

As of December 31, 2009: Impairment losses of €1,097 million have been estimated in the United States cash-generating unit which have been recognized under “Impairment losses on other assets (net) – Goodwill and other intangible assets” in the accompanying consolidated income statement for 2009 (see Note 50). This loss was attributed to the significant decline in economic and credit conditions in the states in which the Group operates in the United States.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

20.2 Other intangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

	Millions of Euros
Other Intangible Assets	2011	2010	2009
Computer software acquisition expenses	1,138	749	464
Other deferred charges	34	28	29
Other intangible assets	708	282	360
Impairment	(1)	(1)	(1)

Total	1,879	1,058	852

		Millions of Euros
Other Intangible Assets. Changes Over the Period	Notes	2011	2010	2009
Balance at the beginning		1,058	852	780

Additions		1,201	458	362
Amortization in the year	47	(334)	(291)	(262)
Exchange differences and other		(46)	39	(28)
Impairment	50	—	—	—

Balance at the end		1,879	1,058	852

The increase of the additions to the table above in 2011 with respect to previous years is due, primarily, to the intangible assets recognized for the Garanti purchase transaction.

As of December 31, 2011, 2010 and 2009, the totally amortized intangible assets still in use amounted to €224, €294 and €1,061 million, respectively.

21. Tax assets and liabilities

21.1 Consolidated tax group

Pursuant to current legislation, the BBVA Consolidated Tax Group includes the Bank as the Parent company, and, as subsidiaries, the Spanish subsidiaries that meet the requirements provided for under Spanish legislation regulating the taxation regime for the consolidated net income of corporate groups.

The Group’s other banks and subsidiaries file tax returns in accordance with the tax legislation in force in each country.

21.2 Years open for review by the tax authorities

The years open to review in the BBVA Consolidated Tax Group as of December 31, 2011 are 2007 and following for the main taxes applicable.

The rest of the Spanish consolidated entities in general have the last four years open for inspection by the tax authorities for the main taxes applicable, except for those in which there has been an interruption of the limitation period due to the start of an inspection.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

In 2011, as a result of action by the tax authorities, tax inspections proceedings were instituted for the years since (and including) 2006, some of which were contested. After considering the temporary nature of certain of the items assessed in the proceedings, provisions were set aside for the liabilities, if any, that might arise from these assessments according to our best estimates.

In view of the varying interpretations that can be made of the applicable tax legislation, the outcome of the tax inspections of the open years that could be conducted by the tax authorities in the future could give rise to contingent tax liabilities which cannot be objectively quantified at the present time. However, the Banks’ Board of Directors and its tax advisers consider that the possibility of these contingent liabilities becoming actual liabilities is remote and, in any case, the tax charge which might arise therefore would not materially affect the Group’s accompanying consolidated financial statements for 2011.

21.3 Reconciliation

The reconciliation of the Group’s corporate tax expense resulting from the application of the standard tax rate and the expense registered by this tax in the accompanying consolidated income statements is as follows:

	Millions of Euros
Reconciliation of the Corporate Tax Expense Resulting from the Application of the Standard Rate and the Expense Registered by this Tax	2011	2010	2009
Corporation tax (30%)	1,131	1,927	1,721
Decreases due to permanent differences:	(914)	(559)	(633)
Tax credits and tax relief at consolidated Companies	(169)	(180)	(223)
Other items (net)	(745)	(379)	(410)
Net increases (decreases) due to temporary differences	262	(19)	96

Charge for income tax and other taxes	479	1,349	1,184

Deferred tax assets and liabilities recorded (utilized)	(262)	19	(96)

Income tax and other taxes accrued in the period	217	1,368	1,088

Adjustments to prior years’ income tax and other taxes	68	59	53

Income tax and other taxes	285	1,427	1,141

The effective tax rate for the Group in 2011, 2010 and 2009 is as follows:

	Millions of Euros
Effective Tax Rate	2011	2010	2009
Income from:
Consolidated Tax Group	487	2,398	4,066
Other Spanish Entities	2	(70)	(77)
Foreign Entities	3,281	4,094	1,747

Total	3,770	6,422	5,736

Income tax and other taxes	285	1,427	1,141

Effective Tax Rate	7.55%	22.22%	19.89%

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

In 2011, it presented an effective tax rate that was lower than in previous years due, primarily, to the greater contribution in comparable terms of the income with low or zero tax rate (especially dividends and earnings from entities by the equity method) and of the earnings of foreign entities (especially in the Americas and Garanti) where tax rates are low.

21.4 Tax recognized in equity

In addition to the income tax recognized in the accompanying consolidated income statements, the Group has recognized the following tax charges for these items in the consolidated equity:

	Millions of Euros
Tax Recognized in Total Equity	2011	2010	2009
Charges to total equity
Debt securities	—	—	(276)
Equity instruments	(75)	(354)	(441)

Subtotal	(75)	(354)	(717)

Credits to total equity (*)
Debt securities and others	234	192	1

Subtotal	234	192	1

Total	159	(162)	(716)

(*)	Tax asset credit to total equity as of December 31, 2010, due primarily to debt instruments unrealized losses.

21.5 Deferred taxes

The balance under the heading “Tax assets” in the accompanying consolidated balance sheets includes the tax receivables relating to deferred tax assets; the balance under the heading “Tax liabilities” includes the liabilities relating to the Group’s various deferred tax liabilities.

The details of the most important tax assets and liabilities are as follows:

	Millions of Euros
Tax Assets and Liabilities	2011	2010	2009
Tax assets –
Current	1,509	1,113	1,187
Deferred	6,332	5,536	5,086
Pensions	1,317	1,392	1,483
Portfolio	2,143	1,546	987
Other assets	257	234	221
Impairment losses	1,673	1,648	1,632
Other	636	699	737
Tax losses	306	17	26

Total	7,841	6,649	6,273

Tax Liabilities –
Current	772	604	539
Deferred	1,558	1,591	1,669
Portfolio	1,008	1,280	1,265
Charge for income tax and other taxes	549	311	404

Total	2,330	2,195	2,208

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

As of December 31, 2011, 2010 and 2009, the estimated balance of temporary differences in connection with investments in subsidiaries, branches and associates and investments in jointly controlled entities was €527, €503 and €432 million, respectively.

22. Other assets and liabilities

The breakdown of the balance of these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other Assets and Liabilities	2011	2010	2009
ASSETS –
Inventories	3,994	2,788	1,933
Of which:
Real estate companies	3,813	2,729	1,930
Transactions in transit	86	26	55
Accrued interest	609	538	581
Unaccrued prepaid expenses	443	402	421
Other prepayments and accrued income	166	136	160
Other items	1,801	1,175	1,383

Total	6,490	4,527	3,952

LIABILITIES –
Transactions in transit	44	58	49
Accrued interest	2,252	2,162	2,079
Unpaid accrued expenses	1,529	1,516	1,412
Other accrued expenses and deferred income	723	646	667
Other items	1,964	847	780

Total	4,260	3,067	2,908

The heading “Inventories” includes the net carrying amount of the purchases of land and property that the Group’s property companies hold for sale or for their business. The amounts reflected under this heading include real estate assets purchased by those companies from distressed customers (mainly in Spain), net of their corresponding impairment. As of December 31, 2011, 2010 and 2009, the accumulated valuation adjustment due to impairment losses on these assets amounted to €1,790, €1,088 and €606 million, respectively.

The principal companies in the Group that engage in real estate business activity and make up nearly the entire amount in the “Inventory” heading of the accompanying consolidated balance sheets are as follows: Anida Operaciones Singulares, S.L.; Anida Desarrollos Inmobiliarios, S.A. and Desarrollo Urbanístico Chamartín, S.A.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

23. Financial liabilities at amortized cost

The breakdown of the balance of these headings in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Financial Liabilities at Amortized Cost	Notes	2011	2010	2009
Deposits from central banks	9	33,147	11,010	21,166
Deposits from credit institutions	23.1	59,356	57,170	49,146
Customer deposits	23.2	282,173	275,789	254,183
Debt certificates	23.3	81,930	85,179	99,939
Subordinated liabilities	23.4	15,419	17,420	17,878
Other financial liabilities	23.5	7,879	6,596	5,624

Total		479,904	453,164	447,936

23.1 Deposits from credit institutions

The breakdown of the balance under this heading in the consolidated balance sheets, according to the nature of the financial instruments, is as follows:

		Millions of Euros
Deposits from Credit Institutions	Notes	2011	2010	2009
Reciprocal accounts		298	140	68
Deposits with agreed maturity		32,859	38,265	30,608
Demand deposits		2,095	1,530	1,273
Other accounts		343	696	733
Repurchase agreements	37	23,452	16,314	16,263

Subtotal		59,047	56,945	48,945

Accrued interest until expiration		309	225	201

Total	23	59,356	57,170	49,146

The breakdown by geographical area and the nature of the related instruments of this heading in the accompanying consolidated balance sheets, disregarding interest accrued pending maturity, is as follows:

	Millions of Euros
Deposits from Credit Institutions 2011	Demand Deposits	Deposits with Agreed Maturity	Repos	Total
Spain	472	8,364	394	9,230
Rest of Europe	399	14,652	12,496	27,547
Mexico	359	1,430	9,531	11,320
South América	251	2,863	478	3,593
The United States	799	4,965	553	6,318
Rest of the world	112	928	—	1,040

Total	2,393	33,202	23,453	59,047

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
Deposits from Credit Institutions 2010	Demand Deposits	Deposits with Agreed Maturity	Repos	Total
Spain	961	7,566	340	8,867
Rest of Europe	151	16,160	6,315	22,626
Mexico	161	3,060	8,645	11,866
South América	195	2,349	349	2,892
The United States	147	6,028	665	6,840
Rest of the world	56	3,799	—	3,855

Total	1,671	38,961	16,314	56,945

	Millions of Euros
Deposits from Credit Institutions 2009	Demand Deposits	Deposits with Agreed Maturity	Repos	Total
Spain	456	6,414	822	7,692
Rest of Europe	382	15,404	4,686	20,472
Mexico	158	854	9,581	10,593
South América	179	722	364	1,265
The United States	150	5,611	811	6,572
Rest of the world	16	2,336	—	2,352

Total	1,341	31,341	16,263	48,945

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

23.2 Customer deposits

The breakdown of this heading of the accompanying consolidated balance sheets, by type of financial instruments, is as follows:

		Millions of Euros
Customer Deposits	Notes	2011	2010	2009
Government and other government agencies		40,602	30,983	15,297

Spanish		4,269	4,484	3,904
Foreign		12,289	13,563	10,995
Repurchase agreements	37	24,016	12,920	389
Accrued interests		28	16	9

Other resident sectors		108,217	116,218	93,190

Current accounts		28,212	18,705	20,243
Savings accounts		16,003	24,521	27,137
Fixed-term deposits		49,105	49,160	35,135
Repurchase agreements	37	14,154	23,197	10,186
Other accounts		35	46	31
Accrued interests		708	589	458

Non-resident sectors		133,355	128,590	145,696

Current accounts		45,742	39,567	33,697
Savings accounts		30,860	26,435	23,394
Fixed-term deposits		49,770	56,752	83,754
Repurchase agreements	37	6,317	5,370	4,415
Other accounts		210	122	103
Accrued interests		456	344	333

Total	23	282,173	275,789	254,183

Of which:
In euros		152,375	151,806	114,066
In foreign currency		129,799	123,983	140,117
Of which:
Deposits from other creditors without valuation adjustment		281,364	275,055	253,566
Accrued interests		809	734	617

The breakdown by geographical area of this heading in the accompanying consolidated balance sheets, by type of instrument and geographical area, disregarding valuation adjustments, is as follows:

	Millions of Euros
Customer Deposits 2011	Demand Deposits	Savings Deposits	Deposits with Agreed Maturity	Repos	Total
Spain	31,249	16,160	51,012	26,509	124,929
Rest of Europe	4,600	1,310	29,571	1,656	37,136
Mexico	16,987	6,804	8,123	4,479	36,393
South America	16,118	11,429	15,670	182	43,399
The United States	14,791	12,768	9,640	—	37,199
Rest of the world	245	234	1,446	—	1,925

Total	83,990	48,705	115,462	32,826	280,981

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
Customer Deposits 2010	Demand Deposits	Savings Deposits	Deposits with Agreed Maturity	Repos	Total
Spain	21,848	24,707	67,838	18,639	133,032
Rest of Europe	3,784	482	18,245	1,609	24,120
Mexico	16,646	7,079	9,582	3,630	36,937
South America	12,039	8,765	14,142	132	35,078
The United States	13,985	11,363	17,147	—	42,495
Rest of the world	357	201	2,621	—	3,179

Total	68,659	52,597	129,575	24,009	274,840

	Millions of Euros
Customer Deposits 2009	Demand Deposits	Savings Deposits	Deposits with Agreed Maturity	Repos	Total
Spain	23,835	27,245	38,370	7,572	97,022
Rest of Europe	2,975	457	18,764	3	22,199
Mexico	12,697	5,809	9,224	4,205	31,935
South America	11,693	7,784	11,407	209	31,093
The United States	11,548	10,146	46,292	—	67,986
Rest of the world	440	181	2,527	—	3,148

Total	63,188	51,622	126,584	11,988	253,382

23.3 Debt certificates (including bonds)

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Debt Certificates	2011	2010	2009
Promissory notes and bills	7,501	13,215	29,582
Bonds and debentures	74,429	71,964	70,357

Total	81,930	85,180	99,939

The breakdown of the most significant outstanding issuances, repurchases or refunds of debt instruments issued by the consolidated companies as of December 31, 2011, 2010 and 2009 is shown on Appendix VIII.

The changes in the balances under this heading, together with the Subordinated Liabilities for 2011, 2010 and 2009 are included in Note 58.4.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

23.3.1 Promissory notes and bills

The breakdown of the balance under this heading, by currency, is as follows:

	Millions of Euros
Promissory notes and bills	2011	2010	2009
In euros	6,672	7,672	11,024
In other currencies	829	5,543	18,558

Total	7,501	13,215	29,582

These promissory notes were issued mainly by BBVA, S.A. and BBVA Banco de Financiación, S.A.

23.3.2 Bonds and debentures issued

The breakdown of the balance under this heading, by financial instrument and currency, is as follows:

	Millions of Euros
Bonds and debentures issued	2011	2010	2009
In Euros –	64,181	62,811	60,760
Non-convertible bonds and debentures at floating interest rates	4,648	6,776	8,593
Non-convertible bonds and debentures at fixed interest rates	9,381	7,493	5,932
Covered bonds	33,842	30,864	30,369
Hybrid financial instruments	288	373	389
Securitization bonds realized by the Group	6,755	8,047	8,407
Other securities (**)	5,709	6,306	4,339
Accrued interest and others (*)	3,557	2,952	2,731
In Foreign Currency –	10,248	9,153	9,597
Non-convertible bonds and debentures at floating interest rates	2,225	3,767	4,808
Non-convertible bonds and debentures at fixed interest rates	5,058	2,681	2,089
Covered bonds	289	316	306
Hybrid financial instruments	1,397	1,119	1,342
Securitization bonds realized by the Group	755	799	605
Other securities (**)	473	456	425
Accrued interest and others (*)	51	15	22

Total	74,428	71,964	70,357

(*)	Hedging operations and issuance costs.
(**)	Mainly territorial covered bonds

The following table shows the weighted average interest rates of fixed and floating rate bonds and debentures issued in euros and foreign currencies in effect as of December 31, 2011, 2010 and 2009:

	2011		2010		2009
Interests Rates of Promissory Notes and Bills Issued	Euros	Foreign Currency	Euros	Foreign Currency	Euros	Foreign Currency
Fixed rate	3.81%	5.13%	3.75%	5.31%	3.86%	5.00%
Floating rate	2.38%	4.88%	1.30%	3.00%	0.90%	2.56%

Most of the foreign-currency issuances are denominated in U.S. dollars.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

23.4 Subordinated liabilities

The breakdown of this heading of the accompanying consolidated balance sheets, by type of financial instruments, is as follows:

		Millions of Euros
Subordinated Liabilities	Notes	2011	2010	2009
Subordinated debt		12,781	11,569	12,117
Preferred securities		1,760	5,202	5,188

Subtotal		14,541	16,771	17,305

Valuation adjustments		878	649	573

Total	23	15,419	17,420	17,878

Of the above, the issuances of BBVA International, Ltd., BBVA Capital Finance, S.A.U. and BBVA International Preferred, S.A.U, BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, Ltd, are subordinately guaranteed by the Bank.

Subordinated debt

These issuances are non-convertible subordinated debt and, accordingly, for debt seniority purposes, they rank behind ordinary debt. The breakdown of this heading in the accompanying consolidated balance sheets, disregarding valuation adjustments, by currency of issuance and interest rate, is disclosed in Appendix VIII. The variations of the balance in 2011 are mainly the result of the following transactions:

•	Conversion of subordinated bond issues

As of December 31, 2010 and 2009, subordinated debt included an issue of convertible subordinated obligations into Bank shares amounting to €2,000 million, carried out by BBVA in September 2009 (hereinafter, “Convertible bonds”). These obligations have a 5% annual coupon, payable quarterly, and can be converted into Bank shares after the first year, at the Bank’s discretion, at each of the coupon payment dates, and by obligation on the date of their final maturity date (October 15, 2014). These obligations were recognized as financial liabilities since the number of Bank shares to be delivered can vary.

The Board of Directors of BBVA, at its meeting on June 22, 2011, agreed to the mandatory conversion of all convertible bonds. The conversion took place on July 15, 2011, an interest payment date, according to the procedure established to that effect under the terms and conditions of the issue. As a result, an increase of the Bank’s common stock was carried out (approved by the Board of Directors at its meeting on July 27, 2009, in using the power delegated by the Annual General Meeting held on March 14, 2008 in Point Six of the Agenda) through the issue of ordinary BBVA shares needed to address the conversion of the Convertible Bonds (see Note 27).

•	Mandatory convertible subordinated bond issue

The BBVA Board of Directors, at its meeting on November 22, 2011, agreed, in virtue of the authorization conferred by the AGM of March 14, 2008, to proceed to the issue of mandatory

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

convertible subordinated obligations into new ordinary BBVA shares (hereinafter, the “Issue” or “Mandatory Convertible Subordinated Obligations” or “Bonds”) for a maximum amount of €3,475 million.

This issue excluded the right to preemptive subscription since it was exclusively designed for holders of preferred securities held by BBVA Capital Finance, S.A. Unipersonal (series A, B, C and D) and BBVA International Limited (series F), all secured by BBVA, S.A., who accept the purchase offer for those preferred securities on behalf of BBVA.

Thus, those who accepted the purchase offer would subscribe a nominal amount of “Mandatory Convertible Subordinated Obligations” equivalent to 100% of the nominal amount or cash for the preferred securities they owned and that would be acquired by BBVA.

As of December 30, 2011, the purchase offer for preferred securities and the subscription of “Bonds” amounted to €3,430 million, which represented 98.71% of the total preferred securities to be repurchased. The “Issue” was carried out at 100% of the nominal value of the “Convertible Bonds”, which was €100. Thus, the Bank issued 34,300,002 “Bonds” for a total amount of €3,430 million. These “Bonds” were recognized as financial liabilities since the number of Bank shares to be delivered can vary. The remuneration of the “Bonds” was 6.5% annual over nominal, payable on a quarterly basis.

Without prejudice to the issuer’s authority to convert the “Bonds” at any date of remuneration, on June 30, 2012, it is expected that 50% of the nominal value of the “Bonds” in circulation at said date shall be mandatorily converted into new ordinary BBVA, S.A. shares, and that the total conversion of the “Issue” take place on June 30, 2013. The conversion will be in terms of the market price of the BBVA share, according to the terms and conditions established in the “Issue” brochure.

Preferred securities

The breakdown by issuer of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Preferred Securities by Issuer	2011	2010	2009
BBVA International, Ltd. (1) (2)	9	500	500
BBVA Capital Finance, S.A.U. (1) (2)	36	2,975	2,975
Banco Provincial, S.A	—	37	67
BBVA International Preferred, S.A.U. (3)	1,696	1,671	1,628
Phoenix Loan Holdings, Inc.	19	19	18

Total	1,760	5,202	5,188

(1)	Traded on the Spanish AIAF market,
(2)	The increase is due to the purchase offer and redemption of the preferred shares mentioned above
(3)	Traded on the London Stock Exchange and New York Stock Exchange

These issues were fully subscribed by third parties outside the Group and are wholly or partially redeemable at the issuer company’s option after five or ten years from the issue date, depending on the terms of each issue.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The variation in the balance under this heading in 2011 is due primarily to the purchase transaction and early amortization of preferred securities of €3,430 million indicated in the section above.

The breakdown of the issues of preferred securities in the accompanying consolidated balance sheets, disregarding valuation adjustments, by currency of issuance and interest rate of the issues, is disclosed in Appendix VIII.

23.5 Other financial liabilities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other financial liabilities	2011	2010	2009
Creditors for other financial liabilities	2,223	2,295	1,776
Collection accounts	2,239	2,068	2,049
Creditors for other payment obligations	2,927	1,829	1,799
Dividend payable but pending payment (Note 4)	490	404	—

Total	7,879	6,596	5,624

As of December 31, 2011 and 2010, the “Dividend payable but pending payment” corresponds to the third interim dividend against the 2011 and 2010 results, paid in January of the following years, (see Note 4). As of December 31, 2009, this heading did not include the third interim dividend, as it was paid in December 2009.

24. Liabilities under insurance contracts

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Liabilities under Insurance Contracts Technical Reserve and Provisions	Millions of Euros
	2011	2010	2009
Mathematical reserves	6,514	6,766	5,994
Provision for unpaid claims reported	741	759	712
Provisions for unexpired risks and other provisions	482	509	480

Total	7,737	8,034	7,186

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

25. Provisions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, based on type of provisions, is as follows:

	Millions of Euros
Provisions. Breakdown by concepts	2011	2010	2009
Provisions for pensions and similar obligations	5,577	5,980	6,246
Provisions for taxes and other legal contingencies	350	304	299
Provisions for contingent risks and commitments	291	264	243
Other provisions	1,343	1,774	1,771

Total	7,561	8,322	8,559

(*)	Provisions or contingencies that individually are not significant.

The changes in the heading “Provisions for contingent risks and commitments” in the accompanying consolidated balance sheets are presented in Note 7.1.8, together with the changes of impairment losses.

The changes in 2011, 2010 and 2009 in the balances under this heading in the accompanying consolidated balance sheets are as follows:

		Millions of Euros
Provisions for Pensions and Similar Obligations. Changes Over the Period	Notes	2011	2010	2009
Balance at the beginning		5,980	6,246	6,359

Add –
Charges to income for the year		613	606	747
Interest expenses and similar charges	39.2	259	259	274
Personnel expenses	46.1	51	37	44
Provision expenses		303	310	429
Charges to equity (*)	26.2	9	64	149
Transfers and other changes		(8)	16	26
Less –
Payments		(794)	(815)	(980)
Amount used and other changes		(223)	(137)	(55)

Balance at the end		5,577	5,980	6,246

(*)	Correspond to actuarial losses (gains) arising from certain defined-benefit post-employment pension commitments and welfare benefits recognized in “Equity” (See Note 2.2.12).

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
Provisions for Taxes, Legal Contingents and Other Provisions. Changes Over the Period	2011	2010	2009
Balance at beginning	2,078	2,070	1,898

Add –
Charge to income for the year	235	145	152
Acquisition of subsidiaries	61	—	—
Transfers and other changes	—	41	360
Less –
Available funds	(84)	(90)	(103)
Amount used and other variations	(597)	(88)	(237)

Balance at the end	1,693	2,078	2,070

Ongoing legal proceedings and litigation –

The Group participates in certain legal proceedings in various jurisdictions, including Spain, Mexico and the United States, arising from the ordinary course of the business. BBVA believes that none of those legal proceedings is material, individually or as a whole, and does not expect any significant impact on the operating results, liquidity or financial situation of the Bank or the Group to arise. The Group’s management believes that the provisions given regarding the legal proceedings are adequate and does not believe it necessary to report any possible contingencies that could arise from the ongoing legal proceedings, given that it does not consider them material.

26. Pensions and other post-employment commitments

As stated in Note 2.2.12, the Group has both defined-benefit and defined-contribution post-employment commitments with employees; the latter is gradually increasing mainly because it is the scheme applying to new hires and because pre-existing defined-benefit commitments have been mostly closed.

26.1 Defined-contribution commitments

The defined-contribution plans are settled through contributions made by the Group annually on behalf of its beneficiaries, who are, almost exclusively, active employees in the Group. These contributions are accrued and charged to the consolidated income statement in the corresponding financial year (see Note 2.2.12). No liability is therefore recognized in the accompanying consolidated balance sheets for this purpose.

The amounts registered under this item in the accompanying consolidated income statements for contributions to these plans in 2011, 2010 and 2009 were €80, €84 and €68 million, respectively (see Note 46.1).

26.2 Defined-benefit plans and other long-term commitments

Pension commitments in defined-benefit plans correspond mainly to employees who have retired or taken early retirement from the Group and to certain groups of employees still active in the Group in the case of pension benefits, and to the majority of active employees in the case of permanent disability and death benefits.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

A breakdown of the Group’s total amounts for pension commitments in defined-benefit plans and other post-employment commitments (such as early retirement and welfare benefits) for the last five years can be found in the table below. The commitments are recognized under the heading “Provisions – Provisions for pensions and similar obligations” of the corresponding accompanying consolidated balance sheets (see Note 25).

Commitments and Plan Assets in Defined-Benefit Plans and Other Post- Employment Commitments	Millions of Euros
	2011	2010	2009	2008	2007
Pension and post-employment benefits	7,680	8,082	7,996	7,987	7,816
Assets and insurance contracts coverage	2,122	2,102	1,750	1,628	1,883

Net assets	(19)	—	—	—	(34)
Net liabilities (*)	5,577	5,980	6,246	6,359	5,967

(*)	Registered under the heading “Provisions – Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets

This information is presented below in greater detail, broken down by beneficiaries from Group companies in Spain and other beneficiaries, as of December 31, 2011, 2010 and 2009.

Pensions and Early-Retirement Commitments and Welfare Benefits: Spain and Abroad	Millions of Euros
	Commitments in Spain			Commitments Abroad			Total BBVA Group
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Post-employment benefits
Pension commitments	2,773	2,857	2,946	1,026	1,122	998	3,799	3,979	3,944
Early retirements	2,904	3,106	3,309	—	—	—	2,904	3,106	3,309
Post-employment welfare benefits	204	220	222	773	777	521	977	997	743

Total post-employment benefits (1)	5,881	6,183	6,477	1,799	1,899	1,519	7,680	8,082	7,996

Insurance contracts coverage
Pension commitments	379	430	455	—	—	—	379	430	455
Other plan assets
Pension commitments	—	—	—	1,010	1,052	953	1,010	1,052	953
Post-employment welfare benefits	—	—	—	733	620	342	733	620	342

Total plan assets and insurance contracts coverage (2)	379	430	455	1,743	1,672	1,295	2,122	2,102	1,750

Total net commitments (1) – (2)	5,502	5,753	6,022	56	227	224	5,558	5,980	6,246

of which:
Net assets	—	—	—	(19)	—	—	(19)	—	—
Net liabilities (*)	5,502	5,753	6,022	75	227	224	5,577	5,980	6,246

(*)	Registered under the heading “Provisions – Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The balance under the heading “Provisions – Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets as of December 31, 2011 included €206 million, for commitments for post-employment benefits maintained with previous members of the Board of Directors and the Bank’s Management Committee. No charges for those concepts were recognized in the consolidated income statements in 2011.

In addition to the commitments to employees indicated above, the Group has other less relevant commitments. These include long-service awards, consisting in a cash payment of a certain amount or in the allotment of Banco Bilbao Vizcaya Argentaria, S.A. shares. These awards are granted to certain groups of employees when they complete a given number of years of effective service

As of December 31, 2011, 2010 and 2009, the actuarial liabilities for the outstanding awards amounted to €36, €39 and €39 million, respectively. Of that sum, €11, €11 and €13 million corresponded to Spanish companies and €25, €28 and €26 million corresponded to companies and branches abroad, respectively. The commitments above are recognized under the heading “Other provisions” of the accompanying consolidated balance sheets (see Note 25).

The net charges registered in the accompanying consolidated income statements and under the heading “Equity” of the accompanying consolidated balance sheets (see Note 2.2.12) for the commitments in post-employment benefits in entities in Spain and abroad, are as follows:

		Millions of Euros
Total Post-employments Benefits BBVA Group: Income Statements and Equity Effects.	Notes	2011	2010	2009
Interest and similar expenses	39.2	258	259	274
Interest cost		376	375	364
Expected return on plan assets		(118)	(116)	(90)
Personnel expenses		131	121	112
Defined-contribution plan expense	46.1	80	84	68
Defined-benefit plan expense	46.1	51	37	44
Other personnel expenses – Welfare benefits		—	—	—
Provision – Pension funds and similar obligations	48	365	405	552
Pension funds		13	9	(5)
Early retirements		290	301	434
Other provisions		62	95	123

Total Effects in Income Statements: Debit (Credit)		755	785	938

Total Effects in equity: Debit (Credit) (*)		9	64	149

(*)

Correspond to actuarial losses (gains) arising from pension commitments and certain welfare benefits recognized in “Valuation Adjustments”. For Early retirements are recognized in the Income Statements (see Note 2.2.12.).

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

26.2.1 Commitments in Spain

The most significant actuarial assumptions used as of December 31, 2011, 2010 and 2009, to quantify these commitments with employees in Spain are as follows:

Actuarial Assumptions Commitments with employees in Spain	2011	2010	2009
Mortality tables	PERM/F 2000P.	PERM/F 2000P.	PERM/F 2000P.
Discount rate (cumulative annual)	4.5% / AA Corporate Bond Yield Curve	4.5% / AA Corporate Bond Yield Curve	4.5% / AA Corporate Bond Yield Curve
Consumer price index (cumulative annual)	2%	2%	2%
Salary growth rate (cumulative annual)	At least 3%	At least 3%	At least 3%
Retirement age	First date at which the employees are entitled to retire or contractually agreed at the individual level in the case of early retirements

The breakdown of the various commitments to employees in Spain is as follows:

Pension commitments

The breakdown of pension commitments in defined-benefit plans as of December 31, 2011, 2010 and 2009 is as follows:

	Millions of Euros
Pension Commitments Spain	2011	2010	2009
Pension commitments to retired employees	2,669	2,765	2,847
Vested contingencies in respect of current employees	104	92	99

Total (*)	2,773	2,857	2,946

(*)	Recognized under the heading “Provisions-Provisions for pension and similar obligations” in the accompanying consolidated balance sheets

To fund some pension commitments in Spain, insurance contracts have been written with insurance companies not related to the Group. These commitments are funded by plan assets and therefore are presented in the accompanying consolidated balance sheets for the net amount of the commitment less plan assets As of December 31, 2011, 2010 and 2009, the plan assets related to the aforementioned insurance contracts (for €379, €430 and €455 million, respectively) equaled the amount of the commitments covered; therefore, no amount for this item was included in the accompanying consolidated balance sheets.

The rest of commitments for pensions in Spain include defined-benefit commitments for which insurance has been contracted with BBVA Seguros, S.A. de Seguros y Reaseguros, which is 99.95% owned by the Group. As it is an entity consolidated within the BBVA Group, the assets in which the insurance company has invested the amount of the policies cannot be considered plan assets under IAS 19 and are presented in the accompanying consolidated balance sheets under different headings of “assets”, depending on the classification of their corresponding financial instruments. The commitments are recognized under the heading “Provisions – Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets (see Note 25).

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Early retirements

In 2011, the Spanish companies in the Group offered certain employees the possibility of taking early retirement before the age stipulated in the collective labor agreement in force. This offer was accepted by 669 employees (683 and 857 in 2010 and 2009, respectively).

The early retirements commitments in Spain as of December 31, 2011, 2010 and 2009 are recognized under the heading “Provisions – Provisions for pensions and similar obligations” (see Note 25) in the accompanying consolidated balance sheets and amounted to €2,904 million, €3,106 million and €3,309 million, respectively.

The cost of early retirements for the year was recognized under the heading “Provision Expense (Net) – Transfers to funds for pensions and similar obligations – Early retirements” in the accompanying consolidated income statements (see Note 48).

Post-employment welfare benefits

The details of these commitments as of December 31, 2011, 2010 and 2009 are as follows:

	Millions of Euros
Post-Employment Welfare Benefits Commitments in Spain	2011	2010	2009
Post-employment welfare benefit commitments to retired employees	162	180	183
Vested post-employment welfare benefit contingencies in respect of current employees	42	40	39

Total Commitments (*)	204	220	222

(*)	Recognized under the heading “Provisions-Provisions for pension and similar obligations” in the accompanying consolidated balance sheets

Changes in commitments with employees

The changes in the net commitments with employees in Spain in 2011, 2010 and 2009 are as follows:

	Millions of Euros
Net Commitments in Spain : Changes in the year 2011	Pensions	Early Retirements	Welfare Benefits	Total Spain
Balance at the Beginning	2,427	3,106	220	5,753

Interest cost	106	121	10	237
Expected return on plan assets	—	—	—	—
Current service cost	10	—	2	12
Cost for early retirements	—	297	—	297
Past service cost or changes in the plan	—	—	—	—
Benefits paid in the period	(161)	(611)	(18)	(790)
Acquisitions and divestitures	—	—	—	—
Effect of curtailments and settlements	—	—	—	—
Contributions in the period	—	—	—	—
Actuarial gains and losses	10	(3)	(4)	3
Exchange differences	—	—	—	—
Other changes	2	(6)	(6)	(10)

Balance at the End	2,394	2,904	204	5,502

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
Net Commitments in Spain : Changes in the year 2010	Pensions	Early Retirements	Welfare Benefits	Total Spain
Balance at the Beginning	2,491	3,309	222	6,022

Interest cost	107	127	10	244
Expected return on plan assets	—	—	—	—
Current service cost	4	—	2	6
Cost for early retirements	—	296	—	296
Past service cost or changes in the plan	—	—	—	—
Benefits paid in the period	(170)	(627)	(18)	(815)
Effect of curtailments and settlements	—	—	—	—
Contributions in the period	—	—	—	—
Actuarial gains and losses	(9)	6	(1)	(4)
Other changes	4	(5)	5	4

Balance at the End	2,427	3,106	220	5,753

	Millions of Euros
Net Commitments in Spain : Changes in the year 2009	Pensions	Early Retirements	Welfare Benefits	Total Spain
Balance at the Beginning	2,624	3,437	221	6,282

Interest cost	114	135	10	259
Expected return on plan assets	—	—	—	—
Current service cost	18	—	2	20
Cost for early retirements	—	430	—	430
Past service cost or changes in the plan	31	—	5	36
Benefits paid in the period	(249)	(712)	(19)	(980)
Acquisitions and divestitures	—	—	—	—
Effect of curtailments and settlements	—	—	—	—
Contributions in the period	—	—	—	—
Actuarial gains and losses	2	4	(3)	3
Other changes	(49)	15	6	(28)

Balance at the End	2,491	3,309	222	6,022

26.2.2 Commitments abroad

The main defined-benefit plans with employees abroad correspond to those in Mexico, Portugal and the United States, which jointly represent 94% of the total commitments with employees abroad as of December 31, 2011, and 22% of the total commitments with employees in the Group as a whole (95% and 22%, and 94% and 18%, respectively, as of December 31, 2010 and 2009). Those commitments are not available for new employees.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

As of December 31, 2011, 2010 and 2009, the breakdown by country of the various commitments with employees of the BBVA Group abroad is as follows:

	Millions of Euros
	Commitments			Plan Assets			Net Commitments
Post-Employment Commitments Abroad	2011	2010	2009	2011	2010	2009	2011	2010	2009
Pension Commitments
Mexico	491	508	398	520	519	424	(29)	(11)	(26)
Portugal	154	288	321	154	290	320	(0)	(2)	1
The United States	285	236	195	283	191	163	2	45	32
Rest of countries	97	90	84	53	52	46	44	38	38

Subtotal	1,027	1,122	998	1,010	1,052	953	16	70	45

Post-Employment Welfare Benefits
Mexico	761	766	511	732	620	342	29	146	169
Portugal	—	—	—	—	—	—	—	—	—
The United States	—	—	—	—	—	—	—	—	—
Rest of countries	12	11	10	1	—	—	11	11	10

Subtotal	773	777	521	733	620	342	40	157	179

Total	1,800	1,899	1,519	1,743	1,672	1,295	56	227	224

The plan assets related to these commitments are to be used directly to settle the vested obligations and meet the following conditions: they are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities.

The vested obligations related to these commitments are presented in the accompanying consolidated balance sheets net of the plan assets recognized under the heading “Provisions – Provisions for pensions and similar obligations” (see Note 25).

Commitments with employees in Mexico –

In Mexico, the main actuarial assumptions used in quantifying the commitments with employees as of December 31, 2011, 2010 and 2009, are as follows:

Post-Employment Actuarial Assumptions in Mexico	2011	2010	2009
Mortality tables	EMSSA 97	EMSSA 97	EMSSA 97
Discount rate (cumulative annual)	8.75%	8.75%	9.25%
Consumer price index (cumulative annual)	3.75%	3.75%	3.75%
Medical cost trend rate	6.75%	6.75%	6.75%
Expected rate of return on plan assets	8.25%	9.00%	9.40%

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

•	Pension commitments in Mexico: The changes in these commitments and plan assets in 2011, 2010 and 2009 for all of the Group’s companies in Mexico are as follows:

	Millions of Euros
Pension Commitments and Plan Assets in Mexico: Changes in the period	Commitments			Plan Assets			Net Commitments
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Balance at the Beginning	508	398	387	519	424	436	(11)	(26)	(49)

Interest cost	41	40	35	—	—	—	41	40	35
Expected return on plan assets	—	—	—	40	42	37	(40)	(42)	(37)
Current service cost	7	7	4	—	—	—	7	7	4
Past service cost or changes in the plan	—	8	1	—	—	—	—	8	1
Benefits paid in the period	(34)	(36)	(31)	(34)	(36)	(31)	—	(0)	—
Effect of curtailments and settlements	—	—	(1)	—	—	—	—	—	(1)
Contributions in the period	—	—	—	30	45	3	(30)	(45)	(3)
Actuarial gains and losses	7	33	30	5	66	6	2	(33)	24
Exchange differences	(40)	57	6	(41)	61	6	1	(4)	—
Other changes	2	—	(33)	1	(83)	(33)	1	83	—

Balance at the End	491	508	398	520	519	424	(29)	(11)	(26)

As of December 31, 2011, 2010 and 2009, the plan assets covering these obligations correspond entirely to fixed-income securities. In 2011, 2010 and 2009, the return on these assets amounted to €45 million, €108 million and €43 million, respectively.

•

Post-employment welfare benefits in Mexico: The changes in these calculations reflecting these commitments and plan assets in 2011, 2010 and 2009 for all the Group’s companies in Mexico are as follows:

	Millions of Euros
Welfare Benefits Commitments and Plan Assets in Mexico: Changes in the period	Commitments			Plan Assets			Net Commitments
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Balance at the Beginning	766	511	360	620	342	301	146	169	59

Interest cost	63	54	37	—	—	—	63	54	37
Expected return on plan assets	—	—	—	50	45	28	(50)	(45)	(28)
Current service cost	24	19	11	—	—	—	24	19	11
Past service cost or changes in the plan	—	—	—	—	—	—	—	—	—
Benefits paid in the period	(23)	(18)	(18)	(23)	(18)	(18)	—	—	—
Effect of curtailments and settlements	(10)	—	(4)	—	—	—	(10)	—	(4)
Contributions in the period	—	—	—	124	69	9	(124)	(69)	(9)
Actuarial gains and losses	8	127	119	15	49	16	(7)	78	103
Exchange differences	(67)	73	6	(54)	49	6	(13)	24	—
Other changes	—	—	—	—	84	—	—	(84)	—

Balance at the End	761	766	511	732	620	342	29	146	169

As of December 31, 2011, 2010 and 2009, the plan assets covering these obligations corresponded entirely to fixed-income securities, which produced a return amounting to €65, €94 and €44 million, respectively.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The sensitivity analysis to changes in medical cost trend rates for 2011 is as follows:

	Millions of Euros
Welfare Benefits in Mexico. Sensitivity Analysis	1% Increase	1% Decrease
Increase/Decrease in current service cost and interest cost	21	(16)
Increase/Decrease in commitments	152	(119)

Pension Commitments in Portugal –

In Portugal, the main actuarial assumptions used in quantifying the commitments with employees as of December 31, 2011, 2010 and 2009, are as follows:

Post-Employment Actuarial Assumptions in Portugal	2011	2011	2010
Mortality tables	TV 88/90	TV 88/90	TV 88/90
Discount rate (cumulative annual)	5.75%	5.35%	5.35%
Consumer price index (cumulative annual)	1.75%	1.75%	2.00%
Salary growth rate (cumulative annual)	2.75%	2.75%	3.00%
Expected rate of return on plan assets	3.80%	4.40%	4.50%

The changes in these commitments and plan assets in 2011, 2010 and 2009 for all of the Group’s companies in Portugal are as follows:

	Millions of Euros
Pensions Net Commitments in Portugal: Changes in the period	Commitments			Plan Assets			Net Commitments
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Balance at the Beginning	288	321	283	290	320	283	(2)	1	—

Interest cost	15	17	16	—	—	—	15	17	16
Expected return on plan assets	—	—	—	12	13	13	(12)	(13)	(13)
Current service cost	3	5	4	—	—	—	3	5	4
Cost for early retirements	13	9	—	—	—	—	13	9	—
Past service cost or changes in the plan	—	—	—	—	—	—	—	—	—
Benefits paid in the period	(186)	(16)	(16)	(186)	(16)	(16)	—	—	—
Effect of curtailments and settlements	—	—	10	—	—	—	—	—	10
Contributions in the period	—	—	—	34	17	29	(34)	(17)	(29)
Actuarial gains and losses	(2)	(25)	24	(15)	(44)	11	13	19	13
Exchange differences	—	—	—	—	—	—	—	—	—
Other changes	22	(22)	—	20	—	—	3	(22)	—

Balance at the End	154	288	321	154	290	320	—	(2)	1

In 2011, in compliance with the new regulations, part of the pensions in payment (€170 million) have been transferred to the Social Security

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The distribution of the main categories of plan assets related to these commitments as of December 31, 2011, 2010 and 2009 for all of the Group’s companies in Portugal is as follows:

	Percentage
Plan Assets Categories in Portugal	2011	2010	2009
Equity instruments	—	—	—
Debt securities	81.3	91.5	93.2
Property, Land and Buildings	0.7	0.5	—
Cash	18.0	8.0	5.2
Other investments	—	—	1.6

In 2011, 2010 and 2009, the return on plan assets related to these pension commitments reached -€3, -€31, and €24 million, respectively.

Pension commitments in the United States –

In the United States, the main actuarial assumptions used in quantifying the commitments with employees as of December 31, 2011, 2010 and 2009, are as follows:

Post-Employment Actuarial Assumptions in the United States	2011	2010	2009
Mortality tables	RP 2000 Projected & adjusted	RP 2000 Projected	RP 2000 Projected
Discount rate (cumulative annual)	4.28%	5.44%	5.93%
Consumer price index (cumulative annual)	2.50%	2.50%	2.50%
Salary growth rate (cumulative annual)	3.50%	3.50%	3.50%
Expected rate of return on plan assets	6.41%	7.50%	7.50%

The changes of these commitments and plan assets in 2011, 2010 and 2009, for all of the Group’s companies in the United States, are as follows:

	Millions of Euros
Pensions Net Commitments in the United States Changes in the period	Commitments			Plan Assets			Net Commitments
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Balance at the Beginning	236	195	168	191	163	135	45	32	33

Interest cost	11	12	11	—	—	—	11	12	11
Expected return on plan assets	—	—	—	14	13	10	(14)	(13)	(10)
Current service cost	4	5	4	—	—	—	4	5	4
Cost for early retirements	—	—	—	—	—	—	—	—	—
Past service cost or changes in the plan	—	—	—	—	—	—	—	—	—
Benefits paid in the period	(9)	(7)	(6)	(8)	(7)	(6)	(1)	—	—
Acquisitions and divestitures	(8)	—	—	(8)	—	—	—	—	—
Effect of curtailments and settlements	(3)	—	—	—	—	—	(3)	—	—
Contributions in the period	—	—	—	33	2	12	(33)	(2)	(12)
Actuarial gains and losses	46	16	24	53	7	17	(7)	9	7
Exchange differences	7	14	(6)	6	12	(5)	1	2	(1)
Other changes	—	1	—	2	—	—	(2)	1	—

Balance at the End	285	236	195	283	191	163	2	45	32

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The distribution of the main category of plan assets related to these commitments as of December 31, 2011, 2010 and 2009 for all the companies in the United States is as follows:

	Percentage
Plan Assets Categories for Pension Commitments in the United States	2011	2010	2009
Equity instruments	—	62.4	63.6
Debt securities	93.0	35.7	35.1
Property, Land and Buildings	—	—	—
Cash	7.0	1.9	1.3
Other investments	—	—	—

In 2011, 2010 and 2009, the return on plan assets related to these pension commitments reached €67, €20, and €27 million, respectively.

Post-employment and welfare benefits in other countries –

The changes in these commitments and plan assets in 2011, 2010 and 2009 for all of the Group’s remaining companies abroad are as follows:

	Millions of Euros
Pensions Net Commitments ans Welfare Benefits in Other Countries. Changes in the period	Commitments			Plan Assets			Net Commitments
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Balance at the Beginning	100	93	77	51	45	43	49	48	34

Interest cost	9	8	6	—	—	—	9	8	6
Expected return on plan assets	—	(2)	(1)	2	1	1	(2)	(3)	(2)
Current service cost	1	(4)	—	—	—	—	1	(4)	—
Cost for early retirements	—	—	—	—	—	—	—	—	—
Past service cost or changes in the plan	—	(1)	4	—	(2)	(2)	—	1	6
Benefits paid in the period	(3)	—	—	—	—	—	(3)	—	—
Acquisitions and divestitures	(1)	—	—	(1)	—	—	—	—	—
Effect of curtailments and settlements	—	—	1	—	—	—	—	—	1
Contributions in the period	(1)	(1)	—	1	2	2	(2)	(3)	(2)
Actuarial gains and losses	(1)	(1)	(1)	1	—	—	(2)	(1)	(1)
Exchange differences	—	4	3	—	—	—	—	4	3
Other changes	5	4	4	—	5	1	5	(1)	3

Balance at the End	109	100	93	54	51	45	55	49	48

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

26.2.3 Estimated future payments for commitments with employees in the BBVA Group

The estimated benefit payments over the next ten years for all the companies in Spain, Mexico, Portugal and the United States are as follows:

	Millions of Euros
Expected Future Benefits for Post-Employment Commitments	2012	2013	2014	2015	2016	2017-2021
Commitments Spain	788	726	674	616	551	1,769
Of which early retirement Spain	593	534	484	427	366	885
Commitments Mexico	58	57	60	64	69	417
Commitments Portugal	4	4	5	5	5	32
Commitments The United States	9	10	11	12	13	77

Total	859	797	750	697	638	2,295

27. Common stock

As of December 31, 2011, BBVA’s share capital amounted to €2,402,571,431.47, divided into 4,903,207,003 fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entry accounts. All of the Bank shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. There are no shares that do not represent an interest in the Bank’s common stock.

The Bank’s shares are traded on the continuous market in Spain, as well as on the London and Mexico stock markets. BBVA American Depositary Shares (ADSs) traded on the New York Stock Exchange are also traded on the Lima Stock Exchange (Peru), under an exchange agreement between these two markets.

Also, as of December 31, 2011, the shares of BBVA Banco Continental, S.A.; Banco Provincial S.A.; BBVA Colombia, S.A.; BBVA Chile, S.A.; BBVA Banco Francés, S.A. and AFP Provida were listed on their respective local stock markets, the last two also being listed on the New York Stock Exchange. BBVA Banco Francés, S.A. is also listed on the Latin American market of the Madrid Stock Exchange.

As of December 31, 2011, Manuel Jove Capellán owned 5.046% of BBVA common stock through the company Inveravante Inversiones Universales, S.L. At that date, State Street Bank and Trust Co., Chase Nominees Ltd. and The Bank of New York Mellon, SA NV, in their capacity as international custodian/depositary banks, held 7.49%, 7.13% and 3.73% of BBVA common stock, respectively. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of the BBVA common stock.

On February 4, 2010, the Blackrock, Inc. company reported to the Spanish Securities and Exchange Commission (CNMV) that, as a result of the acquisition (on December 1, 2009) of the Barclays Global Investors (BGI) company, it now has an indirect holding of BBVA common stock totaling 4.45% through the Blackrock Investment Management Company.

BBVA is not aware of any direct or indirect interests through which control of the Bank may be exercised. BBVA has not received any information on stockholder agreements including the regulation of the exercise of voting rights at its annual general meetings or restricting or placing conditions on the free transferability of BBVA shares. No agreement is known that could give rise to changes in the control of the Bank.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The changes in the heading “Common Stock” of the accompanying consolidated balance sheets were due to the following common stock increases:

2011 –

•

“Dividend Option” Program: The AGM held on March 11, 2011, under Point Five of the Agenda, resolved to perform two common stock increases, charged to voluntary reserves to implement the program called the “Dividend Option”. This confers authority on the Board of Directors, pursuant to article 297.1 a) of the Corporations Act, to indicate the date on which said common stock increases must be carried out, within one year of the date on which the agreements are made.

The BBVA Board of Directors, at its meeting on March 29, 2011 agreed to carry out the first of the common stock increases charged to reserves, mentioned above, in accordance with the terms and conditions of the “Dividend Option” program. As a result of this increase, the Bank’s common stock increased by €29,740,199.65, through the issue and circulation of 60,694,285 shares with a €0.49 par value each.

Likewise, BBVA’s Board of Directors, at its meeting on September 27, 2011, agreed to carry out the second common stock increase under the heading of reserves, in accordance with the terms and conditions agreed upon by the AGM of March 11, 2011. As a result of this increase, the Bank’s common stock increased by €38,422,617.94 through the issue and circulation of 78,413,506 shares with a €0.49 par value each.

•

Convertible bonds: The Board of Directors of BBVA, at its meeting on June 22, 2011, agreed to the mandatory conversion of all convertible bonds issued in September 2009 (see Note 23.4). The conversion took place on July 15, 2011, an interest payment date, according to the procedure established to that effect under the terms and conditions of the issue.

As a result of the conversion, an increase of the Bank’s common stock was carried out (previously approved by the Board of Directors at its meeting on July 27, 2009, in using the power delegated by the Annual General Meeting held on March 14, 2008 in point 6 of the Agenda) through the issue and circulation of 273,190,927 ordinary BBVA shares with a €0.49 par value each.

The price of the conversion was established, pursuant to the terms and conditions of the issue, as the arithmetic mean of the closing prices of the BBVA share in the Spanish stock market in the five days of trading prior to July 15, 2011, which was €7.3206 per share.

As a result, and in accordance with the conversion agreed upon by the Bank’s Board of Directors at its meeting on June 22, 2011, the common stock increase due to the conversion of those bonds totaled a nominal amount of €133,863,554.23; the total share premium stood at €1,866,057,945.96 (see Note 28).

2010 –

The BBVA Board of Directors, at a meeting held on November 1, 2010, agreed, under the delegation conferred by the AGM on March 13, 2009, under Point Five of the Agenda, carried out an increase of the Bank’s common stock with a preemptive subscription right for shareholders. This common stock increase was €364,040,190.36, through the issue and circulation of 742,939,164 new ordinary shares with a €0.49 par value each and represented through book-entry accounts. The subscription price of the shares was €6.75 per share, of which €0.49 corresponded to the par value and €6.26 corresponded to the share premium (see Note 28); therefore, the total effective amount of the common stock increase was €5,014,839,357.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Other resolutions of General Shareholders Meeting on the issue of shares and other securities –

•

Common stock Increases: The Bank’s AGM held on March 11, 2011 agreed, in Point Six of the Agenda, to confer authority on the Board of Directors to increase common stock in accordance with that stipulated in Article 297.1b) of the Corporations Act, on one or several occasions, within the legal deadline of five years from the date the Agreement takes effect, up to the maximum nominal amount of 50% of the subscribed and paid common stock on the date on which the resolution is adopted; that is €1,100,272,529.82. Likewise, an agreement was made to enable the Board of Directors to exclude the preemptive subscription right on those common stock increases in line with the terms of Article 506 of the Corporations Act. This authority is limited to 20% of the common stock of the Bank on the date the agreement is adopted.

•

Convertible securities: At the AGM held on March 14, 2008 the shareholders resolved to delegate to the Board of Directors for a five-year period the right to issue bonds, convertible and/or exchangeable into BBVA shares for a maximum total of €9,000 million. The powers include the right to establish the different aspects and conditions of each issue, including the power to exclude pre-emptive subscription right of shareholders in accordance with the Corporations Act, to determine the basis and methods of conversion and/or to exchange the Bank’s common stock to address the commitments acquired as a result of those issues.

•

Under this authorization, the Board of Directors of the Bank agreed at its meeting on July 27, 2009 to issue €2,000 million euros of convertible bonds, excluding the preemptive subscription right. The issue took place in September 2009 (see Note 23.4), and the conversion of all of the bonds in newly issued BBVA shares was completed on July 15, 2011.

•

Under this authorization, the Board of Directors of the Bank agreed at its meeting on November 22, 2011 to issue €3,475 million euros of convertible bonds. The issue of these convertible bonds is exclusively designed for the holders of retail preferred securities issued by BBVA Capital Finance, S.A.U. and BBVA International Limited, all secured by BBVA within the framework of the purchase offer for those preferred securities presented by the Company, and consequently excluding the shareholders’ preemptive subscription rights.

Finally, on December 30, 2011, mandatory convertible bonds were issued, by virtue of the subscription orders received, for a total amount of three billion four-hundred thirty million two-hundred euros (€3,430,000,200).

•

Other securities: The Bank’s AGM held on March 11, 2011 agreed to delegate to the Board of Directors, the authority to issue, within the five-year maximum period stipulated by law, on one or several occasions, directly or through subsidiaries, with the full guarantee of the Bank, any type of debt instruments, documented in obligations, bonds of any kind, promissory notes, all type of covered bonds, warrants, mortgage participation, mortgage transfers certificates and preferred securities (that are totally or partially exchangeable for shares already issued by the company itself, in the market or which can be settled in cash), or any other fixed-income securities, in euros or any other currency, that can be subscribed in cash or in kind, registered or bearer, unsecured or secured by any kind of collateral, including a mortgage guarantee, with or without incorporation of rights to the securities (warrants), subordinate or otherwise, for a limited or indefinite period of time, up to a maximum nominal amount of €250,000 million.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

28. Share premium

The changes in the balances under this heading in the accompanying consolidated balance sheets are due to the common stock increases carried out in 2011 and 2010 (see Note 27).

The amended Spanish Corporation Act expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use.

29. Reserves

The breakdown of the balance for the main headings in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Reserves. Breakdown by concepts	Notes	2011	2010	2009
Legal reserve	29.1	440	367	367
Restricted reserve for retired capital	29.2	495	546	560
Reserves for balance revaluations		28	32	48
Voluntary reserves		5,854	4,169	2,918

Total reserves holding company (*)		6,817	5,114	3,893

Consolidation reserves attributed to the Bank and dependents consolidated companies.		11,123	9,246	8,181

Total Reserves		17,940	14,360	12,074

(*)	Total reserves of BBVA, S.A. (See Apendix I).

29.1 Legal reserve

The legal reserve can be used to increase the common stock provided that the remaining reserve balance does not fall below 10% of the increased capital. While it does not exceed 20% of the common stock, it can only be allocated to offset losses exclusively in the case that there are not sufficient available reserves available.

Under the amended Corporations Act, 10% of any profit made each year must be transferred to the legal reserve until the balance of this reserve reaches 20% of the share capital. This limit of 20% of legal reserve will be reached by the Bank once the proposal for the allocation of the 2011 earnings is approved (see Note 4).

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

29.2 Restricted reserves

As of December 31, 2011, 2010 and 2009, the Bank’s restricted reserves are as follows:

	Millions of Euros
Restricted Reserves	2011	2010	2009
Restricted reserve for retired capital	88	88	88
Restricted reserve for Parent Company shares and loans for those shares	405	456	470
Restricted reserve for redenomination of capital in euros	2	2	2

Total	495	546	560

The restricted reserve for retired capital originated in the reduction of the nominal par value of the BBVA shares made in April 2000.

The most significant heading corresponds to restricted reserves related to the amount of shares issued by the Bank in its possession at each date as well as by the amount of customer loans outstanding at those dates that were granted for the purchase of, or are secured by, the Bank’s shares.

Finally, pursuant to Law 46/1998 on the introduction of the euro, a restricted reserve is recognized as a result of the rounding effect of the redenomination of the Bank’s common stock in euros.

Furthermore, in the individual financial statements for subsidiaries as of December 31, 2011, 2010 and 2009, restricted reserves for a total of €2,940, €2,612 and €2,140 million, respectively, were taken into consideration.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

29.3 Reserves (losses) by entity

The breakdown, by company or corporate group, under the heading “Reserves” in the accompanying consolidated balance sheets is as follows:

For the purpose of allocating the reserves and accumulated losses to the consolidated companies and to the holding, the transfers of reserves arising from the dividends paid and transactions between these companies are taken into account in the period in which they took place.

	Millions of Euros
Reserves Assigned to the Consolidation Process	2011	2010	2009
Accumulated reserves (losses)
Holding Company (*)	7,711	4,760	1,676
Grupo BBVA Bancomer	5,070	4,306	4,022
BBVA Seguros, S.A.	1,422	1,275	1,052
BBVA Luxinvest, S.A.	1,231	1,231	1,239
Grupo BBVA Banco Provincial	711	593	413
Corporacion General Financiera, S.A.	677	1,356	1,334
Grupo Chile	670	540	419
Compañía de Cartera e Inversiones, S.A.	540	141	123
Cidessa Uno, S.L.	432	1,016	746
Anida Grupo Inmobiliario, S.L.	369	377	401
BBVA Suiza, S.A.	269	249	233
Grupo BBVA Continental	217	183	127
BBVA Panamá, S.A.	178	147	118
BBVA Ireland Public Limited Company	173	144	103
Bilbao Vizcaya Holding, S.A.	157	150	166
Grupo BBVA Puerto Rico	10	5	72
Finanzia, Banco de Crédito, S.A. (**)	—	(49)	146
Grupo Colombia	(38)	(173)	(243)
Compañía Chilena de Inversiones, S.L.	(84)	(87)	(135)
Grupo BBVA Banco Francés	(92)	(113)	(139)
Participaciones Arenal, S.L.	(181)	(181)	(181)
Grupo BBVA Portugal	(188)	(207)	(207)
BBVA Propiedad S.A, (formerly BBVA Propiedad, F.I.I.)	(194)	(116)	(12)
Anida Operaciones Singulares, S.L.	(816)	(424)	(22)
Grupo BBVA USA Bancshares	(852)	(960)	71
Rest	188	143	245

Subtotal	17,580	14,305	11,766

Reserves (losses) of entities accounted for using the equity method:
Grupo CITIC	431	93	31
Tubos Reunidos, S.A.	51	52	51
Servired Sociedad Española de Medios de Pago, S.A	4	12	24
Corporación IBV Participaciones Empresariales, S.A.	1	4	249
Hestenar, S.L.	(15)	(15)	(2)
Occidental Hoteles Management, S.L.	(72)	(44)	(13)
Rest	(40)	(47)	(31)

Subtotal	360	55	309

Total Reserves	17,940	14,361	12,075

(*)	Correspond to the Reserve of the Bank after adjustments made by the consolidation process.
(**)	Entity absorbed by BBVA, S.A. for accounting purposes as of January 1, 2011

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

30. Treasury stock

In 2011, 2010 and 2009 the Group companies performed the following transactions with shares issued by the Bank:

	2011		2010		2009
Treasury Stock	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros
Balance at beginning	58,046,967	552	16,642,054	224	61,539,883	720

+ Purchases	652,994,773	4,825	821,828,799	7,828	688,601,601	6,431
- Sales and other changes	(664,643,557)	(5,027)	(780,423,886)	(7,545)	(733,499,430)	(6,835)
+/- Derivatives over BBVA shares	—	(50)	—	45	—	(92)

Balance at the end	46,398,183	300	58,046,967	552	16,642,054	224

Of which:
Held by BBVA, S.A.	1,431,838	19	2,838,798	84	8,900,623	128
Held by Corporación General Financiera, S.A.	44,938,538	281	55,207,640	468	7,740,902	96
Held by other subsidiaries	27,807		529		529
Average purchase price in euros	7.39		9.53		9.34
Average selling price in euros	7.53		9.48		8.95
Net gain or losses on transactions (Srockholders’ funds-Reserves)		(14)		(106)		(238)

The percentages of treasury stock held by the Group in 2011, 2010 and 2009 are as follows:

	2011		2010		2009
Treasury Stock	Min	Max	Min	Max	Min	Max
% treasury stock	0.649%	1.855%	0.352%	2.396%	0.020%	2.850%

The number of BBVA shares accepted by the Group in pledge as of December 31, 2011, 2010 and 2009 is as follows:

Shares of BBVA Accepted in Pledge	2011	2010	2009
Number of shares in pledge	119,003,592	107,180,992	92,503,914
Nominal value	0.49	0.49	0.49
% of share capital	2.43%	2.39%	2.47%

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The number of BBVA shares owned by third parties but managed by a company in the Group as of December 31, 2011, 2010 and 2009 is as follows:

Shares of BBVA Owned by Third Parties but Managed by the Group	2011	2010	2009
Number of shares property of third parties	104,069,727	96,107,765	82,319,422
Nominal value	0.49	0.49	0.49
% of share capital	2.12%	2.14%	2.20%

31. Valuation adjustments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Valuation Adjustments	Notes	2011	2010	2009
Available-for-sale financial assets	12.4	(682)	333	1,951
Cash flow hedging		30	49	188
Hedging of net investments in foreign transactions		(158)	(158)	219
Exchange differences		(1,937)	(978)	(2,236)
Non-current assets held for sale		—	—	—
Entities accounted for using the equity method		188	(16)	(184)
Other valuation adjustments (*)		(228)	—	—

Total		(2,787)	(770)	(62)

(*)	Actuarial gains and losses (see note 2.2.12)

The balances recognized under these headings are presented net of tax.

32. Non-controlling interests

The breakdown by groups of consolidated companies of the balance under the heading “Non-controlling interests” of total equity in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Non-Controlling Interest	2011	2010	2009
BBVA Colombia Group	42	36	30
BBVA Chile Group	409	375	280
BBVA Banco Continental Group	580	501	391
BBVA Banco Provincial Group	655	431	590
BBVA Banco Francés Group	162	161	127
Other companies	45	52	45

Total	1,893	1,556	1,463

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

These amounts are broken down by groups of consolidated companies under the heading “Net income attributed to non-controlling interests” in the accompanying consolidated income statements:

	Millions of Euros
Net Income attributed to Non-Controlling Interests	2011	2010	2009
BBVA Colombia Group	9	8	6
BBVA Chile Group	95	89	64
BBVA Banco Continental Group	165	150	126
BBVA Banco Provincial Group	163	98	148
BBVA Banco Francés Group	44	37	33
Other companies	5	7	8

Total	481	389	385

33. Capital base and capital management

•	Capital base

Bank of Spain Circular 3/2008, of 22 May 2008, and its subsequent amendments (the most recent by Bank of Spain Circulars 4/2001, of 30 November 2011, and 9/2010 of 22 December 2010), on the calculation and control of minimum capital base requirements, regulate the minimum capital base requirements for Spanish credit institutions – both as individual entities and as consolidated groups – and how to calculate them, as well as the various internal capital adequacy assessment processes they should have in place and the information they should disclose to the market.

The minimum capital base requirements established by Circular 3/2008 are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in said Circular and the internal Corporate Governance obligations.

Circular 3/2008 implements Spanish regulations on capital base and consolidated supervision of financial institutions, as well as adapting Spanish law to the relevant European Union Capital Requirements Directives, in compliance with the accords by the Committee on Banking Supervision of the Bank for International Settlements in Basel.

Specifically, within the framework of the new accords reached by this Committee, and its implementation by the European Commission, the transfer process to the Spanish solvency regulations under CRD2 (Directives 2009/111, 2009/27 and 2009/83) and CRD3 (Directive 2010/76) was completed. Thus, modifications affecting the definition of eligible capital, transactions related to securitizations, the monitoring of remuneration policies, management of liquidity risks and the requirements for financial instruments held for trading were incorporated into the Spanish regulatory framework.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The BBVA Group is adapting the ongoing regulatory changes and, in addition, is preparing for the significant modifications that will take place in the regulatory framework for solvency of financial entities in 2013, as regards the capital framework for banks (known as “Basel III”) and insurance entities (“Solvency II”):

As of December 31, 2011, 2010 and 2009, the Group’s capital exceeded the minimum capital base level required by Bank of Spain regulations in force on each date as shown below:

	Millions of Euros
Capital Base	2011 (*)	2010	2009
Basic equity	35,491	34,343	27,114
Common Stock	2,403	2,201	1,837
Parent company reserves	33,656	28,738	20,892
Reserves in consolidated companies	1,552	1,720	1,600
Non-controlling interests	1,662	1,325	1,245
Other equity instruments	5,189	7,164	7,130
Deductions (Goodwill and others)	(10,839)	(10,331)	(8,177)
Attributed net income (less dividends)	1,868	3,526	2,587
Additional equity	5,944	7,472	12,116
Other deductions	(5,303)	(4,477)	(2,133)
Additional equity due to mixed group (**)	1,070	1,291	1,305

Total Equity	37,202	38,629	38,402

Minimum equity required	26,462	25,066	23,282

(*)	Provisional data.
(**)	Mainly insurance companies in the Group.

The main changes in 2011 in the amounts of capital resources shown in the above table have been:

•	The capital increases under the “Dividend Option” program mentioned in Notes 4 and 27.

•	The goodwill recognized for the acquisition of Garanti mentioned in Note 20.1, which increases the deduction in Capital Base.

•	The impairment of goodwill of the CGU of the United States mentioned in Note 20.1, which reduces the deduction in Capital Base.

•	The operation involving the repurchase of preferred securities and subsequent issue of convertible bonds, mentioned in Note 23.4.

•

However, the conversion of the Convertible Bonds mentioned in Notes 23.4 and 27 has had no impact on the total calculation of the Group’s capital base, given that said bonds were already considered eligible for the purposes of the Group’s basic funds from the date on which they were subscribed and paid since they were obligatorily convertible upon maturity.

In addition to that established in Circular 3/2008, Spanish financial groups and entities must comply with the capital requirements set forth by Royal Decree-Law 2/2011 of 18 February 2011 reinforcing the Spanish financial system. This standard was issued for the purpose of reinforcing the solvency of the Spanish financial entities. It thus established a new minimum requirement in terms of core capital

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

on risk-weighted assets which is more restrictive than the one set out in the aforementioned Circular, and that must be greater than 8% or 10%, as appropriate. This new ratio, which had a temporary purpose, had to be satisfied prior to March 10, 2011, without the BBVA Group having to take any extraordinary actions to adapt to it.

As of December 31, 2011, the Group’s capital exceeded the minimum capital base level required by Royal Decree-Law 2/2011, together with the last issue of mandatory convertible bonds into shares (at the discretion of the issuer on any date of the payment of the remuneration), that comply with the eligibility requirements of the European Banking Authority (EBA), totaled approximately €5,700 million.

•	Stress test and new recommendations on minimum capital levels

In the first half of 2011, 91 of the main European financial institutions underwent stress tests coordinated by the European Banking Authority (EBA) in cooperation with the European Central Bank (ECB), the European Commission and the European Systemic Risk Board (ESRB).

The results of these stress tests, released on July 15, 2011, showed that the BBVA Group was one of the European institutions that best maintained its solvency levels, even in the most adverse scenario anticipated at the time, which incorporated the impact of a possible sovereign risk crisis and a substantial reduction in the valuation of the real estate assets.

On October 26, 2011, the EBA, in cooperation with the competent national authorities, announced the conducting of a study on the capital levels of 71 financial institutions throughout Europe based on data available as of September 30, 2011.

As a result of this study and in order to restore market confidence in the European financial system, the EBA issued the recommendation of reaching, as of June 30, 2012, a new minimum capital level in the ratio known as Core Tier 1 (“CT1”), on an exceptional and temporary basis, in order to address, among other issues, the current situati0n of the sovereign risk crisis in Europe. This new recommended level is temporary in nature; as such, the EBA has announced its intention to lift it once confidence in the European financial markets is restored.

Based on the information released on December 8, 2011, the BBVA Group would need to increase its capital base by €6,329 million in order to reach this minimum level set for the CT1 ratio as of June 30, 2012. Of this amount, €2,313 million correspond to the temporary increase in the capital base for exposure to the aforementioned sovereign risk.

On January 20, 2012, the BBVA Group submitted to the Bank of Spain a specific action plan following the recommendations of the EBA that will enable it to reach the minimum level set for the CT1 ratio at the end of June 2012. This plan is being examined by the Bank of Spain jointly with the EBA.

The measures already taken under this plan include the issue of convertible subordinated debentures completed on December 30, 2011 (see Note 23.4). This action, together with organic generation of capital and other additional measures envisaged in the plan will enable the BBVA Group to comply with the recommendations issued by the EBA without having to apply for government aid. As of December 31, 2011, 84% of the recommended capital base increase had been reached.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

•	Capital management

Capital management in the BBVA Group has a twofold aim:

–	Maintain a level of capitalization according to the business objectives in all countries in which it operates and, simultaneously,

–

Maximize the return on shareholders’ funds through the efficient allocation of capital to the different units, a good management of the balance sheet and appropriate use of the various instruments forming the basis of the Group’s equity: shares, preferred securities and subordinate debt.

This capital management is carried out in accordance with the criteria of the Bank of Spain Circular 3/2008 and subsequent amendments both in terms of determining the capital base and the solvency ratios.

This regulation allows each entity to apply its own internal ratings based (IRB) approach to risk and capital management. The BBVA Group carries out an integrated management of these risks in accordance with its internal policies (see Note 7) and its internal capital estimation model has received the Bank of Spain’s approval for certain portfolios.

Capital is allocated to each business area of the BBVA Group (see Note 6) according to economic risk capital (ERC) criteria, which are based on the concept of unexpected loss with a specific confidence level, as a function of a solvency target determined by the Group, at two levels:

•	Core capital, which determines the allocated capital and is used as a reference to calculate the return on equity (ROE) generated by each business; and

•	Total capital, which determines the additional allocation in terms of subordinate debt and preferred securities.

Due to its sensitivity to risk, CaR is an element linked to management policies of the BBVA Group businesses themselves. It standardizes capital allocation between them in accordance with the risks incurred and makes it easier to compare profitability. The calculation of the CaR combines credit risk, market risk, structural risk associated with the balance sheet, equity positions, operational risk, fixed assets risks and technical risks in the case of insurance companies. Internal models were used that have been defined following the guidelines and requirements established under the Basel II Capital Accord, with economic criteria prevailing over regulatory ones.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

34. Contingent risks and commitments

The breakdown of the balance of these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Financial Guarantees and Drawable by Third Parties	2011	2010	2009
Contingent Risks
Collateral, bank guarantees and indemnities	31,103	28,092	26,266
Rediscounts, endorsements and acceptances	88	49	45
Rest	8,713	8,300	6,874

Total Contingent Risks	39,904	36,441	33,185

Contingent Commitments
Drawable by third parties:	88,978	86,790	84,925
Credit institutions	2,417	2,303	2,257
Government and other government agency	3,143	4,135	4,567
Other resident sectors	24,119	27,201	29,604
Non-resident sector	59,299	53,151	48,497
Other commitments	4,788	3,784	7,398

Total Contingent Commitments	93,766	90,574	92,323

Total contingent Risks and Commitments	133,670	127,015	125,508

Since a significant portion of the amounts above will reach maturity without any payment obligation materializing for the consolidated companies, the aggregate balance of these commitments cannot be considered as an actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.

In 2011, 2010 and 2009 no issuances of debt securities carried out by associate entities of the BBVA Group, jointly controlled entities (accounted for using the equity method) or non-Group entities have been guaranteed.

35. Assets assigned to other own and third-party obligations

In addition to those mentioned in other notes in these annual financial statements (see Notes 13 and 26) as of December 31, 2011, 2010 and 2009, the assets of consolidated entities that guaranteed their own obligations amounted to €101,108 million, €81,631 million and €81,231 million, respectively. These amounts mainly correspond to the issue of long-term covered bonds (see Note 23.3) which, pursuant to the Mortgage Market Act, are admitted as third-party collateral (€62,908 million as of December 31, 2011) and to assets allocated as collateral for certain lines of short-term finance assigned to the BBVA Group by central banks (€35,916 million as of December 31, 2011).

As of December 31, 2011, 2010 and 2009, there were no other BBVA Group assets linked to any third-party obligations.

36. Other contingent assets and liabilities

As of December 31, 2011, 2010 and 2009, there were no contingent assets or liabilities for significant amounts other than those registered in the financial statements attached.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

37. Purchase and sale commitments and future payment obligations

The breakdown of sale and purchase commitments of the BBVA Group as of December 31, 2011, 2010 and 2009 is as follows:

		Millions of Euros
Purchase and Sale Commitments	Notes	2011	2010	2009
Financial instruments sold with repurchase commitments		77,138	57,883	32,409
Central Banks	9	9,199	82	1,156
Credit Institutions	23.1	23,452	16,314	16,263
Government and other government agencies	23.2	24,016	12,920	389
Other resident sectors	23.2	14,154	23,197	10,186
Non-resident sectors	23.2	6,317	5,370	4,415
Financial instruments purchased with resale commitments		11,110	12,916	7,023
Central Banks	9	495	334	579
Credit Institutions	13.1	5,788	7,822	5,457
Government and other government agencies	13.2	—	9	—
Other resident sectors	13.2	4,621	4,624	178
Non-resident sectors	13.2	206	127	809

Below is a breakdown of the maturity of other future payment obligations, not registered in previous Notes, due later than December 31, 2011:

	Millions of Euros
Maturity of Future Payment Obligations	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Finance leases	—	—	—	—	—
Operating leases	130	38	35	104	307
Purchase commitments	40	—	—	—	40
Technology and systems projects	19	—	—	—	19
Other projects	21	—	—	—	21

Total	170	38	35	104	347

38. Transactions for the account of third parties

As of December 31, 2011, 2010 and 2009, the details of the most significant items under this heading are as follows:

	Millions of Euros
Transactions on Behalf of Third Parties	2011	2010	2009
Financial instruments entrusted by third parties	540,519	534,243	530,109
Conditional bills and other securities received for collection	6,681	4,256	4,428
Securities received in credit	2,303	999	489

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

As of December 31, 2011, 2010 and 2009, the off-balance sheet customer funds managed by the BBVA Group are as follows:

	Millions of Euros
Off-Balance Sheet Customer Funds by Type	2011	2010	2009
Commercialized by the Group
Investment companies and mutual funds	43,134	41,006	39,849
Pension funds	73,783	72,598	57,264
Customer portfolios managed on a discretionary basis	26,349	25,435	26,501
Of which:
Portfolios managed on a discretionary	11,179	10,494	10,757
Commercialized by the Group managed by third parties outside the Group
Investment companies and mutual funds	50	76	85
Pension funds	17	21	24
Saving insurance contracts	—	—	—

Total	143,333	139,136	123,723

39. Interest Income and Expense and Similar Items

39.1. Interest and similar income

The breakdown of the interest and similar income recognized in the accompanying consolidated income statement is as follows:

	Millions of Euros
Interest and Similar Income. Breakdown by Origin.	2011	2010	2009
Central Banks	250	239	254
Loans and advances to credit institutions	535	402	631
Loans and advances to customers	18,729	16,002	18,119
Government and other government agency	767	485	485
Resident sector	6,135	5,887	7,884
Non resident sector	11,827	9,630	9,750
Debt securities	3,413	3,080	3,342
Held for trading	1,090	956	1,570
Available-for-sale financial assets and held-to-maturity investments	2,323	2,124	1,772
Rectification of income as a result of hedging transactions	(198)	63	177
Insurance activity	992	975	940
Other income	467	373	312

Total	24,188	21,134	23,775

The amounts recognized in consolidated equity during the year in connection with hedging derivatives and the amounts derecognized from consolidated equity in 2011, 2010 and 2009 and taken to the consolidated income statement during the year are disclosed in the accompanying consolidated statements of recognized income and expenses.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The following table shows the adjustments in income resulting from hedge accounting, broken down by type of hedge:

	Millions of Euros
Adjustments in Income Resulting from Hedge Accounting	2011	2010	2009
Cash flow hedging	62	213	295
Fair value hedging	(260)	(150)	(118)

Total	(198)	63	177

39.2. Interest and similar expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Interest and Similar Expenses. Breakdown by Origin	2011	2010	2009
Bank of Spain and other central banks	164	184	202
Deposits from credit institutions	1,512	1,081	1,511
Customers deposits	5,471	3,570	4,312
Debt certificates	2,854	2,627	2,681
Subordinated liabilities	693	829	1,397
Rectification of expenses as a result of hedging transactions	(1,025)	(1,587)	(1,215)
Cost attributable to pension funds (Note 26)	259	259	274
Insurance activity	694	707	679
Other charges	406	144	52

Total	11,028	7,814	9,893

The following table shows the adjustments in expenses resulting from hedge accounting, broken down by type of hedge:

	Millions of Euros
Adjustments in Expenses Resulting from Hedge Accounting	2011	2010	2009
Cash flow hedging	—	—	(35)
Fair value hedging	(1,025)	(1,587)	(1,180)

Total	(1,025)	(1,587)	(1,215)

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

39.3. Average return on investments and average borrowing cost

The detail of the average return on investments in 2011, 2010 and 2009 is as follows:

	Millions of Euros
	2011			2010			2009
Asset	Average Balances	Interest and Similar Income	Interest Rates (%)	Average Balances	Interest and Similar Income	Interest Rates (%)	Average Balances	Interest and Similar Income	Interest Rates (%)
Cash and balances with central banks	21,245	250	1.18	21,342	239	1.12	18,638	253	1.36
Securities portfolio and derivatives	141,780	4,238	2.99	145,990	3,939	2.70	138,030	4,207	3.05
Loans and advances to credit institutions	26,390	639	2.42	25,561	501	1.96	26,152	697	2.66
Loans and advances to customers	341,922	18,846	5.51	333,021	16,296	4.89	328,969	18,498	5.62
Euros	219,887	7,479	3.40	219,857	7,023	3.19	222,254	9,262	4.17
Foreign currency	122,034	11,367	9.31	113,164	9,273	8.19	106,715	9,236	8.65
Other finance income	—	215	—	—	159	—	—	120	—
Other assets	37,241	—	—	32,894	—	—	31,180	—	—

Totals	568,579	24,188	4.25	558,808	21,134	3.78	542,969	23,775	4.38

The average borrowing cost in 2011, 2010 and 2009 is as follows:

	Millions of Euros
	2011			2010			2009
Liabilities	Average Balances	Interest and Similar Expenses	Interest Rates (%)	Average Balances	Interest and Similar Expenses	Interest Rates (%)	Average Balances	Interest and Similar Expenses	Interest Rates (%)
Deposits from central banks and credit institutions	77,382	2,037	2.63	80,177	1,515	1.89	74,017	2,143	2.89
Customer deposits	276,683	5,644	2.04	259,330	3,550	1.37	249,106	4,056	1.63
Euros	153,514	2,419	1.58	121,956	1,246	1.02	116,422	1,326	1.14
Foreign currency	123,169	3,225	2.62	137,374	2,304	1.68	132,684	2,730	2.06
Debt certificates and subordinated liabilities	109,860	2,613	2.38	119,684	2,334	1.95	120,228	3,098	2.58
Other finance expenses	—	734	—	—	415	—	—	596	—
Other liabilities	65,980	—	—	66,541	—	—	70,020	—	—
Equity	38,674	—	—	33,076	—	—	29,598	—	—

Totals	568,579	11,028	1.94	558,808	7,814	1.40	542,969	9,893	1.82

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The change in the balance under the headings “Interest and similar income” and “Interest and similar expenses” in the accompanying consolidated income statements is the result of changing prices (price effect) and changing volume of activity (volume effect), as can be seen below:

	Millions of Euros
	2011 / 2010			2010 / 2009
Interest Income and Expense and Similar Items. Change in the Balance	Volume Effect (1)	Price Effect (2)	Total Effect	Volume Effect (1)	Price Effect (2)	Total Effect
Cash and balances with central banks	(1)	12	11	37	(51)	(14)
Securities portfolio and derivatives	(114)	413	299	243	(511)	(268)
Loans and advances to credit institutions	16	122	138	(16)	(179)	(195)
Loans and advances to customers	436	2,114	2,550	228	(2,429)	(2,201)
Euros	1	455	456	(100)	(2,139)	(2,239)
Foreign currency	727	1,367	2,094	558	(521)	37
Other assets	—	56	56	—	39	39

Interest and similar incomes	370	2,684	3,054	693	(3,333)	(2,641)

Deposits from central banks and credit institutions	(53)	575	522	178	(806)	(628)
Customer deposits	238	1,855	2,093	166	(672)	(505)
Euros	323	850	1,173	63	(143)	(80)
Foreign currency	(238)	1,159	920	96	(522)	(425)
Debt certificates and subordinated liabilities	(192)	471	279	(14)	(750)	(764)

Other liabilities	—	320	320	—	(181)	(181)

Interest and similar expenses	137	3,077	3,214	288	(2,367)	(2,079)

Net Interest Income			(160)			(562)

(1)	The volume effect is calculated as the result of the interest rate of the initial period multiplied by the difference between the average balances of both periods.
(2)	The price effect is calculated as the result of the average balance of the last period multiplied by the difference between the interest rates of both periods.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

40. Dividend income

The balances for this heading in the accompanying consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method (see Note 41), as can be seen in the breakdown below:

	Millions of Euros
Dividend Income	2011	2010	2009
Dividends from:
Financial assets held for trading	119	157	131
Available-for-sale financial assets	443	372	312

Total	562	529	443

41. Share of profit or loss of entities accounted for using the equity method

The breakdown of the share of profit or loss of entities accounted for using the equity method in the accompanying consolidated income statements is as follows:

	Millions of Euros
Investments in Entities Accounted for Using the Equity Method	2011	2010	2009
CITIC Group	602	337	164
Corporación IBV Participaciones Empresariales, S.A.	6	16	18
Occidental Hoteles Management, S.L.	(19)	(29)	(31)
Hestenar, S.L.	—	—	(13)
Rest	11	11	(18)

Total	600	335	120

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

42. Fee and commission income

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Fee and Commission Income	2011	2010	2009
Commitment fees	157	133	97
Contingent risks	318	282	260
Letters of credit	54	45	42
Bank and other guarantees	264	237	218
Arising from exchange of foreign currencies and banknotes	25	19	14
Collection and payment services income	2,694	2,500	2,573
Bills receivables	66	60	77
Current accounts	360	402	229
Credit and debt cards	1,619	1,384	1,386
Checks	229	263	453
Transfers and others payment orders	294	274	274
Rest	125	117	154
Securities services income	1,645	1,651	1,636
Securities underwriting	70	64	73
Securities dealing	200	181	188
Custody securities	330	357	304
Investment and pension funds	904	898	916
Rest assets management	140	151	155
Counselling on and management of one-off transactions	13	11	7
Financial and similar counselling services	56	60	43
Factoring transactions	33	29	27
Non-banking financial products sales	97	102	83
Other fees and commissions	581	595	565

Total	5,618	5,382	5,305

43. Fee and commission expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Fee and Commission Expenses	2011	2010	2009
Brokerage fees on lending and deposit transactions	4	5	7
Fees and commissions assigned to third parties	748	578	610
Credit and debt cards	609	449	410
Transfers and others payment orders	35	28	31
Securities dealing	16	16	21
Rest	88	85	148
Other fees and commissions	306	262	258

Total	1,058	845	875

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

44. Net gains (losses) on financial assets and liabilities (net)

The breakdown of the balance under this heading, by source of the related items, in the accompanying consolidated income statements is as follows:

	Millions of Euros
Gains (Losses) on Financial Assets and Liabilities Breakdown by Heading of the Balance Sheet	2011	2010	2009
Financial assets held for trading	1,054	643	321
Other financial assets designated at fair value through profit or loss	4	83	79
Other financial instruments not designated at fair value through profit or loss	56	715	492
Available-for-sale financial assets	82	653	504
Loans and receivables	33	25	20
Rest	(59)	37	(32)

Total	1,114	1,441	892

The breakdown of the balance under this heading in the accompanying income statements by the nature of financial instruments is as follows:

	Millions of Euros
Gains (Losses) on Financial Assets and Liabilities Breakdown by Nature of the Financial Instrument	2011	2010	2009
Debt instruments	450	782	875
Equity instruments	(322)	(318)	1,271
Loans and advances to customers	37	34	38
Derivatives	876	847	(1,318)
Customer deposits	4	—	(2)
Rest	69	96	29

Total	1,114	1,441	892

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The breakdown of the balance of the impact of the derivatives (trading and hedging) under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Derivatives Trading and Hedging	2011	2010	2009
Trading derivatives
Interest rate agreements	(208)	133	(213)
Security agreements	831	712	(993)
Commodity agreements	46	(5)	(2)
Credit derivative agreements	(11)	(63)	(130)
Foreign-exchange agreements	297	79	64
Other agreements	2	(1)	10

Subtotal	957	855	(1,264)

Hedging Derivatives Ineffectiveness
Fair value hedging	(31)	(8)	(55)
Hedging derivative	(112)	(127)	58
Hedged item	81	119	(113)
Cash flow hedging	(50)	—	1

Subtotal	(81)	(8)	(54)

Total	876	847	(1,318)

In addition, in 2011, 2010 and 2009, under the heading “Exchange differences (net)” of the income statement, net amounts of positive €5 million, negative €287 million and positive €52 million, respectively, were registered for transactions with foreign exchange trading derivatives.

45. Other operating income and expenses

The breakdown of the balance under the heading “Other operating income” in the accompanying consolidated income statements is as follows:

	Millions of Euros
Other Operating Income	2011	2010	2009
Income on insurance and reinsurance contracts	3,317	2,597	2,567
Financial income from non-financial services	656	647	493
Of Which: Real estate companies	177	202	42
Rest of other operating income	275	299	340
Of Which: Net operating income from rented buildings	54	60	57

Total	4,247	3,543	3,400

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The breakdown of the balance under the heading “Other operating expenses” in the accompanying consolidated income statements is as follows:

	Millions of Euros
Other Operating Expenses	2011	2010	2009
Expenses on insurance and reinsurance contracts	2,436	1,815	1,847
Change in inventories	298	554	417
Of Which: Real estate companies	161	171	29
Rest of other operating expenses	1,308	879	889
Of Which: Contributions to guaranted banks deposits funds	467	386	323

Total	4,042	3,248	3,153

46. Administration costs

46.1 Personnel expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

		Millions of Euros
Personnel Expenses	Notes	2011	2010	2009
Wages and salaries		4,122	3,740	3,607
Social security costs		627	567	531
Defined-benefit plan expense	26.2	51	37	44
Defined-contribution plan expense	26.1	80	84	68
Other personnel expenses		431	386	401

Total		5,311	4,814	4,651

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The breakdown of the average number of employees in the BBVA Group in 2011, 2010 and 2009, by professional categories and geographical areas, is as follows:

	Average number of employees
Average Number of Employees by Geographical Areas (*)	2011	2010	2009
Spanish banks
Executive managers	1,115	1,084	1,043
Other line personnel	21,103	20,901	20,700
Clerical staff	4,364	4,644	5,296
Branches abroad	846	666	653

Subtotal	27,428	27,295	27,692

Companies abroad
Mexico	27,108	26,693	26,675
Venezuela	5,418	5,592	5,935
Argentina	4,844	4,247	4,156
Colombia	4,439	4,317	4,289
Peru	4,675	4,379	4,222
United States	11,361	11,033	10,705
Other	5,620	4,796	4,839

Subtotal	63,465	61,057	60,821

Pension fund managers	6,721	6,229	5,642
Other non-banking companies	12,080	10,174	10,261

Total	109,694	104,755	104,416

(*)	Turkey is not included.

The breakdown of the average number of employees in the BBVA Group as of December 31, 2011, 2010 and 2009, by categories and gender, is as follows:

Number of Employees at the end of year Professional Category and Gender	2011		2010		2009
	Male	Female	Male	Female	Male	Female
Executive managers	1,723	361	1,659	338	1,646	328
Other line personnel	24,891	21,920	23,779	20,066	21,960	18,687
Clerical staff	26,346	35,404	26,034	35,100	26,913	34,187

Total	52,960	57,685	51,472	55,504	50,519	53,202

46.1.1 BBVA Group general remuneration policy

The BBVA Group considers its remuneration policy to be a key element in value creation. Therefore, the Group has developed an advanced remuneration scheme based on the reciprocal generation of value for employees and for the Group that is in line with the interests of the shareholders and that hinges on prudent risk management.

The Group’s remuneration policy includes, amongst others, the following elements:

–	Fixed remuneration based on the level of responsibility, which constitutes a significant part of the total compensation.

–	Variable remuneration that is linked to the realization of previously-defined objectives and prudent management of risks, and also takes current and future risks into consideration.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

In the general framework of its remuneration policy, BBVA has introduced several principles to be applied specifically to the group of individuals who, within the BBVA Group, carry out professional activities that could significantly affect the entity’s risk profile or who exercise supervisory functions. These individuals include the executive directors and members of the Management Committee, who are listed below.

–	In the total remuneration, the fixed and variable components are duly balanced, and the fixed component is sufficient to allow the variable remuneration elements to be designed in a flexible manner.

–

In the case of employees who carry out supervisory functions, the variable remuneration will depend more heavily on the objectives related to their functions, by favoring their independence in terms of the business areas they supervise.

–	The variable remuneration scheme seeks a balance between the amounts to receive in cash and in shares or financial instruments.

–	The payments of a part of the total variable remuneration are deferred.

–	Clauses have been established that may limit or impede, in certain cases, the receipt of part of the outstanding deferred variable remuneration.

Based on these principles, a specific settlement and payment system for Annual Variable Remuneration was developed. It is made up of an ordinary variable remuneration, applicable to all employees, and a specific incentive in shares for the management team, the group indicated above. It has been adapted to the requirements established in Directive 76/2010, which was transposed to Spanish law by means of Royal Decree 771/2011, and is as follows:

–	For each one of the Annual Variable Remuneration payments, at least 50 percent of the total will be paid in BBVA shares.

–

The payment of 40 percent of the Annual Variable Remuneration, both from the part in cash and the part paid in shares, will be deferred. The deferred amount will be paid out in thirds over the next three years.

–	The percent deferred increases in the case of executive directors and members of the Management Committee up to 50 percent of their Annual Variable Remuneration.

–

The shares that are paid will be unavailable for a period of one year starting from the date of their provision. This retention is applied on the net amount of the shares, after discounting the part necessary to make the tax payment for the shares received.

–	No hedging transactions can be carried out on the shares received as Annual Variable Remuneration.

46.1.2 Equity-instrument-based employee remuneration

BBVA understands that to better align the interests of its shareholders and to promote the generation of long-term value, it must maintain a specific variable share-based remuneration system for the Bank’s executives, considering their special influence on the Group’s strategy and earnings.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

•	Multi-year Variable Remuneration Plan 2010/2011

The Bank’s Annual General Meeting held on March 12, 2010 approved a Multi-Year Variable Share-Based Remuneration Program for 2010/2011 designed for the members of BBVA’s executive team. The result is obtained by multiplying the number of units assigned at the start of the Program to each beneficiary by a coefficient, between 0 and 2, established based on the evolution of the Bank’s total shareholders return (TSR) in 2010/2011 as compared to the evolution of this same indicator in a group of 18 international reference banks.

Once the Program’s duration is finalized, on December 31, 2011, a multiplier coefficient of 2 is applied to the units assigned to each beneficiary. These units reached 3,215,909 as of December 31, 2011.

This Program incorporated some restrictions to granting shares to the beneficiaries after the settlement. These shares are available as follows:

•	40 percent of the shares received shall be freely transferable by the beneficiaries at the time of their delivery;

•	30 percent of the shares are transferable one year after the settlement date of the Program; and

•	The remaining 30 percent are transferable starting two years after the settlement date of the Program.

After this Program was established by the AGM, Royal Decree 771/2011 was published demanding the application of certain deferment, unavailability and limitation regulations to the remuneration granted and still unpaid prior to it taking effect, referring to services rendered since 2010.

Thus, this standard and the requirements established in the aforementioned Royal Decree 771/2011 must be applied to the 2010/2011 Program. Therefore, the AGM of the Bank set for March 16, 2012 will address the modification of the settlement and payment system of the 2010/2011 Program previously approved by the AGM to adapt it to the terms established in Royal Decree 771/2011. These specific standards will only apply to those executives, including executive directors and members of the Management Committee, who are beneficiaries of this Program and whose professional activity may significantly influence the entity’s risk profile. The settlement and payments of the shares corresponding to this Program will be made in line with the scheme defined for that effect, as explained in Note 56.

•	BBVA Compass Long-Term Incentive Plan –

The Remuneration Committee of BBVA Compass has approved various long-term remuneration plans with BBVA shares for members of the management team and key employees of the entity and its affiliates. Currently, the following programs are in effect:

•

2009-2011 Plan: On November 27, 2009, the Remuneration Committee of BBVA Compass agreed to increase the number of ADS in the existing plan and set up a new plan for the 2009-2011 period, with a completion date of December 31, 2011.

This plan consists of granting “units” or theoretical shares to management staff (similar to those described above) and the granting of “restricted share units” to the rest of the beneficiaries of the Plan.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

•

2010-2012 Plan: In May 2010, the Remuneration Committee of BBVA Compass approved a new long-term share-based remuneration plan solely for members of the executive team of BBVA Compass and its affiliates, for the period 2010-2012, with the completion date on December 31, 2012.

As of December 31, 2011, the maximum number of “units” and “restricted share units” for covering the payment from both plans was 1,727,384. During the period of operation of each of these plans, the sum of the commitment to be accounted for at year-end is obtained by multiplying the number of “units” assigned by the expected share price and the expected value of the multiplier coefficient, both estimated at the date of the entry into force of each of the plans.

•	Variable Share-based Remuneration System

BBVA’s Ordinary General Meeting of Shareholders held on March 11, 2011 approved a new variable share-based remuneration system for BBVA’s executive team (hereinafter, “the System”).

This new system is based on a specific incentive for the members of the Executive Team (the “Incentive”). It consists of the annual allocation, to each beneficiary, of a number of units that serve as the basis for determining the number of shares that, if applicable, will correspond to them in the settlement of the Incentive based on the level of compliance with three indicators: Total Shareholder Return (TSR), the Group’s attributed net income and the Group’s recurrent Economic Profit (EP). Each of these indicators is scored from 0 to 2, based on the level achieved.

Once the Incentive terminated, on December 31, 2011, a multiplier coefficient of 1.3175 was applied to the units assigned to the beneficiaries. These units reached 6,604,768 as of December 31, 2011.

The resulting shares are subject to the following retention criteria:

•	40 percent of the shares received shall be freely transferable by the beneficiaries at the time of their delivery;

•	30 percent of the shares are transferable one year after the settlement date of the incentive; and

•	The remaining 30 percent are transferable starting two years after the settlement date of the incentive.

However, for those executives, including executive directors and members of the Management Committee, who are beneficiaries of this Incentive and whose professional activity may significantly influence the entity’s risk profile, special regulations for settlement and payments are applied to their Annual Variable Remuneration System. This is in line with the scheme defined for that effect, as explained in Note 56.

The cost of said plans is accrued throughout their life. The expense associated in 2011, 2010 and 2009 for those plans reached €51 million, €33 million and €18 million, respectively. It is recognized under the heading “Personnel expenses – Other personnel expenses” in the accompanying consolidated income statements, and a balancing entry has been made under the heading “Stockholders’ funds – Other equity instruments” in the accompanying consolidated balance sheets, net of tax effect.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

46.2 General and administrative expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
General and Administrative Expenses	2011	2010	2009
Technology and systems	662	563	577
Communications	299	284	254
Advertising	378	345	262
Property, fixtures and materials	849	750	643
Of which: Rent expenses (*)	475	397	304
Taxes	359	322	266
Other administration expenses	1,246	1,129	1,009

Total	3,793	3,393	3,011

(*)	The consolidated companies do not expect to terminate the lease contracts early.

47. Depreciation and amortization

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

		Millions of Euros
Depreciation and Amortization	Notes	2011	2010	2009
Tangible assets	19	513	470	435
For own use		495	448	416
Investment properties		10	15	11
Operating lease		8	7	8
Other Intangible assets	20.2	334	291	262

Total		847	761	697

48. Provisions (net)

In 2011, 2010 and 2009, the net allowances charged to the income statement under the headings “Provisions for pensions and similar obligations”, “Provisions for contingent risks and commitments”, “Provisions for taxes and other legal contingencies” and “Other provisions” in the accompanying consolidated income statements are as follows:

		Millions of Euros
Provisions (Net)	Notes	2011	2010	2009
Provisions for pensions and similar obligations	26	365	405	552
Provisions for contingent risks and commitments	7.1.8	(6)	22	(170)
Provisions for taxes and other legal contingencies	25	41	6	5
Other Provisions	25	110	49	71

Total		510	482	458

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

49. Impairment losses on financial assets (net)

The breakdown of impairment losses on financial assets by the nature of those assets in the accompanying consolidated income statements is as follows:

		Millions of Euros
Impairment Losses on Financial Assets (Net)	Notes	2011	2010	2009
Available-for-sale financial assets	12	25	155	277
Debt securities		10	4	167
Other equity instruments		15	151	110
Held-to-maturity investments	14	—	—	(3)
Loans and receivables	7.1.8	4,201	4,563	5,196
Of which:
Recovery of written-off assets		327	253	187

Total		4,226	4,718	5,470

50. Impairment losses on other assets (net)

The impairment losses on non-financial assets broken down by the nature of those assets in the accompanying consolidated income statements are as follows:

		Millions of Euros
Impairment Losses on Other Assets (Net)	Notes	2011	2010	2009
Goodwill	20.1 – 17	1,444	13	1,100
Other intangible assets	20.2	—	—	—
Tangible assets	19	80	92	155
For own use		7	9	62
Investment properties		73	83	93
Inventories	22	358	370	334
Rest		3	14	29

Total		1,885	489	1,618

51. Gains (losses) on derecognized assets not classified as non-current assets held for sale

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Gains and Losses on Derecognized Assets Not Classified as Non-current Assets Held for Sale	2011	2010	2009
Gains
Disposal of investments in entities	56	40	6
Disposal of tangible assets and other	34	17	28
Losses:
Disposal of investments in entities	(38)	(11)	(2)
Disposal of tangible assets and other	(6)	(5)	(12)

Total	46	41	20

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

52. Gains (losses) on non-current assets held for sale not classified as discontinued transactions

The main headings included in the balance under this heading in the accompanying consolidated income statements are as follows:

		Millions of Euros
Gains (Losses) in Non-current Assets Held for Sale	Notes	2011	2010	2009
Gains for real estate		127	374	986
Of which:
Foreclosed		(9)	17	5
Sale of buildings for own use (Note 16.1)	16	95	285	925
Impairment of non-current assets held for sale	16	(397)	(247)	(127)
Gains on sale of available-for-sale financial assets		—	—	—

Total		(270)	127	859

“Gains for real estate” for 2011, 2010 and 2009 correspond, fundamentally, to the sale of real estate in Spain with subsequent leaseback by the Group. Profits on sales of €67, €273 and €914 million for 2011, 2010 and 2009, respectively, were generated (Note 16.1).

53. Consolidated statements of cash flows

Cash flows from operating activities increased in 2011 by €19,811 million (€8,503 million in 2010). The most significant causes of the change in 2011 occurred under the headings of “Loans and receivables”, “Financial liabilities at amortized cost”, “Available-for-Sale Financial Assets” and “Financial instruments held for trading”.

The most significant variations in cash flows in investing activities in 2011 correspond to the headings “Subsidiaries and other business units” for the purchase of a 25.01% holding in the share capital of Turkiye Garanti Bankasi, AS (Note 3); “Tangible assets” for new property, plants and equipment for own use and finance leases granted (Note 19); “Non-current assets held for sale” for net entries in foreclosed assets (Note 16) and “Held-to-maturity” for amortizations of the portfolio (Note 14).

Cash flows from financing activities decreased in 2011 €1,269 million (€1,148 million up in 2010), corresponding to the most significant changes in 2011 in the acquisition and amortization of own equity instruments.

The table below breaks down the main cash flows related to investing activities in 2011, 2010 and 2009:

Main Cash Flows in Investing Activities 2011	Millions of Euros
	Cash Flows in Investment Activities
	Investments (-)	Divestments (+)
Tangible assets	1,313	175
Intangible assets	612	1
Investments	430	—
Subsidiaries and other business units	4,653	18
Non-current assets held for sale and associated liabilities	1,516	870
Held-to-maturity investments	—	838
Other settlements related to investment activities	—	—

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
Main Cash Flows in Investing Activities 2010	Cash Flows in Investment Activities
	Investments (-)	Divestments (+)
Tangible assets	1,040	261
Intangible assets	464	6
Investments	1,209	1
Subsidiaries and other business units	77	69
Non-current assets held for sale and associated liabilities	1,464	1,347
Held-to-maturity investments	4,508	—
Other settlements related to investment activities	—	—

	Millions of Euros
Main Cash Flows in Investing Activities 2009	Cash Flows in Investment Activities
	Investments (-)	Divestments (+)
Tangible assets	931	793
Intangible assets	380	147
Investments	2	1
Subsidiaries and other business units	7	32
Non-current assets held for sale and associated liabilities	920	780
Held-to-maturity investments	156	—
Other settlements related to investment activities	—	—

54. Accountant fees and services

The details of the fees for the services contracted by the companies of the BBVA Group in 2011 with their respective auditors and other audit companies are as follows:

Millions of Euros
Fees for Audits Conducted	2011
Audits of the companies audited by firms belonging to the Deloitte worldwide organization and other reports related with the audit	17.6
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the Deloitte worldwide organization	3.5
Fees for audits conducted by other firms	—

In 2011, other companies in the BBVA Group contracted other services (other than audits) as follows:

Millions of Euros
Other Services Contracted	2011
Firms belonging to the Deloitte worldwide organization	3.4
Other firms	18.5

(*)	Including €908 thousand related to fees for tax services.

The services provided by our auditors meet the independence requirements established under Law 44/2002, of 22 November 2002, on Measures Reforming the Financial System and by the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC); accordingly they did not include the performance of any work that is incompatible with the auditing function.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

55. Related party transactions

As financial institutions, BBVA and other companies in the Group engage in transactions with related parties in the normal course of their business. All of these transactions are of little relevance and are carried out in normal market conditions.

55.1 Significant transactions with shareholders

As of December 31, 2011, the balances of transactions with significant shareholders (see Note 27) correspond to “Customer deposits”, at €32 million, “Loans and advances to customers”, at €191 million and “Contingent Risk”, at €29 million, all of them in normal market conditions.

55.2 Transactions with BBVA Group entities

The balances of the main aggregates in the accompanying consolidated balance sheets arising from the transactions carried out by the BBVA Group with associates and jointly controlled companies accounted for using the equity method (see Note 2.1), are as follows:

	Millions of Euros
Balances arising from transactions with Entities of the Group	2011	2010	2009
Assets:
Loans and advances to credit institutions	520	87	45
Loans and advances to customers	372	457	613
Liabilities:
Deposits from credit institutions	5	—	3
Customer deposits	94	89	76
Debt certificates	—	8	142
Memorandum accounts:
Contingent risks	68	55	36
Contingent commitments	236	327	340

The balances of the main aggregates in the accompanying consolidated income statements resulting from transactions with associated and jointly controlled entities that are consolidated by the equity method, are as follows:

	Millions of Euros
Balances of Income Statement arising from transactions with Entities of the Group	2011	2010	2009
Income statement:
Financial incomes	14	14	18
Financial costs	2	2	6

There were no other material effects in the consolidated financial statements arising from dealings with these companies, other than the effects from using the equity method (see Note 2.1), and from the insurance policies to cover pension or similar commitments, as described in Note 26. As of December 31, 2011, the notional amount of the futures transactions arranged by the BBVA Group with those companies amounted to €827 million (of which, €737 million correspond to futures transactions with the CITIC Group.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

In addition, as part of its normal activity, the BBVA Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the accompanying consolidated financial statements.

55.3 Transactions with members of the Board of Directors and the Management Committee

The information on the remuneration of the members of the BBVA Board of Directors and the Management Committee is included in Note 56.

As of December 31, 2011, there was no amount disposed of the loans granted by the Group’s credit institutions to the members of the Bank’s Board of Directors and, at that date, the loans granted by the Group’s credit institutions to the members of the Management Committee (excluding the executive directors), amounted to €6,540 thousand.

The loans granted by the Group’s credit institutions as of December 31, 2010 and 2009 to the members of the Board of Directors of the Bank amounted to €531 and €806 thousand, respectively, and, for the same periods, the loans granted by the Group’s credit institutions to members of the Management Committee (excluding the executive directors), amounted to €4,924 and €3,912 thousand, respectively.

The amount disposed of the loans granted as of December 31, 2011, 2010 and 2009 to parties related to the members of the Bank’s Board of Directors and Management Committee amounted to €20,593, €28,493 and €51,882 thousand, respectively.

As of December 31, 2011, no guarantees were granted to any member of the Board of Administration, and the amount of guarantees granted to members of the Bank’s Management Committee reached €9 thousand. As of December 31, 2010 and 2009, no guarantees, financial leases or commercial loans were granted to members of the Board of Administration or to the Bank’s Management Committee.

As of December 31, 2011, 2010 and 2009, the amount granted for guarantee, financial lease and commercial loan transactions arranged with parties related to the members of the Bank’s Board of Directors and Management Committee reached €10,825, €4,424 and €24,514 thousand, respectively.

55.4 Transactions with other related parties

As of December 31, 2011, 2010 and 2009, the Group did not perform any transactions with other related parties that did not belong to the normal course of their business, that were not under market conditions or that were relevant for the consolidated equity, income or the entity and financial situation of the BBVA Group.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

56. Remuneration and other benefits of the Board of Directors and Members of the Bank’s Management Committee

•	Remuneration of non-executive directors

The remuneration paid to non-executive directors who are members of the Board of Directors during 2011 is indicated below, broken down by type of remuneration:

	Thousands of Euros
Year 2011 Remuneration of Non-Executive Directors	Board of Directors	Standing- Executive Committee	Audit Committee	Risk Committee	Appointments Committee	Compensation Committee	Total
Tomás Alfaro Drake	129	—	71	—	102	—	302
Juan Carlos Álvarez Mezquíriz	129	167	—	—	7	36	338
Ramón Bustamante y de la Mora	129	—	71	107	—	—	307
José Antonio Fernández Rivero (1)	129	—	—	214	41	—	383
Ignacio Ferrero Jordi	129	167	—	—	—	43	338
Carlos Loring Martinez de Irujo	129	—	71	—	—	107	307
José Maldonado Ramos	129	111	—	44	41	43	368
Enrique Medina Fernández	129	167	—	107	—	—	402
Jose Luis Palao García-Suelto (2)	118	—	134	62	—	—	314
Juan Pi Llorens (3)	54	—	—	27	—	11	91
Susana Rodríguez Vidarte	129	—	71	—	41	43	284

Total (4)	1,330	611	419	561	231	282	3,435

(1)	Mr. José Antonio Fernández Rivero, apart from the amounts detailed in the table above, also received a total of € 652 thousand in early retirement benefit as a former director of BBVA.
(2)	Mr. José Luis Palao García-Suelto was appointed as director of BBVA on February 1st, 2011.
(3)	Mr. Juan Pi LLorens was appointed as director of BBVA on July 27, 2011.
(4)

Mr. Rafael Bermejo Blanco, who resigned as director on March 29, 2011, has received in the year 2011 the total amount of € 104 thousand as compensation for his membership to the Board of Directors, to the Risks Committee and as President of the Audit Committee.

•	Remuneration of executive directors

The remuneration paid to executive directors of the Bank in 2011 is indicated below, broken down by type of remuneration:

	Thousands of Euros
Year 2011 Remuneration of Executive Directors	Fixed Remuneration	Variable Remuneration (1)	Total
Chairman and CEO	1,966	3,011	4,977
President and COO	1,748	1,889	3,637

Total	3,714	4,900	8,614

(1)	The figures relate to variable remuneration for 2010 paid in 2011.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

In addition, the executive directors were paid remunerations in kind and in other forms in 2011 for a total amount of €32.5 thousand, of which €10.8 thousand correspond to the Chairman and CEO and €21.7 thousand pertain to the President and COO.

•	Remuneration of the members of the Management Committee (*)

The remuneration paid in 2011 to the members of BBVA’s Management Committee amounted to €9,359 thousand in fixed remuneration and €14,296 thousand in variable remuneration accrued in 2010 and paid in 2011.

In addition, the members of the Management Committee received remuneration in kind and other items totaling €814 thousand in 2011.

(*)	This section includes relevant information on the members of the Management Committee who held this position on December 31, 2011, excluding executive directors.

•	New Annual Variable Remuneration System

BBVA’s Ordinary General Meeting of Shareholders held on March 11, 2011 approved a new variable share-based remuneration system for BBVA’s executive team, including the executive directors.

This new system is based on a specific incentive for the members of the Executive Team (the “Incentive”). It consists of the annual allocation, to each beneficiary, of a number of units that serve as the basis for determining the number of shares that, if applicable, will correspond to them in the settlement of the Incentive based on the level of compliance with three indicators established by the AGM: the course of Total Shareholder Return (TSR); the Group’s recurrent Economic Profit (EP); and the Group’s attributed net income.

The total number of units assigned in the Incentive for 2011 was 155,000 for the Chairman and CEO and 117,000 for the President and COO; and a total of 620,500 units were assigned to all remaining members of the Management Committee who held that position on December 31, 2011.

This number of units will be divided in three parts associated to each one of the indicators based on the weights established at all times, and each one of these parts will be multiplied by a coefficient ranging from 0 and 2 based on the scale defined each year for each of the indicators.

This Incentive, together with the ordinary variable remuneration in cash that corresponds to each executive, constitutes its annual variable remuneration (the “Annual Variable Remuneration”).

The General Meeting held on March 11, 2011 likewise established a new settlement and payment system for the Annual Variable Remuneration applicable to the categories of employees whose professional activities may significantly affect the Bank’s risk profile or who perform control functions. This includes executive directors and the rest of the members of the Management Committee, and was adapted to the requirements established in Directive 76/2010, which was transposed to Spanish law by means of Royal Decree 771/2011 of 3 June 2011 (“Royal Decree 771/2011”).

The new Annual Variable Remuneration settlement system applicable to the executive directors and the rest of the members of the Management Committee established that they will receive at least 50% of the total of said remuneration in shares.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

To this effect, if the economic value of the shares resulting from the Incentive corresponding to each executive director or to each member of the Management Committee in its settlement does not equal at least 50% of the amount of their Annual Variable Remuneration, they will be provided, in shares, the proportion of their ordinary variable remuneration that, added to the value of the shares from the Incentive, is needed to satisfy the percentage indicated. For this calculation, the value of the shares is considered to be the average closing price of the BBVA shares corresponding to the trading sessions between December 15, 2011 and January 15, 2012.

Once the amount of cash and shares corresponding to the executive directors and remaining members of the Management Committee in the settlement of their Annual Variable Remuneration has been determined, the payment will be subject to the conditions set forth in the AGM’s agreement in 2011 such that:

•

The payment of 50% of the Annual Variable Remuneration, both from the part in cash and the part paid in shares, will be deferred. The deferred amount will, when applicable, be paid out in thirds over the next three years.

•

The shares that are provided each year from the settlement of the Annual Variable Remuneration will be unavailable for one additional year from the date they are provided; however, the sale of the number of shares needed to pay the taxes arising from the provision of the shares will be permitted.

•	The payment of the Annual Variable Remuneration will be subject to the non-occurrence of any of the situations established by the Board of Directors that limit or impede their provision.

Once 2011 was closed, the Annual Variable Remuneration of the executive directors for 2011 was determined, applying the aforementioned conditions agreed upon by the AGM in March 2011. It includes their ordinary variable remuneration and the Incentive for the Executive Team. Thus, in the first quarter of 2012, they will perceive the settlement of the Annual Variable Remuneration corresponding to 2011: €999,731 and 155,479 BBVA shares for the Chairman and CEO; and €635,865 euros and 98,890 BBVA shares in the case of the President and COO. In both cases, the shares will be unavailable for one year from the date they are provided, in line with the aforementioned terms.

Furthermore, in the first quarter of the years 2013, 2014 and 2015, the executive directors will receive the amount of €333,244 and 51,826 BBVA shares in the case of the Chairman and CEO, and €211,955 and 32,963 BBVA shares in the case of the President and COO, corresponding to the deferred portion of the Annual Variable Remuneration of 2011.

The payment of the deferred portions of the Annual Variable Remuneration will be subject to the non-occurrence of any of the situations established by the Board of Directors that limit or impede their payment, and will be subject to the updating of the terms set out by the Board of Directors. In addition, the shares provided each year will be unavailable for one year from the date they are provided, in line with the aforementioned terms.

As of December 31, 2011, these amounts were recognized under the heading “Other liabilities – Accruals” of the consolidated balance sheet.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

•	Multi-year variable share-based remuneration programs for executive directors and members of the Management Committee

•	Settlement of the multi-year variable share-based remuneration program for 2009-2010

In the first quarter of 2011, the Multi-year Variable Share-based Remuneration Program for 2009-2010 was settled for the members of BBVA’s executive team, including the executive directors and other members of the Management Team. This had been approved by the AGM of March 13, 2009 and resulted in, after applying the conditions established initially, a multiplier coefficient of 0 for the units allocated. Thus, the Program was settled with no shares being awarded to its beneficiaries.

•	Multi-year variable share-based remuneration program for 2010-2011

The Bank’s Annual General Meeting held on March 12, 2010 approved a Multi-Year Variable Share-based Remuneration Program for 2010/2011 designed for the members of BBVA’s executive team, including the executive directors and members of the Management Committee (hereinafter, the “2010-2011 Program”). The result is obtained by multiplying the number of units assigned at the start of the Program to each beneficiary by a coefficient, between 0 and 2, established based on the evolution of the Bank’s total shareholders return (TSR) in 2010-2011 as compared to the evolution of this same indicator in a group of 18 international reference banks.

The number of units allocated to the executive directors, in accordance with the agreement of the AGM, was 105,000 for the Chairman and CEO and 90,000 for the President and COO; and a total of 385,000 units were allocated for all remaining members of the Management Committee who held that position on December 31, 2011.

The aforementioned AGM established that the shares, if applicable, arising from the settlement of the Program be awarded to the beneficiaries, who could have those shares available to them as follows: (i) 40 percent of the shares received will be freely transferable by the beneficiaries at the moment they are received; (ii) 30 percent of the shares received will be transferable one year after the settlement date of the Program; and (iii) the remaining 30 percent will be transferable starting two years after the settlement date of the Program.

Once the 2010/2011 Program finalized on December 31, 2011, according to the conditions established initially, the determination of the TSR or BBVA and the 18 reference banks was made. BBVA held fourth place in the comparison table. Therefore, under the terms established by the AGM, a multiplier coefficient of 2 was applied to the units allocated to each beneficiary. Thus, in the settlement of the Program, 210,000 BBVA shares were awarded to the Chairman and CEO; 180,000 BBVA shares were awarded to the President and COO; and 770,000 BBVA shares were awarded to all other members of the Bank’s Management Committee.

After this Program was established by the Board, Royal Decree 771/2011 was published demanding the application of the aforementioned deferment, unavailability and limitation regulations to the remuneration granted and still unpaid prior to it taking effect, referring to services rendered since 2010.

Thus, this standard and the requirements established in the aforementioned Royal Decree 771/2011 must be applied to the 2010/2011 Program. Therefore, the AGM of the Bank set for March 16, 2012 will address the modification of the settlement and payment system of the 2010/2011 Program previously approved by the AGM to adapt it to the terms established to that effect in Royal Decree 771/2011.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

This change in the settlement and payment system will affect those Bank employees who, as beneficiaries of the 2010-2011 Program are considered to carry out professional activities that may significantly influence the Bank’s risk profile or who perform control functions. This includes, in all cases, all executive directors and other members of the Management Committee.

The new system indicates that executive directors and the remaining members of the Management Committee will only receive 50% of the shares prior to April 15, 2012 corresponding to them as a result of the settlement of the Program. They will receive the remaining 50% deferred in thirds over the years 2013, 2014 and 2015, respectively.

Those shares will also be subject to, according to the requirements of Royal Decree 771/2011, the unavailability criteria indicated in the section regarding the New Annual Variable Remuneration System; as such, they will be unavailable for a period of one year from the date on which they were awarded. Furthermore, the awarding of the deferred shares will be subject to the non-occurrence of any situation that impedes or limits the provision of the Annual Variable Remuneration, which is subject to being updated. The above is in accordance with that set out by the Bank’s Board of Directors.

Thus, in the application of this new settlement and payment system for the 2010-2011 Program, the executive directors will, as a result, receive 105,000 BBVA shares (in the case of the Chairman and CEO) and 90,000 shares (in the case of the President and COO) prior to April 15, 2012. Furthermore, on the same dates in the years 2013, 2014 and 2015, the executive directors will receive the amount of 35,000 BBVA shares in the case of the Chairman and CEO, and 30,000 BBVA shares in the case of the President and COO, corresponding to the deferred portion of this Program.

•	Scheme for remuneration for non-executive directors with deferred distribution of shares

BBVA has a remuneration system with deferred distribution of shares in place for its non-executive directors that was approved by the AGM held on March 18, 2006 and renewed for an additional 5-year period through an agreement by the AGM held on March 11, 2011.

This system consists in the annual allocation of a number of “theoretical shares” to the non-executive directors equivalent to 20% of the total remuneration received by each in the previous year. This is based on the average closing prices of the BBVA shares during the sixty trading sessions prior to the dates of the ordinary general meetings approving the annual financial statements for each year.

The shares will be subject to being awarded, if applicable, to each beneficiary on the date he or she leaves the position of director for any reason except serious breach of duties.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The number of “theoretical shares” allocated to non-executive director deferred share distribution system beneficiaries in 2011, corresponding to 20% of the total remuneration received by each in 2010, is as follows:

Scheme for Remuneration of Non-Executive Directors with Deferred Distribution of Shares	Theorical Shares assigned in 2011	Accumulated Theorical Shares
Tomás Alfaro Drake	6,144	19,372
Juan Carlos Álvarez Mezquíriz	8,010	47,473
Ramón Bustamante y de la Mora	7,270	45,319
José Antonio Fernández Rivero	8,673	38,814
Ignacio Ferrero Jordi	8,010	48,045
Carlos Loring Martínez de Irujo	7,275	33,098
José Maldonado Ramos	6,733	6,733
Enrique Medina Fernández	9,527	61,314
Susana Rodríguez Vidarte	6,315	31,039

Total (*)	67,957	331,207

(*) Additionally, were also assigned to Don Rafael Bermejo Blanco, who resigned as director as of March 29, 2011, 5, 9,806 theoretical shares

•	Pension commitments

The provisions registered as of December 31, 2011 for pension commitments to the President and COO are €16,831 thousand, of which €2,417 thousand were charged against 2011 earnings. As of this date, there are no other pension obligations to executive directors.

Also, €99 thousand in insurance premiums were paid on behalf of non-executive directors who are members of the Board of Directors.

The provisions registered as of December 31, 2011 for pension commitments for the Management Committee members, excluding executive directors, amounted to €60,312 thousand. Of these, €8,832 thousand were charged against 2011 earnings.

•	Termination of the contractual relationship

There were no commitments as of December 31, 2011 for the payment of compensation to executive directors.

In the case of the President and COO, the contract lays down that in the event that he lose this status due to a reason other than his own will, retirement, disability or dereliction of duty, he shall take early retirement with a pension, which can be received as life income or common stock, equal to 75% of their pensionable salary if this occurs before he reaches the age of 55, or 85% after that age.

57. Detail of the Directors’ holdings in companies with similar business activities

Pursuant to Article 229.2 of the Spanish Corporations Act, as of December 31, 2011, no member of BBVA’s Board of Directors had a direct or indirect ownership interest in companies engaging in an activity that is identical, similar or complementary to the corporate purpose of BBVA, except for

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Mr. José Luis Palao García-Suelto, who at that date, held a direct holding of 3,977 shares in Banco Santander, S.A. and 5,147 shares in Caixabank, S.A. In addition, no member of the Bank’s Board of Directors holds positions or functions in those companies.

Furthermore, it indicates that, as of December 31, 2011, individuals associated to the members of the Bank’s Board of Directors were holders of 54,008 shares of Banco Santander, S.A. and of 414 shares of Banco Español de Crédito, S.A. (Banesto) and 3 shares of Bankinter, S.A.

58. Other information

58.1. Environmental impact

Given the activities in which the BBVA Group companies engage, the Group has no environmental liabilities, expenses, assets, provisions or contingencies that could have a significant effect on its consolidated equity, financial situation and profits. Consequently, as of December 31, 2011, there is no item in the Group’s consolidated financial statements that requires disclosure in an environmental information report pursuant to the Ministry of Economy Order of October 8, 2001, and no specific disclosure of information on environmental matters is included in these statements.

58.2. Breakdown of agents of credit institutions

The list of BBVA agents as required by Article 22 of Royal Decree 1245/1995 of 14 July 1995, of the Ministry of Economy and Finance, is included in the Bank’s individual financial statements for 2011.

58.3. Report on the activity of the Customer Care Service and the Customer Ombudsman

The report on the activity of the Customer Care Service and the Customer Ombudsman required pursuant to Article 17 of Ministry of Economy Order ECO/734/2004 of 11 March 2004 is included in the Management Report accompanying these accompanying consolidated annual financial statements.

58.4 CNMV information requirements

•	Dividends paid in the year

The table below presents the dividends per share paid in cash in 2011, 2010 and 2009 (cash basis accounting, regardless of the year in which they were accrued), but without including other shareholder remuneration, like the “Dividend Option”. See Note 4 for a complete analysis of all remuneration awarded to shareholders during 2011.

	2011			2010
Dividends Paid (*) (“Dividend Option” not included)	% Over Nominal	Euros per Share	Amount (Millions of Euros)	% Over Nominal	Euros per Share	Amount (Millions of Euros)
Ordinary shares	39%	0.19	859	67%	0.33	1,237
Rest of shares	—	—	—	—	—	—

Total dividends paid in cash (*)	39%	0.19	859	67%	0.33	1,237

Dividends with charge to income	39%	0.19	859	67%	0.33	1,237
Dividends with charge to reserve or share premium	—	—	—	—	—	—
Dividends in kind	—	—	—	—	—	—

(*)	Only included dividends paid in cash each year (cash-flows criteria), regardless of the year there were accrued.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

•	Earnings and ordinary income by business segment

The detail of the consolidated net income for the years 2011, 2010 and 2009 for each business segment is as follows:

	Millions of Euros
Net Income attributed by Business Areas	2011	2010	2009
Spain	1,363	2,255	2,801
Eurasia	1,027	588	473
Mexico	1,741	1,707	1,357
South America	1,007	889	780
The United States	(722)	239	(950)

Subtotal Business areas	4,416	5,678	4,461

Corporate Activities	(1,413)	(1,072)	(251)

Net Income attributed to parent company	3,003	4,606	4,210

Non-assigned income	—	—	—
Elimination of interim income (between segments)	—	—	—
Other gains (losses) (*)	481	389	385
Income tax and/or income from discontinued operations	285	1,427	1,141

Income before tax	3,769	6,422	5,736

(*)	Net income attributed to non-controlling interests

For the years 2011, 2010 and 2009 the detail of the BBVA Group’s ordinary income for each operating segment, which is made up of the “Interest and similar income”, “Dividend income”, “Fee and commission income”, “Net gains (losses) on financial assets and liabilities” and “Other operating income”, is as follows:

	Millions of Euros
Ordinary Income by Business Areas	2011	2010	2009
Spain	6,357	7,055	7,875
Eurasia	1,952	1,080	953
Mexico	5,550	5,496	4,870
South America	4,457	3,797	3,637
The United States	2,277	2,551	2,412
Corporate Activities	(27)	932	919
Adjustments and eliminations of ordinary income between segments	—	—	—

Total Ordinary Income BBVA Group	20,566	20,911	20,666

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

•	Issuances by market type

Changes in debt certificates (including bonds) and subordinated liabilities (see Note 23.3) in 2011, 2010 and 2009 by the type of market in which they were issued are as follows:

	Millions of Euros
Debt Certificates and Subordinated Liabilities 2011	Balance at the Beginning	Issuances	Repurchase or Redemption	Exchange Differences and Other	Balance at the End
Debt certificates issued in the European Union	93,166	104,734	(97,115)	(14,861)	85,924
With information brochure	93,110	104,721	(97,115)	(14,861)	85,855
Without information brochure	56	13	—	—	69
Other debt certificates issued outside the European Union	9,433	2,375	(527)	144	11,425

Total	102,599	107,109	(97,642)	(14,717)	97,349

	Millions of Euros
Debt Certificates and Subordinated Liabilities 2010	Balance at the Beginning	Issuances	Repurchase or Redemption	Exchange Differences and Other	Balance at the End
Debt certificates issued in the European Union	107,068	129,697	(149,965)	3,768	90,568
With information brochure	107,034	129,697	(149,962)	3,768	90,537
Without information brochure	34	—	(3)	—	31
Other debt certificates issued outside the European Union	10,748	2,622	(2,097)	758	12,031

Total	117,816	132,319	(152,062)	4,526	102,599

	Millions of Euros
Debt Certificates and Subordinated Liabilities 2009	Balance at the Beginning	Issuances	Repurchase or Redemption	Exchange Differences and Other	Balance at the End
Debt certificates issued in the European Union	111,159	129,107	(126,713)	(6,484)	107,069
With information brochure	111,126	129,107	(126,713)	(6,485)	107,035
Without information brochure	33	—	—	1	34
Other debt certificates issued outside the European Union	9,986	4,894	(4,343)	211	10,748

Total	121,145	134,001	(131,056)	(6,273)	117,817

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

•	Interest and income by geographical area

The breakdown of the balance of “Interest and Similar Income” in the accompanying consolidated income statements by geographical area is as follows:

	Millions of Euros
Interest and Similar Income. Breakdown by Geographical Area	2011	2010	2009
Domestic market	9,584	8,906	11,224
Foreign	14,604	12,228	12,551
European Union	843	744	1,089
Rest of OECD	8,377	7,417	7,153
Rest of countries	5,384	4,067	4,309

Total	24,188	21,134	23,775

•	Average number of employees by gender

The breakdown of the average number of employees in the BBVA Group in 2011, 2010 and 2009, by gender, is as follows:

Average Number of Employees Breakdown by Gender	2011		2010		2009
	Male	Female	Male	Female	Male	Female
Average Number of Employees BBVA Group	52,664	57,030	50,804	53,951	50,755	53,661
Of which:
BBVA, S.A.	15,687	11,531	15,616	11,218	15,947	11,213

59. Subsequent events

After December 31, 2011, the Spanish’s Government’s intention to implement a series of extraordinary measures that would affect the Spanish financial system was made public. One of these measures was the Ministry of Economy’s proposal to modify standards regarding certain assets related to the Spanish real estate sector (loans and real estate) and to the solvency requirements of financial entities.

The Group’s financial statements as of December 31, 2011 properly reflect those assets in accordance with the accounting standards in effect and, in no case, will they be affected by the aforementioned regulatory changes.

On the data these consolidated Financial Statements were prepared, the Group did not have sufficient information to determine the exact impact that the abovementioned measures would have on its equity and on the calculations of the Group’s solvency coefficients for 2012. However, BBVA believes that, with the information currently available, the impact will be lower than the amount of the Group’s surplus of eligible capital over those required by the standards currently in force (See Note 33). In addition, in the framework of the recommendations issued by the European Banking Authority, the Group believes that it has the capacity to take the adequate actions to achieve the recommended levels as of June 30, 2012.

Since January 1, 2012 until the preparation of these annual consolidated Financial Statements, no other events not mentioned in these Financial Statements have taken place.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

60. Explanation added for translation to English

These consolidated financial statements are presented on the basis of IFRS’s, as adopted by the European Union. Certain accounting practices applied by the Group that conform to EU-IFRS’s may not conform to other generally accepted accounting principles.

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Appendices

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APPENDIX I.	Financial Statements of Banco Bilbao Vizcaya Argentaria, S.A.

Balance sheets as of December 31, 2011 and 2010 of BBVA, S.A.

	Millions of Euros
ASSETS	December 2011	December 2010 (*)
CASH AND BALANCES WITH CENTRAL BANKS	13,629	4,165

FINANCIAL ASSETS HELD FOR TRADING	56,538	51,348

Loans and advances to credit institutions	—	—
Loans and advances to customers	—	—

Debt securities	7,898	13,016
Other equity instruments	997	4,608

Trading derivatives	47,643	33,724

OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	—	—
Loans and advances to credit institutions	—	—
Loans and advances to customers	—	—
Debt securities	—	—
Other equity instruments	—	—

AVAILABLE-FOR-SALE FINANCIAL ASSETS	25,407	26,712

Debt securities	21,108	22,131
Other equity instruments	4,299	4,581

LOANS AND RECEIVABLES	262,923	264,278

Loans and advances to credit institutions	22,967	28,882
Loans and advances to customers	238,463	234,031
Debt securities	1,493	1,365

HELD-TO-MATURITY INVESTMENTS	10,955	9,946

FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	146	40

HEDGING DERIVATIVES	3,681	2,988

NON-CURRENT ASSETS HELD FOR SALE	1,462	958

INVESTMENTS	27,954	24,368

Associates	4,159	3,612
Jointly controlled entities	3,933	14
Group entities	19,862	20,742

INSURANCE CONTRACTS LINKED TO PENSIONS	1,832	1,847

TANGIBLE ASSETS	1,504	1,459

Property, plants and equipment	1,503	1,458

For own use	1,503	1,458
Other assets leased out under an operating lease	—	—
Investment properties	1	1
INTANGIBLE ASSETS	567	410

Goodwill	—	—
Other intangible assets	567	410
TAX ASSETS	3,647	3,161

Current	282	324

Deferred	3,365	2,837

OTHER ASSETS	921	431

TOTAL ASSETS	411,166	392,111

(*)	Presented for comparison purposes only

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Balance sheets as of December 31, 2011 and 2010 of BBVA, S.A.

	Millions of Euros
LIABILITIES AND EQUITY	December 2011	December 2010 (*)
FINANCIAL LIABILITIES HELD FOR TRADING	48,966	35,680

Deposits from central banks	—	—
Deposits from credit institutions	—	—
Customer deposits	—	—
Debt certificates	—	—
Trading derivatives	45,803	32,294
Short positions	3,163	3,386
Other financial liabilities	—	—

OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	—	—

Deposits from central banks	—	—
Deposits from credit institutions	—	—
Customer deposits	—	—
Debt certificates	—	—
Subordinated liabilities	—	—
Other financial liabilities	—	—

FINANCIAL LIABILITIES AT AMORTIZED COST	323,518	320,592

Deposits from central banks	32,649	10,867
Deposits from credit institutions	44,676	42,015
Customer deposits	184,966	194,079
Debt certificates	46,559	56,007
Subordinated liabilities	9,895	13,099
Other financial liabilities	4,773	4,525

FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	—	(2)

HEDGING DERIVATIVES	2,475	1,391

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	—	—

PROVISIONS	6,397	6,613

Provisions for pensions and similar obligations	4,966	5,177
Provisions for taxes and other legal contingencies	—	—
Provisions for contingent exposures and commitments	159	177
Other provisions	1,272	1,259

TAX LIABILITIES	373	488

Current	—	—
Deferred	373	488

OTHER LIABILITIES	1,786	1,192

TOTAL LIABILITIES	383,515	365,954

(*)	Presented for comparison purposes only

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Balance sheets as of December 31, 2011 and 2010 of BBVA, S.A.

	Millions of Euros
LIABILITIES AND EQUITY	December 2011	December 2010 (*)
STOCKHOLDERS’ EQUITY	28,504	26,183

Common Stock	2,403	2,201
Issued	2,403	2,201
Less: Unpaid and uncalled (-)	—	—

Share premium	18,970	17,104
Reserves	6,817	5,114

Other equity instruments	29	23
Equity component of compound financial instruments	—	—

Other equity instruments	29	23
Less: Treasury stock (-)	(19)	(84)
Net Income	1,428	2,904
Less: Dividends and remuneration (-)	(1,124)	(1,079)

VALUATION ADJUSTMENTS	(853)	(26)

Available-for-sale financial assets	(782)	39
Cash flow hedging	(30)	(62)
Hedges of net investments in foreign operations	—	—
Exchange differences	(32)	(3)
Non-current assets held-for-sale	—	—
Other valuation adjustments	(9)	—

TOTAL EQUITY	27,651	26,157

TOTAL LIABILITIES AND EQUITY	411,166	392,111

	Millions of Euros
MEMORANDUM ITEM	December 2011	December 2009 (*)
CONTINGENT EXPOSURES	60,760	57,764
CONTINGENT COMMITMENTS	55,450	58,885

(*)	Presented for comparison purposes only

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Income Statements for the years ended

December 31, 2011 and 2010 of BBVA,S.A.

	Millions of Euros
	December 2011	December 2010 (*)
INTEREST AND SIMILAR INCOME	9,668	8,759
INTEREST AND SIMILAR EXPENSES	(5,653)	(3,718)

NET INTEREST INCOME	4,015	5,041
DIVIDEND INCOME	3,576	2,129

FEE AND COMMISSION INCOME	1,723	1,806
FEE AND COMMISSION EXPENSES	(297)	(270)

NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	490	738
Financial instruments held for trading	583	256

Other financial instruments at fair value through profit or loss	—	—
Other financial instruments not at fair value through profit or loss	(93)	482
Rest	—	—
EXCHANGE DIFFERENCES (NET)	72	112
OTHER OPERATING INCOME	103	102
OTHER OPERATING EXPENSES	(129)	(106)

GROSS INCOME	9,553	9,552
ADMINISTRATION COSTS	(3,641)	(3,409)
Personnel expenses	(2,278)	(2,202)
General and administrative expenses	(1,363)	(1,207)
DEPRECIATION AND AMORTIZATION	(322)	(276)

PROVISION (NET)	(792)	(405)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	(2,088)	(1,925)
Loans and receivables	(2,092)	(1,794)
Other financial instruments not at fair value through profit or loss	4	(131)

NET OPERATING INCOME	2,710	3,537
IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	(1,510)	(258)
Goodwill and other intangible assets	—	—
Other assets	(1,510)	(258)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	13	5
NEGATIVE GOODWILL	—	—
GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	(244)	129

INCOME BEFORE TAX	969	3,413

INCOME TAX	459	(509)

INCOME FROM CONTINUING TRANSACTIONS	1,428	2,904

INCOME FROM DISCONTINUED TRANSACTIONS (NET)	—	—

NET INCOME FOR THE YEAR	1,428	2,904

(*)	Presented for comparison purposes only

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Statements of Recognized Income and Expenses for the years ended

December 31, 2011 and 2010 of BBVA, S.A.

	Millions of Euros
	December 2011	December 2010 (*)
NET INCOME FOR THE YEAR	1,428	2,904

OTHER RECOGNIZED INCOME (EXPENSES)	(827)	(1,669)

Available-for-sale financial assets	(990)	(2,038)
Valuation gains/(losses)	(972)	(1,756)
Amounts removed to income statement	(18)	(282)
Reclassifications	—	—
Cash flow hedging	32	(190)
Valuation gains/(losses)	2	(159)
Amounts removed to income statement	30	(31)
Amounts removed to the initial carrying amount of the hedged items	—	—
Reclassifications	—	—
Hedges of net investment in foreign operations	—	—
Valuation gains/(losses)	—	—
Amounts removed to income statement	—	—
Reclassifications	—	—
Exchange differences	(44)	—
Valuation gains/(losses)	(47)	(4)
Amounts removed to income statement	3	4
Reclassifications	—	—
Non-current assets held for sale	—	—
Valuation gains/(losses)	—	—
Amounts removed to income statement	—	—
Reclassifications	—	—
Actuarial gains and losses in post-employment plans	(12)	—
Rest of recognized income and expenses	—	—
Income tax	187	559

TOTAL RECOGNIZED INCOME/EXPENSES	601	1,235

(*)	Presented for comparison purposes only

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Statement of Changes in Equity for the years ended December 31, 2011 and 2010 of BBVA, S.A.

	Millions of Euros
	Stockholder’s Equity
2011	Common Stock	Share Premium	Reserves	Other Equity Instruments	Less: Treasury Stock	Profit for the Period	Less: Dividends and Remunerations	Total Stockholders’ Equity	Valuation Adjustments	Total Equity
Balances as of January 1, 2011	2,201	17,104	5,114	23	(84)	2,904	(1,079)	26,183	(26)	26,157

Effect of changes in accounting policies	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—

Adjusted initial balance	2,201	17,104	5,114	23	(84)	2,904	(1,079)	26,183	(26)	26,157

Total income/expense recognized	—	—	—	—	—	1,428	—	1,428	(827)	601
Other changes in equity	202	1,866	1,703	6	65	(2,904)	(45)	893	—	893
Common stock increase	68	—	(68)	—	—	—	—	—	—	—
Common stock reduction	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	134	1,866	—	—	—	—	—	2,000	—	2,000
Increase of other equity instruments	—	—	—	18	—	—	—	18	—	18
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	(945)	(945)	—	(945)
Transactions including treasury stock and other equity instruments (net)	—	—	10	—	65	—	—	75	—	75
Transfers between total equity entries	—	—	1,837	(12)	—	(2,904)	1,079	—	—	—
Increase/Reduction due to business combinations	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	—	—	—	—	—	—	—	—	—
Rest of increase/reductions in total equity	—	—	(76)	—	—	—	(179)	(255)	—	(255)
Of which:
Acquisition of the free allotment rights	—	—	—	—	—	—	(179)	(179)	—	(179)

Balances as of December 31, 2011	2,403	18,970	6,817	29	(19)	1,428	(1,124)	28,504	(853)	27,651

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Statement of Changes in Equity for the years ended December 31, 2011 and 2010 of BBVA, S.A.

	Millions of Euros
	Stockholder’s Equity
2010	Common Stock	Share Premium	Reserves	Other Equity Instruments	Less: Treasury Stock	Profit for the Period	Less: Dividends and Remunerations	Total Stockholders’ Equity	Valuation Adjustments	Total Equity (*)
Balances as of January 1, 2010	1,837	12,453	3,893	10	(128)	2,981	(1,012)	20,034	1,643	21,677

Effect of changes in accounting policies	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—

Adjusted initial balance	1,837	12,453	3,893	10	(128)	2,981	(1,012)	20,034	1,643	21,677

Total income/expense recognized	—	—	—	—	—	2,904	—	2,904	(1,669)	1,235
Other changes in equity	364	4,651	1,221	13	44	(2,981)	(67)	3,245	—	3,245
Common stock increase	364	4,651	—	—	—	—	—	5,015	—	5,015
Common stock reduction	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	13	—	—	—	13	—	13
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	(562)	(1,079)	(1,641)	—	(1,641)
Transactions including treasury stock and other equity instruments (net)	—	—	(88)	—	44	—	—	(44)	—	(44)
Transfers between total equity entries	—	—	1,407	—	—	(2,419)	1,012	—	—	—
Increase/Reduction due to business combinations	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	—	—	—	—	—	—	—	—	—
Rest of increase/reductions in total equity	—	—	(98)	—	—	—	—	(98)	—	(98)

Balances as of December 31, 2010	2,201	17,104	5,114	23	(84)	2,904	(1,079)	26,183	(26)	26,157

(*)	Presented for comparison purposes only

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Cash Flows Statements for the years ended December 31, 2011 and 2010 of BBVA, S.A.

	Millions of Euros
	December 2011	December 2010 (*)
CASH FLOW FROM OPERATING ACTIVITIES (1)	18,867	5,867

Profit for the year	1,428	2,904
Adjustments to obtain the cash flow from operating activities:	2,060	(1,141)
Amortization	322	276
Other adjustments	1,738	(1,417)
Net increase/decrease in operating assets	4,547	(7,251)
Financial assets held for trading	5,190	(6,184)
Other financial assets at fair value through profit or loss	—	—
Available-for-sale financial assets	(1,305)	(9,252)
Loans and receivables	(1,250)	7,963
Other operating assets	1,912	222
Net increase/decrease in operating liabilities	20,385	(3,656)
Financial liabilities held for trading	13,286	3,737
Other financial liabilities designated at fair value through profit or loss	—	—
Financial liabilities at amortized cost	6,046	(6,821)
Other operating liabilities	1,053	(572)
Collection/Payments for income tax	(459)	509

CASH FLOWS FROM INVESTING ACTIVITIES (2)	(7,135)	(7,108)

Investment	8,588	8,329
Tangible assets	262	222
Intangible assets	290	260
Investments	5,034	1,864
Subsidiaries and other business units	—	—
Non-current assets held for sale and associated liabilities	1,185	1,014
Held-to-maturity investments	1,817	4,969
Other settlements related to investing activities	—	—
Divestments	1,453	1,221
Tangible assets	23	—
Intangible assets	—	—
Investments	238	12
Subsidiaries and other business units	—	—
Non-current assets held for sale and associated liabilities	384	749
Held-to-maturity investments	808	232
Other collections related to investing activities	—	228

CASH FLOWS FROM FINANCING ACTIVITIES (3)	(2,230)	2,121

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
	December 2011	December 2010 (*)
CASH FLOWS FROM FINANCING ACTIVITIES (3)	(2,230)	2,121

Investment	5,415	7,622
Dividends	1,038	1,237
Subordinated liabilities	1,626	1,524
Treasury stock amortization	—	—
Treasury stock acquisition	2,751	4,828
Other items relating to financing activities	—	33
Divestments	3,185	9,743
Subordinated liabilities	339	—
Common stock increase	—	4,914
Treasury stock disposal	2,776	4,829
Other items relating to financing activities	70	—

EFFECT OF EXCHANGE RATE CHANGES ON CASH OR CASH EQUIVALENTS (4)	(38)	(1)

NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)	9,464	879

CASH OR CASH EQUIVALENTS AT BEGINNING OF THE YEAR	4,165	3,286

CASH OR CASH EQUIVALENTS AT END OF THE YEAR	13,629	4,165

(*)	Presented for comparison purposes only

	Millions of Euros
COMPONENTS OF CASH AND EQUIVALENTS AT END OF THE YEAR	December 2011	December 2010 (*)
Cash	595	616
Balance of cash equivalent in central banks	13,034	3,549
Other financial assets	—	—
Less: Bank overdraft refundable on demand	—	—

TOTAL CASH OR CASH EQUIVALENTS AT END OF THE YEAR	13,629	4,165

(*)	Presented for comparison purposes only

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

APPENDIX II.	Additional information on consolidated subsidiaries composing the BBVA Group

			% of Voting Rights Controlled by the Bank			Thousands of Euros (*)
							Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.11	Liabilities 31.12.11	Equity 31.12.11	Profit (Loss) 31.12.11
ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA, S.A. (AFP PROVIDA)	CHILE	PENSION FUNDS MANAGEMENT	12.70	51.62	64.32	294,327	576,887	114,652	345,782	116,453
ADMINISTRADORA DE FONDOS PARA EL RETIRO-BANCOMER,S.A DE C.V.	MEXICO	PENSION FUNDS MANAGEMENT	17.50	82.50	100.00	373,963	262,950	60,354	124,551	78,045
AFP GENESIS ADMINISTRADORA DE FONDOS Y FIDEICOMISOS, S.A.	ECUADOR	PENSION FUNDS MANAGEMENT	—	100.00	100.00	6,272	10,754	4,456	1,983	4,315
AFP HORIZONTE, S.A.	PERU	PENSION FUNDS MANAGEMENT	24.85	75.15	100.00	52,943	88,333	25,610	39,065	23,658
AFP PREVISION BBV-ADM.DE FONDOS DE PENSIONES S.A.	BOLIVIA	PENSION FUNDS MANAGEMENT	75.00	5.00	80.00	2,063	9,937	3,808	4,460	1,669
AMERICAN FINANCE GROUP, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	16,141	17,120	978	16,112	30
ANIDA DESARROLLOS INMOBILIARIOS, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	264,143	573,302	382,003	220,276	(28,977)
ANIDA GERMANIA IMMOBILIEN ONE, GMBH	GERMANY	REAL ESTATE	—	100.00	100.00	4,377	20,186	15,301	4,588	297
ANIDA GRUPO INMOBILIARIO, S.L. (**)	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	—	(194,612)	617,252	(410,287)	(401,577)
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	INVESTMENT COMPANY	—	100.00	100.00	105,573	88,018	4	89,912	(1,898)
ANIDA OPERACIONES SINGULARES, S.L. (***)	SPAIN	REAL ESTATE	—	100.00	100.00	(1,339,944)	6,034,090	7,373,296	(1,060,036)	(279,170)
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	—	100.00	100.00	86,912	130,811	43,897	89,296	(2,382)
ANIDA SERVICIOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	—	100.00	100.00	927	1,708	774	438	496
ANIDAPORT INVESTIMENTOS IMOBILIARIOS, UNIPESSOAL, LTDA	PORTUGAL	REAL ESTATE	—	100.00	100.00	(3,603)	20,679	24,282	(2,189)	(1,414)
APLICA SOLUCIONES ARGENTINAS, S.A.	ARGENTINA	IN LIQUIDATION	—	100.00	100.00	853	980	103	1,440	(563)
APLICA SOLUCIONES TECNOLOGICAS CHILE LIMITADA	CHILE	SERVICES	—	100.00	100.00	178	848	669	(65)	244
APLICA TECNOLOGIA AVANZADA OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	182	9,420	9,236	(3)	187
APLICA TECNOLOGIA AVANZADA SERVICIOS, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	16	1,349	1,341	2	6
APLICA TECNOLOGIA AVANZADA, S.A. DE C.V.- ATA	MEXICO	SERVICES	100.00	—	100.00	30,369	147,295	102,308	42,333	2,654
ARIZONA FINANCIAL PRODUCTS, INC	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	747,408	749,647	2,238	742,050	5,359
AUTOMERCANTIL-COMERCIO E ALUGER DE VEICULOS AUTOM.,LDA	PORTUGAL	FINANCIAL SERVICES	100.00	—	100.00	8,476	39,361	31,445	8,786	(870)
BAHIA SUR RESORT, S.C.	SPAIN	INACTIVE	99.95	—	99.95	1,436	1,438	15	1,423	—
BANCO BILBAO VIZCAYA ARGENTARIA (PANAMA), S.A.	PANAMA	BANKING	54.11	44.81	98.92	19,464	1,670,329	1,429,801	215,028	25,500
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	PORTUGAL	BANKING	41.09	58.91	100.00	343,492	7,139,601	6,800,126	357,240	(17,765)
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	CHILE	BANKING	—	68.18	68.18	570,382	12,488,604	11,650,550	727,432	110,622
BANCO BILBAO VIZCAYA ARGENTARIA PUERTO RICO	PUERTO RICO	BANKING	—	100.00	100.00	184,514	3,847,933	3,394,583	430,337	23,013
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY, S.A.	URUGUAY	BANKING	100.00	—	100.00	100,451	1,925,770	1,809,536	143,238	(27,004)
BANCO CONTINENTAL, S.A. (1)	PERU	BANKING	—	92.24	92.24	979,492	12,118,442	11,056,583	767,269	294,590
BANCO DE PROMOCION DE NEGOCIOS, S.A.	SPAIN	BANKING	—	99.86	99.86	15,173	33,228	200	32,578	450
BANCO DEPOSITARIO BBVA, S.A.	SPAIN	BANKING	—	100.00	100.00	1,595	981,089	905,865	58,628	16,596
BANCO INDUSTRIAL DE BILBAO, S.A.	SPAIN	BANKING	—	99.93	99.93	97,220	225,069	2,517	217,825	4,727
BANCO OCCIDENTAL, S.A.	SPAIN	BANKING	49.43	50.57	100.00	16,511	18,020	50	17,741	229
BANCO PROVINCIAL OVERSEAS N.V.(2)	CURAÇAO	BANKING	—	100.00	100.00	46,177	320,412	272,968	26,442	21,002
BANCO PROVINCIAL S.A. – BANCO UNIVERSAL	VENEZUELA	BANKING	1.85	53.75	55.60	494,702	12,906,067	11,497,031	1,095,391	313,645
BANCOMER FINANCIAL SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	2,034	2,267	233	1,996	38
BANCOMER FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	3,346	5,316	1,968	1,604	1,744
BANCOMER PAYMENT SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	32	36	3	35	(2)
BANCOMER TRANSFER SERVICES, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	27,199	78,712	51,513	18,954	8,245
BBV AMERICA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	479,328	1,621,755	23,138	1,417,949	180,668

(*)	Information on foreign companies at exchange rate on December 31, 2011
(**)	This company has an equity loan from BBVA, S.A.
(***)

This company has an equity loan from ANIDA GRUPO INMOBILIARIO, S.L. In addition, the company has recognized impairment losses arising in its annual accounts due to property, real estate and stocks, which according to Royal Decree-Law 5/2010 of March 31, are not counted for purposes of Article 363 of the Companies Act Capital.

(1)	The percentage of voting rights is the result of the agreements entered into with shareholders that enable the control of the entity. The ownership percentage is 46.1%.
(2)	The percentage of voting rights is the result of the agreements entered into with shareholders that enable the control of the entity. The ownership percentage is 48.0%.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

			% of Voting Rights Controlled by the Bank			Thousands of Euros (*)
							Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.11	Liabilities 31.12.11	Equity 31.12.11	Profit (Loss) 31.12.11
BBVA & PARTNERS ALTERNATIVE INVESTMENT A.V., S.A.	SPAIN	SECURITIES DEALER	100.00	—	100.00	5,831	7,715	47	7,641	27
BBVA ASESORIAS FINANCIERAS, S.A.	CHILE	FINANCIAL SERVICES	—	100.00	100.00	5,153	6,462	1,310	860	4,292
BBVA ASSET MANAGEMENT (IRELAND) LIMITED	IRELAND	IN LIQUIDATION	—	100.00	100.00	168	218	50	233	(65)
BBVA ASSET MANAGEMENT ADMINISTRADORA GENERAL DE FONDOS S.A.	CHILE	FINANCIAL SERVICES	—	100.00	100.00	15,170	17,215	2,044	8,911	6,260
BBVA ASSET MANAGEMENT, S.A. SOCIEDAD FIDUCIARIA (BBVA FIDUCIARIA)	COLOMBIA	FINANCIAL SERVICES	—	100.00	100.00	27,973	31,578	3,574	21,361	6,643
BBVA ASSET MANAGEMENT, S.A., SGIIC	SPAIN	FINANCIAL SERVICES	17.00	83.00	100.00	11,436	155,473	56,142	81,349	17,982
BBVA AUTORENTING SPA	ITALY	SERVICES	—	100.00	100.00	67,785	324,395	287,914	33,609	2,872
BBVA BANCO DE FINANCIACION S.A.	SPAIN	BANKING	—	100.00	100.00	64,200	5,582,973	5,509,776	72,660	537
BBVA BANCO FRANCES, S.A.	ARGENTINA	BANKING	45.61	30.43	76.04	197,486	6,736,137	6,037,782	523,372	174,983
BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	30,060	47,939	17,881	12,243	17,815
BBVA BANCOMER OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	42,317	242,141	199,825	37,765	4,551
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	516	37,957	37,443	486	28
BBVA BANCOMER USA, INC.	UNITED STATES	INVESTMENT COMPANY	—	100.00	100.00	37,917	36,465	(1,461)	27,910	10,016
BBVA BANCOMER, S.A., INSTITUCION DE BANCA MÚLTIPLE, GRUPO FINANCIERO BBVA BANCOMER	MEXICO	BANKING	—	100.00	100.00	6,394,937	69,157,933	62,777,123	5,024,054	1,356,756
BBVA BRASIL BANCO DE INVESTIMENTO, S.A.	BRASIL	BANKING	100.00	—	100.00	16,166	46,553	5,918	37,496	3,139
BBVA BROKER, CORREDURIA DE SEGUROS Y REASEGUROS, S.A.	SPAIN	FINANCIAL SERVICES	99.94	0.06	100.00	297	42,103	5,411	31,044	5,648
BBVA CAPITAL FINANCE, S.A.	SPAIN	FINANCIAL SERVICES	100.00	—	100.00	60	55,750	55,339	358	53
BBVA CARTERA DE INVERSIONES, SICAV, S.A.	SPAIN	VARIABLE CAPITAL	100.00	—	100.00	118,459	123,985	148	119,962	3,875
BBVA COLOMBIA, S.A.	COLOMBIA	BANKING	76.20	19.23	95.43	399,008	10,391,071	9,370,592	832,236	188,243
BBVA COMERCIALIZADORA LTDA.	CHILE	FINANCIAL SERVICES	—	100.00	100.00	132	3,133	3,000	(1,073)	1,206
BBVA COMPASS BANCSHARES, INC.	UNITED STATES	INVESTMENT COMPANY	—	100.00	100.00	8,081,622	8,177,773	96,150	9,314,735	(1,233,112)
BBVA COMPASS CONSULTING & BENEFITS, INC	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	13,886	14,131	246	13,888	(3)
BBVA COMPASS INSURANCE AGENCY, INC	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	159,234	166,200	6,965	151,958	7,277
BBVA COMPASS INVESTMENT SOLUTIONS, INC	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	65,092	76,274	11,182	53,691	11,401
BBVA CONSOLIDAR SEGUROS, S.A.	ARGENTINA	INSURANCES SERVICES	87.78	12.22	100.00	7,198	65,733	43,539	18,652	3,542
BBVA CONSULTING (BEIJING) LIMITED	CHINA	FINANCIAL SERVICES	—	100.00	100.00	477	1,003	311	574	118
BBVA CONSULTORIA, S.A.	SPAIN	SERVICES	—	100.00	100.00	2,227	5,210	619	3,550	1,041
BBVA CORREDORA TECNICA DE SEGUROS LIMITADA	CHILE	FINANCIAL SERVICES	—	100.00	100.00	20,056	22,973	2,916	12,390	7,667
BBVA CORREDORES DE BOLSA LIMITADA	CHILE	SECURITIES DEALER	—	100.00	100.00	47,496	526,887	479,391	44,958	2,538
BBVA DINERO EXPRESS, S.A.U	SPAIN	FINANCIAL SERVICES	100.00	—	100.00	2,186	7,816	2,442	5,220	154
BBVA DISTRIBUIDORA DE SEGUROS S.R.L.	URUGUAY	FINANCIAL SERVICES	—	100.00	100.00	143	252	111	99	42
BBVA FACTORING LIMITADA (CHILE)	CHILE	FINANCIAL SERVICES	—	100.00	100.00	6,290	55,138	48,848	6,270	20
BBVA FINANCE (UK), LTD.	UNITED KINGDOM	FINANCIAL SERVICES	—	100.00	100.00	3,324	11,659	16	11,607	36
BBVA FINANCE SPA.	ITALY	FINANCIAL SERVICES	100.00	—	100.00	4,648	6,585	1,034	5,437	114
BBVA FINANCIAMIENTO AUTOMOTRIZ, S.A.	CHILE	INVESTMENT COMPANY	—	100.00	100.00	139,004	247,461	108,455	112,551	26,455
BBVA FINANZIA, S.p.A	ITALY	FINANCIAL SERVICES	100.00	—	100.00	23,897	853,463	829,566	32,796	(8,899)
BBVA FRANCES ASSET MANAGEMENT S.A. SOCIEDAD GERENTE DE FONDOS COMUNES DE INVERSIÓN.	ARGENTINA	FINANCIAL SERVICES	—	100.00	100.00	8,709	12,491	3,781	7,066	1,644
BBVA FRANCES VALORES SOCIEDAD DE BOLSA, S.A.	ARGENTINA	FINANCIAL SERVICES	—	100.00	100.00	2,447	3,745	1,298	2,228	219
BBVA FUNDOS, S.Gestora Fundos Pensoes, S.A.	PORTUGAL	FINANCIAL SERVICES	—	100.00	100.00	998	10,780	577	8,235	1,968

(*)	Information on foreign companies at exchange rate on December 31, 2011

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

			% of Voting Rights Controlled by the Bank			Thousands of Euros (*)
							Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.11	Liabilities 31.12.11	Equity 31.12.11	Profit (Loss) 31.12.11
BBVA GEST, S.G.DE FUNDOS DE INVESTIMENTO MOBILIARIO, S.A.	PORTUGAL	FINANCIAL SERVICES	—	100.00	100.00	998	7,491	132	7,085	274
BBVA GLOBAL FINANCE LTD.	CAYMAN ISLANDS	FINANCIAL SERVICES	100.00	—	100.00	—	571,250	567,461	3,821	(32)
BBVA GLOBAL MARKETS B.V.	NETHERLANDS	FINANCIAL SERVICES	100.00	—	100.00	37	306,974	306,960	23	(9)
BBVA HORIZONTE PENSIONES Y CESANTIAS, S.A.	COLOMBIA	PENSION FUNDS MANAGEMENT	78.52	21.44	99.96	62,061	184,016	39,391	121,877	22,748
BBVA INMOBILIARIA E INVERSIONES, S.A.	CHILE	REAL ESTATE	—	68.11	68.11	5,182	43,842	36,234	7,692	(84)
BBVA INSTITUIÇAO FINANCEIRA DE CREDITO, S.A.	PORTUGAL	FINANCIAL SERVICES	49.90	50.10	100.00	33,148	418,046	374,425	41,323	2,298
BBVA INTERNATIONAL LIMITED	CAYMAN ISLANDS	FINANCIAL SERVICES	100.00	—	100.00	1	16,111	13,532	2,664	(85)
BBVA INTERNATIONAL PREFERRED, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	—	100.00	60	1,723,047	1,722,329	769	(51)
BBVA INVERSIONES CHILE, S.A.	CHILE	FINANCIAL SERVICES	61.22	38.78	100.00	617,330	1,400,426	2,428	1,195,138	202,860
BBVA IRELAND PLC	IRELAND	FINANCIAL SERVICES	100.00	—	100.00	180,381	1,499,148	1,120,980	365,957	12,211
BBVA LEASIMO – SOCIEDADE DE LOCAÇAO FINANCEIRA, S.A.	PORTUGAL	FINANCIAL SERVICES	—	100.00	100.00	10,113	24,878	14,764	10,164	(50)
BBVA LUXINVEST, S.A.	LUXEMBOURG	INVESTMENT COMPANY	36.00	64.00	100.00	255,843	1,380,672	72,161	1,406,909	(98,398)
BBVA MEDIACION OPERADOR DE BANCA-SEGUROS VINCULADO, S.A.	SPAIN	FINANCIAL SERVICES	—	100.00	100.00	60	73,103	62,681	5,798	4,624
BBVA NOMINEES LIMITED	UNITED KINGDOM	SERVICES	100.00	—	100.00	—	1	—	1	—
BBVA PARAGUAY, S.A.	PARAGUAY	BANKING	100.00	—	100.00	22,598	1,293,789	1,170,341	105,463	17,985
BBVA PARTICIPACIONES MEJICANAS, S.L.	SPAIN	INVESTMENT COMPANY	99.00	1.00	100.00	57	146	—	61	85
BBVA PATRIMONIOS GESTORA SGIIC, S.A.	SPAIN	FINANCIAL SERVICES	99.98	0.02	100.00	3,907	27,825	3,097	20,177	4,551
BBVA PENSIONES, SA, ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSION FUNDS MANAGEMENT	100.00	—	100.00	12,922	71,044	33,302	25,941	11,801
BBVA PLANIFICACION PATRIMONIAL, S.L.	SPAIN	FINANCIAL SERVICES	80.00	20.00	100.00	1	520	5	499	16
BBVA PROPIEDAD, S.A.	SPAIN	REAL ESTATE INVESTMENT COMPANY	—	100.00	100.00	1,322,422	1,406,279	50,235	1,394,242	(38,198)
BBVA RE LIMITED	IRELAND	INSURANCES SERVICES	—	100.00	100.00	656	75,941	42,713	27,284	5,944
BBVA RENTING, S.A.	SPAIN	FINANCIAL SERVICES	5.94	94.06	100.00	21,018	848,550	743,071	92,024	13,455
BBVA RENTING, SPA	ITALY	SERVICES	—	100.00	100.00	8,453	102,457	99,411	5,525	(2,479)
BBVA SECURITIES INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	78,363	105,828	31,212	90,943	(16,327)
BBVA SECURITIES OF PUERTO RICO, INC.	PUERTO RICO	FINANCIAL SERVICES	100.00	—	100.00	4,726	7,526	787	6,434	305
BBVA SEGUROS COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	9,443	50,273	35,010	14,235	1,028
BBVA SEGUROS DE VIDA COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	13,885	390,249	323,584	53,407	13,258
BBVA SEGUROS DE VIDA, S.A.	CHILE	INSURANCES SERVICES	—	100.00	100.00	79,524	345,626	265,678	54,263	25,685
BBVA SEGUROS INC.	PUERTO RICO	FINANCIAL SERVICES	—	100.00	100.00	193	6,891	664	5,078	1,149
BBVA SEGUROS, S.A., DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	94.30	5.65	99.95	411,099	13,807,365	13,277,899	262,525	266,941
BBVA SENIOR FINANCE, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	—	100.00	60	16,349,503	16,348,362	728	413
BBVA SERVICIOS CORPORATIVOS LIMITADA	CHILE	FINANCIAL SERVICES	—	100.00	100.00	4,010	13,984	9,969	1,195	2,820
BBVA SERVICIOS, S.A.	SPAIN	SERVICES	—	100.00	100.00	354	11,607	2,819	7,031	1,757
BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	CHILE	FINANCIAL SERVICES	—	97.49	97.49	17,107	67,893	50,344	15,364	2,185
BBVA SUBORDINATED CAPITAL S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	—	100.00	130	2,212,310	2,211,687	510	113
BBVA SUIZA, S.A. (BBVA SWITZERLAND)	SWITZERLAND	BANKING	39.72	60.28	100.00	58,107	1,457,665	1,028,628	409,758	19,279
BBVA TRADE, S.A.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	6,379	24,473	11,035	10,238	3,200
BBVA U.S. SENIOR S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	—	100.00	255	1,393,435	1,393,337	124	(26)
BBVA USA BANCSHARES, INC	UNITED STATES	INVESTMENT COMPANY	100.00	—	100.00	7,804,414	8,108,679	387	9,341,918	(1,233,626)

(*)	Information on foreign companies at exchange rate on December 31, 2011

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

			%of Voting Rights Controlled by the Bank			Thousands of Euros (*)
							Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.11	Liabilities 31.12.11	Equity 31.12.11	Profit (Loss) 31.12.11
BBVA VALORES COLOMBIA, S.A. COMISIONISTA DE BOLSA	COLOMBIA	SECURITIES DEALER	—	100.00	100.00	4,406	5,079	660	3,786	633
BBVA WEALTH SOLUTIONS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	25,388	26,069	680	26,171	(782)
BBVAPR HOLDING CORPORATION	PUERTO RICO	INVESTMENT COMPANY	100.00	—	100.00	322,837	184,807	7	184,888	(88)
BILBAO VIZCAYA HOLDING, S.A.	SPAIN	INVESTMENT COMPANY	89.00	11.00	100.00	34,771	230,364	15,948	212,643	1,773
BLUE INDICO INVESTMENTS, S.L.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	49,106	60,620	1,017	54,652	4,951
C B TRANSPORT ,INC.	UNITED STATES	SERVICES	—	100.00	100.00	13,004	13,545	540	12,846	159
CAPITAL INVESTMENT COUNSEL, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	25,883	27,848	1,965	23,716	2,167
CARTERA E INVERSIONES S.A., CIA DE	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	92,018	257,959	148,523	(396,086)	505,522
CASA DE BOLSA BBVA BANCOMER , S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	68,810	85,804	16,993	41,421	27,390
CASA DE CAMBIO MULTIDIVISAS, S.A. DE C.V.	MEXICO	IN LIQUIDATION	—	100.00	100.00	157	157	—	156	1
CIA. GLOBAL DE MANDATOS Y REPRESENTACIONES, S.A.	URUGUAY	IN LIQUIDATION	—	100.00	100.00	108	194	2	192	—
CIDESSA DOS, S.L.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	17,156	24,219	118	12,067	12,034
CIDESSA UNO, S.L.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	4,754	487,198	122	376,087	110,989
CIERVANA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	53,164	73,621	3,273	66,565	3,783
COMERCIALIZADORA CORPORATIVA SAC (1)	PERU	FINANCIAL SERVICES	—	99.99	99.99	158	1,021	863	465	(307)
COMERCIALIZADORA DE SERVICIOS FINANCIEROS, S.A.	COLOMBIA	SERVICES	—	100.00	100.00	1,113	2,194	1,078	928	188
COMPASS ASSET ACCEPTANCE COMPANY, LLC	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	376,383	376,382	—	375,525	857
COMPASS AUTO RECEIVABLES CORPORATION	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	3,226	3,227	1	3,227	(1)
COMPASS BANK	UNITED STATES	BANKING	—	100.00	100.00	8,049,661	52,564,841	44,515,180	9,280,137	(1,230,476)
COMPASS CAPITAL MARKETS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	5,918,757	5,918,757	—	5,842,516	76,241
COMPASS CUSTODIAL SERVICES, INC.	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
COMPASS FINANCIAL CORPORATION	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	9,134	55,931	46,797	7,253	1,881
COMPASS GP, INC.	UNITED STATES	INVESTMENT COMPANY	—	100.00	100.00	36,431	45,704	9,273	35,975	456
COMPASS INVESTMENTS, INC.	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
COMPASS LIMITED PARTNER, INC.	UNITED STATES	INVESTMENT COMPANY	—	100.00	100.00	5,134,916	5,135,367	451	5,064,494	70,422
COMPASS LOAN HOLDINGS TRS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	62,110	62,114	4	60,209	1,901
COMPASS MORTGAGE CORPORATION	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	2,019,328	2,019,518	189	2,002,835	16,494
COMPASS MORTGAGE FINANCING, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	27	27	—	27	—
COMPASS MULTISTATE SERVICES CORPORATION	UNITED STATES	SERVICES	—	100.00	100.00	2,899	3,084	186	2,898	—
COMPASS SOUTHWEST, LP	UNITED STATES	BANKING	—	100.00	100.00	4,224,601	4,224,894	294	4,170,369	54,231
COMPASS TEXAS ACQUISITION CORPORATION	UNITED STATES	INACTIVE	—	100.00	100.00	1,749	1,766	17	1,750	(1)
COMPASS TEXAS MORTGAGE FINANCING, INC	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	27	27	—	27	—
COMPASS TRUST II	UNITED STATES	INACTIVE	—	100.00	100.00	—	1	—	1	—
COMPASS WEALTH MANAGERS COMPANY	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
COMPAÑIA CHILENA DE INVERSIONES, S.L.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	580,314	628,637	628	623,785	4,224
CONSOLIDAR A.F.J.P., S.A.	ARGENTINA	PENSION FUNDS MANAGEMENT	46.11	53.89	100.00	1,964	24,356	20,715	7,239	(3,598)
CONSOLIDAR ASEGURADORA DE RIESGOS DEL TRABAJO, S.A.	ARGENTINA	INSURANCES SERVICES	87.50	12.50	100.00	33,694	291,818	247,509	37,912	6,397
CONTENTS AREA, S.L.	SPAIN	SERVICES	—	100.00	100.00	2,528	5,469	2,309	5,411	(2,251)

(*)	Information on foreign companies at exchange rate on December 31, 2011
(1)	The percentage of voting rights is the result of the agreements entered into with shareholders that enable the control of the entity. The ownership percentage is 50.0%.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

						Thousands of Euros (*)
			%of Voting Rights Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.11	Liabilities 31.12.11	Equity 31.12.11	Profit (Loss) 31.12.11
CONTINENTAL BOLSA, SDAD. AGENTE DE BOLSA, S.A.(1)	PERU	SECURITIES DEALER	—	100.00	100.00	8,507	14,679	6,174	6,082	2,423
CONTINENTAL DPR FINANCE COMPANY (1)	CAYMAN ISLANDS	FINANCIAL SERVICES	—	100.00	100.00	—	323,582	323,581	1	—
CONTINENTAL S.A. SOCIEDAD ADMINISTRADORA DE FONDOS (1)	PERU	FINANCIAL SERVICES	—	100.00	100.00	11,227	14,667	3,441	8,774	2,452
CONTINENTAL SOCIEDAD TITULIZADORA, S.A.(1)	PERU	FINANCIAL SERVICES	—	100.00	100.00	488	525	35	476	14
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	2,897	10,218	7,319	2,395	504
COPROMED S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	74	769	793	102	(126)
CORPORACION GENERAL FINANCIERA, S.A.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	509,716	1,939,644	741,658	1,017,587	180,399
DESARROLLADORA Y VENDEDORA DE CASAS, S.A	MEXICO	REAL ESTATE	—	100.00	100.00	7	8	1	12	(5)
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	SPAIN	REAL ESTATE	—	72.50	72.50	52,125	92,626	20,733	71,955	(62)
DESITEL TECNOLOGIA Y SISTEMAS, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	1,521	1,524	3	1,480	41
ECASA, S.A.	CHILE	FINANCIAL SERVICES	—	100.00	100.00	5,724	7,421	1,696	55	5,670
ECONTA GESTION INTEGRAL, S.L.	SPAIN	SERVICES	—	100.00	100.00	522	2,170	1,523	1,333	(686)
EL ENCINAR METROPOLITANO, S.A.	SPAIN	REAL ESTATE	—	99.04	99.04	4,564	7,643	1,054	6,183	406
EL MILANILLO, S.A.	SPAIN	REAL ESTATE	100.00	—	100.00	16,508	15,658	17	18,343	(2,702)
EL OASIS DE LAS RAMBLAS, S.L.	SPAIN	REAL ESTATE	—	70.00	70.00	167	285	122	282	(119)
EMPRENDIMIENTOS DE VALOR S.A.	URUGUAY	FINANCIAL SERVICES	—	100.00	100.00	2,603	7,788	3,711	3,091	986
ENTRE2 SERVICIOS FINANCIEROS, E.F.C., S.A.	SPAIN	FINANCIAL SERVICES	—	100.00	100.00	9,139	9,582	31	9,503	48
ESPANHOLA COMERCIAL E SERVIÇOS, LTDA.	BRASIL	FINANCIAL SERVICES	100.00	—	100.00	—	731	410	6,104	(5,783)
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SPAIN	SERVICES	—	51.00	51.00	31	30	—	30	—
EUROPEA DE TITULIZACION, S.A., S.G.F.T.	SPAIN	FINANCIAL SERVICES	87.50	—	87.50	1,974	31,917	3,434	22,588	5,895
FACILEASING EQUIPMENT, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	49,246	459,491	408,790	47,647	3,054
FACILEASING S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	20,138	85,459	75,194	8,702	1,563
FIDEICOMISO 28991-8 TRADING EN LOS MCADOS FINANCIEROS	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	2,051	2,051	93	1,740	218
FIDEICOMISO F/29763-0 SOCIO LIQUIDADOR DE OPERACIONES FINANCIERAS DERIVADAS CUENTA PROPIA	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	19,928	20,087	159	18,650	1,278
FIDEICOMISO F/29764-8 SOCIO LIQUIDADOR DE OPERACIONES FINANCIERAS DERIVADAS CUENTA TERCEROS	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	34,405	34,796	391	30,945	3,460
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	MEXICO	REAL ESTATE	—	89.97	89.97	24,192	26,505	1,179	23,950	1,376
FIDEICOMISO Nº 711, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 1ª EMISION)	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	—	86,819	84,677	3,208	(1,066)
FIDEICOMISO Nº 752, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 2ª EMISION)	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	—	40,705	39,900	1,357	(552)
FIDEICOMISO Nº 781, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 3ª EMISION)	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	—	243,795	215,869	18,137	9,789
FIDEICOMISO Nº 847, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 4ª EMISION)	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	26	214,558	213,841	(2,179)	2,896
FIDEICOMISO Nº.402900-5 ADMINISTRACION DE INMUEBLES	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	2,611	2,823	208	2,615	—
FINANCEIRA DO COMERCIO EXTERIOR S.A.R.	PORTUGAL	INACTIVE	100.00	—	100.00	51	35	1	35	(1)
FINANCIERA AYUDAMOS S.A. DE C.V., SOFOMER	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	5,027	20,770	15,743	10,416	(5,389)
FINANZIA AUTORENTING, S.A.	SPAIN	SERVICES	100.00	—	100.00	68,561	496,100	471,727	15,469	8,904
FORUM COMERCIALIZADORA DEL PERU, S.A.	PERU	SERVICES	—	100.00	100.00	9,837	10,529	688	10,276	(435)
FORUM DISTRIBUIDORA DEL PERU, S.A.	PERU	FINANCIAL SERVICES	—	100.00	100.00	6,251	6,276	21	6,302	(47)
FORUM DISTRIBUIDORA, S.A.	CHILE	FINANCIAL SERVICES	—	75.52	75.52	11,463	114,658	102,920	8,478	3,260
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERVICES	—	75.50	75.50	98,520	849,039	740,878	64,507	43,654
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	515	1,752	1,236	399	117

(*)	Information on foreign companies at exchange rate on December 31, 2011
(1)	The percentage of voting rights is the result of the agreements entered into with shareholders that enable the control of the entity. The ownership percentage is 46.1%.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Company						Thousands of Euros (*)
	Location	Activity	% of Voting Rights Controlled by the Bank			Net Carrying Amount	Affiliate Entity Data
			Direct	Indirect	Total		Assets 31.12.11	Liabilities 31.12.11	Equity 31.12.11	Profit (Loss) 31.12.11
GESTION DE PREVISION Y PENSIONES, S.A.	SPAIN	PENSION FUNDS MANAGEMENT	60.00	—	60.00	8,830	25,550	1,798	20,870	2,882
GESTION Y ADMINISTRACION DE RECIBOS, S.A.	SPAIN	SERVICES	99.96	0.04	100.00	150	2,281	341	1,887	53
GOBERNALIA GLOBAL NET, S.A.	SPAIN	SERVICES	—	100.00	100.00	948	2,723	358	1,598	767
GRAN JORGE JUAN, S.A.	SPAIN	REAL ESTATE	100.00	—	100.00	293,646	716,526	457,010	242,217	17,299
GRANFIDUCIARIA	COLOMBIA	IN LIQUIDATION	—	90.00	90.00	—	169	130	90	(51)
GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	99.97	—	99.97	6,677,151	7,390,699	949	5,787,052	1,602,698
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	MEXICO	SERVICES	—	72.06	72.06	5,925	22,033	13,810	10,822	(2,599)
GUARANTY BUSINESS CREDIT CORPORATION	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	28,283	29,698	1,415	28,037	246
GUARANTY PLUS HOLDING COMPANY	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	(26,344)	47,495	73,841	(24,825)	(1,521)
GUARANTY PLUS PROPERTIES LLC-2	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	36,018	36,066	48	36,174	(156)
GUARANTY PLUS PROPERTIES, INC-1	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	9,649	9,654	5	9,654	(5)
HIPOTECARIA NACIONAL MEXICANA INCORPORATED	UNITED STATES	REAL ESTATE	—	100.00	100.00	233	324	92	316	(84)
HIPOTECARIA NACIONAL, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	31,975	55,887	8,077	44,950	2,860
HOLDING CONTINENTAL, S.A.	PERU	INVESTMENT COMPANY	50.00	—	50.00	123,678	1,035,228	1,201	750,007	284,020
HOMEOWNERS LOAN CORPORATION	UNITED STATES	INACTIVE	—	100.00	100.00	7,793	8,041	247	8,023	(229)
HUMAN RESOURCES PROVIDER, INC	UNITED STATES	SERVICES	—	100.00	100.00	647,531	647,701	169	644,018	3,514
HUMAN RESOURCES SUPPORT, INC	UNITED STATES	SERVICES	—	100.00	100.00	645,397	645,397	—	642,178	3,219
IBERNEGOCIO DE TRADE, S.L.	SPAIN	SERVICES	—	100.00	100.00	5,115	11,705	—	3,688	8,017
INGENIERIA EMPRESARIAL MULTIBA, S.A. DE C.V.	MEXICO	SERVICES	—	99.99	99.99	—	—	—	—	—
INMUEBLES Y RECUPERACIONES CONTINENTAL S.A (1)	PERU	REAL ESTATE	—	100.00	100.00	4,819	7,023	2,204	738	4,081
INVERAHORRO, S.L. (**)	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	—	85,866	88,284	(1,580)	(838)
INVERSIONES ALDAMA, C.A.	VENEZUELA	IN LIQUIDATION	—	100.00	100.00	—	—	—	—	—
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	CURAÇAO	IN LIQUIDATION	48.00	—	48.00	11,390	49,013	1,358	26,650	21,005
INVERSIONES BAPROBA, C.A.	VENEZUELA	FINANCIAL SERVICES	100.00	—	100.00	1,307	1,407	48	1,568	(209)
INVERSIONES P.H.R.4, C.A.	VENEZUELA	IN LIQUIDATION	—	60.46	60.46	—	27	—	27	—
INVERSORA OTAR, S.A.	ARGENTINA	INVESTMENT COMPANY	—	99.96	99.96	58,836	66,264	968	50,777	14,519
INVESCO MANAGEMENT Nº 1, S.A.	LUXEMBOURG	FINANCIAL SERVICES	—	100.00	100.00	9,145	9,306	193	9,721	(608)
INVESCO MANAGEMENT Nº 2, S.A.	LUXEMBOURG	FINANCIAL SERVICES	—	100.00	100.00	—	6,517	17,066	(9,302)	(1,247)
LIQUIDITY ADVISORS, L.P	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	945,337	945,398	60	930,585	14,753
MISAPRE, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	14,379	14,295	6,655	9,047	(1,407)
MULTIASISTENCIA OPERADORA S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.00	100.00	124	947	824	109	14
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.00	100.00	366	1,778	1,412	348	18
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.00	100.00	19,505	24,467	4,959	16,480	3,028
OPCION VOLCAN, S.A.	MEXICO	REAL ESTATE	—	100.00	100.00	64,253	67,324	3,071	60,303	3,950
OPPLUS OPERACIONES Y SERVICIOS, S.A.	SPAIN	SERVICES	100.00	—	100.00	1,067	22,594	11,706	7,812	3,076
OPPLUS S.A.C	PERU	SERVICES	—	100.00	100.00	639	1,547	674	829	44
PARTICIPACIONES ARENAL, S.L.	SPAIN	INACTIVE	—	100.00	100.00	7,630	7,658	23	7,577	58
PECRI INVERSION S.A	SPAIN	OTHER INVESTMENT COMPANIES	100.00	—	100.00	89,132	93,952	4	92,026	1,922
PENSIONES BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.00	100.00	166,280	2,668,926	2,502,639	113,635	52,652

(*)	Information on foreign companies at exchange rate on December 31, 2011
(**)	This company has an equity loan from BBVA, S.A.
(1)	The percentage of voting rights is the result of the agreements entered into with shareholders that enable the control of the entity. The ownership percentage is 46.1%.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Company						Thousands of Euros (*)
	Location	Activity	% of Voting Rights Controlled by the Bank			Net Carrying Amount	Affiliate Entity Data
			Direct	Indirect	Total		Assets 31.12.11	Liabilities 31.12.11	Equity 31.12.11	Profit (Loss) 31.12.11
PHOENIX LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	321,850	341,106	19,254	324,399	(2,547)
PI HOLDINGS NO. 1, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	75,701	76,393	692	70,286	5,415
PI HOLDINGS NO. 3, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	21,900	21,900	—	22,108	(208)
PI HOLDINGS NO. 4, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	1	1	—	1	—
PORT ARTHUR ABSTRACT & TITLE COMPANY	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	1,891	2,133	242	1,898	(7)
PREMEXSA, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	519	1,018	468	438	112
PREVENTIS, S.A.	MEXICO	INSURANCES SERVICES	9.73	90.27	100.00	12,435	28,521	14,946	11,031	2,544
PRO-SALUD, C.A.	VENEZUELA	SERVICES	—	58.86	58.86	—	—	—	—	—
PROMOCION EMPRESARIAL XX, S.A.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	1,213	12,879	11,280	1,528	71
PROMOTORA DE RECURSOS AGRARIOS, S.A.	SPAIN	SERVICES	100.00	—	100.00	139	129	—	122	7
PROVIDA INTERNACIONAL, S.A.	CHILE	PENSION FUNDS MANAGEMENT	—	100.00	100.00	47,000	47,155	155	34,298	12,702
PROVINCIAL DE VALORES CASA DE BOLSA, C.A.	VENEZUELA	FINANCIAL SERVICES	—	90.00	90.00	1,665	5,544	3,574	2,467	(497)
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA, C.A.	VENEZUELA	FINANCIAL SERVICES	—	100.00	100.00	1,829	1,890	119	1,535	236
PROVIVIENDA ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSION FUNDS MANAGEMENT	—	100.00	100.00	912	4,992	4,025	878	89
PROXIMA ALFA INVESTMENTS (UK) LLP	UNITED KINGDOM	IN LIQUIDATION	—	51.00	51.00	—	87	2,368	(2,281)	—
PROXIMA ALFA INVESTMENTS (USA) LLC	UNITED STATES	IN LIQUIDATION	—	100.00	100.00	7,448	1,353	208	1,128	17
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) II INC.	UNITED STATES	IN LIQUIDATION	—	100.00	100.00	74	70	44	26	—
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) INC.	UNITED STATES	IN LIQUIDATION	100.00	—	100.00	72	7,452	3,459	3,993	—
PROXIMA ALFA SERVICES LTD.	UNITED KINGDOM	IN LIQUIDATION	100.00	—	100.00	105	2,413	1	2,412	—
RENTRUCKS, ALQUILER Y SERVICIOS DE TRANSPORTE, S.A.	SPAIN	INACTIVE	99.23	—	99.23	9,729	16,399	10,600	10,700	(4,901)
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	—	100.00	100.00	8,159	8,123	850	7,635	(362)
RIVER OAKS BANK BUILDING, INC.	UNITED STATES	REAL ESTATE	—	100.00	100.00	25,189	29,855	4,666	25,322	(133)
RIVER OAKS TRUST CORPORATION	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
RIVERWAY HOLDINGS CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	240	8,018	7,779	216	23
RWHC, INC	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	564,328	565,443	1,115	560,328	4,000
SCALDIS FINANCE, S.A.	BELGIUM	INVESTMENT COMPANY	—	100.00	100.00	3,507	3,650	148	3,507	(5)
SEGUROS BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	24.99	75.01	100.00	444,396	2,543,867	2,152,552	212,270	179,045
SEGUROS PROVINCIAL, C.A.	VENEZUELA	INSURANCES SERVICES	—	100.00	100.00	26,100	49,003	22,897	10,875	15,231
SERVICIOS CORPORATIVOS BANCOMER, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	400	4,016	3,617	285	114
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	1,375	6,542	5,167	993	382
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	—	100.00	100.00	3,787	5,878	2,092	3,280	506
SERVICIOS TECNOLOGICOS SINGULARES, S.A.	SPAIN	SERVICES	—	100.00	100.00	1,897	11,668	9,818	(245)	2,095
SMARTSPREAD LIMITED (UK)	UNITED KINGDOM	IN LIQUIDATION	100.00	—	100.00	1	141	—	141	—
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANCIERO.,S.A.	SPAIN	COMERCIAL	100.00	—	100.00	114,518	194,407	72	193,554	781
SOCIEDAD GESTORA DEL FONDO PUBLICO DE REGULACION DEL MERCADO HIPOTECARIO, S.A.	SPAIN	INACTIVE	77.20	—	77.20	138	221	67	146	8
SOCIETE INMOBILIERE BBV D’ILBARRIZ	FRANCE	REAL ESTATE	—	100.00	100.00	1,466	1,496	30	1,507	(41)
SOUTHEAST TEXAS TITLE COMPANY	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	552	581	29	547	5
SPORT CLUB 18, S.A.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	33,090	62,514	28,746	31,053	2,715
STATE NATIONAL CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	363	11,958	11,595	352	11

(*)	Information on foreign companies at exchange rate on December 31, 2011

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

			% of Voting Rights Controlled by the Bank			Thousands of Euros (*)
							Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.11	Liabilities 31.12.11	Equity 31.12.11	Profit (Loss) 31.12.11
STATE NATIONAL STATUTORY TRUST II	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	240	7,976	7,737	233	6
TEXAS LOAN SERVICES, LP.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	941,695	942,371	675	925,061	16,635
TEXAS REGIONAL STATUTORY TRUST I	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	1,196	39,887	38,691	1,161	35
TEXASBANC CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	602	20,037	19,434	585	18
TMF HOLDING INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	8,131	11,181	3,050	7,869	262
TRAINER PRO GESTION DE ACTIVIDADES, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	2,886	5,908	—	2,931	2,977
TRANSITORY CO	PANAMA	REAL ESTATE	—	100.00	100.00	134	2,305	2,321	(30)	14
TUCSON LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	287,090	287,176	86	280,131	6,959
TWOENC, INC	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	(1,203)	1,153	2,357	(1,203)	(1)
UNICOM TELECOMUNICACIONES S.DE R.L. DE C.V.	MEXICO	SERVICES	—	99.98	99.98	2	4	1	2	1
UNIDAD DE AVALUOS MEXICO, S.A. DE CV	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	2,079	3,255	1,500	1,420	335
UNITARIA GESTION DE PATRIMONIOS INMOBILIARIOS	SPAIN	REAL ESTATE	—	100.00	100.00	2,410	2,657	7	2,632	18
UNIVERSALIDAD “E5”	COLOMBIA	FINANCIAL SERVICES	—	100.00	100.00	—	6,297	4,140	2,204	(47)
UNIVERSALIDAD TIPS PESOS E-9	COLOMBIA	FINANCIAL SERVICES	—	100.00	100.00	—	81,897	62,962	13,584	5,351
UNO-E BANK, S.A.	SPAIN	BANKING	100.00	—	100.00	174,752	1,367,556	1,226,967	105,987	34,602
URBANIZADORA SANT LLORENC, S.A.	SPAIN	INACTIVE	60.60	—	60.60	—	108	—	108	—
VALANZA CAPITAL RIESGO S.G.E.C.R. S.A. UNIPERSONAL	SPAIN	VENTURE CAPITAL	100.00	—	100.00	1,200	17,223	837	15,527	859
VIRTUAL DOC, S.L.	SPAIN	IN LIQUIDATION	—	70.00	70.00	—	133	700	(155)	(412)
VISACOM, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	2,282	2,282	1	1,033	1,248

(*)	Information on foreign companies at exchange rate on December 31, 2011

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

APPENDIX III.	Additional information on the jointly controlled companies accounted for under the proportionate consolidation method in the BBVA Group

			% of Voting Rights Controlled by the Bank			Thousands of Euros (*)
						Net Carrying Amount	Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total		Assets 31.12.11	Liabilities 31.12.11	Equity 31.12.11	Profit (Loss) 31.12.11
ADMINISTRADORA DE SOLUCIONES INTEGRALES, S.A. (ASI,S.A.)	URUGUAY	FINANCIAL SERVICES	—	34.00	34.00	1,869	7,855	2,358	3,377	2,120
ALTURA MARKETS, SOCIEDAD DE VALORES, S.A.	SPAIN	SECURITIES DEALER	50.00	—	50.00	12,600	1,278,158	1,239,179	30,381	8,598
DOMENIA CREDIT IFN SA	ROMANIA	FINANCIAL SERVICES	—	100.00	100.00	26,830	121,887	113,392	6,901	1,594
G NETHERLANDS BV	NETHERLANDS	INVESTMENT COMPANY	—	100.00	100.00	303,300	333,786	52,783	282,793	(1,790)
GARANTI BANK MOSCOW	RUSSIA	BANKING	—	100.00	100.00	61,874	295,082	236,586	55,397	3,099
GARANTI BANK SA	ROMANIA	BANKING	—	100.00	100.00	218,958	1,441,168	1,270,122	180,357	(9,311)
GARANTI BILISIM TEKNOLOJISI VE TIC. TAS	TURKEY	SERVICES	—	100.00	100.00	41,959	15,714	5,978	6,713	3,023
GARANTI EMEKLILIK VE HAYAT AS	TURKEY	INSURANCES SERVICES	—	84.91	84.91	23,144	1,265,694	1,084,728	143,163	37,803
GARANTI FACTORING HIZMETLERI AS	TURKEY	FINANCIAL SERVICES	—	81.84	81.84	28,139	521,886	487,099	20,153	14,634
GARANTI FINANSAL KIRALAMA A.S.	TURKEY	FINANCIAL SERVICES	—	99.96	99.96	45,327	1,106,303	908,436	175,105	22,762
GARANTI HIZMET YONETIMI A.S	TURKEY	FINANCIAL SERVICES	—	96.40	96.40	30	366	238	407	(279)
GARANTI HOLDING BV	NETHERLANDS	INVESTMENT COMPANY	—	100.00	100.00	301,416	304,532	—	304,598	(66)
GARANTI KONUT FINANSMANI DANISMANLIK HIZMETLERI AS (GARANTI MORTGAGE)	TURKEY	SERVICES	—	100.00	100.00	307	635	58	198	379
GARANTI ODEME SISTEMLERI A.S.(GOSAS)	TURKEY	FINANCIAL SERVICES	—	99.96	99.96	171	9,941	4,165	4,947	829
GARANTI PORTFOY YONETIMI AS	TURKEY	FINANCIAL SERVICES	—	100.00	100.00	3,451	7,381	1,051	6,094	236
GARANTI TEKNOLOJINET ILETISIM HIZ. VE TIC. A.S. (GARANTI TEKNOLOJINET)	TURKEY	SERVICES	—	99.99	99.99	20	240	—	240	—
GARANTI YATIRIM MENKUL KIYMETLER AS	TURKEY	FINANCIAL SERVICES	—	100.00	100.00	24,651	16,359	3,306	12,916	137
GARANTIBANK INTERNATIONAL NV	NETHERLANDS	BANKING	—	100.00	100.00	357,034	4,159,934	3,796,990	320,374	42,570
GOLDEN CLOVER STICHTING CUSTODY	NETHERLANDS	FINANCIAL SERVICES	—	100.00	100.00	125	125	—	125	—
INVERSIONES PLATCO, C.A.	VENEZUELA	FINANCIAL SERVICES	—	50.00	50.00	13,372	37,229	10,483	31,029	(4,283)
MOTORACTIVE IFN SA	ROMANIA	FINANCIAL SERVICES	—	100.00	100.00	39,500	105,582	92,725	9,832	3,025
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERVICES	—	50.00	50.00	12,922	239,405	213,561	19,611	6,233
RALFI IFN SA	ROMANIA	FINANCIAL SERVICES	—	100.00	100.00	41,864	70,760	64,362	4,329	2,069
SAFEKEEPING CUSTODY COMPANY B.V.	NETHERLANDS	FINANCIAL SERVICES	—	100.00	100.00	18	18	—	18	—
STICHTING SAFEKEEPING	NETHERLANDS	INVESTMENT COMPANY	—	100.00	100.00	—	18	18	—	—
STICHTING UNITED CUSTODIAN	NETHERLANDS	FINANCIAL SERVICES	—	100.00	100.00	125	125	—	125	—
TURKIYE GARANTI BANKASI A.S	TURKEY	BANKING	25.01	—	25.01	3,919,527	59,694,402	52,500,246	6,240,859	953,297

(*)	Information on foreign companies at exchange rate on December 31, 2011

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

APPENDIX IV.	Additional information on investments and jointly controlled companies accounted for under the equity method in the BBVA Group

(Including the most significant entities, jointly representing 98% of all investment in this collective)

			% of Voting Rights Controlled by the Bank			Thousands of Euros (*)
						Net Carrying Amount	Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total		Assets 31.12.11	Liabilities 31.12.11	Equity 31.12.11	Profit (Loss) 31.12.11
ADMINISTRADORA DE FONDOS DE CESANTIA DE CHILE, S.A.	CHILE	FINANCIAL SERVICES	—	37.80	37.80	5,377	14,806	4,784	5,797	4,225	(2)
ADQUIRA ESPAÑA, S.A.	SPAIN	SERVICES	—	40.00	40.00	2,237	11,865	6,760	5,770	(666)	(2)
ALMAGRARIO, S.A.	COLOMBIA	SERVICES	—	35.38	35.38	4,007	38,554	13,541	24,973	40	(2)
ALTITUDE SOFTWARE SGPS, S.A.(*)	PORTUGAL	SERVICES	—	31.00	31.00	10,215	21,739	13,891	6,593	1,255	(2)
AUREA, S.A. (CUBA)	CUBA	REAL ESTATE	—	49.00	49.00	3,800	8,398	714	7,556	128	(2)
BBVA ELCANO EMPRESARIAL II, S.C.R., S.A.	SPAIN	VENTURE CAPITAL	45.00	—	45.00	22,505	92,935	16,045	81,799	(4,908)	(2)
BBVA ELCANO EMPRESARIAL, S.C.R., S.A.	SPAIN	VENTURE CAPITAL	45.00	—	45.00	22,510	92,936	16,045	81,872	(4,981)	(2)
CAMARATE GOLF, S.A.(*)	SPAIN	REAL ESTATE	—	26.00	26.00	2,485	18,881	3,501	16,516	(1,135)	(2)
CHINA CITIC BANK LIMITED CNCB	CHINA	BANKING	15.00	—	15.00	4,840,101	235,923,186	221,806,430	11,689,116	2,427,640	(2)
CITIC INTERNATIONAL FINANCIAL HOLDINGS LIMITED CIFH	HONG-KONG	FINANCIAL SERVICES	29.68	—	29.68	546,676	14,607,059	12,944,212	1,563,232	99,615	(1) (2)
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	SPAIN	FINANCIAL SERVICES	21.82	—	21.82	15,359	72,039	6,611	54,841	10,587	(2)
COMPAÑIA MEXICANA DE PROCESAMIENTO, S.A. DE C.V.	MEXICO	SERVICES	—	50.00	50.00	5,163	13,392	3,562	8,360	1,470	(2)
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A.(*)	SPAIN	INVESTMENT COMPANY	—	50.00	50.00	77,543	565,308	306,949	233,565	24,794	(1) (2)
FERROMOVIL 3000, S.L.(*)	SPAIN	SERVICES	—	20.00	20.00	5,846	622,894	594,085	28,401	408	(2)
FERROMOVIL 9000, S.L.(*)	SPAIN	SERVICES	—	20.00	20.00	4,349	393,921	372,505	20,927	488	(2)
I+D MEXICO, S.A. DE C.V.(*)	MEXICO	SERVICES	—	50.00	50.00	16,464	78,461	27,874	41,374	9,213	(1) (2)
IMOBILIARIA DUQUE D’AVILA, S.A. (*)	PORTUGAL	REAL ESTATE	—	50.00	50.00	5,464	24,149	13,713	10,058	377	(3)
LAS PEDRAZAS GOLF, S.L.(*)	SPAIN	REAL ESTATE	—	50.00	50.00	7,037	69,639	53,206	17,097	(664)	(2)
OCCIDENTAL HOTELES MANAGEMENT, S.L.(*)	SPAIN	SERVICES	—	38.53	38.53	68,063	727,741	493,613	320,836	(86,708)	(1) (2)
ROMBO COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERVICES	—	40.00	40.00	11,406	144,127	122,842	17,236	4,049	(2)
SERVICIOS DE ADMINISTRACION PREVISIONAL, S.A.	CHILE	PENSION FUNDS MANAGEMENT	—	37.87	37.87	3,915	23,104	10,208	5,913	6,983	(2)
SERVICIOS ELECTRONICOS GLOBALES, S.A. DE C.V.	MEXICO	SERVICES	—	46.14	46.14	4,843	17,534	7,257	10,211	66	(2)
SERVICIOS ON LINE PARA USUARIOS MULTIPLES, S.A. (SOLIUM)(*)	SPAIN	SERVICES	—	66.67	66.67	4,701	9,973	6,369	3,441	162	(2)
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO, S.A.	SPAIN	FINANCIAL SERVICES	21.00	0.35	21.35	7,401	153,241	75,648	36,247	41,346	(1) (2)
TELEFONICA FACTORING ESPAÑA, S.A.	SPAIN	FINANCIAL SERVICES	30.00	—	30.00	3,736	91,139	78,453	6,849	5,837	(2)
TUBOS REUNIDOS, S.A.	SPAIN	INDUSTRY	—	22.77	22.77	50,590	685,741	473,869	226,055	(14,183)	(1) (2)
VITAMEDICA S.A DE C.V.(*)	MEXICO	INSURANCES SERVICES	—	50.99	50.99	2,654	12,846	6,422	6,207	217	(1) (2)
OTHER COMPANIES						88,398

						5,842,845	254,535,609	237,479,110	14,530,843	2,525,655

(*)	Jointly controlled companies accounted for using the equity method
(**)	Data relating to the latest financial statements approved at the date of preparation of these notes to the consolidated statements Information on foreign companies at exchange rate on reference date
(1)	Consolidated Data
(2)	Financial statement as of December 31, 2010
(3)	Financial statement as of December 31, 2009

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

APPENDIX V.	Changes and notification of investments and divestments in the BBVA Group in 2011

Acquisitions or Increases of Interest Ownership in Consolidated Subsidiaries and Jointly Controlled Companies Accounted for Under the Proportionate Method

			Thousands of Euros		% of Voting Rights		Effective Date for the Transaction (or Notification Date)
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses directly attributable to the Transactions	Fair Value of Equity Instruments issued for the Transactions	% Participation (net) Acquired in the Period	Total Voting Rights Controlled after the Transactions
CREDIT URUGUAY BANCO, S.A.	ACQUISITION	BANKING	75,595	—	100.00%	100.00%	18-1-2011
BBVA DISTRIBUIDORA DE SEGUROS S.R.L.	ACQUISITION	FINANCIAL SERVICES	75	—	100.00%	100.00%	18-1-2011
EMPRENDIMIENTOS DE VALOR S.A.	ACQUISITION	FINANCIAL SERVICES	2,603	—	100.00%	100.00%	18-1-2011
ADMINISTRADORA DE SOLUCIONES INTEGRALES, S.A. (ASI,S.A.)	ACQUISITION	FINANCIAL SERVICES	1,098	—	34.00%	34.00%	24-2-2011
TURKIYE GARANTI BANKASI A.S	ACQUISITION	BANKING	4,390,596	—	24.89%	24.89%	22-3-2011
TURKIYE GARANTI BANKASI A.S	ACQUISITION	BANKING	17,635	—	0.12%	25.01%	4-4-2011
GARANTIBANK INTERNATIONAL NV	ACQUISITION	BANKING	—	—	100.00%	100.00%	22-3-2011
GARANTI BANK SA	ACQUISITION	BANKING	—	—	100.00%	100.00%	22-3-2011
G NETHERLANDS BV	ACQUISITION	INVESTMENT COMPANY	—	—	100.00%	100.00%	22-3-2011
RALFI IFN SA	ACQUISITION	FINANCIAL SERVICES	—	—	100.00%	100.00%	22-3-2011
DOMENIA CREDIT IFN SA	ACQUISITION	FINANCIAL SERVICES	—	—	100.00%	100.00%	22-3-2011
MOTORACTIVE IFN SA	ACQUISITION	FINANCIAL SERVICES	—	—	100.00%	100.00%	22-3-2011
LEASEMART HOLDING BV	ACQUISITION	INVESTMENT COMPANY	—	—	100.00%	100.00%	22-3-2011
GARANTI HOLDING BV	ACQUISITION	INVESTMENT COMPANY	—	—	100.00%	100.00%	22-3-2011
GARANTI BANK MOSCOW	ACQUISITION	BANKING	—	—	100.00%	100.00%	22-3-2011
GARANTI FINANSAL KIRALAMA A.S.	ACQUISITION	FINANCIAL SERVICES	—	—	99.96%	99.96%	22-3-2011
GARANTI FACTORING HIZMETLERI AS	ACQUISITION	FINANCIAL SERVICES	—	—	81.84%	81.84%	22-3-2011
GARANTI EMEKLILIK VE HAYAT AS	ACQUISITION	INSURANCES SERVICES	—	—	84.91%	84.91%	22-3-2011
GARANTI YATIRIM MENKUL KIYMETLER AS	ACQUISITION	FINANCIAL SERVICES	—	—	100.00%	100.00%	22-3-2011
GARANTI PORTFOY YONETIMI AS	ACQUISITION	FINANCIAL SERVICES	—	—	100.00%	100.00%	22-3-2011
GARANTI BILISIM TEKNOLOJISI VE TIC. TAS	ACQUISITION	SERVICES	—	—	100.00%	100.00%	22-3-2011
SAFEKEEPING CUSTODY COMPANY B.V.	ACQUISITION	FINANCIAL SERVICES	—	—	100.00%	100.00%	22-3-2011
GARANTI ODEME SISTEMLERI A.S.(GÖSAS)	ACQUISITION	FINANCIAL SERVICES	—	—	99.96%	99.96%	22-3-2011
GARANTI TEKNOLOJINET ILETISIM HIZ. VE TIC. A.S. (GARANTI TEKNOLOJINET)	ACQUISITION	SERVICES	—	—	99.99%	99.99%	22-3-2011
GARANTI HIZMET YONETIMI A.S	ACQUISITION	FINANCIAL SERVICES	—	—	96.40%	96.40%	22-3-2011
GARANTI KONUT FINANSMANI DANISMANLIK HIZMETLERI AS (GARANTI MORTGAGE)	ACQUISITION	SERVICES	—	—	100.00%	100.00%	22-3-2011
GOLDEN CLOVER STICHTING CUSTODY	ACQUISITION	FINANCIAL SERVICES	—	—	100.00%	100.00%	22-3-2011
STICHTING UNITED CUSTODIAN	ACQUISITION	FINANCIAL SERVICES	—	—	100.00%	100.00%	22-3-2011
STICHTING SAFEKEEPING	ACQUISITION	INVESTMENT COMPANY	—	—	100.00%	100.00%	22-3-2011
GARANTI BROKER DE ASIGURARE SRL	ACQUISITION	FINANCIAL SERVICES	—	—	100.00%	100.00%	22-3-2011
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	ACQUISITION	SERVICES	1,507	—	7.65%	66.06%	31-3-2011
RENTRUCKS, ALQUILER Y SERVICIOS DE TRANSPORTE, S.A.	DILUTION EFFECT	FINANCIAL SERVICES	—	—	48.93%	98.93%	30-4-2011
BBVA & PARTNERS ALTERNATIVE INVESTMENT AV SA	ACQUISITION	SECURITIES DEALER	4,500	—	30.00%	100.00%	30-4-2011
BBVA BANCO FRANCES S.A.	ACQUISITION	BANKING	141	—	0.01%	76.01%	31-5-2011
GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	ACQUISITION	FINANCIAL SERVICES	25	—	0.00%	99.97%	31-5-2011
FACILEASING S.A. DE C.V.	ACQUISITION	SERVICES	20,023	—	100.00%	100.00%	1-7-2011
COPROMED S.A. DE C.V.	ACQUISITION	SERVICES	—	—	100.00%	100.00%	1-7-2011
FORUM COMERCIALIZADORA DEL PERU, S.A.	ACQUISITION	SERVICES	4,627	—	100.00%	100.00%	29-8-2011
FORUM DISTRIBUIDORA DEL PERU, S.A.	ACQUISITION	FINANCIAL SERVICES	2,827	—	100.00%	100.00%	29-8-2011
EL MILANILLO, S.A.	ACQUISITION	REAL ESTATE	27,179	—	100.00%	100.00%	30-9-2011
BBVA BANCO FRANCES, S.A.	MERGER	BANKING	—	—	0.02%	76.04%	30-9-2011
FORUM SERVICIOS FINANCIEROS, S.A.	ACQUISITION	FINANCIAL SERVICES	93,416	—	24.50%	75.50%	30-9-2011
FORUM DISTRIBUIDORA, S.A.	ACQUISITION	FINANCIAL SERVICES	9,629	—	24.48%	75.52%	30-9-2011
PREVENTIS, S.A.	ACQUISITION	INSURANCES SERVICES	—	—	9.73%	90.27%	30-11-2011
EL ENCINAR METROPOLITANO	TREASURY STOCK	REAL ESTATE	—	—	0.03%	99.04%	30-11-2011
BANCO DE PROMOCION DE NEGOCIOS, S.A.	ACQUISITION	BANKING	8	—	0.01%	99.86%	31-12-2011
RENTRUCKS, ALQUILER Y SERVICIOS DE TRANSPORTE, S.A.	DILUTION EFFECT	FINANCIAL SERVICES	—	—	0.30%	99.23%	31-12-2011
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	DILUTION EFFECT	SERVICES	1,245	—	6.00%	72.06%	31-12-2011

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Disposals or Reduction of Interest Ownership in Consolidated Subsidiaries and Jointly Controlled Companies Accounted for Under the Proportionate Method

			Thousands of Euros	% of Voting Rights		Effective Date for the Transaction (or Notification Date)
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal
BCL INTERNATIONAL FINANCE. LTD.	LIQUIDATION	FINANCIAL SERVICES	—	100.00%	—	30-04-11
PROMOTORA RESIDENCIAL GRAN EUROPA, S.L.	LIQUIDATION	REAL ESTATE	(5)	58.50%	—	30-04-11
CREDIT URUGUAY BANCO, S.A.(1)	MERGER	BANKING	—	100.00%	—	30-04-11
CONSOLIDAR CIA. DE SEGUROS DE RETIRO, S.A.	DISPOSAL	INSURANCES SERVICES	17,421	100.00%	—	30-06-11
JARDINES DE SARRIENA, S.L.	LIQUIDATION	REAL ESTATE	34	85.00%	—	30-06-11
FIDEICOMISO MIRASIERRA BBVA-BANCOMER Nº F/70413-0	MERGER	REAL ESTATE	—	0.13%	45.35%	30-06-11
FINANZIA, BANCO DE CREDITO, S.A.(2)	MERGER	BANKING	—	100.00%	—	01-07-11
CONSOLIDAR COMERCIALIZADORA, S.A.(3)	MERGER	FINANCIAL SERVICES	—	100.00%	—	01-07-11
INMOBILIARIA BILBAO, S.A.(4)	MERGER	REAL ESTATE	—	100.00%	—	30-09-11
MEDITERRANIA DE PROMOCIONS I GESTIONS INMOBILIARIES, S.A.(4)	MERGER	REAL ESTATE	—	100.00%	—	30-09-11
LEASEMART HOLDING BV(5)	MERGER	INVESTMENT COMPANY	—	100.00%	—	30-09-11
GARANTI BROKER DE ASIGURARE SRL	LIQUIDATION	FINANCIAL SERVICES	—	100.00%	—	30-11-11
PROMOTORA METROVACESA, S.L.(6)	MERGER	REAL ESTATE	—	100.00%	—	31-12-11
ANIDA DESARROLLOS SINGULARES, S.L.(6)	MERGER	REAL ESTATE	—	100.00%	—	31-12-11
ANIDA INMUEBLES ESPAÑA Y PORTUGAL, S.L.(6)	MERGER	REAL ESTATE	—	100.00%	—	31-12-11
CORPORACION DE ALIMENTACION Y BEBIDAS, S.A.(7)	MERGER	INVESTMENT COMPANY	—	100.00%	—	31-12-11
BILBAO VIZCAYA AMERICA B.V.(8)	MERGER	INVESTMENT COMPANY	—	100.00%	—	31-12-11
DINERO EXPRESS SERVICIOS GLOBALES, S.A.	LIQUIDATION	FINANCIAL SERVICES	(122)	100.00%	—	31-12-11
FIDEICOMISO BBVA BANCOMER SERVICIOS Nº F/47433-8, S.A.	LIQUIDATION	FINANCIAL SERVICES	1,454	100.00%	—	31-12-11

(1)	Merger company: BBVA URUGUAY,SA
(2)	Merger company: BBVA,SA
(3)	Merger company: BBVA BANCO FRANCES,SA
(4)	Merger company: CIDESSA DOS,SA
(5)	Merger company: GARANTI HOLDING BV
(6)	Merger company: ANIDA OPERACIONES SIGULARES, S.L.
(7)	Merger company: BANCO INDUSTRIAL DE BILBAO, S.A.
(8)	Merger company: BBV AMERICA, S.L.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Business Combinations and Other Acquisitions or Increases of Interest Ownership in Consolidated Subsidiaries and Jointly Controlled Companies Accounted for Under the Proportionate Method

			Thousands of Euros		% of Voting Rights		Effective Date for the Transaction (or Notification Date)
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses Directly Attributable to the Transactions	Fair Value of Equity Instruments Issued for the Transactions	% Participation (Net) Acquired in the Period	Total Voting Rights Controlled After the Transactions
CABAL URUGUAY, S.A.	ACQUISITION	FINANCIAL SERVICES	102	—	33.33%	33.33%	18-1-2011
REDBANC, S.A.(URUGUAY)	ACQUISITION	FINANCIAL SERVICES	22	—	28.57%	28.57%	18-1-2011
ALTITUDE SOFTWARE SGPS, S.A.	ACQUISITION	SERVICES	164	—	0.53%	31.00%	31-3-2011
SISTARBANC S.R.L.	ACQUISITION	SERVICES	22	—	20.00%	20.00%	18-1-2011
REDSYS SERVICIOS DE PROCESAMIENTO, S.L.	SPLIT	FINANCIAL SERVICES	1,344	—	16.19%	16.19%	30-4-2011
MOTORACTIVE MULTISERVICES SRL	ACQUISITION	SERVICES	—	—	100.00%	100.00%	22-3-2011
GARANTI FILO YONETIM HIZMETLERI A.S.	ACQUISITION	SERVICES	—	—	100.00%	100.00%	22-3-2011
GARANTI KULTUR AS	ACQUISITION	SERVICES	—	—	100.00%	100.00%	22-3-2011
TRIFOI REAL ESTATE SRL	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	22-3-2011
SOLIUM OPERADORA, S.A. DE C.V.	ACQUISITION	SERVICES	2	—	100.00%	100.00%	30-9-2011
PROMOTORA METROVACESA	DILUTION EFFECT	REAL ESTATE	2,950	—	50.00%	100.00%	30-9-2011
TUBOS REUNIDOS, S.A.	TREASURY STOCK	INDUSTRY	—	—	0.26%	24.38%	31-10-2011
Disposal or Reduction of Interest Ownership in Consolidated Subsidiaries and Jointly Controlled Companies Accounted for Under the Proportionate Method

			Thousands of Euros	% of Voting Rights		Effective Date for the Transaction (or Notification Date)
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal
HESTENAR, S.L.	LIQUIDATION	REAL ESTATE	(356)	43.34%	—	30-04-11
HESTERALIA MALAGA, S.L.	LIQUIDATION	REAL ESTATE	(16)	50.00%	—	31-05-11
REDBANC, S.A.(URUGUAY)	% ADJUSTMENT	FINANCIAL SERVICES	6	8.57%	20.00%	30-08-11
BLUE VISTA PLATAFORMA DE EMISION EN NUEVOS MEDIOS, S.L.	DISPOSAL	SERVICES	(12)	51.00%	—	31-12-11

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Changes in other Companies quoted recognize as Available-for-sale

			% Voting Rights		Effective Date for the Transaction (or Notification Date)
Company	Type of Transaction	Activity	% Participation Acquired (Sold) in the Period	Totally Controlled after Transaction
REPSOL YPF, S.A.(*)	DISPOSAL	SERVICES	-1.06%	2.97%	25-1-2011
REPSOL YPF, S.A.(*)	ADQUISITION	SERVICES	0.06%	3.03%	28-1-2011
REPSOL YPF, S.A.(*)	DISPOSAL	SERVICES	-0.15%	2.93%	1-2-2011
REPSOL YPF, S.A.(*)	ADQUISITION	SERVICES	0.04%	3.02%	4-2-2011
REPSOL YPF, S.A.(*)	DISPOSAL	SERVICES	-0.95%	2.11%	21-2-2011
ACS ACTIVIDADES DE CONSTRUCCION Y SERVICIOS, S.A.(*)	DISPOSAL	SERVICES	-0.23%	2.87%	14-1-2011
ACS ACTIVIDADES DE CONSTRUCCION Y SERVICIOS, S.A.(*)	ADQUISITION	SERVICES	0.32%	3.10%	27-1-2011
SOL MELIA, S.A.(*)	DISPOSAL	SERVICES	-2.86%	1.25%	23-2-2011
REPSOL YPF, S.A.(*)	ADQUISITION	SERVICES	0.75%	3.41%	6-4-2011
REPSOL YPF, S.A.(*)	DELEGATION VOTES	SERVICES	-3.25%	0.21%	15-4-2011
REPSOL YPF, S.A.(*)	DISPOSAL	SERVICES	-2.27%	1.19%	18-4-2011
ACS ACTIVIDADES DE CONSTRUCCION Y SERVICIOS, S.A.(*)	DISPOSAL	SERVICES	-1.17%	1.99%	2-5-2011
REPSOL YPF, S.A.(*)	ADQUISITION	SERVICES	2.07%	3.92%	5-7-2011
METROVACESA, S.A (*)	CAPITAL INCREASE	REAL ESTATE	16.53%	17.34%	2-8-2011
REPSOL YPF, S.A.(*)	DISPOSAL	SERVICES	-0.06%	2.94%	12-9-2011

(*)	Notifications realized

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

APPENDIX VI.	Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2011

Company	Activity	% of Voting Rights Controlled by the Bank
		Direct	Indirect	Total
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	BANKING	—	68.18	68.18
BANCO PROVINCIAL S.A. – BANCO UNIVERSAL	BANKING	1.85	53.75	55.60
BBVA INMOBILIARIA E INVERSIONES, S.A.	REAL ESTATE	—	68.11	68.11
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	REAL ESTATE	—	72.50	72.50
EL OASIS DE LAS RAMBLAS, S.L.	REAL ESTATE	—	70.00	70.00
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SERVICES	—	51.00	51.00
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	REAL ESTATE	—	89.97	89.97
FORUM DISTRIBUIDORA, S.A.	FINANCIAL SERVICES	—	75.52	75.52
FORUM SERVICIOS FINANCIEROS, S.A.	FINANCIAL SERVICES	—	75.50	75.50
GESTION DE PREVISION Y PENSIONES, S.A.	PENSION FUND MANAGEMENT	60.00	—	60.00
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	SERVICES	—	72.06	72.06
HOLDING CONTINENTAL, S.A.	INVESTMENT COMPANY	50.00	—	50.00
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	IN LIQUIDATION	48.00	—	48.00
INVERSIONES P.H.R.4, C.A.	IN LIQUIDATION	—	60.46	60.46
PRO-SALUD, C.A.	SERVICES	—	58.86	58.86
VIRTUAL DOC, S.L.	IN LIQUIDATION	—	70.00	70.00

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

APPENDIX VII.	BBVA Group’s securitization funds

			Thousands of Euros
Securitization Fund	Company	Origination Date	Total Securitized Exposures at the Origination Date	Total Securitized Exposures as of December 31, 2011
BBVA AUTOS I FTA	BBVA, S.A.	10/2004	1,000,000	37,005
BBVA-3 FTPYME FTA	BBVA, S.A.	11/2004	1,000,023	69,198
BBVA AUTOS 2 FTA	BBVA, S.A.	12/2005	1,000,000	183,673
BBVA HIPOTECARIO 3 FTA	BBVA, S.A.	06/2005	1,450,013	250,213
BBVA-4 PYME FTA	BBVA, S.A.	09/2005	1,250,025	92,899
BBVA CONSUMO 1 FTA	BBVA, S.A.	05/2006	1,499,999	245,266
BBVA-5 FTPYME FTA	BBVA, S.A.	10/2006	1,900,022	268,652
BCL MUNICIPIOS I FTA	BBVA, S.A.	06/2000	1,205,059	123,849
2 PS RBS (ex ABN)	BBVA SDAD DE LEASING INMOBILIARIO, S.A.	09/2002	8,325	5,554
BBVA CONSUMO 2 FTA	BBVA, S.A.	11/2006	1,500,000	352,090
BBVA CONSUMO 3 FTA	BBVA, S.A.	04/2008	975,000	328,333
BBVA CONSUMO 4 FTA	BBVA, S.A.	12/2009	1,100,000	742,690
BBVA CONSUMO 5 FTA	BBVA, S.A.	12/2010	899,999	862,019
BBVA UNIVERSALIDAD E10	BBVA COLOMBIA, S.A.	03/2009	29,553	8,507
BBVA UNIVERSALIDAD E11	BBVA COLOMBIA, S.A.	05/2009	19,509	6,054
BBVA UNIVERSALIDAD E12	BBVA COLOMBIA, S.A.	08/2009	31,341	7,999
BBVA UNIVERSALIDAD E5	BBVA COLOMBIA, S.A.	11/2004	138,769	1,870
BBVA UNIVERSALIDAD E9	BBVA COLOMBIA, S.A.	12/2008	56,037	17,490
BBVA EMPRESAS 1 FTA	BBVA, S.A.	11/2007	1,450,002	282,774
BBVA EMPRESAS 2 FTA	BBVA, S.A.	03/2009	2,850,062	1,237,017
BBVA EMPRESAS 3 FTA	BBVA, S.A.	12/2009	2,600,011	1,189,154
BBVA EMPRESAS 4 FTA	BBVA, S.A.	07/2010	1,700,025	1,029,825
BBVA EMPRESAS 5 FTA	BBVA, S.A.	03/2011	1,250,050	929,566
BBVA EMPRESAS 6 FTA	BBVA, S.A.	12/2011	1,200,154	1,167,385
BACOMCB 07	BBVA BANCOMER, S.A.	12/2007	146,447	84,388
BACOMCB 08	BBVA BANCOMER, S.A.	03/2008	63,970	39,789
BACOMCB 08U	BBVA BANCOMER, S.A.	08/2008	315,526	242,810
BACOMCB 08-2	BBVA BANCOMER, S.A.	12/2008	322,609	213,367
BACOMCB 09	BBVA BANCOMER, S.A.	08/2009	362,578	284,113
BBVA-FINANZIA AUTOS 1 FTA	BBVA, S.A.	04/2007	800,000	190,633
GAT FTGENCAT 2005 FTA	BBVA, S.A.	12/2005	249,943	35,031
BBVA RMBS 1 FTA	BBVA, S.A.	02/2007	2,500,000	1,681,555
BBVA RMBS 2 FTA	BBVA, S.A.	03/2007	5,000,000	3,318,029
BBVA RMBS 3 FTA	BBVA, S.A.	07/2007	3,000,000	2,215,718
BBVA RMBS 4 FTA	BBVA, S.A.	11/2007	4,900,001	3,261,080
BBVA RMBS 5 FTA	BBVA, S.A.	05/2008	5,000,001	3,807,310
BBVA RMBS 6 FTA	BBVA, S.A.	11/2008	4,995,005	3,855,001
BBVA RMBS 7 FTA	BBVA, S.A.	11/2008	8,500,005	5,970,303
BBVA RMBS 9 FTA	BBVA, S.A.	04/2010	1,295,101	1,214,413
BBVA RMBS 10 FTA	BBVA, S.A.	06/2011	1,600,065	1,577,645
BBVA LEASING 1 FTA	BBVA, S.A.	06/2007	2,500,000	575,305
PEP80040F110	BANCO CONTINENTAL,S.A.	12/2007	7,165	6,983
BBVA-6 FTPYME FTA	BBVA, S.A.	06/2007	1,500,101	305,427
BBVA-7 FTGENCAT FTA	BBVA, S.A.	02/2008	250,010	69,941
BBVA-8 FTPYME FTA	BBVA, S.A.	07/2008	1,100,127	379,397
BBVA RMBS 8 FTA	BBVA, S.A.	07/2009	1,220,000	1,007,773
2 PS INTERAMERICANA	BBVA CHILE, S.A.	10/2004	12,120	4,876
2 PS INTERAMERICANA	BBVA SDAD DE LEASING INMOBILIARIO, S.A.	10/2004	19,726	7,937
FannieMae- Lender No. 227300000	COMPASS BANK	12/2001	157,774	17,639
FannieMae- Lender No. 227300000	COMPASS SOUTHWEST	12/2001	32,361	3,619
FANNIE MAE – LENDER No. 227300027	COMPASS BANK	12/2003	7,818	1,972
FANNIE MAE – LENDER No. 227300027	COMPASS SOUTHWEST	12/2003	280,670	70,804

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

APPENDIX VIII.	Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2011.

Outstanding as of December 31, 2011 of subordinated issues

	Millions of Euros
Issuer Entity and Issued Date	Currency	December 2011	December 2010	December 2009	Prevailing Interest Rate at 2011	Maturity Date
Issues in Euros
BBVA
July-96	EUR	27	27	27	9.37%	22-12-16
November-03	EUR	—	—	750	0.00%	12-11-15
October-04	EUR	992	992	992	4.37%	20-10-19
February-07	EUR	297	297	297	4.50%	16-02-22
March-08	EUR	125	125	125	6.03%	03-03-33
July-08	EUR	100	100	100	6.20%	04-07-23
September-09	EUR	—	2,000	2,000	—	15-10-14
	EUR	3,430			6.50%	30-06-13

Subtotal	EUR	4,971	3,541	4,291

BBVA GLOBAL FINANCE, LTD. (*)
July-99	EUR	64	73	73	6.33%	16-10-15
February-00	EUR	—	—	442	0.00%	25-02-10
October-01	EUR	—	60	60	0.00%	10-10-11
October-01	EUR	40	40	40	6.08%	10-10-16
October-01	EUR	50	50	50	2.17%	15-10-16
November-01	EUR	55	55	55	2.29%	02-11-16
December-01	EUR	56	56	56	2.12%	20-12-16

Subtotal	EUR	265	334	776

BBVA SUBORDINATED CAPITAL, S.A.U. (*)
May-05	EUR	389	423	456	1.77%	23-05-17
October-05	EUR	126	126	130	1.87%	13-10-20
October-05	EUR	199	205	231	1.83%	20-10-17
October-06	EUR	—	822	900	0.00%	24-10-16
April-07	EUR	594	623	700	1.77%	03-04-17
April-07	EUR	100	100	100	3.65%	04-05-22
May-08	EUR	50	50	50	0.00%	19-05-23
July-08	EUR	20	20	20	6.11%	22-07-18

Subtotal	EUR	1,478	2,369	2,587

BBVA BANCOMER, S.A. de C.V.
May-07	EUR	469	601	560	7.00%	17-07-17

Subtotal	EUR	469	601	560

ALTURA MARKETS A.V., S.A.
November-07	EUR	2	2	2	3.48%	29-11-17

Subtotal	EUR	2	2	2

TURKIYE GARANTIA BANKASI, A.S.
February-09	EUR	12	—	—	3.50%	31-03-21

Subtotal	EUR	12

GARANTIBANK INTERNATIONAL NV
Different issues	EUR	4	—	—	Various	Various
Subtotal	EUR	4

Total issued in Euros		7,201	6,847	8,216

(*)	As of March 23, 2010 issues of BBVA Capital Funding, Ltd. have been assumed by BBVA Global Finance Ltd.

The issues of BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, LTD. are guaranteed (secondary liability) by the Bank.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Outsanding as of December 31, 2011 of subordinated issues

	Millions of Euros
Issuer Entity and Issued Date	Currency	December 2011	December 2010	December 2009	Prevailing Interest Rate at 2011	Maturity Date
Issues in foreign currency
BBVA PUERTO RICO, S.A.
September-04	USD	39	38	35	2.01%	23-09-14
September-06	USD	28	28	26	2.13%	29-09-16
September-06	USD	23	22	21	2.13%	29-09-16

Subtotal	USD	90	88	82

BBVA GLOBAL FINANCE, LTD. (*)
December-95	USD	155	96	139	7.00%	01-12-25
October-95	JPY	100	92	75	6.00%	26-10-15

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE
Various issues	CLP	597	624	336	Various	Various

Subtotal	CLP	597	624	336

BBVA BANCOMER, S.A. de C.V.
July-05	USD	—	—	241	0.00%	22-07-15
May-07	USD	386	373	345	6.00%	17-05-22
April-10	USD	773	670	—	7.00%	22-04-20
March-11	USD	966			7.00%	10-03-21

Subtotal	USD	2,125	1,043	586

September-06	MXN	138	151	132	5.00%	18-09-14
July-08	MXN	66	73	63	5.00%	16-07-18
October-08	MXN	166	181	156	6.00%	24-09-18
December-08	MXN	165	172	152	6.00%	26-11-20
June-09	MXN	151	164	144	6.00%	07-06-19
Subtotal	MXN	686	741	647

BBVA SUBORDINATED CAPITAL, S.A.U.
October-05	JPY	200	184	150	2.75%	22-10-35

Subtotal	JPY	200	184	150

October-05	GBP	—	—	277	0.00%	21-10-15
March-06	GBP	—	326	325	0.00%	31-03-16
March-07	GBP	258	284	282	5.75%	11-03-18

Subtotal	GBP	258	610	884

RIVERWAY HOLDING CAPITAL TRUST I
March-01	USD	8	7	7	10.18%	08-06-31

Subtotal	USD	8	7	7

TEXAS REGIONAL STATUTORY TRUST I
February-04	USD	39	37	35	3.41%	17-03-34

Subtotal	USD	39	37	35

(*)	As of March 23, 2010 issues of BBVA Capital Funding, Ltd. have been assumed by BBVA Global Finance Ltd.

The issues of BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, LTD. are guaranteed (secondary liability) by the Bank.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Outstanding as of December 31, 2011 of subordinated issues

	Millions of Euros
Issuer Entity and Issued Date	Currency	December 2011	December 2010	December 2009	Prevailing Interest Rate at 2011	Maturity Date
STATE NATIONAL CAPITAL TRUST I
July-03	USD	12	11	10	3.63%	30-09-33

Subtotal	USD	12	11	10

STATE NATIONAL STATUTORY TRUST II
March-04	USD	8	7	7	3.35%	17-03-34

Subtotal	USD	8	7	7

TEXASBANC CAPITAL TRUST I
July-04	USD	19	19	17	3.02%	23-07-34

Subtotal	USD	19	19	17

COMPASS BANK
March-05	USD	220	212	195	5.50%	01-04-20
March-06	USD	202	195	180	5.90%	01-04-26
September-07	USD	269	261	242	6.40%	01-10-17

Subtotal	USD	691	668	617

BBVA COLOMBIA, S.A.
August-06	COP	—	156	136		28-08-11
September-11	COP	42	—	—	8.32%	19-09-21
September-11	COP	62	—	—	8.57%	19-09-26
September-11	COP	41	—	—	8.16%	19-09-18

Subtotal	COP	145	156	136

BBVA PARAGUAY, S.A.
Various	PYG	2	2	2	—	Various
Various	USD	7	6	6	—	Various

BANCO CONTINENTAL, S.A.
December-06	USD	23	22	21	3.00%	15-02-17
May-07	USD	15	15	14	6.00%	14-05-27
September-07	USD	15	15	14	2.00%	24-09-17
February-08	USD	15	15	14	6.00%	28-02-28
June-08	USD	23	22	21	3.00%	15-06-18
November-08	USD	15	15	14	3.00%	15-02-19
October-10	USD	156	150	—	7.00%	07-10-40

Subtotal		262	254	98

May-07	PEN	11	11	10	6.00%	07-05-22
June-07	PEN	19	16	14	4.00%	18-06-32
November-07	PEN	16	15	13	4.00%	19-11-32
July-08	PEN	14	13	11	3.00%	08-07-23
September-08	PEN	16	14	12	3.00%	09-09-23
December-08	PEN	10	8	7	4.00%	15-12-33

Subtotal		86	77	67

TURKIYE GARANTI BANKASI, A.S.
Feb-07	USD	95			6.95%	06-02-17

Subtotal		95

Total issues in foreign currencies (Millions of Euros)		5,578	4,722	3,901

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Outstanding as of December 31, 2011 of preferred issues

	December 2011		December 2010		December 2009
Issuer Entity and Issued Date	Currency	Amount Issued (Millions)	Currency	Amount Issued (Millions)	Currency	Amount Issued (Millions)
BBVA International, Ltd.
December-02	EUR	9	EUR	500	EUR	500
BBVA Capital Finance, S.A.U.
December-03	EUR	5	EUR	350	EUR	350
July-04	EUR	7	EUR	500	EUR	500
December-04	EUR	17	EUR	1,125	EUR	1,125
December-08	EUR	7	EUR	1,000	EUR	1,000
BBVA International Preferred, S.A.U.
September-05	EUR	85	EUR	85	EUR	85
September-06	EUR	164	EUR	164	EUR	164
April-07	USD	600	USD	600	USD	600
July-07	GBP	31	GBP	31	GBP	31
October-09	EUR	645	EUR	645	EUR	645
October-09	GBP	251	GBP	251	GBP	251
Banco Provincial, S.A. – Banco Universal
October-07	—	—	VEF	150	VEF	150
November-07	—	—	VEF	58	VEF	58
Phoenix Loan Holdings Inc.			—	—	—	—
November-00	USD	25	USD	25	USD	25

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

APPENDIX IX.	Consolidated balance sheets held in foreign currency as of December 31, 2011, 2010 and 2009

	Millions of Euros
2011	USD	Mexican Pesos	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash and balances with central banks	5,823	5,412	6,314	17,549
Financial assets held for trading	3,369	13,568	3,599	20,536
Available-for-sale financial assets	8,929	7,642	8,901	25,472
Loans and receivables	69,923	34,363	43,977	148,263
Investments in entities accounted for using the equity method	5	101	4,236	4,342
Tangible assets	842	1,060	1,009	2,911
Other assets	4,770	2,769	4,140	11,679

Total	93,661	64,915	72,176	230,752

Liabilities-
Financial liabilities held for trading	2,207	4,113	2,222	8,542
Financial liabilities at amortised cost	85,459	47,906	53,570	186,935
Other liabilities	1,164	6,288	3,279	10,731

Total	88,830	58,307	59,071	206,208

	Millions of Euros
2010	USD	Mexican Pesos	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash and balances with central banks	4,358	6,002	5,333	15,693
Financial assets held for trading	2,347	11,142	4,031	17,520
Available-for-sale financial assets	8,547	10,150	5,102	23,799
Loans and receivables	61,994	35,465	31,288	128,747
Investments in entities accounted for using the equity method	5	112	3,658	3,775
Tangible assets	804	916	655	2,375
Other assets	3,972	2,768	1,830	8,570

Total	82,027	66,555	51,897	200,479

Liabilities-
Financial liabilities held for trading	1,420	3,349	1,073	5,842
Financial liabilities at amortised cost	90,444	50,708	42,645	183,797
Other liabilities	928	5,976	2,889	9,793

Total	92,792	60,033	46,607	199,432

	Millions of Euros
2009	USD	Mexican Pesos	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash and balances with central banks	3,198	5,469	4,278	12,945
Financial assets held for trading	2,607	12,121	2,459	17,187
Available-for-sale financial assets	8,451	7,277	5,227	20,955
Loans and receivables	59,400	27,618	27,953	114,971
Investments in entities accounted for using the equity method	5	112	2,328	2,445
Tangible assets	753	777	653	2,183
Other assets	3,699	2,123	1,763	7,585

Total	78,113	55,497	44,661	178,271

Liabilities-
Financial liabilities held for trading	893	2,507	968	4,368
Financial liabilities at amortised cost	121,735	43,300	42,502	207,537
Other liabilities	1,050	4,316	2,835	8,201

Total	123,678	50,123	46,305	220,106

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

APPENDIX X.	Consolidated income statements for the first and second half of 2011 and 2010

	Millions of Euros
	Six months ended June 30, 2011	Six months ended December 31, 2011	Six months ended June 30, 2010	Six months ended December 31, 2010
INTEREST AND SIMILAR INCOME	11,501	12,687	10,457	10,677
INTEREST AND SIMILAR EXPENSES	(5,112)	(5,916)	(3,520)	(4,294)
NET INTEREST INCOME	6,389	6,771	6,937	6,383

DIVIDEND INCOME	282	280	257	272
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	243	357	151	184
FEE AND COMMISSION INCOME	2,745	2,873	2,678	2,704
FEE AND COMMISSION EXPENSES	(464)	(594)	(406)	(439)
NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	729	385	1,067	374
NET EXCHANGE DIFFERENCES	359	6	56	397
OTHER OPERATING INCOME	2,028	2,219	1,771	1,772
OTHER OPERATING EXPENSES	(1,886)	(2,156)	(1,631)	(1,617)
GROSS INCOME	10,425	10,141	10,880	10,030

ADMINISTRATION COSTS	(4,433)	(4,671)	(4,015)	(4,192)
Personnel expenses	(2,582)	(2,729)	(2,364)	(2,450)
General and administrative expenses	(1,851)	(1,942)	(1,651)	(1,742)
DEPRECIATION AND AMORTIZATION	(404)	(443)	(365)	(396)
PROVISIONS (NET)	(234)	(276)	(270)	(212)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	(1,986)	(2,240)	(2,419)	(2,299)
NET OPERATING INCOME	3,368	2,511	3,811	2,931

IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	(184)	(1,701)	(196)	(293)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	24	22	11	30
NEGATIVE GOODWILL	—	—	1	—
GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	(65)	(205)	24	103
INCOME BEFORE TAX	3,143	627	3,651	2,771

INCOME TAX	(558)	273	(941)	(486)

INCOME FROM CONTINUING TRANSACTIONS	2,585	900	2,710	2,285

INCOME FROM DISCONTINUED TRANSACTIONS (NET)	—	—	—	—

NET INCOME	2,585	900	2,710	2,285

Net Income attributed to parent company	2,339	665	2,527	2,079
Net income attributed to non-controlling interests	246	235	183	206

	Euros
	Six months ended June 30, 2011	Six months ended December 31, 2011	Six months ended June 30, 2010	Six months ended December 31, 2010
EARNINGS PER SHARE
Basic earnings per share	0.50	0.14	0.63	0.54
Diluted earnings per share	0.50	0.14	0.63	0.54

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APPENDIX XI.	Risks related to the developer and real-estate sector in Spain

a) Policies and strategies established by the Group to deal with risks related to the developer and real-estate sector

BBVA has teams specializing in the management of the Real Estate Sector risk, given its economic importance and specific technical component. This specialization is not only in the Risk-Acceptance teams, but throughout the handling, commercial, problematic management and legal aspects, and includes the research department (BBVA Research), which helps determine the medium/long-term vision needed to manage this portfolio. Specialization has been increased and the management teams in the areas of recovery and the Real Estate Unit itself have been reinforced.

The portfolio management policies, established to address the risks related to the developer and real-estate sector, aims to accomplish, among others, the following objectives: to avoid concentration in terms of customers, products and regions; to estimate the risk profile for the portfolio; and to anticipate possible worsening of the portfolio.

Specific policies for analysis and admission of new developer risk transactions

In the analysis of new operations, the assessment of the commercial operation in terms of the economic and financial viability of the project has been once of the constant points that have helped ensure the success and transformation of construction land operations for our customers’ developments.

As regards the participation of the Risk Acceptance teams, they have a direct link and participate in the committees of areas such as Recoveries and the Real Estate Unit. This guarantees coordination and exchange of information in all the processes.

The following strategies have been implemented with customers: avoidance of large corporate transactions, which had already reduced their share in the years of greatest market growth; non-participation in the second-home market; commitment to public housing financing; and participation in land operations with a high level of urban development security, giving priority to land open to urban development.

Risk monitoring policies

The base information for analyzing the real estate portfolios is updated monthly. The tools used include the so-called “watch-list”, which is updated monthly with the progress of each client under watch, and the different strategic plans for management of special groups. There are plans that involve an intensification of the review of the portfolio for financing land, while, in the case of ongoing promotions, they are classified for monitoring purposes based on the rate of progress of the projects.

These actions have enabled the Bank to anticipate possible impairment situations, by always keeping an eye on BBVA’s position with each customer (whether or not as first creditor). In this regard, key aspects include management of the risk policy to be followed with each customer, contract review, deadline extension, improved collateral, rate review (repricing) and asset purchase.

Proper management of the relationship with each customer requires knowledge of various aspects such as the identification of the source of payment difficulties, an analysis of the company’s future

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viability, the updating of the information on the debtor and the guarantors (their current situation and business course, economic-financial information, debt analysis and generation of funds), and the updating of the appraisal of the assets offered as collateral.

BBVA has a classification of debtors in accordance with legislation in force in each country, usually categorizing each one’s level of difficulty for each risk.

Based on the information above, a decision is made whether to use the refinancing tool, whose objective is to adjust the structure of the maturity of the debt to the generation of funds and the customer’s payment capacity.

As for the policies relating to risk refinancing with the developer and real-estate sector, they are the same as the general policies used for all of the Group’s risks. In the developer and real estate sector, they are based on clear solvency and viability criteria for projects, with demanding terms for guarantees and legal compliance. The policy on refinancing uses outstanding risk rather than nonperforming assets, with a refinancing tool that standardizes criteria and values up to a total of 19 variables when considering any refinancing operation.

In the case of refinancing, the tools used for enhancing the Bank’s position are: the search for new intervening parties with proven solvency and initial payment to reduce the principal debt or outstanding interest; the improvement of the debt bond in order to facilitate the procedure in the event of default; the provision of new or additional collateral; and making refinancing viable with new conditions (period, rate and repayments), adapted to a credible and sufficiently verified business plan.

Policies applied in the management of real estate assets in Spain

The policy applied for managing these assets depends on the type of real-estate asset, as detailed below.

In the case of completed homes, the final aim is the sale of these homes to private individuals, thus diluting the risk and beginning a new business cycle. Here, the strategy has been to help subrogation (the default rate in this channel of business is notably lower than in any other channel of residential mortgages) and to support our customers’ sales directly, using BBVA’s own channel (BBVA Services and our branches), creating incentives for sale and including sale orders for BBVA that set out sale prices which are notably lower than initial ones. In exceptional case we have even accepted partial haircuts, with the aim of making the sale easier.

In the case of ongoing construction work, our strategy has been to help and promote the completion of the works in order to transfer the investment to completed homes. The whole developer Works in Progress portfolio has been reviewed and classified into different stages with the aim of using different tools to support the strategy. This includes the use of developer accounts-payable financing as a form of payment control, the use of project monitoring supported by the Real Estate Unit itself, and the management of direct suppliers for the works as a complement to the developer’s own management.

With respect to land, our presence at advanced stages in land development, where the vast majority of our risk is urban land, simplifies our management. Urban management and liquidity control to tackle urban planning costs are also subject to special monitoring.

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b) Quantitative information on activities in the real-estate market in Spain

As of December 31, 2011 and 2010, exposure to the construction sector and real-estate activities in Spain stood at €25,287 million and €31,708 million, respectively. Of that amount, risk from loans to the construction and real-estate development activities accounted for €14,158 million and €16,608 million, representing 8.1% and 8.9% of loans and advances to customers of the balance of business in Spain (excluding the government and other public agencies) and 2% and 3% of the total assets of the Consolidated Group.

Lending for real estate development according to the purpose of the loans as of December 31, 2011 and 2010 is shown below:

	Millions of Euros
2011 Financing allocated to construction and real estate development and its coverage	Gross Amount	Drawn Over the Guarantee Value	Provision Coverage
Loans recorded by the Group’s credit institutions (Business in Spain)	14,158	4,846	1,441
Of which: Impaired assets	3,743	1,725	1,123
Of which: Potential problem assets	2,052	911	318
Memorandum item:
Write-offs	182

	Millions of Euros
2010 Financing allocated to construction and real estate development and its coverage	Gross amount	Drawn over the guarantee value	Provision coverage
Loans recorded by the Group’s credit institutions (Business in Spain)	16,608	4,869	1,224
Of which: Impaired assets	3,543	1,355	893
Of which: Potential problem assets	2,381	1,185	331
Memorandum item:
Write-offs	23

	Millions of Euros
Memorandum item: Consolidated Group Data (carrying amount)	2011	2010
Total loans and advances to customers, excluding the Public Sector (Business in Spain)	174,467	185,361
Total consolidated assets (total business)	597,688	552,738
Impairment losses determined collectively (total business)	3,027	2,698

As of December 31, 2011, 29% of the nonperforming assets in this sector are up-to-date on payments, but were classified as non-performing in accordance with the provisions of Appendix IX of Circular 4/2004 of the Bank of Spain. Furthermore, substandard risk amounted to 14.5% of total developer risk.

The drawn over the guarantee value shown in the tables above corresponds to the difference between the gross amount of each loan and the value of the real rights that, if applicable, were received as security, calculated according to Bank of Spain Circular 3/2010, which complements Appendix IX of

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Bank of Spain Circular 4/2004. This means that additional regulatory corrective factors ranging from 30% to 50%, based on the type of asset, have been applied to the updated appraisal values.

After applying said corrective factors, the excess value above the guarantee value, which represents the amount to be provisioned, amounted to €1,725 and €991 million for nonperforming assets and substandard assets, respectively as of December 31, 2011 (€1,355 million and €1,185 million as of December 31, 2010).

In addition, as of December 31, 2011 and 2010, specific recognized provisions are available, amounting to €1,441 and €1,224 million, respectively.

As of December 31, 2011 and 2010, the updated appraisal values, without the application of said corrective factors, rose to €19,288 and €25,327 million, respectively (an average LTV of 73.4% and 65.5%, respectively) which broadly covers the amount of the debt.

The following is a description of the real estate credit risk based on the types of associated guarantees:

	Millions of Euros
Credit: Gross amount (Business in Spain)	2011	2010
Without secured loan	988	1,259
With secured loan	13,053	15,249
Terminated buildings	6,930	7,403
Homes	6,431	7,018
Other	499	385
Buildings under construction	2,448	3,531
Homes	2,374	3,320
Other	74	211
Land	3,675	4,315
Urbanized land	2,404	2,922
Rest of land	1,271	1,393
With others secured	117	100

Total	14,158	16,608

As of December 31, 2011, 66% of loans to developers are guaranteed with buildings (94% are homes), and only 26% by land, of which 65% is urbanized.

The information on the retail mortgage portfolio risk as of December 31, 2011 and 2010 is as follows:

	Millions of Euros
Housing-acquisition loans to households (Business in Spain)	2011	2010
With secured loan (gross amount)	79,043	80,027
of which: Impaired loans	2,371	2,324

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The loan to value (LTV) ratio (resulting from dividing the pending risk at any particular date by the amount of the latest available appraisal) of the above portfolio is as follows:

	Millions of Euros
	Total risk over the amount of the last valuation available (Loan To Value-LTV)
2011 LTV Breakdown of secured loans to households for the purchase of a home (Business in Spain)	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount	12,408	19,654	32,887	12,870	1,224	79,043
of which: Impaired loans	276	218	695	922	260	2,371

	Millions of Euros
	Total risk over the amount of the last valuation available (Loan To Value-LTV)
2010 LTV Breakdown of secured loans to households for the purchase of a home (Business in Spain)	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount	12,092	19,037	33,342	14,399	1,157	80,027
of which: Impaired loans	309	238	672	903	202	2,324

Outstanding home mortgage loans as of December 31, 2011 and 2010 had an average LTV of 50% and 51% respectively.

As of December 31, 2011, the Bank also had a balance of €968 million in non-mortgage loans for the purchase of housing (of which €64 million were NPA).

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The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated companies holding such assets is as follows:

	Millions of Euros
	2011			2010
Information about assets received in payment of debts (Business in Spain)	Gross Value	Provisions	Carrying Amount	Gross Value	Provisions	Carrying Amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	5,101	1,740	3,361	3,259	1,045	2,214
Terminated buildings	1,709	487	1,222	800	202	598
Homes	1,227	333	894	451	110	341
Other	482	154	328	349	92	257
Buildings under construction	360	115	245	198	74	124
Homes	357	114	243	186	71	115
Other	3	1	2	12	3	9
Land	3,032	1,138	1,894	2,261	769	1,492
Urbanized land	1,561	570	991	1,116	392	724
Rest of land	1,471	568	903	1,145	377	768
Real estate assets from mortgage financing for households for the purchase of a home	1,509	401	1,108	875	193	682
Rest of foreclosed real estate assets	403	167	236	204	77	127
Equity instruments, investments and financing to non-consolidated companies holding said assets	701	287	414	455	287	168

Total	7,714	2,595	5,119	4,793	1,602	3,191

As of December 31, 2011 and 2010, the gross book value of the Group’s real-estate assets from corporate financing of real estate construction and development was €5,101 million and €3,259 million, respectively, with an average coverage ratio of 34% and 32%, respectively.

The gross book value of real-estate assets from mortgage lending to households for home purchase as of December 31, 2011 and 2010, amounted to €1,509 million and €875 million, respectively, with an average coverage ratio of 27% and 22%, respectively.

As of December 31, 2011 and 2010, the gross book value of the BBVA Group’s total real-estate assets (business in Spain), including other real-estate assets received as debt payment, was €7,013 million and €4,338 million, respectively. The coverage ratio was 33% and 30%, respectively.

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APPENDIX XII.	Glossary

Adjusted acquisition cost

The acquisition cost of the securities less accumulated amortizations, plus interest accrued, but not net of any other valuation adjustments.

Amortized cost

The amortized cost of a financial asset is the amount at which it was measured at initial recognition minus principal repayments, plus or minus, as warranted, the cumulative amount taken to profit or loss using the effective interest rate method of any difference between the initial amount and the maturity amount, and minus any reduction for impairment or change in measured value.

Associates

Companies in which the Group has a significant influence, without having control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.

Available-for-sale financial assets

Available-for-sale (AFS) financial assets are debt securities that are not classified as held-to-maturity investments or as financial assets designated at fair value through profit or loss (FVTPL) and equity instruments that are not subsidiaries, associates or jointly controlled entities and have not been designated as at FVTPL.

Basic earnings per share

Calculated by dividing profit or loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period

Business combination

A business combination is a transaction, or any other event, through which a single entity obtains the control of one or more businesses

Cash flow hedges

Those that hedge the exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could effect profit or loss.

Commissions and fees

Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to their nature. The most significant income and expense items in this connection are:

Fees and commissions relating linked to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected.

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Fees and commissions arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.

Fees and commissions generated by a single act are accrued upon execution of that act.

Contingencies

Current obligations of the entity arising as a result of past events whose existence depends on the occurrence or non-occurrence of one or more future events independent of the will of the entity.

Contingent liabilities

Possible obligations of the entity that arise from past events and whose existence depends on the occurrence or non-occurrence of one or more future events independent of the entity’s will and that could lead to the recognition of financial assets.

Contingent risks

Transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts.

Correlation risk

Correlation risk is related to derivatives whose final value depends on the performance of more than one underlying asset (primarily, stock baskets) and indicates the existing variability in the correlations between each pair of assets.

Current service cost

Current service cost is the increase in the present value of a defined benefit obligation resulting from employee service in the current period.

Current tax assets

Taxes recoverable over the next twelve months.

Current tax liabilities

Corporate income tax payable on taxable profit for the year and other taxes payable in the next twelve months.

Debt securities

Obligations and other interest-bearing securities that create or evidence a debt on the part of their issuer, including debt securities issued for trading among an open group of investors, that accrue interest, implied or explicit, whose rate, fixed or benchmarked to other rates, is established contractually, and take the form of securities or book-entries, irrespective of the issuer.

Deferred tax assets

Taxes recoverable in future years, including loss carryforwards or tax credits for deductions and tax rebates pending application.

Deferred tax liabilities

Income taxes payable in subsequent years.

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Defined benefit plans.

Defined contribution plans are retirement benefit plans under which amounts to be paid as retirement benefits are determined by contributions to a fund together with investment earnings thereon. The employer’s obligations in respect of its employees current and prior years’ employment service are discharged by contributions to the fund.

Defined contribution plans

Post-employment obligation under which the entity, directly or indirectly via the plan, retains the contractual or implicit obligation to pay remuneration directly to employees when required or to pay additional amounts if the insurer, or other entity required to pay, does not cover all the benefits relating to the services rendered by the employees when insurance policies do not cover all of the corresponding post-employees benefits.

Deposits from central banks

Deposits of all classes, including loans and money market operations, received from the Bank of Spain and other central banks.

Deposits from credit institutions

Deposits of all classes, including loans and money market operations received, from credit entities.

Deposits from customers

Redeemable cash balances received by the entity, with the exception of debt certificates, money market operations through counterparties and subordinated liabilities, that are not received from either central banks or credit entities. This category also includes cash deposits and consignments received that can be readily withdrawn.

Diluted earnings per share

This calculation is similar to that used to measure basic earnings per share, except that the weighted average number of shares outstanding is adjusted to reflect the potential dilutive effect of any stock options, warrants and convertible debt instruments outstanding the year. For the purpose of calculating diluted earnings per share, an entity shall assume the exercise of dilutive warrants of the entity. The assumed proceeds from these instruments shall be regarded as having been received from the issue of ordinary shares at the average market price of ordinary shares during the period. The difference between the number of ordinary shares issued and the number of ordinary shares that would have been issued at the average market price of ordinary shares during the period shall be treated as an issue of ordinary shares for no consideration. Such shares are dilutive and are added to the number of ordinary shares outstanding in the calculation of diluted earnings per share.

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Early retirements

Employees that no longer render their services to the entity but which, without being legally retired, remain entitled to make economic claims on the entity until they formally retire.

Economic capital

Eligible capital for regulatory capital adequacy calculations.

Effective interest rate

Discount rate that exactly equals the value of a financial instrument with the cash flows estimated over the expected life of the instrument based on its contractual period as well as its anticipated amortization, but without taking the future losses of credit risk into consideration.

Employee expenses

All compensation accrued during the year in respect of personnel on the payroll, under permanent or temporary contracts, irrespective of their jobs or functions, irrespective of the concept, including the current costs of servicing pension plans, own share based compensation schemes and capitalized personnel expenses. Amounts reimbursed by the state Social Security or other welfare entities in respect of employee illness are deducted from personnel expenses.

Equity

The residual interest in an entity’s assets after deducting its liabilities. It includes owner or venturer contributions to the entity, at incorporation and subsequently, unless they meet the definition of liabilities, and accumulated net profits or losses, fair value adjustments affecting equity and, if warranted, minority interests.

Equity instruments

An equity instrument that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Equity method

The method used for the consolidation of the Group’s holdings in associates. These holdings are recognized at cost on the purchase date and later evaluated. This amount will then be increased or decreased based on the differences that, after said date, the equity of the entity experiences and that corresponds to the investing institution, after considering the dividends received from them and other equity eliminations. The income statement of the investing institution shall include the corresponding proportion in the earnings of the investee.

Exchange/translation differences

Exchange differences (PyL): Includes the earnings obtained in currency trading and the differences arising on translating monetary items denominated in foreign currency to the functional currency. Exchange differences (valuation adjustments): those recorded due to the translation of the financial statements in foreign currency to the functional currency of the Group and others recorded against equity.

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Fair value

The amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair value hedges

Derivatives that hedge the exposure to changes in the fair value of assets and liabilities or firm commitments that have not be recognized, or of an identified portion of said assets, liabilities or firm commitments, attributable to a specific risk, provided it could affect the income statement.

Fees

See Commissions, fees and similar items

Financial guarantees

Contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs when a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument, irrespective of its instrumentation. These guarantees may take the form of deposits, technical or financial guarantees, insurance contracts or credit derivatives.

Financial instrument

A financial instrument is any contract that gives rise to a financial asset of one entity and to a financial liability or equity instrument of another entity.

Financial liabilities at amortized cost

Financial liabilities that do not meet the definition of financial liabilities designated at fair value through profit or loss and arise from the financial entities’ ordinary activities to capture funds, regardless of their instrumentation or maturity.

Full consolidation method

Method used for the consolidation of the accounts of the Group’s subsidiaries. The assets and liabilities of the Group entities are incorporated line-by-line on the consolidate balance sheets, after conciliation and the elimination in full of intragroup balances, including amounts payable and receivable.

Group entity income statement income and expense headings are similarly combined line by line into the consolidated income statement, having made the following consolidation eliminations: a) income and expenses in respect of intragroup transactions are eliminated in full. b) profits and losses resulting from intragroup transactions are similarly eliminated

The carrying amount of the parent’s investment and the parent’s share of equity in each subsidiary are eliminated.

Gains or losses on financial assets and liabilities, net

This heading reflects fair value changes in financial instruments – except for changes attributable to accrued interest upon

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application of the interest rate method and asset impairment losses (net) recognized in the income statement – as well as gains or losses generated by their sale – except for gains or losses generated by the disposal of investments in subsidiaries, jointly controlled entities and associates an of securities classified as held to maturity.

Goodwill

Goodwill acquired in a business combination represents a payment made by the acquirer in anticipation of future economic benefits from assets that are not able to be individually identified and separately recognized.

Hedges of net investments in foreign operations

Foreign currency hedge of a net investment in a foreign operation.

Hedging derivatives

Derivatives designated as hedging instruments in an accounting hedge. The fair value or future cash flows of those derivatives is expected to offset the differences in the fair value or cash flows of the items hedged.

Held-to-maturity investments

Held-to-maturity investments are financial assets traded on an active market, with fixed maturity and fixed or determinable payments and cash flows that an entity has the positive intention and financial ability to hold to maturity.

Held for trading (assets and liabilities)

Financial assets and liabilities acquired or incurred primarily for the purpose of profiting from variations in their prices in the short term.

This category also includes financial derivatives not qualifying for hedge accounting, and in the case of borrowed securities, financial liabilities originated by the firm sale of financial assets acquired under repurchase agreements or received on loan (“short positions”).

Impaired/doubtful/non-performing portfolio

Financial assets whose carrying amount is higher than their recoverable value, prompting the entity to recognize the corresponding impairment loss

Impaired financial assets

A financial asset is deemed impaired, and accordingly restated to fair value, when there is objective evidence of impairment as a result of one or more events that give rise to:

1.	A measurable decrease in the estimated future cash flows since the initial recognition of those assets in the case of debt instruments (loans and receivables and debt securities).

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2.	A significant or prolonged drop in fair value below cost in the case of equity instruments.

Income from equity instruments

Dividends and income on equity instruments collected or announced during the year corresponding to profits generated by investees after the ownership interest is acquired. Income is recognized gross, i.e., without deducting any withholdings made, if any.

Insurance contracts linked to pensions

The fair value of insurance contracts written to cover pension commitments.

Inventories

Assets, other than financial instruments, under production, construction or development, held for sale during the normal course of business, or to be consumed in the production process or during the rendering of services. Inventories include land and other properties held for sale at the real estate development business.

Investment properties

Investment property is property (land or a building – or part of a building – or both) held (by the owner or by the lessee under a finance lease) to earn rentals or for capital appreciation or both, rather than for own use or sale in the ordinary course of business.

Jointly controlled entities

Companies that form a joint business and, consequently, over which the Group exercises joint control. A joint business is a contractual agreement by virtue of which two or more entities undertake an economic activity under joint control; that is, a contractual agreement to share the power to guide the financial and operation policies of an entity or other economic activity, so as to benefit from its operations, and in which the unanimous consent of all participants is required in all financial and operational strategic decision-making.

Leases

A lease is an agreement whereby the lessor conveys to the lessee in return for a payment or series of payments the right to use an asset for an agreed period of time, a stream of cash flows that is essentially equivalent to the combination of principal and interest payments under a loan agreement.

a)	A lease is classified as a finance lease when it substantially transfers all the risks and rewards incidental to ownership of the asset forming the subject-matter of the contract.

b)	A lease will be classified as operating lease when it is not a financial lease.

Liabilities associated with non-current assets held for sale

The balance of liabilities directly associated with assets classified as non-current assets held for sale, including those

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recognized under liabilities in the entity’s balance sheet at the balance sheet date corresponding to discontinued operations.

Liabilities under insurance contracts

The technical reserves of direct insurance and inward reinsurance recorded by the consolidated entities to cover claims arising from insurance contracts in force at period-end.

Loans and advances to customers

Loans and receivables, irrespective of their type, granted to third parties that are not credit entities.

Loans and receivables

Financial instruments with determined or determinable cash flows and in which the entire payment made by the entity will be recovered, except for reasons attributable to the solvency of the debtor. This category includes both the investments from the typical lending activity (amounts of cash available and pending maturity by customers as a loan or deposits lent to other entities, and unlisted debt certificates), as well as debts contracted by the purchasers of goods, or users of services, that form part of the entity’s business. It also includes all finance lease arrangements in which the consolidated subsidiaries act as lessors.

Minority interests

The net amount of the profit or loss and net assets of a subsidiary attributable to associates outside the group (that is, the amount that is not owned, directly or indirectly, by the parent), including that amount in the corresponding part of the consolidated earnings for the period.

Mortgage-covered bonds

Financial asset or security created from mortgage loans and backed by the guarantee of the mortgage loan portfolio of the entity.

Non-current assets held for sale

A non-current asset or disposal group, whose carrying amount is expected to be realized through a sale transaction, rather than through continuing use, and which meets the following requirements:

a)	it is immediately available for sale in its present condition at the balance sheet date, i.e. only normal procedures are required for the sale of the asset.

b)	the sale is considered highly probable.

Non-monetary assets

Assets and liabilities that do not provide any right to receive or deliver a determined or determinable amount of monetary units, such as tangible and intangible assets, goodwill and ordinary shares subordinate to all other classes of capital instruments.

NPA Coveraged ratio

Impairment allowances (generic, specific and country risk allowance) as a percentage of the non performing assets (the

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

sum of Substandard loans and advances to customers and Substandard contingent liabilities to customers)

NPA ratio

Represents the sum of Substandard loans and advances to customers and Substandard contingent liabilities to customers divided by the sum of Loans and advances to customers and Contingent liabilities to customers.

Other equity instruments

This heading reflects the increase in equity resulting from various forms of owner contributions, retained earnings, restatements of the financial statements and valuation adjustments.

Other financial assets/liabilities at fair value through profit or loss

Instruments designated by the entity from the start at fair value with changes in profit or loss. Only the following can be included in the category: assets and liabilities that are deemed “hybrid financial assets and liabilities” and for which the fair value of the embedded derivatives cannot be reliably determined.

These are financial assets managed jointly with “Liabilities under insurance contracts” valued at fair value, in combination with derivatives written with a view to significantly mitigating exposure to changes in these contracts’ fair value, or in combination with financial liabilities and derivatives designed to significantly reduce global exposure to interest rate risk.

These headings also include customer loans and deposits effected via so-called “unit-link” life insurance contracts, in which the policyholder assumes the investment risk.

Own/treasury shares

The amount of own equity instruments held by the entity.

Past service cost

It is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits.

Post-employment benefits

Retirement benefit plans are arrangements whereby an enterprise provides benefits for its employees on or after termination of service.

Property, plant and equipment/tangible assets

Buildings, land, fixtures, vehicles, computer equipment and other facilities owned by the entity or acquired under finance leases.

Proportionate consolidation method

Method used for the integration of the accounts of the jointly-controlled entities in the Consolidated Financial Statements.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The aggregation of the different headings of the balance sheet and income statement of the entities to the consolidated financial statements through this method is performed in the proportion of the Group’s holding in its capital, excluding the portion corresponding to its own equity instruments. In the same proportion, reciprocal credit and debits will be eliminated, as will be the income, expenses and earnings from internal transactions.

Provisions

Provisions include amounts recognized to cover the Group’s current obligations arising as a result of past events, certain in terms of nature but uncertain in terms of amount and/or cancellation date.

Provisions for contingent liabilities and commitments

Provisions recorded to cover exposures arising as a result of transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts, and provisions for contingent commitments, i.e., irrevocable commitments which may arise upon recognition of financial assets.

Provision for credit losses

Provisions recognized during the year, net of recoveries on amounts provisioned in prior years, with the exception of provisions for pensions and contributions to pension funds which constitute current or interest expense.

Provisions for pensions and similar obligation

Constitutes all provisions recognized to cover retirement benefits, including commitments assumed vis-à-vis beneficiaries of early retirement and analogous schemes.

Public-covered bonds

Financial asset or security created from public loans and backed by the guarantee of the public debt portfolio of the entity.

Reserves

Accumulated net profits or losses recognized in the income statement in prior years and retained in equity upon distribution. Reserves also include the cumulative effect of adjustments recognized directly in equity as a result of costs in the issue or reduction of own equity instruments, sale of own equity instruments, actuarial gains on pension plans and the retroactive restatement of the financial statements due to changes in accounting policy and the correction of errors

Securitization fund

A fund that is configured as a separate equity and administered by a management company. An entity that would like funding sells certain assets to the securitization fund, which, in turn, issues securities backed by said assets.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Share premium

The amount paid in by owners for issued equity at a premium to the shares’ nominal value.

Short positions

Financial liabilities arising as a result of the final sale of financial assets acquired under repurchase agreements or received on loan.

Subordinated liabilities

Financing received, regardless of its instrumentation, which ranks after the common creditors in the event of a liquidation.

Subsidiaries

Companies over which the Group exercises control. An entity is presumed to have control over another when it possesses the right to oversee its financial and operational policies, through a legal, statutory or contractual procedure, in order to obtain benefits from its economic activities. Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than one half of an entity’s voting power, unless, exceptionally, it can be clearly demonstrated that ownership of more than one half of an entity’s voting rights does not constitute control of it. Control also exists when the parent owns half or less of the voting power of an entity when there is:

•	an agreement that gives the parent the right to control the votes of other shareholders;

•

power to govern the financial and operating policies of the entity under a statute or an agreement; power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body;

•	power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

Substandard risk

All debt instruments and contingent risks which do not meet the criteria to be classified individually as non-performing or written-off, but show weaknesses that may entail for the entity the need to assume losses greater than the hedges for impairment of risks subject to special monitoring.

Stockholders’ funds

Contributions by stockholders, accumulated earnings recognized in the income statement and the equity components of compound financial instruments.

Structured credit products

Special financial instrument backed by other instruments building a subordination structure

Tax liabilities

All tax related liabilities except for provisions for taxes.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Trading derivatives

The fair value in favor (assets) or again (liabilities) of the entity of derivatives not designated as accounting hedges.

Unit-link

This is life insurance in which the policyholder assumes the risk. In these policies, the funds for the technical insurance provisions are invested in the name of and on behalf of the policyholder in shares of Collective Investment Institutions and other financial assets chosen by the policyholder, who bears the investment risk.

Value at Risk (VaR)

Value at Risk (VaR) is the basic variable for measuring and controlling the Group’s market risk. This risk metric estimates the maximum loss that may occur in a portfolio’s market positions for a particular time horizon and given confidence level

–	VaR figures are estimated following two methodologies:

–

VaR without smoothing, which awards equal weight to the daily information for the immediately preceding last two years. This is currently the official methodology for measuring market risks vis-à-vis limits compliance of the risk.

–	VaR with smoothing, which weights more recent market information more heavily. This is a metric which supplements the previous one.

–

VaR with smoothing adapts itself more swiftly to the changes in financial market conditions, whereas VaR without smoothing is, in general, a more stable metric that will tend to exceed VaR with smoothing when the markets show less volatile trends, while it will tend to be lower when they present upturns in uncertainty.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Management report for the year ended

December 31, 2011

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Management report for the year ended

December  31, 2011

1. The BBVA Group. Highlights

Banco Bilbao Vizcaya Argentaria, S.A. (the “Bank” or “BBVA”) is a private-law entity governed by the rules and regulations applicable to banks operating in Spain and is the parent company of the financial group whose object is to engage directly or indirectly in activities, transactions, agreements and services relating to the banking business. The Bank conducts its business through branches and offices located throughout Spain and abroad.

The Banco Bilbao Vizcaya Argentaria Group (the “Group” or “BBVA Group”) is an internationally diversified financial group with a significant presence in traditional retail banking, asset management, private banking and wholesale banking.

The financial information included in this management report is presented in accordance with the criteria established by the International Financial Reporting Standards endorsed by the European Union (EU-IFRS) approved by the European Union and taking into account Bank of Spain Circular 4/2004, and its subsequent amendments.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The most relevant data and ratios of the BBVA Group as of December 31, 2011 and 2010 are as follows:

	Millions of Euros
BBVA Group Highlights	2011	2010	% Change 2011-2010
Balance sheet (million euros)
Total assets	597,688	552,738	8.1
Total lending (gross)	361,310	348,253	3.7
Customer deposits	282,173	275,789	2.3
Other customer funds	144,291	146,188	(1.3)
Total customer funds	426,464	421,977	1.1
Total equity	40,058	37,475	6.9
Stockholder’s funds	40,952	36,689	11.6

Income statement

Net interest income	13,160	13,320	(1.2)
Gross income	20,566	20,910	(1.6)
Operating income	10,615	11,942	(11.1)
Income before tax	3,770	6,422	(41.3)
Net attributable profit	3,004	4,606	(34.8)

Data per share and share performance ratios

Share price (euros)	6.68	7.56	(11.6)
Market capitalization (million euros)	32,753	33,951	(3.5)
Net attributable profit per share (euros) (2)	0.64	1.14	(44.1)
Book value per share (euros)	8.35	8.17	2.2
P/BV (Price/book value; times)	0.8	0.9	(13.5)
PER (Price/earnings; times)	10.9	7.4	47.9
Dividend yield (Dividend/Price; %)	6.3	5.6	12.3

Significant ratios

ROE (Net attributable profit/average equity)	8.0	15.8	(49.7)
ROA (Net income/average total assets)	0.61	0.89	(31.4)
RORWA (Net income/average risk-weighted assets)	1.08	1.64	(34.0)
Efficiency ratio	48.4	42.9	12.8
Risk premium	1.20	1.33	(10.4)
NPA Ratio	4.0	4.1	(3.0)
NPA Coverage ratio	61	62	(0.8)

Capital adequacy ratios

BIS Ratio	12.9	13.7	(5.7)
Core capital	10.3	9.6	7.2
Tier I	10.3	10.5	(2.1)

Other information

Number of shares (millions)	4,903	4,491	9.2
Number of shareholders	987,277	952,618	3.6
Number of employees	110,645	106,976	3.4
Number of branches	7,457	7,361	1.3
Number of ATMs	18,794	17,055	10.2

(1)	Earnings per share according to the Note 5 of the Consolidated Financial Statements
(2)	Garanti is not included

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

2. Economic environment in 2011

•	Slowdown in the global economy in 2011 against a background of great uncertainty

In 2011 the global economy suffered a moderate slowdown in a year featuring uncertainty generated by the financial markets, in particular the European sovereign debt markets. In 2011 global GDP growth is slightly under 4%, one percentage point below the figure for 2010. Although this figure can still be called solid, the slowdown has begun to be noted with varying intensity in different regions. The greatest contribution has continued to come from emerging countries.

GDP Increase	2011	2010
Global	3.9%	5.0%
Europe	1.6%	1.7%
Spain	0.7%	-0.1%
United States	1.8%	3.0%
México	3.8%	5.4%
South America	4.5%	6.6%
China	9.1%	10.3%
Turkey	8.5%	8.2%

Source: BBVA Research

Attention has focused on the progress and setbacks in the resolution of the debt crisis in Europe. In 2011 the global economy has followed events in Europe closely, both in terms of progress towards fiscal consolidation and in relation to changes in the structure of governance in the euro zone. The difficulties in generating adequate progress in both areas lie behind the increased contagion of financial turmoil throughout the year. The initial impact has been on the European periphery that had been unaffected by bailout programs, such as Italy and Spain, and which required occasional market intervention by the European Central Bank (ECB). Next, financial tension also extended to some segments of the financial system that have been affected by recapitalization plans implemented by the European authorities. Finally, doubts about the capacity of governments in the zone to resolve the crisis meant that even core European countries with sound finances have been affected by the tension. Successive European summits over 2011 have not been able to clear up the uncertainty, although there has been progress towards both fiscal harmonization and governance in the euro zone. Against this background, growth in the European economy as a whole has been weak, a fraction under 2% (in line with the growth posted in 2010), although there has been a major slowdown towards the end of the year, and great variation between countries. After an early upward movement, the ECB began to lower rates in response to the increase of risks in the euro zone.

The Spanish economy continues to be immersed in its own adjustments, and growth in 2011 has barely been below 1%. The trend is for a gradual slowdown over the year. However, some of these adjustments are progressing at a good rate. Fiscal consolidation continues, although with some deviation from the 2011 target, and competitiveness is increasing significantly. This has been reflected in a considerable increase in exports.

As for the sovereign risk of European countries, despite the agreements reached at the European summit held at the end of July, sovereign debt markets, including those in Spain, and especially Italy, continue to be subject to intense pressure since mid-August. Sovereign debt spreads in Europe have continued to rise: in Italy from 50 basis points (bp) against 10-year German bonds in April to more than 400 bp at the end of the year. The increase has been more moderate in Spain, from 200 bp to

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

400 bp over the same period; in the case of Portugal, from more than 500 bp to around 1,000 bp. The fact that sovereign tensions hit Italy directly (the risk premium exceeded Spain’s for the first time since the start of the crisis) revealed that the European Financial Stability Facility (EFSF) alone would not be sufficient to build a firewall against possible contagion from Greece. These pressures have been reflected in a sudden rise in bank CDS spreads (for example Intesa, from 150 to 400 bp and BBVA or Santander from 150 to 300 bp) to levels higher than those recorded after the fall of Lehman Brothers.

The solutions to the crisis, proposed in October 2011 by the European authorities, are going in the right direction. This is the case of the measures that attempt to solve Greece’s insolvency and considerably increase the power of the EFSF. The recapitalization program reinforces the resilience of the banking system, although it does not measure the quality of portfolios and fails to counteract the market’s mistrust on the debt of countries which are solvent. Moreover, because the agreements fail to specify many details that will need to be negotiated in the coming months, the risk of implementation is high and its effectiveness remains to be seen. The new Italian government has approved austerity measures to the value of €30 billion, which should suffice to eliminate the public deficit in 2013. However, the structural reforms needed by the Italian economy have not yet been carried out. In the case of Portugal, the first inspection by the troika expressed its satisfaction with the economy, but also doubts about the country’s ability to achieve the targets set for 2011. This led to a number of measures aimed at covering Madeira’s deficit and the poorer cyclical performance of its economy, including rises in income tax and VAT and the sale of concessions. As a result, GDP is expected to continue to shrink for at least one year, due particularly to the bad situation of the countries that import Portuguese products. Although the deficit targets for 2011 will predictably be met, the need for additional measures for reaching 2012 targets cannot be ruled out. In Spain, the 2011 deviation in relation to the commitments undertaken in terms of deficit, along with the downward revisions of economic activity for next year will require a more intense fiscal consolidation than estimated previously for 2012.

The United States shows greater than expected cyclical weakness, with significant challenges in fiscal policy. The United States surprised with data that suggested a recovery that quickly ran out of steam, although towards the end of 2011 this trend has been partially reversed. Growth slowed in 2011 to around 1.8% (the figure for 2010 is 3%). Fiscal policy has also been key over the year, given the difficulties experienced by the authorities to prepare a plan that balanced the need to support economic activity in the short term with a credible process of long-term consolidation.

Emerging economies are moving towards a soft landing, despite the global uncertainty. Despite the slowdown in advanced economies, emerging economies continue to grow solidly, but towards more sustainable levels, in particular supported by the strength of domestic demand. However, the increase of global risk aversion has also been transferred to the emerging markets. This has been reflected in lower capital inflows, falls in equity markets and foreign-exchange tension.

Economic activity in Mexico is showing some positive signs, but with a trend towards moderation. In 2011 growth is estimated to be a fraction under 4%. At the same time, inflation has remained at around 3.5% and allowed the Bank of Mexico to send more dovish monetary policy messages. The high degree of economic openness of the Mexican economy means that global slowdown has had a local effect, but this has been mainly offset by improved competitiveness in some manufacturing sectors and positive credit conditions.

In South America the global slowdown is resulting in a moderation of the rate of growth towards the end of 2011, with an increase in risk premiums, falls in commodity prices, falling equity markets and

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

above all, weakness in many of the region’s currencies. This has meant that most central banks in the zone have intervened to moderate (or even reverse) currency losses. Even so, in the year as a whole, economic growth has been sound, at around 4.5%, nearly two points below the figure in 2010.

GDP growth in China has moderated following the efforts made to avoid overheating. Domestic demand and output remain strong and the pace of the slowdown has been in line with that of a soft landing. However, the problems caused by the external situation have increased and foreign demand is weaker. Inflation is moderating, although from a very high starting point. The above, combined with increasing downside risks, is impacting the implementation of a package of policies to support growth. In 2011 China’s economic growth will be slightly above 9% (10.3% in 2010).

Finally, Turkey has been more exposed to periods of financial contagion from Europe, with a lower rate of capital inflows, falls in equity markets and a loss of value of the lira, forcing the Central Bank to intervene. Even so, the economy has grown strongly, around 8.5% in 2011, and inflation, although still high, has fallen to 6.5% (8.6% in 2010).

•	Trends in exchange rates

In the currency markets, the euro gained significantly against the dollar in the first half of the year due to the increasing spread between interest rates. This has been due to the different monetary policy approaches adopted by the ECB (preventive and focused on upward inflation risks) and the Federal Reserve (supporting recovery and focused on risks to growth). However, the deepening European debt crisis has weakened the euro’s position in the second half of the year. Nevertheless, as an annual average the dollar has lost 5.3% against the euro.

This combination of a strong euro and the relative strength of the emerging currencies against the dollar has resulted in a generally unfavorable performance of the currencies with the greatest weight in the BBVA Group’s financial statements. As a result, the effect of exchange rates on a year-on-year comparison of the Group’s earnings is negative. In terms of final interest rates, the euro has practically not varied against the dollar. However, a more important loss of value in Latin American currencies with impact on the Group’s balance sheet is in terms of annual averages. Its effect is also negative in on balance sheet items and volume of business. In 2012 the forecast is for appreciation of the dollar against the euro, while emerging currencies will have room for appreciation against the dollar.

	Average Exchange Rates			Year-End Exchange Rates
Currency	2011	2010	2009	2011	2010	2009
Mexican peso	17.2906	16.7372	18.7988	18.0512	16.5475	18.9222
U.S. dollar	1.3916	1.3257	1.3948	1.2939	1.3362	1.4406
Argentine peso	5.7467	5.2686	5.2649	5.5679	5.4851	5.5571
Chilean peso	672.0430	675.68	777.60	674.76	625.39	730.46
Colombian peso	2,570.69	2,518.89	2,976.19	2,512.56	2,557.54	2,941.18
Peruvian new sol	3.8323	3.7448	4.1905	3.4890	3.7528	4.1626
Venezuelan bolivar	5.9765	5.6217	2.9950	5.5569	5.7385	3.0934
Turkish lira	2.3383	1.9965	2.1631	2.4432	2.0694	2.1547
Chinese Yuan	8.9932	8.9713	9.5277	8.1588	8.8220	9.8350

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

3. Summarized consolidated income statements

The BBVA Group obtained a net attributable profit of €3,004 million in 2011, which includes a one-off loss of €1,011 million net of taxes, due to the impairment of goodwill recorded in the fourth quarter in the United States, reflecting the lower growth prospects of the economy and banking business in the country. Not including this impact, the net attributable profit amounted to €4,015 million. This figure reflects the recurrence, stability and resilience of the Bank’s earnings despite the extremely difficult current environment.

The Group’s summarized consolidated income statements for 2011 and 2010 are as follows:

	Millions of Euros
BBVA Group Interim Consolidated Income Statements	2011	2010	% Change 2010-2009
NET INTEREST INCOME	13,160	13,320	(1.2)

Dividend income	562	529	6.3
Share of profit or loss of entities accounted for using the equity method	600	335	79.2
Net fees and commissions	4,560	4,537	0.5
Net gains (losses) on financial assets and liabilities and net exchange differences	1,479	1,894	(21.9)
Other operating income and expenses	205	295	(30.6)

GROSS INCOME	20,566	20,910	(1.6)
Operating expenses	(9,951)	(8,967)	11.0
Administration costs	(9,104)	(8,207)	10.9
Depreciation and amortization	(847)	(761)	11.3

OPERATING INCOME	10,615	11,942	(11.1)
Impairment losses on financial assets (net)	(4,226)	(4,718)	(10.4)
Provisions (net)	(510)	(482)	5.7

NET OPERATING INCOME	5,879	6,742	(12.8)
Other gains (losses)	(2,109)	(320)	n.a

INCOME BEFORE TAX	3,770	6,422	(41.3)
Income tax	(285)	(1,427)	(80.1)

NET INCOME	3,485	4,995	(30.2)

Net income attributed to non-controlling interests	(481)	(389)	23.8

NET INCOME ATTRIBUTED TO PARENT COMPANY	3,004	4,606	(34.8)

The explanations of the changes in the principal items of the summarized consolidated income statements are as follows:

“Net interest income” for 2011 stood at €13,160 million, a 1.2% decrease on the €13,320 million recorded in 2010, but a 1% increase when the exchange-rate effect is excluded.

The net interest income figure in 2011 grew. The result has been boosted by a number of factors: the increased volume of business in emerging countries, the contribution from Garanti and appropriate spread management in all geographical areas. Moreover, this upward trend is the result of a portfolio that is balanced by geographical areas, businesses, customer segments and products, in what is an

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

extremely complex environment, with a contained credit activity in Spain, renewed reduction in the weight of greater-risk portfolios, and growing competitive pressure in emerging countries.

The balance of the “Income from equity instruments (dividends)” heading for 2011 stood at €562 million, a 6.3% increase over the €529 million recorded in 2010. Its main component, as in the previous year, is the dividends from BBVA’s investment in Telefónica.

The balance of the “Share of profit or loss of entities accounted for using the equity method” item for 2011 amounts to €600 million, a 79.2% increase on the €335 million recorded in 2010, mainly coming from the increase in the contribution from China National Citic Bank (CNCB) to the Group’s income statement, due to the growth of the banking business and to the significant improvement of its earnings on the same period last year. To a lesser degree, it is also the result of the additional 5% holding in CNCB. The increase in the holding in CNCB took place in the second quarter of 2010 through the exercise of a purchase option.

The balance of the “Net fees and commissions” heading for 2011 amounted to €4,560 million, and shows a slight 0.5% increase on the €4,537 million recorded in 2010. This sign of stability is very relevant, considering the context in which it has been achieved: the regulatory limitations that took effect in some areas, lower activity in Spain and the reduction of some fees to ensure greater customer loyalty. It is worth pointing out that fees related to banking services improved most (up 1.3% year-on-year), while those from the asset management business fell by 1.5% over the same period due to the impact of the turmoil in the markets on the assets managed by funds and the preference shown by customers for other products such as time deposits and promissory notes.

The balance of the “Net gains (losses) on financial assets and liabilities” and “Exchange differences (net)” in 2011 amounted to €1,479 million, a 21.9% decrease on the €1,894 million posted the previous year. This drop is due to the negative results for the third quarter of 2011 as a result of the loss of value of the assets, decreased customer activity and the absence of earnings for portfolio sales.

The balance of the “Other operating income and expenses” heading in 2011 reached €205 million, a fall of 30.6% on the €295 million in earnings posted in 2010. This drop is due to the effect of hyperinflation in Venezuela and to the greater contribution to the deposit guarantee fund. Income from the insurance activity rose by 12.7%, but failed to offset the above factors.

As a result of the above, “Gross income” in 2011 reached €20,566 million, which represents a 1.6% decrease compared with the €20,910 million posted in 2010. Not including NTI and dividends, this figure shows flat performance with a slight increase, reflecting the resilience of recurring revenues in an extremely complex economic and financial environment.

The balance of the “Operating expenses” heading in 2011 amounted to €9,951 million, with an increase of 11% on the €8,967 million recorded in 2010. This is due to the incorporation of Garanti, the investment process underway in BBVA and the effort made to train our staff and promote the Bank’s talent. Nevertheless, the efficiency ratio closed December at an outstanding level of 48.4%, one of the lowest in the banking industry worldwide.

As of December 31, 2011, the number of employees amounted to 110,645, a 3.4% increase on the figure recorded in December de 2010. The branch network numbered 7,457 units, with 96 more branches than at the close of 2010. The total number of branches continues stable in Spain at a time

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

when the sector has just begun a process of reducing branch numbers. BBVA began the same process in 2006 and completed it over 2009. In contrast, the branches in emerging countries are increasing (basically in Mexico and South America) as a result of the expansion processes underway in these countries, aimed at taking advantage of the growth opportunities offered by their markets. Finally, the number of ATMs continues to grow. It closed December 2011 at 18,794, 1,739 above the figure at the close of 2010. As is the case with branches, the increase is focused mainly on emerging countries, while developed countries continue with no significant changes, although in this case investment is focused on their renewal and modernization.

The balance of the “Depreciation and amortization” heading in 2011 reached €847 million, an increase of 11.3% on the €761 million posted in 2010, mainly due to the depreciation of Garanti’s intangible assets.

As a result of the above, “Operating income” for 2011 totaled €10,615 million, a decrease of 11.1% on the €11,942 million recorded in 2010.

The balance of the “Impairment losses on financial assets (net)” heading in 2011 is €4,226 million, a drop of 10.4% on the €4,718 million recorded in 2010. The Group’s risk premium improved by 14 basis points reaching 1.2%, without the coverage ratio being affected, since as of December 31, 2011 it reached 61%, practically the same level recorded at the close of the previous year (62%).

The balance of the “Provisions expense (net)” heading in 2011 reached €510 million, a 5.7% increase on the €482 million recorded in 2010, and basically includes early retirements, other contributions to pension funds and provisions for contingent liabilities.

The balance of “Other gains (losses)” in 2011 is a loss of €2,109 million, compared with losses of €320 million in 2010. This heading includes the impairment of goodwill in the United States, amounting to €1,444 million, and €665 million for loan-loss provisions for real estate and asset recoveries in order to maintain the coverage at levels above 30%. The 2010 figure is due mainly to the adjustment of the value of foreclosed or acquired assets in Spain.

As a result of the above, “Income before tax” for 2011 stood at €3,770 million, a 41.3% decrease on the €6,422 million recorded in 2010.

The balance of “Income tax” in 2011 is €285 million, an 80.1% decrease on the €1,427 million posted in 2010. This is due to increased income with a low or zero tax rates (especially dividends and CNCB earnings) and the growing weight of earnings from America and Garanti, where effective tax rates are low.

As a result of the above, “Net income” for 2011 totaled €3,485 million, a 30.2% decrease on the €4,995 million in 2010.

“Net income attributed to non-controlling interests” for 2011 is €481 million, an increase of 23.8% on the €389 million in 2010, due to the growth in earnings from Venezuela, Argentina and Chile.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Finally, “Net income attributed to parent company” in 2011 reached €3,004 million, a 34.8% decrease on the €4,606 million posted in 2010. Not including the one-off loss from impairment of goodwill in the United States, the attributed income totaled €4,015 million.

	Millions of Euros
BBVA Group	2011	2010
EPS (Earnings per Share)	0.64	1.14
ROE (Return on Equity)	8.0	15.8
ROA (Return on Asset)	0.61	0.89
Efficiency ratio (%)	48.4	42.9

NPL Ratio (%)	4.0	4.1
NPL Coverage Ratio (%)	61	62
Risk premium (%)	1.2	1.3

Earnings per share (EPS) in 2011 stood at €0.64 (€0.85 excluding one-offs), compared with €1.14 in 2010 (after correcting for the effects of the capital increases completed in November 2010, April 2011 and October 2011).

The increase in the Group’s equity has increased the book value per share by 2.2% year-on-year to €8.35. Return on equity (ROE) in 2011 stood at 8% (10.6% excluding one-offs), compared with 15.8% in 2010.

Return on total average assets (ROA) in 2011 amounted to 0.61% (0.79% excluding one-offs), compared with 0.89% in 2010.

The efficiency ratio in 2011 stood at 48.4%, compared with 42.9% in 2010.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

4. Summarized consolidated balance sheets and key operational figures

The Group’s summarized consolidated balance sheets as of December 31, 2011 and 2010 are shown below. They reflect stability, prudent risk management, high solidity, low leverage and reduced funding needs.

	Millions of Euros
ASSETS	2011	2010	% Change 2010-2009
CASH AND BALANCES WITH CENTRAL BANKS	30,939	19,981	54.8
FINANCIAL ASSETS HELD FOR TRADING	70,602	63,283	11.6
OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	2,977	2,774	7.3
AVAILABLE-FOR-SALE FINANCIAL ASSETS	58,144	56,456	3.0
LOANS AND RECEIVABLES	381,076	364,707	4.5
Loans and advances to credit institutions	26,107	23,637	10.4
Loans and advances to customers	351,900	338,857	3.8
Debt securities	3,069	2,213	38.7
HELD-TO-MATURITY INVESTMENTS	10,955	9,946	10.1
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	146	40	265.0
HEDGING DERIVATIVES	4,552	3,563	27.8
NON-CURRENT ASSETS HELD FOR SALE	2,090	1,529	36.7
INVESTMENTS IN ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	5,843	4,547	28.5
INSURANCE CONTRACTS LINKED TO PENSIONS	—	—	—
REINSURANCE ASSETS	26	28	(7.1)
TANGIBLE ASSETS	7,330	6,701	9.4
INTANGIBLE ASSETS	8,677	8,007	8.4
TAX ASSETS	7,841	6,649	17.9
OTHER ASSETS	6,490	4,527	43.4

TOTAL ASSETS	597,688	552,738	8.1

As of December 31, 2011, the Group’s “Total Assets” stood at €597,688 million, an increase of 8.1% on the €552,738 million as of December 31, 2010. This evolution is the result of several mixed reasons. First, the incorporation of Garanti’s balance sheet and the strength of lending in South America. And second, the negative effect of the depreciation of some currencies in the countries in which the Group operates, basically the Mexican peso, combined with the slowdown of the business in Spain, which continues to be affected by a persistently weak economy as a result of the deleveraging process.

As of December 31, 2011, the “Loans and receivables” balance stood at €381,076 million, an increase of 4.5% on the €364,707 million recorded as of December 31, 2010. This change is basically the result of the “Loans and advances to customers” item, which amounted to €351,900 million as of December 31, 2011, an increase of 3.8% (4.3% at constant exchange rates) on the €338,857 million as of December 31, 2010. As mentioned earlier, this increase is partly due to the incorporation of 25.01% of Garanti in March 2011. In Spain, gross lending to customers fell as a result of the deleveraging process in the country’s economy. Despite this, BBVA gained market share in the mortgage portfolio of individuals and lessened its exposure to the developer sector. In Europe, investment remained stable

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

and focused on highest-added-value customers, basically corporates, while the United States continued to make progress in the change of its portfolio mix, increasing the weight of target portfolios (residential real estate and commercial). Finally, in Latin America, where lending is clearly buoyant, there is a notable increase in practically all the portfolios and categories. Moreover, these rises are of greater quality thanks to the significant proportion of loyal customers.

	Millions of Euros
LIABILITIES AND EQUITY	2011	2010	% Change 2010-2009
LIABILITIES
FINANCIAL LIABILITIES HELD FOR TRADING	51,303	37,212	37.9
OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	1,825	1,607	13.6
FINANCIAL LIABILITIES AT AMORTIZED COST	479,904	453,164	5.9
Deposits from central banks	33,147	11,010	201.1
Deposits from credit institutions	59,356	57,170	3.8
Customer deposits	282,173	275,789	2.3
Debt certificates	81,930	85,179	(3.8)
Subordinated liabilities	15,419	17,420	(11.5)
Other financial liabilities	7,879	6,596	19.5
HEDGES OF INTEREST RATE RISK	—	(2)	n.s.
HEDGING DERIVATIVES	2,710	1,664	62.9
LIABILITIES UNDER INSURANCE CONTRACTS	7,737	8,034	(3.7)
PROVISIONS	7,561	8,322	(9.1)
TAX LIABILITIES	2,330	2,195	6.2
OTHER LIABILITIES	4,260	3,067	38.9

TOTAL LIABILITIES	557,630	515,263	8.2

EQUITY
STOCKHOLDERS’ FUNDS	40,952	36,689	11.6
VALUATION ADJUSTMENTS	(2,787)	(770)	261.9
NON-CONTROLLING INTEREST	1,893	1,556	21.7

TOTAL EQUITY	40,058	37,475	6.9

TOTAL LIABILITIES AND EQUITY	597,688	552,738	8.1

Memorandum items:
Customer funds on balance sheet	379,522	378,388	0.3
Customer deposits	282,173	275,789	2.3
Debt certificates	81,930	85,179	(3.8)
Subordinated liabilities	15,419	17,420	(11.5)
Other customer funds	126,290	132,228	(4.5)
Mutual funds	39,416	42,068	(6.3)
Pension funds	78,637	78,776	(0.2)
Customer portfolios	8,238	11,384	(27.6)

Total customer funds	505,812	510,616	(0.9)

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

As of December 31, 2011, the “Financial liabilities measured at amortized cost” balance stood at €479,904 million, an increase of 5.9% on the €453,164 million as of December 31, 2010. Specifically, “Customer deposits”, which accounts for 59% of this item, amounted to €282,173 million as of December 31, 2011, an increase of 2.3% on the €275,789 million as of December 31, 2010.

As of December 31, 2011, total customer funds, both those on the balance sheet (customer deposits, debt certificates (including bonds), subordinated liabilities) and off the balance sheet (mutual funds, pension funds and customer portfolios) stood at €505,812 million, 0.9% down on the €510,616 million as of December 31, 2010. This change is negatively affected by the exchange rates, since the funds increased significantly thanks to thriving activity in the majority of the subsidiaries in South America and Mexico, combined with the incorporation of Garanti’s balances.

Within the on-balance sheet funds, customer deposits, which account for 74% of the total figure, increased by 2.3% (+2.9% at constant exchange rates) to €282,173 million as of December 31, 2011, compared with €275,789 million as of December 31, 2010. By categories within the resident sector, there is a notable increase in lower-cost deposits, such as current and savings account, which are up 2.3% year-on-year. Time deposits remained stable, thanks to the high percentage of renewals of deposits sold in 2010. These renewals are made at a significantly lower cost. The lowest-cost funds in the non-resident sector, i.e. current and savings accounts, increased notably.

The off-balance sheet funds decreased by 4.5%, with a volume of €126,290 million as of December 31, 2011, compared with €132,228 million as of 31 December, 2010.

Of the total off-balance sheet funds, 35% are located in Spain and fell year-on-year by 4%. This fall can largely be explained by the reduction in the value of funds under management, mainly mutual funds (down 12.2% year-on-year), and by customer preference for other products such as time deposits and promissory notes. It is worth pointing out that according to the latest data from October 2011, the effect of this fall in BBVA is still much less significant than in the rest of the system, given the more conservative profile of its mutual funds. Pension funds grew by 2.5% year-on-year. BBVA maintains its position as the leading pension fund manager in Spain, with a market share of 18.7% (September 2011 data, the latest available).

In the rest of the world, off-balance sheet funds rose by 0.2% year-on-year at current exchange rates. These funds have also been affected by the fall in the value of assets under management.

5. Business performance: earnings and activity by business area and new products and services

The BBVA Group’s activity is geographically diversified in Spain, Mexico, South America and the United States, with an active presence in Europe and Asia, especially Turkey and China. As mentioned in Note 6 of the consolidated Financial Statements, the business areas used by the BBVA Group as a basic management tool are: Spain, Eurasia, Mexico, South America and the United States.

The BBVA Group’s business areas and their composition have changed in 2011 compared with 2010. Thus, the information shown below in terms of the business areas referring to December 31, 2010 has been reworked using the criteria indicated in Note 6 to make it comparable with the information relating to December 31, 2011.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The breakdown of “Net income attributed to parent company” in 2011 and 2010 by business area in the Group is as follows:

	Millions of Euros
Net Income by Business Areas	2011	2010	% Change 2010-2009
Spain	1,363	2,255	(39.5)
Eurasia	1,027	588	74.8
Mexico	1,741	1,707	2.0
South America	1,007	889	13.2
The United States	(722)	239	n.a
Corporate Activities	(1,413)	(1,072)	31.8

Total	3,004	4,606	(34.8)

Following the acquisition of 24.9% of the Turkish bank Garanti and its incorporation, starting on March 2011, into the financial statements of the Group, BBVA is beginning to have a relevant presence, in terms of both the balance sheet and income, in Europe and Asia.

In the United States, not including the amortization of goodwill, income amounted to a €289 million profit, with a 20.9% increase on the previous year.

The explanations for the changes in the income statement and the main figures on the balance sheet for each of the business areas are given below.

Spain

The area of Spain includes all the segments of BBVA’s banking and non-banking business in the country.

	Millions of Euros
Spain	2011	2010	% Change 2011-2010
NET INTEREST INCOME	4,399	4,878	(9.8)

Net fees and commissions	1,468	1,672	(12.2)
Net gains (losses) on financial assets and liabilities and net exchange differences	19	2	n.s.
Other operating income and expenses	471	504	(6.5)

GROSS INCOME	6,357	7,055	(9.9)
Operating expenses	(2,801)	(2,815)	(0.5)
Administration costs	(2,702)	(2,717)	(0.5)
Personnel expenses	(1,694)	(1,713)	(1.1)
General and administrative expenses	(1,009)	(1,004)	0.4
Depreciation and amortization	(98)	(97)	0.9

OPERATING INCOME	3,556	4,240	(16.1)
Impairment losses on financial assets (net)	(1,711)	(1,316)	30.0
Provisions (net) and other gains (losses)	70	237	(70.6)

INCOME BEFORE TAX	1,914	3,160	(39.4)
Income tax	(550)	(902)	(39.0)

NET INCOME	1,364	2,258	(39.6)
Net income attributed to non-controlling interests	—	(2)	(90.0)

NET INCOME ATTRIBUTED TO PARENT COMPANY	1,363	2,255	(39.5)

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The changes in the principal headings of the income statement of this business area are:

“Net interest income” in 2011 stood at €4,399 million, a 9.8% decrease on the €4,878 recorded in 2010, marked by the deleveraging process undertaken in Spain. However, the lending repricing, the greater weight of transactional liabilities, the high percentage of renewals of time deposits at prices adjusted to the degree of customer loyalty and risk discrimination have resulted in the stabilization of net interest income in the last quarter, despite a second half of the year characterized by the rising cost of wholesale finance and the loss of value of the assets derived from difficulties in the markets.

The balance of the “Net fees and commissions” heading reached €1,468 million, down 12.2%, due to the reduction in fees and commissions applied to a growing number of customers, whose loyalty has increased, together with the decrease in the assets managed in mutual funds. Fee income accounted for more than 23% of the area’s recurring income (gross income minus NTI).

The balance of the “Net gains (losses) on financial assets and liabilities” and “Exchange differences (net)” headings for 2011 totaled €19 million, compared with €2 million in 2010. These headings continue to be strongly affected by the negative performance of the financial markets.

The “Other operating income and expenses” heading totaled €471 million, a 6.5% reduction, due to the increased allocations to the Deposit Guarantee Fund, which were not offset by the good performance of income from the insurance business, which increased by 3.1% year-on-year.

Based on the above, the “Gross income” for 2011 stood at €6,357 million, 9.9% down on the €7,055 million in 2010.

The balance of “Operating expenses” in 2011 amounted to €2,801 million, with a decrease of 0.5% on the €2,815 million posted in 2010. This shows the competitive advantage of a high level of efficiency (44.1%), despite the fact that, unlike competitors, the number of branches remained practically the same. The main indices of productivity have also improved as a result of proper and efficient management of the various distribution channels.

“Operating income” for 2011 stood at €3,556 million, down 16.1% on the €4,240 million posted in 2010. This reflects the resilience of BBVA’s recurring earnings in a year plagued by economic and financial difficulties and, at the same time, reveals that it has the margin to meet the needs for loan-loss provisioning in the domestic market.

In 2011, the balance of “Impairment losses on financial assets (net)” amounted to €1,711 million, an increase of 30% on the figure of €1,316 million recorded in 2010, due to the additional allocations made to increase the balance of provisions, while maintaining the criterion of prudence in an extremely complex economic environment. Against this background, the quality of assets remains high in the area of Spain, with the NPA ratio well in check at the same level as of December 31, 2010 (4.8%), while the coverage ratio stood at 44%, the same level posted in the previous year. The practically stable volume of distressed assets is due to moderation in the rate of new entries, together with an increase of recoveries.

The balance of “Provisions expense (net) and other gains (losses)” in 2011 is €70 million, compared with €237 million in 2010, which included the gains from the second stage of the “Árbol” deal.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

As a result of the above, “Income before tax” for 2011 stood at €1,914 million, a fall of 39.4% on the €3,160 million for 2010.

The balance of “Income tax” in 2011 amounted to €550 million, a year-on-year fall of 39% compared with €902 million in the previous year.

“Net income attributed to parent company” in 2011 totaled €1,363 million, 39.5% down on the €2,255 million in 2010.

	Millions of Euros
Spain	2011	2010	% Change 2010-2009
Total Assets	309,912	297,641	4.1

Loans and advances to customers	214,156	218,127	(1.8)
Of which:
Residential mortgages	77,015	78,882	(2.4)
Consumer finance	8,114	9,205	(11.9)
Loans	6,484	7,499	(13.5)
Credit cards	1,631	1,706	(4.4)
Loans to enterprises	75,813	78,774	(3.8)
Loans to public sector	24,915	23,110	7.8
Total customer funds	117,174	112,852	3.8
Current and savings accounts	41,587	41,157	1.0
Time deposits	48,447	48,116	0.7
Other customer funds	27,139	23,579	15.1
Off-balance-sheet funds	51,156	53,598	(4.6)
Mutual funds	20,366	23,445	(13.1)
Pension funds	17,212	16,799	2.5
Other placements	13,578	13,355	1.7

Economic capital allocated	10,306	10,160	1.4

Efficiency ratio (%)	44.1	39.9
NPA Ratio (%)	4.8	4.8
NPA Coverage Ratio (%)	44	44
Risk premium (%)	0.78	0.60

The changes in the principal headings of activity in this area of the business are as follows:

As of December 31, 2011, the balance of gross lending to customers stood at €214,156 million, down 1.8% on the €218,127 million posted as of December 31, 2010, as a result of the necessary and positive deleveraging process and weak consumption. The general trend has been of weak turnover, with the most notable falls recorded in the segment of highest-risk businesses and corporations, and in consumer loans.

As of December 31, 2011, total customer funds, both those on the balance sheet and off the balance sheet, which include mutual funds, pension funds and customer portfolios, stood at €168,330 million, 1.1% up on the €166,450 million posted as of December 31, 2010, although with a different distribution, since turmoil in the markets reduced the value of assets under management and led to a change in

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

customer preference from mutual funds to other liability products, basically promissory notes. Time deposits remained stable thanks to the high percentage of renewals during the third quarter of the maturities attracted in the same period of 2010.

As for mutual funds, it is worth pointing out that according to the latest data from October 2011, the effect of this fall in BBVA in Spain is still much less significant than in the rest of the system, given the more conservative profile of its mutual funds.

Pension funds, whose balance stood at €17,212 million as of December 31, 2011, increased by 2.5% on the €16,799 million recorded as of December 31, 2010, with BBVA maintaining its position as the leading pension fund manager in Spain, with an 18.3% share (last data available as of September 2011).

New products and services in Spain

The most relevant new products and services launched in 2011 are listed below:

In 2011, BBVA launched “BBVA Contigo”, a pioneering and innovative remote management service designed for customers who cannot or do not want to go to their branch office, but who demand personalized advice to complement the use of remote channels, such as the Internet, phone or ATMs. With this service, BBVA anticipates the market’s needs and moves forward with its differentiation strategy, as it represents a new customer relationship model that complements the branch network. BBVA already has more than 230 specialized advisers and 180,000 customers who have chosen this relationship model.

Thanks to this customer focus, BBVA has launched various asset and deposit products which have improved the area’s positioning.

In lending, the “General Restructuring Action Plan” and the implementation of new products such as “Solution III Mortgage – Grace Period” helped 45,000 families by adapting to their ability to pay. In the consumer finance segment, the 10% interest refund commercial campaign has been launched.

In on-balance sheet funds, several stable saving products have been launched, including the “Banco de Financiación Promissory Notes” in September.

In off-balance sheet funds, new guaranteed mutual funds began to be sold, while the range of pension funds has also been expanded. And to complement the offering of retirement pension products, Plan de Previsión Asegurado Acumulación (PPA Acumulación) (Cumulative Guaranteed Pension Plan) has been launched at the end of November. It offers a guaranteed return at maturity and the same tax advantages as pension plans.

The Internet plan is particularly relevant. This ambitious project is designed to digitize BBVA’s relations with its customers in order to reach 2 million active Internet users by December 2012. Developments in mobile devices also continue.

Also in 2011, BBVA’s Private Banking area continued with the strategy started two years ago, with special emphasis on attracting and retaining customers and on differentiation, supported by exclusive products: managed and guided portfolios, exclusive funds in the segment, third-party funds,

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

personalized structured products, Visa Infinit and Brunara. This unit has been recognized for the second year in a row as the best private banking area in Spain in the 2011 “The Global Private Banking Awards” granted every year by The Banker, the prestigious Financial Times Group magazine specializing in international banking.

In businesses, for the self-employed segment, the “Plan + Professional” campaign has been launched aimed at attracting customers and encouraging loyalty, targeted at lawyers, economists, doctors, engineers, architects and the education sector (private schools and educational institutions), which included a specific value offer adapted to their needs.

In Corporate and Business Banking (BEC), BBVA has confirmed its leading role in the distribution of lines of credit under preferential conditions with the signing of the ICO-2011 agreement, with the lines “Inversión Sostenible” (Sustainable Investment), “Inversión Internacional” (International Investment), “ICO Liquidez” (ICO Liquidity) and those intended for the manufacturing sector, foreign and domestic trade, and tourism, among others. The new “Línea para Entidades Locales” (Line for Local Administrations) has been created in order to provide liquidity to local administrations for paying the debts they have outstanding with businesses and self-employed workers.

The catalog of products for BEC has been expanded. New “Bonos TPV BEC” (BEC POST Bonds), a new card offering and a new Suppliers website have been developed. In the Institutions segment, “Jessica Andalucía” (European Support for Sustainable Investment in City Areas) has been rolled out. This initiative has been promoted jointly by the European Commission (EC), the European Investment Bank (EIB) and the Council of Europe Development Bank (CEB) in order to provide financial support for urban development or regeneration projects.

Finally, BBVA Seguros has expanded its catalog of retirement pension solutions with the launch of insured pension plan income schemes (PPA), and completed new issues of its product “Europlazo”, a mixed life-savings deferred capital insurance plan. In order to attract new insurance policy holders and reward their loyalty, the “Seguros Remunerados BBVA” (Remunerated Insurance BBVA) line has been launched by this unit. It offers a range of life, home and temporary disability insurance products that give money back to customers while the policy is in effect. Through it, they can even earn a 25% discount after three years.

Eurasia

This area covers BBVA’s activity in Europe (excluding Spain) and Asia. In other words, it includes BBVA Portugal, Consumer Finance Italy and Portugal, the retail business of branches in Paris, London and Brussels (in 2010 these have been reported in Spain and Portugal), and Wholesale Banking & Assets Management activity (Corporate and Investment Banking, Global Markets and CNCB) within this geographical area. It also covers the Group’s holding in Garanti.

The importance of this area is increasing both in terms of earnings and the balance sheet and, as is the case with the rest of the franchises, it has evolved positively and increased the Group’s diversification and growth capacity. The positive contribution of Garanti starting in March 2011 and the increase in earnings from CNCB are worth mentioning in this regard.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

In 2011, Eurasia has generated 25.6% of the BBVA Group’s attributable profit, excluding one-offs.

	Millions of Euros
Eurasia	2011	2010	% Change 2011-2010
NET INTEREST INCOME	801	345	132.1

Net fees and commissions	391	236	66.1
Net gains (losses) on financial assets and liabilities and net exchange differences	105	132	(20.8)
Other operating income and expenses	655	367	78.4

GROSS INCOME	1,952	1,080	80.7
Operating expenses	(645)	(295)	118.6
Administration costs	(599)	(278)	115.8
Personnel expenses	(355)	(179)	98.2
General and administrative expenses	(245)	(99)	147.6
Depreciation and amortization	(45)	(17)	165.1

OPERATING INCOME	1,307	785	66.5
Impairment losses on financial assets (net)	(149)	(89)	66.3
Provisions (net) and other gains (losses)	11	(20)	n.a

INCOME BEFORE TAX	1,170	675	73.3
Income tax	(143)	(88)	61.7

NET INCOME	1,027	587	75.0
Net income attributed to non-controlling interests	—	1	n.s.

NET INCOME ATTRIBUTED TO PARENT COMPANY	1,027	588	74.8

The changes in the main items of the income statement in this business are influenced by the integration of 25.01% of Garanti in March 2011. These changes are:

The “Net interest income” generated by the area in 2011 is €801 million, an increase of 132.1% on the €345 million recorded in 2010.

The balance of “Net fees and commissions” in 2011 totaled €391 million, with an increase of 66.1% on the €236 million posted in 2010.

The balance of the “Net gains (losses) on financial assets and liabilities” and “Exchange differences (net)” headings for 2011 has been €105 million, compared with €132 million in 2010.

The “Other operating income and expenses” balance for 2011 totaled €655 million, compared with €367 million in 2010, due to the growing contribution of CNCB.

Based on the above, “Gross income” for 2011 stood at €1,952 million, 80.7% up on the €1,080 million in 2010.

The balance of “Operating expenses” in 2011 totaled €645 million, with an increase of 118.6% on the €295 million posted in 2010.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

As a result of the above, “Operating income” for 2011 stood at €1,307 million, an increase of 66.5% on the €785 million in 2010.

The balance of “Impairment losses on financial assets (net)” in 2011 amounted to €149 million, up 66.3% on the €89 million recorded in 2010.

The balance of “Provisions (net)” and “Other gains (losses)” in 2011 has been €11 million in income, which compares with expenses of €20 million in the previous year.

As a result of the above, “Income before tax” for 2011 stood at €1,170 million, an increase of 73.3% on the €675 million in 2010.

The balance of “Income tax” in 2011 is €143 million, compared with €88 million in 2010, a year-on-year change of 61.7%.

As a result of the above, “Net income” for 2011 totaled €1,027 million, up 75% on the €587 million in 2010.

By business units, Europe accounts for 45% of accumulated earnings for the year. Its positive growth can mainly be explained by the incorporation of Garanti, and to a lesser extent by the good performance of the rest of the local businesses. Worth noting is the positive performance of gross income, which totaled €1,283m, 95.1% up in 2011. Not counting Garanti, growth has been 6.9%, despite the unfavorable situation of the financial markets. As a result, the net attributable profit rose by 86.1% to €271 million, or 8.7% not including Garanti.

As for Garanti, the appropriate mix in the loan book and customer funds, positive price management, and the favorable trend in business activity have resulted in the bank’s gross income performing well. It continues to be a benchmark in the Turkish banking sector in terms of efficiency, with operating expenses rising below inflation and excellent asset quality.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Asia accounts for 55% of earnings in the area. The net attributable profit has grown here by 66.4%, mainly due to the contribution of CNCB, whose activity and earnings continue to increase every quarter. According to the latest available figures as of September 2011, the loan book increased by 9.4% on the figure for the close of 2010, customer deposits grew by 8.0% and the accumulated net attributable profit for the year increased by 40.9% year-on-year. Overall, Asia generated gross income of €669 million (up 68.3% year-on-year) and a net attributable profit of €563 million.

	Millions of Euros
Eurasia	2011	2010	% Change 2010-2009
Total Assets	53,398	45,975	16.1

Loans and advances to customers	34,740	24,281	43.1
Of which:
Residential mortgages	2,688	2,652	1.3
Consumer finance	3,420	913	274.7
Loans	2,400	903	165.8
Credit cards	1,020	10	n.a.
Loans to enterprises	11,998	4,956	142.1
Loans to public sector	107	113	(5.4)
Total customer funds	20,987	20,078	4.5
Current and savings accounts	2,688	836	221.3
Time deposits	9,778	2,191	n.a.
Other customer funds	8,521	17,050	(50.0)
Off-balance-sheet funds	1,036	590	75.5
Mutual funds	562	194	189.9
Pension funds	474	397	19.6

Economic capital allocated	4,254	2,546	67.1

Efficiency ratio (%)	33.0	27.3
NPA Ratio (%)	1.5	0.9
NPA Coverage Ratio (%)	123	154
Risk premium (%)	0.45	0.38

The changes in the principal headings of activity in this area of the business are as follows:

As of December 31, 2011, the loans and advances to customers (gross) balance stood at €34,740 million, up 43.1% on the €24,281 million as of December 31, 2010, mainly as a result of the incorporation of Garanti. Excluding the amounts from the Turkish bank, the loan book is very stable, with an increase of 3.2%. As for Garanti’s performance, it posted a solid year-on-year increase of +29.6%, although at a lower rate than in previous periods, due to the Central Bank’s policies aimed at preventing overheating of the country’s economy.

As of December 31, 2011, on-balance customer funds amounted to €20,987 million, up 4.5% on the €20,078 million posted as of December 31, 2010, due mainly to the aforementioned contribution from Garanti. In 2011 it grew by 12.5%, while global businesses in Europe fell.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Mexico

This area comprises the banking, pensions and insurance business conducted in Mexico by the BBVA Bancomer financial group.

The year-on-year comparison of this area’s financial statements is negatively affected by the depreciation of the Mexican peso against the euro compared with December 2010. The impact is greater on the balance sheet than on the income statement, since the fixed exchange rate has depreciated by 8.3% year-on-year, while the depreciation in terms of the average exchange rate has been lower (3.2%). For the most important figures, a reference is given to indicate the percentage change at constant exchange rates.

	Millions of Euros
Mexico	2011	2010	% Change 2011-2010
NET INTEREST INCOME	3,827	3,688	3.8

Net fees and commissions	1,194	1,233	(3.2)
Net gains (losses) on financial assets and liabilities and net exchange differences	302	395	(23.4)
Other operating income and expenses	227	179	26.8

GROSS INCOME	5,550	5,496	1.0
Operating expenses	(2,012)	(1,899)	5.9
Administration costs	(1,905)	(1,813)	5.1
Personnel expenses	(860)	(856)	0.4
General and administrative expenses	(1,045)	(956)	9.2
Depreciation and amortization	(107)	(86)	23.7

OPERATING INCOME	3,539	3,597	(1.6)
Impairment losses on financial assets (net)	(1,180)	(1,229)	(4.0)
Provisions (net) and other gains (losses)	(60)	(87)	(30.7)

INCOME BEFORE TAX	2,299	2,281	0.8
Income tax	(555)	(570)	(2.6)

NET INCOME	1,744	1,711	2.0
Net income attributed to non-controlling interests	(3)	(4)	(32.4)

NET INCOME ATTRIBUTED TO PARENT COMPANY	1,741	1,707	2.0

The results for 2011 in the area have been positive. The changes in the principal headings of the income statement of this business area are:

“Net interest income” in 2011 stood at €3,827 million, up 3.8% on the €3,688 million recorded in 2010. This increase amounts to 7.2% at constant exchange rates, driven mainly by positive business activity, with greater volumes of both lending and funds, and by good price management.

“Net fees and commissions” in 2011 totaled €1,194 million, down 3.2% on the €1,233 million posted in 2010. At constant exchange rates, this income remained at the same level as in the previous year, since fees and commissions from customer asset management (investment companies and pension funds) managed to offset the less favorable performance of the banking fees and commissions affected by regulatory changes.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The balance of the “Net gains (losses) on financial assets and liabilities” and “Exchange differences (net)” headings in 2011 stood at €302 million, down 23.4% on the €395 million recorded in 2010. The situation observed in the financial markets, especially towards the end of the year, resulted in lower intermediation income.

The balance of “Other operating income and expenses” for 2011 amounted to €227 million, a 26.8% increase on the €179 million recorded in 2010, as a result of the strength of the insurance business.

Based on the above, “Gross income” for 2011 amounted to €5,550 million, with an increase of 1% (4.3% at constant exchange rates) on the€ 5,496 million recorded in 2010.

“Operating expenses” in 2011 stood at €2,012 million, up 5.9% (9.4% in constant euros) on the €1,899 million posted in 2010. This is the result of BBVA Bancomer’s investment in infrastructure, innovation and technology to make the most of the growth opportunities in the Mexican market. Over the course of 2011, its distribution network grew by 14 additional branches on the figure for December 31, 2010, 950 ATMs and 20,300 POSTs. The efficiency ratio stood at 36.2%, confirming that BBVA Bancomer is one of the most efficient banks in the Mexican system.

As a result of the above, “Operating income” for 2011 reached €3,539 million, compared with €3,597 million in 2010, down 1.6%, due to the effect of the depreciation of the Mexican peso. Not including this impact, operating income grew by 1.6%.

The balance of the “Impairment losses on financial assets (net)” heading in 2011 fell to €1,180 million, down 4% (0.9% excluding the exchange-rate effect) on the €1,229 million posted in 2010. Growth in lending volumes has been accompanied by good risk management, allowing impairment losses on financial assets to remain at levels similar to those recorded the previous year and the accumulated risk premium to improve by 36 basis points, reaching 3.29%. The NPA and coverage ratios closed the year at 3.5% and 120% respectively.

The balance of “Provisions expense (net)” and “Other gains (losses)” in 2011 stood at €60 million, compared with €87 million in 2010.

As a result of the above, “Income before tax” in 2011 totaled €2,299 million, up 0.8% on the €2,281 million in 2010 (4.2% not including the exchange-rate effect).

The balance of “Income tax” in 2011 stood at €555 million, down 2.6% on the €570 million recorded in 2010, due to exchange rates.

As a result of the above, “Net income” for 2011 stood at €1,744 million, an increase of 2% (5.3% in constant euros) on the €1,711 million in 2010.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

“Net income attributed to parent company” for 2011 totaled €1,741 million, a 2% increase on the €1,707 million in 2010 (+5.4% without the impact of the depreciation of the peso).

	Millions of Euros
Mexico	2011	2010	% Change 2010-2009
Total Assets	74,283	75,152	(1.2)

Loans and advances to customers	36,205	36,526	(0.9)
Of which:
Residential mortgages	8,234	8,511	(3.2)
Consumer finance	8,070	7,186	12.3
Loans	3,584	2,931	22.3
Credit cards	4,486	4,255	5.4
Loans to enterprises	14,104	14,792	(4.7)
Loans to public sector	3,316	3,275	1.2
Total customer funds	37,704	38,051	(0.9)
Current and savings accounts	21,129	20,963	0.8
Time deposits	7,398	8,333	(11.2)
Other customer funds	9,176	8,756	4.8
Off-balance-sheet funds	34,499	34,895	(1.1)
Mutual funds	15,612	15,341	1.8
Pension funds	13,132	12,781	2.8
Other placements	5,754	6,773	(15.0)

Economic capital allocated	4,444	3,714	19.7

Efficiency ratio (%)	36.2	34.6
NPA Ratio (%)	3.5	3.2
NPA Coverage Ratio (%)	120	152
Risk premium (%)	3.29	3.65

The changes in the principal headings of activity in this area of the business are as follows:

As of December 31, 2011, the balance of loans and advances to customers (gross) stood at €36,205 million, down 0.9% on the €36,526 million as of December 31, 2010. Without the impact of exchange rates and not including existing housing, there would have been a growth of 9.3%, driven mainly by retail finance. In 2011, wholesale lending has been affected by specific events that have limited its growth. These include the early payment by the Federal Government of a credit line underwritten with a number of banks in the country; and the switch made by large corporations from bank lending to financing in wholesale markets due to the low interest rates. The retail portfolio, which includes consumer finance, credit cards, individual mortgages and loans to small businesses, performed strongly and grew by 14.3% year-on-year in constant euros (ce) as of December 31, 2011 to €17,717 million. Within the retail portfolio, consumer finance (including credit cards) presented a balance of €8,070 million, up 23.6% (ce) year-on-year. The boost from consumer loans (car, payroll and personal) led to an increase of 16.3% (ce) in new loans over the year, while the outstanding balances increased at a rate of 36.2% (ce) over the same period. Credit card lending amounted to €4,486 million, up 15.0% (ce) on the previous year. As a result, BBVA Bancomer gained 68 basis points and maintained its position as market leader.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

BBVA Bancomer’s extensive expertise in mortgage lending has enabled it to grant the highest number of new mortgages – one out of every three – out of all the banks and Sofoles. Thus, it has granted more than 32,900 individual mortgages, which as of December 31, 2011 represented a year-on-year increase of 13.2% in turnover and a mortgage loan balance (excluding existing housing) of €8,234 million, up 5.5% (ce) on 2010.

At the same time, the wholesale portfolio, which includes loans to corporations, SMEs, financial institutions and the public sector, increased by 3.7% (ce) year-on-year. Broken down by segment, lending to corporates increased by 6.2% (ce) to €6,371 million, while lending to SMEs grew by 14.8% (ce). Finally, loans to the public sector increased by 10.4% (ce) to €3,316 million.

The above explains the gradual shift in the composition of the loan portfolio over the year towards a more profitable mix. In this regard, the weight of consumer loans grew from 21% in 2010 to 24% in 2011, while mortgage loans represented 24% of the total in 2011 and the commercial portfolio, the largest in volume, stood at 52% as of December 31, 2011.

As of December 31, 2011, on-balance customer funds amounted to €37,704 million, down 0.9% on the €38,051 million posted as of December 31, 2010, due to the exchange-rate effect. Excluding this effect translates into an increase of 8.1%. There is a notable increase in local-currency demand deposits which, with a balance of €21,129 million at the close of 2011, grew by 10.0% (ce) compared with the same date in 2010. Retail demand deposits have performed well, with a rise of 8.2% (ce) compared with the close of 2010. This rise maintains the profitable mix of liabilities, as 76% of customer deposits are now low-cost funds.

In terms of off-balance sheet funds, the performance of mutual funds has been excellent, with the balance up 11.0% year-on-year to €15,612m as of December 31, 2011.

As for the provisional business, Afore Bancomer continued to perform well thanks to the stability of the labor market, and at the close of 2011 the assets under management in pension funds amounted to €13,132 million, a year-on-year increase of 12.1% (ce).

New products and services in Mexico

The main products and services launched by the area in 2011 are as follows:

Banking Business:

BBVA Bancomer has been awarded the PyME prize by the Secretariat for the Economy for being the bank that has supported the largest number of micro, small and medium-sized businesses in 2011. The specialized products and services for the small businesses and companies segment includes “Movimiento Pyme”, an innovative online banking product through which small businesses can obtain financing, distribute their products, sell and bill their customers, and manage and improve their operating efficiency. A new version of the “Tarjeta MicroNegocios” card has also been developed to include businesses registered as small taxpayers and individuals running a business.

In the second quarter of 2011, the BBVA Group acquired 100% of the shares of the Mexican company Facileasing S.A. de C.V. This operation will reinforce the bank’s leadership in the vehicle and equipment lease market in Mexico, offering an innovative product by combining the strengths of two companies specializing in fleet financing, administration and management.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Committed to extending banking penetration among the low-income population, BBVA Bancomer has launched the first account in Mexico linked to cell phones, “Cuenta Express”. With this account, customers can make transactions using their cell phone, such as paying for services, transferring money, checking their balance and other services. Customers can also use the network of stores that act as banking correspondents for Bancomer to make transactions such as deposits or cash withdrawals. More than 940,000 customers use Bancomer’s “Cuenta Express” account, according to data available for the first nine months since its launch.

In 2011, BBVA Bancomer continued to rely on technological innovation in order to encourage access to financial products and services and expand and facilitate the use of alternative non-branch channels. BBVA Bancomer has a signed an agreement with a number of stores that act as correspondents for the bank, which has made it possible to increase the number of points of sale outside the branch network by approximately 12,000 during the year.

As regards home loans, BBVA Bancomer maintained its leadership position and in 2011 granted one out of every three new mortgages granted by all banks and Sofoles. Standard & Poor’s has confirmed BBVA Bancomer’s “excellent” rating as mortgage manager.

For HNWI customers, in addition to several new investment options available through mutual funds, the bank has launched the “CHNTRAC ETF”, which enables customers to invest in China, one of the world’s largest economies and with the greatest potential for expansion. Thus, BBVA Bancomer’s ETF offering at the end of 2011 has been expanded to six, confirming the bank’s role as the second most important player in this market in Latin America, which it entered in 2009.

Insurance business

The commercial performance in the insurance business in 2011 has been very positive. Of note are the uptake on the ILP (Free Wealth Investment), the solid performance of the “Creditón Nómina” loan, the “HogarSeguro” loan, the “VidaSegura Preferente” loan, as well as the positive performance of “AutoSeguro”. The new “Auto Alerta” product is an outstanding example of technological innovation. It uses GPS to report accidents by simply pressing a button on a cell phone. The low levels of claims in the car and life insurance business have favorably contributed to earnings in 2011.

South America

The South American area manages the BBVA Group’s banking, pension and insurance businesses in the region. 2011 saw the incorporation of Crédit Uruguay (purchased in January 2011 and merged with BBVA Uruguay in May 2011) and the sale of the Group’s holding in the insurance company Consolidar Retiro of Argentina. An additional 24.5% stake in the company Forum Chile has also been purchased in September 2011.

The year-on-year comparison of the financial statements for this area is affected by the change in the exchange rates of the region’s currencies against the euro. In terms of the exchange rate at the close of the year, only the Argentinean and Chilean pesos have weakened. In average terms all the currencies except for the Chilean peso have weakened. Overall, the impact of exchange rates on activity last year is positive, while in terms of earnings it is negative. For this reason, the most relevant figures include a reference to the change at constant exchange rate.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
South America	2011	2010	% Change 2011-2010
NET INTEREST INCOME	3,164	2,495	26.8

Net fees and commissions	1,077	957	12.6
Net gains (losses) on financial assets and liabilities and net exchange differences	477	514	(7.2)
Other operating income and expenses	(261)	(168)	55.3

GROSS INCOME	4,457	3,797	17.4
Operating expenses	(2,042)	(1,668)	22.4
Administration costs	(1,884)	(1,537)	22.6
Personnel expenses	(1,040)	(854)	21.9
General and administrative expenses	(844)	(684)	23.4
Depreciation and amortization	(158)	(131)	20.5

OPERATING INCOME	2,415	2,129	13.4
Impairment losses on financial assets (net)	(449)	(419)	7.2
Provisions (net) and other gains (losses)	(89)	(40)	120.0

INCOME BEFORE TAX	1,877	1,670	12.4
Income tax	(390)	(397)	(1.7)

NET INCOME	1,487	1,273	16.8
Net income attributed to non-controlling interests	(480)	(383)	25.3

NET INCOME ATTRIBUTED TO PARENT COMPANY	1,007	889	13.2

The changes in the principal headings of the income statement of this business area are:

“Net interest income” in 2011 stood at €3,164 million, an increase of 26.8% on the €2,495 million posted in 2010 (31.6% at constant exchange rates). This has been the result of steady growth in business, combined with good handling of spreads, despite increasing competitive pressure.

The balance of “Net fees and commissions” in 2011 is €1,077 million, an increase of 12.6% (15.7% ce) on the €957 million recorded in 2010, also due basically to the increasing pace of business in most of the countries in the region.

The balance of “Net gains (losses) on financial assets and liabilities” and “Exchange differences (net)” in 2011 is €477 million, a 3.4% (ce) reduction on the €514 million posted in 2010. The balance is affected by the value of US dollar positions held by the Venezuelan subsidiary and by turmoil in the markets.

The balance of “Other operating income and expenses” in 2011 is a loss of €261 million, compared with a loss of €168 million in 2010. This line mainly includes the adjustment for hyperinflation in Venezuela.

As a result of the above, “Gross income” for 2011 stood at €4,457 million, an increase of 17.4% (21.4% ce) on the €3,797 million in 2010.

The balance of “Operating expenses” in 2011 totaled €2,042 million, an increase of 22.4% (27.1% ce) on the €1,668 million in 2010, due to expansion and positioning projects undertaken by most of the units. Despite this, the area’s efficiency ratio stands at 45.8% thanks to the positive trend in revenues.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Based on the above, the “Operating income” for 2011 amounted to €2,415 million, with an increase of 13.4% on the €2,129 million in 2010. The increase at constant exchange rates is 17%.

The balance of “Impairment losses on financial assets (net)” for 2011 stood at €449 million, up 7.2% on the figure of €419 million in 2010, due to the greater generic provisions linked to increased lending. The surge in business activity has not led to a worsening of asset quality in the area, and the NPA ratio fell by 30 basis points to 2.2% as of December 31, 2011, reaching an all-time low thanks to a rigorous policy of risk acceptance and recovery management. The coverage ratio rose by 16 percentage points to 146%.

The balance of “Provisions (net)” and “Other gains (losses)” in 2011 is €89 million, compared with €40 million in 2010.

As a result of the above, “Income before tax” for 2011 totaled €1,877 million, an increase of 12.4% on the €1,670 million in 2010.

The balance of “Income tax” in 2011 is €390 million, a decrease of 1.7% on the €397 million posted in 2010.

As a result of the above, “Net income” for 2011 is €1,487 million, an increase of 16.8% on the €1,273 million in 2010.

“Net income attributed to non-controlling interests” for 2011 is €480 million, an increase of 25.3% on the €383 million in 2010. Most of this increase corresponds to Venezuela.

“Net income attributed to parent company” in 2011 stood at €1,007 million, up 13.2% on the €889 million posted in 2010. At constant exchange rates it rises to 16.2% thanks to strong income growth due to thriving activity and good price management, which made it possible to continue with the investment effort started in the area and increase loan-loss provisions as a result of positive lending performance.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
South America	2011	2010	% Change 2010-2009
Total Assets	63,444	51,671	22.8

Loans and advances to customers	40,219	31,512	27.6
Of which:
Residential mortgages	7,124	5,932	20.1
Consumer finance	10,087	6,741	49.6
Loans	7,594	5,129	48.1
Credit cards	2,493	1,611	54.7
Loans to enterprises	20,829	16,862	23.5
Loans to public sector	914	830	10.2
Total customer funds	45,776	36,085	26.9
Current and savings accounts	26,140	19,326	35.3
Time deposits	15,094	12,964	16.4
Other customer funds	4,542	3,795	19.7
Off-balance-sheet funds	50,668	51,862	(2.3)
Mutual funds	2,850	3,063	(6.9)
Pension funds	47,818	48,800	(2.0)

Economic capital allocated	2,912	2,519	15.6

Efficiency ratio (%)	45.8	43.9
NPA Ratio (%)	2.2	2.5
NPA Coverage Ratio (%)	146	130
Risk premium (%)	1.31	1.52

The changes in the principal headings of activity in this area of the business are as follows:

As of December 31, 2011, the loans and advances to customers (gross) balance stood at €40,219 million, up 27.6% on the €31,512 million as of December 31, 2010. All the countries have seen growth, with significant increases in consumer finance, cards and businesses.

As of December 31, 2011, the balance of on-balance sheet customer funds amounted to €45,776 million, up 26.9% on the €36,085 million recorded at the close of 2010. Lower-cost transactional deposits such as current and savings accounts increased by 35.3%, which explains part of the improvement in net interest income.

Off-balance sheet funds, however, fell by 2.3% as a result of turmoil in the markets.

New products and services in South America

Below are the main products and services launched by the units in the area in 2011:

Argentina

BBVA Francés has focused its commercial activity on credit growth in the various businesses. In the consumer finance business, the highest levels of turnover have been reached in 2011 through “Préstamo Simple”, an agile and accessible product that enabled a significant year-on-year increase in market share for this type of loans.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

In the business segment, BBVA Francés contributed to the development of the farming sector with a wide range of financial products and services designed for the agricultural segment, offering special finance lines for the purchase of agricultural machinery at very competitive rates and under unrivalled market conditions. Its strategic priority for supporting the productive sector resulted in the launch of new loan and leasing lines at fixed and variable interest rates for small and medium-sized companies intended for investment projects, capital good acquisition and export prefinancing.

Chile

In BBVA Chile, with a differentiated offering of products and services, 2011 saw the launch of Banca Premium, aimed at high-income individuals who are not private banking customers, but do require more personalized and sophisticated products and services.

In consumer finance, a flexible product in terms of term and method of payment has been launched. The loan granting processes have also been improved and made more flexible.

As regards customer funds, the campaigns focused on winning new customers enabled a significant flow of funds to be attracted. Finally, the “Cuenta Simple” has been launched, a new type of current account that enables the customer to choose the account number and personalize it so it can be remembered easily. This product has been widely welcomed by customers.

Colombia

In 2011, BBVA Colombia carried out an intense and dynamic commercial activity that enabled it to increase significantly its business in terms of both lending and winning new customers, with various campaigns complemented with the Portafolio de Servicios Integral (Comprehensive Services Portfolio), a package of products and services for self-employed workers designed to cover short-term liquidity needs.

The “Vivienda sin límites” campaign, focused on mortgage lending and home leasing, has been conducted.

Also, the new credit cards, together with the creation of new services and the online purchase portal, enabled the turnover volume and recurrence to be increased.

There has also been a significant increase in activity in the businesses and companies area.

Peru

In 2011, management by segments has been a key element in customer care. In the individual customer segment, Premium and VIP customer loyalty has been strengthened with the opening of strategically located branches and points of contact.

In the employees segment, BBVA Continental continued to consolidate its position in payroll with the best benefits program available on the market. The most valued attributes are the attractive discounts and the largest ATM network in the country. These and other initiatives enabled the customer base, the business volume and the profitability of the individual customer segment to be increased.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

In the business segment, the “China Comex” service has been developed to boost business with the Chinese market; “Post Venta Leasing” management and administration has been implemented for leasing products; the use of electronic payment and collection services has been encouraged; and a specialized telephone customer service team has been set up exclusively for the business segment. In the SME segment, use of the “Capital de Trabajo” card grew by around 350% in 2011, increasing the card market share by 1.31 percentage points (according to information available as of November 2011).

Venezuela

With technology and innovation as the pillars of its comprehensive business plan, BBVA Provincial launched the credit card cash payment service through the multiexpress ATMs, which combines with the functionality offered by this channel for migrating transactions towards higher-quality and faster external channels. Work has also been completed on the adaptations needed to guarantee the operation of the chip technology for both card and point of sale, ATM and cash registers.

The new services include the www.mispagosprovincial.com payment portal, which enables both customers and non-customers to make a wide variety of bill payments. The Group is a pioneer in the provision of this service in the Venezuelan banking sector.

As for mobile banking, a new mobile portal through cell phones has been launched. It enables users to check the balances of accounts, credit cards and trusts, transfers between own and third-party accounts, and make credit card and service payments.

Panama

BBVA Panamá has started the design of a flexible product that adapts to the customer’s needs with the “Hipoteca Diciembre es Tuyo” campaign, which offers a flexible method of payment charged to the customer’s account and applies, among others, to preferential mortgages and first homes.

A deposit product with increasing rates based on the term has been launched in order to win new customers.

Paraguay

In the retail business, several promotions through credit cards have been conducted, including the launch of a credit product for purchasing new or used vehicles.

In the wholesale business, BBVA reasserted its support for one of the country’s main economic activity sectors by renewing its strategic alliance with the agricultural machinery industry, offering advantageous financing conditions for the purchase of machinery.

Uruguay

In 2011, the existing products have been boosted, the commercial offering has been unified and new strategic alliances have been established that enabled business to be increased.

New customer care (customer service within the call center) and mass product marketing (credit cards and consumer loans) channels have also been implemented through pre-approved offer campaigns for bank employees.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Worth mentioning in the HNWI segment is the launch of the “Mastercard Black” card (BBVA Uruguay is the first bank in the country to sell it) and the setting up of a specialized branch for this segment in the World Trade Center Montevideo (the most modern business complex, with the highest residential growth).

United States

This area encompasses the Group’s business in the United States and Puerto Rico. BBVA Compass accounted for approximately 82% of the area’s balance sheet as of December 31, 2011. Given its weight, most of the comments below refer to this business unit. It also covers the assets and liabilities of the BBVA office in New York, which specializes in transactions with large corporations.

The comparison of the year-on-year financial statements for this area is affected by the change in the exchange rate of the US dollar against the euro. While the fixing rate appreciated, resulting in a positive impact on the balance sheet, the average exchange rate depreciated by 4.7%, which represents a negative exchange-rate effect on earnings. For the most important figures, the percentage change at constant exchange rates is indicated.

The area’s attributed income is affected by a one-off negative impact that took place during the fourth quarter of 2011, due to the adjustment to the value of goodwill in the United States, amounting to €1,011 million net of taxes. Excluding this effect, the attributable profit as of December 31, 2011 amounted to €289 million, up 20.8% (23.2% ce) on the €239 million posted in 2010.

	Millions of Euros
The United States	2011	2010	% Change 2011-2010
NET INTEREST INCOME	1,590	1,794	(11.4)

Net fees and commissions	632	651	(2.9)
Net gains (losses) on financial assets and liabilities and net exchange differences	140	156	(10.6)
Other operating income and expenses	(85)	(50)	70.1

GROSS INCOME	2,277	2,551	(10.7)
Operating expenses	(1,491)	(1,517)	(1.7)
Administration costs	(1,321)	(1,318)	0.3
Personnel expenses	(819)	(753)	8.8
General and administrative expenses	(502)	(565)	(11.1)
Depreciation and amortization	(170)	(199)	(14.8)

OPERATING INCOME	786	1,034	(24.0)
Impairment losses on financial assets (net)	(346)	(703)	(50.9)
Provisions (net) and other gains (losses)	(1,501)	(22)	n.a.

INCOME BEFORE TAX	(1,061)	309	n.a.
Income tax	339	(69)	n.a.

NET INCOME	(722)	239	n.a.
Net income attributed to non-controlling interests	—	—	n.a.

NET INCOME ATTRIBUTED TO PARENT COMPANY	(722)	239	n.a.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The changes in the principal headings of the income statement of this business area are:

“Net interest income” in 2011 stood at €1,590 million, down 11.4% (-7.4% ce) on the €1,794 million in 2010, due to the strategies implemented by the unit to reduce the loan portfolio risk. The developer and construction portfolios, which have high interest rates but are also high-risk, have contracted significantly, while mortgage loans and individual loans and lending to the industrial and commercial sector, which are lower-risk and therefore have a narrower spread, grew, but without neglecting customer spread management, which grew in new placements.

The balance of “Net fees and commissions” in 2011 is €632 million, a fall of 2.9% on the €651 million posted in 2010, due to currency depreciation. Excluding this impact, fees and commissions grew by 1.1% despite the coming into effect of restrictive regulations on fees and commissions.

The balance of the “Net gains (losses) on financial assets and liabilities” and “Exchange differences (net)” headings for 2011 is €140 million, down 10.6% compared with €156 million in 2010, as a result of the turmoil in the markets.

The balance of “Other operating income and expenses” for 2011 is €-85 million, compared with €-50 million in 2010, due to greater provisions made to the Federal Deposit Insurance Corporation (FDIC).

As a result of the above, “Gross income” for 2011 is €2,277 million, a decrease of 10.7% (-7% ce) on the €2,551 million in 2010.

The balance of “Operating expenses” for 2011 is €1,491 million, down 1.7% (+2.8% ce) on the €1,517 million recorded in 2010, maintaining a controlled level despite the investments made in both people and technology.

Thus, the “Operating income” for 2011 is €786 million, with a decrease of 24% compared with the €1,034 million posted in 2010 (21.1% decrease at constant exchange rate).

The balance of the “Impairment losses on financial assets (net)” heading in 2011 stood at €346 million, 50.9% down on the €703 million posted in 2010. The gradual improvement in the loan-book mix, with an additional increase in the weight of target portfolios (residential and commercial real estate) has had a clear impact on asset quality in the area, with NPA and coverage ratios improving their levels and the risk premium also falling significantly. The NPA ratio fell by 80 bp, closing in December 2011 at 3.6%. The coverage ratio rose to 73% (61% as of December 2010). The risk premium accumulated in 2011 fell by 76 basis points to 0.93%, compared with the figure for 2010.

The balance of “Provisions expense (net)” and “Other gains (losses)” in 2011 stood at €1,501 million, compared with €22 million in 2010. The value of goodwill in the United States has been adjusted in the fourth quarter of 2011 by €1,444 million (€1,011 million net of taxes). Despite the positive performance of the franchise in 2011, the slower-than-expected economic recovery and low interest rates in the forecast horizon, combined with growing regulatory pressure, all imply a slowdown in expected earnings growth in this area. This goodwill adjustment is of an accounting nature only and does not have any negative consequence on the liquidity or capital adequacy of either the area or the Group.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

As a result of the above, “Income before taxes” for 2011 is a €1,061 million loss, compared with €309 million in profits in 2010.

The balance of “Income tax” in 2011 is €339 million in income, compared with expenses of €69 million in 2010.

“Net income attributed to parent company” in 2011 is €722 million in losses, compared with €239 million in profits posted in 2010. Not including the loss from impairment of goodwill in the United States, attributed income totaled €289 million, up 23.2% on the figure for 2010.

	Millions of Euros
The United States	2011	2010	% Change 2010-2009
Total Assets	55,413	57,575	(3.8)

Loans and advances to customers	40,069	39,570	1.3
Of which:
Residential mortgages	8,487	6,762	25.5
Consumer finance	5,503	5,647	(2.6)
Loans	4,961	5,168	(4.0)
Credit cards	541	479	12.9
Loans to enterprises	20,681	19,585	5.6
Total customer funds	36,664	41,354	(11.3)
Current and savings accounts	27,716	25,217	9.9
Time deposits	7,963	9,033	(11.8)
Other customer funds	986	7,104	(86.1)
Off-balance-sheet funds	6,199	5,307	16.8
Other off-balance-sheet funds	6,199	5,307	16.8

Economic capital allocated	3,170	2,972	6.7

Efficiency ratio (%)	65.5	59.5
NPA Ratio (%)	3.6	4.4
NPA Coverage Ratio (%)	73	61
Risk premium (%)	0.93	1.69

The changes in the principal headings of activity in this area of the business are as follows:

As of December 31, 2011, the balance of loans and advances to customers (gross) stood at €40,069 million, up 1.3% on the €39,570 million as of December 31, 2010. If the change at constant exchange rates is considered, this results in a 1.9% decrease due to the aforementioned strategy focused on reducing higher-risk portfolios. However, it is worth highlighting the selective growth of lending in BBVA Compass, with a change in the portfolio mix towards items of less cyclical risk resulting from a clear focus on customer loyalty, credit quality, promotion of cross-selling and customer profitability. Thus the residential real estate portfolio increased by 24% over the year, and already accounts for 24.4% of the total loan portfolio. Loans to the commercial and industrial sector, which account for 34.8% of the portfolio, grew by 22.9%, while the construction real estate portfolio fell by 32.3%, reducing its weight to 8.1%. This shift towards the commercial and industrial sector and residential real estate market is also helping to diversify the bank’s loan portfolio more uniformly.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

As of December 31, 2011, on-balance customer funds amounted to €36,664 million, a fall of 11.3% (-14.1% ce) on the €41,354 million as of December 31, 2010, with an improvement in the structure of the balance sheet, a favorable loan/deposit ratio and improved finance through deposit repositioning. Specifically, high-interest deposits, the most expensive source of financing, fell in BBVA Compass, while non-interest accounts increased.

BBVA Compass progress and commercial strategy

BBVA Compass has achieved a number of milestones in 2011, and made significant progress in other initiatives, including the following:

Continued consolidation of the BBVA franchise in the country.

Progress continues to be made on improving the IT platform, which is being developed according to plan. Worth mentioning is the implementation of the new branch platform, which includes, among others, the new automatic cash system, CRM, for check digitizing, as well as campaign management tools. Another advance is the development of the new banking platform, which includes benefits such as a customer-oriented architecture and real-time processing, contributing to improve the bank’s efficiency. Moreover, the implementation of the loan origination platform for the business segment, which continues according to plan, will improve the risk-acceptance processes. BBVA has also worked to improve the bank’s online bank system. In fact, BBVA has obtained recognition from US Banker and Bank Technology News for its technological achievements so far and for its farsighted approach in this area.

An important effort has been made to create brand awareness in the U.S. As a result, BBVA has been named retail bank of the year in 2011. The bank also reaped great rewards from its relationship with the National Basketball Association (NBA), which includes collaboration with four NBA teams, as well as with two WNBA teams, all of them in key markets for the bank. It is also worth noting that BBVA uses its relationship with the NBA to provide services for the community. An example is that over 700 employees and participants worked as volunteers last year on the Team Works school reconstruction project.

The bank’s customer-centric business model strategy has made progress in building up the loyalty of the customer base and launching innovative products and services. Customer retention and cross-selling are improving as a result of the positive performance of the residential mortgage portfolio, which grows above the sector’s levels, while contributing to improve customer satisfaction and productivity.

BBVA Compass’ SME banking unit has expanded in 2011 into new industrial segments, such as the institutional segment and the healthcare sector. This contributes to diversify the bank’s sources of income.

From the point of view of distribution, greater emphasis has been placed on developing alternative banking channels. As a result, BBVA has seen a significant increase in the number of mobile banking users.

The bank’s infrastructure, processes and risk procedures have also been improved.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Finally, BBVA’s presence in the United States has been expanded through the selective search for new talent and the retention of current employees, all with the aim of making BBVA Compass the best place to work. In response to employee requests, the Best Place to Work Journey program has been launched, with a focus on four main areas: Leadership and Management Alignment, Cooperation and Collaboration, Career Growth & Development and the Work-Life Balance.

Listed below are other products and services launched by the units in the area in 2011:

•

Commercial Banking has created the Dealer Financial Services, merging different departments in order to meet the global financial needs of car dealers. This initiative aligns the local efforts made in the U.S. with the global efforts of the BBVA Group, strengthening the capabilities of BBVA Compass and expanding the offering of products and services for this segment.

•

New Healthcare Receivables Solution: New collection management solution for the healthcare sector. The healthcare industry is a large sector in constant change, characterized by fast growth, complex collection management, high provisions, exhaustive information requirements and strict regulations on privacy. This sector provides a large market for BBVA Compass, for which this service has been launched, enabling the bank to meet its needs in terms of collection and payment management. It is also a service offered on the website that converts EOB (Explanation of Benefits) documents into electronic files, manages payments and collections, organizes the information in an online file compatible with the industry’s regulatory framework (HIPPA) and electronically notifies the customer of the collections and payments made.

•

Retail Banking: As in the rest of the units, progress has continued to be made in customer focus, paying special attention to the segments of individual customers, small businesses and SMEs. The unit has played an important role in the commitment to make the most innovative interactive technology available to customers. In 2011, BBVA Compass won more than 630,000 new online customers, with a penetration ratio of 43% (36% at the end of December 2010). This type of customers has shown strong loyalty, as evidenced by the high retention ratio, 87% among active users (95% among those users who are also active users of online bill payment). The development of alternative non-branch channels, such as mobile or online banking, together with customer experience improvement, are two of this unit’s strategic priorities.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Corporate activities

This area includes all those activities not included in the business areas. Basically, this segment records the costs from headquarters with a strictly corporate function and makes allocations to corporate and miscellaneous provisions, such as early retirement. It also includes the assets and liabilities derived from the management of structural liquidity, interest-rate and exchange-rate risks by the Asset/Liability Management unit, as well as their impact on earnings that are not recognized in the business areas via transfer pricing. Finally, it includes certain portfolios and assets, with their corresponding earnings, whose management is not linked to customer relations, such as Holdings in Industrial and Financial Companies and Real Estate Management.

	Millions of Euros
Corporate Activities	2011	2010	% Change 2011-2010
NET INTEREST INCOME	(621)	121	n.a

Net fees and commissions	(202)	(211)	(4.4)
Net gains (losses) on financial assets and liabilities and net exchange differences	437	696	(37.2)
Other operating income and expenses	359	326	10.0

GROSS INCOME	(27)	932	n.a
Operating expenses	(960)	(774)	24.1
Administration costs	(692)	(544)	27.1
Personnel expenses	(543)	(460)	18.2
General and administrative expenses	(148)	(84)	75.8
Depreciation and amortization	(269)	(229)	17.1

OPERATING INCOME	(987)	158	n.a
Impairment losses on financial assets (net)	(392)	(961)	(59.2)
Provisions (net) and other gains (losses)	(1,050)	(870)	20.7

INCOME BEFORE TAX	(2,430)	(1,673)	45.2
Income tax	1,015	600	69.0

NET INCOME	(1,415)	(1,073)	31.9
Net income attributed to non-controlling interests	2	—	n.a.

NET INCOME ATTRIBUTED TO PARENT COMPANY	(1,413)	(1,072)	31.8

The changes in the principal headings of the income statement of this business area are:

“Net interest income” for 2011 is a negative €621 million, compared with a positive figure of €121 million in 2010, due basically to the rising cost of wholesale finance.

The balance of “Net gains (losses) on financial assets and liabilities” and “Exchange differences (net)” in 2011 is €437 million, a 37.2% reduction on the €696 million posted in 2010, due to the absence of earnings from portfolio sales and the loss of value of the assets as a result of the turmoil in the markets.

The balance of “Other operating income and expenses” for 2011 is €359 million, a 10% increase on the €326 million recorded in 2010. Its main component continues to be the dividends from BBVA’s investment in Telefónica.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

As a result of the above, “Gross income” for 2011 is a €27 million loss, compared with a €932 million profit in 2010.

The balance of “Operating expenses” in 2011 is €960 million, an increase of 24.1% on the €774 million posted in 2010, as a result of the investments being undertaken at corporate level, mainly on technology, brand and infrastructure.

As a result of the above, “Operating income” for 2011 is a €987 million loss, compared with a €158 million profit in 2010.

“Impairment losses on financial assets (net)” for 2011 stood at €392 million, compared with a figure of €961 million in 2010, when generic provisions are made to improve the Group’s coverage.

The balance of “Provisions (net)” and “Other gains (losses)” in 2011, which basically includes the provisions for early retirement and write-offs for acquired and foreclosed assets, stood at €1,050 million, an increase of 20.7% on the €870 million euros recorded in 2010. This is mainly due to loan-loss provisions for real estate and assets.

As a result of the above, “Income before taxes” for 2011 is €2,430 million in losses, compared with losses of €1,673 million in 2010.

The balance of “Income tax” in 2011 is €1,015 million in income, compared with €600 million in income in 2010, due to the increased income with a low or zero tax rate.

As a result of the above, “Net income” for 2011 is a €1,415 million loss, compared with losses of €1,073 million in 2010.

Finally, “Net income attributed to parent company” in 2011 amounted to a loss of €1,413 million, compared with losses of €1,072  million in 2010.

6. Risk management

The BBVA Group’s system of risk exposure and risk exposure is described in Note 7 “Risk management” of the accompanying consolidated financial statements.

Risk exposure with the developer and real-estate sector in Spain

Credit exposure in the developer sector in Spain as of December 31, 2011 amounted to €14,158 million, a significant decrease of €2,450 million (-15%) on the €16,608 million as of December 31, 2010. Its composition improved, with a greater proportion of completed buildings (mainly homes) and a fall in the number of buildings under construction and unsecured transactions.

As of December 31, 2011 and 2010, the value of the guarantees covering developer risk, based on up-to-date appraisals, is €19,288 million and €25,327 million respectively, an average LTV of 73% and 65%, which easily covers the portfolio value. In addition, there are provisions in Businesses in Spain covering 29% of NPL and substandard assets and 64% of the amount to be provisioned (the value in excess of the guarantees after applying the regulatory criteria that came into force with Bank of Spain Circular 3/2010).

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

BBVA also maintains a total of €7,013 million in real estate assets in Spain at gross book value, arising from finance to development companies and real estate agencies. These buildings have an average coverage ratio of 33%.

Appendix XI of the Financial Statements includes detailed quantitative and qualitative information on finance to the real-estate sector (developers and construction) and house purchase in Spain.

7. BBVA Group solvency and capital ratios

	Millions of Euros
The Group capital base	2011	2010	% Change 2010-2009
Stockholders’ funds	40,952	36,689	11.6
Adjustments	(10,221)	(8,592)	19.0
Mandatory convertible bonds	3,430	2,000	71.5

CORE CAPITAL	34,161	30,097	13.5

Preferred securities	1,759	5,164	(65.9)
Adjustments	(1,759)	(2,239)	(21.4)

CAPITAL (TIER I)	34,161	33,023	3.4

Subordinated debt and other	11,258	12,140	(7.3)
Deductions	(2,649)	(2,239)	18.4

OTHER ELIGIBLE CAPITAL (TIER II)	8,609	9,901	(13.1)

CAPITAL BASE (TIER I + TIER II) (a)	42,770	42,924	(0.4)

Minimum capital requirement (BIS II Regulations)	26,462	25,066	5.6

CAPITAL SURPLUS	16,308	17,858	(8.7)

RISK WEIGHTED ASSETS (b)	330,771	313,327	5.6

BIS RATIO (a)/(b)	12.9%	13.7%
CORE CAPITAL	10.3%	9.6%
TIER I	10.3%	10.5%
TIER II	2.6%	3.2%

The BBVA Group’s capital base, calculated in accordance with the rules defined in the Basel II capital accord, stood at €42,770 million as of December 31, 2011, with a very slight reduction of 0.4% compared with the figure as of December 31, 2010.

Risk-weighted assets (RWA) increased by 5.6% over the period to €330,771 million as of December 31, 2011 (€313,327 million as of December 31, 2010), due mainly to the entry of RWA from Garanti and to the growth of lending in Mexico and South America. The tighter requirements set out by Basel 2.5 (increased RWA for market risk when including stressed VAR) came into effect in the fourth quarter of 2011. This has been offset by a lower operational risk requirement due to the elimination of the capital floor in the advanced models (this floor was established in December 2009 when the internal operational risk models for Spain and Mexico came into effect).

The minimal capital requirements (8% of RWA) amounted to €26,462 million as of December 31, 2011. Thus the excess capital resources over and above the 8% of the risk-weighted assets required by the regulations stood at €16,308 million. Therefore, the Group has 61.6% of capital above the minimum required levels.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The quality of the capital base has improved substantially. Thus, core capital amounted to €34,161 million as of December 31, 2011, €4,064 million more than the figure posted as of December 31, 2010. This increase is mainly due to the exchange of preferred securities for mandatory convertible bonds, which are 100% eligible as core capital, for the amount of €3,430 million, completed at the end of the year. The additional increase is basically due to the organic generation of capital explained by the recurrence of income and by the current “Dividend Option” dividend policy (see Note 4 of the Financial Statements).

Core capital amounted to 10.3% of risk-weighted assets, compared with 9.6% as of December 31, 2010, an increase of 0.7 percentage points.

Early conversion of all the mandatory convertible subordinate bonds issued in September 2009 for the amount of €2,000 million and distributed among the Bank’s customers has been completed in the first half of 2011. The final result is the issue of 273,190,927 new shares, which began to be traded on July 19, 2011. It is important to note that this conversion did not affect the calculation of the Group’s capital base, as these convertible bonds had already been considered as core capital from the date on which they had effectively been subscribed and paid-up.

Tier I capital stood at €34,161 million as of December 31, 2011. This amounts to 10.3% of risk-weighted assets, 0.2 percentage points down on the figure for December 31, 2010, due to the higher increase in RWA. Preferred securities account for 5.1% of Tier I capital.

Other eligible capital (Tier II) mainly consists of subordinated debt, latent capital gains and excess generic provisions up to the limit set forth in regulations. As of December 31, 2011, Tier II capital stood at €8,609 million, i.e., 2.6% of risk-weighted assets, down 0.6 percentage points due to amortization of a subordinated debt issue.

By aggregating Tier I and Tier II capital, as of December 31, 2011, the BIS total capital ratio is 12.9%, 0.8 percentage points down on the figure of 13.7% as of December 31, 2010.

•	Stress test and new recommendations on minimum capital levels

In the first half of 2011, 91 of the main European financial institutions underwent stress tests coordinated by the European Banking Authority (EBA) in cooperation with the European Central Bank (ECB), the European Commission and the European Systemic Risk Board (ESRB).

The results of these stress tests, released on July 15, 2011, showed that the BBVA Group is one of the European institutions that best maintained its solvency levels, even in the most adverse scenario anticipated at the time, which incorporated the impact of a possible sovereign risk crisis and a substantial reduction in the valuation of the real estate assets.

On October 26, 2011, the EBA, in cooperation with the competent national authorities, announced the conducting of a study on the capital levels of 71 financial institutions throughout Europe based on data available as of September 30, 2011.

As a result of this study and in order to restore market confidence in the European financial system, the EBA issued the recommendation of reaching, as of June 30, 2012, a new minimum capital level in the ratio known as Core Tier 1 (“CT1”), on an exceptional and temporary basis, in order to address, among

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

other issues, the current situation of the sovereign risk crisis in Europe. This new recommended level is temporary in nature; as such, the EBA has announced its intention to lift it once confidence in the European financial markets is restored.

Based on the information released on December 8, 2011, the BBVA Group would need to increase its capital base by €6,329 million in order to reach this minimum level set for the CT1 ratio as of June 30, 2012. Of this amount, €2,313 million correspond to the temporary increase in the capital base for exposure to the aforementioned sovereign risk.

On January 20, 2012, the BBVA Group submitted to the Bank of Spain a specific action plan following the recommendations of the EBA that will enable it to reach the minimum level set for the CT1 ratio at the end of June 2012. This plan is being examined by the Bank of Spain jointly with the EBA.

The measures already taken under this plan include the issue of convertible subordinated debentures completed on December 30, 2011 (see Note 23.4 of the consolidated Financial Statements). This action, together with organic generation of capital and other additional measures envisaged in the plan, will enable the BBVA Group to comply with the recommendations issued by the EBA without having to apply for government aid. As of December  31, 2011, 84% of the recommended capital base increase had been reached.

8. Liquidity and finance prospects

Liquidity and finance management of the BBVA Group’s balance sheet helps to fund the recurrent growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance. A core principle in the BBVA Group’s liquidity and finance management is the financial independence of its banking subsidiaries. This aims to ensure that the cost of liquidity is correctly reflected in price formation and that there is sustainable growth in the lending business.

2011 is characterized by high levels of volatility in the medium and long-term financial markets due to the increase in sovereign risk caused by the solvency crisis in Greece, the economic instability in Ireland and Portugal, and the uncertainty surrounding the economic outlook in Italy and Spain.

Against this background, the European Central Bank, at the meeting held on December 8, 2011, decided to take exceptional measures in order to increase the liquidity of the European financial system, including two 36-month liquidity auctions, the reduction of the reserve requirement ratio from 2% to 1%, and a broader range of eligible collateral that may be discounted.

The BBVA Group’s anticipation policy for managing its liquidity, its retail business model and the smaller size of its assets confers a comparative advantage in relation to comparable European banks. The BBVA Group operates with absolute normality in the capital markets, with significant issues in both the senior debt and covered bond markets for a total amount in excess of €12,000 million, which easily cover the wholesale maturities faced by the Bank in 2011.

Moreover, the continued positive proportion of retail deposits in the structure of the balance sheet in all its geographical areas, continues to enable the Group to improve its liquidity position, while improving its financing structure.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The sound liquidity position of the BBVA Group features:

•	Complete access to wholesale markets.

•	Strong retail franchise in Spain.

•	Prudent liquidity management policy, resorting to the European Central Bank for long-term financing for an amount equivalent to its wholesale maturities for 2012.

•	The broad range of immediately available collateral.

All this allows the BBVA Group to face maturities in 2012 with complete peace of mind. The current and potential sources of liquidity held by the BBVA Group easily exceed expected drainage, and enable it to consolidate its sound liquidity position over the coming years.

The following is a breakdown of maturities of wholesale issues by the nature of the issues:

	Millions of Euros
Maturity of wholesale issues	2012	2012	2014	After 2014	Total
Senior debt	6,176	5,272	2,641	4,331	18,421
Mortgage-covered bonds	2,300	6,898	6,807	19,607	35,612
Public covered bonds	1,157	2,391	1,727	1,210	6,485
Regulatory equity instruments	3,432	1,460	1,000	3,314	9,207
Other long term financial instruments	82	135	4	804	1,024

Total	13,147	16,156	12,179	29,267	70,749

(*)	Regulatory equity instruments are classified in this table for terms according to their contractual maturity

In addition, within the framework of the policy implemented in recent years to strengthen its net worth position, the BBVA Group will at all times adopt the decisions it deems advisable to maintain a high degree of capital solvency. In particular, the Annual General Meetings held on March 11, 2011 and March 14, 2008, authorized a comprehensive program of capital increases and convertible bond and debt security issues. They are specified in Note 27 of the accompanying consolidated Financial Statements.

9. Economic outlook

Uncertainty affects the forecasts for 2012. The slow pace of the resolution of the European debt crisis implies a downward correction of forecasts, particularly for developed economies. In addition, the deteriorating global conditions are dragging down the results of emerging economies. In a scenario of gradual resolution of the debt crisis, the global economy could grow by less than 4%, in line with the figure for 2011.

Once more, growth will vary greatly between the regions. Emerging Asia will be the engine of the global economy in 2012. In China GDP will only decline one percentage point, while in the rest of emerging Asia it will remain at around 5%. In contrast, Latin America will continue to slow down slightly and its rate of growth will be below 4%. In Turkey the slowdown could be more marked. Mexico will still grow at above 3% in 2012. The advanced economies will undoubtedly be the hardest hit in the forecasts. The euro zone is expected to grow below its potential, possibly posting a negative figure, as

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

will the Spanish economy. Finally, in the United States GDP will grow by more than 2%, above the figure for 2011, but equally under the economy’s growth potential.

In any event, the risk balance in all the economies is slanted downward. The implications of a new outbreak of the European debt crisis could be severe.

10. Environmental information

•	Environmental commitment

The BBVA Group prioritizes sustainable development. As a financial institution, the Group’s activities have a significant impact on the environment: be it through its consumption of natural resources, e.g. management of its properties, use of paper, travel, etc. (direct impacts), or through the consequences for the environment of the products and services it provides, particularly those related to financing, asset management and management of its chain of suppliers (indirect impacts).

•	Aims of the environmental policy

The objectives of the BBVA Group’s environmental policy are as follows:

–	Comply with prevailing environmental legislation where the BBVA Group operates

–	Continually improve the identification and management of environmental risks in the Group’s financial and investment operations

–	Develop environmentally-friendly financial products and services

–	Eco-efficiency in the use of natural resources, setting and fulfilling objectives for improvement

–	Manage direct impacts through an environmental management system based on standard ISO 14001

–

Have a positive influence on the environmental behavior of stakeholders through communication and raising awareness of the importance of the environment as an additional input in business and human management practice

–	Inform, raise awareness of, and train employees in environmental issues

–	Provide support for sponsorship, voluntary work and environmental research

–	Provide support for the main initiatives aimed at fighting and preventing climate change

The main international environmental commitments that the BBVA Group assumes are:

–	United Nations Global Compact (since 2002): www.globalcompact.org

–	UNEP- FI (since 1998): www.unepfi.org

–	Equator Principles (since 2004): www.equator-principles.com

–	Carbon Disclosure Project (since 2004): www.cdproject.net

–	Principles for Responsible Investment (since 2008): www.unpri.org

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

•	Environmental policy scope, governance and review

This environmental policy has worldwide scope and affects all the activities undertaken by the Group, i.e., the banks and subsidiaries in which BBVA has effective control. Until May 2011, the Corporate Responsibility and Reputation (CRR) Committee is responsible for coordinating the environmental policy and ensuring compliance with it through an environmental management system. Since that date, the corporate responsibility governance system makes great progress: the Group’s Management Committee begins to perform the function of the CRR Committee, submitting these matters to the Bank’s highest executive body. This same model will be replicated locally in all the major countries.

Within this new CRR governance framework, 2012 will see the setting up of the Eco-efficiency and Responsible Procurement Committee, which will become the main body in this area within the Group, responsible for supervising and updating the environmental policy, among other functions.

•	Main environmental actions in 2011

The main environmental actions that the BBVA Group carried out in 2011 are as follows:

–

Work within the framework of the 2008-2012 Global Eco-Efficiency Plan, aimed at minimizing the direct environmental impacts of the BBVA Group, and which has been allocated a budget of €19 million. The Plan will involve an annual saving of €1.5 million, as a result of efficient use of natural resources. The Plan’s goals per employee are as follows:

•	A 20% reduction in CO2 emissions

•	A 10% reduction in paper consumption

•	A 7% reduction in water consumption

•	A 2% reduction in energy consumption

•	A 20% increase in the number of employees working in ISO 14001 certified buildings (26,000 employees)

•	LEED Gold certification for the Group’s new headquarters in Madrid, Mexico and Paraguay (15,500 employees)

–	Improved environmental risk management systems in project finance (Equator Principles) and in determining borrower’s credit profiles (Ecorating).

–	Leadership in financing of renewable energy projects internationally.

–

Support for major international initiatives to fight against climate change. In 2011, the BBVA Group subscribed the following international environmental initiatives: Investor CDP, CDP Water Disclosure Project and the 2ºC Challenge Communiqué.

–

Development of ambitious environmental sponsorship programs, particularly through the BBVA Foundation. Worth noting are the BBVA Foundation Frontiers of Knowledge awards in the Ecology, Conservation Biology and Climate Change categories, each provided with €400,000. Moreover, in 2010 the BBVA Foundation, in partnership with CSIC, implemented a scholarship program and a publication relating to the Malaspina 2010 expedition, which seeks to assess the impact of global change on the oceans and study their biodiversity.

–	Launch of an internal communication plan within the framework of the 2008-2012 Global Eco-Efficiency Plan in order to raise environmental awareness among all BBVA Group employees.

–	Social and environmental risk training for the Group’s risk analysts.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

As of December 31, 2011, there are no items in the BBVA Group’s consolidated Financial Statements that warranted inclusion in the separate environmental information document set out in the Ministry of Economy Order dated October 8, 2001.

11. Offshore financial centers

The BBVA Group maintains an express policy on activities in entities permanently registered in offshore financial centers, which includes a plan for reducing the number of offshore financial centers in which the Group is present.

As a result of the measures derived from this plan, 44 permanent establishments have been removed from its start date in 2007 and up to December 31, 2011. In addition, another 2 companies ceased all business activity as a preliminary step to this process. The latter have securities issues among their liabilities, and the time of the repurchase and/or amortization of these assets will depend on the time of the companies’ complete liquidation.

It should be noted that starting in April 2009 the OECD introduced changes in its classification of tax havens. As a result, the Dutch Antilles and Panama were dropped from the OECD list in September 2009 and July 2011, respectively.

•	Dutch Antilles

The Kingdom of the Netherlands, on behalf of the Dutch Antilles, signed a tax information Exchange Agreement with Spain on June 10, 2008 which came into force on January 27, 2010. From that date the Dutch Antilles have no longer been considered a tax haven under Spanish law.

•	Panama

It is important to highlight that, according to information published by the OECD, since July 2011 Panama is no longer considered a tax haven by this organization, and on October 7, 2010 it also signed an Agreement with Spain for avoiding double taxation regarding income tax and capital tax and preventing tax evasion.

As of December 31, 2011, the BBVA Group’s permanent establishments registered in offshore financial centers considered tax havens by the OECD are as follows:

1.	Branches of the BBVA Group’s banks in the Cayman Islands.

2.	Issuers of securities in the Cayman Islands: BBVA International, Ltd., BBVA Global Finance, Ltd. and Continental DPR Finance Company.

11.1 Branches of the BBVA Group’s banks in the Cayman Islands

As of December 31, 2011 the BBVA Group had two banking subsidiaries registered in the Cayman Islands engaging in Corporate Banking activities. The activities and business of these branches (which do not include the provision of private banking services) are pursued under the strictest compliance with applicable laws, both in the jurisdictions in which they are domiciled and in those where their operations are effectively managed (United States).

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The main figures of the balance sheets of these branches as of December 31, 2011 and 2010 are as follows:

	Millions of Euros
BBVA Group Branches at Off-Shore Entities	BBVA (Spain) Branch		BBVA Compass Bank (USA) Branch
	2011	2010	2011	2010
Total assets	3,804	4,423	3,373	2,800
Total liabilities	3,559	3,918	3,384	2,814

Total equity	245	505	(12)	(14)

11.2 Issuers of securities

In 2011, BBVA Capital Funding, LTD and BCL International Finance, LTD are wound up. As of December 31, 2011 only three issuers registered in Grand Cayman remain, and the processes for the repurchase and/or amortization of the securities issued will depend on the time of their liquidation.

The accompanying table presents a comparative list of the issues outstanding as of December 31, 2011 and 2010:

		Millions of Euros
Issuing Entity	Country	Preferred Securities (1)		Subordinated Debts (1)		Other Debt Securities
		2011	2010	2011	2010	2011	2010
BBVA International LTD	Cayman Islands	9	500	—	—	—	—
BBVA Global Finance LTD	Cayman Islands	—	—	528	576	29	63
Continental DPR Finance Company	Cayman Islands	—	—	—	—	309	337

TOTAL		9	500	528	576	338	400

(1)	Securities issued before enactment of Act 19/2003 of 4 July 2003
(2)	Securitization bond issues on flows generated from export credits

The significant reduction in the issues of preferred shares by BBVA International LTD corresponds to the exchange for convertible bonds mentioned in Note 23.4 of the consolidated Financial Statements.

11.3 Supervision and control of the permanent establishments of the BBVA Group in offshore financial centers

The BBVA Group applies risk management criteria and policies to all its permanent establishments in offshore financial centers that are identical to those for the rest of the companies making up the Group.

During the reviews carried out annually on each and every one of its permanent establishments in offshore financial centers, BBVA’s Internal Audit department checks the following: that their activities match the definition of their corporate purpose, that they comply with corporate policies and procedures in matters relating to knowledge of the customers and prevention of money laundering, that the information submitted to the parent company is true, and that they comply with tax obligations. In addition, every year a special review is performed of Spanish legislation applicable to the transfer of funds between the Group’s banks in Spain and its companies established in offshore centers.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Furthermore, in 2011 BBVA’s Compliance Department supervised the action plans deriving from the Audit Reports on each one of the establishments. On an annual basis, conclusions deriving from these are submitted for consideration to the Audit and Compliance Committee, which in turn submits the corresponding report to the BBVA Board of Directors.

As far as external audits are concerned, one of the functions of the Audit and Compliance Committee is to select an external auditor for the Consolidated Group and for all the companies in it. The selection criterion is to designate the same auditing firm for all the BBVA Group’s permanent establishments in offshore financial centers, unless the Committee determines this is not possible or advisable. For 2011, all of the BBVA Group’s permanent establishments registered in offshore financial centers have the same external auditor (Deloitte).

12. Customer Care Service and Customer Ombudsman

One of the BBVA Group’s most relevant tools for improving customer satisfaction are the Customer Ombudsman Offices being set up by countries. In 2011, the dissemination and presence of UNE (specialized unit) has been boosted in Mexico, both within the bank (BBVA Bancomer) and with the regulator, in order to increase notably the number of customers served through this channel. This significantly contributes to improve the customer-bank relationship and to create long-term relationships. New customer care models have also been implemented together with the national banking authority, with BBVA Bancomer now playing a pioneering role in this area, thus maintaining its leadership position in customer care in Mexico.

On September 27, 2011, the Board of Directors of BBVA approved the BBVA Group’s new Regulations for Customer Protection in Spain. These regulations govern the activities and powers of the Customer Care Service and the Customer Ombudsman, including the preparation of a summary of the activities carried out in 2011.

The Customer Care Service processes all the grievances and complaints addressed to the Customer Ombudsman and to the Customer Care Service itself, except for those which under the new Regulations are the responsibility of the Customer Ombudsman.

12.1. Report on the activity of the Customer Care Service department in Spain

•	Statistical summary of the grievances and complaints handled in 2011

The number of customer complaints received by the BBVA Group’s Customer Care Service in Spain in 2011 is 9,628 (9,591 in 2010), of which 800 have finally not been processed because they did not meet the requirements of Ministerial Order ECO/734. 94.8% of the complaints, 8,578 (8,577 in 2010), have been resolved within the year and 250 complaints (467 as of December 31, 2010) had not yet been analyzed as of December 31, 2011.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

According to the type of complaints managed in 2011 and 2010, their distribution is as follows:

	Percentage of Complaints
Type of Complaint to the Customer Care Service	2011	2010
Insurance	20.9%	21.1%
Assets products	17.0%	13.4%
Operations	15.8%	9.8%
Commissions and expenses	12.4%	30.7%
Investments – Derivatives	12.3%	6.0%
Customer information	7.3%	3.4%
Financial and welfare products	5.4%	9.0%
Collection and payment services	4.8%	4.2%
Rest	4.1%	2.4%

Total	100.0%	100.0%

The complaints handled in 2011 and 2010, broken down by the nature of their final resolution, are as follows:

	Number of Complaints
Final Resolution for Complaints to the Customer Service Center	2011	2010
In favor of the person submitting the complaint	2,609	2,113
Partially in favor of the person submitting the complaint	1,747	1,353
In favor of the BBVA Group	4,222	5,111

Total	8,578	8,577

The principles and methods used by the CCS to resolve complaints are based on the application of the rules on transparency and customer protection and best banking practices. This department adopts its decisions independently, notifying the various units involved of any actions which require review or adaptation to the related regulations.

•	Recommendations or suggestions

In 2011, the Customer Care Service aided in the resolution of a significant number of claims, working closely with customers in branch offices. This encouraged amicable settlements to disputes which, undoubtedly, boost customer satisfaction and perception of quality. Moreover, it has implemented an action plan aimed at reducing customer complaint response times, which have been cut significantly.

In addition, by working closely with customers in the implementation of certain initiatives and procedures, the Customer Care Service has ensured that the criteria issued by the regulators are present in its decisions, improving perception and customer service.

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12.2 Report on the activity of the BBVA Group Customer Ombudsman in Spain

The following is a summary of the 2011 annual report outlining the activities of the BBVA Group’s Customer Ombudsman in Spain, in accordance with the provisions of article 17 of Ministry of Economy Order ECO/734/2004, dated March 11, on customer service departments and services, and Customer Ombudsmen for financial institutions:

•	Statistical summary of the grievances and complaints handled in 2011

The number of customer complaints received by BBVA’s Customer Ombudsman in 2011 is 2.017. Of these, 132 have finally not been processed as they did not fulfill the requirements of Ministerial Order ECO/734. 97.07% of the complaints, 1,958, are resolved within the year and 59 complaints (42 as of December 31, 2010) have not yet been analyzed as of December 31, 2011.

The grievances and complaints handled are classified in the table below in line with the criteria established by the Complaints Service of the Bank of Spain in its half-yearly requests for information:

	Number of Complaints
Type of Complaint	2011	2010
Insurance and welfare products	439	737
Assets operations	498	651
Investment services	309	451
Liabilities operations	243	284
Other banking products (cash, ATM, etc.)	138	125
Collection and payment services	124	110
Other	266	269

Total	2,017	2,627

The details of the complaints resolved in 2011 and 2010, broken down according to their final resolution, are as follows:

	Number of Complaints
Final Resolution	2011	2010
In favor of the person submitting the complaint	44	81
Partially in favor of the person submitting the complaint	1,089	1,339
In favor of the BBVA Group	693	1,092

Total	1,826	2,512

Based on the above, it can be concluded that more than 56% of customers bringing a complaint before the Customer Ombudsman in 2011 (54% in 2010) are in some way satisfied, either as a consequence of the final resolution of the Ombudsman or because of its role as a mediator between the customer and the entities composing the BBVA Group.

The Customer Ombudsman’s decisions are based on current legislation, the contractual relationships in place between the parties, current standards on transparency and customer protection, on best banking practices and, especially, on the principle of equity.

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Independence is an essential aspect of the Customer Ombudsman. The decisions handed down by the Ombudsman in favor of the customer are binding on the affected Group entity.

•	Recommendations or suggestions

Among the various initiatives implemented by the Group at the behest of the Customer Ombudsman in 2011, we would highlight the following:

–

On behalf of the Ombudsman, the corresponding departments have been notified of suggested ways to improve the Group’s complaints processes in order to improve and increase satisfaction with the Customer Care Service.

–	Contractual compliance with the requirements imposed by MiFID Directive regulations has been subject to special monitoring.

–	Operational recommendations to improve the customer service and defense system, as regards implementation of the electronic signature.

–	Recommendations have been made on adapting the product profile to the customer profile, on advertising and advertising messages, and on streamlining the process of wills.

–

Group representatives are in constant contact and meet regularly with the Complaints Service of the Bank of Spain, the CNMV and the Spanish General Directorate of Insurance and Pension Funds, all with a common goal of harmonizing criteria and fostering more robust customer protection and security.

Customers not satisfied with the resolution of the Customer Ombudsman can appeal before the Bank of Spain, the CNMV or the Spanish General Directorate of Insurance and Pension Funds. The Ombudsman always informs the customers of this option.

In 2011, the percentage of complaints examined or resolved by the Customer Ombudsman and subsequently presented by the client before the supervisory bodies is 7.5%, considerably lower than in the previous year, which is 10.5%.

13. Research and development

In 2011, the Innovation and Technology (I&T) area, using technology as a cross-cutting element for Transformation, carried out its activity around three areas:

•	Optimizing the current value chain

•	Defining a new customer experience

•	Developing a new innovation management model

In addition, the I&T Area performs a number of cross-cutting functions in order to guarantee proper operation of all of the Group’s resources. This includes all internal control and information security measures, aimed at mitigating operational risk and reinforcing global fraud management.

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•	Value chain transformation

As a continuation of the Transformation Project started in 2010, a number of initiatives have been boosted in 2011 aimed at optimizing BBVA’s value chain in terms of both quality and productivity. The Central service and factory transformation plan and the network process transformation plan have been launched:

–	Central service and factory transformation plan

The fundamental pillar consists of the Cross-cutting plans where, focusing on enhancing productivity, improvement plans have been implemented in each Corporate Functional Area. The goal is to make the most of the Group’s economy of scale, transforming the organization and the processes of the support functions in order to achieve a simpler organization in which at least 75% of the staff perform functions involving a direct relationship with customers.

–	Network process transformation plan

The Network process plan has been defined and developed in 2011, based on 5 core elements:

•	Automation, digitizing and monitoring

•	High self-service capabilities

•	Solving problems on the spot (agility)

•	Collaborative and multi-channel management

•	Simple and smart commercial processes

This plan seeks to enrich the customer’s experience by providing the commercial processes with a greater and better customer view, while reducing the workload of the operating and administration processes.

Over 200 projects have been implemented in 2011 in all the geographies, which involve significant progress towards an aspirational model in which the time devoted to customer added-value tasks will be increased by 30%.

•	Technology and operations

In 2011, the BBVA Group’s technology and operations have evolved by combining the implementation of technologically advanced projects with the development of the 2011-2015 Transformation Plan, whose ultimate goal is to reach a new frontier of internal excellence, boosting the role played by Technology and Innovation as the driving force behind the Group’s transformation.

One of the most significant achievements in 2011 is the inauguration of the data processing center (DPC) in Tres Cantos that has enabled BBVA to become the first company in Europe to receive the Tier IV double certification, in design and construction, awarded by the Uptime Institute. The implementation of the new DPC consolidates the BBVA Group’s position as a global benchmark in terms of technology, security and energy efficiency.

Migration to the Google Apps communication and collaboration tools also began in 2011, a process that will be completed in 2012 and extended to the rest of the geographies. This solution,

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

together with the new global intranet and the progress made in workstation virtualization in branches and central services, is contributing to the implementation of a new way of working at BBVA, aimed at promoting communication, collaboration and knowledge management globally. Moreover, the steps taken in 2011 as regards reduced use of paper, known as Paperless, are promoting digitizing of documents versus their sending via internal mail.

As for applications, 2011 has seen the revamping of the BBVA customer website, while work has been carried out to develop services on alternative channels such as tablets or smartphones. Upgrades have also been made to the Asset platform in order to prepare it for implementation in the various geographies; the Informational platform, using the most advanced information analysis technologies; the Operational risk control platform to meet the standards required by the Basel III regulatory framework; while the first versions of the new Advanced asset management platform have been implemented.

The plan for extending a 3-layer operations model to all the geographies began in 2011. It has already been implemented in Spain to improve the efficiency of back-office operations. In this regard, initial projects have been carried out in 2011 which will subsequently give way to full implementation of the model.

An ambitious quality plan has been carried out in order to establish greater control throughout the product’s life cycle, with the resulting decrease in the number of incidents and the shortening of response times, which will enable a more efficient use of resources.

•	Transformation of the distribution model

In order to meet the need to evolve the customer relationship and interaction model, an initiative known as “Concept Car” has been developed in 2011 aimed at offering customers solutions adapted to their needs. This new “Bank of the Future” model creates more channels and more granularity, with smart processes executed in real time, with high customization capabilities, solutions based on the understanding of our customers and better functionality with a clear Customer Centric Bank approach. In short, a new customer relationship model.

The showroom where BBVA’s proposal for the future can be experienced today can be visited at the BBVA Innovation Center (CiBBVA), with the various models for approaching the customers: Easy Bank, Flagship, Stand.

An “Easy Bank” pilot project, a new branch model, has been developed in Madrid at a Commercial Banking Center (CBC) for Spain and Portugal, with a value proposition based on terms such as lay out, collaborative front, self-service area (ABIL) and new roles and ways of working.

This initiative complements other similar ones developed within the Group, such as the Ulysses Project, a pilot for a new segmented commercial model in Mexico, or the “light” office in Chile. They will all continue in 2012, maintaining the efforts towards the transformation of the Group’s distribution models.

Transformation of the Contact Centers model is another key element in the evolution of the customer relationship model. February 2011 saw the completion of stage I, which began in 2010, for preliminary diagnosis of the Group’s contact centers. Stage II has been presented in September. It’s main objective is to achieve a qualitative leap in the operation of BBVA’s contact centers through standardization of the service provider management model.

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•	Development of virtual banking

A major effort took place in 2011 for developing banking solutions in the mobile world. One result of this effort has been the creation of a BBVA Cell Phone native solution for each smartphone platform available on the market, as well as the evolution of the www.bbva.mobi and SMS service for non-smart devices, providing 100% coverage for all the devices existing in all the countries where the BBVA Group operates.

The evolution of transactional services that began in 2010 has continued in 2011, adapting the infrastructures, the content and the way in which the Group’s websites are developed, according to the new technologies that have become consolidated this year, and emphasizing accessible development according to W3C standards.

Integration of the various virtual channels with the world of social networks has enabled the Group to develop a more social, more participative website which is more closely connected to our customers. A result of this integration has been the creation in 2011 of several financial crowd funding tools fully integrated in the world of social networks.

2011 has seen the final consolidation of new channels more integrated with the customer’s day-to-day life. Consumer electronics has completed its integration with the world of the Internet, and devices such as TV sets and media players are now fully connected elements. Through its firm commitment to innovation and technology, BBVA has developed applications adapted to these devices in order to enable easy access to existing products and services.

•	Innovation model in the medium and long term

–	BBVA Innovation Centers (CIBBVA)

2011 saw the inauguration of the Innovation Center in Madrid. Francisco González, Chairman of BBVA, officially inaugurated the CiBBVA on July 7 with the attendance of Joy Ito, Director of the MIT Media Lab, Cristina Garmendia, Minister of Science and Innovation, Alberto Ruiz Gallardón, Mayor of Madrid, Esperanza Aguirre, President of the Madrid Regional Government, and the renowned Spanish scientist Eduard Punset.

On the same day, the “OpenMind” innovation community was launched and the book Innovación, perspectivas para el Siglo XXI (Innovation, prospects for the 21st century) was presented.

It can be said that 2011 marked the beginning of the consolidation of an international configuration of the Group’s Innovation Centers, with the inauguration of the San Francisco Office, the Birmingham Center and the Innovation Center in Mexico.

–	Innovation products/projects

With regard to products, ABIL strengthened its position as a global benchmark in its sector. Throughout the year it was featured at many international conferences, awards and honors such as the “Talk to Me” exhibition at the MOMA in New York, where its man-machine interaction capacity was acknowledged in the presence of Ángel Cano, BBVA’s COO. Expansion of the ABIL family will continue in 2012 with new developments that will build on the success achieved, providing greater versatility to the solution.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Another major milestone in 2011 is the implementation of High Performance Desktop (HPD), the new BBVA intranet based on cloud computing, with Google as partner. This major leap in the way in which the Group’s work is organized has been announced officially on January 9, 2012.

This year saw the migration of the technical areas in Spain to HPD, its integration as a social network and the final deployment of HPD in Spain in non-technological areas. The year ended with 8,500 users migrated.

–	Creating disruptive innovation

The BBVA Innovation Center carries out lines of work that are based on the analysis of specific trends and methodologies in the field of innovation that seek to identify possible solutions that go beyond the conventional in our business in order to provide a vision of the future and detect business and value generation opportunities for the Bank and its customers.

–	International innovation network and virtual community

The global innovation network became established in 2011 with the inclusion of companies, experts and institutions from all over the world that contribute to BBVA’s innovation projects.

Similarly, the CiBBVA participated in, and supported the holding of various leading events, both national and international, linked to innovation, new technologies and scientific, academic and enterprising communities, including Ideágoras, iniciador, El Ser Creativo, TED, La Red Innova, Foro Internacional de ATM, Expo Smart Cities, Emtech and TR35 Spain (MIT), among others.

Moreover, the CiBBVA head office in Madrid has become a meeting place for innovation communities. Over 80 events have been held in 2011, and 11,778 visitors have been received.

As a core element for the creation and monitoring of virtual communities, the Innovation Center’s website has been launched: www.centrodeinnovacionbbva.com, along with the OpenMind community: www.bbvaopenmind.com and the profiles on social networks such as Facebook and Twitter. Tens of thousands of people have participated in the conversations and interacted with the content.

•	Partly-owned companies

Projects have continued to be promoted in 2011 in order to generate innovation and transformation levers for the Group, through the various partly-owned companies.

BBVA Globalnet has refocused its service catalog, specializing in emerging technologies like HTML5 and mobile technologies (IOS, Android, etc.) and in the development of cloud applications, with Google Application Engine (GAE) deserving a special mention.

Moreover, Solium has continued to make progress in adapting its services towards a cloud computing and pay-per-use model, and has launched a new security line with the involvement of a team highly renowned in the market.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

BBVA Soluciones Avanzadas de Asesoramiento y Gestión (formerly Econta Gestión Integral) has made a significant effort to develop a new technological platform offering greater functionality and scalability, aimed at the commercial relaunching of the service in 2012 under the new trademark Tugestionline.com.

Finally, BBVA Consultoría has launched two new projects in partnership with the Corporate Training Area in order to sell the corporate online training catalog to external customers, under the brand BBVA e-learning, as well as face-to-face courses offered by prestigious national and international business schools, under the Campus BBVA brand.

Altogether, the companies within the unit’s management perimeter have contributed €8.2 million to the Group’s consolidated net income.

•	Information security and fraud management

The BBVA Group has established computer security controls to prevent and mitigate computer attacks that may materially affect the Group’s results. These controls are part of the risk assessment and mitigation system established in the corporate operational risk and internal control structure in order to ensure compliance with the Sarbanes-Oxley Act, with a view to guaranteeing their proper identification and effective control. During the processes carried out for reviewing and auditing such risks and controls, no material risks have been identified as a result of the effective mitigation offered by the controls implemented.

The identified risks are basically divided into those which may affect the availability of the computer systems and their supporting processes, and those which may affect the confidentiality and integrity of the information processed by such systems.

Risks related to lack of availability are managed and mitigated through the Business Continuity Plans and the Systems Continuity Plans.

Work is being carried out in the Business Continuity area in order to fully implement and update 126 continuity plans in 25 countries. Some of them have been activated during the year, as in the case of the tornados and floods that ravaged the south of the United States, Mexico, Colombia and Venezuela, the earthquake in Lorca (Spain) and the volcanic emissions in Patagonia (Argentina).

The Critical Infrastructure Protection Act has been approved in Spain in 2011 in order to meet the requirements of the European Directive of the same name. BBVA is available and ready to fulfill any possible obligations and requirements derived from this Act.

The risks that may affect the confidentiality and integrity of the information are managed and mitigated within the programs established throughout the BBVA Group in the successive Information security master plans. These Plans are designed to mitigate the various risks through a security model that includes Identity Management, Security Architectures, Monitoring Systems and Incident Management.

The services outsourced by the BBVA Group are not exposed to material cyber security risks.

The BBVA Group has not undergone any security incidents which individually or in the aggregate can be considered material.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

By type of business and operations carried out by the BBVA Group, no risks associated with cyber security incidents have been identified which could remain undetected for an extended period of time and represent a material risk. Moreover, and with a view to determining any possible banking-related cyber security risks which might affect the Group, there is no public evidence of incidents occurring in the financial sector which in the case of the Group might represent a material risk.

In 2011, fraud management in the various businesses and geographies has been focused primarily on fraud prevention and early detection of alerts through the use of technology. The Group has also laid the foundations for the launch of new projects that will enable a more efficient management of this risk and will be carried out in 2012.

•	Monitoring of the BBVA Group strategic transformation plan

In 2011, the I&T Area has continued to play a key role in the monitoring and promotion of the lines of work set out in the Group’s 2010 – 2015 Strategic Transformation Plan, an activity based on a Global Project Office, aimed at strengthening the Plan, supporting the definition and monitoring of corporate metrics, and collaborating in cultural evolution initiatives and in the associated Communication Plan.

14. Other information due to regulatory requirements

•	Common stock and treasury stock

Information about the common stock structure and transactions with treasury stock can be found in Notes 27 and 30 of the accompanying consolidated Financial Statements.

•	Shareholder remuneration and application of earnings

Information about shareholder remuneration and application of earnings can be found in Note 4 of the accompanying consolidated Financial Statements.

•	Exceptional factors

2011 saw the exceptional factors described in section 2 of this Management Report: Economic Environment in 2011, which have shaped the performance of the global financial system and, by extension, of the BBVA Group.

•	Significant contracts

The Group is not aware of the signing of any material contracts other than those executed during the BBVA Group’s ordinary course of business during the two years immediately prior to December 31, 2011, except for those mentioned in the accompanying consolidated Financial Statements.

Nor is the Group aware that the Bank or any of the Group’s subsidiaries have entered into contracts that could give rise to material liabilities for the Group.

•	Patents, licenses or similar

At the time of preparing the accompanying consolidated Financial Statements, the BBVA Group is not materially dependent on the issuance of patents, licenses and industrial, mercantile or financial contracts or on new manufacturing processes in carrying out its business purpose.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

•	Subsequent events

After December 31, 2011, the Spanish’s Government’s intention to implement a series of extraordinary measures that would affect the Spanish financial system was made public. One of these measures is the Ministry of Economy’s proposal to modify regulations regarding certain assets related to the Spanish real estate sector (loans and real estate) and the solvency requirements of financial institutions.

The Group’s financial statements as of December 31, 2011 properly reflect those assets in accordance with the accounting standards in effect and, in no case, will they be affected by the aforementioned regulatory changes.

On the data these consolidated Financial Statements were prepared, the Group did not have sufficient information to determine the exact impact that the abovementioned measures would have on its equity and on the calculations of the Group’s solvency coefficients for 2012. However, BBVA believes that, with the information currently available, this impact will be lower than the amount of the Group’s surplus of eligible capital over those required by the standards currently in force (See Note 33 of the Financial Statements). In addition, in the framework of the recommendations issued by the European Banking Authority, the Group believes that it has the capacity to adopt appropriate measures to achieve the recommended levels as of June 30, 2012.

Since January 1, 2012 until the preparation of the consolidated Financial Statements, no other events not mentioned herein have taken place.

15. Annual corporate governance report

In accordance with the provisions of Article 61b of the Spanish Securities Market Act, the BBVA Group has prepared the Annual Corporate Governance Report for 2011, which is an integral part of this Management Report, following the content guidelines set down in Order ECO 3722/2003, dated December 26, and in CNMV Circular 4/2007, dated December 27, including a section detailing the degree to which the Bank is compliant with existing corporate governance recommendations in Spain.

In addition, all the information required by article 539 of the Spanish Securities Market Act can be accessed on BBVA’s website (www.bbva.es) in the section entitled “Corporate Governance”.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

ANNUAL CORPORATE GOVERNANCE REPORT

PUBLICLY TRADED COMPANIES

ISSUER IDENTIFICATION

YEAR ENDING: 31/12/2011

TAX ID NO.: A-48265169

Corporate name: BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

STANDARD ANNUAL CORPORATE GOVERNANCE REPORT OF PUBLICLY TRADED COMPANIES

To better understand and complete the form, first read the instructions at the end of this report.

A    OWNERSHIP STRUCTURE

A.1. Complete the following table on the company’s share capital:

Date of last change	Share capital (€)	Number of shares	Number of voting rights
20/OCT/2011	2,402,571,431.47	4,903,207,003	4,903,207,003

Indicate if there are different classes of shares with different rights associated to them:

NO

A.2. List the direct and indirect owners of significant holdings in your company at year end, excluding directors:

Name of shareholder (person or company)	Number of direct voting rights	Number of indirect voting rights (*)	% of total voting rights
MANUEL JOVE CAPELLÁN	0	247,405,517	5.046

Name of indirect owner of shareholding (person or company)	Through: Name of direct owner of shareholding (person or company)	Number of indirect voting rights (*)	% of total voting rights
MANUEL JOVE CAPELLÁN	INVERAVANTE INVERSIONES UNIVERSALES, S.L.	247,405,517	5.046

Indicate the most significant movements in the shareholding structure during the year:

A.3. Fill in the following tables with the members of the company’s board of directors with voting rights on company shares:

Name of director (person or company)	Number of direct voting rights	Number of indirect voting rights (*)	% of total voting rights
FRANCISCO GONZÁLEZ RODRÍGUEZ	1,106,145	1,342,582	0.050
ÁNGEL CANO FERNÁNDEZ	344,260	0	0.007
CARLOS LORING MARTÍNEZ DE IRUJO	49,411	0	0.001
ENRIQUE MEDINA FERNÁNDEZ	42,299	1,592	0.001
IGNACIO FERRERO JORDI	3,826	59,516	0.001
JOSÉ ANTONIO FERNÁNDEZ RIVERO	62,552	0	0.001
JOSÉ MALDONADO RAMOS	73,264	0	0.001
JOSÉ LUIS PALAO GARCÍA-SUELTO	9,263	0	0.000
JUAN CARLOS ÁLVAREZ MEZQUÍRIZ	176,928	0	0.004
JUAN PI LLORENS	34,602	0	0.001
RAMÓN BUSTAMANTE DE LA MORA	12,795	2,524	0.000
SUSANA RODRÍGUEZ VIDARTE	22,000	3,124	0.001
TOMÁS ALFARO DRAKE	13,534	0	0.000

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Fill in the following tables with the members of the company’s board of directors with rights on company shares:

% total voting rights held by the Board of Directors	0.069

Name of director (person or company)	Number of direct option rights	Number of indirect option rights	Number of equivalent shares	% of total voting rights
FRANCISCO GONZÁLEZ RODRÍGUEZ	884,000	0	0	0.018
ÁNGEL CANO FERNÁNDEZ	207,000	0	0	0.004

A.4. Where applicable, indicate any family, trading, contractual or corporate relationships between holders of significant shareholdings, insofar as they are known to the company, unless they are of little relevance or are due to the ordinary course of business:

A.5. Where applicable, indicate any family, trading, contractual or corporate relationships between holders of significant shareholdings, and the company and/or its group, unless they are of little relevance or are due to the ordinary course of business:

A.6. Indicate if any shareholder agreements have been disclosed to the company that affect it under article 112 of the Securities Exchange Act. Where applicable, briefly describe them and list the shareholders bound by such agreement:

NO

Indicate whether the company knows the existence of concerted actions among its shareholders. If so, describe them briefly.

NO

If there has been any alteration or break-up of said pacts or agreements or concerted actions, indicate this expressly:

A.7. Indicate whether any person or organisation exercises or may exercise control over the company pursuant to article 4 of the Securities Exchange Act. If so, identify names:

NO

A.8. Fill in the following tables regarding the company’s treasury stock:

At year-end:

Number of direct shares	Number of indirect shares (*)	% total share capital
1,431,838	44,966,345	0.950

(*)	Through:

Name of direct owner of shareholding (person or company)	Number of direct shares
CORPORACIÓN GENERAL FINANCIERA, S.A.	44,938,538
BBVA DINERO EXPRESS, S.A.U.	27,807
Total	44,966,345

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

List significant changes occurring during the year, pursuant to Royal Decree 1362/2007:

Date reported	Total direct shares acquired	Total indirect shares acquired	% of total voting rights
24/JAN/2011	1,809,248	43,277,532	1.004
11/FEB/2011	10,781,806	34,920,316	1.018
16/MAR/2011	1,817,045	31,118,872	0.733
06/APR/2011	7,741,686	27,427,565	0.783
03/MAY/2011	9,355,118	30,633,675	0.890
30/MAY/2011	9,639,304	43,679,809	1.172
29/JUN/2011	8,522,622	48,390,275	1.250
15/JUL/2011	3,826,442	46,957,295	1.116
22/JUL/2011	3,557,040	50,444,282	1.186
17/AUG/2011	1,726,138	64,273,190	1.368
21/SEP/2011	5,478,686	81,248,626	1.798
13/OCT/2011	4,977,991	56,624,928	1.277
02/NOV/2011	2,283,088	52,555,747	1.119
23/NOV/2011	2,802,952	66,206,925	1.407
29/DEC/2011	8,086,569	49,636,495	1.177

Capital gain/(loss) on treasury stock divested during the period (€k)	-14,006

A.9. Detail the terms and conditions of the current AGM authorisation to the board of directors to buy and/or transfer treasury stock:

The following is a transcription of the resolution adopted by the Annual General Meeting of Banco Bilbao Vizcaya Argentaria, S.A. shareholders, 12th March 2010, under agenda item three:

“1.- Repealing the unavailed part from the resolution adopted at the Annual General Meeting, 13th March 2009, to authorise the Bank, directly or via any of its subsidiaries, for a maximum of five years as of the date of this present AGM, to purchase Banco Bilbao Vizcaya Argentaria, S.A. shares at any time and on as many occasions as it deems appropriate, by any means permitted by law. The purchase may be charged to the year’s earnings and/or to unrestricted reserves and the shares may be sold or redeemed at a later date. All this shall comply with article 75 and concordant of the Companies Act.

2.- To approve the limits or requirements of these acquisitions, which shall be as follows:

–

The nominal value of the shares acquired directly or indirectly, added to those that the Bank and its subsidiaries already own, may at no time exceed ten percent (10%) of the subscribed Banco Bilbao Vizcaya Argentaria, S.A. share capital, or, where applicable, the maximum amount authorised by the applicable legislation at any time. In all cases, respect must be paid to the limits established on the purchase of treasury stock by the regulatory authorities of the markets where the Banco Bilbao Vizcaya Argentaria, S.A. shares are listed for trading.

–

A restricted reserve may be charged to the Bank’s net total assets on the balance sheet equivalent to the sum of treasury stock booked under Assets. This reserve must be maintained until the shares are sold or redeemed.

–	The shares purchased must be fully paid up, unless the purchase is without consideration, and must not entail any obligation to provide ancillary benefits.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

–

The purchase price will not be below the nominal price or more than 20% above the listed price or any other price associated to the stock on the date of purchase. Operations to purchase treasury stock will comply with securities markets’ standards and customs.

3.- Express authorisation is given to earmark the shares purchased by the Bank or any of its subsidiaries hereunder for Company workers, employees or directors when they have an acknowledged right, either directly or as a result of exercising the option rights they hold, as established in the final paragraph of article 75, section 1 of the Companies Act.

4.- Reduce share capital in order to redeem such treasury stock as the Bank may hold on its Balance Sheet, charging this to profits or unrestricted reserves and to the amount which is appropriate or necessary at any time, up to the maximum value of the treasury stock held at any time.

5.- Authorise the Board of Directors, in compliance with article 30 c) of the company bylaws, to implement the above resolution to reduce share capital, on one or several occasions and within the maximum period of five years from the date of this General Meeting, undertaking such procedures, processes and authorisations as necessary or as required by the Companies Act and other applicable provisions. Specifically, the Board is authorised, within the deadlines and limits established for the aforementioned implementation, to establish the date(s) of each capital reduction, its timeliness and appropriateness, taking into account market conditions, listed price, the Bank’s economic and financial position, its cash position, reserves and business performance and any other factor relevant to the decision. It may specify the amount of the capital reduction; determine where to credit said amount, either to a restricted reserve or to freely available reserves, where relevant, providing the necessary guarantees and complying with legally established requirements; amend article 5 of the company bylaws to reflect the new figure for share capital; request de-listing of the redeemed stock and, in general, adopt such resolutions as necessary regarding this redemption and the consequent capital reduction, appointing the people able to formalise these actions.”

A.10. Indicate, where applicable, any legal or bylaw restriction on the exercise of voting rights and legal restriction on the acquisition and/or transfer of shares in the company’s capital. Indicate whether there are any legal restrictions on the exercise of voting rights:

NO

Maximum percentage of voting rights that a shareholder may exercise due to legal restrictions	0

Indicate whether there are any bylaw restrictions on the exercise of voting rights:

NO

Maximum percentage of voting rights that a shareholder may exercise due to bylaw restrictions	0

Indicate whether there are legal restrictions on the acquisition or transfer of shares in the company’s capital:

YES

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Description of the legal restrictions on the acquisition or transfer of shares in the company’s capital:

Compliant with the provisions of articles 56 and following in Act 26/1988, 9th July, on discipline and oversight in financial institutions, amended by Act 5/2009, 29th June, which establishes that any individual or corporation, acting alone or in concert with others, intending to directly or indirectly acquire a significant holding in a Spanish financial institution (as defined in article 56 of the aforementioned Act 26/1998) or to directly or indirectly increase their holding in one in such a way that either the percentage of voting rights or of capital owned would be equal to or more than 20, 30 or 50%, or by virtue of the acquisition, might take control over the financial institution, must first notify the Bank of Spain The Bank of Spain will have 60 working days starting from the date on which the notification was received, to evaluate the transaction and, where applicable, challenge the proposed acquisition on the grounds established by law.

A.11. Indicate whether the General Meeting has approved measures to neutralise a public takeover bid, pursuant to Act 6/2007:

NO

If so, explain the measures approved and the terms and conditions under which the restrictions would become ineffective.

B    - GOVERNANCE STRUCTURE

B.1. Board of Directors

B.1.1. List the maximum and minimum number of directors established in the bylaws:

Maximum number of directors	15
Minimum number of directors	5

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

B.1.2.	Fill in the following table on the board members:

Name of director (person or company)	Representative	Post on the Board	Date first appointed	Date last appointed	Election procedure
FRANCISCO GONZÁLEZ RODRÍGUEZ	—	CHAIRMAN & CEO	28/JAN/2000	12/MAR/2010	AGM BALLOT
ÁNGEL CANO FERNÁNDEZ	—	PRESIDENT & COO	29/SEP/2009	12/MAR/2010	AGM BALLOT
CARLOS LORING MARTÍNEZ DE IRUJO	—	DIRECTOR	28/FEB/2004	11/MAR/2011	AGM BALLOT
ENRIQUE MEDINA FERNÁNDEZ	—	DIRECTOR	28/JAN/2000	13/MAR/2009	AGM BALLOT
IGNACIO FERRERO JORDI	—	DIRECTOR	28/JAN/2000	12/MAR/2010	AGM BALLOT
JOSÉ ANTONIO FERNANDEZ RIVERO	—	DIRECTOR	28/FEB/2004	13/MAR/2009	AGM BALLOT
JOSÉ MALDONADO RAMOS	—	DIRECTOR	28/JAN/2000	13/MAR/2009	AGM BALLOT
JOSÉ LUIS PALAO GARCÍA-SUELTO	—	DIRECTOR	01/FEB/2011	11/MAR/2011	AGM BALLOT
JUAN CARLOS ÁLVAREZ MEZQUÍRIZ	—	DIRECTOR	28/JAN/2000	11/MAR/2011	AGM BALLOT
JUAN PI LLORENS	—	DIRECTOR	27/JUL/2011	27/JUL/2011	CO-OPTION
RAMÓN BUSTAMANTE DE LA MORA	—	DIRECTOR	28/JAN/2000	12/MAR/2010	AGM BALLOT
SUSANA RODRÍGUEZ VIDARTE	—	DIRECTOR	28/MAY/2002	11/MAR/2011	AGM BALLOT
TOMÁS ALFARO DRAKE	—	DIRECTOR	18/MAR/2006	11/MAR/2011	AGM BALLOT
Total number of directors					13

Indicate which directors have left their seat on the board during the period:

Name of director (person or company)	Status of director at time of severance	Severance Date
RAFAEL BERMEJO BLANCO	INDEPENDENT	29/MAR/2011

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

B.1.3. Fill in the following tables on the board members and their different kinds of directorship:

EXECUTIVE DIRECTORS

Name of director (person or company)	Committee proposing his/her appointment	Post within the company organisation
FRANCISCO GONZÁLEZ RODRÍGUEZ	—	CHAIRMAN & CEO
ÁNGEL CANO FERNÁNDEZ	—	PRESIDENT & COO

Total number of executive directors	2
% of total directors	15.385

EXTERNAL PROPRIETARY DIRECTORS

EXTERNAL INDEPENDENT DIRECTORS

Name of director (person or company)

CARLOS LORING MARTÍNEZ DE IRUJO

Profile

CHAIR OF THE BOARD’S REMUNERATION COMMITTEE, SPECIALIST IN CORPORATE GOVERNANCE.

OTHER RELEVANT POSTS: PARTNER AT ABOGADOS GARRIGUES LAW FIRM.

READ LAW AT UNIVERSIDAD COMPLUTENSE DE MADRID

Name of director (person or company)

ENRIQUE MEDINA FERNÁNDEZ

Profile

STATE ATTORNEY ON SABBATICAL.

OTHER RELEVANT POSTS: WORKED IN VARIOUS FINANCIAL INSTITUTIONS. DEPUTY CHAIRMAN OF GINÉS NAVARRO CONSTRUCCIONES UNTIL ITS MERGER WITH GRUPO ACS.

READ LAW AT UNIVERSIDAD COMPLUTENSE DE MADRID

Name of director (person or company)

IGNACIO FERRERO JORDI

Profile

MANAGING DIRECTOR OF NUTREXPA Y LA PIARA. CHAIRMAN OF ANETO NATURAL.

READ LAW AT UNIVERSIDAD DE BARCELONA.

Name of director (person or company)

JOSÉ ANTONIO FERNÁNDEZ RIVERO

Profile

CHAIR OF RISKS COMMITTEE.

OTHER RELEVANT POSTS: GENERAL MANAGER OF THE GROUP UNTIL JANUARY 2003. HAS BEEN DIRECTOR REPRESENTING BBVA ON THE BOARDS OF TELEFÓNICA, IBERDROLA, BANCO DE CRÉDITO LOCAL, AND CHAIRMAN OF ADQUIRA. READ ECONOMICS AT UNIVERSIDAD DE SANTIAGO DE COMPOSTELA

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Name of director (person or company)

JOSÉ LUIS PALAO GARCÍA-SUELTO

Profile

CHAIR OF BOARD AUDIT & COMPLIANCE COMMITTEE.

OTHER RELEVANT POSTS: WAS HEAD OF THE AUDIT & INSPECTION SERVICE AT INSTITUTO DE CRÉDITO OFICIAL AND PARTNER IN THE FINANCIAL DIVISION AT ARTHUR ANDERSEN IN SPAIN. HAS ALSO BEEN AN INDEPENDENT CONSULTANT. READ AGRICULTURAL ENGINEERING AT ETS DE INGENIEROS AGRÓNOMOS DE MADRID, ECONOMICS AND BUSINESS STUDIES AT UNIVERSIDAD COMPLUTENSE DE MADRID.

Name of director (person or company)

JUAN CARLOS ÁLVAREZ MEZQUÍRIZ

Profile

MANAGING DIRECTOR OF GRUPO EL ENEBRO, S.A.

READ ECONOMICS AND BUSINESS STUDIES AT UNIVERSIDAD COMPLUTENSE DE MADRID.

Name of director (person or company)

JUAN PI LLORENS

Profile

WAS EXECUTIVE CHAIRMAN OF IBM SPAIN AND HAS HELD VARIOUS SENIOR POSITIONS IN IBM AT AN INTERNATIONAL LEVEL.

READ INDUSTRIAL ENGINEERING AT UNIVERSIDAD POLITÉCNICA DE BARCELONA AND TOOK A GENERAL MANAGEMENT PROGRAMME AT IESE.

Name of director (person or company)

RAMÓN BUSTAMANTE DE LA MORA

Profile

DIRECTOR AND GENERAL MANAGER AND NON-EXECUTIVE DEPUTY CHAIRMAN OF ARGENTARIA, AND CHAIRMAN OF UNITARIA.

OTHER RELEVANT POSTS: VARIOUS SENIOR POSITIONS IN BANESTO.

READ ECONOMICS AND BUSINESS STUDIES AT UNIVERSIDAD COMPLUTENSE DE MADRID.

Name of director (person or company)

SUSANA RODRÍGUEZ VIDARTE

Profile

WAS DEAN OF THE SCHOOL OF ECONOMICS AND BUSINESS STUDIES, “LA COMERCIAL”, DEUSTO FROM 1996 TO 2009 AND SINCE 2003 HAS BEEN DIRECTOR AT THE INSTITUTO INTERNACIONAL DE DIRECCIÓN DE EMPRESAS. HEADS THE POSTGRADUATE AREA AT THE SCHOOL OF ECONOMICS AND BUSINESS STUDIES AND IS MEMBER OF INSTITUTO DE CONTABILIDAD Y AUDITORÍA DE CUENTAS (Accountants and Auditors Institute).

PHD IN ECONOMICS AND BUSINESS STUDIES FROM UNIVERSIDAD DE DEUSTO.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Name of director (person or company)

TOMÁS ALFARO DRAKE

Profile

CHAIR OF THE BOARD APPOINTMENTS COMMITTEE.

DIRECTOR OF THE BACHELOR’S DEGREE IN BUSINESS ADMINISTRATION & MANAGEMENT, THE BUSINESS SCIENCES DIPLOMA AND THE DEGREES IN BUSINESS ADMINISTRATION & MANAGEMENT AND MARKETING AT UNIVERSIDAD FRANCISCO DE VITORIA. READ ENGINEERING AT ICAI.

Total number of independent directors	10
% of total directors	76.923

OTHER EXTERNAL DIRECTORS

Name of director (person or company)	Committee proposing his/her name
JOSÉ MALDONADO RAMOS	-----------

Total number of other external directors	1
% of total directors	7.6923

Detail the reasons why they cannot be considered proprietary or independent directors and their affiliations with the company or its management or its shareholders.

Name of director (person or company)

JOSÉ MALDONADO RAMOS

Company, manager or shareholder with whom affiliated

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Reasons

Mr. José Maldonado Ramos was the BBVA Company Secretary and Board Secretary until 22nd December 2009, when the Board resolved his retirement as Company executive. Pursuant to article 1 of the Board Regulations, Mr Maldonado is an external director of the Bank.

Indicate any changes that may have occurred during the period in the type of directorship of each director:

B.1.4. Explain, where applicable, the reasons why proprietary directors have been appointed at the behest of shareholders whose holding is less than 5% of the capital.

Indicate whether formal petitions for presence on the board have been received from shareholders whose holding is equal to or higher than others at whose behest proprietary directors would have been appointed. Where applicable, explain why these petitions have not been satisfied.

NO

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

B.1.5. Indicate if any director has stood down before the end of his/her term in office, if the director has explained his/her reasons to the board and through which channels, and in the event reasons were given in writing to the entire board, explain below, at least the reasons that were given:

YES

Name of director

RAFAEL BERMEJO BLANCO

Reason for leaving

At the Board of Directors meeting on 29th March 2011, the director, Rafael Bermejo Blanco presented his resignation as he had reached the age then established under the BBVA Board Regulations. This event was reported to the securities exchange commission (CNMV) and filed as a Relevant Event.

B.1.6. Indicate any powers delegated to the managing directors managing directors(s):

Name of director (person or company)

FRANCISCO GONZÁLEZ RODRÍGUEZ

Brief description

Holds wide-ranging powers of proxy and administration in keeping with the characteristics and needs of his post as Chairman & CEO of the Company.

Name of director (person or company)

ÁNGEL CANO FERNÁNDEZ

Brief description

Holds wide-ranging powers of proxy and administration in keeping with the characteristics and needs of his post as President & COO of the Company.

B.1.7. Identify any members of the board holding posts as directors or managers in other companies that form part of the listed company’s group:

Name of director (person or company)	Name of the group	Position
FRANCISCO GONZÁLEZ RODRÍGUEZ	BBVA BANCOMER, S.A.	DIRECTOR
FRANCISCO GONZÁLEZ RODRÍGUEZ	GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	DIRECTOR
ÁNGEL CANO FERNÁNDEZ	CHINA CITIC BANK CORPORATION LIMITED DIRECTOR (CNCB)	DIRECTOR
ÁNGEL CANO FERNÁNDEZ	TURKIYE GARANTI BANKASI A.S	DIRECTOR
ÁNGEL CANO FERNÁNDEZ	GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	ACTING DIRECTOR
ÁNGEL CANO FERNÁNDEZ	BBVA BANCOMER, S.A.	ACTING DIRECTOR

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

B.1.8. List, where applicable, any company directors that sit on boards of other companies publicly traded in Spain outside the group, of which the company has been informed:

B.1.9. Indicate and, where applicable, explain whether the company has established rules on the number of boards on which its directors may sit:

YES

Explanation of the rules

Article 11 of the Board Regulations establishes that in the performance of their duties, directors will be subject to the incompatibility and debarment rules established under current legislation and in particular under Act 31/1968, 27th July, on senior-management incompatibilities in the private-sector banking industry. This establishes the maximum number of boards to which a bank director may belong.

Directors may not, on their own behalf or on behalf of a third party, engage in an activity that is identical, similar or supplementary to that which constitutes the Company’s corporate purpose, unless it is with the express authorisation of the Company, by resolution of the General Meeting, for the purpose of which they must inform the Board of Directors of that fact.

Directors may not provide professional services to companies competing with the Bank or of any of its Group companies. They will not agree to be an employee, manager or director of such companies unless they have received express prior authorisation from the Board of Directors or unless these activities had been provided or conducted before they joined the Board and they had informed the Bank of them at that time.

Directors of the Bank may not hold office in any company in which the Bank holds an interest or in any company within its Group.

As an exception and at the discretion of the Bank, executive directors are able to hold office in companies directly or indirectly controlled by the Bank with the approval of the Executive Committee, and in other associate companies with the approval of the Board of Directors. Loss of the office of executive director carries an obligation to resign from any office in a subsidiary or associate company held by virtue of such directorship.

Non-executive directors may hold office in the Bank’s associate companies or in any other Group company provided the office is not related to the Group’s holding in such companies. They must have prior approval from the Board of Directors.

Directors may not hold political office or engage in other activities that might have a public significance or affect the image of the Bank in any manner, unless this is with prior authorisation from the Board of Directors.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

B.1.10. Regarding the recommendation no. 8 of the Unified Code, list the general strategies and policies in the company that the board reserves for plenary approval:

Investment and funding policy;	YES
Definition of how the Group companies are structured	YES
The corporate governance policy	YES
The corporate social responsibility policy	YES
The strategic or business plan and the annual management and budgetary targets	YES
The policy for senior managers’ remuneration and performance assessment	YES
The policy for overseeing and managing risks, and the periodic monitoring of the internal information and oversight systems.	YES
The pay-out policy and the treasury-stock policy, especially their limits	YES

B.1.11. Fill in the following tables on the aggregate remuneration of directors accruing during the year:

a) In the company covered in this report:

Remuneration item	Data in €k
Fixed remuneration	7,253
Variable remuneration	4,900
Attendance fees	0
Bylaw perquisites	0
Share options and/or other financial instruments	0
Others	784
Total:	12,937

Other benefits	Data in €k
Advances	0
Loans granted	0
Funds and pension schemes: Contributions	0
Funds and pension schemes: Contractual obligations	16,831
Life insurance premiums	0
Guarantees constituted by the company for the directors	0

b) For company directors sitting on other boards of directors and/or belonging to the senior management of group companies:

Remuneration item	Data in €k
Fixed remuneration	0
Variable remuneration	0
Attendance fees	0
Bylaw perquisites	0
Share options and/or other financial instruments	0
Others	0
Total:	0

Other benefits	Data in €k
Advances	0
Loans granted	0
Funds and pension schemes: Contributions	0
Funds and pension schemes: Contractual obligations	0
Life insurance premiums	0
Guarantees constituted by the company for the directors	0

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

c) Total remuneration by type of directorship:

Type of directorship	By company	By group
Executives	8,647	0
Proprietary directors	0	0
Independent External Directors	3,913	0
Other External Directors	377	0
Total:	12,937	0

d) Regarding the allocated profit of the dominant company:

Total remuneration of all directors (€k)	12,937
Total remuneration all directors/attributable profit of dominant company (expressed as %)	0.4

B.1.12. Identify the members of the senior management that are not in turn executive directors, and indicate total remuneration accruing to them during the year:

Name (person or company)	Position
VICENTE RODERO RODERO	SOUTH AMERICA
JUAN ASÚA MADARIAGA	BUSINESSES SPAIN (SPAIN & PORTUGAL)
JUAN IGNACIO APOITA GORDO	HUMAN RESOURCES AND SERVICES
EDUARDO ARBIZU LOSTAO	LEGAL, AUDIT & COMPLIANCE SERVICES
JOSÉ MARÍA GARCÍA MEYER-DOHNER	GLOBAL RETAIL & BUSINESS BANKING
MANUEL SÁNCHEZ RODRÍGUEZ	UNITED STATES
RAMÓN MARÍA MONELL VALLS	INNOVATION & TECHNOLOGY
CARLOS TORRES VILA	CORPORATE STRATEGY & DEVELOPMENT
GREGORIO PANADERO ILLERA	COMMUNICATION & BRAND
MANUEL GONZÁLEZ CID	FINANCE DEPARTMENT
MANUEL CASTRO ALADRO	RISKS
JOSÉ BARREIRO HERNÁNDEZ	CORPORATE & INVESTMENT BANKING
IGNACIO DESCHAMPS GONZÁLEZ	MEXICO
Total senior management remuneration (€k)	24,469

B.1.13. Identify in aggregate terms whether there are any ring-fence or guarantee clauses for cases of dismissal or changes of control in favour of the senior management, including executive directors, of the company or of its group. Indicate whether these contracts must be disclosed and/or approved by the company or group governance bodies:

Number of beneficiaries	13

	Board of Directors	General Meeting
Body authorising the clauses	YES	NO

Is the General Meeting informed of the clauses?	YES

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

B.1.14. Indicate the process to establish remuneration of board members and the relevant bylaw clauses.

Process to establish remuneration of board members and the relevant bylaw clauses.

The remuneration system for the pay of all the members of the Board of Directors, as directors, has to be approved by the board, pursuant to article 36 of the Board Regulations, at the proposal of the Remuneration committee, made up exclusively by external directors. Thus, section b of article 17 of the Board Regulations establishes that the Board must approve directors’ remuneration and any additional remuneration to executive directors for executive responsibilities and other terms and conditions that their contracts must include.

Article 53 of the BBVA Bylaws “Allocation of profit or losses” establishes the following:

The General Meeting will resolve on the allocation of profit or losses from the year, in accordance with the balance sheet approved.

The Company’s net earnings will be distributed in the following order:

a)	Allocation to insurance-benefit reserves and funds required by prevailing legislation and, where applicable, to the minimum dividend mentioned under article 13 of these Company Bylaws.

b)	A minimum of four per cent of the paid-up capital, allocated to shareholder dividends.

c)

Four per cent allocated to remuneration for the services of the Board of Directors and of the Executive Committee, except where the Board resolves to reduce that percentage in years when it deems this appropriate. The resulting figure will be made available to the Board of Directors to distribute amongst its members at the time and in the form and proportion that the Board determines. It may be paid in cash or, if the General Meeting so resolves pursuant to the law, by delivery of shares, share options or remuneration indexed to the share price.

This amount may only be taken out after the shareholders’ right to the minimum four per cent dividend mentioned above has been duly recognised.

Article 50 bis of the BBVA Bylaws establishes the following for executive directors:

Article 50 bis

Directors who have executive functions in the Company attributed to them, whatever the nature of their legal relationship with it, will be entitled to receive remuneration for providing these services. This will consist of: a fixed amount, in keeping with the services and responsibilities of the post; a variable supplement and any reward schemes established in general for the senior management of the Bank. These may comprise delivery of shares or share options or remuneration indexed to the share price, subject to any requirements established by prevailing legislation. Their remuneration also includes benefits, such as the relevant retirement and insurance schemes and social security. In the event of severance not due to breach of duties, these directors will be entitled to compensation. Under the BBVA Board Regulations, the Remuneration Committee has powers to determine the extent and amount of the remuneration, entitlements and other economic rewards for the Chairman & CEO, the President & COO and, where applicable, other executive directors of the Bank, Chairman, the Chief

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Operating Officer and other executive directors of the Bank, so that these can be submitted to the Board of Directors. The Remuneration Committee, which comprises only external directors, which must comprise exclusively external directors (and is currently made up of a majority of independent directors), annually determines the updating of the fixed and variable remuneration of the executive directors and establishes the applicable targets in order to determine their variable remuneration. This is later approved by the Board of Directors.

Remuneration linked to Bank shares:

In this case, the law establishes that resolution must be passed by the General Meeting, at the proposal of the Board of Directors, following a proposal from the Remuneration Committee. Thus, the Bank’s General Meeting, 12th March 2010, approved a Multi-Year Variable Share Remuneration Programme for 2010 and 2011. The Programme allocates each beneficiary (members of the Group senior management, including executive directors and members of the Management committee) a number of units, according to their level of responsibility, which may, at the end of the Programme, give rise to the delivery of ordinary shares in BBVA as a function of BBVA’s TSR performance benchmarked against a peer group. Similarly, the Bank’s General Meeting, 11th March 2011, adopted a system of Variable Remuneration in Shares for the Management for 2011. The system is based on an incentive for the management. Each year, every manager is awarded an allocation of units that will serve as the basis for establishing how many shares will be delivered on the settlement date. This number will be associated with the manager’s degree of compliance with a set of Group-level indicators.

The following is established for the non-executive directors:

Pursuant to article 53 of the Company Bylaws, the Board of Directors adopted a remuneration system for the Company directors that is not applicable to the executive directors. The system determines a fixed amount for the directorship, valuing the responsibility, dedication and incompatibilities the directorship entails. It also comprises another fixed amount for the members of the various Board Committees, valuing the responsibility, dedication and incompatibilities sitting on these committees involves, applying a heavier weighting to the post of chair on each committee. The General Meeting, 11th March 2011, resolved to renew the remuneration system with deferred delivery of shares approved at the General Meeting, 18th March 2006. This comprises the annual allocation over five years of “theoretical BBVA shares” to non-executive directors in the Bank, as part of their pay, which will be delivered, where applicable, on the date on which they cease to be directors on any grounds other than serious dereliction of duty.

In the General Meeting scheduled for 16th March 2012, the Company is planning to propose the amendment of article 53 of the Bank’s Company Bylaws and to include a new article 33 bis which regulates the remuneration of the Board of Directors..

State whether the board, in plenary session, has reserved powers to approve the following resolutions:

At the proposal of the company’s chief executive officer, the appointment and possible separation of senior managers from their posts, as well as their severance compensation clauses.	YES
Directors’ remuneration and any additional remuneration to executive directors for executive responsibilities and other terms and conditions that must be included in their contracts.	YES

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

B.1.15. Indicate whether the board of directors approves a detailed remuneration policy and explain on which issues it pronounces its opinion:

YES

Amount of the fixed components, with breakdown, where applicable, of fees for attending the board and its committee meetings and an estimate of the fixed annual remuneration arising from the same	YES
Variable remuneration items	YES
Main specifications of the pension schemes, with an estimate of their amount or equivalent annual cost.	YES
Conditions that the contracts of executive directors in senior management positions must respect	YES

B.1.16. Indicate whether the board of directors submits an annual report on the directors pay policy to the General Meeting for consultation purposes. If so, explain the aspects of the report on the remuneration policy approved by the board for future years, the most significant changes in this policy compared to the policy applied during the year and a global summary of how the remuneration policy was applied during the year. Describe the role played by the remuneration committee and if external advisors have been engaged, the identity of the consultants involved:

YES

Issues on which the board pronounces on remuneration policy

The report on the BBVA Board of Directors Remuneration Policy contains a description of the general principles of the Group remuneration policy and its specific application to BBVA directors; the remuneration system for the executive directors and its components, including both fixed and variable remuneration (comprising an ordinary variable remuneration in cash and another variable remuneration in shares); distribution of the total annual remuneration, corporate pension scheme and other remuneration items; the main characteristics of the executive directors’ contracts with BBVA; the remuneration system for non-executive BBVA directors, including fixed remuneration and the remuneration system with deferred delivery of shares; the evolution of the total remuneration of the Board and future policy, thereby offering maximum transparency in this matter.

The report on the BBVA Board of Directors Remuneration Policy was furnished by the Remuneration Committee and submitted to the Board of Directors for its approval. It was then put to a consultative vote at the Bank’s General Meeting, 11th March 2011, as a separate agenda item. The General Meeting approved it.

Role of the Remuneration and Appointments Committee

The duties of the Remuneration Committee are reflected in article 36 of the Board Regulations as follows:

1.

Propose the remuneration system for the Board of Directors as a whole, in accordance with the principles established in the Company Bylaws. This system will deal with the items comprising the system, their amounts and method of payment.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

2.

—Determine the extent and amount of the remuneration, entitlements and other economic rewards for the Chairman & CEO, the President & COO and, where applicable, other executive directors of the Bank, so that these can be reflected in their contracts. The Committee’s proposals on such matters will be submitted to the Board of Directors.

3.	Issue a report on the directors’ remuneration policy each year. This will be submitted to the Board of Directors, which will apprise the Company’s Annual General Meeting of this.

4.

Propose the remuneration policy for senior management to the Board and the basic terms and conditions to be contained in their contracts, directly supervising the remuneration of the senior managers responsible for risk management and with compliance functions within the Entity.

5.	Propose the remuneration policy to the Board for employees whose professional activities may have a significant impact on the Entity’s risk profile.

6.

Oversee observance of the remuneration policy established by the Company and periodically review the remuneration policy applied to executive directors, senior management and employees whose professional activities may have a significant impact on the Entity’s risk profile.

7.	Any other duties that may have been allocated under these Regulations or attributed to the Committee by a Board of Directors resolution.

In the performance of its duties, the Remuneration Committee will consult with the Chairman of the Board and, where applicable, the Company’s chief executive officer via the Committee Chair, especially with respect to matters related to executive directors and senior managers.

Has external consultancy been used?	YES

Identity of external consultants.

Towers Watson and Garrigues Human Capital

B.1.17. Indicate, where applicable, the identity of board members who also sit on boards or form part of the management of companies that hold significant shareholdings in the listed company and/or in its group companies:

List the relevant affiliations other than those considered in the above paragraph that link board members to significant shareholders and/or companies in their group:

B.1.18. Indicate whether during the year there has been any change in the board regulations:

YES

Description of changes

During 2011, the BBVA Board of Directors resolved to amend the following articles of the Board Regulations: Article 1. Conditions of directorship, to amend the definition of independent and proprietary directors; Article 4. Term of office, to amend the age limit for directors and to introduce a technical improvement regarding the term of directors co-opted pursuant to article 244 of the Corporate Enterprises Act; Article 11. Incompatibility, to adapt the regulations to article 230 of the Corporate Enterprises Act regarding debarment of directors; Article 17. Functions of the Board of Directors, to

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

adapt it to Directive 76/2010 regarding the approval of the remuneration policy for employees whose professional activities may have a significant impact on the Entity’s risk profile; Article 20. Quorum and approval of resolutions, to adapt its wording to article 247.2 of the Corporate Enterprises Act; Article 22. Adoption of resolutions in writing without meeting, to eliminate references to the Companies Act; Article 24. Meeting procedures, to include the possibility of holding Board meetings over remote communication media; Article 26. Composition (of the Executive Committee), to amend the composition of the Executive Committee; Article 29. Composition (of the Audit & Compliance Committee) and Article 30. Functions of the Audit & Compliance Committee, to adapt these to the Additional Provision 18 of the Securities Exchange Act, including the functions this Committee must have; Article 36. Functions (of the Remuneration Committee), to adapt it to Directive 76/2010 and Royal Decree 771/2011, including amongst its functions the proposal to the Board of the remuneration policy for employees subject to the principles in the Directive and direct oversight of the remuneration of senior managers tasked with the Bank’s risk management and compliance functions; Article 40. Rules of organisation and operation (of the Risks Committee) to include the Risks Committee’s power to request attendance at its meetings of persons with positions in the Group that are related to the Committee’s functions and to receive advice from experts.

The aforementioned amendments to the Board Regulations were analysed by the Executive Committee prior to their approval by the Board of Directors. The Board Regulations can be read on the Bank’s corporate website (www.bbva.com).

B.1.19. Indicate procedures for the appointment, re-election, evaluation and removal of directors. List the competent bodies, the procedures to be followed and the criteria to be employed in each procedure.

Appointment:

Articles 2 and 3 of the Board Regulations stipulate that members will be appointed to the Board by the General Meeting without prejudice to the Board’s right to co-opt members in the event of any vacancy.

In any event, persons proposed for appointment as directors must meet the requirements pursuant to applicable legislation, the special code for financial institutions and the Company bylaws.

The Board of Directors will put its proposals to the Company’s General Meeting in such a way that there is an ample majority of external directors over executive directors on the Board and that the number of independent directors accounts for at least one third of the total seats.

The Board will approve the proposals it submits to the General Meeting for appointment or re-election of directors and its resolutions to co-opt directors at the proposal of the Appointments Committee in the case of independent directors, and following a report from said Committee for all other directors.

The Board’s resolutions and deliberations on these matters will take place in the absence of the director whose re-election is proposed. If the director is at the meeting, he/she must leave the room.

Directors will stay in office for the term defined by the Company Bylaws under a resolution passed by the General Meeting. If they have been co-opted, they will stay in office until the first General Meeting is held. The General Meeting may then ratify their appointment for the term of office remaining to the director whose vacancy they have covered through co-option, or else appoint them for the term of office established under the Company Bylaws.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Re-election:

See above Section

Evaluation:

Article 17 of the Board Regulations indicates that the Board of Directors will be responsible for assessing the quality and efficiency in the operation of the Board and its Committees, on the basis of the reports that said Committees submit. Also to assess the performance of the Chairman of the Board and, where pertinent, of the Company’s chief executive officer, on the basis of the report submitted by the Appointments Committee.

Moreover, article 5 of the Board Regulations establishes that the Chairman, who is responsible for the efficient running of the Board, will organise and coordinate with the chairs of the relevant committees to carry out periodic assessment of the Board, and of the chief executive officer of the Bank when this post is not also held by the Chairman.

Pursuant to the provisions of these Board Regulations, the Board of Directors assessed the quality and efficacy of its own performance and that of its Committees and the performance of the duties of the Chairman, both as Chairman of the Board and as Chief Executive Officer of the Bank.

Severance:

Directors will stand down from office when the term for which they were appointed has expired, unless they are re-elected.

Directors must apprise the Board of any circumstances affecting them that might harm the Company’s corporate reputation and credit and, in particular, of any criminal charges brought against them and any significant changes that may arise in their standing before the courts.

Directors must place their directorship at the disposal of the Board and accept its decision regarding their continuity in office. If its decision is negative, they are obliged to tender their resignation under the circumstances listed in section B.1.20. below.

Directors will resign their positions on reaching 75 years of age. They must present their resignation at the first meeting of the Bank’s Board of Directors after the General Meeting that approves the accounts for the year in which they reach this age.

B.1.20. Indicate the circumstances under which directors are obliged to resign.

Apart from the cases established in the applicable legislation, article 12 of the BBVA Board Regulations establishes that board members must place their directorship at the disposal of the board of directors and accept the board’s decision on whether or not they are to continue to sit on it. Should the Board decide against their continuity, they are obliged to present their formal resignation in the following circumstances:

–	When they are affected by circumstances of incompatibility or debarment as defined under prevailing legislation, in the Company’s Bylaws or in the Director’s Charter.

–	When significant changes occur in their professional situation or that may affect the condition by virtue of which they were appointed to the Board.

–	When they are in serious dereliction of their duties as directors.

–

When the director, acting as such, has caused severe damage to the Company’s assets or its reputation or credit, and/or no longer displays the commercial and professional honour required to hold a Bank directorship.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

B.1.21. Explain whether the role of chief executive officer in the company is played by the chairman of the board. If so, indicate the measures taken to limit the risks of accumulating powers in a single person:

YES

Measures to limit risks

Article 5 of the Board Regulations establishes that the Chairman of the Board will also be the Bank’s chief executive officer unless the Board resolves to separate the posts of chairman and chief executive officer on the grounds of the Company’s best interests.

Under the Company Bylaws, the Chairman will, in all cases, be the highest-ranking representative of the Company. However, under article 45 and 46 of the Bylaws, the Company has an Executive Committee with the following powers: To formulate and propose general policy guidelines, the criteria for setting targets and preparing programmes, examining the proposals put to it in this regard, comparing and evaluating the actions and results of any direct or indirect activity carried out by the Entity; to determine the volume of investment in each individual activity; to approve or reject transactions, determining methods and conditions; to arrange inspections and internal or external audits of all areas of operation of the Entity; and in general to exercise the authority conferred on it by the Board of Directors. Likewise, article 49 of the Bylaws establishes that the Company has a President & Chief Operating Officer. He/she has broad-ranging powers delegated by the Board, with the powers inherent to this post to administer and represent the Company. The heads of all the Company’s business areas and some of the Company’s support areas report to him/her. Finally, the Board has the support of various committees to help it better perform its duties. These include the Audit & Compliance Committee, the Appointment Committee, the Remuneration Committee and the Risks Committee, which help the Board on issues corresponding to business within the scope of their powers. Their composition, rules of organisation and operation are reflected in section B.2.3. below.

Indicate and, where applicable, explain whether rules have been established to empower one of the independent directors to request a board meeting be called or new business included on the agenda, to coordinate and give voice to the concerns of external directors and to direct the assessment by the Board of Directors

NO

B.1.22. Are reinforced majorities required, other than the legal majorities, for any type of resolution?

NO

Indicate how resolutions are adopted in the board of directors, giving at least the minimum quorum for attendance and the type of majorities required to adopt resolutions:

Description of resolution:

1) Appointment of an Executive committee and appointment of the President & Chief Operating Officer

Quorum	%
Half plus one of its members, present or represented	50.01

Type of majority	%
Favourable vote of 2/3 of members	66.66

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Description of resolution:

Other resolutions

Quorum	%
Half plus one of its members, present or represented	50.01

Type of majority	%
Absolute majority of votes, present or represented	50.01

B.1.23. Explain whether there are specific requirements, other than those regarding directors, to be appointed chairman?

NO

B.1.24. Indicate whether the chairman has a casting vote:

NO

B.1.25. Indicate whether the bylaws or the board regulations establish any age limit for directors:

YES

Age limit for chairman	Age limit for managing director (COO)	Age limit for directors
0	0	75

B.1.26. Indicate whether the bylaws or the board regulations establish any limit for independent directors’ term of office:

NO

Maximum number of years in office	0

B.1.27. If there are few or no female directors, explain the reasons and the initiatives adopted to correct the situation

Explanation of reasons and initiatives

Article 3 of the Board Regulations establishes that the proposals that the Board submits to the Company’s General Meeting for the appointment or re-election of directors and the resolutions to co-opt directors made by the Board of Directors will be approved at the proposal of the Appointments Committee in the case of independent directors and on the basis of a report from said Committee in the case of all other directors. The Board’s resolutions and deliberations on these matters will take place in the absence of the director whose re-election is proposed. If the director is at the meeting, he/she must leave the room. The Appointments Committee is tasked with formulating and providing information for the proposals to appoint and re-elect directors. To such end, the Board Regulations establish that the Committee will evaluate the skills, knowledge and expertise that the Board requires, as well as the conditions that candidates should display to fill the vacancies arising, assessing the dedication necessary to be able to suitably perform their duties in view of the needs that the

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Company’s governing bodies may have at any time. The Committee will ensure that when filling new vacancies, the selection procedures are not marred by implicit biases that may hinder the selection of female directors, trying to ensure that women who display the professional profile being sought are included on the shortlists in the event of no or few female directors.

During 2011, the Appointments Committee carried out two selection processes. In both, the Committee ensured that there are no implicit biases that may hinder the access of women to the vacancies. It evaluated the skills, knowledge and expertise of all the candidates according to the needs of the governing bodies at any time, assessing the dedication necessary to be able to suitably perform their duties in view of the needs that the Company’s governing bodies may have at any time For these selection process, the Committee has received support from one of the most prestigious consultancy firms on the international market in the selection of directors. In both process, the external expert was expressly requested to include women with the suitable profile amongst the candidates to be presented and the Committee analysed the personal and professional profiles of all the candidates presented on the basis of the information provided by the consultancy firm, according to the needs of the Bank’s governing bodies at any time. The skills, knowledge and expertise necessary to be a Bank director were evaluated and the rules on incompatibilities and conflicts of interest as well as the dedication deemed necessary to be able to comply with the duties was taken into account. These selection processes ended in the proposal to the Board that Mr José Luís Palao García-Suelto and Mr Juan Pi Llorens be appointed as Bank directors, both with the status of independent directors.

Following the above procedures, the Board also carried out another process to select a new candidate as BBVA director for proposal to the General Meeting ending in the selection of Ms Belén Garijo López. It is expected that the Board, at the proposal of the Appointments Committee, will propose her appointment to the General Meeting to be held in March 2012.

In particular, indicate whether the appointments & remuneration committee has established procedures for selecting female directors and deliberately seeks candidates meeting the required profile:

YES

Indicate the main procedures.

See previous Section.

The Appointments Committee, in compliance with the Board Regulations, takes care to ensure that the director recruitment procedures include women who meet the professional profile sought amongst potential candidates, such that there are no implicit biases hindering the selection of female directors.

B.1.28. Indicate whether there are formal processes for delegating votes on the board of directors. If so, describe them briefly.

The BBVA Board Regulations establishes that directors are obliged to attend the meetings of corporate bodies and the meetings of the Board Committees on which they sit, unless for a justifiable reason. Directors will participate in the discussions and debates on matters submitted for their consideration.

However, article 21 of the Board Regulations establishes that should it not be possible for a director to attend any of the Board meetings, he or she may grant proxy to another director to

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

represent and vote for him or her. This will be done by a letter, fax, telegram or email sent to the Company with the information required for the proxy director to be able to follow the absent director’s indications.

B.1.29. Indicate the number of meetings the Board of Directors has held during the year. Where applicable, indicate how many times the board has met without the chairman in attendance:

Number of Board Meetings	12
Number of Board Meetings not attended by the Chairman	0

Indicate the number of meetings the board’s different committees have held during the year.

Number of Executive Committee meetings	18
Number of Audit Committee meetings	12
Number of Appointments & Remuneration Committee meetings	0
Number of Appointments Committee meetings	10
Number of Remuneration Committee meetings	9

B.1.30. Indicate the number of meetings the board of directors has held during the year without the attendance of all its members. In calculating this number, non-attendance shall include proxies given without specific instructions:

Number of non-attendances by directors during the year	1
% of non-attendances to total votes during the year	0.69

B.1.31. Indicate whether the individual and consolidated financial statements presented to the board’s approval are certified beforehand:

NO

Where applicable, identify the person(s) who has(have) certified the individual and consolidated financial statements to be filed by the board:

B.1.32. Explain the mechanisms, if any, established by the board of directors to prevent the individual and consolidated financial statements that it files from being presented to the AGM with a qualified auditor’s report.

Article 2 of the BBVA Audit & Compliance Committee’s regulations establishes that the Committee, consisting exclusively of independent directors, will have the task of assisting the Board of Directors in supervising the BBVA Group’s financial statements and in the exercise of its oversight duties for the BBVA Group. The following are included within the scope of its duties: supervising the sufficiency, adequacy and effectiveness of the internal oversight systems and to ensure the accuracy, reliability, scope and clarity of the financial statements of the Company and its consolidated Group in the annual and quarterly reports. This also applies to the accounting and financial information required by the Bank of Spain or other regulatory bodies of countries where the Group operates.

The Committee will verify that the audit schedule is being carried out under the service agreement with suitable periodicity and that it satisfies the requirements of the competent authorities (in particular the Bank of Spain) and the Bank’s governing bodies. It will periodically (at least once a year) request the auditors to provide an assessment of the quality of internal oversight procedures in the Group.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

The Committee will also be apprised of any infractions, situations requiring corrections, or anomalies of relevance that may be detected while the external audit is being carried out. Relevance will mean any circumstances that, on their own or together as a whole, may give rise to significant material damage or impact on the Group’s net worth, earnings or reputation. It is up to the external auditor’s discretion to decide what is of relevance and, in the event of any doubt, the auditor will opt for communication.

B.1.33. Is the company secretary a director?
NO

B.1.34. Explain the appointment and severance procedures for the secretary of the board, indicating whether his/her appointment and severance has been reported to the appointments committee and approved by the board in a plenary meeting.

Appointment and severance procedure

The BBVA Board Regulations establish that the Board of Directors will appoint a secretary from amongst its members, on the basis of a report from the Appointments & Remuneration Committee, unless it resolves to commend these duties to a person other than a Board member. The same procedure will apply to the severance of the secretary from his or her duties.

Does the Appointments Committee have a say in his/her appointment?	YES
Does the Appointments Committee have a say in his/her severance?	YES
Does the Board, in plenary, approve the appointment?	YES
Does the Board, in plenary, approve the severance?	YES

Does the secretary of the board have the duty to take special care in overseeing good governance recommendations?

YES

Observations

Article 23 of the Board Regulations establishes that the secretary, as well as performing the duties attributed by law and by the Company Bylaws, will be concerned with the formal and material legality of the Board’s actions, ensuring they are in compliance with the Company Bylaws, the General Meeting Regulations and the Board Regulations, and that they take into account recommendations on good governance that the Company has underwritten at any time.

B.1.35. Indicate what mechanisms the company has established, if any, to preserve the independence of the auditor, the financial analysts, the investment banks and the rating agencies.

The BBVA Audit & Compliance Committee regulations establish that this Committee’s duties, described in section B.2.3.2., include ensuring the independence of the external audit in two ways:

–	ensuring that the auditors’ warnings, opinions and recommendations cannot be compromised.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

–

establishing the incompatibility between the provision of audit services and the provision of consultancy, unless there are no alternatives in the market to the auditors or companies in the auditors’ group of equal value in terms of their content, quality or efficiency. In such event, the Committee must grant its approval, which can be done in advance by delegation to its chair.

This matter is subjected to special attention by the Audit Committee, which holds periodic meetings with the external auditor, without Bank directors being present, to know the details of the progress and quality of the external audit work, as well as to confirm the independence of the performance of their duties. It also monitors the engagement of consultancy services to ensure compliance with the Committee’s Regulations and the applicable legislation in order to safeguard the independence of the external auditor.

Likewise, in compliance with point six of section 4 of the additional provision 18 to the Securities Exchange Act and article 30 of the BBVA Board Regulations, each year, before the audit report is issued, the Audit & Compliance Committee must submit a report expressing an opinion on the independence of the auditors or audit firms. This report must, in all events, state the provision of any additional services provided to Group entities. The external auditor must also issue a report each year, confirming its independence from BBVA or entities directly or indirectly related to BBVA. The report must also include information on additional services of any kind provided to such entities by said auditors or by persons or entities related to them, pursuant to the Accounts Auditing Act.

In compliance with these obligations, the corresponding reports have been issued on the independence of the auditor.

Additionally, as BBVA shares are listed on the New York stock exchange, the Bank is subject to compliance with the standards established in this respect under the Sarbanes Oxley Act and its ramifications.

B.1.36. Indicate whether the company has changed its external auditor during the year. If so, identify the incoming and outgoing auditors:

NO

Outgoing auditor	Incoming auditor

If there were disagreements with the outgoing auditor, explain their grounds:

NO

B.1.37. Indicate whether the audit firm does other work for the company and/or its group other than the audit. If so, declare the amount of fees received for such work and the percentage of such fees in the total fees charged to the company and/or its group.

YES

	Company	Group	Total
Amount of non-audit work (€k)	860	2,506	3,366
Amount of non-audit work / total amount billed by the audit firm (%)	9.760	15.990	13.750

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

B.1.38. Indicate whether the audit report on the annual financial statements for the previous year contained reservations or qualifications. If so, indicate the reasons given by the chairman of the audit committee to explain the content and scope of such reservations or qualifications.

NO

B.1.39. Indicate the number of consecutive years during which the current audit firm has been doing the audit of the financial statements for the company and/or its group. Indicate the percentage of the number of years audited by the current audit firm to the total number of years in which the annual financial statements have been audited:

	Company	Group
Number of consecutive years	9	9

	Company	Group
Number of years audited by current audit firm / number of years the company has been audited (%)	90.0	90.0

B.1.40. Indicate the holdings of the company’s board members in the capital of institutions that have the same, an equivalent or a supplementary kind of activity to that of the corporate object of the company and its group, that have been communicated to the company. Indicate the posts or duties they exercise in these institutions:

B.1.41. Indicate and, where applicable, give details on the existence of a procedure for directors to engage external advisory services:

YES

Details of the procedure

Article 6 of the BBVA Board Regulations expressly recognises that the directors may request any additional information or advice they require to comply with their duties, and may ask the Board of Directors for expert help from outside the Bank for any matters put to their consideration whose special complexity or importance makes this advisable.

The Audit & Compliance Committee, pursuant to article 31 of the Board Regulations, may engage external advisory services for relevant issues when it considers that these cannot be properly provided by experts or technical staff within the Group on grounds of specialisation or independence.

Under articles 34, 37 and 40 of the Board Regulations, the rest of the Committees may request the advisory services they consider necessary to establish an informed opinion regarding issues within their scope of powers. They will channel the request through the Secretary of the Board.

Indicate and, where applicable, give details on the existence of a procedure for directors to obtain the information they need to prepare the meetings of the governing bodies in sufficient time:

YES

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Details of the procedure

Article 6 of the Board Regulations establishes that directors will be apprised of sufficient information to be able to form their own opinions regarding the questions that the Bank’s governing bodies are empowered to deal with. They may request any additional information or advice they require to comply with their duties. Exercise of these rights will be channelled through the Chairman and/or Secretary of the Board of Directors. The Chairman and/or Secretary will attend to requests by providing the information directly or by establishing suitable arrangements within the organisation for this purpose, unless a specific procedure has been established in the regulations governing the Board Committees.

B.1.43. Indicate and, where applicable give details, whether the company has established rules obliging directors to report and, where applicable, resign under circumstances that may undermine the company’s credit and reputation:

YES

Explanation of the rules

Article 12 of the Board Regulations establishes that directors must apprise the Board of any circumstances affecting them that might harm the Company’s reputation and credit and, in particular, of any criminal charges brought against them and any significant changes that may arise in their standing before the courts.

Directors must place their office at the disposal of the Board and accept its decision regarding their continuity or non-continuity in office. Should the Board resolve they not continue, they will accordingly tender their resignation when, for events that can be traced to the director as such, have cause serious damage to the company’s net worth, credit and/or reputation or no longer displays the commercial and professional honour necessary to hold a Bank directorship.

B.1.44. Indicate whether any board member has informed the company of being sued or having any court proceedings opened against him or her for any of the offences listed in article 124 of the Companies Act:

NO

Indicate whether the board of directors has analysed the case. If so, explain the grounds for the decision reached as to whether or not the director should remain on the board.

NO

Decision taken	Explanation

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

B.2. Board of Directors’ committees

B.2.1. List all the Board of Directors’ committees and their members:

EXECUTIVE COMMITTEE

Name	Position	Type
FRANCISCO GONZÁLEZ RODRÍGUEZ	CHAIRMAN & CEO	EXECUTIVE
ÁNGEL CANO FERNÁNDEZ	MEMBER	EXECUTIVE
ENRIQUE MEDINA FERNÁNDEZ	MEMBER	INDEPENDENT
IGNACIO FERRERO JORDI	MEMBER	INDEPENDENT
JOSÉ MALDONADO RAMOS	MEMBER	OTHER EXTERNAL
JUAN CARLOS ÁLVAREZ MEZQUÍRIZ	MEMBER	INDEPENDENT

AUDIT COMMITTEE

Name	Position	Type
JOSÉ LUIS PALAO GARCÍA-SUELTO	CHAIR	INDEPENDENT
CARLOS LORING MARTÍNEZ DE IRUJO	MEMBER	INDEPENDENT
RAMÓN BUSTAMANTE DE LA MORA	MEMBER	INDEPENDENT
SUSANA RODRÍGUEZ VIDARTE	MEMBER	INDEPENDENT
TOMAS ALFARO DRAKE	MEMBER	INDEPENDENT

APPOINTMENTS COMMITTEE

Name	Position	Type
TOMÁS ALFARO DRAKE	CHAIR	INDEPENDENT
JOSÉ ANTONIO FERNÁNDEZ RIVERO	MEMBER	INDEPENDENT
JOSÉ MALDONADO RAMOS	MEMBER	OTHER EXTERNAL
JUAN CARLOS ÁLVAREZ MEZQUÍRIZ	MEMBER	INDEPENDENT
SUSANA RODRÍGUEZ VIDARTE	MEMBER	INDEPENDENT

REMUNERATION COMMITTEE

Name	Position	Type
CARLOS LORING MARTÍNEZ DE IRUJO	CHAIR	INDEPENDENT
IGNACIO FERRERO JORDI	MEMBER	INDEPENDENT
JOSÉ MALDONADO RAMOS	MEMBER	OTHER EXTERNAL
JUAN PI LLORENS	MEMBER	INDEPENDENT
SUSANA RODRÍGUEZ VIDARTE	MEMBER	INDEPENDENT

RISKS COMMITTEE

Name	Position	Type
JOSÉ ANTONIO FERNÁNDEZ RIVERO	CHAIR	INDEPENDENT
ENRIQUE MEDINA FERNÁNDEZ	MEMBER	INDEPENDENT
JOSÉ LUIS PALAO GARCÍA-SUELTO	MEMBER	INDEPENDENT
JUAN PI LLORENS	MEMBER	INDEPENDENT
RAMÓN BUSTAMANTE DE LA MORA	MEMBER	INDEPENDENT

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

B.2.2. Indicate the duties assigned to the audit committee:

Supervise the process of drawing up the financial information and its integrity for the Company and its Group, reviewing compliance with regulatory requirements, the appropriate scope of the consolidation perimeter and the correct application of accounting principles	YES
Periodically review the systems of internal risk management and oversight to ensure the main risks are properly identified, managed and made known.	YES
Ensure the independence and effectiveness of the internal audit; propose the selection, appointment, re-election and severance of the internal audit officer; propose the budget for the internal audit service; receive periodic information on their activities; and verify that the senior management pay due heed to the conclusions and recommendations of their reports	YES
Establish and supervise a mechanism that enables employees to confidentially and, if this is deemed appropriate, anonymously communicate irregularities they notice within the Company that may be of potential importance, especially financial and accounting irregularities.	YES
Put to the Board the proposals for selection, appointment, re-election and substitution of the external auditor and the terms and conditions of engagement.	YES
Receive regular information from the external auditor on the audit plan and the outcome of its execution, verifying that the senior management takes due note of its recommendations.	YES
Ensure the independence of the external auditor	YES
In the case of groups, help the group auditor take responsibility for the audits of the companies comprising it.	YES

B.2.3. Give a description of the rules governing the organisation and operation of each of the board committees and the responsibilities attributed to each.

Name of the Committee:

APPOINTMENTS COMMITTEE

Brief description:

B.2.3.4. Appointments Committee:

The Board Regulations establish the following:

Article 32. Composition: The Appointments Committee will consist of at least three members, appointed by the Board of Directors, which will also appoint the Committee Chair. All the Committee members must be external directors, with a majority of independent directors. Its Chair must be an independent director. When the Chair cannot be present, his/her duties will be performed by the most senior member of the Committee, and, where more than one person of equal seniority are present, by the eldest.

Article 33. Functions: The functions of the Appointments Committee will be as follows: 1. Draw up and report proposals for appointment and re-election of directors under the terms and conditions established in the first paragraph of article 3 of the Board Regulations. To such end, the Committee will evaluate the skills, knowledge and expertise that the Board requires, as well as the conditions that candidates should display to fill the vacancies arising, assessing the dedication necessary to be able to suitably perform their duties in view of the needs that

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

the Company’s governing bodies may have at any time. The Committee will ensure that when filling new vacancies, the selection procedures are not marred by implicit biases that may hinder the selection of female directors, trying to ensure that women who display the professional profile being sought are included on the shortlists, when there are no or few female directors. When drawing up proposals for the appointment and re-election of directors, the Committee will take into account, in case they are considered suitable, any applications that may be made by any Board member for potential candidates to fill the vacancies. 2. Review the status of each director each year, so that this may be reflected in the Annual Corporate Governance Report. 3. Report on the performance of Chairman of the Board and, where applicable, the Company’s chief executive, such that the Board can make its periodic assessment, under the terms established in the Board Regulations. 4. Should the chairmanship of the Board or the post of chief executive officer fall vacant, the Committee will examine or organise, in the manner it deems suitable, the succession of the Chairman and/or chief executive officer and put corresponding proposals to the Board for an orderly, well-planned succession. 5. Report any appointment and severance of senior managers. 6. Any others that may have been allocated under the Board Regulations or attributed to the Committee by a Board of Directors resolution. In the performance of its duties, the Appointments Committee will consult with the Chairman of the Board and, where applicable, the chief executive officer via the Committee Chair, especially with respect to matters related to executive directors and senior managers.

Article 34. Rules of organisation and operation: The Appointments Committee will meet as often as necessary to perform its duties, convened by its Chair or by whosoever stands in for its Chair pursuant to article 32 of the Board Regulations. The Committee may request the attendance at its sessions of persons with positions in the group that are related to the Committee’s functions. It may also obtain advice as necessary to establish criteria related to its business. This will be done through the Secretary of the Board. The system for convening meetings, quorums, the adoption of resolutions, minutes and other details of its operation will be in accordance with the provisions of the Board of Directors Regulations insofar as they are applicable.

Name of the Committee:

REMUNERATION COMMITTEE

Brief description:

B.2.3.5. Remuneration Committee:

The Board Regulations establish the following:

Article 35. Composition: The Remuneration Committee will consist of at least three members, appointed by the Board of Directors, which will also appoint the Committee Chair. All the Committee members must be external directors, with a majority of independent directors. Its Chair must be an independent director. When the Chair cannot be present, his/her duties will be performed by the most senior member of the Committee, and, where more than one person of equal seniority are present, by the eldest.

Article 36. Functions: The functions of the Remuneration Committee will be as follows:

1. Propose the remuneration system for the Board of Directors as a whole, in accordance with the principles established in the Company Bylaws. This system will deal with the items comprising the system, their amounts and method of payment.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

2. Determine the extent and amount of the remuneration, entitlements and other economic rewards for the Chairman & CEO, the President & COO and, where applicable, other executive directors of the Bank, so that these can be reflected in their contracts. The Committee’s proposals on such matters will be submitted to the Board of Directors.

3. Issue a report on the directors’ remuneration policy each year. This will be submitted to the Board of Directors, which will apprise the Company’s annual General Meeting of this.

4. Propose the remuneration policy for senior management to the Board, and the basic terms and conditions to be contained in their contracts, directly supervising the remuneration of the senior managers responsible for risk management and with compliance functions within the Entity.

5. Propose the remuneration policy to the Board for employees whose professional activities may have a significant impact on the Entity’s risk profile.

6. Oversee observance of the remuneration policy established by the Company and periodically review the remuneration policy applied to executive directors, senior management and employees whose professional activities may have a significant impact on the Entity’s risk profile.

7. Any others that may have been allocated under the Board Regulations or attributed to the Committee by a Board of Directors resolution.

In the performance of its duties, the Remuneration Committee will consult with the Chairman of the Board and, where applicable, the Company’s chief executive officer via the Committee Chair, especially with respect to matters related to executive directors and senior managers.

Article 37. Rules of organisation and operation: The Remuneration Committee will meet as often as necessary to perform its duties, convened by its Chair or by whomever stands in for its Chair pursuant to article 35 of the Board Regulations. The Committee may request the attendance at its sessions of persons with positions in the group that are related to the Committee’s functions. It may also obtain advice as necessary to establish criteria related to its business. This will be done through the Secretary of the Board. The system for convening meetings, quorums, the adoption of resolutions, minutes and other details of its operation will be in accordance with the provisions of the Board of Directors Regulations insofar as they are applicable.

Name of the Committee:

EXECUTIVE COMMITTEE

Brief description:

B.2.3.1. Executive Committee

Article 26 of the Board Regulations establishes the following: In accordance with Company Bylaws, the Board of Directors may appoint an Executive Committee, once two-thirds of its members vote for it and record of the resolution is duly filed at the Companies Registry. It will try to ensure that it has a majority of external directors over the number of executive directors. The Executive Committee will be chaired by the Chairman of the Board of Directors, or when this is not possible, by whomever the Company Bylaws may determine. The Secretary of the Committee will be the Secretary of the Board. If absent, the person the meeting’s members appoint for this purpose will stand in for the Board Secretary.

Article 27 of the Board Regulations establishes the functions of the Executive Committee within the Company, as follows: The Executive Committee will deal with the business that the

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Board of Directors delegates to it in accordance with prevailing legislation or with the Company’s Bylaws. Specifically, the Executive Committee is entrusted with evaluation of the Bank’s system of corporate governance. This will be analysed in the context of the Company’s development and of the results it has obtained, taking into account any regulations that may be passed and recommendations made regarding best market practices, adapting these to the Company’s specific circumstances.

Additionally, article 28 of the Board Regulations establishes the following rules regarding the Committee’s organisation and operation:

The Executive Committee will meet on the dates indicated in the annual calendar of scheduled meetings and when the Chairman or acting chairman so decides.

All other aspects of its organisation and operation will be subject to the provisions the Board Regulations establish for the Board of Directors. Once the minutes of the meeting of the Executive Committee are approved, they will be signed by the Secretary and countersigned by whomever chaired the meeting. Directors will be given access to the approved minutes of the Executive Committee at the beginning of Board meetings, so that they can be apprised of the content of its meetings and the resolutions it has adopted.

Name of the Committee:

Audit & Compliance Committee

Brief description:

B.2.3.2. Audit & Compliance Committee

The Board Regulations establish the following:

Article 29. Composition

The BBVA Audit & Compliance Committee will be formed exclusively by independent directors who are not members of the Bank’s Executive Committee. They are tasked with assisting the Board of Directors in supervising the financial statements and exercising oversight for the BBVA Group. It will have a minimum of four members appointed by the Board in view of their knowledge and expertise in accounting, audit and/or risk management. One of these members will act as Chair, also by Board appointment. Members of the Committee do not necessarily have to be experts in financial matters but must understand the nature of the Group’s businesses and the basic risks associated with them. It is also essential that they be prepared to apply the judgement skills ensuing from their professional experience, with an independent and critical attitude. In any event, the Committee Chair will have experience in financial management and will understand the accounting procedures and standards required by the bodies regulating the sector. The Chair must be replaced every four years and may be re-elected after one year has elapsed since separation from the position.

When the Chair cannot be present, his/her duties will be performed by the most senior member of the Committee, and, where more than one person of equal seniority are present, by the eldest.

The Committee will appoint a Secretary who may or may not be a Committee member but may not be an executive director.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Article 30. Functions

The Committee will have the powers established under the Company Bylaws, with the following scope:

1. Report to the General Meeting on matters that are raised at its meetings on matters within its scope of competence.

2. Supervise the efficacy of the Company’s internal control and oversight, internal audit, where applicable, and the risk-management systems, and discuss with the auditors or audit firms any significant issues in the internal control system detected when the audit is conducted.

3. Supervise the process of drawing up and reporting regulatory financial information.

4. Propose the appointment of auditors or audit firms to the Board of Directors for it to submit the proposal to the General Meeting, in accordance with applicable regulations.

5. Establish correct relations with the auditors or audit firms in order to receive information on any matters that may jeopardise their independence, for examination by the Committee, and any others that have to do with the process of auditing the financial statements; as well as those other communications provided for in laws and standards of audit. It must unfailingly receive written confirmation by the auditors or audit firms each year of their independence with regard to the Entity or entities directly or indirectly related to it, and information on additional services of any kind provided to these entities by said auditors or audit firms, or by persons or entities linked to them as provided under Act 19/1988, 12th July, on the auditing of financial statements.

6. Each year, before the audit report is issued, to submit a report expressing an opinion on the independence of the auditors or audit firms. This report must, in all events, state the provision of any additional services referred to in the previous subsection.

7. Oversee compliance with applicable domestic and international regulations on matters related to money laundering, conduct on the securities markets, data protection and the scope of Group activities with respect to anti-trust regulations. Also to ensure that any requests for action or information made by official authorities in these matters are dealt with in due time and in due form.

8. Ensure that the internal codes of ethics and conduct and securities market trading, as they apply to Group personnel, comply with legislation and are appropriate for the Bank.

9. Especially to enforce compliance with provisions contained in the BBVA Director’s Charter, and ensure that directors satisfy applicable standards regarding their conduct on the securities markets.

10. Any others that may have been allocated under the Board Regulations or attributed to the Committee by a Board of Directors resolution. As part of this objective scope, the Board will detail the duties of the Committee in specific regulations establishing procedures by which it may perform its mission. These will supplement the provisions of the Board Regulations.

Article 31. Rules of organisation and operation

The Audit & Compliance Committee will meet as often as necessary to comply with its functions although an annual calendar of meetings will be drawn up in accordance with its duties.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Executives heading the Accounts & Consolidation, Internal Audit and Regulatory Compliance departments may be invited to attend its meetings and, at the request of these executives, other staff from these departments who have particular knowledge or responsibility in the matters contained in the agenda, can also be invited when their presence at the meeting is deemed appropriate. However, only the Committee members and the Secretary will be present when the results and conclusions of the meeting are evaluated. The Committee may engage external advisory services for relevant issues when it considers that these cannot be properly provided by experts or technical staff within the Group on grounds of specialisation or independence. The Committee may call on the personal co-operation and reports of any employee or member of the management when it considers that this is necessary to carry out its functions with regard to relevant issues. The usual channel for a request of this nature will be through the reporting lines of the Company organisation. However, in exceptional cases the request can be notified directly to the person in question. The system of calling meetings, quorums, the approval of resolutions, minutes and other details of its system of operation will be governed by the provisions of the Board of Directors Regulations insofar as they are applicable and by any specific regulations that might be established for this Committee.

Name of the Committee:

RISKS COMMITTEE

Brief description:

B.2.3.3. Risks Committee:

The Board Regulations establish the following:

Article 38. The Risks Committee will have a majority of external directors, with a minimum of three members, named by the Board of Directors, which will also appoint its Chair. When the Chair cannot be present, his/her duties will be performed by the most senior member of the Committee, and, where more than one person of equal seniority are present, by the eldest.

Article 39. The functions of the Board of Directors’ Risk Committee will be as follows: Analysing and evaluating proposals related to the Group’s risk management and oversight policies and strategy. In particular, these will identify:

a) The risk map;

b) The setting of the level of risk considered acceptable according to the risk profile (expected loss) and capital map (capital at risk) broken down by the Group’s businesses and areas of activity;

c) The internal reporting and oversight systems used to control and manage risks;

d) The measures envisaged for mitigate the impact of the risks identified, in should they materialize. Monitoring the match between risks accepted and the profile established. Analysing and approving any risks that might compromise the Group’s capital adequacy or recurrence of its earnings in view of their size or might entail significant operational or reputation risk. Ensuring that the Group possesses the means, systems, structures and resources benchmarked against best practices to allow implementation of its risk management strategy.

Article 40. The Risks Committee will meet as often as necessary to comply with its duties, convened by its Chair or by whoever stands in for its Chair pursuant to the provisions of the above paragraph, although an annual calendar of meetings will be drawn up in accordance with its tasks. The Committee may request the attendance at its sessions of persons with

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

positions in the group that are related to the Committee’s functions. It may also obtain advice as necessary to establish criteria related to its business. This will be done through the Secretary of the Board. The system of calling meetings, quorums, the adoption of resolutions, minutes and other details of its procedures will be governed by the provisions defined in the Board of Directors Regulations insofar as they are applicable to the Committee and by any specific regulations that might be established.

B.2.4. Indicate the powers of advice, queries and, where applicable, proxies for each of the commissions:

Name of the Committee:

APPOINTMENTS COMMITTEE

Brief description:

SEE SECTION B.2.3.4.

Name of the Committee:

REMUNERATION COMMITTEE

Brief description:

SEE SECTION B.2.3.5.

Name of the Committee:

EXECUTIVE COMMITTEE

Brief description:

Article 45 of the Company Bylaws establishes that BBVA has an Executive Committee, to which the Board has delegated all its powers of administration, except those that the law and/or bylaws deem may not be delegated due to their essential nature.

Article 46 of the Company Bylaws establishes the following: The Executive Committee will meet as often as its Chair or the person acting in his/her stead considers appropriate or at the request of a majority of its members. It will consider matters falling within the responsibility of the Board, which the Board, pursuant to prevailing legislation or these Company Bylaws, resolves to entrust to it. These may include but are not limited to the following powers:

formulate and propose policy guidelines, the criteria to be followed in the preparation of programmes and to fix goals, to examine the proposals put to it in this regard, comparing and evaluating the actions and results of any direct or indirect activity carried out by the Entity; to determine the volume of investment in each individual activity; approve or reject transactions, determining methods and conditions; arrange inspections and internal or external audits of all or any areas of the Entity’s operation; and in general to exercise the authority conferred on it by the Board of Directors.´ Any investment or divestment worth over €50m must be submitted to Executive Committee for approval.

The duties of this committee are detailed in section B.2.3.1.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Name of the Committee

AUDIT COMMITTEE

Brief description

Article 48 of the Company Bylaws establishes that for the supervision both of the financial statements and of the manner in which the control function is exercised, the Board of Directors will have an Audit Committee, which will have the necessary powers and means to perform its duties. The Audit Committee will comprise a minimum of four non-executive directors appointed by the Board of Directors, who have the dedication, capacity and expertise required to pursue their duties. The Board will appoint one of them to chair the Committee, who must be replaced every four years and may be re-elected to the post when one year has elapsed since he/she stood down. At least one of the Audit Committee members must be an independent director and be appointed taking into account his/her knowledge and expertise in accounting, auditing or in both. The maximum number of members on the Committee will be the number established in article 34 of the Company Bylaws. There will always be a majority of non-executive directors. The Committee will have its own set of specific regulations, approved by the Board of Directors. These will determine its duties and establish the procedures to enable it to comply with its mission. In all cases, the arrangements for calling meetings, the quorum and the adoption and documentation of resolutions will be governed by the provisions of the Company Bylaws with respect to the Board of Directors. The Audit Committee will have the powers established by law, by the Board Regulations and by its own regulations.

The duties of this committee are detailed in section B.2.3.2.

Name of the Committee

RISKS COMMITTEE

Brief description

SEE SECTION B.2.3.3.

B.2.5. Indicate, where applicable, the existence of regulations for the board committees, where they can be consulted and any amendments made to them during the year. Indicate whether an annual report on the activities of each committee has been drawn up voluntarily.

Name of the Committee:

APPOINTMENTS COMMITTEE

Brief description:

The Board Regulations, available on the Company’s website, include specific sections regulating the composition, functions and operating rules for each Committee. The Chair of the Appointments Committee presented a report to the BBVA Board of Directors on its activities during 2011, describing the tasks carried out with respect to the appointments, re-elections and severances of directors and other matters, such as the review of the status of the independent directors.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Name of the Committee:

REMUNERATION COMMITTEE

Brief description:

The Chair of the Remuneration Committee presented a report to the BBVA Board of Directors on its activities during 2011, describing the tasks carried out with respect to the annual report on the Board remuneration policy and its amendments as well as the adaption of the BBVA remuneration policy to the new rules on remuneration. During 2011, article 36 of the Board Regulations was amended to adapt the functions of the Committee to the new rules on remuneration.

Name of the Committee:

AUDIT COMMITTEE

Brief description:

The BBVA Audit & Compliance Committee has a set of specific regulations approved by the Board, which govern its operation and powers, amongst other issues. These regulations are available on the Company’s website (www.bbva.com). During 2011, no amendments were made to the Audit & Compliance Committee Regulations. The Board Regulations, as detailed in section B.2.3. of this report, include a specific section for this Committee regulating its composition, functions and operation. During 2011, articles 29 and 30 of the Board Regulations regarding the composition and functions of the Audit & Compliance Committee have been amended to adapt them to Act 12/2010, 30th June, amending the Accounts Audit Act and the Securities Exchange Act. The Chair of the Audit Committee presented the Board of Directors a report on its activities, describing the tasks the Committee carried out with respect to its duties and, especially, with respect to the financial statements of the Bank and its Group, its work with the Group’s external auditors and the core features of the external audit plan for 2011, the monitoring of the internal control on financial information and the communications sent to the Group by the different regulators and the approval of the Regulatory Compliance Plan for the year.

Name of the Committee:

RISKS COMMITTEE

Brief description:

The BBVA Risks Committee has a set of specific regulations approved by the Board, which govern its operation and powers. These regulations are available on the Company’s website (www.bbva.com). During 2011, no amendments were made to the BBVA Risks Committee Regulations. The Board Regulations, as detailed in section B.2.3. of this report, include a specific section for this Committee regulating its composition, functions and operation. During 2011, article 40 of the Board Regulations was amended regarding the organisation and operation of the Risks Committee, to include the Committee’s power to request help at its meetings from people within the organisation whose jobs are related to its functions, and to receive advice from experts. The Chair of the Risks Committee presented a report to the Board of Directors regarding the most significant aspects of the tasks undertaken during the year, including describing the analysis and evaluation of proposals on the Group’s risk policies and strategies on the global risk map; the monitoring of the degree to which the risks borne by the Bank match the profile established and checking of the implementation of proper means, systems and structures to implement its risk management strategy.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

B.2.6. Indicate whether the composition of the executive committee reflects the distribution of different classes of directorship on the Board:

YES

C	RELATED-PARTY TRANSACTIONS

C.1. State whether the board in plenary session has reserved the powers to approve, on the basis of a favourable report from the audit committee or any other entrusted with such a report, the transactions in which the company engages with directors, significant shareholders or shareholders represented on the board or parties related to them:

YES

C.2. List any relevant transactions entailing a transfer of resources or obligations between the company or its group companies, and the company’s significant shareholders:

C.3. List the relevant transactions entailing a transfer of resources or obligations between the company or its group companies, and the company’s directors and/or senior managers:

C.4. List the relevant transactions in which the company has engaged with other companies belonging to the same group, except those that are eliminated in the process of drawing up the consolidated financial statements and that do not form part of the company’s normal course of business with respect to its purpose and conditions:

C.5. Indicate whether the board members have come across any situation of conflicting interests during the year, as defined under article 127 ter of the Companies Act.

NO

C.6. List the mechanisms established to detect, determine and resolve possible conflicts of interest between the company and/or its group, and its directors, managers and/or significant shareholders.

Articles 8 and 9 of the Board Regulations regulate issues relating to possible conflicts of interest as follows:

Article 8.

Directors will act ethically and in good faith. For this reason, directors must notify the Board of any direct or indirect conflict that they might have with the Company’s interests, any stake they might have in a company whose activities are identical, similar or supplementary to the Company’s corporate purpose and the offices or functions which they perform in it. They must also notify the Board of any activities that are identical, similar or supplementary to those pursued by the Company when performed on their own behalf or on behalf of a third party.

Directors must inform the Appointments Committee of their other professional obligations, in case these might interfere with the dedication required to comply with their duties as directors.

Article 9.

Directors must refrain from taking part or intervening in those cases where a conflict of interest with the Company might arise. Directors will not be present when the corporate bodies to which

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

they belong are discussing matters in which they might have a direct or indirect vested interest, or matters that might affect persons with whom they are related or affiliated under legally established terms and conditions.

Directors must also refrain from taking a direct or indirect stake in businesses or enterprises in which Bank or companies of its Group hold an interest, unless such stake was held prior to joining the Board or at the time when the Group took out its holding in such business or enterprise, or unless such companies are listed on domestic or international securities exchanges, or unless authorised to do so by the Board of Directors.

Directors may not use their position in the Company to obtain material gain. Nor may they take advantage directly for themselves or indirectly for persons related to them, of any business opportunity that they have become aware of as a result of their Bank directorship, unless this opportunity has been previously offered to the Bank and the Bank had decided not to take it up and the director has been authorised to do so by its Board. Directors must comply at all times with the applicable provisions of the BBVA Group code of conduct on the securities markets, with legislation and with any other internal codes regarding requests for loans, bank bonds and guarantees made to the financial subsidiaries of the BBVA Group. They must refrain from conducting or from suggesting to a third party any transaction involving shares of the Company and/or its subsidiary, affiliated or associate companies when their directorship has led to possession of privileged or confidential information before such information is known to the public. Since BBVA is a financial institution, it is subject to Act 31/1968 on incompatibilities and limitations of chairs, directors and senior managers in the non-State banking sector. This act states that chairs, deputy chairs, directors and general managers or similar operating in the private-sector banking industry in Spain may not obtain credits, bonds or guarantees from the bank on whose board or management team they work, unless expressly authorised by the Bank of Spain. All the members of the Board and the senior management are subject to the Company’s code of conduct on securities markets. The BBVA Group’s code of conduct on the securities markets is intended to control possible conflicts of interest. It establishes that everyone subject to the code must notify the head of their area and the Regulatory Compliance department of situations that could potentially and under specific circumstances give rise to conflicts of interest that could compromise their impartiality, before they engage in any transaction or conclude any business.

The above notwithstanding, the parties subject to the code have a permanent form filed with the Regulatory Compliance department, which they must keep up to date, with a standard declaration that they are given, declaring certain economic and family affiliations specified in the code.

Where there is any doubt about the existence of conflicts of interest, any party subject to the code must show maximum prudence and notify the head of his/her area and the Regulatory Compliance department of the specific circumstances surrounding their case, so that they may judge the situation for themselves.

C.7. Are more than one of the group’s companies listed in Spain as publicly traded companies?

NO

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Identify subsidiaries listed in Spain:

D	– RISK CONTROL SYSTEMS

D.1. Give a general description of risk policy in the company and/or its group, listing and evaluating the risks dealt with by the system, along with an explanation of how far these systems match the profile of each type of risk.

BBVA believes that excellence in the management of risk is an essential part of its competitive strategy. In accordance with this corporate strategy, the Board of Directors establishes general principles defining the Institution’s target risk profile and approves the risk management and control policy, periodically monitoring the internal reporting and control systems. To enhance its exercise of this function, the Board receives support from the Executive Committee and from a Risks Committee whose core mission is to help it to carry out its duties related to risk management and control. For these purposes, article 39 of the Board Regulations allocates the functions to the Risks Committee that are described below in section D.3. The general guiding principles behind the Group’s definition and monitoring of the risk profile are as follows:

1. The risk function is unique, independent and global; 2. The risks borne must be compatible with the target solvency level. They must be identified, measured and evaluated, and there must be procedures in place to monitor and manage them, as well as robust control and mitigation mechanisms; 3. All the risks must be managed in an integrated manner over their life cycle. The treatment given will differ according to their type, and the portfolios will be actively managed based on a common yardstick (economic capital); 4. The business areas are responsible for proposing and maintaining the risk profile within its scope of accountability and the framework of corporate action (defined as the set of risk policies and procedures), through an appropriate risk infrastructure; 5. The risks infrastructure must be appropriate in terms of people, tools, databases, information systems and procedures, so that it can provide a clear definition of roles and responsibilities, ensuring an efficient allocation of resources between the corporate area and the risk units in the business areas. Based on these principles, the Group has developed an integrated risk management system structured in three main blocks:

–	A corporate structure of risk governance, with firewalls between functions and responsibilities

–	A set of tools, circuits and procedures comprising differentiated management methodologies;

–	A system of internal controls.

The risk function in the Group: Global Risk Management, hereinafter GRM, is distributed over the risks units in the business areas and the Corporate GRM Area. The Corporate GRM Area defines the global strategies and policies, whilst the risk units in the business areas are empowered to propose and maintain each customer’s risk profile within the framework of corporate activity. The Corporate GRM Area combines a view of individual risks types with a global view of the entire business. It comprises the Corporate Risk Management Unit, which covers the different types of financial risk; the Technical Secretariat in charge of technical benchmarking along with the transversal units; Technology & Methodology Committee (risk measurement), and the Validation & Control Committee, comprising internal risk control, corporate operational risk management and internal validation. With this set-up, the risks function ensures firstly the integration, control and management of all the Group’s risks; secondly, the application of standardised risk metrics, policies and principles throughout the entire Group; and thirdly, the necessary level of knowledge of each geographical area and each business. Various committees, including the following, supplement this organisational structure: The Global Internal Control & Operational Risk

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Committee periodically reviews the control environment and operation of the internal control and operational risk models on a Group and unit level. It also monitors and locates the major operational risks to which the Group is exposed, including those of a transversal nature. This Committee becomes the highest instance of operational risk management in the Group. The GRM Management Committee comprises the heads of the risks units in the business areas and the heads of the GRM Corporate Area units. It meets each month to deal with matters including the definition of the Group risks strategy (especially with regard to the policies and structure of the function within the Group), proposes the risk strategy to the Group’s governing bodies for approval, monitors the risk management and control in the Group and, where applicable, adopts the corresponding measures. The GRM Committee comprises the corporate heads of the risk function in the Group and the heads of risk in the different countries. It meets every six months and its scope includes a review of the Group risks strategy and the review and pooling of the main projects and initiatives from the business areas relating to risks. The Risk Management Committee comprises the following permanent members: the head of GRM; the head of Corporate Risk Management and the head of the Technical Secretariat. The remaining members of this Committee are there to deal with the transactions that have to be analysed in each of its meetings. The Committee analyses and decides on the financial programmes and transactions that fall within its mandate and debate those that exceed this, where appropriate passing on the Committee’s opinion to the Risks Committee. The ALCO (Assets & Liability Committee) actively manages the interest rate and exchange rate structural exposure, global liquidity and the Group’s own equity. The Technology & Methodology Committee is the forum where decisions are taken on the hedging of the requirements arising from the business areas’ models and infrastructures within the operational framework established by GRM. The New Products Committee is tasked with studying and, where applicable, approving, the implementation of new products before initiating activities; carrying out the control and subsequent monitoring of the newly authorised products and fostering orderly business practices so that developments can be made within a controlled environment.

CREDIT RISK Credit risk is defined as the loss that may occur arising from the failure by a customer to fulfil the agreed contractual obligations in financial transactions with BBVA or from deterioration of their asset quality. Credit risk management includes managing counter-party risk, issuer risk, liquidation risk and country risk. The Group credit risk management covers the process of analysis prior to taking decisions, the decision, instrumentation and monitoring of the transactions entered into and may end with their recovery. It also covers the entire process of control and reporting at customer, segment, sector, business unit or subsidiary level. Any credit risk decision must be properly evaluated and all customers must be classified for decision by the corresponding body. The main bases underpinning decisions on credit risk are: sufficient generation of customer funds to undertake the repayment of the capital and interest on the credits owed; sufficient net worth solvency and the constitution of adequate, sufficient guarantees to enable an effective recovery of the worth of the transaction. All credit transactions booked and paid up must be accompanied by the basic risk study information and the risk proposal. They must be supported by the approval documents, reflecting the conditions granted by the pertinent body. The Group credit risk management is based on an integrated structure covering all its functions, permitting objective, independent decision-making throughout the life cycle of the risk. The Group has standardised criteria for action and standards of conduct in order to handle credit risk in an independent manner without prejudice to the specialisation of each business unit or the specific legislation prevailing in each country.

In order to guarantee this standardisation, the definitions and proposal of the management criteria for credit risk, circuits, procedures, structure and oversight of the management are the responsibility of the Group Corporate Risks Area. The business units are empowered to manage

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

credit risk according to the pre-defined criteria as part of the decision-making circuit. For retail segments, the following are the key aspects of the decision-making circuit. Authorisation arises from the powers conferred on retail business units, offices and branches and the decisions are taken based on the outcome of scoring tools. Changes in weighting and variables in these tools must be validated by the Group Corporate Risks Area. For wholesale segments, the following are the key aspects of the decision-making circuit: Authorisation arises from the powers conferred according to the rules of delegation and decisions are taken at the respective Risks Committees. The decisions adopted at the Risks Committees are not collegiate but joint and several, the person with the highest level of empowerment deciding the criterion. The rules of delegation specify those cases where the decision on policies for customers or transactions cannot be delegated due to reputational or other risks that the governing bodies deem opportune. In other cases, the delegation will be given based on an iso-risk curve as a function of the BBVA rating validated by the Corporate Risk Area. This means that the main risks with customers or transactions in each business unit are decided at the level of the Corporate Risk Area Committees or higher. The criteria for developing and using scoring and rating tools are established by the Central Corporate Risks Area. They include the construction, implementation and monitoring of the models from Corporate Risk Management and the importance that the Corporate Risk Management gives to calculating economic capital, expected loss, customer monitoring, pricing, etc. Based on the powers conferred by the governing bodies to the BBVA Group’s President & Chief Operating Office and in accordance with the delegation rules, the Corporate Risks Area is responsible for proposing the terms of delegation for each of the business units. This proposal will at all times be coherent with the characteristics of each unit’s business; its relative size in terms of economic capital; the extent to which the Group’s decision-making circuits, procedures and standardised tools have been implemented; and the appropriate organisational structure for proper credit risk management. Periodic validation tests will be carried out on the risk measurement models used by the Group to estimate the maximum loss that may have occurred in positions considered at a certain level of probability (back testing), and to measure the impact of extreme market swings on the Group’s risk positions (stress testing). The BBVA Research Department also carries out stress analyses, simulating historic crisis scenarios and evaluating the impact that would arise as a result of profound alterations in the markets.

STRUCTURAL RISKS. Structural interest rate risk. Managing the interest risk on the balance sheet aims to maintain the BBVA Group exposure to changes of market interest rates at levels in line with its risk profile and strategy. To do so, the ALCO actively manages the balance sheet by trades made to optimise the level of risk incurred with regard to expected earnings and to comply with the highest levels of tolerable risk. The ALCO activities are underpinned by interest risk measurements calculated by the Risks Area. Acting as an independent unit, this area regularly quantifies the impact that a market interest rate variation of 100 basis points would have on the BBVA Group net interest income and economic value. The Group also uses interest rate curves simulation models to calculate the probabilities of the economic capital (estimated maximum loss in economic value) and the income at risk (estimated maximum loss in net interest income) arising from the structural interest risk of the banking activity (excluding Treasury). Additionally, it carries out periodic stress testing and scenario analyses to complete the assessment of the Group’s interest risk profile. All risk measurements are subsequently analysed and monitored. The Group’s governing and management bodies are informed of the levels of risk undertaken and their degree of compliance with the limits authorised by the Executive Committee.

Structural exchange risk. Structural exchange risk mainly originates in exposure to changes in exchange rates arising in the BBVA Group’s non-euro subsidiaries and the provisions made for branches outside Spain that are financed in a currency other than that of the loan-book. The

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

ALCO is tasked with actively managing the exchange rate risk by drawing up hedging policies to minimise the impact on the Group’s capital ratios from fluctuations in exchange rates, in accordance with its expectations for evolution, and guaranteeing the counter-value in euros of the foreign currency earnings that its subsidiaries are expected to achieve.

Structural exchange risk management is based on the measurements taken by the Risks Area using a simulation modelling of exchange rate scenarios. This makes it possible to quantify variations in value that could occur for a given confidence level and a predetermined timeframe. The Executive Committee authorises the limits and alerts structure for these risks, which include a sub-limit for economic capital (unexpected loss caused due to the exchange risk of equity stakes financed in a foreign currency).

Structural equities risk. The Group’s exposure to structural equities risk mainly arises from its holdings in industrial and financial companies with mid-term and long-term investment horizons. Its exposure is reduced by the short net positions maintained in derivative instruments on the same underlying assets in order to limit the portfolio’s sensitivity to potential drops in prices. The Risks Area is responsible for effectively measuring and monitoring the structural equities risk by assessing sensitivity and the capital needed to hedge possible unexpected losses due to variations in the value of the companies comprising the Group’s investment portfolio. It does so with a confidence level that matches the entity’s objective rating, taking into account the liquidity of each holding and the statistical performance of the assets in question. These measurements are shored up with stress testing, back testing and scenario analysis.

Liquidity risk. The short-term aim of risk control, monitoring and management is to ensure the BBVA Group can meet its payment commitments in due time and form, without having to raise funds under suboptimal conditions or damage the image and reputation of the entities. In the medium term, its aim is to monitor the suitability of the Group’s financial structure and its evolution within the framework of the financial and market conditions and regulatory changes. The Group’s liquidity and structural funding management is based on the principle that each entity be financially independent. This approach helps to prevent and cap liquidity risk by making the Group less vulnerable during periods of high risk. Liquidity risk management and monitoring is comprehensively carried out in each of the Group’s business units with a twofold focus (short and long term). The short-term focus covers a period up to 366 days and centres on managing wholesale payments and collections and on market trading, and the possible liquidity requirements of the Bank as a whole. The medium-term structural focus deals with the financial management of the consolidated balance sheet over a period of 366 days or more.

Integrated liquidity management is the responsibility of the ALCO in each business unit. Reporting to the Finance Department, the Financial Management Unit analyses the implications (in terms of funding and liquidity) of the different Group projects and their compatibility with the target funding structure and the status of the financial markets. In the light of the budgets approved, the Financial Management Unit executes the decisions made by the ALCO and manages liquidity risk in accordance with a wide range of limits, sub-limits and alerts approved by the Executive Committee. These are independently measured and controlled by the Risks Area, in addition to providing managers with the support tools and metrics required for decision-making. Each of the local risks areas, all independent from the local manager, comply with the corporate principles of liquidity risk control established by the Structural Market Risks Unit for the Group as a whole from GRM. At the level of each entity, the managing areas request and propose a set of quantitative and qualitative limits and alerts related to both short- and mid-term liquidity risk. These are agreed with GRM and the limit controls are then put to the Bank’s Board of Directors through the bodies authorised for approval at least once a year. The proposals made by GRM are based on the

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Group’s level of risk tolerance and adapted to local market conditions. The Liquidity & Funding Manual implemented throughout the entire BBVA Group in 2011 involved strict rules for liquidity risk management, not only relating to limits and alerts but also procedures. Thus, GRM carries out periodic measurements of the risk incurred and monitors limit consumption, developing management tools and adapting evaluation models, carrying out regular stress tests and reporting liquidity risk levels to the ALCO and senior management monthly and to managing areas and the Risk Management Committee on a more frequent basis. Under the prevailing Contingency Plan, the Liquidity Committee sets out the frequency for notification and the nature of the information to be reported at the behest of the Technical Liquidity Group (hereinafter, TLG). In the event of an alert or sign of a possible crisis, the TLG carries out an initial analysis of the short- or long-term liquidity situation of the entity affected. The TLG comprises members from the areas involved in the management and monitoring of liquidity and funding from each entity. When such alerts highlight a critical situation, the TLG reports to the Liquidity Committee, which is made up of the heads of the corresponding areas. If necessary, the Liquidity Committee is tasked with calling a meeting of the Funding Committee, which comprises the President & COO and the heads of the Finance, GRM, Corporate & Investment Banking, and the business areas of the country in question.

OPERATIONAL RISK. Operational risk is the risk of loss due to human error, inadequate or defective internal processes, system failures or external events. This definition includes legal risk and excludes strategic and/or business risk.

Operational risk is inherent to all banking activities, products, systems and processes and arises from a wide range of causes (processes; internal and external fraud; technology; human resources; suppliers; trading practices and disasters). Operational risk management forms part of the Group’s Global Risk Management structure. With a view to continuously improving the operational risk management model, an integrated internal control and operational risk methodology was rolled out in 2011. This enables the risks identified through the Group’s processes inventory module to be linked to its organisational units. It creates improved methods for identifying and prioritising residual risks and linking them to the processes, establishing a target risk level for each risk that, following comparison with the residual risk, identifies gaps to be managed. The Group has developed a new corporate software application to provide the necessary support for this methodology. The operational risk management framework defined by the BBVA Group includes a governance structure based on three lines of defence with clear delimitation of responsibilities: policies, criteria and processes that are common to the entire Group; systems to identify, measure, monitor, control and mitigate operational risks; and tools and methodologies to quantify operational risks in terms of capital. The BBVA operational risk management is carried out by the business and support units that form part of the country framework. Each country has an Internal Control & Operational Risk Unit. The business and support areas, in turn, have Internal Control & Operational Risk Units that report up to the country level units. This gives the Group insight at the process level, which is where risks are identified and prioritised and mitigation decisions made. As a whole, it also affords a macro perspective at different levels. Every business and support unit has one or more Internal Control & Operational Risk Committees that meet quarterly to analyse the information generated by the tools and take mitigation decisions as needed. The Country-level Internal Control & Operational Risk Committees above deal with major-impact risks and their related mitigation plans and risks that cut across several areas. At the top of this committee structure is the Global Internal Control & Operational Risk Committee, which carries out overall monitoring of the Group’s principal operational risks. Its work is overseen by the Board of Directors, which is responsible for the highest level of operational risk management within the Group.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

The Group’s operational risk management is constructed around the following value drivers from the Advanced Measurement Approach model (AMA):

Actively managing operational risk and factoring it into day-to-day management decisions entails:

1. Knowledge of actual losses associated with this risk (SIRO database).

2. Identifying, prioritising and managing potential and actual risks.

3. Using indicators to analyse operational risk performance over time, define alerts and check the effectiveness of risk-related controls.

These measures enable the Group to anticipate risk and make control and business decisions as well as to prioritise mitigation efforts for significant risks, thereby limiting the Group exposure to extreme events. They enhance the control environment and strengthen corporate culture as well as generating a positive impact on its reputation.

D.2. Indicate if any of the risks facing the company and/or its group (operational, technological, financial, legal, reputational, tax, etc) have materialised.

YES

If so, indicate the circumstances and whether the control systems worked properly:

Risk materialised in the financial year

See following sections

Circumstances that led to this

Risk is inherent to financial activities and therefore the materialisation of risk, to a greater or lesser degree, is absolutely unavoidable.

Operation of the control systems

The Bank has sophisticated risk measurement and control systems and tools, for each kind of risk, that limit the maximum impact of risks, should they materialise. The control systems have functioned satisfactorily during 2011. Below, we give details on the most relevant parameters for risk management in the BBA Group for the year:

CREDIT RISK

Mitigation of credit risk, collateral and other loan enhancements, including hedging and risk mitigation policies: Maximum exposure to credit risk, in most cases, is reduced by collateral, credit enhancement and other actions that mitigate the Group’s exposure. The hedging and mitigation policy in the Group stems from its core concept of what the banking business is, with a strong focus on relational banking. Thus, the demand for collateral may be a necessary but not sufficient instrument when granting risks, since the risks the Group accepts require a prior check on the borrowers’ repayment capacity and/or that the borrowers can generate sufficient resources to afford to pay off the risk taken on under the agreed conditions. Consequently, the risk acceptance policy is instrumented at three different levels within the BBVA Group: analysis of the financial risk of the transaction, based on the borrowers’ capacity to repay or generate funds; where applicable, constitution of suitable guarantees for the risk accepted (in any of the generally acceptable forms; money, security rights, personal or hedge guarantees); and finally, valuation of the recovery risk (asset liquidity) on the guarantees received. The procedures for managing and valuing collateral are described in the

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Internal Credit Risk Management Policies Manual (retail and wholesale), which establish the basic principles for credit risk management, including the management of the collateral and guarantees received in transactions with customers. The methods used to value the collateral reflect best market practices and entail the use of appraisals of the property-based collateral, the market price of exchange-traded securities, the listed values of the units in mutual funds, etc. All collateral must be correctly instrumented and duly registered. It must also be approved by the Group’s Legal Affairs units.

The following is a description of the main collateral received for each category of financial instruments:

Trading portfolio: The collateral or credit enhancement obtained directly from the issuer or counterparty are implicit in the clauses of the instrument. Derivatives of tradable instruments and hedges: credit risk is minimised by contractual clearing agreements, in which derivative assets and liabilities with the same counterparty are netted out for settlement. There may also be other kinds of collateral, depending on the solvency of the counterparty and the nature of the transaction. The BBVA Group has a broad range of credit derivatives. Under these contracts, the Group buys or sells protection over a share or an index. The Group uses credit derivatives to mitigate the credit risk on its loan book and other cash positions and to hedge the risks accepted in market transactions with other customers and counterparties. The credit derivatives can use different payment and clearance agreements, in compliance with the International Swaps & Derivatives Association (ISDA). The triggers of the agreement include the bankruptcy of the financial institution of reference, acceleration in the accumulation of debt, failure to pay, restructuring and winding up of the entity. Other financial assets at fair value with changes in losses and gains and financial assets booked as available for sale: the collateral or credit enhancement obtained directly from the issuer or counterparty are an inherent part of the instrument’s structure.

Credit investments: – Deposits in financial institutions: these usually simply have a personal guarantee from the counterparty. – Customer credit: most transactions include a personal guarantee from the counterparty. On top of that, security rights may also be attached to secure the customer credit transactions (such as mortgage or money guarantees, pledges of security certificates or other security rights) or other kinds of credit enhancement may be sought (underwriting, hedging, etc). – Securities representing debt: the collateral or credit enhancement obtained directly from the issuer or counterparty are an inherent part of the instrument’s structure. Portfolio of investments held to maturity: the collateral or credit enhancement obtained directly from the issuer or counterparty are an inherent part of the instrument’s structure. Financial guarantees, other contingent liabilities and risks available for third parties: These have the personal guarantee of the counterparty. At 31st December 2011, the weighted average of the amount outstanding on the mortgage loan-book was 53.1% of the value of the collateral. Unimpaired matured financial assets:

The balance on matured financial assets that are due but unimpaired at 31st December 2011, including any amount outstanding on that date, is €1,670m. Of these, 64.8% have been outstanding for less than one month; 18.6% between one and two months; and 16.6% have been outstanding for between 2 or 3 months since their due date.

Doubtful or impaired assets and impairment losses: The balance of doubtful contingent risks or impaired financial assets at 31st December 2011 was €16,027m. Of this sum, €15,685m come from the loan book and €123m from AFS debt securities At 31st December 2011, the amount of impaired contingent liabilities was €219m. Changes have been booked during 2011 for impaired financial assets and contingent risks. A total of €13,045m have been added;

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

€9,082m have been recovered; €4,093m have been charged down and €221m have been booked as exchange rate and other differences. The non-performing asset ratio on the Group’s “Customer Lending” and “Contingent Risks” at 31st December 2011 was 3.96%. This was down 1.4 decimal points against the previous year. Renegotiated financial assets: At 31st December 2011 the amount of financial assets that would have been in an irregular situation had their conditions not been renegotiated was not significant relative to the BBVA Group’s total loan book. MARKET RISK Market risk in 2011: The BBVA Group’s exposure to markets went down in 2011 against previous years. The average market risk in the year was €24m (benchmarked against gross VaR). The change in the Group’s market risk profile from 2010 to 2011 is mainly due to the 24% reduction in Wholesale Banking Europe (whose daily average VaR in 2011 was €16m), but also to the 39% fall in the Wholesale Banking Bancomer business (average daily VaR in 2011 €5m).

D.3. Indicate whether there is any committee or other governing body in charge of establishing and supervising these control systems.

YES

If so, give details of what their duties are

Name of the Committee or Body

RISKS COMMITTEE

Description of duties

According to the recommendations of the Basel Committee, monitoring and supervision of risk management at financial entities is the duty of the Board of Directors. This body holds ultimate responsibility for approval and periodic review of the Bank’s risk strategies and policies, which reflect its risk tolerance and the expected level of return. However, the growing complexity of risk management at financial entities requires them to define a risk profile that matches their strategic goals. They must advance gradually, as circumstances permit, towards a model that establishes a system of empowerment and delegation based on amounts and ratings. This also applies to active monitoring of exposure to quantifiable risks by a map of capital at risk, expected losses and control over non-quantifiable risks. Since the analysis and periodic tracking of risk management is one of the duties of the Bank’s governing bodies, it has set up a specific Board committee for this purpose. Within the scope of its mandate, this committee must apply the necessary dedication to analyse the way risk is handled throughout the entire Group. Consequently, the Board’s Risk Committee has been assigned the following duties, in accordance with the Board Regulations: Analyse and evaluate proposals related to the Group’s risk management and oversight policies and strategy. In particular, these will identify: a) establishing the level of risk deemed acceptable according to the risk profile (expected loss) and capital map (capital at risk) broken down by the Group’s businesses and areas of activity; b) the internal reporting and internal control systems used to oversee and manage risks; c) the measures established to mitigate the impact of the risks identified, should they materialise. Monitor the match between risks accepted and the profile established. Evaluate and approve any risks whose size might compromise the Group’s capital adequacy or recurrence of its earnings or that might entail operational or reputational risks. Ensure that the Group possesses the means, systems, structures and resources benchmarked against best practices to allow implementation of its risk management strategy.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

D.4. Identify and describe the compliance processes for the regulations and standards affecting the company and/or its group.

The Group’s Risks function is the authority of first instance with regard to compliance with the entire set of financial and operational risk regulations affecting the Bank and its Group. As explained above, the Group has ensured that this function enjoys due independence from the business units to allow it to enforce not just regulatory compliance but also compliance with the strictest standards and most advanced practices. A specific unit has been established for internal risk control. Its mission is to enforce and validate the existence of a pre-defined policy, process and set of measures for each risk type identified within the Group, and those risk types that could have a potential impact on the Group. There are also two basic mechanisms to enforce compliance with the various sets of regulations affecting the Group’s companies. These are based on controls that are applied by the following areas. The Internal Audit area monitors compliance with internal procedures and their adaptation to regulatory requirements. The purpose of the Compliance area is to enforce global compliance with legal requirements that affect the Group. Within the scope of risk management, there are already internal models approved by the Supervisor for the calculation of capital consumption for market risk, credit risk in Spain, credit card risk in Mexico and operational risk in Spain and in Mexico. The Internal Validation Area similarly ensures that the capital consumption of the approved internal credit and operational risk models comply with the regulatory requirements. The Group is actively co-operating with the supervisors to move forward in a consistent and co-ordinated fashion with validation of the advanced models.

E – GENERAL	MEETING

E.1. Indicate, and where applicable give details, whether there are any differences from the minimum standards established under the Companies Act with respect to the quorum and constitution of the General Meeting.

YES

	% quorum different from quorum in art. 102 of the Companies Act	% quorum different from quorum in art. 103 of the Companies Act, for the special cases cited in art. 103
Quorum required at first summons	0	66.670
Quorum required at second summons	0	60.000

Description of differences

Article 194 of the Corporate Enterprises Act establishes that in order for a General Meeting (whether annual or extraordinary) to validly resolve to increase or reduce capital or any other amendment to the bylaws, bond issuance, the suppression or limitation of pre-emptive subscription rights over new shares, or the transformation, merger or spin-off of the company or global assignment of assets and liabilities or the offshoring of domicile, the shareholders present and represented at first summons must possess at least fifty per cent of the subscribed capital with voting rights

At second summons, twenty-five per cent of said capital will be sufficient.

The above notwithstanding, article 25 of the BBVA Bylaws establish that a reinforced quorum of two thirds of subscribed capital is required at first summons and of 60% of said capital at second

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

summons, in order for the following resolutions to be validly adopted: substitution of the corporate purpose, transformation, total spin-off, winding-up of the Company and amendment of the article in the bylaws establishing this reinforced quorum.

E.2. Indicate, and where applicable give details, whether there are any differences from the minimum standards established under the Companies Act with respect to the adoption of corporate resolutions:

NO

Describe any differences from the guidelines established under the Companies Act.

E.3. List all shareholders’ rights regarding the general meetings other than those established under the Companies Act.

There are no shareholders’ rights in the Company other than those established under the Corporate Enterprises Act with respect to General Meetings.

Shareholders’ rights in this respect are also shown in detail in the General Meeting Regulations, which are publicly available on the Company website.

E.4. Indicate measures adopted, if any, to encourage shareholder participation at General Meetings.

In order to encourage the participation of its wide base of shareholders in its General Meetings, apart from establishing all the information channels required by law, BBVA also sends an attendance card to the domicile of all shareholders with the right to attend. This gives the shareholders the agenda and information on the date, time and place where the General Meeting is to be held sufficiently in advance of that date.

It also posts information on the General Meeting to its website, with the agenda, details on its arrangements, the proposed resolutions that the Board of Directors will put to it and the channels of communication between the Company and its shareholders, via which shareholders may apply for further details regarding the General Meeting.

To facilitate our shareholders’ participation in the General Meetings, article 31 of the Company Bylaws establishes a procedure to enable shareholders that are not planning to attend the General Meeting to vote by proxy or remotely. This procedure has been used in all General Meetings held over recent years.

In this manner, and in accordance with the law and the Company Bylaws, shareholders may delegate their voting rights or submit their vote by post, e-mail or any other remote communication media, provided the voter’s identity is duly guaranteed.

The Company has an e-Forum for its shareholders on the website (www.bbva.com), pursuant to article 539.2 of the Corporate Enterprises Act.

Votes and proxies can also be sent via e-mail, through the Bank’s website (www.bbva.com), following the instructions given there. This information is available in English and Spanish.

E.5. Indicate whether the General Meeting is chaired by the chairman of the board of directors. List measures, if any, adopted to guarantee the independence and correct operation of the General Meeting:

YES

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Details of the measures

Article 26 of the Company Bylaws establishes that: The Chairman of the General Meeting will be Chairman of the Board of Directors. When this is not possible, it will be the Deputy Chairman. Should there be several Deputy Chairmen, the order established by the Board of Directors itself when appointing them will be followed. Otherwise, age seniority will prevail. Where none of the above are available, the General Meeting will be chaired by the director appointed by the Board of Directors for that purpose. The Secretary of the Board will act as Secretary of the General Meeting, and when this is not possible, the Deputy Secretary. If this is not possible, the Secretary of the General Meeting will be the person the Board of Directors appoints in his/her stead.

Correct operation of the General Meeting is guaranteed under the General Meeting Regulations approved by the Company shareholders at the General Meeting, February 2004 and amended by the General Meeting, 11th March 2011. The Bank is planning to amend certain articles in the General Meeting Regulations in the forthcoming General Meeting scheduled for March 2012, in order to adapt them to the Corporate Enterprises Act in the wording given under Act 25/2011, 1st August, and to match them to the Company Bylaws.

General Meetings will be convened at the initiative of and according to the agenda determined by the Board of Directors, which must necessarily convene them whenever it deems this necessary or advisable for the Company’s interests, and in any case on the dates or in the periods determined by law and the Company Bylaws. A General Meeting must also be convened if requested by one or several shareholders representing at least five per cent of the share capital. The request must expressly state the business to be dealt with. In such event, the Board of Directors must call the General Meeting so that it is held within the legally established period as of the date on which the Board of Directors is served duly attested notice to call it. The agenda must without fail include the business to which the request for a Meeting referred.

The Notice of Meeting will indicate the date, time and place of the Meeting at first summons and its agenda, which will state all the business that the Meeting will deal with, and any other references that may be required by law. It must also state the date on which the General Meeting will be held at second summons. At least twenty-four hours must be allowed to elapse between the Meetings held at first and second summons.

The Notice of General Meeting will state the shareholders’ right, as of the date of its publication, to immediately obtain at the registered office any proposed resolutions, reports and other documents required by law and by the Bylaws, immediately and free of charge.

It will also include necessary details regarding shareholder information services, indicating telephone numbers, e-mail addresses, offices and opening hours.

Once the Notice has been published, documents relating to the General Meeting will be posted to the Company website, with information on the agenda, the proposals from the Board of Directors, and any relevant information shareholders may need to vote.

Where applicable, information will be provided on how to follow or attend the General Meeting using remote media, when this has been established, pursuant to the Company Bylaws. Information on anything else considered useful or convenient for the shareholders for such purposes will also be included.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Shareholder representing at least five percent of the share capital may requisition publication of a supplement to the Notice calling a General Meeting, adding one or more agenda items. The right to do this may be enforced by duly attested notification to the Bank registered office within five days after the Notice of Meeting is published. The supplement to the Notice of Meeting must be published at least fifteen days prior to the date on which the General Meeting is scheduled.

Pursuant to applicable legislation, the Company will establish an Online Shareholder Forum on its website on the occasion of each General Meeting, providing duly secured access both for individual shareholders and any voluntary associations that may be set up, in order to facilitate their communication in advance of the General Meeting. Shareholders may post proposals on the Online Forum that they intend to present as supplements to the agenda announced in the Notice of Meeting, requests to second such proposals, initiatives to reach the threshold for minority rights established by law, and offers or requests for voluntary proxy.

Until the seventh day before the General Meeting date, shareholders may ask the Board for information or clarification, or submit written questions regarding agenda items and information available to the public that the company may have been provided by the CNMV (Spanish securities exchange commission) since the last General Meeting was held. After this deadline, shareholders have the right to request information and clarification or ask questions during the General Meeting as established under article 18 of the General Meeting Regulations.

The right to information may be exercised through the Company website, which will disseminate the lines of communication open between the Company and its shareholders and explain how shareholders may enforce this right. It will indicate the postal and e-mail addresses which shareholders may use to contact the Company for such purposes.

The General Meeting that the Company holds may be attended by anyone owning the minimum number of shares established in the Bylaws, providing that, five days before the date on which the General Meeting is to be held, their ownership is recorded on the corresponding company ledgers and they retain at least this same number of shares until the General Meeting is actually held. Holders of fewer shares may group together until achieving the required number, appointing a representative. Any shareholder entitled to attend maybe represented by another person, who need not necessarily be a shareholder.

The Company Bylaws establish that shareholders may vote by proxy or by post, e-mail or any other remote communication media, provided the voter’s identity is duly guaranteed in the manner described in sections E.4., E.9. and E.10. of this report and articles 8 to 10 of the General Meeting Regulations. The General Meetings will be held in such manner as to guarantee the shareholders’ participation and exercise of voting rights. The Company will take such measures as it deems necessary to preserve order in running the General Meeting.

Appropriate means of surveillance, protection and law enforcement will be established for each General Meeting. These will include such entrance control and identification systems as may be deemed suitable at any time in view of the circumstances under which the sessions are held.

The General Meeting Regulations contain clauses on how the attendance list is to be drawn up, how the General Meetings are to be organised and how the proposed resolutions are to be voted in such a way as to guarantee the smooth running of the Meetings.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

E.6. Indicate any changes brought into the General Meeting Regulations during the year.

The General Meeting, 11th March 2011, approved the following amendments to the General Meeting Regulations: Article 2. Categories of General Meetings, to adapt this to the wording of articles 163 to 165 of the Corporate Enterprises Act; Article 3. Powers of the General Meeting, to adapt it to the Company Bylaws, pursuant to article 160 of the Corporate Enterprises Act. Article 4. Notice of Meeting, to substitute the 15 day period by the period applicable under prevailing legislation; Article 5. Publication of the Notice of Meeting, to include new aspects regarding the suppression of the requirement for publication in the press and to include a section on the supplement to the Notice of Meeting and the online shareholder forum; Article 9. Proxies for the General Meeting, to adapt it to the Company Bylaws and suppress the requirement that the proxy be a shareholder; Article 10. Public call for proxy, to suppress a reference to the Companies Act; Article 11. Place and organisation, to adapt it to the wording of article 175 of the Corporate Enterprises Act. Article 18. Organisation of the General Meetings and Article 20. Adoption of resolutions, to adapt these to the terminology in the Corporate Enterprisess Act.

Detailed explanation of these amendments can be found in the Directors Report explaining the proposal, made available to shareholders when the General Meeting in question was called.

E.7. Give attendance data on the general meetings held during the year to which this report refers:

Attendance figures
Date of general meeting	% shareholders present	% attending by proxy	% voting remotely		Total
			E-voting	Others
11/MAR/2011	2.550	44.050	0.020	19.100	65.720

E.8. Briefly indicate the resolutions adopted at the General Meetings held during the year and the percentage of votes by which each resolution was passed.

A summary is given below of the resolutions adopted at the General Meeting, 11th March 2011, along with the percentage of votes by which each was passed.

ITEM ONE. – Examination and approval of the annual financial statements (balance sheet, income statement, statement of changes in net equity, cash flow statement and annual report) and the management report for Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group. Allocation of profits; dividend payout. Approval of corporate management. All these refer to the year ending 31st December 2010.

Resolution One adopted by 99.42%:

–	Number of votes issued: 2,951,300,056

–	Number of votes in favour: 2,934,089,584

–	Number of votes against: 9,207,246

–	Number of abstentions: 8,003,226

ITEM TWO.- Adoption, where forthcoming, of the following resolutions on the ratification and re-election of Board members:

2.1. Re-election of Mr Tomás Alfaro Drake

2.2. Re-election of Mr Juan Carlos Álvarez Mezquíriz

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

2.3. Re-election of Mr Carlos Loring Martínez de Irujo

2.4. Re-election of Ms Susana Rodríguez Vidarte

2.5. Ratification and re-election of Mr José Luis Palao García-Suelto

Pursuant to paragraph 2 of article 34 of the Company Bylaws, determination of the number of directors whatever the number may be, in compliance with the resolutions adopted under this agenda item, which will be reported to the General Meeting for all due effects.

Resolution 2.1 adopted by 99.58%:

–	Number of votes issued: 2,951,300,056

–	Number of votes in favour: 2,938,910,550

–	Number of votes against: 8,780,115

–	Number of abstentions: 3,609,391

Resolution 2.2 adopted by 99.13%:

–	Number of votes issued: 2,951,300,056

–	Number of votes in favour: 2,925,746,933

–	Number of votes against: 21,475,343

–	Number of abstentions: 4,077,780

Resolution 2.3 adopted by 98.78%:

–	Number of votes issued: 2,951,300,056

–	Number of votes in favour: 2,915,354,015

–	Number of votes against: 32,338,935

–	Number of abstentions: 3,607,106

Resolution 2.4 adopted by 98.38%:

–	Number of votes issued: 2,951,300,056

–	Number of votes in favour: 2,903,482,496

–	Number of votes against: 43,030,086

–	Number of abstentions: 4,787,474

Resolution 2.5 adopted by 99.56%

–	Number of votes issued: 2,951,300,056

–	Number of votes in favour: 2,938,405,357

–	Number of votes against: 9,293,251

–	Number of abstentions: 3,601,448

ITEM THREE. – Examination and approval of the merger plan for Banco Bilbao Vizcaya Argentaria, S.A. (absorbing company) and Finanzia Banco de Crédito, S.A. (Unipersonal) (absorbed company); approval of the balance-sheet of Banco Bilbao Vizcaya Argentaria, S.A. for the year ending 31st December 2010 as merger balance sheet, verified by the Company Auditors.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Approval of the merger between the companies Banco Bilbao Vizcaya Argentaria, S.A. (absorbing company) and Finanzia Banco de Crédito, S.A. (Unipersonal) (absorbed company). All this will comply with the provisions of the aforementioned merger plan. Application of the special tax scheme established under chapter VIII of title VII of the Corporation Tax Act (Consolidated Text) to the merger.

Resolution Three adopted by 99.93%:

–	Number of votes issued: 2,951,300,056

–	Number of votes in favour: 2,949,292,233

–	Number of votes against: 1,036,961

–	Number of abstentions: 970,862

ITEM FOUR. – Conferral of authority on the Board of Directors, pursuant to article 297.1.b) of the Corporate Enterprises Act, to increase share capital, over a period of five years, up to a maximum amount corresponding to 50% of the Company’s share capital on the date of the authorisation, on one or several occasions, to the amount that the Board decides, by issuing new ordinary or preferred shares with or without voting rights or shares of any other kind permitted by law, including redeemable shares; envisaging the possibility of incomplete subscription pursuant to article 311 of the Corporate Enterprises Act; and conferring authority to amend article 5 of the Company Bylaws. Likewise, confer authority, under the terms and conditions of article 506 of the Corporate Enterprises Act, to exclude pre-emptive subscription rights over said share issues. This authority will be limited to 20% of the Company’s share capital.

Resolution Four adopted by 92.69%:

–	Number of votes issued: 2,951,300,056

–	Number of votes in favour: 2,735,517,823

–	Number of votes against: 209,337,388

–	Number of abstentions: 6,444,845

ITEM FIVE. – Approve two capital increases chargeable to reserves in order to comply with the shareholder remuneration schedule for 2011:

5.1 Increase the share capital by the amount to be determined according to the terms of the resolution, by issuance of new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently outstanding, to be charged to voluntary reserves coming from undistributed earnings. Express recognition of possibly incomplete subscription. Conferral of authority on the board of directors to establish the conditions of the increase insofar as these are not established by this General Meeting; to take the measures necessary for its implementation; to adapt the wording of article 5 of the Company Bylaws to the new figure for share capital and to grant any public and/or private documents that may be necessary in order to make the increase. Request the competent Spanish and non-Spanish authorities to allow trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia stock exchanges, under the continuous market system (Sistema de Interconexción Bursátil), and trading on the non-Spanish exchanges on which the Banco Bilbao Vizcaya Argentaria, S.A. shares are already listed, in the form required by each one.

5.1 Increase the share capital by the amount to be determined according to the terms of the resolution, by issuance of new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

issue premium, of the same class and series as the shares currently outstanding, to be charged to voluntary reserves coming from undistributed earnings. Express recognition of possibly incomplete subscription. Conferral of authority on the board of directors to establish the conditions of the increase insofar as these are not established by this General Meeting; to take the measures necessary for its implementation; to adapt the wording of article 5 of the Company Bylaws to the new figure for share capital, and to grant any public and/or private documents that may be necessary in order to make the increase. Request the competent Spanish and non-Spanish authorities to allow trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia stock exchanges, under the continuous market system (Sistema de Interconexción Bursátil), and trading on the non-Spanish exchanges on which the Banco Bilbao Vizcaya Argentaria, S.A. shares are already listed, in the form required by each one.

Resolution 5.1 adopted by 99.66%:

–	Number of votes issued: 2,951,300,056

–	Number of votes in favour: 2,941,284,741

–	Number of votes against: 6,553,393

–	Number of abstentions: 3,461,922

Resolution 5.2 adopted by 99.62%:

–	Number of votes issued: 2,951,300,056

–	Number of votes in favour: 2,940,258,170

–	Number of votes against: 7,557,933

–	Number of abstentions: 3,483,953

ITEM SIX. – Conferral of authority on the Board of Directors to issue any kind of debt instruments of any class or kind, including exchangeable debt, not convertible into equity, or any other analogous securities representing or creating debt, up to a maximum nominal amount of €250,000,000,000 (two hundred fifty billion euros), within a five year period, repealing the unavailed part of the authority conferred by the General Meeting, 18th March 2006, whose amount was raised by resolutions of the General Meetings held on 16th March 2007, 14th March 2008 and 13th March 2009, whilst maintaining the authority in force for the part availed.

Resolution Six adopted by 98.92%:

–	Number of votes issued: 2,951,300,056

–	Number of votes in favour: 2,919,356,630

–	Number of votes against: 27,625,535

–	Number of abstentions: 4,317,891

ITEM SEVEN. – Approval of a variable scheme of remuneration with BBVA shares for the Group’s management, including executive directors and members of the senior management.

Resolution Seven adopted by 96.85%:

–	Number of votes issued: 2,951,300,056

–	Number of votes in favour: 2,858,194,842

–	Number of votes against: 88,773,246

–	Number of abstentions: 4,331,968

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Extension of the remuneration scheme with deferred delivery of shares for non-executive directors of Banco Bilbao Vizcaya Argentaria, S.A. adopted by the General Meeting, 18th March 2006.

Resolution Eight adopted by 98.73%:

–	Number of votes issued: 2,951,300,056

–	Number of votes in favour: 2,913,730,337

–	Number of votes against: 36,040,039

–	Number of abstentions: 1,529,680

ITEM NINE. – Re-election of the firm to audit the accounts of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group for 2011.

Resolution Nine adopted by 99.8%:

–	Number of votes issued: 2,951,300,056

–	Number of votes in favour: 2,945,322,223

–	Number of votes against: 2,773,729

–	Number of abstentions: 3,204,104

ITEM TEN. – Adoption of the amendment to the following articles in the Company Bylaws: Article 1. Registered name, Article 6. Capital increase or reduction, Article 9. Capital at call, Article 13 ter. Privileged shares, Article Shareholders rights, Article 16. Obligations of shareholders, Article 19. Categories of General Meetings, Article 20. Notice of Meeting: Body, Article 21. Form and content of the Notice of Meeting, Article 22. Place, Article 24. Proxies for the General Meeting (to allow proxy by any person), Article 28. Content of the General Meetings, Article 30. Powers of the General Meetings, Article 31. Adoption of resolutions, Article 32. Minutes of the General Meetings, Chapter Four: Board Committees, Article 48. Audit Committee, Article 51. Duration of financial year, Article 52. Filing of Annual Financial Statements, Article 53. Allocation of profit or losses, Article 54. Grounds for dissolution, Article 56. Liquidation and the suppression of Additional Provisions: One, Two and Three, for their adaptation to the amendments brought in under the consolidated text of the Corporate Enterprises Act, adopted by Legislative Royal Decree 1/2010, 2nd July and to Act 12/2010, 30th June, amending Act 19/1988, 12th July, on the auditing of accounts, Act 24/1988, 28th July, on securities exchanges, and the consolidated text of the Companies Act adopted under Legislative Royal Decree 1564/1989, 22nd December, and to bring in certain technical enhancements.

Resolution Ten adopted by 99.28%:

–	Number of votes issued: 2,951,300,056

–	Number of votes in favour: 2,930,155,293

–	Number of votes against: 13,082,694

–	Number of abstentions: 8,062,069

ITEM ELEVEN. – Adoption of the amendment of the following articles of the General Meeting Regulations: Article 2. Categories of General Meetings, Article 3. Powers of the General Meetings, Article 4. Notice of Meeting, Article 5. Publication of the Notice of Meeting, Article 9. Proxies for the General Meeting (to allow proxy by any person), Article 10. Public call for proxy, Article 11. Place and organisation, Article 18. Organisation of the General Meetings and Article 20. Adoption of

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

resolutions, to adapt them to the amendments brought in under the consolidated text of the Corporate Enterprises Act, adopted by Legislative Royal Decree 1/2010, 2nd July and to match it to the Company Bylaws, and to bring in certain technical enhancements.

Resolution Eleven adopted by 99.9%:

–	Number of votes issued: 2,951,300,056

–	Number of votes in favour: 2,948,274,975

–	Number of votes against: 2,055,421

–	Number of abstentions: 969,660

ITEM TWELVE. – Conferral of authority on the Board of Directors, which may in turn delegate said authority, to formalise, correct, interpret and implement the resolutions adopted by the General Meeting.

Resolution Twelve adopted by 99.92%:

–	Number of votes issued: 2,951,300,056

–	Number of votes in favour: 2,948,914,187

–	Number of votes against: 1,692,646

–	Number of abstentions: 693,223

ITEM THIRTEEN. – Consultative vote on the Report on the BBVA Board of Directors remuneration policy.

Resolution Thirteen adopted by 97.52%:

–	Number of votes issued: 2,951,300,056

–	Number of votes in favour: 2,878,173,700

–	Number of votes against: 65,013,008

–	Number of abstentions: 8,113,348

E.9. Indicate the number of shares, if any, that are required to be able to attend the General Meeting and whether there are any restrictions on such attendance in the bylaws.

YES

Number of shares necessary to attend the General Meeting	500

E.10. Indicate and explain the policies pursued by the company with reference to proxy voting at the General Meeting.

As indicated above, any shareholder entitled to attend may be represented by another person, who need not necessarily be a shareholder.

Proxies must be conferred specifically for each General Meeting, using the proxy form established by the Company, which will be recorded on the attendance card. A single shareholder may not be represented at the General Meeting by more than one proxy.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Representation conferred to someone not eligible by law to act as proxy will be null and void, as will Proxies conferred by holders in trust or in apparent agency.

Proxies must be conferred in writing or by remote communication media that comply with the requirements of law regarding remote voting. They must be specific for each General Meeting.

Proxies will always be revocable. Should the shareholder represented attend the General Meeting in person, his/her proxy will be deemed null and void.

E.11. Indicate whether the company is aware of the institutional investors’ policy regarding whether or not to participate in the company’s decision-making:

NO

E.12. Indicate the address and form of access to the content on corporate governance on your website:

The corporate governance content is directly accessible at www.bbva.com/Information for Shareholders and Investors/Corporate Governance.

F –	DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the extent to which the company follows the recommendations of the unified code on good governance. Should the company not have complied with any of them, explain the recommendations, standards, practices and/or criteria that the company does apply.

1. The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

See sections: A.9., B.1.22., B.1.23. and E.1., E.2.

Compliant

2. When a dominant and a subsidiary company are publicly traded, the two should provide detailed disclosure on:

a) The type of activity in which they engage and any business dealings between them, as well as between the subsidiary and other group companies;

b) The mechanisms in place to resolve possible conflicts of interest.

See sections: C.4. and C.7.

Not applicable

3. Even when not expressly required under company law, any decisions involving a fundamental corporate change should be submitted to the General Meeting for approval or ratification. In particular:

a) The transformation of listed companies into holding companies through the process of subsidiarisation, i.e., reallocating core activities to subsidiaries that were previously carried out by the holding company, even though the holding company retains full control of the subsidiaries;

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

b) Any acquisition or disposal of key operating assets that would effectively alter the company’s corporate purpose;

c) Operations that effectively entail the company’s liquidation.

Compliant

4. Detailed proposals of the resolutions to be adopted at the General Meeting, including the information stated in Recommendation 28, should be made available at the same time as publication of the Notice of Meeting.

Compliant

5. Separate votes should be taken at the General Meeting on materially separate items, so shareholders can express their preferences in each case. This rule shall apply in particular to:

a) The appointment or ratification of directors, with separate ballot for each candidate;

b) Amendments to the Company Bylaws, with votes taken on all articles or groups of articles that are substantially different.

See sections: E.8.

Compliant

6. Companies should allow split votes, so financial intermediaries acting as nominees on behalf of different clients can issue their votes according to instructions.

See sections: E.4.

Compliant

7. The Board of Directors should perform its duties with unity of purpose and independent judgement, according all shareholders the same treatment. It should be guided at all times by the company’s best interests and, as such, strive to maximise its value over time.

It should likewise ensure that the company abides by the laws and regulations in its dealings with stakeholders; fulfils its obligations and contracts in good faith; respects the customs and good practices of the sectors and territories where it does business; and upholds any additional social responsibility principles it has subscribed to voluntarily.

Compliant

8. The Board of Directors should see its core mission as approving the company’s strategy and authorising the specific organisational resources to carry it forward, and ensuring that management meets the objectives set while pursuing the company’s interests and corporate object. As such, the Board in full should reserve the right to approve:

a) The Company’s general strategies and policies, and in particular:

i.	The strategic or business plan and the annual management and budgetary targets;

ii.	The investment and funding policy;

iii.	The definition of how the Group companies are structured:

iv.	The corporate governance policy;

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

v.	The corporate social responsibility policy;

vi.	The policy for senior managers’ remuneration and performance assessment;

vii.	The policy for controlling and managing risks, and the periodic monitoring of the internal information and oversight systems.

viii.	The pay-out policy and the treasury-stock policy, especially their limits.

See sections: B.1.10., B.1.13., B.1.14. and D.3.

b) The following resolutions:

i.	At the proposal of the company’s chief executive officer, the appointment and eventual separation of senior managers from their posts, as well as their severance compensation clauses.

See section: B.1.14.

ii.	Directors’ remuneration and any additional remuneration to executive directors for executive responsibilities and other terms and conditions that their contracts must include.

See section: B.1.14.

iii.	The financial information that the company, as a publicly traded entity, must disclose periodically.

iv.	Investments and/or transactions of any kind, whose high value or special characteristics make them strategic, unless the General Meeting is charged with approving them;

v.

The creation or acquisition of shares in special-purpose entities or entities domiciled in countries or territories considered tax havens, and any other transactions or operations of an analogous nature whose complexity could undermine the group’s transparency.

c) Transactions between the company and its directors, its significant shareholders and/or shareholders represented on the board, and/or parties related to them (“related-party transactions”)

However, Board authorisation need not be required for related-party transactions that simultaneously meet the following three conditions:

1. They are carried out under arms’ length contracts with standard terms and conditions, applicable en masse to a large number of customers;

2. They are undertaken at market rates set in general by the supplier of the goods or services;

3. They are worth less than 1% of the Company’s annual revenues.

Related-party transactions should only be approved on the basis of a favourable report from the Audit Committee or any other committee entrusted with such a report; and the directors involved should neither vote nor delegate their votes, and should withdraw from the meeting room while the Board deliberates and votes.

The above powers should not be delegated with the exception of those mentioned in b) and c), which may be delegated to the Executive Committee in urgent cases and later ratified by the full Board.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

See sections: C.1. and C.6.

Compliant

9. In the interests of maximum effectiveness and participation, the Board of Directors should ideally comprise no fewer than five and no more than fifteen members.

See section: B.1.1.

Compliant

10. External, proprietary and independent directors should occupy an ample majority of Board places, while the number of executive directors should be the minimum required to deal with the complexity of the corporate group and reflect the ownership interests they control.

See sections: A.2., A.3., B.1.3. and B.1.14.

Compliant

11. If any external director cannot be considered a proprietary or an independent director, the company should disclose this circumstance and the affiliations it has with the director and the company or its senior officers, or its shareholders.

See section: B.1.3.

Compliant

12. Amongst external directors, the ratio between the number of proprietary and independent directors should reflect the percentage of shares held by the company that the proprietary director represents and the remaining share capital.

This strict proportionality can be relaxed so the percentage of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent:

1. In highly capitalised companies where few or no equity stakes attain the legal threshold for significant shareholdings, despite the considerable sums actually invested in absolute terms.

2. In companies with a plurality of shareholders represented on the board but not otherwise related to each other.

See sections: B.1.3., A.2. and A.3.

Compliant

13. Independent directors should account for at least one third of the total number of seats.

See section: B.1.3.

Compliant

14. The Board should explain the type of each directorship to the General Meeting that must appoint the director or ratify their appointment. This should be confirmed or reviewed each year in the Annual Corporate Governance Report, after verification by the Appointments Committee. Said report should also disclose the reasons for the appointment of proprietary directors at the behest of shareholders controlling less than 5% of capital; and it should explain any rejection of a formal request for a Board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary directorship.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

See sections: B.1.3. and B.1.4.

Compliant

15. If there are few or no female directors, the Board should explain the reasons and the initiatives adopted to correct the situation. In particular, the Appointments Committee should take steps to ensure that, when vacancies arise:

a) The procedure for filling board vacancies has no implicit bias against women candidates;

b) The company makes a conscious effort to seek and shortlist women with the target profile among the candidates for Board places.

See sections: B.1.2., B.1.27. and B.2.3.

Compliant

16. The chairman, who is responsible for the efficient running of the Board, shall ensure that the directors receive sufficient prior information for the meetings: encourage directors to debate and participate actively in the meetings, safeguarding their freedom to take their own stance and express their own opinion. He/she should organise and coordinate periodic assessment of the Board with the chairs of the relevant committees and with the Bank’s managing director or chief executive officer, when this is not also the chairman.

See sections: B.1.42.

Compliant

17. When a company’s chairman is also its chief executive, an independent director should be empowered to request a board meeting be called or new business included on the agenda; to coordinate and give voice to the concerns of external directors; and to lead the Board’s evaluation of the chairman.

See section: B.1.21.

Explain

Article 5 of the Board Regulations establishes that the Chairman of the Board will also be the Bank’s chief executive officer unless the Board resolves to separate the posts of chairman and chief executive officer on the grounds of the Company’s best interests. Under the Company Bylaws, the chairman, in all cases, shall be the highest-ranking representative of the Company.

However, under article 45 of the Bylaws, the Company has an Executive Committee with the following powers: To formulate and propose general policy guidelines, the criteria for setting targets and preparing programmes, examining the proposals put to it in this regard, comparing and evaluating the actions and results of any direct or indirect activity carried out by the Entity; to determine the volume of investment in each individual activity; to approve or reject transactions, determining methods and conditions; to arrange inspections and internal or external audits of all the Entity’s areas of operation; and in general to exercise the authority conferred on it by the Board of Directors.

Article 49 of the Company Bylaws establishes that the Company has a chief operating officer who has wide-ranging powers delegated by the Board, with the powers inherent to this post to administer and represent the Company. The heads of all the Company’s business areas and the Company’s support areas report to him/her.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Finally, the Board has the support of various committees to help it best perform its duties. These include the Audit & Compliance Committee, the Appointments Committee, the Remuneration Committee and the Risks Committee, which help the Board on issues corresponding to business within the scope of their powers. Their composition and the rules governing their organisation and working are contained in the corresponding sections.

Under article 18, the Board Regulations also establish the possibility if at least one quarter of the Board members appointed at any time so wish, they may request a Board meeting be held. The agenda shall include the matters determined by the Chairman of the Board, either at his/her own initiative or at the suggestion of any director, deemed to be advisable for the Company’s best interests.

18. The Secretary should take care to ensure that the Board’s actions:

a) Adhere to the spirit and letter of laws and their implementing regulations, including those issued by regulators;

b) Comply with the Company Bylaws and the regulations of the General Meeting, the Board of Directors or others;

c) Take into account the good governance recommendations of the Unified Code to which the company has subscribed.

In order to safeguard the independence, impartiality and professionalism of the company secretary, his or her appointment and removal should be proposed by the Appointment Committee and approved by a full Board meeting; and that these appointment and removal procedures are spelled out in the Board’s Regulations.

See section: B.1.34.

Compliant

19. The Board shall meet with the necessary frequency to properly perform its functions, in accordance with a calendar and agendas set at the beginning of the year, to which each director may propose the addition of other items.

See section: B.1.29.

Compliant

20. Directors should keep their absences to the bare minimum. Absences should be quantified in the Annual Corporate Governance Report. When directors have no choice but to delegate their vote, they should do so with instructions.

See sections: B.1.28. and B.1.30.

Compliant

21. When directors or the company secretary express concerns about some proposal or, in the case of directors, about the company’s performance, and such concerns are not resolved at the meeting, the person expressing them may request they be recorded in the minutes.

Compliant

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

22. The Board in full should evaluate the following points on a yearly basis:

a) The quality and efficiency of the Board’s operation;

b) Starting from a report submitted by the Appointments Committee, how well the chairman and chief executive have carried out their duties;

c) The performance of its committees on the basis of the reports furnished by such committees.

See section: B.1.19.

Compliant

23. All directors should be able to exercise their right to receive any additional information they require on matters within the board’s competence. Unless the bylaws or board regulations indicate otherwise, such requests should be addressed to the chairman or secretary.

See sections: B.1.42.

Compliant

24. All directors should be entitled to call on the company for the advice and guidance they need to perform their duties. The company should provide suitable channels for the exercise of this right. Under special circumstances this may include external assistance at the company’s expense.

See section: B.1.41.

Compliant

25. Companies should organise induction programmes for new directors to acquaint them rapidly and sufficiently with the workings of the company and its corporate governance rules. Directors should also be offered refresher programmes when circumstances so advise.

Compliant

26. Companies should require their directors to devote sufficient time and effort to perform their duties effectively, and, as such:

a) The directors must inform the Appointments Committee of their other professional obligations, in case these interfere with the dedication required to perform their duties.

b) Companies should lay down rules about the number of directorships their board members can hold.

See sections: B.1.8., B.1.9. and B.1.17.

Compliant

27. The proposal for the appointment or re-election of directors which the Board submits to the General Meeting, as well as provisional appointments by co-option, should be approved by the board:

a) At the proposal of the Appointments Committee for independent directors;

b) On the basis of a report by the Appointments Committee for all other directors.

See sections: B.1.2.

Compliant

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

28.	Companies should publish the following director particulars on their website and keep them permanently updated:

a) Professional profile and experience;

b) Directorships held in other companies, publicly traded or otherwise;

c) An indication as to whether the directorship is executive, proprietary or independent; in the case of proprietary directors, stating the shareholder they represent or to whom they are affiliated;

d) The date of their first and subsequent appointments as a company director; and

e) Shares and/or share options held in the company.

Compliant

29. Independent directors should not stay on as such for a continuous period of more than 12 years.

See section: B.1.2.

Compliant

30. Proprietary directors must resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to Proprietary directors, the number of such proprietary directors should be reduced accordingly.

See sections: A.2., A.3. and B.1.2.

Compliant

31. The Board of Directors must not propose the removal of independent directors before the expiry of their term in office pursuant to the Company Bylaws, except where due cause is found by the Board, based on a report from the Appointments Committee. In particular, due cause will be presumed when a director is in breach of his or her fiduciary duties or arising under one of the disbarment grounds enumerated in section III.5 (Definitions) of this Code.

The severance of independent directors may be proposed in light of public takeover bids, mergers or other corporate transactions that entail a change in the capital structure of the company when such structural changes to the Board are propitiated by the criterion of proportionality shown in Recommendation 12.

See sections: B.1.2., B.1.5. and B.2.26.

Compliant

32. Companies should establish rules obliging directors to inform the Board of any circumstance that might undermine the organisation’s name or reputation, tendering their resignation as the case may be, with particular mention of any criminal charges brought against them and the progress of any subsequent proceedings.

If a director is indicted or tried for any of the crimes stated in article 124 of the Companies Act, the Board should examine the matter as soon as possible and, in view of the particular circumstances, decide whether or not he or she should be called on to resign. The Board should also disclose all such determinations in the Annual Corporate Governance Report.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

See sections: B.1.43. and B.1.44.

Compliant

33. All the directors should clearly express their opposition when they consider that a resolution submitted to the Board may not be in the Company’s best interest. More specifically, independent directors and other directors not affected by the potential conflict interest should do this when the Board is deliberating resolutions that may prejudice shareholders not represented on the Board.

When the Board adopts material or reiterated resolutions on issues about which a director has expressed serious reservations, said director must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next Recommendation.

This Recommendation should also apply to the Secretary of the Board, even if the secretary is not a director.

Compliant

34. If leaving office before the end of its term, the director should explain the reasons in a letter sent to all Board members. Whether or not such resignation is filed as a significant event, the reasons for leaving must be explained in the Annual Corporate Governance Report.

See section: B.1.5.

Compliant

35. The company’s remuneration policy, as approved by its Board of Directors, should specify at least the following points:

a) Amount of the fixed components, itemised where applicable, for attendance fees for attending the Board and its Committees and an estimate of the fixed annual remuneration arising from this.

b) Variable remuneration items, including, in particular.

i) The types of directors they apply to, with an explanation of the relative importance of variable to fixed remuneration items.

ii) Performance evaluation criteria used to calculate entitlement to the award of shares or share options or any performance-related remuneration;

iii) The main parameters and grounds for any system of annual bonuses or other, non cash benefits; and

iv) An estimate of the sum total of variable payments arising from the remuneration policy proposed, depending on the degree of compliance with pre-set targets or benchmarks.

c) The main characteristics of pension systems (for example, supplementary pensions, life insurance and similar arrangements), with an estimate of their amount or annual equivalent cost;

d) Conditions that the contracts of executive directors in senior management must respect, including:

i) Duration;

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

ii) Notice periods; and

iii) Any other clauses covering hiring bonuses, as well as indemnities or ring-fencing in the event of early termination or rescission of the contractual relationship between company and executive director.

See section: B.1.15.

Compliant

36. Remuneration comprising the delivery of shares in the company or other companies in the group, share options or other share-indexed instruments, payments indexed to the company’s performance or membership of pension schemes should be confined to executive directors.

The delivery of shares is excluded from this limitation when directors are obliged to retain them until the end of their term of office.

See section: A.3. and B.1.3.

Compliant

37. External directors’ remuneration should sufficiently compensate them for the dedication, qualifications and responsibilities that the post entails; but should not be so high as to compromise their independence.

Compliant

38. Deductions should be made to remuneration linked to company earnings, for any qualifications stated in the external auditor’s report that reduce such earnings.

Compliant

39. In the case of variable awards, remuneration policies should include technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply arise from the general progress of the markets or the company’s sector or circumstances of this kind.

Compliant

40. The Board should submit a report on the directors’ remuneration policy to the advisory vote of the General Meeting, as a separate point on the agenda. This report can be supplied to shareholders separately or in the manner each company sees fit.

The report will focus on the remuneration policy the Board has approved for the current year with reference, as the case may be, to the policy planned for future years. It will address all the points referred to in Recommendation 35, except those potentially entailing the disclosure of commercially sensitive information. It will highlight the most significant changes in these policies compared to those applied during the year prior to that put before the General Meeting. It will also include a global summary of how the remuneration policy was applied during said prior year.

The Board should also report to the General Meeting on the role of the Remuneration Committee in designing the policy, and, where applicable, identify any external advisors engaged.

See section: B.1.16.

Compliant

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

41. The notes to the annual accounts should list individual directors’ remuneration in the year, including:

a) Itemisation of each company director’s remuneration, to include where appropriate:

i) Attendance fees and other fixed payments for directorship;

ii) Additional remuneration for acting as chairman or member of a Board committee;

iii) Any payments made under profit-sharing or bonus schemes, and the reason for their accrual;

iv) The payments made to any director’s defined-benefit pension scheme; or increase in the director’s vested rights when linked to contributions to defined-benefit schemes:

v) Any severance packages agreed or paid;

vi) Any remuneration they receive as directors of other companies in the group;

vii) The remuneration executive directors receive in respect of their senior management posts;

viii) Any kind of remuneration other than those listed above, of whatever nature and provenance within the group, especially when it may be accounted a related-party transaction or when its omission would detract from a true and fair view of the total remuneration received by the director.

b) A breakdown of shares, share options or other share-based instruments delivered to each director, itemised by:

i) Number of shares or options awarded in the year, and the terms set for exercising the options;

ii) Number of options exercised in the year, specifying the number of shares involved and the exercise price;

iii) Number of options outstanding at the annual close, specifying their price, date and other exercise conditions;

iv) Any change during the year in the conditions for exercising previously awarded options.

c) Information on the relationship in the previous year between the remuneration obtained by executive directors and the company’s earnings or any other measure of performance.

Compliant

42. When the company has an Executive Committee, the breakdown of its members by director category should be similar to that of the board itself. The Secretary of the Board should also act as secretary to the Executive Committee.

See sections: B.2.1. and B.2.6.

Compliant

43. The Board should be kept fully informed of the business transacted and resolutions adopted by the Executive Committee. To this end, all Board members should receive a copy of the committee’s minutes.

Compliant

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

44. In addition to the Audit Committee required under the Securities Exchange Act, the Board of Directors should form a committee, or two separate committees, for Appointments and Remuneration.

The rules governing the composition and operation of the Audit Committee and the committee(s) for Appointments and remuneration should be set forth in the board regulations, and include the following:

a) The Board of Directors should appoint the members of such committees with regard to the knowledge, skills and experience of its directors and the terms of reference of each committee; discuss their proposals and reports; and be responsible for overseeing and evaluating their work, which should be reported to the first full board meeting following each meeting;

b) These committees should be formed exclusively of external directors and have a minimum of three members. Executive directors or senior management may also attend meetings at the committees’ express invitation.

c) These committees should be chaired by an independent director.

d) They may engage external advisors, when they feel this is necessary for the discharge of their duties.

e) Meeting proceedings should be minuted and a copy sent to all Board members.

See sections: B.2.1. and B.2.3.

Compliant

45. The supervision of compliance with internal codes of conduct and corporate governance rules should be entrusted to the Audit Committee, the Appointments Committee or, as the case may be, separate Compliance or Corporate Governance Committees.

Compliant

46. All members of the Audit Committee, particularly its chairman, should be appointed with regard to their knowledge and background in accounting, auditing and risk management.

Compliant

47. Listed companies should have an internal audit function, under the supervision of the Audit Committee, to ensure the proper operation of internal reporting and control systems.

Compliant

48. The head of internal audit should present an annual work programme to the Audit Committee; report to it directly on any incidents arising during its implementation; and submit an activities report at the end of each year.

Compliant

49. The oversight and risk management policy should specify at least:

a) The different types of risk (operational, technological, financial, legal, reputational, etc) the company is exposed to, with the inclusion under financial or economic risks of contingent liabilities and other off-balance-sheet risks;

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

b) The level of risk that the company considers acceptable;

c) The measures established to mitigate the impact of the risks identified, should they materialise;

d) The internal oversight and reporting systems that will be used to control and manage said risks, including contingent liabilities and off-balance-sheet risks.

See sections: D

Compliant

50. The Audit Committee’s role should be:

1. With respect to internal control and reporting systems:

a) To supervise the process of drawing up the financial information and its integrity for the company and its group, reviewing compliance with regulatory requirements, suitable scope of the consolidation perimeter and the correct application of accounting principles.

b) To periodically review the systems of internal risk management and oversight to ensure the main risks are identified, managed and sufficiently well known.

c) To ensure the independence and efficacy of the internal audit; propose the selection, appointment, re-election and severance of the internal audit officer; propose the budget for the internal audit service; receive periodic information on their activities; and verify that the senior management pay due heed to the conclusions and recommendations of their reports.

d) To establish and supervise a mechanism that enables employees to confidentially and, if this is deemed appropriate, anonymously communicate irregularities they notice within the company that may be of potential importance, especially financial and accounting irregularities.

2. With respect to the external auditor:

a) To put to the Board the proposals for selection, appointment, re-election and substitution of the external auditor and the terms and conditions of engagement.

b) To receive regular information from the external auditor on the audit plan and the outcome of its execution, verifying that the senior management takes due heed of its recommendations;

c) To ensure the independence of the external auditor, to which end:

i) The company should notify any change of auditor to the CNMV as a significant event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.

ii) Also to ensure that the company and the external auditor respect prevailing standards on the provision of services other than auditing, the limits on concentration of the auditor’s business and, in general, other standards established to guarantee auditors’ independence;

iii) Should the external auditor resign, to examine the circumstances leading to such resignation.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

d) In groups, to help the group auditor take responsibility for auditing the companies belonging to it.

See sections: B.1.35., B.2.2., B.2.3. and D.3.

Partially compliant

The Audit & Compliance Committee Regulations attribute the broadest powers to this Committee with respect to the internal audit. These are detailed in the note to section B.2.2. herein. They include ensuring the independence and efficacy of the internal audit and to be apprised of the appointment and severance of the head of the internal audit service. However, its duties do not include proposing the selection of the head of the service or its budget, as this is considered an integral part of the Bank’s overall organisation.

51. The Audit Committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.

Compliant

52. The Audit Committee should prepare information on the following points from Recommendation 8 for input to Board decision-making:

a) The financial information that the company, as a publicly traded company, must disclose periodically. The committee should ensure that interim statements are drawn up under the same accounting principles as the annual statements and, to this end, may ask the external auditor to conduct a limited review.

b) The creation or acquisition of shares in special-purpose entities or entities domiciled in countries or territories considered tax havens, and any other transactions or operations of an analogous nature whose complexity could undermine the group’s transparency.

c) Related-party transactions, except where their scrutiny has been entrusted to some other supervision and control committee.

See sections: B.2.2. and B.2.3.

Compliant

53. The Board of Directors should try to avoid the accounts it has filed being presented to the General Meeting with reservations and qualifications. When this is not possible, both the chair of the Audit Committee and the auditors must clearly explain the content and scope of discrepancies to the markets and shareholders.

See section: B.1.38.

Compliant

54. The majority of Appointments Committee members – or Appointments & Remuneration Committee members as the case may be – should be independent directors.

See section: B.21.1.

Compliant

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

55. The Appointments Committee should have the following duties in addition to those stated in earlier recommendations:

a) Evaluate the balance of skills, knowledge and experience required on the Board, define the roles and capabilities required of the candidates to fill each vacancy accordingly, and decide the time and dedication necessary for them to properly perform their duties.

b) Examine or organise, in the manner it deems suitable, the succession of the chairman and/or chief executive officer and put corresponding proposals to the board for an orderly, well-planned succession.

c) Report on the senior officer appointments and removals that the chief executive proposes to the board.

d) Report to the board on the gender diversity issues discussed in Recommendation 14 of this code.

See sections: B.2.3.

Compliant

56. The Appointments & Remuneration Committee shall consult with the company chairman and the chief executive officer with respect to matters related to executive directors.

Any board member may suggest potential directorship candidates to the Appointment Committee for its consideration.

Compliant

57. The Appointments Committee should have the following duties in addition to those stated in earlier recommendations:

a) Make proposals to the Board of Directors regarding:

i) The policy for directors’ and senior managers’ remuneration;

ii) The individual remuneration and other contractual conditions of executive directors;

iii) The core conditions for senior officer employment contracts.

b) Oversee compliance with the remuneration policy set by the company.

See sections: B.1.14. and B.2.3.

Compliant

58. The Appointments & Remuneration Committee shall consult with the company chairman and the chief executive officer, especially with respect to matters related to executive directors and senior managers.

Compliant

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

G –	OTHER INFORMATION OF INTEREST

List and explain below the contents of any relevant principles or aspects of corporate governance applied by the company that have not been covered by this report.

It is stated that the data in this report refer to the year ending 31st December 2011, except in those cases when another date of reference is specifically stated.

Further to Section A.2.: State Street Bank and Trust Co, Chase Nominees Ltd and the Bank of New York Mellon, S.A. N.V., as international custodian/depositary banks, held 7.49%, 7.13% and 3.73% of BBVA’s share capital, respectively, as at 31st December 2011.

Filings of significant holdings to CNMV: On 4th February 2010, Blackrock Inc. filed a report to the CNMV (securities exchange commission) stating that as a consequence of the acquisition of the Barclays Global Investors (BGI) business on 1st December 2009, it had come to hold an indirect holding of 4.45% of the BBVA share capital, through the company Blackrock Investment Management.

In December 2011, BNP Paribas, S.A. also disclosed to the CNMV that its total holding in the BBVA share capital had gone up from 2.373% to 3.185%, albeit distinguishing between its own portfolio (which had gone up from 0.189% to 1.010%) from others (which had gone down from 2.184% to 2.176%). On 13th January 2012, BNP Paribas disclosed to the CNMV that its holding in BBVA had gone down to 3%.

Further to the information in section A.3.: Pursuant to the instruction of CNMV Circular 4/2007, no indirect owner of shareholdings has been identified amongst the Board members as no director has more than a 3% holding, or 1% in the case of residents in tax havens.

The section on rights over shares includes the rights over shares of members of the BBVA Board of Directors stemming from the Multi-Year Variable Share Remuneration Programme for 2010 and 2011 (2010/2011 Programme) and the System of Multi-Annual Variable Remuneration in Shares for 2011. The 2010/2011 Programme allocated 105,000 units to the Chairman of the Board and 90,000 units to the President & COO and the 2011 System of Variable Remuneration in Shares allocated 155,000 units to the Chairman and 117,000 to the President & COO. See details on how both operate and their system for settlement and payment in the supplement to section B.1.11.

At 31st December 2011, Francisco González holds 624,000 call options over shares, registered in the corresponding CDO form filed with the CNMV, whose conditions are described in said form.

Further to section A.5.: see Note corresponding to section C (Related-Party Transactions).

Further to the information in section A.8.: regarding earnings from treasury-stock trading, rule 21 of the Circular 4/2004 and IAS 32 (paragraph 33) expressly prohibit the recognition in the income statement of profits or losses made on transactions carried out with treasury stock, including their issue and redemption. Said profits and losses are directly recorded against the Company’s net assets. In the chart of significant changes, in the section on the date of disclosure includes the date of the CNMV incoming register of Annexes VI of communications with treasury stock. The capital loss on treasury stock shown in section A.8. is expressed in thousand euros.

Further to section B.1.3.: Francisco González was appointed as a BBVA director by the BBV and Argentaria merger General Meetings, 18th December 1999. The Board, pursuant to article 3 of the

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Board Regulations, resolved on 29th September 2009, with a favourable report from the Appointments & Remuneration Committee, to co-opt Ángel Cano as Board member and President & Chief Operating Officer. Both Mr González and Mr Cano were later re-elected by the General Meeting, 12th March 2010, following a favourable report from the Appointments & Remuneration Committee.

José Maldonado was appointed as a BBVA director at the BBV and Argentaria merger General Meetings, 18th December 1999, and re-elected at the BBVA General Meeting, 13th March 2009, following a favourable report from the Appointments & Remuneration committee, pursuant to section B.1.19.

Ángel Cano is the director in the stead of Francisco González in the Mexican companies of the BBVA Group, Grupo Financiero BBVA Bancomer, S.A. de CV and BBVA Bancomer, S.A.

Further to sections B.1.11. and B.1.14., an itemised list of remuneration for each of BBVA’s directors in 2011, is given below, showing each item and also the pension obligations that the Bank has for each director (Note 56 of the BBVA Consolidated Annual Accounts)

REMUNERATION OF NON-EXECUTIVE DIRECTORS

The remuneration paid to non-executive directors who are members of the Board of Directors during 2011 is indicated below, broken down by type of remuneration:

	Thousands of Euros
Year 2011 Remuneration of Non- Executive Directors	Board of Directors	Standing- Executive Committee	Audit Committee	Risk Committee	Appointments Committee	Compensation Committee	Total
Tomás Alfaro Drake	129	—	71	—	102	—	302
Juan Carlos Álvarez Mezquíriz	129	167	—	—	7	36	338
Ramón Bustamante y de la Mora	129	—	71	107	—	—	307
José Antonio Fernández Rivero (1)	129	—	—	214	41	—	383
Ignacio Ferrero Jordi	129	167	—	—	—	43	338
Carlos Loring Martinez de Irujo	129	—	71	—	—	107	307
José Maldonado Ramos	129	111	—	44	41	43	368
Enrique Medina Fernández	129	167	—	107	—	—	402
Jose Luis Palao García-Suelto (2)	118	—	134	62	—	—	314
Juan Pi Llorens (3)	54	—	—	27	—	11	91
Susana Rodríguez Vidarte	129	—	71	—	41	43	284

Total (4)	1,330	611	419	561	231	282	3,435

(1)	Mr. José Antonio Fernández Rivero, apart from the amounts detailed in the table above, also received a total of € 652 thousand in early retirement benefit as a former director of BBVA.
(2)	Mr. José Luis Palao García-Suelto was appointed as director of BBVA on February 1st, 2011.
(3)	Mr. Juan Pi LLorens w as appointed as director of BBVA on July 27, 2011.
(4)

Mr. Rafael Bermejo Blanco, who resigned as director on March 29, 2011, has received in the year 2011 the total amount of € 104 thousand as compensation for his membership to the Board of Directors, to the Risks Committee and as President of the Audit Committe.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

REMUNERATION OF EXECUTIVE DIRECTORS

The remuneration paid to executive directors of the Bank in 2011 is indicated below, broken down by type of remuneration:

	Thousand of Euros
Year 2011 Remuneration of Executive Directors	Fixed Remuneration	Variable Remuneration (1)	Total
Chairman and CEO	1,966	3,011	4,977
President and COO	1,748	1,889	3,637

Total (2)	3,714	4,900	8,614

(1)	The figures relate to variable remuneration for 2010 paid in 2011.

In addition, the executive directors were paid remunerations in kind and in other forms in 2011 for a total amount of €32.5 thousand, of which €10.8 thousand correspond to the Chairman and CEO and €21.7 thousand pertain to the President and COO.

REMUNERATION OF THE MEMBERS OF THE MANAGEMENT COMMITTEE (*)

The remuneration paid in 2011 to the members of BBVA’s Management Committee amounted to €9,359 thousand in fixed remuneration and €14,296 thousand in variable remuneration accrued in 2010 and paid in 2011.

In addition, the members of the Management Committee received remuneration in kind and other items totaling €814 thousand in 2011.

NEW ANNUAL VARIABLE REMUNERATION SYSTEM

BBVA’s Ordinary General Meeting of Shareholders held on March 11, 2011 approved a new variable share-based remuneration system for BBVA’s executive team, including the executive directors.

This new system is based on a specific incentive for the members of the Executive Team (the “Incentive”). It consists of the annual allocation, to each beneficiary, of a number of units that serve as the basis for determining the number of shares that, if applicable, will correspond to them in the settlement of the Incentive based on the level of compliance with three indicators established by the AGM: the course of Total Shareholder Return (TSR); the Group’s recurrent Economic Profit (EP); and the Group’s attributed net income.

The total number of units assigned in the Incentive for 2011 was 155,000 for the Chairman and CEO and 117,000 for the President and COO; and a total of 620,500 units were assigned to all remaining members of the Management Committee who held that position on December 31, 2011.

This number of units will be divided in three parts associated to each one of the indicators based on the weights established at all times, and each one of these parts will be multiplied by a coefficient ranging from 0 and 2 based on the scale defined each year for each of the indicators.

(*)	This section includes relevant information on the members of the Management Committee who held this position on December 31, 2011, excluding executive directors.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

This Incentive, together with the ordinary variable remuneration in cash that corresponds to each executive, constitutes its annual variable remuneration (the “Annual Variable Remuneration”).

The General Meeting held on March 11, 2011 likewise established a new settlement and payment system for the Annual Variable Remuneration applicable to the categories of employees whose professional activities may significantly affect the Bank’s risk profile or who perform control functions. This includes executive directors and the rest of the members of the Management Committee, and was adapted to the requirements established in Directive 76/2010, which was transposed to Spanish law by means of Royal Decree 771/2011 of 3 June 2011 (“Royal Decree 771/2011”).

The new Annual Variable Remuneration settlement system applicable to the executive directors and the rest of the members of the Management Committee established that they will receive at least 50% of the total of said remuneration in shares.

To this effect, if the economic value of the shares resulting from the Incentive corresponding to each executive director or to each member of the Management Committee in its settlement does not equal at least 50% of the amount of their Annual Variable Remuneration, they will be provided, in shares, the proportion of their ordinary variable remuneration that, added to the value of the shares from the Incentive, is needed to satisfy the percentage indicated. For this calculation, the value of the shares is considered to be the average closing price of the BBVA shares corresponding to the trading sessions between December 15, 2011 and January 15, 2012.

Once the amount of cash and shares corresponding to the executive directors and remaining members of the Management Committee in the settlement of their Annual Variable Remuneration has been determined, the payment will be subject to the conditions set forth in the AGM’s agreement in 2011 such that:

•

The payment of 50% of the Annual Variable Remuneration, both from the part in cash and the part paid in shares, will be deferred. The deferred amount will, when applicable, be paid out in thirds over the next three years.

•

The shares that are provided each year from the settlement of the Annual Variable Remuneration will be unavailable for one additional year from the date they are provided; however, the sale of the number of shares needed to pay the taxes arising from the provision of the shares will be permitted.

•	The payment of the Annual Variable Remuneration will be subject to the non-occurrence of any of the situations established by the Board of Directors that limit or impede their provision.

Once 2011 was closed, the Annual Variable Remuneration of the executive directors for 2011 was determined, applying the aforementioned conditions agreed upon by the AGM in March 2011. It includes their ordinary variable remuneration and the Incentive for the Executive Team. Thus, in the first quarter of 2012, they will perceive the settlement of the Annual Variable Remuneration corresponding to 2011: €999,731 and 155,479 BBVA shares for the Chairman and CEO; and €635,865 euros and 98,890 BBVA shares in the case of the President and COO. In both cases, the shares will be unavailable for one year from the date they are provided, in line with the aforementioned terms.

Furthermore, in the first quarter of the years 2013, 2014 and 2015, the executive directors will receive the amount of €333,244 and 51,826 BBVA shares in the case of the Chairman and CEO, and €211,955 and 32,963 BBVA shares in the case of the President and COO, corresponding to the deferred portion of the Annual Variable Remuneration of 2011.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

The payment of the deferred portions of the Annual Variable Remuneration will be subject to the non-occurrence of any of the situations established by the Board of Directors that limit or impede their payment, and will be subject to the updating of the terms set out by the Board of Directors. In addition, the shares provided each year will be unavailable for one year from the date they are provided, in line with the aforementioned terms.

As of December 31, 2011, these amounts were recognized under the heading “Other liabilities – Accruals” of the consolidated balance sheet.

MULTI-YEAR VARIABLE SHARE-BASED REMUNERATION PROGRAMS FOR EXECUTIVE DIRECTORS AND MEMBERS OF THE MANAGEMENT COMMITTEE

SETTLEMENT OF THE MULTI-YEAR VARIABLE SHARE-BASED REMUNERATION PROGRAM FOR 2009-2010

In the first quarter of 2011, the Multi-year Variable Share-based Remuneration Program for 2009-2010 was settled for the members of BBVA’s executive team, including the executive directors and other members of the Management Team. This had been approved by the AGM of March 13, 2009 and resulted in, after applying the conditions established initially, a multiplier coefficient of 0 for the units allocated. Thus, the Program was settled with no shares being awarded to its beneficiaries.

MULTI-YEAR VARIABLE SHARE-BASED REMUNERATION PROGRAM FOR 2010-2011

The Bank’s Annual General Meeting held on March 12, 2010 approved a Multi-Year Variable Share-based Remuneration Program for 2010/2011 designed for the members of BBVA’s executive team, including the executive directors and members of the Management Committee (hereinafter, the “2010-2011 Program”). The result is obtained by multiplying the number of units assigned at the start of the Program to each beneficiary by a coefficient, between 0 and 2, established based on the evolution of the Bank’s total shareholders return (TSR) in 2010-2011 as compared to the evolution of this same indicator in a group of 18 international reference banks.

The number of units allocated to the executive directors, in accordance with the agreement of the AGM, was 105,000 for the Chairman and CEO and 90,000 for the President and COO; and a total of 385,000 units were allocated for all remaining members of the Management Committee who held that position on December 31, 2011.

The aforementioned AGM established that the shares, if applicable, arising from the settlement of the Program be awarded to the beneficiaries, who could have those shares available to them as follows: (i) 40 percent of the shares received will be freely transferable by the beneficiaries at the moment they are received; (ii) 30 percent of the shares received will be transferable one year after the settlement date of the Program; and (iii) the remaining 30 percent will be transferable starting two years after the settlement date of the Program.

Once the 2010/2011 Program finalized on December 31, 2011, according to the conditions established initially, the determination of the TSR or BBVA and the 18 reference banks was made. BBVA held fourth place in the comparison table. Therefore, under the terms established by the AGM, a multiplier coefficient of 2 was applied to the units allocated to each beneficiary. Thus, in the settlement of the Program, 210,000 BBVA shares were awarded to the Chairman and CEO; 180,000 BBVA shares were awarded to the President and COO; and 770,000 BBVA shares were awarded to all other members of the Bank’s Management Committee.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

After this Program was established by the Board, Royal Decree 771/2011 was published demanding the application of the aforementioned deferment, unavailability and limitation regulations to the remuneration granted and still unpaid prior to it taking effect, referring to services rendered since 2010.

Thus, this standard and the requirements established in the aforementioned Royal Decree 771/2011 must be applied to the 2010/2011 Program. Therefore, the AGM of the Bank set for March 16, 2012 will address the modification of the settlement and payment system of the 2010/2011 Program previously approved by the AGM to adapt it to the terms established to that effect in Royal Decree 771/2011.

This change in the settlement and payment system will affect those Bank employees who, as beneficiaries of the 2010-2011 Program are considered to carry out professional activities that may significantly influence the Bank’s risk profile or who perform control functions. This includes, in all cases, all executive directors and other members of the Management Committee.

The new system indicates that executive directors and the remaining members of the Management Committee will only receive 50% of the shares prior to April 15, 2012 corresponding to them as a result of the settlement of the Program. They will receive the remaining 50% deferred in thirds over the years 2013, 2014 and 2015, respectively.

Those shares will also be subject to, according to the requirements of Royal Decree 771/2011, the unavailability criteria indicated in the section regarding the New Annual Variable Remuneration System; as such, they will be unavailable for a period of one year from the date on which they were awarded. Furthermore, the awarding of the deferred shares will be subject to the non-occurrence of any situation that impedes or limits the provision of the Annual Variable Remuneration, which is subject to being updated. The above is in accordance with that set out by the Bank’s Board of Directors.

Thus, in the application of this new settlement and payment system for the 2010-2011 Program, the executive directors will, as a result, receive 105,000 BBVA shares (in the case of the Chairman and CEO) and 90,000 shares (in the case of the President and COO) prior to April 15, 2012. Furthermore, on the same dates in the years 2013, 2014 and 2015, the executive directors will receive the amount of 35,000 BBVA shares in the case of the Chairman and CEO, and 30,000 BBVA shares in the case of the President and COO, corresponding to the deferred portion of this Program.

SCHEME FOR REMUNERATION FOR NON-EXECUTIVE DIRECTORS WITH DEFERRED DISTRIBUTION OF SHARES

BBVA has a remuneration system with deferred distribution of shares in place for its non-executive directors that was approved by the AGM held on March 18, 2006 and renewed for an additional 5-year period through an agreement by the AGM held on March 11, 2011.

This system consists in the annual allocation of a number of “theoretical shares” to the non-executive directors equivalent to 20% of the total remuneration received by each in the previous year. This is based on the average closing prices of the BBVA shares during the sixty trading sessions prior to the dates of the ordinary general meetings approving the annual financial statements for each year.

The shares will be subject to being awarded, if applicable, to each beneficiary on the date he or she leaves the position of director for any reason except serious breach of duties.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

The number of “theoretical shares” allocated to non-executive director deferred share distribution system beneficiaries in 2011, corresponding to 20% of the total remuneration received by each in 2010, is as follows:

Scheme for Remuneration of Non-Executive Directors with Deferred Distribution of Shares	Theorical Shares assigned in 2011	Accumulated Theorical Shares
Tomás Alfaro Drake	6,144	19,372
Juan Carlos Álvarez Mezquíriz	8,010	47,473
Ramón Bustamante y de la Mora	7,270	45,319
José Antonio Fernández Rivero	8,673	38,814
Ignacio Ferrero Jordi	8,010	48,045
Carlos Loring Martínez de Irujo	7,275	33,098
José Maldonado Ramos	6,733	6,733
Enrique Medina Fernández	9,527	61,314
Susana Rodríguez Vidarte	6,315	31,039

Total (*)	67,957	331,207

(*)	Additionally, were also assigned to Don Rafael Bermejo Blanco, who resigned as director as of March 29, 2011, 5, 9,806 theoretical shares

PENSION COMMITMENTS

The provisions registered as of December 31, 2011 for pension commitments to the President and COO are €16,831 thousand, of which €2,417 thousand were charged against 2011 earnings. As of this date, there are no other pension obligations to executive directors.

Also, €99 thousand in insurance premiums were paid on behalf of non-executive directors who are members of the Board of Directors.

The provisions registered as of December 31, 2011 for pension commitments for the Management Committee members, excluding executive directors, amounted to €60,312 thousand. Of these, €8,832 thousand were charged against 2011 earnings.

TERMINATION OF THE CONTRACTUAL RELATIONSHIP

There were no commitments as of December 31, 2011 for the payment of compensation to executive directors.

In the case of the President and COO, the contract lays down that in the event that he lose this status due to a reason other than his own will, retirement, disability or dereliction of duty, he shall take early retirement with a pension, which can be received as life income or common stock, equal to 75% of their pensionable salary if this occurs before he reaches the age of 55, or 85% after that age.

Further to section B.1.13.: At the date of this report, there are no severance payment commitments for executive directors. Regarding the senior management: the Annex to this report includes the additional information required in article 61 bis of the Securities Exchange Act and reports on the agreements between the Company and its managers that have severance compensation when they resign or are unfairly dismissed.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Further to section B.1.29. and section B.2.3., the Risks Committee has held 43 meetings during 2011.

With regard to section B.1.31., as BBVA shares are listed on the New York Stock Exchange, it is subject to the supervision of the Securities & Exchange Commission (SEC) and thus, in compliance with the Sarbanes Oxley Act (SOA) and its ramifications, each year the Chairman & CEO, President & COO and the executive tasked with preparing the accounts sign and submit the certificates described in sections 302 and 906 of the SOA, relating to the content of the annual financial statements. These certificates are contained in the annual registration statement (20-F) the Company files with this authority for the official record.

Further to section B.1.40. and section C.5., and in compliance with article 229.2 of the Corporate Enterprises Act, at 31st December 2011, persons affiliated to the members of the BBVA Board of Directors owned 54,008 shares in Banco Santander, S.A., 414 shares in Banco Español de Crédito, S.A. (Banesto) and 3 shares in Bankinter, S.A.

With respect to the duties of the Audit & Compliance Committee established in section B.2.2., under the Audit Committee Regulations, its duties include ensuring that the Internal Audit department has the means and resources required, with enough personnel, material elements, systems, procedures and operating manuals to perform its duties in the Group and that it will be apprised of any obstacles that may have arisen to the performance of its duties. It will analyse and, where appropriate, approve the Annual Internal Audit Plan, as well as any other additional occasional or specific plans that have to be put in place on account of regulatory changes or Group business organisational needs. It will be apprised of the extent to which the audited units have complied with the corrective measures recommended by the Internal Audit in previous audits, and any cases that might pose a relevant risk for the Group will be reported to the Board. The Committee will be informed of any material irregularities, anomalies or breaches that Internal Audit detects in the course of its actions, material being construed as any that may cause a significant and material impact or damage to the Group’s net worth, results or reputation. The Internal Audit department, at its discretion, will judge whether they constitute such cause and, in case of doubt, must report the matter. It will also be apprised of and issue an opinion on the appointment or substitution of the head of Internal Audit, although it does not approve his/her appointment or propose the budget for the Internal Audit service.

Further to section C. (Related-Party Transactions), see Note 55 to the BBVA 2011 consolidated annual financial statements.

Further to section D.2., detailed information on the BBVA Group’s risk exposure is given in the BBVA Annual Report and in the BBVA Management Report, which includes the most noteworthy data.

Regarding recommendation number 45 in section F.: Article 30 of the Board Regulations empowers the Audit Committee to oversee the internal code of conduct Article 27 of the Board Regulations empowers the Executive Committee to assess the Bank’s corporate governance system, which it will analyse as a function of the Company evolution and the outcome of its development of any standards that may be established, and recommendations on best market practices that are in keeping with its corporate reality.

During 2011, the BBVA Board of Directors approved the Bank’s adhesion to the Code of Best Tax Practices (Código de Buenas Prácticas Tributarias) approved by Foro de Grandes Empresas in the wording proposed by the State Tax Administration Agency (AEAT).

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Binding definition of independent director:

Indicate whether any of the independent directors has or has had any relationship with the company, its significant shareholders and/or its executives which, if sufficiently significant, would have meant that the director could not be considered independent under the definition given in section 5 of the unified code of good governance:

Date and signature:

This Annual Corporate Governance Report has been approved by the Company’s Board of Directors on 01/02/2010

Indicate whether any members have voted against or abstained with respect to the approval of this report.

NO

INFORMATION CONTENT ADDITIONAL TO THE ANNUAL BANCO BILBAO VIZCAYA ARGENTARIA S.A. CORPORATE GOVERNANCE REPORT, REQUIRED UNDER ARTICLE 61 BIS OF THE SECURITIES EXCHANGE ACT

This section includes the information content additional to the Annual Corporate Governance Report required under article 61 bis of Act 24/1988 of the Securities Exchange Act pursuant to the wording brought in by the Sustainable Economy Act.

This content is not included in the prevailing form used for the Annual Corporate Governance Report approved by the CNMV Circular 4/2007, 27th December, that is still in force, and is thus included as additional information in this Annex to that Report.

Securities not traded on a regulated EU exchange, indicating, where applicable, the different classes of shares and, for each class of shares, the rights and obligations they confer and the percentage of total share capital they represent:

All the shares in BBVA’s capital bear the same voting and economic rights. There are no distinct voting rights for any shareholder. There are no shares that do not represent capital.

BBVA shares are traded on the continuous market of the Spanish securities exchanges and on the London and Mexico markets. BBVA American Depositary Shares (ADS) are listed on the New York Stock Exchange and also traded on the Lima exchange (Peru) under an exchange agreement between both markets.

Additionally, at 31st December 2011, the shares of BBVA Banco Continental, S.A., Banco Provincial S.A., BBVA Colombia, S.A., BBVA Chile, S.A., BBVA Banco Francés, S.A. and AFP Provida were traded on their respective local securities markets, and the BBVA Banco Francés, S.A. and AFP Provida shares were also traded on the New York Stock Exchange. BBVA Banco Francés, S.A. is also listed on the LatAm market of Bolsa de Madrid.

Any restriction on the transferability of the securities and any restriction on voting rights.

This information is included under section A.10. of the 2011 Annual Corporate Governance Report of Banco Bilbao Vizcaya Argentaría, S.A.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

There are no legal or bylaw restrictions on the free acquisition or transfer of shares in the Company’s capital other than those established in articles 56 and following of Act 26/1988, 9th July, on discipline and oversight in financial institutions, amended by Act 5/2009, 29th June, which establishes that any individual or corporation, acting alone or in concert with others, intending to directly or indirectly acquire a significant holding in a Spanish financial institution (as defined in article 56 of the aforementioned Act 26/1998) or to directly or indirectly increase their holding in one in such a way that either the percentage of voting rights or of capital owned were equal to or more than 20, 30 or 50%, or by virtue of the acquisition, might take control over the financial institution, must first notify the Bank of Spain.

The Bank of Spain will have 60 working days starting from the date on which the notification was received, to evaluate the transaction and, where applicable, challenge the proposed acquisition on the grounds established by law.

There are no legal or bylaw restrictions on the exercise of voting rights.

Rules applicable to the amendment of the Company Bylaws

Article 30 of the BBVA Company Bylaws establishes that the General Meeting has powers to amend the Company Bylaws, and to confirm or rectify the manner in which the Board of Directors interprets them.

To such end, the rules established under articles 285 and following of the Corporate Enterprises Act will apply.

The above paragraph notwithstanding, article 25 of the Company Bylaws establishes that two-thirds of the subscribed capital with voting rights must attend the General Meeting at first summons, or 60% of said capital at second summons in order to validly adopt resolutions on any change in the corporate purpose, transformation, total spin-off or winding up of the Company and amendment of the second paragraph of this article.

Significant agreements reached by the company that come into force, are amended or concluded in the event of a change in the control of the Company stemming from a public takeover bid, and its effects.

No significant agreement reached by the Company is known that will come into force, be amended or concluded in the event of a change in the control of the Company stemming from a public takeover bid.

Agreements between the Company and its directors and managers and employees who are entitled to compensation when they resign or are unfairly dismissed or if their employment relationship terminates due to a public takeover bid.

At 31st December 2011, there are no commitments to pay compensation payments to executive directors.

The contract of the President & COO determines that in the event of him losing this condition on any grounds other than his own will, retirement, disability or severe dereliction of duty, he will take early retirement with a pension payable, as he chooses, through a lifelong annuity pension, or by payment of a lump sum. This pension will be 75% of his pensionable salary if the severance occurs before he is 55 and 85% if it occurs after reaching said age.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

The Bank has recognised the entitlement of some members of its senior management, 43 managers, 13 of whom belong to the Management Committee, to receive a compensation payment in the event of severance not due to their own will, retirement, disability or dereliction of duties. Its amount will be calculated by factoring in the fixed elements of the remuneration and the seniority of the Bank employee. No indemnity payments will be made in the event of disciplinary termination of contract due to the employer’s decision on the grounds of serious dereliction of duties.

The Bank has also agreed compensation clauses with some employees (50 members of the technical and specialist staff) in the event of unfair dismissal. The amount of this compensation is calculated according to the wage and professional conditions of each employee.

Description of the main characteristics of the internal control and risk management systems with respect to the financial reporting process.

1.	The entity’s control environment

The BBVA Audit & Compliance Committee Regulations establish that the Committee’s duties include the provision of sufficient, adequate and efficient supervision of the way in which the internal control systems work. This must ensure firstly that the financial statements of the Entity and its consolidated Group contained in the annual and quarterly reports and secondly, the information on accounts or financials required by the Bank of Spain and/or other regulatory bodies including those in other countries where the Group operates are correct, reliable, sufficient and clear. The Board of Directors, pursuant to article 17 of the Board Regulations, analyses the quarterly financial statements and approves the Half-Year and Annual Financial Report of BBVA and its consolidated Group.

To ensure that the internal control system is working requires a structure to take responsibility for this throughout the entire organisation. There are mechanisms in charge of the design and review of the organisational structure that clearly define the lines of accountability and authority and a suitable distribution of tasks and duties, carried out by the corporate internal control units to facilitate the financial reporting for the members of the organisation in compliance with applicable standards.

Additionally, advancing through the employees’ commitment to the internal control system, there is a Code of Conduct approved by the Board of Directors, the channel for whistleblowers regarding possible breaches of that Code and ongoing training and refresher courses for key staff in the financial area. The Code of Conduct is applicable to all the companies and persons comprising the organisation. It has been distributed so that they can be apprised of its content. It is based on the following values: ethical values; relational integrity; integrity in the markets; personal integrity and organisational integrity. It makes specific mention of transparency in the information provided to the market.

The duties of the Audit & Compliance Committee include ensuring that the internal codes of ethics and conduct and securities market trading, as they apply to Group personnel, comply with the legislation and are appropriate for the Bank. The Regulatory Compliance unit is in charge of analysing possible breaches of the Code of Conduct and proposing corrective or disciplinary measures. Regarding the whistle-blowing channels, as specified in the Code of Conduct, communications will be passed on to any of the units designated for this purpose. The units are obliged to preserve the anonymity of the person blowing the whistle on a possible breach of the Code.

Training and periodic refresher courses will be held on accounting standards, internal control and risk management in units involved in preparing and reviewing the financial information and in evaluating the internal control system.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

2.	Financial reporting risk assessment

Within the organisation a process is carried out each month to identify and update the consolidation perimeter. This covers all the objectives of financial reporting.

The process of identifying risks of error, falsehood or omission carried out by the Financial Reporting Internal Control unit is based on calculating materiality. It selects the material accounting items, processes and companies where the risks are identified, thereby determining the scope of the annual assessment ensuring the coverage of their risks that are critical to the financial statements. Identification of potential risks that must necessarily be covered by the annual assessment begins with the management’s business understanding and insight, taking into account quantitative criteria (probability of occurrence, economic impact and materiality) and qualitative criteria associated with the type, complexity and nature of the risks and/or of the business structure itself. As proof, the effects of other types of risk (operating, technology, financial, legal, reputational, environmental risks, etc) are taken into account insofar as they impact on the financial statements.

The system for identifying and assessing financial reporting internal control risks is dynamic. It evolves continuously, always reflecting the reality of the Group’s business, the risks affecting it and the controls that mitigate them. The process is documented at least once a year. It is supervised by the Audit & Compliance Committee and the Global Internal Control & Operational Risk Committee is also apprised of it.

3.	Control activities

There are descriptions of processes documented in a management tool to maintain the flows of activities and controls for the different types of critical transactions and to develop a suitable procedure for signing off the financial statements to cover the risks identified for this process.

The internal control policies establish controls and procedures on the operation of the reporting systems and security of access, functional segregation, development and/or modification of computer applications, and on the management of subcontracted activities, or those aspects of assessment, calculation or valuation entrusted to independent experts. Likewise, there are procedures for the governance bodies to review and authorise the financial information disseminated to the securities markets, including specific review of the relevant judgements, estimates and projections.

4.	Information and communication

The organisation has an Accounting Policies committee and unit. Their mission is to act as arbiter to establish the accounting and solvency criteria applicable to ensure the correct recording of transactions to the accounts and the calculation of capital requirements within the framework of standards issued by the Bank of Spain, the European Union (International Accounting Standards Board, Equity Directives) and the Basel Committee. There is an updated accounting manual, disseminated over the Company intranet to all the units through which the Entity operates.

Control measures have been implemented to guarantee that all the data underpinning the financial information are collected in a comprehensive, exact and timely manner, and are reported in due time and form. The format of the financial reporting system is unique and standardised. It is applicable to and used by all the Group units. This format underpins the principal financial statements and the notes. There are also control measures and procedures to ensure that the information broadcast to the markets includes an appropriate level of detail and is suitably transmitted in line with the way that the investors and users of the financial information understand and interpret it.

The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

5.	Supervision of how the system works

The Entity has an internal audit unit that provides support to the Audit Committee in supervising the financial reporting internal control system. In the final instance, the internal control system, pursuant to the Technical Audit Notes, is examined by the Group’s accounts auditor, who reports to the Audit & Compliance Committee and issues an opinion on the effectiveness of the internal control system with respect to the financial information contained in the Group’s annual consolidated statements at 31st December each year, in order for the financial information to be filed with the Securities & Exchange Commission. At the date of this report, the auditor of the consolidated accounts has not reported any significant or material issue to the Audit Committee, the Board of Directors or the Management Committee.

During 2011, the internal control areas have carried out a complete assessment of the financial reporting internal control in which no material or significant issue has been manifested to date. The assessment was reported to the Audit Committee, the Management Committee, the external auditor and the Global Internal Control & Operational Risk Committee.

Not all the control issues are of equal relevance or of equal economic significance: for each issue, there is an estimate of the expected economic impact and the probability of occurrence. The issues are then ranked as a function of these estimates. An action plan is established for each of the issues identified by the internal control units and the issues detected by the internal or external auditor, to correct or mitigate the risks.

The internal control supervision carried out by the Audit & Compliance Committee, described in the Audit & Compliance Committee Regulations, published on the Group website, includes the following activities:

•

Supervise the internal control systems’ sufficiency, appropriateness and efficacy in order to ensure the accuracy, reliability, scope and clarity of the financial statements of the Company and its consolidated Group in their annual and quarterly reports. Also supervise the accounting and financial information that the Bank of Spain or other regulators from Spain and abroad may require.

•	Ensure that the internal codes of ethics and conduct and securities market trading, as they apply to Group personnel, comply with legislation and are appropriate for the Bank.

•

Analyse the financial statements of the Bank and its consolidated Group contained in the annual and quarterly reports prior to their presentation to the Board, and with the necessary depth to check their accuracy, reliability, scope and clarity. For this purpose, the Committee will have all the necessary information with the level of detail it deems appropriate, and be provided the necessary support of the Group’s executive management, especially that of the Finance Area and that of the Company auditor.

•	Review all the relevant changes relating to the accounting principles used and the presentation of the financial statements and ensures that they are given due publicity.

•

Select the external auditor for the Bank and the consolidated Group and for all the companies comprising the Group. The Committee will oversee its independence and ensure that its audit schedule is carried through.

•	Approve the annual Internal Audit schedule, monitor it and be apprised of the degree to which the units audited comply with the corrective measures recommended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 14, 2012	By:	/s/ Eduardo Ávila Zaragoza
	Name:	Eduardo Ávila Zaragoza
	Title:	Chief Accounting Officer